FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica - 2014 Annual Accounts

	• Account Auditor’s Report, Annual Financial Statements and Management Report of Telefónica, S.A., all for the Fiscal Year 2014.	4

	• Account Auditor’s Report, Annual Financial Statements and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2014.	229

Telefónica, S.A. hereby submits the Individual Annual Accounts of “Telefónica, S.A.” and the Consolidated Annual Accounts of “Telefónica S.A.” and its “Group of Subsidiaries” for 2014 financial year, that have been filed with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores - CNMV).

The aforesaid Annual Accounts will be submitted for approval of the next Annual General Shareholders’ Meeting of the Company, the dates of which will be announced due course.

Madrid, February 27, 2015

AUDIT REPORT, ANNUAL FINANCIAL STATEMENTS, AND

MANAGEMENT REPORT OF TELEFÓNICA, S.A., ALL FOR THE

YEAR ENDED DECEMBER 31, 2014

Independent Audit Report

TELEFÓNICA, S.A.

Financial Statements and Management Report

for the year ended

December 31, 2014

Translation of a report and financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 23)

INDEPENDENT AUDIT REPORT ON THE FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A

Report on the financial statements

We have audited the accompanying financial statements of Telefónica, S.A., which comprise the balance sheet at December 31, 2014, and the income statement, the statement of changes in equity, the cash flow statement, and the notes thereto for the year then ended

Directors’ responsibility for the financial statements

The Directors are responsible for the preparation of the accompanying financial statements so that they give a true and fair view of the equity and financial position and the results of Telefónica, S.A., in accordance with the regulatory framework for financial information applicable to the Entity in Spain, identified in Note 2.a to the accompanying financial statements, and for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the accompanying financial statements based on cur audit. We conducted our audit in accordance with prevailing audit regulations in Spain. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of financial statements by the Directors of the Company in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Domicilio Social: PI. Pablo Ruiz Picasso. 1. 28020 Madrid - Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8a, Hoja M-23123, Inscripción 116. C.I.F. B-78970506. A member firm of Ernst & Young Global Limited.

Opinion

In our opinion, the accompanying financial statements give a true and fair view, in all material respects, of the equity and financial position of Telefónica, S.A. at December 31, 2014, and its results and cash flow for the year then ended, in accordance with the applicable regulatory framework for financial information in Spain, and specifically the accounting principles and criteria contained therein.

Report on other legal and regulatory requirements

The accompanying 2014 management report contains such explanations as the Directors consider appropriate concerning the situation of the Company, the evolution of its business and other matters; however, it is not an integral part of the financial statements. We have checked that the accounting information included in the aforementioned management report agrees with the 2014 financial statements. Our work as auditors is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the Company’s accounting records.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

February 27, 2015

2

2014

TELEFÓNICA, S.A.

Annual financial statements and management report for the year ended December 31, 2014

Financial Statements

Telefónica, S.A.

Balance sheet at December 31

Millions of euros
	Notes	2014	2013
ASSETS
NON-CURRENT ASSETS		73,065	70,506
Intangible assets	5	58	58
Software		13	12
Other intangible assets		45	46
Property, plant and equipment	6	225	262
Land and buildings		142	146
Plant and other PP&E items		76	90
Property, plant and equipment under construction and prepayments		7	26
Investment property	7	417	399
Land		94	65
Buildings		323	334
Non-current investments in Group companies and associates	8	62,367	62,380
Equity instruments		59,123	58,155
Loans to Group companies and associates		3,227	4,205
Other financial assets		17	20
Financial investments	9	5,709	3,082
Equity instruments		483	591
Loans to third parties		217	—
Derivatives	16	4,998	2,369
Other financial assets	9	11	122
Deferred tax assets	17	4,289	4,325
CURRENT ASSETS		12,782	14,634
Net assets held for sale		—	2,302
Trade and other receivables	10	1,081	1,122
Current investments in Group companies and associates	8	5,168	5,992
Loans to Group companies and associates		5,031	5,956
Derivatives	16	105	10
Other financial assets		32	26
Investments	9	1,941	445
Loans to companies		1,399	45
Derivatives	16	488	337
Other financial assets		54	63
Accruals		8	5
Cash and cash equivalents		4,584	4,768

TOTAL ASSETS		85,847	85,140

The accompanying Notes 1 to 23 and Appendix I and II are an integral part of these balance sheets

Telefónica, S.A.    4

Financial Statements

Millions of euros
	Notes	2014	2013
Equity and liabilities
EQUITY		23,168	22,827
CAPITAL AND RESERVES		24,232	23,658
Share capital	11	4,657	4,551
Share premium	11	460	460
Reserves	11	18,682	18,528
Legal		984	984
Other reserves		17,698	17,544
Treasury shares and own equity instruments	11	(1,587)	(545)
Profit for the year	3	2,604	664
Interim dividend	3	(1,790)	—
Other equity instruments	11	1,206	—
UNREALIZED GAINS (LOSSES) RESERVE	11	(1,064)	(831)
Available-for-sale financial assets		20	49
Hedging instruments		(1,084)	(880)
NON-CURRENT LIABILITIES		49,351	47,154
Non-current provisions		267	213
Non-current borrowings	12	8,069	9,096
Bonds and other marketable debt securities	13	831	177
Bank borrowings	14	4,027	6,079
Derivatives	16	3,122	2,677
Finance leases		—	75
Other debts		89	88
Non-current borrowings from Group companies and associates	15	40,728	37,583
Deferred tax liabilities	17	179	262
Long term deferred revenues		108	—
CURRENT LIABILITIES		13,328	15,159
Current provisions		46	12
Current borrowings	12	1,201	1,869
Bonds and other marketable debt securities	13	77	943
Bank borrowings	14	759	831
Derivatives	16	365	95
Current borrowings from Group companies and associates	15	11,702	12,982
Trade and other payables	18	336	286
Accruals		43	10

TOTAL EQUITY AND LIABILITIES		85,847	85,140

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets

Telefónica, S.A.    5

Financial Statements

Telefónica, S.A.

Income statements for the years ended December 31

Millions of euros	Notes	2014	2013
Revenue	19	8,727	11,003
Rendering of services to Group companies and associates		643	687
Rendering of services to non-group companies		3	3
Dividends from Group companies and associates		7,974	10,078
Interest income on loans to Group companies and associates		107	235
Impairment and gains (losses) on disposal of financial instruments		(3,675)	(7,990)
Impairment losses and other losses	8	(3,679)	(7,998)
Gains (losses) on disposal and other gains and losses		4	8
Other operating income	19	96	84
Non-core and other current operating revenue - Group companies and associates		25	62
Non-core and other current operating revenue - non-group companies		71	22
Employees benefits expense	19	(233)	(154)
Wages, salaries and others		(203)	(135)
Social security costs		(30)	(19)
Other operational expense		(327)	(343)
External services - Group companies and associates	19	(104)	(104)
External services - non-group companies	19	(198)	(225)
Taxes other than income tax		(25)	(14)
Depreciation and amortization	5, 6 and 7	(64)	(76)
OPERATING PROFIT		4,524	2,524
Finance revenue	19	184	179
From equity investments of third parties		4	7
From marketable securities and other financial instruments of third parties		180	172
Finance costs	19	(2,296)	(2,712)
Borrowings from Group companies and associates		(2,034)	(1,971)
Third-party borrowings		(262)	(741)
Change in fair value of financial instruments		(57)	(38)
Trading portfolio and other securities		(38)	6
Gain (loss) on available-for-sale financial assets recognized in the period	9 y 11	(19)	(44)
Exchange rate gains (losses)	19	(96)	82
Impairment and gains (losses) on disposal of financial instruments with third-parties	9.3 y 19.9	(270)	(2)
NET FINANCIAL EXPENSE		(2,535)	(2,491)
PROFIT BEFORE TAX	21	1,989	33
Income tax	17	615	631
PROFIT FOR THE YEAR		2,604	664

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these income statements

Telefónica, S.A.    6

Financial Statements

Telefónica, S.A.

Statements of changes in equity for the years ended December 31

A) Statement of recognized income and expense

Millions of euros	Notes	2014	2013
Profit of the period		2,604	664

Total income and expense recognized directly in equity	11	(360)	463

From measurement of available-for-sale financial assets		(59)	74
From cash flow hedges		(411)	588
Income tax impact		110	(199)

Total amounts transferred to income statement	11	127	111

From measurement of available-for-sale financial assets		19	44
From cash flow hedges		163	114
Income tax impact		(55)	(47)

TOTAL RECOGNIZED INCOME AND EXPENSE		2,371	1,238

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

B) Statements of total changes in equity for the years ended December 31

Millions of euros	Share capital	Share premium and Reserves	Treasury shares	Profit for the year	Interim dividend	Other net equity instruments	Net unrealized gains (losses) reserve	Total
Balance at December 31, 2012	4,551	19,989	(788)	631	—	—	(1,405)	22,978

Total recognized income and expense	—	—	—	664	—	—	574	1,238

Transactions with shareholders and owners	—	(1,680)	243	—	—	—	—	(1,437)
Dividends paid	—	(1,588)	—	—	—	—	—	(1,588)
Transactions with treasury shares or own equity instruments (net)	—	(92)	243	—	—	—	—	151
Other movements	—	48	—	—	—	—	—	48
Appropriation of prior year profit (loss)	—	631	—	(631)	—	—	—	—
Balance at December 31, 2013	4,551	18,988	(545)	664	—	—	(831)	22,827

Total recognized income and expense	—	—	—	2,604	—	—	(233)	2,371

Transactions with shareholders and owners	106	(485)	(1,042)	—	(1,790)	1,206	—	(2,005)
Dividends paid	106	(348)	—	—	(1,790)	—	—	(2,032)
Transactions with treasury shares or own equity instruments (net)	—	(113)	(1,042)	—	—	—	—	(1,155)
Other transactions with shareholders and owners	—	(24)	—	—	—	1,206	—	1,182
Other movements	—	(25)	—	—	—	—	—	(25)
Appropriation of prior year profit (loss)	—	664	—	(664)	—	—	—	—
Balance at December 31, 2014	4,657	19,142	(1,587)	2,604	(1,790)	1,206	(1,064)	23,168

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

Telefónica, S.A.    7

Financial Statements

Telefónica, S.A.

Cash flow statements for the years ended December 31

Millions of euros	Notes	2014	2013
A) CASH FLOWS FROM OPERATING ACTIVITIES		8,418	6,224
Profit before tax		1,989	33
Adjustments to profit:		(1,836)	226
Depreciation and amortization	5,6 and 7	64	76
Impairment of investments in Group companies and associates	8	3,679	7,998
Change in long term provisions		(29)	(18)
Gains on the sale of financial assets		(4)	—
Losses on disposal of property, plant and equipment		—	(8)
Dividends from Group companies and associates	19	(7,974)	(10,078)
Interest income on loans to Group companies and associates	19	(107)	(235)
Net financial expense		2,535	2,491
Change in working capital		43	(52)
Trade and other receivables		35	(7)
Other current assets		(40)	11
Trade and other payables		(49)	(76)
Other current liabilities		97	20
Other cash flows from operating activities	21	8,222	6,017
Net interest paid		(1,872)	(1,664)
Dividends received		9,750	6,428
Income tax receipts		237	1,253
Other payments/proceeds from operating activities		107	—
B) CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES		(3,024)	(147)
Payments on investments	21	(5,704)	(2,938)
Proceeds from disposals	21	2,680	2,791
C) CASH FLOWS USED IN FINANCING ACTIVITIES		(5,524)	(3,736)
Payments on equity instruments		(21)	(244)
Proceeds from financial liabilities	21	(3,502)	(1,904)
Debt issues		10,038	10,127
Repayment and redemption of debt		(13,540)	(12,031)
Dividends paid	21	(2,001)	(1,588)
D) NET FOREIGN EXCHANGE DIFFERENCE		(54)	(23)
E) NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(184)	2,318
Cash and cash equivalents at January 1		4,768	2,450
Cash and cash equivalents at December 31		4,584	4,768

Notes 1 to 23 and Appendices I and II are an integral part of these cash flow statements.

Telefónica, S.A.    8

Financial Statements

TELEFÓNICA, S.A.

Annual financial statements for the ended December 31, 2014

Note 1. Introduction and general information

Telefónica, S.A. (“Telefónica” or “the Company”) is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.

The Company’s registered office is at Gran Vía 28, Madrid (Spain), and its Employer Identification Number (CIF) is A-28/015865.

Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In keeping with the above, Telefónica is currently the parent company of a group that offers both fix and mobile telecommunications with the aim to turn the challenges of the new digital business into reality and being one of the most important players. The objective of the Telefonica Group is positioning as a Company with an active role in the digital business taking advantage of the opportunities of its size and industrial and strategic alliances.

The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

Telefónica, S.A.    9

Financial Statements

Note 2. Basis of presentation

a) True and fair view

These financial statements have been prepared from Telefónica, S.A.’s accounting records by the Company’s Directors in accordance with the accounting principles and standards contained in the Spanish GAAP in force approved by Royal Decree 1514/2007, on November 16 (PGC 2007), modified by Royal Decree 1159/2010, dated September 17, 2010 and other prevailing legislation at the date of these financial statements, to give a true and fair view of the Company’s equity, financial position, results of operations and of the cash flows obtained and applied in 2014.

The accompanying financial statements for the year ended December 31, 2014 were prepared by the Company’s Board of Directors at its meeting on February 23, 2015 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company’s functional currency.

b) Comparison of information

In 2013 and 2014 there have not been significant transactions that should be taken into account in order to ensure the comparison of information included in the Annual Financial Statements of both years.

c) Materiality

These financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the PGC 2007 conceptual framework.

d) Use of estimates

The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established on the basis of these estimates. The Company periodically reviews these estimates.

A significant change in the facts and circumstances on which these estimates are based could have an impact on the Company’s results and financial position.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.

Provisions for impairment of investments in Group companies and associates

Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount. In note 8.2 it is assessed the impairment of these investments.

There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.

Telefónica, S.A.    10

Financial Statements

Deferred taxes

The Company assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Company’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate valuation of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation or unforeseen transactions that could affect tax balances. The information about deferred tax assets and unused tax loss carryforwards, whose effect has been registered when necessary in balance, is included in Note 17.

Note 3. Proposed appropriation of profit

Telefónica, S.A. obtained 2,604 million euros of profit in 2014. Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2014 profit for approval at the Shareholders’ Meeting:

Millions of euros
Proposed appropriation:
Profit for the year	2,604
Distribution to:
Goodwill reserve (Note 11.c)	2
Voluntary reserves	812
Interim Dividend	1,790

At its meeting of April 25, 2014, the Company’s Board of Directors resolved to pay an interim dividend against 2014 profit of a fixed gross 0.40 euros for each of the outstanding shares carrying dividend rights. This dividend was paid in full on May 7, 2014. The total amount paid was 1,790 million euros (see Note 11.1.d).

In accordance with Article 277 of the Spanish Enterprise Law, the following table shows the provisional statement issued by the Directors to substantiate that the Company had sufficient liquidity at that time to distribute this dividend.

Millions of euros
Liquidity statement
Income from January 1 through March 31, 2014	3,177
Mandatory appropriation to reserves	—
Distributable income	3,177
Proposed interim dividend (maximum amount)	(1,820)

Cash position
Funds available for distribution
Cash and cash equivalents	4,135
Unused credit facilities	4,397
Proposed interim dividend (maximum amount)	(1,820)

To ensure its liquidity requirements are met throughout the following year, the Company effectively manages its liquidity risks (see Note 16).

Telefónica, S.A.    11

Financial Statements

Note 4. Recognition and measurement accounting policies

As stated in Note 2, the Company’s financial statements have been prepared in accordance with the accounting principles and standards contained in the Código de Comercio, which are further developed in the Plan General de Contabilidad currently in force (PGC 2007), as well as any commercial regulation in force at the reporting date.

Accordingly, only the most significant accounting policies used in preparing the accompanying financial statements are set out below, in light of the nature of the Company’s activities as a holding.

a) Intangible assets

Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis over their useful lives. The most significant items included in this caption are computer software licenses, which are generally amortized on a straight-line basis over three years.

b) Property, plant and equipment and investment property

Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value.

The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3 - 25
Other plant or equipment, furniture and fixtures	10
Other items of property, plant and equipment	4 - 10

Investment property is measured and depreciated using the same criteria described for land and buildings for own use.

c) Impairment of non-current assets

Non-current assets are assessed at each reporting date for indicators of impairment. Where such indicators exist, or in the case of assets which are subject to an annual impairment test, the Company estimates the asset’s recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value in the currency in which they will be generated, using a discount rate appropriate to that currency and reflecting current market assessments of the time value of money and the risks specific to the asset.

Telefónica bases the calculation of impairment on the business plans of the various companies to which the assets are allocated. The projected cash flows, based on strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.

d) Financial assets and liabilities

Financial investments

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset.

Telefónica, S.A.    12

Estados financieros

“Investments in group companies, joint ventures and associates” are classified into a category of the same name and are shown at cost less any impairment loss (see Note 4.c). Group companies are those over which the Company exercises control, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties. Telefónica assesses the existence of significant influence not only in terms of percentage ownership but also in qualitative terms such as presence on the board of directors, involvement in decision-making, the exchange of management personnel, and access to technical information.

Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest rate movements and which have not been included in the other categories of financial assets defined in the PGC 2007 are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months.

Derivative financial instruments and hedge accounting

When Telefónica chooses not to apply hedge accounting criteria but economic hedging, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.

e) Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

The income obtained by the Company in dividends received from Group companies and associates, and from the interest accrued on loans and credits given to them, are included in revenue in compliance with the provisions of consultation No. 2 of BOICAC 79, published on September 30, 2009.

f) Related party transactions

In mergers and spin-offs of businesses involving the parent company and its direct or indirect subsidiary, in cases of non-monetary contributions of businesses between Group companies, and in cases of dividends, the contributed assets are valued, in general, at their pre-transaction carrying amount in the individual financial statements, given that the Telefónica Group does not prepare its consolidated financial statements in accordance with the Standards on Preparing Consolidated Financial Statements (Spanish “NOFCAC”).

In these same operations, companies may also opt to use the consolidated values under International Financial Reporting Standards (IFRS) as adopted by the European Union, providing that the consolidated figures do not differ from those obtained under the NOFCAC. Lastly, the Company may also opt to use the values resulting from a reconciliation to the NOFCAC. Any accounting difference is taken to reserves.

g) Financial guarantees

The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see Note 20.a). Where financial guarantees provided have a counterguarantee on the Company’s balance sheet, the value of the counterguarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.

Guarantees provided for which there is no item on the Company’s balance sheet acting as a counterguarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:

i)	The amount resulting from the application of the rules for measuring provisions and contingencies.

ii)	The amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.

Telefónica, S.A.    13

Financial Statements

h) Consolidated data

As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group’s consolidated financial statements for 2014 and 2013 are as follows:

Millions of euros
Item	2014	2013
Total assets	122,299	118,862

Equity:
Attributable to equity holders of the parent	21,115	21,185
Attributable to minority interests	9,174	6,297
Revenue from operations	50,377	57,061
Profit for the year:
Attributable to equity holders of the parent	3,001	4,593
Attributable to minority interests	251	376

Telefónica, S.A.    14

Financial Statements

Note 5. Intangible assets

The movements in the items composing intangible assets and the related accumulated amortization in 2014 and 2013 are as follows:

2014

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	261	10	—	3	274
Software	120	5	—	4	129
Other intangible assets	141	5	—	(1)	145
ACCUMULATED AMORTIZATION	(203)	(13)	—	—	(216)
Software	(108)	(8)	—	—	(116)
Other intangible assets	(95)	(5)	—	—	(100)
Net carrying amount	58	(3)	—	3	58

2013

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	331	7	(78)	1	261
Software	184	4	(69)	1	120
Other intangible assets	147	3	(9)	—	141
ACCUMULATED AMORTIZATION	(267)	(13)	77	—	(203)
Software	(169)	(8)	69	—	(108)
Other intangible assets	(98)	(5)	8	—	(95)
Net carrying amount	64	(6)	(1)	1	58

At December 31, 2014 and 2013 commitments exist to acquire intangible assets amounting to 0.7 and 0.1 million euros, respectively.

At December 31, 2014 and 2013, the Company had 175 million euros and 157 million euros, respectively, of fully amortized intangible assets.

Telefónica, S.A.    15

Financial Statements

Note 6. Property, plant and equipment

The movements in the items composing property, plant and equipment and the related accumulated depreciation in 2014 and 2013 are as follows:

2014

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	567	6	(13)	(3)	557
Land and buildings	228	—	—	—	228
Plant and other PP&E items	313	3	—	6	322
Property, plant and equipment under construction and prepayments	26	3	(13)	(9)	7
ACCUMULATED DEPRECIATION	(305)	(40)	13	—	(332)
Buildings	(82)	(17)	13	—	(86)
Plant and other PP&E items	(223)	(23)	—	—	(246)
Net carrying amount	262	(34)	—	(3)	225

2013

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	592	11	(35)	(1)	567
Land and buildings	227	—	(17)	18	228
Plant and other PP&E items	325	4	(18)	2	313
Property, plant and equipment under construction and prepayments	40	7	—	(21)	26
ACCUMULATED DEPRECIATION	(289)	(52)	36	—	(305)
Buildings	(79)	(21)	18	—	(82)
Plant and other PP&E items	(210)	(31)	18	—	(223)
Net carrying amount	303	(41)	1	(1)	262

Firm commitments to acquire property, plant and equipment at December 31, 2014 and 2013 amounted to 3 million euros and 0.7 million euros, respectively.

At December 31, 2014 and 2013, the Company had 139 million euros and 47 million euros, respectively, of fully depreciated items of property, plant and equipment.

Telefónica, S.A. has taken out insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.

“Property, plant and equipment” includes the net carrying amount of the land and buildings occupied by Telefónica, S.A. at its Distrito Telefónica headquarters, amounting to 74 million euros and 76 million euros at the 2014 and 2013 year-ends, respectively. Also included is the net carrying amount of the remaining assets (mainly plant and property) of 48 and 63 million euros at December 31, 2014 and 2013, respectively. The land and buildings rented to other Group Companies have been included as “Investment properties” in Note 7.

Telefónica, S.A.    16

Financial Statements

Note 7. Investment properties

The movements in the items composing investment properties in 2014 and 2013 and the related accumulated depreciation are as follows:

2014

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	470	29	—	—	499
Land	65	29	—	—	94
Buildings	405	—	—	—	405
ACCUMULATED DEPRECIATION	(71)	(11)	—	—	(82)
Buildings	(71)	(11)	—	—	(82)
Net carrying amount	399	18	—	—	417

2013

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	470	—	—	—	470
Land	65	—	—	—	65
Buildings	405	—	—	—	405
ACCUMULATED DEPRECIATION	(60)	(11)	—	—	(71)
Buildings	(60)	(11)	—	—	(71)
Net carrying amount	410	(11)	—	—	399

As of September 4th, 2014 the Company exerted its pre-emptive rights and acquired the building of its headquarters in Barcelona, known as “Diagonal 00”, for 107 million euros plus transaction taxes. Until the purchase moment, the building was registered as an asset in financial leasing and the liability associated with this transaction amounted to 79.5 million euros. Having examined it, the Company has estimated that the additional investment corresponds only to a higher value of land, so in September the difference between liability and purchase cost was booked as addition under the “Land” caption. As a result of the transaction described, the obligation of future minimum payments under this finance lease has been canceled. The following detail shows the disclosure of the liability at 2013 year end.

Future minimum payments
Millions of euros	2013
Up to one year	5
Between two and five years	21
Over 5 years	44

Total	70

In addition to the “Diagonal 00” building mentioned above, “Investment properties” mainly includes the value of land and buildings leased by Telefónica, S.A. to other Group companies at the Distrito Telefónica head offices in Madrid.

Telefónica, S.A.    17

Financial Statements

In 2014, the Company has buildings with a total area of 322,039 square meters leased to several Telefónica Group and other companies, equivalent to an occupancy rate of 92.81% of the buildings it has earmarked for lease. In 2013, it had a total of 330,044 square meters leased, equivalent to an occupancy rate of 92.72% of the buildings earmarked for lease.

Total income from leased buildings in 2014 (see Note 19.1) amounted to 49 million euros (52 million euros in 2013). Future minimum rentals receivable under non-cancellable leases are as follows:

	2014	2013
Millions of euros	Future minimum recoveries	Future minimum recoveries
Up to one year	48	51
Between two and five years	17	30
Over 5 years	1	1

Total	66	82

The lease contracts held with subsidiaries occupying Distrito Telefónica have been renewed in 2014 for a non-cancellable period of 12 months. The figures also include non-cancellable lease revenue from Diagonal 00, the contracts for which expire in July 2016.

The main contracts of operating leases in which Telefónica, S.A. acts as lessee and there is no sub-lease are described in Note 19.5.

Telefónica, S.A.    18

Financial Statements

Note 8. Investments in group companies and associates

8.1. The movements in the items composing investments in Group companies, joint ventures and associates in 2014 and 2013 are as follows:

2014

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Hedges of a net investment	Closing balance	Fair value
Equity instruments (Net) (1)	58,155	1,049	—	(227)	—	(2)	148	59,123	131,415
Equity instruments (Cost)	80,107	4,728	—	(2,976)	—	(2)	148	82,005
Impairment losses	(21,952)	(3,679)	—	2,749	—	—	—	(22,882)
Loans to Group companies and associates	4,205	801	(12)	(1,789)	22	—	—	3,227	3,335
Other financial assets	20	14	—	(17)	—	—	—	17	17

Total non-current investment in Group companies and associates	62,380	1,864	(12)	(2,033)	22	(2)	148	62,367	134,767

Loans to Group companies and associates	5,956	4,302	(5,723)	482	14	—	—	5,031	5,031
Derivates	10	311	(216)	—	—	—	—	105	105
Other financial assets	26	19	(30)	17	—	—	—	32	32

Total current investments in Group companies and associates	5,992	4,632	(5,969)	499	14	—	—	5,168	5,168

(1)	Fair value at December 31, 2014 of Group companies and associates quoted in an active market (Telefónica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.

2013

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Hedges of a net investment	Closing balance	Fair value
Equity instruments (Net) (1)	67,770	(6,275)	(142)	(2,553)	—	(575)	(70)	58,155	133,297
Equity instruments (Cost)	82,532	1,723	(195)	(3,308)	—	(575)	(70)	80,107
Impairment losses	(14,762)	(7,998)	53	755	—	—	—	(21,952)
Loans to Group companies and associates	3,988	2,146	(1,664)	(269)	4	—	—	4,205	4,281
Other financial assets	21	—	(1)	—	—	—	—	20	20

Total non-current investment in Group companies and associates	71,779	(4,129)	(1,807)	(2,822)	4	(575)	(70)	62,380	137,598

Loans to Group companies and associates	3,608	5,774	(3,692)	269	(3)	—	—	5,956	5,956
Derivates	2	44	(36)	—	—	—	—	10	10
Other financial assets	26	—	—	—	—	—	—	26	26

Total current investments in Group companies and associates	3,636	5,818	(3,728)	269	(3)	—	—	5,992	5,992

(1)	Fair value at December 31, 2013 of Group companies and associates quoted in an active market (Telefónica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.

Telefónica, S.A.    19

Financial Statements

The most significant transactions occurred in 2014 and 2013 as well as their accounting impacts are described below:

2014

On January 28th, 2014 Telefónica announces that after obtaining the relevant regulatory approval, the sale transaction of the 65.9% of the capital share of Telefónica Czech Republic, a.s. to PPF Group N.V.I. has been completed. This concept was registered in 2013 balance under caption “Non-current assets held for sale” for an amount of 2,302 million euros.

On June 16, 2014 the three Italian shareholders of Telco, S.p.A. requested the initiation of the process of “demerger” (spin off) of the Company, as provided in the Shareholders Agreement. Implementation of the demerger, approved by the General Meeting of Shareholders of Telco, S.p.A. held on July 9, 2014, is subject to obtaining any required anti-trust and telecommunications approvals (including Brazil and Argentina). Once the aforementioned approvals are obtained, this decision will be implemented by transferring all the current stake of Telco, S.p.A. in Telecom Italia to four newly created companies. The share capital of each of these companies will belong in its entirety to each of the shareholders of Telco, S.p.A. and each of these companies will receive a number of shares of Telecom Italia S.p.A. proportional to the current economic stake in Telco, S.p.A. of its respective shareholder.

The application process of the aforementioned anti-trust and telecommunications approvals (including Brazil and Argentina) to proceed to the “demerger” (spin off) of Telco, S.p.A. has already started, once completed in Italy the corresponding corporate documents.

At a meeting on December 22, 2014, the Brazilian telecommunications regulator (ANATEL) approved the demerger on condition of suspension of Telefónica’s voting rights in Telecom Italia, S.p.A. and its subsidiaries, among certain other measures. Telefónica has agreed with the aforementioned suspension of voting rights and has offered the presentation of a formal statement to ANATEL in this regard. Therefore, on the same date Telefónica ceased to have significant influence through its indirect holding in Telecom Italia, S.p.A. and reclassified this investment as an available-for-sale financial asset (see Note 9).

2013

On April 29, 2013, Telefónica, S.A. signed an agreement with Corporación Multi Inversiones (“CMI”) to incorporate jointly a Spanish company to manage the Group’s investments in Guatemala, El Salvador, Nicaragua and Panama.

The resulting company, Telefónica Centroamérica Inversiones, S.L. (“TCI”) was incorporated through the initial contribution by Telefónica, S.A. of its entire shareholdings in Guatemala and El Salvador, along with 31.85% of its interest in Telefónica Móviles Panamá, S.A. at its net carrying amount equivalent to 633 million euros. The new company was incorporated and the corresponding contributions made on June 7, 2013.

On August 2, 2013 and having obtained the necessary regulatory authorisations, TCI’s capital was increased in 500 million US dollars (equivalent to 377 million euros on the payment date), subscribed in full by TLK Investments, C.V. (a company part of the CMI group), thereby completing the operation. Consequently, TLK Investments, C.V. holds a 40% interest in TCI and Telefónica, S.A. the remaining 60%. On the same date, Telefónica, S.A. sold the remainder of its stake in Telefónica Móviles Panamá, S.A. (24.5%) for 83 million euros.

Telefónica, S.A.    20

Financial Statements

On November 5, 2013, Telefónica announced that it had reached an agreement to sell 65.9% of the capital of Telefónica Czech Republic, a.s. (“Telefónica Czech Republic”) to PPF Group N.V.I. (“PPF”) for, approximately, 306 Czech crowns/share (around 2,467 million euros at the agreement date). This consideration is to be settled in two tranches:

(i) 2,063 million euros in cash on completion of the sale; and

(ii) 404 million euros in cash as a deferred payment over four years.

Subsequent to the transaction, Telefónica held a stake of 4.9% in Telefónica Czech Republic until the date of the sale (see Note 9).

At the date of the agreement, Telefónica, S.A. measured its stake in Telefónica Czech Republic at its total market value, recognising a provision for its investment portfolio of 643 million euros under the “Impairment losses and gains (losses) on disposal of financial instruments” heading of the income statement.

The agreed price for the stake being sold, updated at year end exchange rates, was reclassified to the “Non-current assets held for sale” until the pertinent authorisations were received from the regulators. The market value of the 4.9% stake that was retained totaling 178 million euros was reclassified to the “Equity instruments” heading under non-current financial assets (see Note 9.3). The aforementioned reclassifications were presented under “Transfers” in the table of movements for 2013.

On September 24, 2013, Telefónica and the other shareholders of the Italian company Telco, S.p.A. (which holds a 22.4% stake with voting rights of Telecom Italia, S.p.A.) reached an agreement whereby Telefónica, S.A. subscribed and paid out a share capital increase in Telco, S.p.A., through a cash contribution of 324 million euros, in exchange for shares with voting rights in Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remained unchanged (i.e. 46.18%), although its interest in the total share capital of Telco, S.p.A. was increased to 66%. This amount is recognised as “Additions” of equity instruments in the accompanying table of movements.

Other movements

Movement in “Transfers” in both 2014 and 2013 mainly includes the reclassification between long-term and current loans in accordance with the loan maturity schedule, as well as the reclassification under “Loans to third parties” of the bond and not yet due accrued interest of Telco, S.p.A. (see Note 8.5).

In 2014, movement in “Transfers” in “Equity instruments” caption refers to the net book value reclassification of the investment in Telco, S.p.A. (amounting to 358 million euros) as it has been described in this Note. Offsetting this figure, it is also included the reclassification to “Long term provisions” of the negative net book value of some investments in group companies totaling 131 million euros.

The column headed “Dividends” sets out the amounts of dividends paid out by Group companies and associates in respect of earnings generated prior to the effective date of the corresponding shareholding. In 2014 the amount is not significant and in 2013, Dividends comprised those distributed by Telefónica Czech Republic, a.s. totaling 101 million euros, O2 Europe Ltd. totaling 286 million euros and Panamá Cellular Holdings, B.V. totaling 186 million euros.

Telefónica, S.A.    21

Financial Statements

In 2014 and 2013, Telefónica, S.A. bought and sold the following shareholdings:

a) Acquisitions of investments and capital increases (Additions):

Millions of euros Companies	2014	2013
Telfin Ireland, Ltd.	3,700	—
Telefónica de Contenidos, S.A.U.	400	—
Telefónica Digital Holdings, S.A.U.	268	—
Telefónica Finanzas México, S.A. de C.V.	138	—
Telco, S.p.A.	—	324
Telefónica Móviles México, S.A. de C.V.	56	1,170
Other companies	166	229

Total	4,728	1,723

2014

With the object of regaining equity balance, on January 16th, 2014 Telefónica Digital Holding, S.A.U. increased its share capital totally subscribed and paid by Telefónica, S.A. amounting 31 million euros. On October 2nd, 2014 an additional capital increase was completed totaling 237 million euros also totally subscribed and paid by Telefónica, S.A. with the same objective of regaining the equity balance of the company and its affiliates.

On January 22nd, 2014 Telefónica México, S.A. de C.V. completed a share capital increase amounting to 1,000 million Mexican pesos (56 million euros) fully subscribed by Telefónica, S.A.

On March 25, 2014 Telefónica Finanzas México, S.A. de C.V. has increased its share capital by 2,500 million Mexican pesos (138 million euros) fully subscribed and paid by Telefónica, S.A.

On July 7th, 2014, and within the framework of the purchase of the shares that Promotora de Informaciones, S.A. (PRISA) owns in Distribuidora de Televisión Digital, S.A. (DTS), Telefónica de Contenidos, S.A. increased its share capital in 300 million euros totally subscribed by Telefónica, S.A. With the aim of raising the funds needed to complete the acquisition of this investment once the relevant regulatory approvals are achieved, on November 17th, the company increased its share capital in 100 million euros, fully subscribed and paid by Telefónica, S.A.

On August 1st and September 18th, Telefónica, S.A. completed two capital increases fully subscribed and paid in Telfin Ireland, Ltd totaling 2,900 million and 800 million euros, respectively, in order to provide the company with the funds needed to fulfill borrowing activities for other subsidiaries of the Telefónica Group such as Telefónica Deutschland and carry out their activities.

2013

On February 11, June 19 and August 29, 2013, Telefónica Móviles México, S.A. de C.V. increased its share capital by 2,173 million Mexican pesos (127 million euros), 2,435 million Mexican pesos (143 million euros) and 3,000 million Mexican pesos (170 million euros), which was fully subscribed by Telefónica, S.A.

On April 19, 2013, Telefónica, S.A. authorised the capitalisation of part of the loans it had extended to its subsidiary Telefónica Móviles México, S.A. de C.V. amounting to 11,697 million Mexican pesos (730 million euros).

The agreement reached to increase the stake in Telco, S.p.A. is described in this Note.

Telefónica, S.A.    22

Financial Statements

b) Disposals of investments and capital decreases:

Millions of euros Companies	2014	2013

Subsidiaries:
Telefónica Móviles Panamá, S.A.	—	130
Other companies	—	65

Total Subsidiaries:	—	195

2013

The disposal of Telefónica Móviles Panamá, S.A. forms part of the partial sale described at the start of this Note.

8.2. Assessment of impairment of investments in group companies, joint ventures and associates

At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency, net of the liabilities associated with each investment (mainly net borrowings and provisions) and translated to euros at the official closing rate of each currency at December 31, 2014.

As a result of these estimations and the effect of the net investment hedge in 2014, an impairment provision of 3,679 million euros was recognized (7,998 million euros in 2013). This amount derives mainly from the following companies:

(a) write down recognized for Telefónica Europe, plc. Amounting to 2,352 million euros in 2014 (2,423 million euros in 2013), increased by 148 million euros for the effect of the net investment hedge (70 million euros in 2013).

(b) write down of 559 million euros for Telefónica Brasil, S.A. (2,948 million euros in 2013) and 176 million euros for Sao Paulo Telecomunicaçoes, S.A. (915 million euros in 2013).

(c) write down of 92 million euros for Telco, S.p.A. (359 million euros in 2013), the owner of a stake in Telecom Italia, S.p.A.

(d) write down of 126 million euros for Telefónica México, S.A. de C.V. (211 million euros in 2013).

(e) write down of 300 million euros for Telefónica Digital Holding, S.A.U. (166 million euros in 2013).

In 2013, a write down recognised for Telefónica Czech Republic of 643 million euros was also included.

The write down in Telefónica Europe, plc. is mainly due to the impact of the 1,304 million-euro dividend distribution in 2014 and the changes in the present value of the expected turnover of the subsidiary. In this regard, the Operating Income Before Depreciation and Amortization (OIBDA) margin used to calculate long term cash flows is 1.7 p.p. lower compared with the same parameter used in 2013 plan.

The write down of the stake in Telefónica Brasil, S.A. and Sao Paulo Telecomunicaçoes, S.A. in 2014 results from the changes in the macroeconomic scenario. The estimate of GDP growth in the country, prepared by Focus Economics and analysts, was estimated in 2.3% for 2014 and it has finally been 0.2% and it will be no higher than 0.7% in 2015. The change in expectations has been reflected in the decrease of OIBDA used to calculate future cash flows. The OIBDA margin used to calculate long term cash flows, has decreased 2 p.p. compared with those used in 2013.

Telefónica, S.A.    23

Financial Statements

8.3. The detail of subsidiaries and associates is shown in Appendix I.

8.4. Transactions protected for tax purposes

Transaction carried out in 2014 that qualify for special tax treatment, as defined in Articles 83 or 94, as applicable, of Chapter VIII of Title VII of Legislative Royal Decree 4/2004 of March 5 approving the Revised Spanish Corporate Income Tax Law, is detailed in the following paragraph. Transactions qualified for special tax treatment carried out in prior years are disclosed in the financial statements for those years.

On May 14, 2014, exercising the powers conferred by shareholders in the Extraordinary Shareholders’ Meeting, the representative of the sole stakeholder of Telefónica Digital España, S.A.U., resolved to approve the takeover of Telefónica Global Aplications, S.L., by Telefónica Digital España, S.A.U., and transfer en bloc of their assets and liabilities to Telefónica Digital España, S.A.U., which will also acquire all their rights and obligations by universal succession.

The takeover merger deed was filed in the Madrid Companies Register on July, 9th 2014, with economic effect on January 1st, 2014.

Telefónica, S.A.    24

Financial Statements

8.5. The breakdown and maturity of loans to Group companies and associates in 2014 and 2013 are follows:

2014

Millions of euros
Company	2015	2016	2017	2018	2019	2020 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	276	638	—	400	—	—	1,314
Telefónica Móviles México, S.A. de C.V.	226	654	—	—	—	—	880
Telefónica de Contenidos, S.A.U.	419	—	—	—	—	—	419
Telefónica de España, S.A.U.	471	—	165	—	550	—	1,186
Telefónica Global Technology, S.A.U.	4	—	—	—	21	177	202
Telefónica Digital Holding, S.A.U.	—	155	—	—	—	—	155
Telefónica Emisiones, S.A.U.	138	—	—	—	—	—	138
Telefónica Internacional, S.A.U.	3,272	—	—	—	—	—	3,272
Other companies	225	106	29	203	36	93	692

Total	5,031	1,553	194	603	607	270	8,258

2013

Millions of euros
Company	2014	2015	2016	2017	2018	2019 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	130	—	638	—	400	—	1,168
Telefónica Móviles México, S.A. de C.V.	171	648	—	—	—	—	819
Telefónica de Contenidos, S.A.U.	—	419	—	—	—	—	419
Telefónica de España, S.A.U.	200	—	—	165	—	—	365
Telefónica Global Technology, S.A.U.	1	1	—	—	—	207	209
Telco, S.p.A.	33	1,225	—	—	—	—	1,258
Telefónica Emisiones, S.A.U.	223	122	—	—	—	—	345
Compañía de Inversiones y Teleservicios, S.A.U.	449	—	—	—	—	—	449
Telefónica Internacional, S.A.U.	4,530	—	—	—	—	—	4,530
Otras	219	31	219	—	—	130	599

Total	5,956	2,446	857	165	400	337	10,161

Telefónica, S.A.    25

Financial Statements

The main loans granted to Group and associated companies are described below:

•	The financing extended to Telefónica Móviles España, S.A.U. in 2014 and 2013 consists of two loans for 638 million euros and 400 million euros, with maturity date in 2016 and 2018, respectively, and formalised in 2013 to enable this company to meet its payment obligations. These credits have 4 million euros of accrued interest receivable.

Moreover, 272 million euros of taxes are receivable from this subsidiary for its tax expense declared in the consolidated tax return (126 million euros in 2013).

•	At December 31, 2014, the account receivable with Telefónica Móviles México, S.A. de C.V. amounts to 11,696.57 million Mexican pesos, equivalent to 654 million euros (11,696.57 million Mexican pesos, equivalent to 648 million euros in 2013). This consideration is recognised as non-current pursuant to the expected collection date at the reporting date. In 2013, half the nominal debt outstanding was capitalised, totaling 730 million euros and this movement has been recognised under “Disposals” in the table of movements for 2013. This transaction is described in section 1 a) of this Note.

At December 31, 2014, accrued interest receivable totals 226 million euros (171 million euros in 2013), which forms part of the current balance receivable.

•	At December 31, 2014, the account receivable with Telefónica de Contenidos, S.A.U. is broken down as follows:

a)	A 340 million-euro participating loan awarded in 2013 and maturity date in February 2015, all of which has been drawn down. This loan replaces a previous participating loan of 1,142 million euros which was settled in 2013. Interest on this loan is calculated according to the performance of Telefónica de Contenidos, S.A.U. At December 31, 2014 and 2013, no accrued interest is outstanding.

b)	A 79 million-euro participating loan extended in 2005 and maturing in 2015.

•	The 2014 balance for Telefónica de España, S.A.U. consists of a 550 million euros credit facility granted and drawn down in full in November 2014 and maturing in 2019, and a credit facility of 165 million euros maturing in 2017. Additionally, there is also a balance of 470 million euros comprising tax receivables from the subsidiary for its tax expense declared in the consolidated tax return (200 million euros in 2013) and accrued interest of 1 million euros.

•	At December 31, 2014, the account receivable from Telefónica Global Technology, S.A.U. (“TGT”) consists of a number of long-term financing agreements under participating loans which bear interest based on the business performance of the company, with an outstanding balance at December 31, 2014 of 202 million euros (207 million euros in 2013).

•	T. Digital Holding, S.L.U. has a financing maturing in 2016, with an outstanding balance at December 31, 2014 of 155 million euros.

•	During January and February 2014, according to their maturity schedule, Telefónica Emisiones S.A.U. bonds totaling 153 million euros and 57 million pounds sterling (equivalent to 69 million euros) have been cancelled. The remaining bonds (136 million euros), with a maturity date in the first half of 2015, are booked as short term financial assets. Accrued interest receivable amounts to 2 million euros at the 2014 year end (12 million euros at the 2013 year end).

•

On April 24, 2013, Telco, S.p.A.’s Board of Directors approved the issue of bonds totalling 1,750 million euros and maturing on February 28, 2015. Telefónica, S.A. and the other stakeholders resolved to subscribe their respective allocations on a pro-rata basis, with Telefónica, S.A.’s contribution amounting to 808 million euros. Pursuant to the agreement reached by Telefónica and the other stakeholders of Telco, S.p.A., on September 24, 2013, Telefónica, S.A. acquired 23.8% of the non-convertible bonds described above from the remaining stakeholders in exchange for 39,021,411 treasury shares, representing 0.9% of its share capital. (see Note 11.1.a.).

Telefónica, S.A.    26

Financial Statements

This amount of 417 million euros were recognised as “Additions” of loans to Group companies and associates in the accompanying table of movements of 2013.

•	On July 9, 2014, each of the Telco shareholders, among which Telefónica is one of them, agreed with Telco a shareholders loan agreement with a maturity date no later than April 30, 2015. The aggregate amount of shareholders loans made available pursuant to such loans is up to 2,550 million euros (1,683 million euros corresponding to Telefónica, S.A. according to its stake in Telco), which will enable Telco to repay in full all amounts due by Telco under its banking debt and the subordinated bond. As of December 31, 2014 there was no outstanding amount under there loans.

In 2014, the net book value of the investment in this company as well as the receivables and payables have been reclassified as third party balances in these annual accounts (see Notes 8 and 9). This movement is shown as “Transfers” in 2014 chart of movements.

•	In 2014 the General Shareholders’ Meeting of Telefónica Internacional, S.A.U. approved the distribution of 3,238 million euros against unrestricted reserves. The amount has been registered as short term financial receivables.

In 2013, the shareholders of Telefónica Internacional, S.A.U. agreed in a general meeting to distribute a dividend of 4,500 million euros against unrestricted reserves, which was book as short term financial receivable in 2013 and it has been settled in 2014.

•	In 2013, the shareholders of Compañía de Inversiones y Teleservicios, S.A.U. agreed in a general meeting to distribute a dividend of 440 million euros against unrestricted reserves. This consideration was recognised as a current receivable in the table of movements for 2013, and it has been collected in December 2014.

The Company has also extended 825 million euros (355 million euros in 2013) of loans in connection with the taxation of Telefónica, S.A. as the head of the tax group pursuant to the consolidated tax regime applicable to corporate groups (see Note 17). The most significant amounts have already been disclosed through this Note. All these amounts fall due in the short term.

Disposals of current loans to group companies and associates includes the cancellation of balances receivable from subsidiaries on account of their membership of Telefónica, S.A.’s tax group against debts held by these same subsidiaries totaling 355 million euros (827 million euros in 2013).

Total accrued interest receivable at December 31, 2014 included under “Current loans to group companies and associates” amounted to 234 million euros (222 million euros in 2013).

8.6. Other financial assets with Group companies and associates

This includes rights to collect amounts from other Group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees maturing in 2015, 2016 and 2017 (see Note 19.3).

Telefónica, S.A.    27

Financial Statements

Note 9. Financial investments

9.1. The breakdown of “Financial investments” at December 31, 2014 and 2013 is as follows:

2014

	Assets at fair value							Assets at amortized cost
					Measurement hierarchy

Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Subtotal liabilities at fair value	Total carrying amount	Total fair value
Non-current financial investments	483	2,457	2,541	5,481	483	4,998	—	217	11	228	236	5,709	5,717
Equity instruments	483	—	—	483	483	—	—	—	—	—	—	483	483
Derivatives (Note 16)	—	2,457	2,541	4,998	—	4,998	—	—	—	—	—	4,998	4,998
Loans to third parties and other financial assets	—	—	—	—	—	—	—	217	11	228	236	228	236
Current financial investments	—	250	238	488	—	488	—	1,399	54	1,453	1,447	1,941	1,935
Loans to third parties	—	—	—	—	—	—	—	1,399	54	1,453	1,447	1,453	1,447
Derivatives (Note 16)	—	250	238	488	—	488	—	—	—	—	—	488	488

Total financial investments	483	2,707	2,779	5,969	483	5,486	—	1,616	65	1,681	1,683	7,650	7,652

Telefónica, S.A.    28

Financial Statements

2013

	Assets at fair value							Assets at amortized cost
					Measurement hierarchy

Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Subtotal liabilities at fair value	Total carrying amount	Total fair value
Non-current financial investments	591	1,699	778	3,068	699	2,369	—	13	1	14	14	3,082	3,082
Equity instruments	591	—	—	591	591	—	—	—	—	—	—	591	591
Derivatives (Note 16)	—	1,591	778	2,369	—	2,369	—	—	—	—	—	2,369	2,369
Loans to third parties and other financial assets	—	108	—	108	108	—	—	13	1	14	14	122	122
Current financial investments	—	323	14	337	—	337	—	45	63	108	108	445	445
Loans to third parties	—	—	—	—	—	—	—	45	63	108	108	108	108
Derivatives (Note 16)	—	323	14	337	—	337	—	—	—	—	—	337	337

Total financial investments	591	2,022	792	3,405	699	2,706	—	58	64	122	122	3,527	3,527

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

Telefónica, S.A.    29

Financial Statements

9.2 Held-for-trading financial assets and hedges

These two categories include the fair value of outstanding derivate financial instruments at December 31, 2014 and 2013 (see Note 16).

9.3 Available-for-sale financial assets.

This category mainly includes the fair value of investments in listed companies (equity instruments) over which the Company does not have significant control or influence. The movement of items composing this category at December 31, 2014 and 2013 are as follows:

December 31, 2014

Millions of euros	Opening balance	Additions	Disposals	Other movements	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	382	—	—	(14)	(21)	347
Telefónica Czech Republic, a.s.	166	—	(160)	—	(6)	—
Telco, S.p.A.	—	—	(270)	358	(15)	73
Other companies	43	37	—	—	(17)	63

Total	591	37	(430)	344	(59)	483

December 31, 2013

Millions of euros	Opening balance	Additions	Disposals	Other movements	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	316	—	—	(10)	76	382
Telefónica Czech Republic, a.s.	—	—	—	178	(12)	166
Portugal Telecom, SGPS, S.A.	84	—	(84)	—	—	—
Other companies	33	—	—	—	10	43

Total	433	—	(84)	168	74	591

The impacts shown in the column “Fair value adjustments” on both years include the fair value adjustment, net of tax effect of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA). These impacts are registered in the Equity of the Company (Note 11.2.). The effect, recorded both in 2014 and 2013 under “other movements”, relates to the sale of rights to scrip dividends that the bank distributed in both years.

At December 31, 2014 Telefónica, S.A.’s investment in BBVA represents 0.72% of that company’s share capital.

The investment in Telefónica Czech Republic, a.s., reclassified by the Company under this caption in 2013, has been sold in October 2014 for an amount of 160 million euros. The result of the transaction has been recognised as financial result of the Company.

As a result of the loss of significant influence in its indirect investment in Telecom Italia, S.p.A., as reported at the beginning of Note 8, in December 2014 the net carrying amount of the investment in Telco, S.p.A. has been registered under this caption, being previously recognized as associated company. At this same moment, the Company has reviewed the value of this investment, booking it at the quoted price of Telecom Italia’s shares (0.89 euro per share) minus Telco’s debt. As a result of the valuation, 270 million euros of Financial Expense, third parties has been registered (See Note 19.7).

Telefónica, S.A.    30

Financial Statements

In October 2013 the contracts of Equity Swap over Portugal Telecom, SPGS, S.A. shares were fully cancelled. These transactions are shown under “Disposals” in the 2013 table above while the impact on the income statement amounted to 33 million euros financial expense in 2013, recognized under “Gain (loss) on available-for-sale financial assets recognized in the period”.

9.4 Other financial assets and loans to third parties

The breakdown of investments included in this category at December 31, 2014 and 2013 is as follows:

Millions of euros	2014	2013
Other non-current financial assets:
Loans to third parties	217	—
Guarantees given	11	13
Other non-current financial assets	—	109
Other current financial assets:
Loans to third parties	1,399	45
Other current financial assets	54	63

Total	1,681	230

9.4.1 Loans to third parties

Current loans to third parties included in 2013 the cost of the financial instrument arranged to partially cover share-based payment schemes involving Telefónica, S.A. shares (Performance & Investment Plan PIP) for 37 million euros. (see Note 19.3).

The full amount within non-current loans in 2014 is the deferred account receivable generated from the sale of Telefónica Czech Republic, a.s. completed on January 28, 2014. This same item amounts to 86 million euros as current loans. The sale agreement contemplates a payment schedule that extends to January 2018.

Additionally, the principal plus the outstanding receivable interests of the bonds of Telco, S.p.A., amounting 1,307 million euros, have been recognised as non-current loans to third parties. In 2013 they appeared as loans to associates (see Note 8) and after considering this investment as available-for-sale it has been classified under loans to third parties. In this regard, the interest accrued on these bonds during 2014 is included under finance revenue, as described in Note 19.6.

9.4.2. Other non-current financial assets

In November 2013, Telefónica, S.A. acquired on the market a bond convertible into Telecom Italia, S.p.A. shares, with a nominal value of 103 million euros. At year end, the bond was priced at 105% its nominal value, and the 5 million-euro impact of this difference was recognised in the profit and loss account under “Fair value of financial instruments”. On June 20, 2014 the sale of this financial asset was completed and the result of the transaction was recognised under the same caption in the profit and loss account.

Telefónica, S.A.    31

Financial Statements

Note 10. Trade and other receivables

The breakdown of “Trade and other receivables” at December 31, 2014 and 2013 is as follows:

Millions of euros	2014	2013
Trade receivables	2	20
Trade receivables from Group companies and associates	422	425
Other receivables	1	16
Employee benefits receivable	2	1
Tax receivables (Note 17)	654	660

Total	1,081	1,122

“Trade receivables from Group companies and associates” mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly office rental fees (see Note 7).

“Trade receivables” and “Trade receivables from Group companies and associates” in 2014 and 2013 include balances in foreign currency equivalent to 267 million and 242 million euros, respectively. In December 2014, there were receivables in US dollars equivalent to 267 million euros (218 million euros in 2013). In addition, in December 2013, there were Czech crowns equivalent to 24 million euros.

These balances gave rise to exchange losses in the income statement of approximately 2 million euros in 2014 (11 million euros of exchange losses in 2013).

Telefónica, S.A.    32

Financial Statements

Note 11. Equity

11.1 Capital and reserves

a) Share capital

At December 31, 2014, Telefónica, S.A.’s share capital amounted to 4,657,204,330 euros and consisted of 4,657,204,330 fully paid ordinary shares of a single series, per value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the London and Buenos Aires Stock Exchanges, and on the New York and Lima Stock Exchanges, through ADSs, American Depositary Shares.

On December 9, 2014, the deed of a share capital increase of 106,179,744 euros was involved, during which 106,179,744 ordinary shares with a par value of 1 euro each were issued, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,657,204,330 euros subsequent to this increase.

With respect to authorizations given regarding share capital, on May 18, 2011, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, up to a maximum increase of 2,281,998,242.50 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, of any type permitted by the Law, with a fixed or variable premium, and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act.

Furthermore, on June 2, 2010, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

In addition, at the May 30, 2014 Shareholders’ Meeting, authorization was given for the Board of Directors to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, or debt instruments of similar category or hybrid instruments whatever may be the forms admitted in law, plain or, in the case of debentures, bonds and hybrid instruments convertible into shares of the Company and/or exchangeable for shares of any of the Group companies, or any other company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares of the Company, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset. The aggregated amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25,000 million or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. Also for purposes of the foregoing limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance that is approved under this delegation shall be taken into account.

Telefónica, S.A.    33

Financial Statements

At December 31, 2014 and 2013, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/31/14	128,227,971	11.68	11.92	1,528	2.75332%

(1)	Millions of euros

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/31/13	29,411,832	11.69	11.84	348	0.64627%

(1)	Millions of euros

The movement in treasury shares of Telefónica, S.A. in 2014 and 2013 is as follows:

Number of shares
Treasury shares at 12/31/12	47,847,809
Acquisitions	113,154,549
Disposals	(131,590,526)
Treasury shares at 12/31/13	29,411,832
Acquisitions	100,723,415
Disposals	(129,177)
GESP share plan delivery	(1,778,099)
Treasury shares at 12/31/14	128,227,971

Acquisitions

The amount of the acquisitions of treasury shares in 2014 and 2013 was 1,176 million euros and 1,216 million euros, respectively.

Disposals

Treasury shares sold in 2014 and 2013 amounted to 1 million euros and 1,423 million euros, respectively. The main transactions were as follows:

•	On March 26, 2013 Telefónica, S.A. reached an agreement with qualified and professional investors whereby the Company disposed of all the treasury shares it held (90,067,896 shares) at a price of 10.80 euros per share.

•	On September 24, 2013 Telefónica, S.A. acquired the remaining shareholders of Telco, S.p.A. 23.8% of the non-convertible bonds issued in 2013 by Telco, S.p.A. The payment of this transaction consisted of the transmission of 39,021,411 treasury shares of the Company (Note 8.5.)

In addition to these disposals, on November 28, 2014, 1,778,099 shares were delivered to Group employees when the second phase of the Global Employee Share Plan (“the GESP”) matured.

Options on treasury shares

At December 31, 2014, Telefónica held 76 million call options on treasury shares (134 million options in 2013) subject to physical delivery at a fix price which are presented as a reduction in equity under the caption

Telefónica, S.A.    34

Financial Statements

“treasury share instruments”. They are valued at the amount of premium paid, and upon maturity if the call options are exercised the premium is reclassified as treasury shares together with the price paid. If they are not exercised upon maturity their value is recognized directly in reserves.

The Company also has a derivative instrument, to be settled by offset, on a nominal value equivalent to 32 million of Telefónica shares, recognized under “Current interest-bearing debt” in the accompanying balance sheet (derivative instrument on 30 million shares in 2013, recognized under “Current interest-bearing debt”).

b) Legal reserve

According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2014, the Company had duly set aside this reserve.

c) Other reserves

“Other reserves” includes:

•	The “Revaluation reserve” which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2014, an amount of 8 million euros corresponding to revaluations reserves subsequently considered unrestricted has been reclassified to “Other reserves” (7 million euros in 2013). The balance of this reserve at December 31, 2014 and 2013 was 101 million euros and 109 million euros, respectively.

•	Reserve for cancelled share capital: In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2012, a reserve for cancelled share capital amounting to 84 million euros was recorded, the same amount as the capital reduction made in the year. The cumulative amount of the reserve for cancelled share capital at December 31, 2014 and 2013 was 582 million euros.

•	Pursuant to the provisions of Royal Decree 1514/2007, since 2008, after the distribution of profits for each year, the Company sets aside a non-distributable reserve of 2 million euros for goodwill amortization. The balance of this reserve at December 31, 2014 was 10 million euros. The proposed appropriation of 2014 profit (see Note 3) includes an allocation of 2 million euros to this restricted reserve.

•	In addition to the restricted reserves explained above, “Other reserves” includes unrestricted reserves from gains obtained by the Company in prior years.

d) Dividends

Dividends paid in 2014

The Board of Directors’ at its meeting of April 25th, 2014 approved the payment of an interim dividend of 0.4 euros per share outstanding. The dividend was paid on May 7th, 2014 and the total amount paid was 1,790 million euros.

Telefónica, S.A.    35

Financial Statements

The Executive Commission of Telefonica, S.A. Board of Directors, at its meeting held on November 14, 2014, agreed to carry out the execution of the free-of-charge capital increase, related to the shareholders compensation by means of a scrip dividend, approved by the Annual General Shareholder´s Meeting held on May 30, 2014.

After this approval, each shareholder received one free allotment right for each Telefónica Share held. Such free allotment rights were traded on the continuous Market in Spain during a period of fifteen calendar days.

Once this trading period ended, the shareholders of 15.8% of the free-of-charge allotment rights have accepted the purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was carried into effect on December 8, 2014, assuming an impact on equity of 242 million euros.

The shareholders of 84.2% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Nevertheless, Telefónica, S.A. has waived the subscription of new shares that correspond to the treasury shares, so the final number of shares issued in the capital increase was 106,179,744 shares with a nominal value of 1 euro each.

Dividends paid in 2013

Approval was given at the General Shareholders’ Meeting of May 31, 2013 to pay a gross 0.35 dividend per outstanding share carrying dividend rights, with a charge to unrestricted reserves. The dividend was paid on November 6, 2013 and the total amount paid was 1,588 million euros.

e) Other equity instruments

On September 24, 2014, Telefónica Participaciones, S.A.U., issued 1,500 million euros of bonds necessarily convertible into new and/or existing shares of Telefónica, S.A. at a nominal fixed interest rate of 4.9%, due on September 25, 2017, guaranteed by Telefónica, S.A. The notes could be converted at the option of the noteholders or the issuer at anytime from the 41st day after the Issue Date up to the 25th trading day prior to the Maturity Date. The minimum conversion price of the notes will be equal to 11.9 euros per share and the maximum conversion price will be equal to 14.5775 euros per share, resulting in a premium equal to 22.5% over the minimum conversion price.

On the same date, Telefónica, S.A. issued bonds with the same amount and characteristics of the previously detailed bond and a derivative instrument (warrant) in order to hedge the convertion price of the bonds. These bonds were wholly acquired by Telefónica Participaciones, S.A.U. In the balance sheet of Telefónica, S.A. the present value of the coupons has been recorded as debt amounting 215 million euros (217 million euros as of December 31st, 2014 as seen in Note 15), the warrant has been accounted as long term liabilities to group companies (see Note 15) and the remaining amount of 1,206 million euros has been recorded as “other net equity instruments”.

Telefónica, S.A.    36

Financial Statements

11.2 Unrealized gains (losses) reserve

The movements in the items composing “Unrealized gains (losses) reserve” in 2014 and 2013 are as follows:

2014

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	49	(59)	17	19	(6)	20
Cash flow hedges (Note 16)	(880)	(411)	93	163	(49)	(1,084)

Total	(831)	(470)	110	182	(55)	(1,064)

2013

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	(34)	74	(22)	44	(13)	49
Cash flow hedges (Note 16)	(1,371)	588	(177)	114	(34)	(880)

Total	(1,405)	662	(199)	158	(47)	(831)

Telefónica, S.A.    37

Financial Statements

Note 12. Financial liabilities

The breakdown of “Financial liabilities” at December 31, 2014 and 2013 is as follows:

2014

	LIABILITIES AT FAIR VALUE
				MEASUREMENT HIERARCHY			LIABILITIES AT AMORTIZED COST

Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Subtotal liabilities at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	2,322	800	3,122	—	3,122	—	45,675	50,313	48,797	53,435
Payable to Group companies and associates	—	—	—	—	—	—	40,728	45,287	40,728	45,287
Bank borrowings	—	—	—	—	—	—	4,027	4,070	4,027	4,070
Bonds and other marketable debt securities	—	—	—	—	—	—	831	867	831	867
Derivatives (Note 16)	2,322	800	3,122	—	3,122	—	—	—	3,122	3,122
Other financial liabilities	—	—	—	—	—	—	89	89	89	89
Current financial liabilities	264	101	365	—	365	—	12,538	11,930	12,903	12,295
Payable to Group companies and associates	—	—	—	—	—	—	11,702	11,107	11,702	11,107
Bank borrowings	—	—	—	—	—	—	759	760	759	760
Bonds and other marketable debt securities	—	—	—	—	—	—	77	63	77	63
Derivatives (Note 16)	264	101	365	—	365	—	—	—	365	365

Total financial liabilities	2,586	901	3,487	—	3,487	—	58,213	62,243	61,700	65,730

Telefónica, S.A.    38

Financial Statements

2013

	LIABILITIES AT FAIR VALUE
				MEASUREMENT HIERARCHY			LIABILITIES AT AMORTIZED COST

Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Subtotal liabilities at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	1,223	1,454	2,677	—	2,677	—	44,002	48,226	46,679	50,903
Payable to Group companies and associates	—	—	—	—	—	—	37,583	41,748	37,583	41,748
Bank borrowings	—	—	—	—	—	—	6,079	6,167	6,079	6,167
Bonds and other marketable debt securities	—	—	—	—	—	—	177	148	177	148
Derivatives (Note 16)	1,223	1,454	2,677	—	2,677	—	—	—	2,677	2,677
Other financial liabilities	—	—	—	—	—	—	163	163	163	163
Current financial liabilities	91	4	95	—	95	—	14,756	14,724	14,851	14,819
Payable to Group companies and associates	—	—	—	—	—	—	12,982	13,000	12,982	13,000
Bank borrowings	—	—	—	—	—	—	831	763	831	763
Bonds and other marketable debt securities	—	—	—	—	—	—	943	961	943	961
Derivatives (Note 16)	91	4	95	—	95	—	—	—	95	95
Other financial liabilities	—	—	—	—	—	—	—	—	—	—

Total financial liabilities	1,314	1,458	2,772	—	2,772	—	58,758	62,950	61,530	65,722

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

Telefónica, S.A.    39

Financial Statements

Note 13. Bonds and other marketable debt securities

13.1 The balances and movements in issues of debentures, bonds and commercial paper at December 31, 2014 and 2013 are as follows:

2014

Millions of euros	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	761	359	1,120
Additions	750	6	756
Depreciation and amortization	(613)	(361)	(974)
Revaluation and other movements	4	2	6
Closing balance	902	6	908
Details of maturities:
Non-current	831	—	831
Current	71	6	77

2013

Millions of euros	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	1,328	328	1,656
Additions	—	34	34
Depreciation and amortization	(583)	—	(583)
Revaluation and other movements	16	(3)	13
Closing balance	761	359	1,120
Details of maturities:
Non-current	177	—	177
Current	584	359	943

The additions shown in the table of movements for 2014 in the column “Non-convertible debentures and bonds” relate to Telefónica’s bond issuance made on July 24, 2014 amounting to 750 million euros. The bonds are mandatorily exchangeable into ordinary shares of Telecom Italia, S.p.A, maturing on July 24, 2017. The bonds may be exchanged in advance of the transfer of the shares, except under certain circumstances where the company may opt to redeem the bonds in cash. As a result of this transaction, Telefónica, S.A., after the Telco, S.p.A. demerger and the later transfer of the underlying shares of the bonds, would reduce its stake in Telecom Italia, S.p.A, which would be between 8.3% and 9.4% in Telecom Italia, S.p.A, current voting share capital.

Telefónica, S.A.    40

Financial Statements

Maturities of the nominal amounts of debenture and bond issues at December 31, 2014 and 2013 are as follows:

2014

Millions of euros				Maturity
Name	Interest rate	% interest rate		2015	2016	2017	2018	2019	Subsequent years	TOTAL
DEBENTURES AND BONDS:
MARCH 00	FLOATING	2.80	%(*)	50	—	—	—	—	—	50
Bonds exchangeable into Telecom Italia shares	FIXED	6.00%		—	—	750	—	—	—	750

Total issues				50	—	750	—	—	—	800

(*)	The applicable interest rate (floating, set annually) is the sterling 10-year swap rate multiplied by 1.0225.

2013

Millions of euros					Maturity
Name	Interest rate		% interest rate		2014 (1)	2015	2016	2017	2018	Subsequent years	TOTAL
DEBENTURES AND BONDS:
JULY 99	ZERO COUPON	(**)	6.39%		—	—	—	—	—	73	73
MARCH 00	FLOATING		2.065	%(*)	—	50	—	—	—	—	50
NOVEMBER 12	FIX		4.18%		582	—	—	—	—	—	582

Total issues					582	50	—	—	—	73	705

(*)	The applicable interest rate (floating, set annually) is the sterling 10-year swap rate multiplied by 1.0225.
(**)	Issues of zero-coupon debentures and bonds are shown in the table above at amortized cost.
(1)	For 2014 the figures include a maturity of 582 million euros, without a contractual obligation for these maturities.

Zero-coupon bonds issued in July 99 have been redeemed in July 2014, and accordingly, the closing balance of this concept is zero in 2014 annual accounts.

13.2 At December 31, 2014, Telefónica, S.A. had a corporate promissory note program registered with the CNMV, with the following features:

Millions of euros Amount	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement

500 million; can be increased to 2,000 million	Auctions	100,000 euros	60, 90, 180, 365, 540 and 731 days	Competitive auctions
	Tailored	100,000 euros	Between 3 and 731 days	Specific transactions

At December 31, 2014 the outstanding balance on this promissory note program was 6 million euros (359 million euros in 2013).

13.3 The average interest rate during 2014 on debentures and bonds outstanding during the year was 5.15% (4.61% in 2013) and the average interest rate on corporate promissory notes was 0.43% (1.38% in 2013).

Telefónica, S.A.    41

Financial Statements

Note 14. Interest-bearing debt and derivates

14.1 The balances at December 31, 2014 and 2013 are as follows:

December 31, 2014

Millions of euros
Item	Current	Non-current	Total
Loans with financial entities	759	4,027	4,786
Derivative financial liabilities (Note 16)	365	3,122	3,487

Total	1,124	7,149	8,273

December 31, 2013

Millions of euros
Item	Current	Non-current	Total
Loans with financial entities	831	6,079	6,910
Derivative financial liabilities (Note 16)	95	2,677	2,772

Total	926	8,756	9,682

14.2 The nominal values of the main interest-bearing debts at December 31, 2014 and 2013 are as follows:

Description	Value Date	Maturity Date	Currency	Limit 12/31/14 (millions)	Balance (million of euros)
Syndicated loan (1) *	04/21/06	04/21/17	EUR	700	700
Syndicated loan Tranche A3	07/28/10	07/28/16	EUR	328	328
Bilateral loan on supplies*	02/22/13	01/31/23	USD	905	571
Bilateral	06/26/14	06/26/17	EUR	2,000	2,000

*	Facilities with amortization schedule.
(1)	350 million euros are scheduled to mature on 04/21/15

Description	Value Date	Maturity Date	Currency	Limit 12/31/13 (millions)	Balance (million of euros)
Syndicated facility *	04/21/06	04/21/17	EUR	700	700
ECA structured facility *	02/12/10	11/30/19	USD	296	215
Syndicated loan Tranche A2 **	07/28/10	07/28/14	EUR	2,000	2,000
Syndicated loan Tranche A3	07/28/10	07/28/16	EUR	2,000	2,000
ECA structured facility *	05/03/11	07/30/21	USD	341	247
Bilateral Loan	02/27/12	02/27/15	EUR	200	200
Syndicated loan Tranche D2	03/02/12	12/14/15	EUR	923	923
Vendor Loan *	02/21/13	02/21/16	EUR	206	206
Vendor Loan*	02/22/13	01/31/23	USD	1,001	336

*	Facilities with amortization schedule.
**	1,400 million euros under Tranche A2 were refinanced with forward start facilities dated 02/22/2013 (available from 07/28/2014).

Telefónica, S.A.    42

Financial Statements

14.3 Maturities of balances at December 31, 2014 and 2013 are as follows:

December 31, 2014

	Maturity
Millions of euros Items	2015	2016	2017	2018	2019	Subsequent years	Closing balance
Loans with financial entities	759	508	2,531	232	427	329	4,786
Derivative financial liabilities (Note 16)	365	147	345	476	357	1,797	3,487

Total	1,124	655	2,876	708	784	2,126	8,273

December 31, 2013

	Maturity
Millions of euros Items	2014	2015	2016	2017	2018	Subsequent years	Closing balance
Loans with financial entities	831	1,228	2,317	1,360	1,064	110	6,910
Derivative financial liabilities (Note 16)	95	215	290	290	562	1,320	2,772

Total	926	1,443	2,607	1,650	1,626	1,430	9,682

14.4	Interest-bearing debt arranged or repaid in 2014 mainly includes the following:

•	On February 7, 2014, Telefónica, S.A. made an early repayment for 923 million euros of its syndicated loan (Tranche D2) dated March 2, 2012 and originally scheduled to mature on December 14, 2015.

•	On February 18, 2014, Telefónica, S.A. signed a 3,000 million euros syndicated revolving credit facility maturing on February 18, 2019. This agreement would enter into effect on February 25, 2014 cancelling the 3,000 million euros syndicated credit facility (Tranche B) signed on July 28, 2010 (originally scheduled to mature in 2015). At December 31, 2014 there was no outstanding amount under this facility and therefore is not mentioned in the table of 14.2 chapter.

•	On June 26, 2014, Telefónica, S.A. signed a 2,000 million euros bilateral loan maturing on June 26, 2017. At the same date it was fully disbursed.

•	During 2014, Telefónica, S.A. made an early repayment for 1,672 million euros of its syndicated loan (tranche A3) dated July 28, 2010 and scheduled to mature originally on July 28, 2016. As of December 31, 2014 the outstanding balance of this financing was 328 million euros (2,000 million euros in 2013).

•	During 2014, Telefónica, S.A. repaid in full its syndicated loan (tranche A2) dated July 28, 2010 totaling 2,000 million euros and scheduled to mature originally on July 28, 2014. At the same time, its forward start facilities (Tranche A2A and A2B) dated February 22, 2013 and available as of July 28, 2014 were fully canceled.

•	During 2014, Telefónica, S.A. drew down an aggregate principal amount of 310 million US dollars (255 million euros) of its bilateral loan on supplies of 1,001 million US dollars (825 million euros) with an outstanding balance at December 31, 2014 amounted to 694 million US dollars (571 million euros).

14.5 Average interest on loans and borrowings

The average interest rate in 2014 on loans and borrowings denominated in euros was 1.048% and 2.250% for foreign-currency loans and receivables.

Telefónica, S.A.    43

Financial Statements

The average interest rate in 2013 on loans and borrowings denominated in euros was 1.323% and 2.510% for foreign-currency loans and receivables.

14.6 Unused credit facilities

The balances of loans and borrowings relate only to amounts drawn down.

At December 31, 2014 and 2013, Telefónica had undrawn credit facilities amounting to 7,445 million euros and 8,873 million euros, respectively.

Financing arranged by Telefónica, S.A. at December 31, 2014 and 2013 is not subject to compliance with financial ratios (covenants).

Telefónica, S.A.    44

Financial Statements

Note 15. Payable to group companies and associates

15.1 The breakdown at December 31, 2014 and 2013 is as follows:

December 31, 2014

Millions of euros	Non-current	Current	Total
Loans	40,415	11,265	51,680
Trade payables to Group companies and associates	21	152	173
Derivatives (Note 16)	107	12	119
Payable to subsidiaries due to taxation on a consolidated basis	185	273	458

Total	40,728	11,702	52,430

December 31, 2013

Millions of euros	Non-current	Current	Total
Loans	37,273	12,622	49,895
Trade payables to Group companies and associates	53	164	217
Derivatives (Note 16)	—	16	16
Payable to subsidiaries due to taxation on a consolidated basis	257	180	437

Total	37,583	12,982	50,565

Telefónica, S.A.    45

Financial Statements

The maturity of these loans at the 2014 and 2013 year ends is as follows:

December 31, 2014

Company (Millions of euros)	2015	2016	2017	2018	2019	2020 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	3,962	6,391	4,774	3,786	3,347	14,897	37,157
Telefónica Europe, B.V.	1,451	—	—	1,104	847	5,035	8,437
Telfisa Global, B.V.	3,913	—	—	—	—	—	3,913
Telefónica Finanzas, S.A.U.	1,837	75	—	—	—	—	1,912
Others	102	—	142	—	—	17	261

Total	11,265	6,466	4,916	4,890	4,194	19,949	51,680

December 31, 2013

Company (Millions of euros)	2014	2015	2016	2017	2018	2019 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	4,987	2,966	5,971	3,999	3,576	14,431	35,930
Telefónica Europe, B.V.	1,095	797	—	160	1,116	3,707	6,875
Telfisa Global, B.V.	3,455	—	—	—	—	—	3,455
Telefónica Finanzas, S.A.U.	3,085	475	75	—	—	—	3,635

Total	12,622	4,238	6,046	4,159	4,692	18,138	49,895

Financing raised by Telefónica, S.A. through its subsidiary Telefónica Europe, B.V. at December 31, 2014 was 8,437 million euros (6,875 million euros in 2013). This financing entails a number of loans paying market interest rates calculated on a Euribor plus spread basis, with an average interest rate in 2014 of 5.00% (3.90% in 2013). The main source of this financing was the funds obtained through the issuance of undated deeply subordinated reset rate guaranteed securities amounting 5,120 million euros (2,466 million euros in 2013), bonds and debentures amounting 1,530 million euros (1,406 million euros in 2013) and commercial paper amounting 496 million euros (919 million euros in 2013).

The main transactions made in 2014 were following:

•	On March 31, 2014, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities, with the subordinated guarantee of Telefónica, S.A., one of them for an aggregate nominal amount of 750 million euros subject to a call option exercisable by the Issuer from the sixth anniversary of the issuance date and the other for an aggregate nominal amount of 1,000 million euros subject to a call option exercisable by the Issuer from the tenth anniversary of the issuance date. The main terms and conditions of the loan granted to Telefónica, S.A., with the proceeds received from each of the issuances are as follows:

The issuance price was established at 100% of the face value of the loan, in an amount of 1,750 million euros, with long term maturity. For the purpose of calculation on interest rate, this loan is divided into two tranches. The first tranche, related with the amortizing securities nominal amount from the sixth anniversary of the issuance date (750 million euros), will accrue interest at an annual rate of 5.032% as from the issuance date (inclusive) up to March 31, 2020. From March 31, 2020 (inclusive), the loan will accrue a fixed interest rate equal to the applicable 6 year swap rate plus a margin of: (i) 3.836% per year as from March 31, 2020 up to March 31, 2024 (not inclusive); (ii) 4.086% per year as from March 31, 2024 up to March 31, 2040 (not inclusive); and (iii) 4.836% per

Telefónica, S.A.    46

Financial Statements

year as from March 31, 2040 (inclusive). The second tranche, related with to the amortizing securities nominal amount from the tenth anniversary of the issuance date (1,000 million euros), will accrue interest at an annual rate of 5.907% as from the issuance date (inclusive) up to March 31, 2024. From March 31, 2024 (inclusive), the loan will accrue a fixed interest rate equal to the applicable 10 year swap rate plus a margin of: (i) 4.333% per year as from March 31, 2024 up to March 31, 2044 (not inclusive); (ii) 5.083% per year as from March 31, 2044 (inclusive).

•	On December 4, 2014, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities, with the subordinated guarantee of Telefónica, S.A., for an aggregate nominal amount of 850 million euros and subject to a call option exercisable by the Issuer from the fifth anniversary of the issuance date. The main terms and conditions of the loan granted to Telefónica, S.A., with the proceeds received from each of this issuance is as follows:

The issuance price was established at 100% of the face value of the loan, in an amount of 850 million euros, with long-term maturity. This loan will accrue interest at an annual rate of 4.232% as from the issuance date (inclusive) up to December 4, 2019. From December 4, 2019 (inclusive), it will accrue a fixed rate of interest equal to the applicable 5 year swap rate resettable every five years plus a margin of: (i) 3.838% per year as from December 4, 2019 up to December 4, 2024 (not inclusive); (ii) 4.088% per year as from December 4, 2024 up to December 4, 2039 (not inclusive); and (iii) 4.838% per year as from December 4, 2039 (inclusive).

Financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2014 was 37,157 million euros (35,930 million euros in 2013). This financing is arranged as loans from these companies on the same terms as those of the issuance programs. The average interest rate in 2014 was 4.69% (5.09% in 2013). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on the corresponding effective interest rates. Telefónica Emisiones, S.A.U. raised financing in 2014 mainly by tapping the European and US capital markets, issuing the following bonds totaling 2,962 million euros (4,883 million euros in 2013):

Description	Issue date	Maturity date		Amount in millions (nominal)	Currency of issue	Amount in millions of euros (nominal)	Coupon
Telefónica Emisiones, S.A.U.
EMTN bonds	03/26/14	03/26/16		200	EUR	200	Euribor 3M + 0.65%
	04/10/14	04/10/17		200	EUR	200	Euribor 3M + 0.75%
	05/27/14	05/27/22		1,250	EUR	1,250	2.242%
	06/04/14	04/10/17	(*)	100	EUR	100	Euribor 3M + 0.75%
	10/17/14	10/17/29		800	EUR	800	2.932%
SHELF bond	06/23/14	06/23/17		500	USD	412	Libor 3M + 0.65%

(*)	Retap bond of the 200 million euros issuance dated on 04/10/14.

Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes restatements to amortized cost at December 31, 2014 and 2013 as a result of fair value interest rate and exchange rate hedges.

Meanwhile, at December 31, 2014, Telefónica, S.A. had raised financing from Telefónica Finanzas, S.A.U., in charge of the integrated cash management of the companies comprising the Telefónica Group in Spain, amounting to 1,912 million euros (3,635 million euros at December 31, 2013) in a series of loans bearing interest at market rates.

Telfisa Global, B.V. centralizes and handles cash management and flows for the Telefónica Group in Latin America, the United States and Europe. The balance payable to this subsidiary is formalized through several

Telefónica, S.A.    47

Financial Statements

Deposit Agreements accruing interest at market rates and amounting to 3,913 million euros in 2014 (3,455 million euros in 2013).

Financing raised by Telefónica, S.A. through Telefónica Participaciones, S.A.U. at December 31, 2014 totals 217 million euros and it has been shown as “Others” in 2014 chart of movements. This financing corresponds to the actual value of the interests from a bond issuance launched on September 24, 2014 by Telefónica, S.A. and fully subscribed by Telefónica Participaciones, S.A.U. with an average interest rate of 4.90% (see Note 11 e). The nominal value of the previouly mentioned issuance (1,500 million euros) of bonds necessarily convertible into treasury shares has been booked as “Other equity instruments”.

Loans to Group companies under current assets include accrued interest receivable at December 31, 2014 of 917 million euros (1,281 million euros in 2013).

15.2 The balance of “Payable to subsidiaries due to taxation on a consolidated basis” was 458 million euros and 437 million euros at December 31, 2014 and 2013, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax losses) to the tax group headed by Telefónica, S.A. (see Note 17). The current- or non-current classification is based on the Company’s projection of maturities.

The main amounts are those relating to Telefónica Internacional, S.A.U. for 97 million euros (104 million euros in 2013), Telefónica Móviles España, S.A.U. for 101 million euros (116 million euros in 2013) and Latin American Cellular Holdings, S.L for 122 million euros (154 million euros in 2013).

Telefónica, S.A.    48

Financial Statements

Note 16. Derivate financial instruments and risk management policies

a) Derivative financial instruments

During 2014, the Group continued to use derivatives to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.

At December 31, 2014, the total outstanding balance of derivatives transactions was 162,926 million euros (139,000 million euros in 2013), of which 132,950 million euros related to interest rate risk and 29,976 million euros to foreign currency risk. In 2013, 109,389 million euros related to interest rate risk and 29,610 million euros to foreign currency risk.

It should be noted that at December 31, 2014, Telefónica, S.A. had transactions with financial institutions to hedge exchange rate risk for other Telefónica Group companies amounting to 2,420 million euros (1,429 million euros in 2013). At year-end 2014 and 2013, the Company had no transactions to hedge interest rate risk for other Group companies. These external trades are matched by intra-group hedges with identical terms and maturities between Telefónica, S.A. and Group companies, and therefore involve no risk for the Company. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.

The breakdown of Telefónica, S.A.’s interest rate and exchange rate derivatives at December 31, 2014, their notional amounts at year end and the expected maturity schedule is as follows:

Telefónica, S.A.    49

Financial Statements

2014
Millions of euros		Telefonica receives		Telefonica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	101,258
Fixed to fixed	85	85	EUR	85	EUR
Fixed to floating	45,923	45,956	EUR	45,923	EUR
Floating to fixed	55,200	55,200	EUR	55,200	EUR
Floating to floating	50	50	EUR	50	EUR
Foreign currency interest rate swaps	29,456
Fixed to floating
CHFCHF	520	625	CHF	625	CHF
CZKCZK	418	11,600	CZK	11,600	CZK
GBPGBP	4,866	3,790	GBP	3,790	GBP
JPYJPY	117	17,000	JPY	17,000	JPY
USDUSD	18,674	22,672	USD	22,672	USD
Floating to fixed
CZKCZK	45	1,250	CZK	1,250	CZK
GBPGBP	2,359	1,838	GBP	1,838	GBP
USDUSD	2,457	2,984	USD	2,984	USD
Exchange rate swaps	15,191
Fixed to fixed
EURBRL	466	524	EUR	1,502	BRL
EURCLP	51	47	EUR	37,800	CLP
EURCZK	352	401	EUR	9,759	CZK
Fixed to floating
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating
CHFEUR	515	625	CHF	515	EUR
EURCZK	148	162	EUR	4,114	CZK
EURGBP	519	588	EUR	405	GBP
GBPEUR	829	700	GBP	829	EUR
JPYEUR	167	17,000	JPY	167	EUR
USDEUR	12,049	16,074	USD	12,049	EUR
Forwards	12,435
BRLEUR	2,755	9,312	BRL	2,755	EUR
CLPEUR	14	10,063	CLP	14	EUR
EURBRL	384	372	EUR	1,238	BRL
EURCZK	24	24	EUR	667	CZK
EURGBP	1,646	1,622	EUR	1,282	GBP
EURMXN	225	216	EUR	4,031	MXN
EURUSD	2,939	2,831	EUR	3,569	USD
GBPEUR	2,176	1,725	GBP	2,176	EUR
GBPUSD	57	44	GBP	69	USD
USDBRL	21	25	USD	66	BRL
USDCLP	5	6	USD	3,752	CLP
USDCOP	1	1	USD	2,976	COP
USDEUR	1,884	2,357	USD	1,884	EUR
USDGBP	36	44	USD	28	GBP
USDPEN	2	2	USD	5	PEN
CZKEUR	266	7,352	CZK	266	EUR

Subtotal	158,340

Telefónica, S.A.    50

Financial Statements

Millions of euros
Notional amounts of structured products with options	Value in euros	Notional	Currency
Interest rate options Caps & Floors	2,236
Caps&Floors	2,236
USD	23	28	USD
EUR	1,250	1,250	EUR
GBP	963	750	GBP
Currency options	2,350
EURUSD	797	797	EUR
USDEUR	1,553	1,885	USD

Subtotal	4,586

TOTAL	162,926

The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
With underlying instrument
Promissory notes	260	—	60	—	200
Loans	33,111	3,863	6,191	8,597	14,460
in national currency	22,785	2,850	3,500	5,450	10,985
in foreign currencies	10,326	1,013	2,691	3,147	3,475
Debentures and bonds MtM	79,792	8,701	26,511	13,636	30,944
in national currency	34,948	2,750	12,748	8,350	11,100
in foreign currencies	44,844	5,951	13,763	5,286	19,844
Other underlying*	49,763	27,216	11,183	4,370	6,994
CCS	1,201	680	521	—	—
Currency options	3,595	1,323	2,151	121	—
Forward	10,556	10,556	—	—	—
IRS	34,411	14,657	8,511	4,249	6,994

Total	162,926	39,780	43,945	26,603	52,598

(*)	Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries, and provisions for restructuring plans.

Telefónica, S.A.    51

Financial Statements

The breakdown of Telefónica, S.A.’s derivatives in 2013, their notional amounts at year end and the expected maturity schedule is as follows:

2013

Millions of euros		Telefonica receives		Telefonica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	81,956
Fixed to fixed	95	95	EUR	95	EUR
Fixed to floating	37,829	37,862	EUR	37,829	EUR
Floating to fixed	43,982	43,982	EUR	43,982	EUR
Floating to floating	50	50	EUR	50	EUR
Foreign currency interest rate swaps	25,254
Fixed to floating
GBPGBP	4,966	4,140	GBP	4,140	GBP
JPYJPY	117	17,000	JPY	17,000	JPY
USDUSD	15,362	21,186	USD	21,186	USD
CHFCHF	509	625	CHF	625	CHF
CZKCZK	46	1,250	CZK	1,250	CZK
Floating to fixed
GBPGBP	2,629	2,192	GBP	2,192	GBP
USDUSD	1,579	2,177	USD	2,177	USD
CZKCZK	46	1,250	CZK	1,250	CZK
Exchange rate swaps	14,941
Fixed to fixed
EURBRL	278	354	EUR	896	BRL
EURCLP	53	50	EUR	37,800	CLP
EURCZK	570	631	EUR	15,641	CZK
Fixed to floating
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating
EURCZK	150	162	EUR	4,114	CZK
EURGBP	485	588	EUR	405	GBP
GBPEUR	829	700	GBP	829	EUR
JPYEUR	167	17,000	JPY	167	EUR
USDEUR	11,799	15,738	USD	11,799	EUR
CHFEUR	515	625	CHF	515	EUR
Forwards	12,319
ARSUSD	—	—	—	—	—
CLPEUR	54	40,200	CLP	54	EUR
BRLEUR	5	19	BRL	5	EUR
EURBRL	149	147	EUR	481	BRL
EURCZK	952	952	EUR	26,100	CZK
EURGBP	3,520	3,493	EUR	2,935	GBP
EURMXN	173	174	EUR	3,119	MXN
EURUSD	2,175	2,214	EUR	2,999	USD
GBPEUR	3,640	3,068	GBP	3,640	EUR
GBPUSD	45	38	GBP	61	USD

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Financial Statements

EURCLP	5	5	EUR	3,332	CLP
USDBRL	13	18	USD	43	BRL
USDCLP	4	5	USD	2,643	CLP
USDCOP	1	1	USD	2,896	COP
USDEUR	1,565	2,113	USD	1,565	EUR
USDGBP	15	20	USD	12	GBP
USDPEN	1	2	USD	5	PEN
EURPEN	1	1	EUR	5	PEN
EURCOP	1	1	EUR	2,260	COP

Subtotal	134,470

Millions of euros
Notional amounts of structured products with options	Value in Euros	Notional	Currency
Interest rate options Caps & Floors	2,180
Caps&Floors	2,180
USD	30	42	USD
EUR	1,250	1,250	EUR
GBP	900	544	GBP
Currency options	2,350
GBP/EUR	797	797	EUR
USD/EUR	1,553	3,422	USD

Subtotal	4,530

TOTAL	139,000

The breakdown by average maturity is as follows:

Millions of euros Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
With underlying instrument
Promissory notes	540	281	—	59	200
Loans	19,935	696	4,983	6,367	7,889
in national currency	10,100	—	3,200	3,050	3,850
in foreign currencies	9,835	696	1,783	3,317	4,039
Debentures and bonds MtM	78,758	4,058	22,830	17,409	34,461
in national currency	35,629	2,605	6,638	12,139	14,247
in foreign currencies	43,129	1,453	16,192	5,270	20,214
Without underlying*	39,767	19,555	4,410	8,597	7,205
CCS	1,050	375	628	47	—
Currency options	3,360	1,010	78	2,272	—
Forward	10,674	10,674	—	—	—
IRS	24,683	7,496	3,704	6,278	7,205

Total	139,000	24,590	32,223	32,432	49,755

(*)	Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries, and provisions for restructuring plans.

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Financial Statements

The debentures and bonds hedged relate to both those issued by Telefónica, S.A. and intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.

The fair value of Telefónica, S.A.’s derivatives portfolio with external counterparties at December 31, 2014 was equivalent to a net liability of 1,999 million euros (net liability of 66 million euros in 2013).

b) Risk management policy

Telefónica, S.A. is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Telefónica are as follows:

Exchange rate risk

Foreign currency risk primarily arises in connection with: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and in the United Kingdom), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

Interest rate risk

Interest rate risk arises primarily in connection with changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of non-current liabilities at fixed interest rates.

Share price risk

Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

Other risks

Telefónica, S.A. is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Finally, Telefónica is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.

Risk management

Telefónica, S.A. actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.

Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. Telefónica believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of liquidity.

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Financial Statements

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies and/or synthetic debt in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group solvency. The degree of exchange rate hedging employed varies depending on the type of investment. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimate prices of the transactions or on estimated cash flows and OIBDA.

Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.

At December 31, 2014, pound sterling-denominated net debt was approximately 1.82 times the value of our 2014 Operating Income Before Depreciation and Amortization (OIBDA) from the business in the United Kingdom, helping to reduce the sensitivity of the Telefónica Group net debt over OIBDA ratio to changes in the value of the pound sterling against euro. Debt denominated in pound sterling as of December 31, 2014 amounts to 3,043 million euros, lower than 3,342 million as of December 31, 2013.

After the completion of the sale of Telefónica Czech Republic, a.s., the exchange rate risk in Czech Crowns is limited only to deferred price amounts which as of December 31, 2014 are totally hedged.

Exchange rate risk is managed by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

As Telefónica’s direct exposure is counterbalanced by the positions held in subsidiaries, the Company analyses its foreign currency risk exposure at the Group level. To illustrate the sensitivity of exchange gains or losses to variability in exchange rates, assuming the exchange rate position affecting the income statement at the end of 2014 were constant during 2014 and Latin American currencies depreciated against the dollar and the rest of the currencies against the euro by 10%, Telefónica estimates that consolidated exchange losses recorded for 2014 would be a negative 76 million euros. For Telefónica, S.A., assuming only financing arranged with external counterparties, the same change would lead to a decrease in finance costs of 10 million euros. Nonetheless, Telefónica manages its exposure on a dynamic basis to mitigate their impact.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2014, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Brazilian SELIC, the dollar Libor and the Colombian UVR. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest rate options.

Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. The table illustrates the sensitivity of finance costs and the balance sheet to variability in interest rates at Group and Telefónica, S.A. level.

To calculate the sensitivity of the income statement, a 100 basis point rise in interest rates in all currencies in which there are financial positions at December 31, 2014 has been assumed, as well as a 100 basis point decrease in all currencies (EUR, GBP, USD, etc.) in order to avoid negative rates. The constant position equivalent to that prevailing at the end of 2013 has also been assumed.

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Financial Statements

To calculate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms in which there are financial positions at December 31, 2014 was assumed, as well as a 100 basis point decrease in all currencies and terms (except those below 1% in order to avoid negative rates). Cash flow hedge positions were also considered as they are the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

In both cases, only transactions with external counterparties have been considered.

	Impact on Consolidated net income (*)	Impact on P/LTelefónica, S.A. (*)	Impact on Consolidated Equity	Impact on Telefónica, S.A. Equity
+100bp	(111)	(24)	370	318
-100bp	68	13	(113)	(67)

(*)	Impact on results of 100 bp change in all currencies, except the pound sterling, the dollar, the euro and the czech crown.

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from convertible or exchangeable instruments issued by Telefónica Group, from treasury shares and from equity derivatives.

According to the Share-based payments plans (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders as a result of the higher number of shares delivered under such plan outstanding.

In 2014 a new long-term incentive Plan, called Performance and Investment Plan (PIP), consisting of the delivery of shares of Telefónica, S.A. aimed at members of the Executives of Telefónica Group was launched, furthermore 2014 Ordinary General Shareholders’ Meeting approved a Global incentive Telefónica, S.A. shares purchase Plan for the Employees of the Telefónica Group.

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that replicate the risk profile of some of these plans as it was done in previous years.

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2014 to cover shares deliverable under the PIP or the Global Employee Share Plan. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.

The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a

Telefónica, S.A.    56

Financial Statements

rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.	The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (although drawing upon firm credit lines arranged with banks), assuming budget projections are met.

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.	Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A” or in case of Spanish entities in line with the credit rating of Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers credit risk management as a key element to achieve its sustainable business and customer base growth targets in a manner that is consistent with Telefónica Corporate Risk Management Policy. This management approach relies on the active monitoring of the risk assumed and the resources necessary to grant the adequate risk-reward balance in the operations and the separation between the risk ownership areas and risk management areas.

Customer-financing products and those debtors that could cause a material impact on the Group’s consolidated financial statements are subject to specific management practices to mitigate exposure to credit risk, according to the segment and risk profile of the customer.

Uniform policies, procedures, delegation of authority and management practices are established in all Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. This commercial credit risk management model is embedded into the Group’s decision-making processes, both from a strategic and, especially, day-to-day operating perspective, where credit risk assessment guides the product and services available for the different customer profiles.

Telefónica’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 8 and 9) and the guarantees given by Telefónica.

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Financial Statements

Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2014, these guarantees amounted to approximately 77 million euros.

Capital management

Telefónica’s corporate finance department, takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.

The corporate finance department estimates the cost of capital on a continuos basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. Telefónica also uses as a reference a net financial debt ratio below 2.35x OIBDA in the medium term (excluding items of a non-recurring or exceptional nature), with the objective of protecting the credit rating over the medium term, and making this rating compatible with alternative uses of cash flow that could arise at any time.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered when evaluating the financial structure of the Telefónica Group and its different areas.

Derivatives Policy

Telefónica’s derivatives policy emphasizes the following points:

•	Derivatives based on a clearly identified underlying.

•	Matching of the underlying to one side of the derivative.

•	Matching the company contracting the derivative and the company that owns the underlying.

•	Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

•	Sale of options only when there is an underlying exposure.

Hedge accounting

Hedges can be of three types:

•	Fair value hedges

•	Cash flow hedges, which can be set at any value of the risk to be hedged (primarily interest rate and foreign currency) or for a defined range through options.

•	Hedges of net investment in a foreign operation.

Hedges can comprise a combination of different derivatives. There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through to maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, we analyze the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model for both forward- and backward-looking analysis.

Risk management guidelines are issued by the Corporate Finance Department. This department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.

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Financial Statements

In 2014 the Company recognized a loss of 0.25 million euros for the ineffective part of cash flow hedges (0.15 million euros in 2013).

The breakdown of the Company’s derivatives with counterparties not belonging to the Telefónica Group at December 31, 2014 and 2013 by type of hedge, their fair value at year end and the expected maturity schedule is as follows:

Telefónica, S.A.    59

Financial Statements

2014

Millions of euros	Fair value (**)	Notional amount maturities (*)
Derivatives		2015	2016	2017	Subsequent years	Total
Interest rate hedges	(471)	(1,000)	2,045	210	(2,928)	(1,673)
Cash flow hedges	665	(1,000)	800	460	3,350	3,610
Fair value hedges	(1,136)	—	1,245	(250)	(6,278)	(5,283)
Exchange rate hedges	(809)	4,718	3,141	913	3,799	12,571
Cash flow hedges	(809)	4,718	3,141	913	3,799	12,571
Interest and exchange rate hedges	(453)	(221)	549	228	2,767	3,323
Cash flow hedges	(453)	(221)	549	228	2,767	3,323
Net investment Hedges	(65)	(726)	(588)	—	—	(1,314)
Other derivatives	(201)	7,385	(111)	(1,243)	(1,437)	4,594
Interest rate	34	7,893	452	(325)	(1,557)	6,463
Exchange rate	(192)	(481)	(563)	(168)	120	(1,092)
Other	(43)	(27)	—	(750)	—	(777)

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.
(***)	The fair value of Telefónica derivatives amounted to a positive MTM (accounts receivable) of 1,999 million euros

2013

Millions of euros	Fair value (**)	Notional amount maturities (*)
Derivatives		2014	2015	2016	Subsequent years	Total
Interest rate hedges	438	(3,460)	2,155	1,053	(1,590)	(1,842)
Cash flow hedges	752	(3,230)	2,150	—	8,420	7,340
Fair value hedges	(314)	(230)	5	1,053	(10,010)	(9,182)
Exchange rate hedges	361	70	1,564	3,157	4,726	9,517
Cash flow hedges	361	70	1,564	3,157	4,726	9,517
Interest and exchange rate hedges	(22)	(405)	(221)	549	2,812	2,735
Cash flow hedges	(22)	(405)	(221)	549	2,812	2,735
Net investment Hedges	(111)	(273)	—	(588)	—	(861)
Other derivatives	(600)	374	(225)	(1,273)	(1,989)	(3,113)
Interest rate	(356)	2,354	(141)	(710)	(1,941)	(438)
Exchange rate	(244)	(1,980)	(84)	(563)	(48)	(2,675)

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

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Financial Statements

Note 17. Income tax

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated tax group in 2014 comprised 49 companies.

Amendment of the Corporate Income Tax Law in Spain

Spanish Law 27/2014 of 27 November on Corporate Income Tax stipulates a reduction of the current tax rate for financial year ending in 2014 (30%). It has been set at 28% for financial year ending in 2015, and at 25% for financial year ending in 2016 and following years.

In addition, although a limit is established to offset tax losses carryforwards at 60% for 2016 and at 70% for 2017 and subsequent years, the time limit to offset them, which was 18 years, is removed.

This amendment reduces the tax on Spanish companies’ profits, but also means less can be claimed back on tax losses carried forward from previous years on the balance sheet.

Based on estimates of the taxable profit and recovery of deferred tax assets and liabilities on the balance sheet, the Company has quantified the impact of this change on the 2014 annual accounts, recording a 457 million euro charge under “Corporate income tax” and a reduction in equity amounting 32 million euros.

Tax balances are as follows:

Millions of euros	2014	2013
Tax receivables:	4,943	4,985
Deferred tax assets:	4,289	4,325
Deferred income tax (income)	3,096	3,115
Long-term tax loss carryforwards	1,167	1,203
Deductions	26	7
Current tax receivables (Note 10):	654	660
Withholdings	66	21
Corporate income tax payable	574	617
VAT and Canary Islands general indirect tax refundable	14	22
Tax payable:	254	304
Deferred tax liabilities:	179	262
Current payables to public administrations (Note 18):	75	42
Personnel income tax withholdings	1	4
Corporate income tax payable	12	13
Withholding on investment income, VAT and other	61	24
Social security	1	1

The tax group had unused tax loss carryforwards at December 31, 2014 amounting to 9,557 million euros:

2014/12/31	Total	Less than 1 year	More than 1 year
Tax loss carryforwards	9,557	—	9,557

Total tax credits based on the taxable income recognized in the balance sheet at December 2014 therefore amount to 1,167 million euros (1,203 million euros in 2013).

As of December 2014, non-registered taxable income amounts to 4,889 million euros.

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Financial Statements

During 2014, Telefónica, S.A., as head of the Telefónica tax group, made payments on account of 2014 income tax amounting to 270 million euros (436 million euros in 2013).

17.1 Movement in deferred tax assets and liabilities

The balances and movements in “Deferred tax assets” and “Deferred tax liabilities” for Telefónica, S.A. at December 31, 2014 and 2013 are as follows:

2014

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	1,203	3,115	7	4,325	262
Arising in the year	34	536	—	570	—
Reversal	—	(560)	(15)	(575)	(92)
Transfers to the tax group’s net position	(70)	5	34	(31)	(6)
Other movements	—	—	—	—	15
Closing balance	1,167	3,096	26	4,289	179

2013

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	1,170	3,634	291	5,095	499
Arising in the year	190	744	9	943	41
Reversal	—	(1,215)	—	(1,215)	(268)
Transfers to the tax group’s net position	(157)	(48)	(293)	(498)	(29)
Other movements	—	—	—	—	19
Closing balance	1,203	3,115	7	4,325	262

The main items for which Telefónica, S.A. recognizes temporary differences in assets and liabilities are the effects of impairment losses on some of its assets, principally investments (see Note 8).

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Financial Statements

17.2 Reconciliation of accounting profit to taxable income and income tax expense to income tax payable.

The calculation of the income tax expense and income tax payable for 2014 and 2013 is as follows.

Millions of euros	2014	2013
Accounting profit before tax	1,989	33
Permanent differences	(5,472)	(4,787)
Temporary differences:	1,651	3,243
Arising in the year	1,555	2,690
Arising in prior years	96	553
Tax result	(1,832)	(1,511)
Gross tax payable	(550)	(454)
Tax credits capitalized/disposed of	15	(9)
Corporate income tax refundable	(536)	(462)
Temporary differences for tax valuation	(487)	(973)
Temporary differences derived from the consolidation process	(8)	—
Other effects	437	778
Corporate income tax accrued in Spain	(593)	(657)
Foreign taxes	(21)	27
Income tax	(615)	(631)
Current income tax	(561)	(429)
Deferred income tax	(54)	(202)

The permanent differences relate mainly to changes in investment in Group Companies write-down provisions recorded by the Tax Group companies included in the consolidated corporate income tax return, dividends received and investment write downs with no deferred asset registered.

In addition, they include as a permanent difference the decrease in income tax expense derived from the tax amortization of financial goodwill for foreign shareholding acquisitions made before December 21, 2007. In 2014, this adjustment came to 25 million euros. This impact has been lessened as a result of the entry into force of Law 9/2011 of August 19, 2011 and Law 16/2013 of October 29, 2013, which reduced the deductible portion of goodwill amortization under article 12.5 TRLIS (Corporate Income Tax Act) from 5% to 1% for 2011, 2012, 2013, 2014 and 2015. The effect is temporary: the 4% not amortized over those five years (20% in total) will be recovered by extending the deduction period from the original 20 years to 25 years.

Temporary differences mainly refer to adjustment made to Tax result due to accruals or reversals of non-deductible investment write downs.

In 2014, 76 million euros deductions were offset during the year as the final declaration of 2013 (See Note 17.1.).

The caption “other effects” includes mainly the effect of the tax rate reduction related to the above mentioned amendment of the Corporate Income Tax Law in Spain.

17.3 Tax inspections and tax-related lawsuits

In December 2012 the National Court of Justice issued a ruling on the tax inspection for the years 2001 to 2004, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible and rejecting the other allegations. On December 28, 2012 the Company filed an appeal with the Supreme Court.

Also in 2012, the tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing consent forms for an income tax payment of 135 million euros and non-consent forms for the items which the Company contests. The tax assessment for which a non-consent form was signed did not require payment of any tax because it only proposed a reduction in unused tax loss carryforwards. An appeal was

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Financial Statements

filed with the Large Taxpayers Central Office of the Spanish State Tax Agency requesting this tax assessment to be reversed, although no decision on the appeal has been issued to date.

In July 2013, new inspections of various companies in the 24/90 tax group, of which Telefónica, S.A. is the parent, were initiated. The taxes and periods subject to review are corporate income tax for the years 2008 to 2011, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the second half of 2009 and the years 2010 and 2011.

At 2014 year end, it is not expected that the final outcome of the inspections in progress as well as the assessments and lawsuits in progress or pending, will require any additional significant liabilities to be recognized in Telefónica, S.A.’s annual accounts.

Tax deductibility of financial goodwill (Article 12.5)

Spain added a new Article 12.5 to its Corporate Income Tax Law, which came into force on 1 January 2002. The article concerned the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.

Telefónica, S.A. has been amortizing financial goodwill from its investments in O2, Cesky Telecom and BellSouth (all predating December 21, 2007) with a cumulative positive impact on consolidated income tax expense since 2004 to 2014 of 784 million euros.

On December 20, 2007 the European Commission challenged Spanish law, on the grounds that this tax benefit constituted state aid. On 28 October 2009 the Commission issued a First Decision ruling that Article 12.5 constituted state aid, although it upheld the legitimacy of operations carried out prior to publication of the commencement of the investigation procedure in the EU’s Official Journal.

On January 12, 2011 the Commission issued a Second Decision ruling that, in the case of acquisitions in non-European Union countries up to May 21, 2011, the system established in the original version of Article 12.5 could still be applied, provided certain conditions were fulfilled.

After the proceedings initiated on July 17, 2013, on October 15, 2014 the Commission declared that the Binding Consultation in connection with financial goodwill on indirect acquisitions also constituted state aid and cast doubt on the applicability of the principle of legitimate expectations acknowledged in the two previous Decisions, and refused to permit the concept for indirect acquisitions.

On November 7, 2014 the European Union General Court issued two rulings overturning the First and Second European Union Decisions, considering that the system permitting amortization of goodwill in Spain did not constitute state aid because it had not been proven that the action taken by the Spanish authorities was selective. The European Commission submitted an appeal against both rulings to the EU’s Court of Justice.

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Financial Statements

Note 18. Trade and other payables

The breakdown of “Trade and other payables” is as follows:

Millions of euros	2014	2013
Suppliers	140	131
Other payables	121	113
Current income tax liabilities (Note 17)	12	13
Other payables to public administrations (Note 17)	63	29

Total	336	286

Trade payables

In performance of Telefónica’s irrevocable undertaking of 2010 to give Fundación Telefónica a total of 280 million euros, in 2014 the Company made cash payments in the amount of 41 million euros (53 million in 2013). After 2014 amounts disbursed the irrevocable undertaking of 2010 has been fully paid.

Information on deferred payments to third parties. (Third additional provision, “Information requirement” of Law 15/2010 of 5 July).

Telefónica, S.A. has adapted its internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree 4/2013, amending Law 3/2004, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in both 2014 and 2013 included payment periods of up to 60, as laid down in said law.

For reasons of efficiency and in line with general practice in the business, the Company has set payment schedules, whereby payments are made on set days. Invoices falling due between two payment days are settled on the following payment date in the schedule. This is not deemed to be a deferred payment.

Information on contracts entered into after Law 15/2010 took effect that exceed the maximum period established in this law is shown in the tables below.

Payments to Spanish suppliers in 2014 and 2013 surpassing the legal limit were due to circumstances or incidents beyond the payment policies, mainly the delay in the billing process (a legal obligation for the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

	Ejercicio 2014		Ejercicio 2013
Millions of euros	Amount	%	Amount	%
Payments made on time	307	95	298	98
Other	15	5	8	2

Total payments to commercial suppliers	322	100	306	100

Weighted average maturity exceeded (days)	27		17
Deferrals at year-end that exceed the limit	1		2

At the date of authorization for issue of these financial statements, Telefónica had processed the outstanding payments, except in cases where an agreement with suppliers was being handled.

In accordance with the above mentioned criteria, average payment period to suppliers of Telefónica, S.A. in 2014 is 35 days, according to the Company’s best estimates.

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Financial Statements

Note 19. Revenue and expenses

19.1 Revenue

a) Rendering of services

Telefónica, S.A. has contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2014 and 2013, “Rendering of services to Group companies and associates” included 553 million euros and 609 million euros, respectively, for this item.

Telefónica, S.A. has signed contracts to provide management support services to Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U., Telefónica O2 Holding, Ltd. and Telefónica Internacional, S.A.U. Revenue received for this concept in 2014 and 2013 amounted to 29 million euros and 16 million euros, in each case, recognized under “Rendering of services to Group companies and associates”.

Revenues also include property rental income amounting to 49 and 52 million euros in 2014 and 2013, respectively, mainly from the lease of office space in Distrito Telefónica to several Telefónica Group companies (see Note 7).

b) Dividends from Group companies and associates

The detail of the main amounts recognized in 2014 and 2013 is as follows:

Millions of euros	2014	2013
Telefónica Internacional, S.A.U.	3,238	4,500
Telefónica de España, S.A.U.	1,999	1,600
Telefónica Europe, plc.	1,304	1,309
Telefónica Móviles España, S.A.U.	994	1,081
Telefónica Brasil, S.A.	255	495
Compañía Inversiones y Teleservicios, S.A.U.	—	440
Sao Paulo Telecommunicaçoes	56	160
Telefónica Czech Republic, a.s.	—	158
Telefónica Móviles Argentina, S.A. y Telefónica Móviles Argentina Holding, S.A.	—	89
Telefónica Gestión de Servicios Compartidos España, S.A.U.	—	55
Other companies	128	191

Total	7,974	10,078

c) Interest income on loans to Group companies and associates

This heading includes the return obtained on loans made to subsidiaries to carry out their business (see Note 8.5). The breakdown of the main amounts is as follows:

Millions of euros	2014	2013
Telefónica Móviles México, S.A. de C.V.	54	100
Telefónica de España, S.A.U.	20	13
Telefónica de Contenidos, S.A.U.	—	56
Telefónica Móviles Argentina, S.A.	8	—
Other companies	25	66

Total	107	235

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Financial Statements

19.2 “Non-core and other current operating revenues – Group companies” relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion.

19.3 Personnel expenses and employee benefits

The breakdown of “Personnel expenses” is as follows:

Millions of euros	2014	2013
Wages, salaries and other personnel expenses	203	135
Pension plans	8	(1)
Social security costs	22	20

Total	233	154

In 2014, “Wages, salaries and other personnel expenses” includes 18 million euros of compensation payable during the year (11 million euros in 2013).

Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this plan are as follows:

•	Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.

•	Mandatory contribution by participants of a minimum of 2.2% of their base salary.

•	Individual and financial capitalization systems.

This fund was outsourced to Telefónica subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.

At December 31, 2014, 1,896 employees had signed up for the plan (1,833 employees in 2013). This figure includes both employees contributing and those who have ceased to contribute to the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 4 million euros in 2014 (4 million euros in 2013).

In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the plan.

Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 9 million euros in 2014 (8 million euros in 2013).

In 2014, some executives left this Pension Plan for Senior Executives, leading to the recovery of the cost of the contributions corresponding to these executives amounting to 4 million euros (12 million euros in 2013).

No provision was made for this plan as it has been fully externalized.

The share-based payment plans are the following:

Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan”

At the General Shareholders’ Meeting held on May 18, 2011, a new long-term share-based incentive plan called “Performance and Investment Plan” (the “Plan” or “PIP”) was approved for Telefónica Group directors and executive officers.

Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to participants selected by the Company who have opted to take part in the scheme and meet the requirements and conditions stipulated

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Financial Statements

to this end. The plan includes an additional condition regarding compliance by all or part of the Participants with a target investment and holding period of Telefónica, S.A. shares through each phase (“Co-Investment”).

The term of the plan is five years and it is divided into three phases.

The first phase expired on June 30, 2014. The maximum number of shares assigned to this phase of the plan was 5,545,628 shares assigned on July 1, 2011, with a fair value of 8.28 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore, managers did not receive any shares.

For the first phase of the Plan, Telefónica, S.A. acquired a derivative instrument from a financial institution with the same features of the plan and its cost was 37 million euros. At the maturity date of this phase of the plan, the derivative instrument was also cancelled and registered in reserves.

Regarding the second and third allocations of shares under this plan, the maximum number of shares assigned (including the amount of co-investment) and the number of shares outstanding at December 31, 2014 is as follows:

	No. of shares assigned	No. of shares assigned at 12/31/14	Unit fair value	End date
2nd phase July 1, 2012	7,347,282	6,007,909	5.87	June 30, 2015
3rd phase July 1, 2013	7,020,473	6,494,041	6.40	June 30, 2016

From the total number of shares assigned, 2,061,032 and 2,219,790 shares were assigned to employees of Telefónica, S.A. in phases 2 and 3, respectively.

At the General Shareholders’ Meeting held on May 30, 2014, the second long-term share-based incentive plan called “Performance and Investment Plan” (the “Plan” or “PIP”) was approved for Telefónica Group directors and executive officers. This plan will take effect following completion of the first “Performance Investment Plan”.

Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to participants selected by the Company who have opted to take part in the scheme and meet the requirements and conditions stipulated to this end. The plan includes an additional condition regarding compliance by all or part of the Participants with a target investment and holding period of Telefónica, S.A. shares through each phase (“Co-Investment”).

The term of the plan is five years and it is divided into three phases.

On October 1st 2014, the assignment of shares corresponding to the first phase was completed. On October 1st, 2015 and 2016 the assignments for phases second and third will be done.

The maximum number of shares assigned (including the amount of co-investment) and the number of shares outstanding at December 31, 2014 is as follows:

	No. of shares assigned	No. of shares assigned at 12/31/14	Unit fair value	End date
1st phase October 1, 2014	6,927,953	6,918,686	6.82	September 30, 2017

Out of the total figure of shares assigned at 12/31/2014, 2,769,606 shares correspond to employees of Telefónica, S.A.

Telefónica, S.A. share plan: “Global Employee Share Plan” (GESP)

In addition to PIP share plans, during 2012 to 2014 period there has been another incentive plan based on Telefónica, S.A. shares. The plan’s share holding period came to an end in December 2014. More than 21,000 employees on the scheme were rewarded with a total of 1,778,099 shares from Telefónica, valued at approximately 20 million euros at the time they were delivered (see Note 11.1).

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Financial Statements

Likewise, the Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 30, 2014 approved a new voluntary plan for incentivized purchases of shares for the employees of the Group, which at the date of preparation of these annual accounts is pending to be implemented.

19.4 Average number of employees in 2014 and 2013 and number of employees at year-end:

2014

Professional category	Employees at 12/31/14			Average no. of employees in 2014
	Females	Males	Total	Females	Males	Total
General managers and chairmen	—	1	1	—	1	1
Directors	57	154	211	57	147	204
Managers	137	144	281	131	140	271
Project Managers	161	113	274	157	107	264
University graduates and experts	93	56	149	90	54	144
Administration, clerks, advisors	106	8	114	120	8	128

Total	554	476	1,030	555	457	1,012

2013

Professional category	Employees at 12/31/13			Average no. of employees in 2013
	Females	Males	Total	Females	Males	Total
General managers and chairmen	—	1	1	—	1	1
Directors	58	103	161	55	101	156
Managers	96	108	204	87	100	187
Project Managers	140	132	272	132	125	257
University graduates and experts	88	69	157	83	63	146
Administration, clerks, advisors	151	8	159	145	10	155

Total	533	421	954	502	400	902

In 2014 continued the concentration in the Headquarters of some activities that had previously been developed in the different regions of the Telefonica Group, a fact that explains the increase in headcount with respect to 2013.

19.5 External services.

The items composing “External services” are as follows:

Millions of euros	2014	2013
Rent	11	11
Independent professional services	174	169
Marketing and advertising	74	80
Other expenses	43	69

Total	302	329

On December 19, 2007, Telefónica, S.A. signed a rental contract with a view to establishing the headquarters of the “Telefónica Corporate University”. The contract included construction and refurbishment of certain facilities by the lessor. On October 31, 2008, some of the facilities were partially accepted and thus the lease period commenced. The lease period is for 15 years (until 2023), renewable for another five.

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Financial Statements

Future minimum rentals payable under non-cancellable operating leases without penalization at December 31, 2014 and 2013 are as follows:

			From 1 to 3
Millions of euros	Total	Up to 1 year	years	From 3 to 5 years	Over 5 years
Future minimum rentals 2014	52	5	10	11	26
Future minimum rentals 2013	53	5	10	11	27

19.6 Finance revenue

The items composing “Finance revenue” are as follows:

Millions of euros	2014	2013
Dividends from other companies	4	7
Other finance revenue	180	172

Total	184	179

The interests rendered in 2014 by the bonds acquired to Telco, S.p.A. (49 million euros) are included within“other finance revenue” because after the loss of significant influence detailed in Note 9, this financial asset has been reclassified to current credits to third parties.

19.7 Finance costs

The breakdown of “Finance costs” is as follows:

Millions of euros	2014	2013
Interest on borrowings from Group companies and associates	2,034	1,971
Finance costs payable to third parties and gains (losses) on interest rates of financial hedges	262	741

Total	2,296	2,712

The breakdown by Group company of debt interest expenses is as follows:

Millions of euros	2014	2013
Telefónica Europe, B.V.	431	238
Telefónica Emisiones, S.A.U.	1,550	1,712
Other companies	53	21

Total	2,034	1,971

Other companies includes financial costs with Telefónica Finanzas, S.A.U. and Telfisa Global, B.V. related to current payables for specific cash needs.

The amount included as “Finance costs payable to third parties and gain (losses) on interest rarte of financial hedges” refers to fair value effects in the valuation of derivative instruments described in Note 16.

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Estados financieros

19.8 Exchange differences:

The breakdown of exchange losses recognized in the income statement is as follows:

Millions of euros	2014	2013
On current operations	33	37
On loans and borrowings	66	813
On derivatives	1,062	769
On other items	16	8

Total	1,177	1,627

The breakdown of exchange gains recognized in the income statement is as follows:

Millions of euros	2014	2013
On current operations	61	22
On loans and borrowings	545	270
On derivatives	656	1,197
On other items	11	56

Total	1,273	1,545

The change in exchange gains and losses is basically due to the fluctuations in the main currencies the Company works with which have been significantly strengthened against euro in 2014, reversing 2013 trend: Brazilian real strengthening by 0.2% (weakening by 16.54% in 2013), US dollar strengthening by 13.6% (weakening by 4.33% in 2013) and the pound sterling strengthening by 7.04% (weakening by 2.11% in 2013). The impact of Czech crown exchange-rate in 2014 is not significant (weakening by 8.33% in 2013). These impacts are offset by the hedges contracted to mitigate exchange rate fluctuations.

19.9 Impairment losses on disposal of financial instruments with third parties

The amount included under this caption corresponds to the change in valuation of Telco, S.p.A. investments as described in Note 9.

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Financial Statements

Note 20. Other information

a) Financial guarantees

At December 31, 2014, Telefónica, S.A. had provided financial guarantees for its subsidiaries and investees to secure their transactions with third parties amounting to 45,742 million euros (42,535 million euros at December 31, 2013). These guarantees are measured as indicated in Note 4.g).

Millions of euros
Nominal Amount	2014	2013
Debentures and bonds	41,814	38,780
Loans and other payables	3,432	2,776
Other marketable debt securities	496	979

Total	45,742	42,535

The debentures, bonds and equity instruments in circulation at December 31, 2014 issued by Telefónica Emisiones, S.A.U., Telefonica Europe, B.V., Telefónica Finanzas México, S.A. de C.V. and Telefónica Participaciones, S.A.U., were guaranteed by Telefónica, S.A. The nominal amount guaranteed was equivalent to 41,814 million euros at December 31, 2014 (38,780 million euros at December 31, 2013). During 2014, Telefónica Emisiones, S.A.U. issued debt instruments on capital markets for an equivalent of 2,962 million euros (4,883 million euros in 2013) and 4,055 million euros matured during 2014 (3,354 million euros during 2013); Telefonica Europe, B.V. issued undated subordinated securities by an equivalent to 2,600 million euros and Telefónica Participaciones, S.A.U. issued notes mandatorily convertible into Telefónica, S.A. shares by 1,500 million euros.

The main loans and other debts guaranteed by Telefónica, S.A. at December 31, 2014 are: credit facilities obtained by Telefónica Finanzas, S.A. from the European Investment Bank, whose outstanding principal at December 31, 2014 was equivalent to 665 million euros (707 million euros at December 31, 2013); a financing agreement entered into with China Development Bank (CDB) and Industrial and Commercial Bank of China (IDBC) on August 28, 2012 by Telefónica Europe, B.V., whose outstanding principal at December 31, 2014 was 844 million US dollars (equivalent to 695 million euros); and a financing agreement entered into with China Development Bank on January 5, 2012 by Telefónica Europe, B.V., whose outstanding principal at December 31, 2014 was 375 million US dollars (equivalent to 309 million euros). During 2014, approximately 57 million euros was paid by Telefónica Finanzas, S.A.U. according to the repayment schedule of the financings.

“Other marketable debt securities” includes the guarantee of Telefónica, S.A. relating to the commercial paper issue program of Telefonica Europe, B.V. The outstanding balance of commercial paper in circulation issued through this program at December 31, 2014 was 496 million euros (720 million euros at December 31, 2013). On June 30, 2014 Telefonica Finance USA, LLC, fully redeemed the remaining preferred shares (59 million euros).

Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2014, these guarantees amounted to approximately 77 million euros (114 million euros in 2013).

b) Litigation

Telefónica and its Group companies are party to several lawsuits or proceedings that are currently in progress in the law courts and administrative and arbitration bodies of the various countries in which the Telefónica Group is present.

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Financial Statements

Considering the reports of the Company’s legal advisors regarding these proceedings, it is reasonable to assume that this litigation or cases will not materially affect the financial position or solvency of Telefónica Group.

Among unresolved cases or those underway in 2014 (see Note 17 for details of tax-related cases), the following are of special note:

Appeal against the European Commission Ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy

On July 9, 2007, Telefónica, S.A. was notified of the Decision issued by the European Commission (the “EC”) imposing on Telefónica, S.A. and Telefónica de España, S.A.U. (“Telefónica de España”) a fine of approximately 152 million euros for breach of the former Article 82 of the Treaty Establishing the European Community for not charging equitable prices to whole and retail broadband access services. The court ruled in favor of the EC accusing Telefónica of applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

On September 10, 2007, Telefónica, S.A. and Telefónica de España filed an appeal to overturn the decision before the General Court of the European Union. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, which the General Court admitted.

In October 2007, Telefónica, S.A. presented a guarantee for an indefinite period of time to secure the principal and interest.

A hearing was held on May 23, 2011, at which Telefónica, S.A. presented its case. On March 29, 2012, the General Court ruled rejecting the appeal by Telefónica, S.A. and Telefónica de España, confirming the sanction imposed by the EC. On June 13, 2012, an appeal against this ruling was lodged before the European Court of Justice.

On September 26, 2013, the Attorney General presented its conclusions to the court stating a possible breach of the principle of non-discrimination with respect to the sanction and a defective application of the principle of full jurisdiction by the General Court, requesting the return of the lawsuit to the court of first instance.

On July 10, 2014, the European Union Court of Justice dismissed the appeal, maintaining the fine imposed for abuse of dominant position (margin squeeze) on wholesale prices charged by Telefónica and Telefónica de España, for broadband access in Spain. This ended the appeal process. Telefónica de España, S.A.U. has disboursed the amounts derived from this litigation.

Appeal against the Decision of the European Commission dated January 23, 2013 to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. and Portugal Telecom SGPS, S.A. (“Portugal Telecom”) had infringed on European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and owner of Brazilian company Vivo.

On January 23, 2013, the EC passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the EC ruled that Telefónica and Portugal Telecom committed an infraction as stipulated in Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the General Court notified Telefónica of the response issued by the European Commission, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine is a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal. During 2014 there has not been no significant advances in this lawsuit.

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Financial Statements

Judicial appeals against the decisions by the Conselho Administrativo de Defesa Econômica (CADE) regarding the acquisition by Telefónica, S.A. of stakes in Portugal Telecom, SGPS S.A. and Telco, S.p.A.

On December 4, 2013, the Brazilian Antitrust Regulator, CADE, announced the two following decisions:

1.	To approve, with the restrictions mentioned below, the acquisition by Telefónica of the entire participation held by Portugal Telecom, SGPS S.A., and PT Móveis - Serviços de Telecomunicações, SGPS, S.A., (the “PT Companies”) in Brasilcel, N.V., which controlled the Brazilian mobile company, Vivo Participações, S.A. (“Vivo”):

•	The entry of a new shareholder in Vivo, sharing the control of Vivo with Telefónica in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

•	That Telefónica ceases to have any direct or indirect financial interest in TIM Participações S.A.

2.	To impose on Telefónica a fine of 15 million Brazilian reais, for having allegedly breached the spirit and the goal of the agreement signed between Telefónica and CADE (as a condition to the approval of Telefónica’s original acquisition of an interest in Telecom Italia, S.p.A. in 2007), due to the subscription of non-voting shares of Telco on a recent capital increases. This decision also requires Telefónica to divest such non-voting shares of Telco.

The fine imposed by CADE on Telefónica, S.A. relates to the agreement reached on September 24, 2013, between Telefónica and the other shareholders of the Italian company Telco, S.p.A. (which holds a 22.4% stake with voting rights of Telecom Italia S.p.A.) whereby Telefónica subscribed and paid out a share capital increase in Telco, S.p.A., through a cash contribution of 324 million euros, in exchange for shares with non-voting rights in Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco remained unchanged (46.18%), although its interest in the total share capital of Telco stand at 66%.

On July 9, 2014, Telefónica filed a judicial appeal against both decisions, requesting they be overturned citing numerous procedural improprieties (the rulings were issued before Telefónica presented its allegations) and a clear lack of legal grounds. At the same time, it requested the decisions be rendered null as CADE has not provided any proof that Telefónica’s actions undermine competition or infringe on applicable legislation. In this respect, the decision regarding the acquisition by Telefónica of PT Companies’ indirect stake in Vivo Participações, S.A. was issued three years after the deal was approved by the Brazilian telecommunications regulator (“ANATEL”). The transaction was completed - prior approval by the CADE was not required at the time - immediately after ANATEL’s approval on September 27, 2010.

b) Commitments

Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012 and ratified on December 12, 2012, both companies have signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years.

By virtue of this Agreement, Atento become Telefónica’s preferred Contact Centre and Customer Relationship Management (CRM) service provider, stipulating annual commitments in terms of turnover which updates in line with inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group.

In the case of an eventual failure to meet the annual turnover commitments that could result in a compensation, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contract Centre’s business margin to the final calculation.

Lastly, the Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica.

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Financial Statements

Share purchase Agreement for the acquisition of Distribuidora de Televisión Digital, S.A. (DTS)

On June 2, 2014, Telefónica de Contenidos, S.A.U. (“Telefónica Contenidos”) executed a share purchase agreement, jointly and severally guaranteed by Telefónica, S.A., with Promotora de Informaciones, S.A. for the acquisition of a 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) for amount of 750 million euros. The closing of this purchase agreement is subject to obtaining the relevant authorization of the competition authorities.

Moreover, on July 4, 2014, Telefónica de Contenidos acquired 22% of the share capital of DTS owned by Mediaset España Comunicación, S.A. (“Mediaset”) for an amount of 295 million euros. Furthermore, a payment of an amount of 30 million euros was satisfied as consideration for the waiver of Mediaset’s pre-emptive rights relating the stake held by PRISA in DTS referred in the paragraph above.

Pursuant to the agreement, Mediaset will receive an amount of 10 million euros in the event that Telefónica de Contenidos closes the acquisition of the 56% stake of DTS held by PRISA and, in that case, an amount of up to 30 million euros depending on the evolution of the Pay-TV customers in Spain of the Telefónica Group during the 4 years following the closing of such acquisition.

Agreement with the shareholders of Telco, S.p.A.

On June 16, 2014, the three Italian shareholders of Telco, S.p.A. requested the initiation of the process of “demerger” (spin off) of the company, as provided in the shareholders’ agreement. Implementation of the demerger, approved by the General Meeting of Shareholders of Telco, S.p.A. held on July 9, 2014, remains subject to obtaining the required anti-trust and telecommunications approvals (including those from Brazil and Argentina). Once the aforementioned approvals are obtained, this decision will be implemented by transferring all the current stake of Telco, S.p.A. in Telecom Italia, S.p.A. (“Telecom Italia”) to four newly created companies. The share capital of each of these companies will belong in its entirety to each of the shareholders of Telco, S.p.A. and each of these companies will receive a number of shares of Telecom Italia proportional to the current economic stake in Telco of each respective shareholder.

The application process of the aforementioned anti-trust and telecommunications approvals (including those in Brazil and Argentina), to proceed to the “demerger” (spin off) of Telco started, once the corresponding corporate documents were entered into in Italy. On December 22, 2014, ANATEL (Brazilian Telecommunications Regulator) approved the “demerger” (spin off) subject to compliance with certain obligations (see Note 8), although CADE (Brazilian Conselho Administrativo de Defesa Econômica) and CNDC (Comisión Nacional de Defensa de la Competencia of Argentina) have not rendered any decision yet.

Furthermore, on July 24, 2014, Telefónica issued 750 million euros bonds mandatorily exchangeable into ordinary shares of Telecom Italia maturing on July 24, 2017, representing, as of that date, 6.5% of its current voting share capital. The bonds may be exchanged in advance of the transfer of the shares, except under certain circumstances where the Company may opt to redeem the bonds in cash.

It is also significant that, within the framework of the GVT transaction and its holding company GVT Participações, SA, Vivendi, S.A. will acquire 1,110 million ordinary shares owned by Telefónica in Telecom Italia.

Agreement for the Acquisition of Global Village Telecom, S.A. and its holding company GVT Participações, S.A.

On September 19, 2014, Telefónica, S.A. signed an agreement with Vivendi S.A. for the acquisition by Telefónica Brasil, S.A. of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (jointly “GVT”) for a cash consideration of 4,663 million euros, and a payment in shares representing 12.0% of the share capital of Telefónica Brasil, S.A., after its combination with GVT.

As part of the agreement, Vivendi, S.A. will acquire from Telefónica 1,110 million ordinary shares in Telecom Italia currently representing 8.3% of Telecom Italia’s voting share capital (equivalent to 5.7% of its total share capital), in exchange for 4.5% of Vivendi, S.A.’s capital in Telefónica Brasil, S.A., after its combination with GVT (which represents all of the voting shares and 0.7% of the preferred shares to be received by Vivendi S.A. under the agreement referred to above).

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Financial Statements

The cash payment for this transaction is expected to be financed via a capital increase by Telefónica Brasil S.A., which Telefónica S.A. intends to subscribe in proportion to its current stake in Telefónica Brasil, S.A. and intends to fund, in turn, via a capital increase.

The final closing of the operation is subject to obtaining the relevant regulatory authorizations (including telecommunication and anti-trust approval). On December 22, 2014, ANATEL approved the acquisition of GVT subject to compliance with certain obligations, although the resolution about the acquisition by Vivendi, S.A. of the 1,110 million of ordinary shares of Telecom Italia is still pending. Meanwhile, CADE continues to analyze the process.

d) Directors’ and senior executives’ compensations and other benefits

Board of Directors’ compensation

The compensation of Telefónica members of the Board of Directors is governed by Article 35 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the directors. This compensation, as established in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, the shareholders, at the Annual General Shareholders Meeting held on April 11, 2003, set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, including a fixed payment and fees for attending meetings of the Board of Director’s Advisory or Control Committees. Total compensation paid to Telefónica’s Directors for discharging their duties in 2014 amounted to 3,486,935 euros in fixed compensation and attendance fees.

The compensation of Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Commission and/or the Advisory and Control Committees consists of a fixed amount payable monthly, and fees for attending the meetings of the Board’s Advisory or Control Committees. Executive Directors other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The tables below presents the fixed amounts established in 2014 for membership to Telefónica’s Board of Directors, Executive Commission and Advisory or Control Committees and the attendance fees of the Advisory or Control Committees:

Compensation of members of the Board of Directors and Board Committees

Amounts in euros
Position	Board of Directors	Executive Committee	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice Chairman	200,000	80,000	—
Executive	—	—	—
Proprietary	120,000	80,000	11,200
Independent	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*)	In addition, the amounts paid for attendance to each of the Advisory or Control Committee’s meetings is 1,000 euros.

Individual breakdown

Appendix II provides a detail by individual, by compensation item, of the compensation and benefits paid by Telefónica, S.A. and other companies of the Telefónica Group to members of the Company’s Board of Directors in 2014.

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Financial Statements

e) Related-party transactions

Significant shareholders

The main transactions between Telefónica, S.A. and its significant shareholders – always concluded at arm’s length – are as follows: The figures refer to Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries pertaining to its consolidated group and Caja de Ahorros y Pensiones de Barcelona, (la Caixa) and subsidiaries pertaining to its consolidated group: Their stake in Telefónica as of December 31, 2014 is 6.25% and 5.25%, respectively.

Millions of euros
2014	BBVA	la Caixa
Financial expenses	8	2
Receipt of services	4	3

Total expenses	12	5

Financial revenues	4	19
Dividends received (1)	14	—

Total revenues	18	19

Financing transactions	1,107	1,173
Guarantees granted	68	8
Time deposits	302	21
Dividends distributed (2)	194	98

(1)	As of December 31, 2014 Telefónica holds 0.72% investment in BBVA (See Note 9.3.).
(2)	Additionaly to the amount included in this line, it should be considered the shares received by la Caixa, in relation with the scrip dividend paid on December 2014.

Millions of euros
2013	BBVA	la Caixa
Financial expenses	2	1
Receipt of services	3	2

Total expenses	5	3

Financial revenues	8	8
Dividends received	14	—

Total revenues	22	8

Financing transactions	1,568	1,671
Guarantees granted	—	—
Time deposits	310	214
Dividends distributed	108	89

In addition, the nominal value of derivatives held with BBVA and la Caixa in 2014 amounted to 23,233 and 1,221 million euros, respectively (12,268 million euros held with BBVA and 1,200 million euros held with la Caixa in 2013). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying.

Group companies and Associates

Telefónica, S.A. is a holding company for various investments in companies in Latin, Spain and the rest of Europe which do business in the telecommunications, media and entertainment sectors.

The balances and transactions between the Company and these subsidiaries (Group and Associated Companies) at December 31, 2014 and 2013 are detailed in the notes to these individual financial statements.

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Cuentas Anuales 2012

Directors and senior executives

During the financial year to which these accompanying annual financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives, are detailed in Note 20.d and Appendix II to these financial statements.

Certain members of Telefónica, S.A.’s Board of Directors are also board members of Abertis Infraestructuras, S.A., parent of Abertis. Telefónica signed agreements with Abertis, through its subsidiary Abertis Tower, S.A.U., by virtue of which Telefónica Spain sold 1,725 and 690 mobile phone towers in 2014 and 2013, respectively, generating a gain of 193 million euros in 2014 and a gain of 70 million euros in 2013.

An agreement has also been signed through which Abertis Tower, S.A.U. leases certain space in the aforesaid infrastructures for Telefónica Móviles España, S.A.U. to install its communications equipment.

f) Auditors’ fees

The fees accrued in 2014 and 2013 to the various member firms of the EY international organization (previously Ernst & Young), to which Ernst & Young, S.L. (the auditors of Telefónica, S.A. in 2014 and 2013) belongs, amounted to 3.6 million euros and 3.19 million euros, respectively, broken down as follows.

Millions of euros	2014	2013
Audit services	3.38	2.90
Audit-related services	0.22	0.29

Total	3.60	3.19

EY has not provided the Company with tax advice or other services except as disclosed above.

g) Environmental matters

Telefónica has an integrated Green ICT and Environment strategy with three common goals. The first concerns environmental risk management, the second promoting internal eco-efficiency, and the third unlocking business opportunities to offer end-to-end telecommunications services that support a low-carbon economy.

The Group has an Environmental Policy covering all its companies, as well as a Global Environmental Management System to ensure compliance with local environmental laws and continuously improve management processes. The Climate Change and Energy Efficiency Office is also responsible for rolling out processes to boost energy efficiency and shrink the Group’s carbon footprint.

h) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued (see Note 20 a.).

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Financial Statements

Note 21. Cash flow analysis

Cash flows from/(used in) operating activities

The net result before tax in 2014 amounted to 1,989 million euros (see the income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in the year.

These adjustments relate mainly to:

•	Impairments to investments in Group companies, associates and other investments of 3,679 million euros (impairment in 2013 of 7,998 million euros).

•	Declared dividends as income in 2014 for 7,974 million euros (10,078 million euros in 2013), interest accrued on loans granted to subsidiaries of 107 million euros (235 million euros in 2013) and a net financial expense of 2,535 million euros (2,491 million euros in 2013), adjusted initially to include only movements related to cash inflows or outflows during the year under “Other cash flows from operating activities.”

“Other cash flows from operating activities” amounted to 8,222 million euros (6,017 million euros in 2013). The main items included are:

a)	Net interest paid:

Payments of net interest and other financial expenses amounted to 1,872 million euros (1,664 million euros in 2013), including:

•	Net payments external credit entities of 10 million euros (174 million euros in 2013), and

•	Interest and hedges paid to Group companies of 1,862 million euros (1,838 million euros in 2013). The main payments in 2014 were to Telefónica Emisiones, S.A.U., for 1,682 million euros, and to Telefónica Europe, B.V., for 362 million euros.

b)	Dividends received:

The main receipts relate to:

Millions of euros	2014	2013
Telefónica de España, S.A.U.	1,999	1,600
Telefónica Móviles España, S.A.U.	994	1,080
Telefónica Europe, plc.	1,304	1,309
Telefónica Czech Republic, a.s.	—	147
Telefónica Internacional, S.A.U.	4,500	1,500
Compañía de Inversiones y Teleservicios, S.A.U.	440	—
Telefónica Brasil, S.A. (Telesp)	199	398
Sao Paulo Telecommunicaçoes	54	141
Other dividend collections	260	253

Total	9,750	6,428

In addition to the dividends recognized as income in 2014 (see Note 19.1) and collected in the same period, this caption also includes dividends from 2013 collected in 2014.

c)	Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see Note 17) and therefore it is liable for filing income tax with the Spanish Treasury. It subsequently informs companies included in the Tax Group of the amounts payable by them. Payments of totaling 270 million euros were made in 2014 (436 million in 2013), as disclosed in Note 17. In this regard, the main amounts passed on to subsidiaries of the tax group were as follows:

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Financial Statements

•	Telefónica Móviles España, S.A.U.: collection of 156 million euros, corresponding to: 35 million euros for the 2013 income tax settlement, 59 million in payments of account of 2014 income tax and 62 million euros of the third payment of account of 2013 income tax that has been paid in 2014.

In 2013, rebilling amounted to 648 million euros, corresponding mainly to: 311 million euros for the 2012 income tax settlement and 326 million in payments of account of 2013 income tax.

•	Telefónica de España, S.A.U.: collection of 322 million euros, corresponding to: 66 million euros for the 2013 income tax settlement, 140 million in payments of account of 2014 income tax and 116 million euros of the third payment of account of 2013 income tax that has been paid in 2014.

In 2013, rebilling amounted to 931 million euros, corresponding mainly to: 362 million euros for the 2012 income tax settlement and 531 million in payments of account of 2013 income tax.

Cash flows from/(used in) investing activities

“Payments on investments” under “Cash flows from/(used in) investing activities” included a total payment of 5,704 million euros (2,938 million euros in 2013). The main transactions to which these payments refer are as follows:

•	Capital increases: the main disbursements correspond to Telfin Ireland, Ltd- amounting to 3,700 million euros, Telefónica de Contenidos, S.A.U. amounting to 400 million euros and Telefónica Digital Holding, S.A.U. amounting to 268 million euros. These capital increases, as well as other minor disbursements of this same concept are disclosed fully in Note 8.1.a.

•	550 million euro loans awarded and paid out in 2014 to Telefónica de España, S.A.U. and 134 million euro loan awarded and paid to Telefónica Whosale Services II, S.A.U.,

All transactions are fully described in Note 8.5.

Proceeds from disposals totaling 2,680 million euros in 2014 (2,791 million euros in 2013) includes:

•	Proceeds from the sale of Telefónica Czech Republic, a.s. totaling 2,163 million euros.

•	The proceeds from the maturity of debentures and bonds issued by Telefónica Emisiones, S.A.U. amounting to 211 million euros.

Cash flows from/(used in) financing activities

This caption includes the following items:

i.	Net payments for equity instruments of 21 million euros (244 million euros in 2013), relating to the net amount of treasury shares acquired in 2014 and the proceeds, netted of commisiones, from issuance of the bonds exchangeable into treasury shares included as “other equity instruments”(Note 11 e) with a net amount of 1,182 million euros.

ii.	Proceeds from financial liabilities:

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Financial Statements

a)	Debt issues: The main collections comprising this heading are as follows:

Millions of euros	2014	2013
Issue exchangeable into ordinary shares of Telecom Italia, S.p.A.	750	—
Bilateral credit (Note 14.4)	2,000	—
EKN credit facility (Note 14.2)	—	407
Telefónica Emisiones, S.A.U. (Note 15)	2,918	4,352
Telefónica Europe, B.V. (Note 15)	2,600	3,078
Telfisa Global, B.V. financing (Note 15)	580	1,633
Commercial paper issued by Telefónica Europe, B.V.	—	153
Vendor Financing	380	—
Commercial paper (Note 13)	—	31
Export Development Canadá Loan	185	—
Kutxabank Loan	125	—
Other collections	500	473

Total	10,038	10,127

b)	Prepayments and redemption of debt: The main payments comprising this heading are as follows:

Millions of euros	2014	2013
Preferred shares bonds (Note 13)	582	582
€8bn syndicated loan (Note 14)	3,672	4,000
Telefónica Europe, B.V. (Note 15)	929	1,500
Telefónica Finanzas, S.A.U.	1,799	2,081
Telefónica Emisiones, S.A.U. (Note 15)	4,059	3,594
Citibank Loan	923	—
Commercial paper issued by Telefónica Europe, B.V.	423	—
Commercial paper	355	—
Banco Sabadell Loan	200	—
Export Development Canadá Loan	206	—
Other payments	392	274

Total	13,540	12,031

The commercial paper transactions with Telefónica Europe, B.V. are stated at their net balance as recognized for the purposes of the cash flow statement, being high-turnover transactions where the interval between purchase and maturity never exceeds six months.

The financing obtained by the Company from Telefónica Finanzas, S.A.U. and Telfisa Global, B.V. relates to the Group’s integrated cash management (see Note 15). These amounts are stated net in the cash flow statement as new issues or redemptions on the basis of whether or not at year-end they represent current investment of surplus cash or financed balances payable.

iii.	Payments of dividends for 2,001 million euros (1,588 million euros in 2013) as described in Note 11.1. d). The difference between the figure of Dividends shown in this Note and in Note 11 is caused by withholding taxes deducted in the payment to certain major shareholders, and despite the reimbursement of the amounts has been requested to Tax Authorities, the cash has not been received until 2015.

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Financial Statements

Note 22. Events after the reporting period

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:

Financing

•	On January 9, 2015 Telefónica Europe, B.V. made an early repayment for 844 million US dollars (695 million euros) of its bilateral loan on supplies signed on August 28, 2012 and originally scheduled to mature on October 31, 2023. This loan was guaranteed by Telefónica, S.A.

•	On January 15, 2015, Telefónica Emisiones, S.A.U. redeemed 1,250 million US dollars (1,068 million euros) of its notes, issued on July 6, 2009. The notes were guaranteed by Telefónica, S.A.

•	On January 30, 2015, the 375 and 100 million euros loan facilities arranged between Telefónica Finanzas S.A.U. and the European Investment Bank (EIB) matured as scheduled. These loans were guaranteed by Telefónica, S.A.

•	On February 19, 2015, Telefónica, S.A. signed a 2,500 million euros syndicated credit facility maturing in 2020, with two twelve month extension options requiring mutual agreement of the parties (which could extend the maturity to as late as 2022). This agreement entered into effect on February 26, 2015 and allowed us to cancel in advance the syndicated loan facility of Telefónica Europe, B.V. dated on March 2, 2012 with two tranches of 756 million euros and 1,469 million pounds sterling originally scheduled to mature in 2017. On the same date, Telefónica S.A. signed an amendment to its 3,000 million euros syndicated credit facility arranged on February 18, 2014 maturing in 2019 in which the parties mutually agreed two twelve month extension options (which could extend the maturity to as late as 2021).

Exclusive negotiations with Hutchison Whampoa Group

On January 23, 2015 Telefónica and Hutchison Whampoa Group agreed to enter into exclusive negotiations for the potential acquisition by the latter of Telefónica’s subsidiary in the UK (O2 UK) for an indicative price in cash (firm value) of £10.25bn (approximately €13.5bn); composed of (i) an initial amount of £9.25bn (approximately €12.2bn) which would be paid at closing and (ii) an additional deferred payment of £1.0bn (approximately €1.3bn) to be paid once the cumulative cash flow of the combined company in the UK has reached an agreed threshold.

The exclusivity period will last several weeks, allowing Telefónica and Hutchison Whampoa Group to negotiate definitive agreements, while Hutchison Whampoa Group completes its due diligence over Telefónica’s subsidiary in the UK (O2 UK).

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Financial Statements

Note 23. Additional note for English translation

These annual financial statements were originally prepared in Spanish and were authorized for issue by the Company’s Directors in the meeting held on February 23, 2015. In the event of a discrepancy, the Spanish-language version prevails.

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Financial Statements

Appendix I: Details of subsidiaries and associates at December 31, 2014

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Gross carrying amount
Telefónica Europe plc (UNITED KINGDOM)	100.00%	—	13	14.339	1,304	(6)	1,292	25,458
Wireless communications services operator
Wellington Street, Slough, SL1 1YP
Telefónica Internacional, S.A.U. (SPAIN)	100.00%	—	2,839	470	3,238	(53)	2,640	8,132
Holding company
Gran Vía, 28 - 28013 Madrid
Telefónica Móviles España, S.A.U. (SPAIN)	100.00%	—	423	498	994	1,054	718	5,775
Wireless communications services provider
Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050
Telfin Ireland Limited (IRELAND)	100.00%	—	—	8,556	—	—	160	8,191
Intragroup financing
28/29 Sir John Rogerson’s Quay, Dublin 2
O2 (Europe) Ltd. (UNITED KINGDOM)	100.00%	—	1,239	4,776	—	—	18	2,764
Holding company
Wellington Street, Slough, SL1 1YP
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1)	100.00%	—	4,369	(2,947)	—	(24)	(147)	4,117
Holding company
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefónica de España, S.A.U. (SPAIN)	100.00%	—	1,024	1,513	1,999	2,419	1,607	2,303
Telecommunications service provider in Spain
Gran Vía, 28 - 28013 Madrid
Telefónica de Contenidos , S.A.U. (SPAIN)	100.00%	—	226	441	—	(11)	9	2,642
Organization and operation of multimedia service-related activities and businesses
Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050
Telefónica Datacorp, S.A.U. (SPAIN)	100.00%	—	700	84	50	(43)	(23)	1,343
Holding company
Gran Via, 28 - 28013 Madrid
Telfisa Global, B.V. (NETHERLANDS)	100.00%	—	—	727	—	(4)	11	712
Integrated cash management, consulting and financial support for Group companies
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX - Amsterdam
Ecuador Cellular Holdings, B.V. (NETHERLANDS)	100.00%,	—	—	595	—	—	—	581
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica Chile Holdings B.V. (NETHERLANDS)	100.00%	—	—	1,464	—	—	8	473
Holding company
Herikerbergwebr 238, 1101CM – 23393, 1100DW - Amsterdam Zuidoost (Netherlands)
Compañía de Inversiones y Teleservicios, S.A. (SPAIN)	100.00%	—	24	93	—	(13)	9	256
Holding company
Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050
Panamá Cellular Holdings, B.V. (NETHERLANDS)	100.00%	—	—	2	—	—	(1)	52
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam

*	continue with this information

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Financial Statements

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Gross carrying amount
* on the previous page.

Teléfonica de Costa Rica TC, S.A. (COSTA RICA)	100.00%	—	264	(113)	—	(30)	(30)	264
Holding company
Plaza Roble, Edificio Los Balcones 4to. Piso, San José
Telefónica Global Technology, S.A. (SPAIN)	100.00%	—	16	93	—	9	2	181
Global management and operation of IT systems
Gran Vía, 28 - 28013 Madrid
Telefónica Capital, S.A. (SPAIN)	100.00%	—	7	131	—	—	4	110
Finance company
Gran Via, 28 - 28013 Madrid
Seguros de Vida y Pensiones Antares, S.A. (SPAIN)	100.00%	—	51	62	10	15	13	69
Life insurance, pensions and health insurance
Ronda de la Comunicación, s/n Distrito Telefónica Edificio Oeste 1, planta 9- 28050 Madrid
Telefónica Digital Holdings, S.L. (SPAIN)	100.00%	—	10	243	—	(293)	(296)	423
Holding company
Ronda de la Comunicación, s/n Distrito Telefónica Edificio Central - 28050 Madrid
Taetel, S.L. (SPAIN)	100.00%	—	28	6	—	—	—	28
Acquisition, ownership and disposal of shares and stakes in other companies
Gran Via, 28 - 28013 Madrid
Telefónica Gestión de Servicios Compartidos España, S.A. (SPAIN)	100.00%	—	8	26	—	(8)	1	24
Management and administrative services rendered
Gran Via, 28 - 28013 Madrid
Lotca Servicios Integrales, S.L. (SPAIN)	100.00%	—	17	(6)	—	1	(1)	17
Holding and operation of aircraft and aircraft leases
Gran Via, 28 - 28013 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN)	100.00%	—	12	9	—	(24)	(24)	38
Security services and systems
Ramón Gómez de la Serna, 109-113 posterior - 28035 Madrid
Compañía Española de Tecnología, S.A. (SPAIN)	100.00%	—	5	4	—	—	—	14
Promotion of business initiatives and holding of real estate assets
Gran Vía, 28 - 28013 Madrid
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN)	100.00%	—	3	69	—	(2)	15	13
Integrated cash management, consulting and financial support for Group companies
Ronda de la Comunicación, s/n – 28050 Madrid
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)	100.00%	—	—	—	—	—	—	10
Design of communications products
Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
Telefónica International Wholesale Services II, S.L. (SPAIN)	100.00%	—	—	(94)	—	(41)	(36)	25
Telecommunications service provider and operator
Ronda de la Comunicación, s/n – 28050 Madrid
Telefónica Investigación y Desarrollo, S.A.U. (TIDSA) (SPAIN)	100.00%	—	6	20	—	6	7	6
Telecommunications research activities and projects Telecomunicaciones
Ronda de la Comunicación, s/n – 28050 Madrid

*[1]	continue with this information

Telefónica, S.A.    85

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Gross carrying amount
*[1] on the previous page.

Telefonica Luxembourg Holding S.à.r.L. (LUXEMBOURG)	100.00%	—	3	76	—	—	—	4
Holding company
26, rue Louvingny, L-1946- Luxembourg
Venturini España, S.A. (SPAIN)	100.00%	—	3	2	—	—	—	4
Property leasing
Avda. de la Industria, 17 Tres Cantos - 28760 Madrid
Fisatel Mexico, S.A. de C.V. (MEXICO)	100.00%	—	195	1	—	(1)	7	196
Integrated cash management, consulting and financial support for Group companies
Boulevard Manuel Avila Camacho, 24 -16ª Plta. - Lomas de Chapultepec - 11000 Mexico D.F.
Terra Networks Marocs S.A.R.L.	100.00%	—	—	—	—	—	—	—
Dormant Company
332 Boulevard Brahim Roudani, Casablanca
Telefónica Participaciones, S.A (SPAIN)	100.00%	—	—	—	—	—	—	—
Integrated cash management, consulting and financial support for Group Companies
Gran Via, 28 - 28013 Madrid
Telefónica Emisiones, S.A.. (SPAIN)	100.00%	—	—	5	—	(2)	1	—
Integrated cash management, consulting and financial support for Group Companies
Gran Via, 28 - 28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS)	100.00%	—	—	5	1	(1)	1	—
Fund raising in capital markets
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX – Amsterdam
Telefónica Internacional USA Inc. (EE.UU.)	100.00%	—	—	1	—	—	—	—
Financial advisory services
1221 Brickell Avenue suite 600 - 33131 Miami – Florida
Telefónica Latinoamérica Holding, S.L. (SPAIN)	94.59%	5.41%	198	2,012	—	—	21	1,762
Holding company
Ronda de la Comunicación, s/n Distrito Telefónica - 28050 Madrid
Telefónica International Wholesale Services, S.L. (SPAIN)	92.51%	7.49%	230	85	19	11	2	213
International services provider
Ronda de la Comunicación, s/n Distrito Telefónica - 28050 Madrid
Corporation Real Time Team, S.L. (SPAIN)	87.96%	12.04%	—	—	—	—	—	12
Internet design, advertising and consulting
Plaza Canalejas, 3 – 28014 Madrid
Telefónica Móviles Argentina Holding, S.A. (ARGENTINA)	75.00%	25.00%	298	584	—	416	227	856
Holding company
Ing Enrique Butty 240, piso 20-Capital Federal-Argentina

Telefónica, S.A.    86

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Gross carrying amount
Telefónica International Wholesale Services America, S.A. (URUGUAY) (1)	74.36%	25.64%	562	(487)	—	(23)	(23)	325
Provision of high bandwidth communications services
Luis A. de Herrera, 1248 Piso 4 – Montevideo
Telefonica Centroamérica Inversiones, S.L (SPAIN)	60.00%	—	1	989	19	—	26	651
Holding company
Distrito Telefónica. Avda. Ronda Comunicación, s/n. - 28050 Madrid
Comtel Comunicaciones Telefónicas, S.A. (VENEZUELA)	65,14%	34,86%	—	(94)	—	(41)	(36)	—
Holding company
Torre Edicampo, Avda. Francisco de Miranda, Caracas 1010
Telefónica América, S.A (SPAIN).	50.00%	50.00%	—	—	—	—	—	—
Investment managament and gestion of companies in the telecomunications sector
Distrito Telefónica. Avda. Ronda Comunicación, s/n. - 28050 Madrid
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	43.99%	40	2	—	—	—	22
Portfolio company
Strawinskylaan 1725 – 1077 XX – Amsterdan
Sao Paulo Telecomunicaciones Participaçoes, Ltda (BRAZIL)	44.72%	55.28%	3,889	(185)	56	(14)	306	3,092
Holding company
Rua Martiniano de Caravalho, 851 20º andar, parte, Sao Paolo
Telefónica Brasil, S.A. (BRAZIL) (1)(*)	24.68%	49.28%	15,194	(1,167)	255	1,682	1,634	9,823
Wireline telephony operator in Sao Paulo
Sao Paulo
Colombia Telecomunicaciones, S.A. ESP (COLOMBIA) (1)	18.51%	51.49%	485	(1,309)	—	203	313	272
Wireless operator
Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia
Pléyade Peninsular, Correduría de Seguros y Reaseguros del grupo Telefónica, S.A. (SPAIN)	16.67%	83.33%	—	—	1	4	5	—
Distribution, promotion or preparation of insurance contracts,operating as a broker
Distrito Telefónica, Avda. Ronda de la Comunicación, s/n Edificio Oeste 1 – 28050 Madrid
Telefónica Móviles Argentina, S.A. (SPAIN) (2)	15.40%	84.60%	N/D	N/D	N/D	N/D	N/D	139
Wireless communications and services operator
Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA)	4.99%	95.00%	—	5	—	4	2	—
Management and administrative services rendered
Av. Ing. Huergo 723 PB - Buenos Aires
Inversiones Telefónica Móviles Holding, Ltd. (CHILE)	3.11%	96.89%	971	17	—	—	138	89
Holding company
Miraflores, 130 - 12º - Santiago de Chile

Telefónica, S.A.    87

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Gross carrying amount
Telefónica de Argentina, S.A. (1) (ARGENTINA)	1.80%	98.20%	185	212	—	68	19	23
Telecommunications service provider
Av. Ingeniero Huergo, 723, PB - Buenos Aires
Telefónica Venezolana, C.A. (VENEZUELA) (1)	0.09%	99.91%	616	(99)	—	170	(2)	123
Wireless operator
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Telefónica Factoring España, S.A. (SPAIN)	50.00%	—	5	2	—	14	12	3
Factoring
Zurbano, 76, 8 Plta. - 28010 Madrid
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO)	40.50%	9.50%	2	—	—	—	1	1
Factoring
México D.F.
Telefónica Factoring Perú, S.A.C. (PERÚ)	40.50%	9.50%	1	1	—	—	2	1
Factoring
Ciudad de Lima
Telefónica Factoring Colombia, S.A. (COLOMBIA)	40.50%	9.50%	1	1	—	2	1	1
Factoring
Bogotá
Telefónica Factoring Chile, S.A. (CHILE)	40.50%	9.50%	—	—	—	1	1	—
Factoring
Ciudad y Comuna de Santiago.
Telefónica Factoring Do Brasil, Ltd. (BRASIL)	40.00%	10.00%	1	(2)	—	(1)	10	1
Factoring
Avda. Paulista, 1106 – Sao Paulo
Jubii Europe N.V. (NETHERLANDS) (*)	32.10%	—	N/D	N/D	—	N/D	N/D	13
Internet portal - In liquidation
Richard Holkade 36, 2033 PZ Haarlem – PAISES BAJOS
Torre de Collçerola, S.A. (SPAIN)	30.40%	—	6	—	—	—	—	2
Operation of telecommunicatios mast and technical assistance and consulting services.
Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona
Other investments	N/D	N/D	N/D	N/D	28	N/D	—	355
Total group companies and associates					7,974			82,005

(1)	Consolidated data.
(2)	Data included in Telefónica Móviles Argentina Holding as consolidated figures.
(*)	Companies listed on international stock exchanges at December 31, 2014.

Telefónica, S.A.    88

Financial Statements

Appendix II: Board of Director’s Compensation

TELEFÓNICA, S.A.

(Euros)

Director	Wage / Compensation[1]	Fixed payment[2]	Attendance fees[3]	Short term variable compensation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	2,230,800	240,000	—	3,050,000	80,000	155,110	5,755,910
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	8,000	288,000
Mr. José María Abril Pérez	—	200,000	3,000	—	91,200	—	294,200
Mr. Julio Linares López	—	200,000	16,000	—	45,733	—	261,733
Mr. José María Alvarez-Pallete López	1,923,100	—	—	2,900,000	—	128,415	4,951,515
Mr. Fernando de Almansa Moreno-Barreda	—	120,000	14,000	—	33,600	8,000	175,600
Ms. Eva Castillo Sanz[7]	1,264,000	—	—	1,463,712	—	53,554	2,781,266
Mr. Carlos Colomer Casellas	—	120,000	24,000	—	147,200	8,000	299,200
Mr. Peter Erskine	—	120,000	17,000	—	124,800	—	261,800
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	—	120,000	35,000	—	158,400	8,000	321,400
Mr. Luiz Fernando Furlán	—	120,000	—	—	—	—	120,000
Mr. Gonzalo Hinojosa Fernández de Angulo	—	120,000	30,000	—	158,400	8,000	316,400
Mr. Pablo Isla Álvarez de Tejera	—	120,000	6,000	—	22,400	—	148,400
Mr. Antonio Massanell Lavilla	—	120,000	13,000	—	56,000	8,000	197,000
Mr. Ignacio Moreno Martínez	—	120,000	15,000	—	33,600	—	168,600
Mr. Javier de Paz Mancho	—	120,000	9,000	—	113,600	—	242,600
Mr. Chang Xiaobing	—	120,000	—	—	—	—	120,000

1	Wage: Non-variable compensation accrued by the Director for discharging executive duties.
2	Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings.
3	Attendance fees: Amounts payable for attendance to meetings of the Advisory or Control Committees.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2013 and paid in 2014. Concerning the bonus referred to 2014, to be paid during 2015, the Executive Directors will perceive the following amounts: Mr. César Alierta Izuel, 4,027,486 euros and Mr. José María Álvarez-Pallete López, 3,471,965 euros. In January 2015, Ms. Eva Castillo received variable remuneration of 1,200,000 euros corresponding to fiscal year 2014.
5	Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6	Other items: Includes, inter alia, amounts paid for membership of the Regional Advisory Committees in Spain (Valencia, Andalusia and Catalonia) and other “in- kind compensation” (such as general medical insurance and dental coverage), paid by Telefónica, S.A.
7	On February 26, 2014, Ms. Eva Castillo Sanz ceased to hold office as Chair of Telefónica Europe, although she continued to fulfill duties at the Telefónica Group other than those inherent in her capacity as Director through December 31, 2014. The table above setting forth the total remuneration received by the directors during the fiscal year includes the remuneration received by Ms Eva Castillo Sanz through December 31, 2014. After that date, Ms. Eva Castillo Sanz stopped performing any duties other than those inherent in her capacity as Director, and received 2,405,000 euros in January 2015 as compensation for the aforementioned termination, and the sum of 862,475 euros in settlement of her participation in the “Performance & Investment Plan” (equal to the value of the Telefónica, S.A. shares to which she was entitled for participating in such plan), for the two cycles covering 2012-2015 and 2013-2016.

Telefónica, S.A.    89

Financial Statements

In addition, to detail the amounts included in the preceding table, the following table presents the specific compensation paid to Directors of Telefónica for membership of the various Advisory or Control Committees in 2014, including both fixed payments and fees for attending meetings:

TELEFÓNICA, S.A. ADVISORY OR CONTROL COMMITEES

(Euros)

Director	Audit and Control	Nomination, Compensation and Corporate Governance	Regulation	Service Quality and Customer Service	Innovation	Strategy	Institutional Affaires	TOTAL 2014
Mr. César Alierta Izuel	—	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	14,200	—	—	14,200
Mr. Julio Linares López	—	—	—	—	17,133	16,200	28,400	61,733
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	—	15,200	—	—	16,200	16,200	47,600
Ms. Eva Castillo Sanz	—	—	—	—	—	—	—	—
Mr. Carlos Colomer Casellas	33,400	18,200	—	12,200	27,400	—	—	91,200
Mr. Peter Erskine	—	19,200	—	—	15,200	27,400	—	61,800
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	21,200	31,400	15,200	12,200	—	16,200	17,200	113,400
Mr. Luiz Fernando Furlán	—	—	—	—	—	—	—	—
Mr. Gonzalo Hinojosa Fernández de Angulo	20,200	19,200	26,400	12,200	—	15,200	15,200	108,400
Mr. Pablo Isla Álvarez de Tejera	—	17,200	11,200	—	—	—	—	28,400
Mr. Antonio Massanell Lavilla	21,200	—	—	23,400	12,200	—	12,200	69,000
Mr. Ignacio Moreno Martínez	22,200	—	14,200	12,200	—	—	—	48,600
Mr. Francisco Javier de Paz Mancho	—	—	14,200	12,200	—	—	16,200	42,600
Mr. Chang Xiaobing	—	—	—	—	—	—	—	—

Telefónica, S.A.    90

Financial Statements

On the other hand, the following table presents an individual breakdown of the amounts received from other Telefónica Group companies other than Telefónica, S.A., by Company’s Directors for discharging executive duties or for membership of the companies’ governing bodies and/or Advisory Boards of such companies:

OTHER TELEFÓNICA GROUP COMPANIES

(Euros)

Director	Wage / Compensation[1]	Fixed payment[2]	Attendance fees[3]	Short term variable compensation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	200,000	200,000
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	162,557	—	—	—	120,000	282,557
Ms. Eva Castillo Sanz	—	3,876	—	—	—	—	3,876
Mr. Carlos Colomer Casellas	—	—	—	—	—	10,000	10,000
Mr. Peter Erskine	—	—	—	—	—	151,056	151,056
Mr. Santiago Fernández Valbuena (*)	1,177,811	—	—	1,318,677	—	260,799	2,757,287
Mr. Alfonso Ferrari Herrero	—	69,628	—	—	—	120,000	189,628
Mr. Luiz Fernando Furlán	—	94,455	—	—	—	140,000	234,455
Mr. Gonzalo Hinojosa Fernández de Angulo	—	21,895	—	—	—	60,000	81,895
Mr. Pablo Isla Álvarez de Tejera	—	—	—	—	—	—	—
Mr. Antonio Massanell Lavilla	—	—	—	—	—	10,000	10,000
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	128,383	—	—	—	120,000	248,383
Mr. Chang Xiaobing	—	—	—	—	—	—	—

1	Wage: Non-variable compensation accrued by the Director for discharging executive duties of any Telefónica Group company.
2	Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings of any Telefónica Group company.
3	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2013 and paid in 2014. Concerning the bonus referred to 2014, the amount that will be perceived by the Executive Director Mr. Santiago Fernández Valbuena is 1,417,613 euros.
5	Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6	Other items: Includes, inter alia, amounts paid for membership of Regional and Business Advisory Committees (Europe –from June 2014 is the Advisory Committee of Spain-, Latam and Digital-removed in June 2014) and other “in- kind compensation” (such as general medical insurance and dental coverage), paid by any Telefónica Group Company.
(*)	It is hereby stated for the record that Executive Director Mr. Santiago Fernández Valbuena collects his remuneration in Brazilian reais, and accordingly, the stated amount of his remuneration may vary, depending on the exchange rate applicable at any particular time.

Telefónica, S.A.    91

Financial Statements

Furthermore, as explained in the Compensation policy section, Executive Directors receive a series of employee benefits. The following table presents a breakdown of contributions made in 2014 by the Company to long-term savings schemes (Pension Plans and Pension Plan for Senior Executives):

LONG-TERM SAVINGS SCHEMES

(Euros)

Director	Contributions 2014
Mr. César Alierta Izuel	1,023,193
Mr. José María Álvarez-Pallete López	550,436
Ms. Eva Castillo Sanz	393,796
Mr. Santiago Fernández Valbuena	935,010

The following table presents a breakdown of the long-term savings schemes, comprising contributions to Pension Plans and the Pension Plan:

(Euros)

Director	Contributions to Pension Plans	Contributions to Benefits Plan[1]
Mr. César Alierta Izuel	8,402	1,014,791
Mr. José María Álvarez-Pallete López	9,468	540,968
Ms. Eva Castillo Sanz	8,402	385,394
Mr. Santiago Fernández Valbuena	109,167	825,843

1	Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Pension Plan. It entails defined contributions equivalent to a certain percentage of the Director´s fixed remuneration in accordance with their professional category within the Telefónica Group´s organization.

It is also stated for the record that in February 2015, the golden parachute provisions included in the four-year contract of the Executive Chairman, Mr. César Alierta Izuel, were replaced by an extraordinary one-time contribution of 35.5 million euros to a benefit plan, as part of the company’s policy of reducing indemnity provisions, in line with best corporate governance practices. After this extraordinary contribution, Telefónica, S.A. will not contribute any additional annual amounts to the Benefit Plan for Officers with respect to for Mr. Alierta Izuel. Such contribution would be received by Mr. Alierta Izuel in the same instances established in the benefit plan for officers (plan de previsión social de directivos) (PPSD) applicable to the other officers.

Life insurance premiums paid in 2014 are as follows:

LIFE INSURANCE PREMIUMS

(Euros)

Director	Life insurance premiums
Mr. César Alierta Izuel	73,952
Mr. José María Álvarez-Pallete López	19,935
Ms. Eva Castillo Sanz	9,667
Mr. Santiago Fernández Valbuena	8,050

Telefónica, S.A.    92

Financial Statements

Regarding share-based payment plans (those exclusively for Executive Directors), there were two long-term variable compensation plans in place in 2014:

The first Plan is the so-called “Performance & Investment Plan” (“PIP”), approved at the General Shareholders’ Meeting of May 18, 2011 whose first phase began in 2011 and ended in July 2014, second phase began in 2012 and will end in July 2015, and third phase began in 2013 and will end in July 2016.

It is hereby stated that regarding the first phase of this Plan (2011-2014), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to Executive Directors.

The number of shares assigned and the maximum possible number of shares to be received by the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met, are as follows:

FIRST PIP- Second phase / 2012-2015

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,417	506,901
Mr. Julio Linares López(1)	13,878	21,686
Mr. José María Álvarez-Pallete López	188,131	293,955
Mr. Santiago Fernández Valbuena	103,223	161,287

(1)	The number of shares assigned to Mr. Linares was calculated in proportion to the time he discharged executive duties as Chief Operating Officer –COO- (from July 1, 2012 to September 17, 2012) during the second phase of the Plan.
*	Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

FIRST PIP- Third phase / 2013-2016

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Santiago Fernández Valbuena	104,000	162,500

*	Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

It is further stated for the record that, as of December 31, 2014, a maximum of 149,787 shares and 162,500 shares had been allocated to Ms. Eva Castillo Sanz for her participation in the Performance & Investment Plan, for the two cycles of 2012-2015 and 2013-2016, respectively, and that, as stated above, in January 2015, she received 862,475 euros (equivalent to the value of shares of Telefónica S.A. that corresponded for her participation in this Plan) in settlement of her participation in the aforementioned plan.

The second plan, called as well “Performance & Investment Plan” (“PIP”), approved at the General Shareholders’ Meeting of May 30, 2014 whose first phase began in 2014 and will end in October 2017, second phase will begin in 2015 and will end in October 2018, and third phase will begin 2016 and will end in October 2019.

It is hereby stated that the number of shares assigned and the maximum possible number of shares to be received by the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the second Plan and the maximum target TSR established for each phase are met, are as follows:

Telefónica, S.A.    93

Financial Statements

SECOND PIP- First phase / 2014-2017

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Santiago Fernández Valbuena	104,000	162,500

*	Maximum possible number of shares to be received if the co-investment requirement and maximum target TSR are met.

In addition, to reinforce Telefónica’ s status as a global employer, with a common remuneration culture throughout the Company, to encourage all Group employees to take an equity interest, and to motivate employees and boost their loyalty, at the Company’s General Shareholders’ Meeting of May 18, 2011, shareholders approved a Telefónica, S.A. share incentive purchase plan (2012-2014), the “Global Employee Share Plan” (“GESP”) for all employees of the Group worldwide (including executives and Executives Directors).

Under this plan, employees that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, for a period of up to 12 months (the acquisition period), with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,200 euros, while the minimum is 300 euros. Employees who remain at the Telefónica Group and retain their shares for an additional year after the acquisition period (the consolidation period) will be entitled to receive one free share per share acquired and retained until the end of the consolidation period.

The Executive Directors that decided to take part in this Plan (2012-2014) contributing the maximum (i.e. 100 euros a month, over 12 months), had acquired a total of 626 shares (including free shares received under the general terms and conditions of the Plan).

It should be noted that the external Directors do not receive and did not receive in 2014 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price (except as indicated for Ms. Castillo and Mr. Linares in the above tables).

In addition, the Company does not grant and did not grant in 2014 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica as a listed company in that market.

Telefónica, S.A.    94

Financial Statements

Senior executives’ compensation

Meanwhile, the Executives considered as Senior Executives(1) of the Company in 2014, excluding those that are also members of the Board of Directors, have received a total amount of 10,525,981 euros in 2014.

In addition, the contributions by the Telefónica Group in 2014 with respect to the Benefits Plan for Senior Executives described in Note on “Revenue and Expenses” for these Executives amounted to 1,240,757 euros. Contribution to the Pension Plan amounted to 163,065 euros and compensation in kind (including life and other insurance premiums such us general medical and dental insurance) to 122,689 euros.

Also, regarding the first “Performance and Investment Plan” (“PIP”) composed for three phases (2011-2014; 2012-2015; 2013-2016) approved at the General Shareholders’ Meeting of May 18, 2011, it is hereby stated that regarding the first phase of the Plan (2011-2014), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to the Executives.

The number of shares assigned at the beginning of the phase to the Executives considered Senior Executives of the Company in the second phase (2012-2015) is 294,136 shares and 322,520 shares in the third phase (2013-2016).

Regarding the second “Performance and Investment Plan” (“PIP”) composed for three phases (2014-2017; 2015-2018; 2016-2019) approved at the General Shareholders’ Meeting of May 30, 2014, the number of shares assigned at the beginning of the phase to the Executives considered Senior Executives of the Company in the first phase (2014-2017) is 356,624 shares.

Finally, regarding the “Global Employee Share Plan” (“GESP”) (2012-2014), the Executives taking part and contributing the maximum (i.e. 100 euros a month, over 12 months), have acquired a total of 677 shares (including free shares received under the general terms and conditions of the Plan).

(1)	For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs. Additionally, and for the purposes of annual remuneration, the person in charge of the internal audit is included.

It is hereby stated that Mr. Matthew Key ceased to be part of the Senior Executives of the Company on February 26, 2014, having perceived in January 2015 (date of his departure from the Group), in accordance with the conditions laid down, in that day, in his contract, an amount of 15,150,969 euros as a result of the termination in the performance of executive functions in the Telefónica Group.

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Management report 2014

This Management Report has been prepared taking into consideration the ‘Guidelines on the preparation of annual corporate governance reports for listed companies’, published by CMNV in July 2013.

Business Model

The Telefónica Group is one of the world’s leading mobile and fixed communications services providers. Its strategy is to become a leader in the new digital world and transform the possibilities it brings into reality.

Telefonica’s aim is to reinforce its position as an active player in the digital world capable of seizing all the opportunities afforded by its global scale and its industrial and strategic alliances.

On February 26, 2014, the Board of Directors of Telefónica, S.A. approved the implementation of a new organizational structure focused on clients and which incorporates the digital offering as the main focus of commercial policies. The structure gives greater visibility to local operators, bringing them closer to the corporate decision-making center, simplifying the Group’s global structure and strengthening cross-cutting areas to improve flexibility and agility in decision making.

From January 1 2014 on, and due to the implementation of this new organizational structure, the new organizational structure is composed of Telefónica Spain, Telefónica Brazil, Telefónica Germany, Telefónica United Kingdom and Telefónica Hispanoamérica (comprised of our consolidated subsidiaries in Argentina, Chile, Peru, Colombia, Mexico, Venezuela & Central America, Ecuador and Uruguay). These segments include all the information related to fixed, mobile, DSL, internet TV, as well as other digital services appropriate to each country. Any services not specifically included in these new segments are part of “Other companies and eliminations”.

The Telefónica’s Group’s strategy aims to:

•	Improve the customer experience in order to continue increasing accesses.

•	Lead growth:

•	Drive forward the penetration of smart phones in all markets in order to raise the growth rate of mobile data by monetizing their increasingly widespread use.

•	Defend our competitive positioning, and leverage our customer knowledge.

•	Develop the growth opportunities that have arisen in an increasingly digital context, such as media, financial services, cloud, security, advertising, M2M, e-Health, etc.

•	Capture the opportunity in the business segment.

•	Continue working on the transformation of the Group’s operating model:

•	Increase the modernization of networks in markets where we operate through technological advances and the acquisition of spectrum.

•	Maximize the benefits of economies of scale to increase efficiency.

•	Simplify the operative model.

•	Reduce legacy cost, especially legacy network costs.

In addition, Telefónica maintains an industrial alliance with China Unicom. Furthermore, in order to potentially unlock the value of Telefónica’s scale, the “Partners” program was created in 2011, and now includes five operators (Bouygues, Etisalat, Sunrise, Megafon and O2 CZ). The Telefónica Partners Program

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is an initiative that makes available to selected operators and under commercial terms a host of services that allows partners to leverage on Telefónica’s scale and to cooperate on key business topics (digital services, roaming, services to multinationals, procurement, devices, etc.).

Elsewhere, in 2014 Telefónica’s portfolio was restructured through the acquisition of E-Plus by Telefónica Deutschland to form the leading operator in the European. Also we are in process of acquire GVT by Telefónica Brazil, once regulatory approval has been obtained.

Additional information

Telefónica, S.A. have adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by the Law 31/2014) and of Royal Decree-Law 4/2013, amending the Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2014 included payment periods of up to 60 days, according to the terms agreed between the parties. For efficiency purposes, the Company has defined payment schedules with suppliers, whereby payments are made on set days. Payments to Spanish suppliers in 2014 and 2013 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in the billing process (a legal obligation for the supplier), closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues. According to the criteria previously commented, the average payment period to suppliers of the Telefónica, S.A. in Spain at December 31, 2014, according to the best estimations, amounts to 35 days.

The Company has a governance system, which applies to Telefónica’s entire structure. Pursuant to the Company’s commitment to its shareholders, the Board of Directors, supported by its Committees, manages the Company’s business in accordance with the corporate governance rules laid down primarily in the Corporate By-laws, in the Regulation of the General Shareholders’ Meeting, and in the Regulation of the Board of Directors.

Telefónica’s Board of Directors consists of 18 directors and is responsible for overseeing and controlling the Company’s activity. It has sole powers regarding general strategy and policies on corporate governance, corporate social responsibility, remuneration of the Board and senior management, shareholder remuneration, and strategic investments.

In order to strengthen the corporate governance of the Company, the Board of Directors of Telefónica, S.A. has eight committees (including the Executive Commission) which are charged with examining and overseeing areas of particular relevance. Pursuant to its regulation, the Board also confers responsibility for day-to-day management of the businesses to Telefónica’s executive bodies (primarily through the Executive Committee) and management team.

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Economic results of Telefónica, S.A.

Telefónica, S.A. obtained net profit of 2,604 million euros in 2014. Highlights of the 2014 income statement include:

•	Revenue from operations, amounting to 8,727 million euros has decreased year on year, primarily due to the lower dividend distributions from Group companies and associates. The most significant variation comes from Telefónica Internacional, S.A.U. with 3,238 million euros (4,500 million euros in 2013), Compañía de Inversiones y Teleservicios, S.A.U. distributed 440 million euros in 2013 and there has been no distribution in 2014 and Telefónica Czech Republic, a.s. which distributed 158 million euros in 2013 and its sale has been completed in January 2014, therefore no new dividends have been received from this subsidiary in 2014.

•	The figure of “Impairment and gains (losses) on disposal of financial instruments” amounting to 3,679 million euros has decreased considerably compared to 2013 due to impairment charges recognized to investments in Telefónica Brasil, S.A. and Sao Paulo Telecomunicaçoes, S.A. totalling 735 million euros (in 2013 the write down was 3,863 million euros).

•	Net financial expense totaled 2,535 million euros in 2014, compared to 2,491 million euros in 2013. This was mainly due to finance costs with Group companies and associates, of which the largest came from Telefónica Europe, B.V. amounting to 431 million euros (238 million euros in 2013), Telefónica Emisiones, S.A.U. totalling 1,550 million euros (1,712 million euros in 2013) and the impact of the change in the valuation of Telco, S.p.A as “available for sale” financial asset (270 million euros in 2014 and no impact in the previous year).

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Investment activity

2014

On January 28th, 2014 Telefónica announces that after obtaining the relevant regulatory approval, the sale transaction of the 65.9% of the capital share of Telefónica Czech Republic, a.s. to PPF Group N.V.I. has been completed. This concept was registered in 2013 balance under caption “Non-current assets held for sale” for an amount of 2,302 million euros.

On June 16, 2014 the three Italian shareholders of Telco, S.p.A. requested the initiation of the process of “demerger” (spin off) of the Company, as provided in the Shareholders Agreement. Implementation of the demerger, approved by the General Meeting of Shareholders of Telco, S.p.A. held on July 9, 2014, is subject to obtaining any required anti-trust and telecommunications approvals (including Brazil and Argentina). Once the aforementioned approvals are obtained, this decision will be implemented by transferring all the current stake of Telco, S.p.A. in Telecom Italia to four newly created companies. The share capital of each of these companies will belong in its entirety to each of the shareholders of Telco, S.p.A. and each of these companies will receive a number of shares of Telecom Italia S.p.A. proportional to the current economic stake in Telco, S.p.A. of its respective shareholder.

The application process of the aforementioned anti-trust and telecommunications approvals (including Brazil and Argentina) to proceed to the “demerger” (spin off) of Telco, S.p.A. has already started, once completed in Italy the corresponding corporate documents.

At a meeting on December 22, 2014, the Brazilian telecommunications regulator (ANATEL) approved the demerger on condition of suspension of Telefónica’s voting rights in Telecom Italia, S.p.A. and its subsidiaries, among certain other measures. Telefónica has agreed with the aforementioned suspension of voting rights and has offered the presentation of a formal statement to ANATEL in this regard. Therefore, on the same date Telefónica ceased to have significant influence through its indirect holding in Telecom Italia, S.p.A. and reclassified this investment as an available-for-sale financial asset.

2013

On April 29, 2013, Telefónica, S.A. signed an agreement with Corporación Multi Inversiones (“CMI”) to incorporate jointly a Spanish company to manage the Group’s investments in Guatemala, El Salvador, Nicaragua and Panama.

The resulting company, Telefónica Centroamérica Inversiones, S.L. (“TCI”) was incorporated through the initial contribution by Telefónica, S.A. of its entire shareholdings in Guatemala and El Salvador, along with 31.85% of its interest in Telefónica Móviles Panamá, S.A. at its net carrying amount equivalent to 633 million euros. The new company was incorporated and the corresponding contributions made on June 7, 2013.

On August 2, 2013 and having obtained the necessary regulatory authorisations, TCI’s capital was increased in 500 million US dollars (equivalent to 377 million euros on the payment date), subscribed in full by TLK Investments, C.V. (a company part of the CMI group), thereby completing the operation. Consequently, TLK Investments, C.V. holds a 40% interest in TCI and Telefónica, S.A. the remaining 60%. On the same date, Telefónica, S.A. sold the remainder of its stake in Telefónica Móviles Panamá, S.A. (24.5%) for 83 million euros.

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On November 5, 2013, Telefónica announced that it had reached an agreement to sell 65.9% of the capital of Telefónica Czech Republic,a.s. (“Telefónica Czech Republic”) to PPF Group N.V.I. (“PPF”) for, approximately, 306 Czech crowns/share (around 2,467 million euros at the agreement date). This consideration is to be settled in two tranches:

(i)	2,063 million euros in cash on completion of the sale; and

(ii)	404 million euros in cash as a deferred payment over four years.

Subsequent to the transaction, Telefónica held a stake of 4.9% in Telefónica Czech Republic until the date of the sale.

At the date of the agreement, Telefónica, S.A. measured its stake in Telefónica Czech Republic at its total market value, recognising a provision for its investment portfolio of 643 million euros under the “Impairment losses and gains (losses) on disposal of financial instruments” heading of the income statement.

The agreed price for the stake being sold, updated at year end exchange rates, were reclassified to the “Non-current assets held for sale” until the pertinent authorisations were received from the regulators. The market value of the 4.9% stake that it is retained totaling 178 million euros has been reclassified to the “Equity instruments” heading under non-current financial assets.

On September 24, 2013, Telefónica and the other shareholders of the Italian company Telco, S.p.A. (which holds a 22.4% stake with voting rights of Telecom Italia, S.p.A.) reached an agreement whereby Telefónica, S.A. subscribed and paid out a share capital increase in Telco, S.p.A., through a cash contribution of 324 million euros, in exchange for shares with voting rights in Telco, S.p.A.. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital of Telco, S.p.A. is increased to 66%.

Assessment of impairment of investments in group companies, joint ventures and associates

At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency, net of the liabilities associated with each investment (mainly net borrowings and provisions) and translated to euros at the official closing rate of each currency at December 31, 2014.

As a result of these estimations and the effect of the net investment hedge in 2014, an impairment provision of 3,679 million euros was recognized (7,998 million euros in 2013). This amount derives mainly from the following companies:

(a) write down recognized for Telefónica Europe, plc. Amounting to 2,352 million euros in 2014 (2,423 million euros in 2013), increased by 148 million euros for the effect of the net investment hedge (70 million euros in 2013).

(b) write down of 559 million euros for Telefónica Brasil, S.A. (2,948 million euros in 2013) and 176 million euros for Sao Paulo Telecomunicaçoes, S.A. (915 million euros in 2013).

(c) write down of 92 million euros for Telco, S.p.A. (359 million euros in 2013), the owner of a stake in Telecom Italia.

(d) write down of 126 million euros for Telefónica México, S.A. de C.V. (211 million euros in 2013).

(e) write down of 300 million euros for Telefónica Digital Holding, S.A.U. (166 million euros in 2013).

In 2013, a write down recognised for Telefónica Czech Republic of 643 million euros was also included.

The write down in Telefónica Europe, plc. is mainly due to the impact of the 1,304 million-euro dividend distribution in 2014 and the changes in the present value of the expected turnover of the subsidiary. In this regard, the Operating Income Before Depreciation and Amortization (OIBDA) margin used to calculate long term cash flows is 1.7 p.p. lower compared with the same parameter used in 2013 plan.

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The write down of the stake in Telefónica Brasil, S.A. and Sao Paulo Telecomunicaçoes, S.A. in 2014 results from the changes in the macroeconomic scenario. The estimate of GDP growth in the country, prepared by Focus Economics and analysts, was estimated in 2.3% for 2014 and it has finally been 0.2% and it will be no higher than 0.7% in 2015. The change in expectations has been reflected in the decrease of OIBDA used to calculate future cash flows. The OIBDA margin used to calculate long term cash flows, has decreased 2 p.p. compared with those used in 2013.

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Share price performance

The main European stock markets made gains in 2014 thanks to the general fall in risk aversion amid a gradual economic recovery in the US and to a lesser extent in Europe, and announcements of stimulus packages by central banks. The Ibex-35 (+3.7%) outperformed its peers (EStoxx-50 +1.2%; DAX +2.7%; CAC-40 -0.5%; FTSEMIB +0.2% and FTSE-100 -2.7%) on the strength of better macroeconomic prospects in Spain and a lower yield on the Spanish 10-year bond, which closed the year at 1.5% (a far cry from the 4.1% observed at year-end 2013), bringing the spread over German bonds to 104.8 basis points (218.3 at the end of 2013).

The European telecommunications sector posted profitability of 7.5%, outstripping the general DJ Stoxx 600 index by 3.1 p.p. (+4.4%), as a result of: i) corporate consolidation transactions in a number of markets, ii) better business fundamentals, driven by macroeconomic improvements and the first positive signals arising from technological transformation; monetization of mobile data and fiber, iii) expectations of a regulatory environment more conducive to investment by the new European Commission, iv) high dividend yields, and v) attractive valuations.

Against this backdrop, Telefónica shares rose by 0.7%, with total shareholder return of 7.0% including dividends distributed in 2014, to close the year at 11.92 euros per share. This was thanks to successful implementation of the strategy to transform Telefónica into a Digital Telco, stronger competitive positioning due to consolidation in major markets, and a gradual improvement in the trend in results, offsetting the negative currency effect observed mostly in Latin America.

By company, the best performances were produced by operators that began the year with valuation levels below the standard for the sector and that were exposed to potential corporate transactions: Orange (+57.2% - expectations of consolidation in its domestic market-) and Telecom Italia (+22.3% - expectations of consolidation in Brazil and Italy). KPN closed the year with up 12.2%, Deutsche Telekom was up +6.6%, BT up +5.8% and Telefónica Deutschland up +0.7%. The negative side of things featured Portugal Telecom (-72.7% - failed investments in Banco Espirito Santo commercial paper and the adjustment to the exchange ratio of its merger with Oi as a result) and Vodafone (-7.6% after returning part of the Verizon Wireless divestment to its shareholders).

At the 2014 year end, Telefónica featured among the world’s ten largest telecommunications companies by market cap (55,514 million euros). Daily trading volume in Telefónica shares on Spain’s continuous market was 33.6 million shares.

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Research, development and innovation

Telefónica remains firmly committed to technological innovation as an essential tool for achieving competitive advantages, trying to anticipate market trends and differentiating its products. By introducing new technologies and developing new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.

Telefónica has developed an open innovation model for the management of technological innovation to boost the application of technical research in the development of new commercial products and services. Telefónica focuses on certain applied research and development (R&D) priorities that are aligned with its strategy. Open innovation initiatives driving this model include the creation of a venture capital fund and involvement in business collaboration forums, among others. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, among other sources, and encourages innovation in conjunction with other agents (e.g. customers, universities, public administrations, suppliers, content providers and other companies), making them “technological partners.” Within this open innovation strategy, the Open Future program was reinforced during 2014. This program is designed to connect entrepreneurs, startups, investors and public and private organizations from all over the world with a view to fostering innovation and developing viable projects.

Telefónica believes it cannot rely solely on acquired technology to differentiate its products from those of its competitors and to improve its market positioning. It is also important to encourage R&D initiatives in an effort to achieve this differentiation and make inroads in other innovation activities. The Group’s R&D policy is geared towards:

•	developing new products and services in order to win market share;

•	boosting customer loyalty;

•	increasing revenue;

•	enhancing innovation management;

•	improving business practices;

•	increasing the quality of infrastructure services to improve customer service and reduce costs;

•	promoting global products;

•	supporting open innovation; and

•	creating value from the technology generated.

In 2014, the technological innovation projects undertaken focused on sustainable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of operations in new markets and technological leadership.

Technical innovation activities are a key part of Telefónica’s strategy of creating value through latest-generation network communications and services.

In 2014, projects were undertaken to promote greater access to information technology, new services focused on new internet business models, advanced user interfaces, TV distribution, multimedia content and other added-value services leveraging on the potential of the new infrastructures. These initiatives, among others, were undertaken based on our objective of rapidly identifying emerging technologies that could have a relevant impact on our businesses and pilot testing these technologies in new services, applications and platform prototypes.

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Most of our R&D activities are carried out by Telefónica Investigación y Desarrollo, S.A.U. (Telefónica I+D), a wholly-owned subsidiary, which works mainly for the lines of business. In its operations, Telefónica I+D receives the assistance of other companies and universities. Telefónica I+D’s mission is centered on enhancing the Company’s competitive positioning by leveraging technological innovation and product development. Telefónica I+D undertakes experimental and applied research and new product development with the overriding goal of broadening the range of services offered and reducing operating costs.

Telefónica I+D’s technological innovation activities focus on two big areas:

•	Telefónica I+D’s works on new networks, primarily in collaboration with Telefónica’s Global Resources team. These activities are related to radio access technologies and fiber; network virtualization technologies, in line with the technology trend known as software defined networks (SDN); and network optimization and zero touch developments making networks more flexible and moldable and able to adapt dynamically to new digital consumer and service requirements.

•	R&D activities to develop new products and services are conducted as part of the digital services strategy. These activities include the following:

•	Natural P2P communication of the future, using the Internet, Web 2.0 and smartphones.

•	Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.

•	Advanced solutions in emerging ITC businesses such as cloud computing, security, financial services or e-health.

•	M2M (machine-to-machine) service management associated with energy efficiency and mobility and with the Internet of Things and their adoption in the urban and industrial scenario, and as a service creation enabler.

•	Making use of user communication profiles to exploit opportunities to operate different products and business models (marketing campaigns, target marketing, contextual services, churn reduction, cross-selling, etc.).

Telefónica I+D’s also boasts scientific work groups with a more medium- to long-term focus and aims to look into opportunities relating to new networks and services and solutions to the technological challenges that arise.

In 2014, Telefónica in collaboration with the Chilean government launched a new R&D center in Chile, with focus on Internet of Things and Big Data, in the field of Smart Cities, Smart Industry and Smart Agro.

At December 31, 2014, Telefónica I+D had 652 employees (689 employees in 2013).

Total I+D expense in the Group for 2014 amounted to 1,111 million euros, up 6.2% from the 1,046 million euros incurred in 2013 (1,071 million euros in 2012). This expense represents 2.2%, 1.8% and 1.7% of the Group’s consolidated revenue for 2014, 2013 and 2012, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).

During 2014, Telefónica filed 27 new patent applications, all of them registered through the Spanish Patent and Trademark Office (OEPM), of which 25 are European applications (EP) and 2 are International applications (PCT). Additionally 2 utility models were filed, also through OEPM.

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Environment

Objectives and policies related to environmental management and the control of environmental risks

Telefónica has an Environmental Policy applicable to all its companies, and a Global Environmental Management System that ensures compliance with environmental aspects and extends a culture of environmental responsibility to customers. Currently over 50% of the Group companies, which represent 70% of global billing, have Environmental Management Systems in accordance with ISO 14001, certified by an external entity.

Telefónica’s environmental risks are controlled and managed by the Company’s global risk management model. Although the environmental aspects of telecommunication operations are low-intensity, the extremely disperse geography makes environmental management based on processes absolutely essential.

Telefónica has a global team of environmental management experts, who address environmental issues at local level.

Guidelines

Telefónica’s activities are regulated, in environmental matters, by local laws, especially in activities related to the network infrastructure. These activities entail obtaining environmental permits for operations, waste management, noise control, and the monitoring of electromagnetic fields, among others.

The Global Environmental Management System guarantees compliance with environmental legislation at local level, and enables checks to be extended to suppliers and contractors.

Main initiatives aimed at improving environmental quality and management results

Among the main initiatives carried out by the Group to effectively manage the environmental aspects of its operations, is the optimal selection of sites for the rollout of the network, always promoting the sharing of infrastructure with other operators (over 34,000 sites in 2014), and the development of technical adaptations to reduce the visual impact of mobile telephony antennae.

Waste produced by networks and customers, especially waste from electric and electronic equipment, is handled by approved managers in due adherence to environmental legislation and always in the following order: reduce, reuse, recycle. All group companies have waste management schemes and recycling and/or reuse initiatives to manage customer waste.

The Climate Change and Energy Efficiency Office is responsible for rolling out processes to boost energy efficiency and shrink Telefónica’s carbon footprint. The company has a structured corporate governance model and an energy manager in each country for proper management of energy and carbon. Telefónica has corporate targets for the reduction of energy and emissions: 30% of electricity consumption in the network by 2015 and 30% of CO2 by 2020; both measured by equivalent customer access. In 2014 a new energy/financial target was introduced to reduce Telefónica’s energy bill by 50 million euros by 2017 through energy-efficiency measures. In 2014 Telefónica was recognized by the Carbon Disclosure Project, the largest climate change investment index worldwide, as a sectoral leader in terms of management of energy and carbon.

These initiatives enabled Telefónica to extend its environmental responsibility to residential customers and companies, and to meet the ongoing demand by investors and shareholders for responsible environmental management.

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Human Resources

Social objectives and policies

At Telefónica people are important and are the core of the business, representing one of the Group’s greatest assets. The aim is to build capacities in people, the culture and the organisation in order to become a Digital Telco.

Our vision is based on three main pillars:

•	To construct and develop people’s capacity and ensure the company’s diversity strategy in its recruiting, empowering the best professionals and future leaders.

•	To accelerate the transformation of Telefónica, raising awareness regarding the necessity and urgency of this transformation.

•	To encourage the productivity of employees with a headcount that is more adapted to the business and ensures the correct management of the company’s simplification process.

Telefónica faces a great transformation in order to continue as a leader in the new digital environment. Therefore, human resources policies have been rolled out to create a work environment in which each professional contributes the best they have to offer. As a result of these policies, in the Global Climate and Commitment index that was carried out in the final months of the year, Telefónica, S.A. reached 72% (76% in 2013).

Employee training

Just like in the rest of Telefonica´s business operation units, in Telefónica S.A. employee training is an absolute priority, in these times of deep change and evolution fir the company. In 2014 most of the L&D efforts where devoted to transforming the company into a “Digital Telco”, leveraging on specific training programs by Universitas Telefonica.

Universitas Telefonica operates at two levels: on premises and virtual programs. On premises programs are delivered both at our campus in Barcelona where more than 500 executives from TSA participated in our leadership transformation programs, plus 250 mid managers more, trained in our local offices in Madrid and Brazil. In all cases the programs are focused in Telefonica´s transformation and delivered by Universitas Telefonica mostly internal faculty.

On the other hand, Universitas Telefonica operates also virtually through its on-line learning platform. In 2014 all on-line contents related to the digital transformation where promoted, resulting in a 30% increase of the use of our on-line learning services, incorporating new units like TGS and CCDO for a much broader use of the on-line learning platform.

In 2014, over 37,000 training hours were carried out. For the Company, managing knowledge is a priority. In 2014, the cost of training amounted to over 1 million euros.

Equality in Diversity at Telefónica

Diversity is a competitive advantage. Having a team of professionals that accurately reflects the societies in which we operate, allows us to better understand our clients and surprise them with new products that fit their needs. It also makes it possible to offer them high quality services, which subsequently have an impact on our profits.

Our Business Principles include the fundamental right to equality:

“We promote equal opportunities and we treat all individuals fairly and impartially, without discriminating on the basis of race, color, nationality, ethnic origin, religion, gender, sexual orientation, marital status, age, disability or family responsibilities.”

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However the concept of diversity goes much further, it is a fundamental value. The reasons why diversity is a critical management factor for us are many. But from these we can highlight, first, the need to use all of our talent, and second, the importance of other market segments, of other non-traditional groups with a large purchasing capacity, such as women, handicapped individuals, elderly, etc. The intended impact is achieved through proper management of employee diversity; these employees come from over 24 countries (four of which are represented on the Board of Directors) and which belong to more than 100 nationalities.

The headcount distribution by gender and professional scales has been disclosed in Note 19.4.

Telefónica has a “Women in Leadership” programme that seeks to establish a solid network of female leaders that extends throughout Telefónica’s European companies. These initiatives seek to promote female talent among the leaders in the sector.

Telefónica is committed to society and makes important investments in innovation related to social innovation and initiatives in favour of the disabled. Among other initiatives, we would highlight the “Telefónica Ability Awards” which recognise the companies or institutions that have incorporated the disabled into their value chains, and developed sustainable business models that integrate solutions, products, and services that meet the needs of disabled people and promote their incorporation into society.

Talent management

Talent is a global asset, and at Telefónica we boost it through benchmark training programmes, promoting diversity and facilitating ways to achieve a work-life balance. Developing the talent of our employees, giving them opportunities of personal and professional development, and supporting their personal growth constantly are the distinctive purposes at Telefónica.

The evaluation of talent lets us have a map of the management talent of the whole Company, as well as a structured succession plan. This is a fundamental tool of differential management and boosts a meritocratic culture which should facilitate decision-making on aspects such as development, organisation, pay, etc.

Occupational health and safety

One of Telefónica’s priorities is to offer its staff the best possible working conditions at their place of work or when they are on the move.

As per its Business Principles, Telefónica ensures staff work in a safe environment. Appropriate mechanisms are therefore in place to avoid workplace accidents, injuries and illness associated with professional activities by fully complying with prevailing regulations, implementing safe working procedures, providing training and managing occupational risks.

The Occupational Risk Management System ensures worker health and safety is at the heart of all Telefónica’s processes and services; offering an end-to-end model for rolling out joint action, procedures and policies. This system enables Telefónica to identify and disseminate practices that are proven to have an impact on staff welfare and therefore on reducing accident rates.

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Liquidity and capital resources

Financing

The main financing transactions carried out in the bond market in 2014 are as follows:

		Nominal amount (millions)
Description	Issue date	Maturity date		Currency	Euros (1)	Currency of issue	Coupon
Telefónica Emisiones, S.A.U.(2)
EMTN bonds	03/26/14	03/26/16		200	200	EUR	Euribor 3M + 0.65%
	04/10/14	04/10/17		200	200	EUR	Euribor 3M + 0.75%
	05/27/14	05/27/22		1,250	1,250	EUR	2.242%
	06/04/14	04/10/17	(3)	100	100	EUR	Euribor 3M + 0.75%
	10/17/14	10/17/29		800	800	EUR	2.932%
SHELF bond	06/23/14	06/23/17		500	412	USD	Libor 3M + 0.65%
Telefónica, S.A.
Bond mandatory exchangeable into Telecom Italia ordinary shares	07/24/14	07/24/17		750	750	EUR	6.00%

(1)	Exchange rate as at December 31, 2014.
(2)	Guaranteed by Telefónica, S.A.
(3)	Retap bond of the 200 million euros issuance dated on April 10, 2014.

The main financing transactions carried out in the bank market in 2014 are as follows:

Item	Limit	Currency	Outstanding balance (millions of euros)	Arrangement Date	Maturity date
Telefónica, S.A.
Syndicated Tanche B (1)	3,000	EUR	—	02/18/14	02/18/19
Bilateral loan	2,000	EUR	2,000	06/26/14	06/26/17

(1)	On 02/18/14 a syndicated credit revolving facility for 3,000 million euros was signed, entering into effect on 02/25/14, canceling the syndicated credit facility dated on 07/28/10 scheduled to mature originally on 07/28/15.

Available funds

At December 31, 2014, available funds from undrawn lines of credit in different financial institutions totaled 7,445 million euros. Out of this figure, around 6,841 million euros have a maturity longer than 12 months. Additionally, cash and cash equivalents other than Telefónica’s share in Telco, S.p.A’s bond with a nominal amount of 1,225 million euros, as of December 31, 2014 amount to 4,584 million euros.

Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 13, 14, 15 and 16 of the financial statements.

Contractual commitments

Note 19.5 to the financial statements provides information on firm commitments giving rise to future cash outflows and associated with operating leases, primarily.

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Credit risk management

The credit risk in Telefónica, S.A. mainly refers to the one associated with financial derivative instruments arranged with different entities. The detailed description of how those risks are managed and hedged is included in Note 16.

Credit rating

At December 31, 2014, Telefónica, S.A.’s long-term issuer default rating is “BBB+/stable outlook” from Fitch, “Baa2/negative outlook” from Moody’s and “BBB/stable outlook” from Standard & Poor’s. The most recent updates on these ratings were issued by Standard and Poor’s on May 19, 2014, Fitch on March 21, 2014 and Moody’s on July 25, 2013. The only change in the long-term issuer default rating and outlook for Telefónica, S.A. during 2014 was that Standard and Poor’s revised the outlook to “stable” from “negative” on May 19, 2014.

In 2014, among the measures taken to help to protect the credit rating, it is noteworthy an intensive and prudent financing activity together with a conservative liquidity policy, the implementation of a scrip dividend (instead of cash only dividend) in November 2014, a portfolio rationalization through the total or partial sale of certain assets such as Telefonica Ireland, Telefónica Czech Republic and China Unicom, the issuance of financial instruments with high equity content to finance the E-Plus acquisition (such as bond mandatorily convertible into Telefónica shares) and the issuance of undated deeply subordinated securities as a solvency protection measure to mitigate negative impacts on our consolidated financial statements deriving from unforeseen events such as the devaluation in Venezuela.
Dividend policy

Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholder and investor expectations. Given circumstances in 2014, it was resolved to pay a dividend, via scrip dividend of approximately 0.35 euros per share in November 2014, and the Board announced its intention to take corporate actions to approve another cash dividend of 0.40 euros per share in the second quarter of 2015.

In November 2014, Telefónica launched a scrip dividend issue to allow shareholders to choose to receive new shares in place of a cash dividend (which may be replaced by selling the associated subscription rights to the Company at a pre-established price), while enabling the Company to reduce its debt, depending on the take-up rate of the conversion.

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Treasury shares

Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

•	Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders’ Meeting resolutions.

•	Honoring previous legitimate commitments assumed.

•	Covering requirements for shares to allocate to employees and management under stock option plans.

•	Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. China Unicom or Telco S.p.A.), or acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share.

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

At December 31, 2014 and 2013, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 14/12/31	128,227,971	11.68	11.92	1,528	2.75332%

(1)	Millions of euros

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 13/12/31	29,411,832	11.69	11.84	348	0.64627%

(1)	Millions of euros

The movement in treasury shares of Telefónica, S.A. in 2014 and 2013 is as follows:

Number of shares
Treasury shares at 12/12/31	47,847,809
Acquisitions	113,154,549
Disposals	(131,590,526)
Treasury shares at 13/12/31	29,411,832
Acquisitions	100,723,415
Disposals	(129,177)
GESP share plan delivery	(1,778,099)
Treasury shares at 14/12/31	128,227,971

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Acquisitions

The amount paid to acquire treasury shares in 2014 and 2013 was 1,176 million euros and 1,216 million euros, respectively.

Disposals

Treasury shares sold in 2014 and 2013 amounted to 1 million euros and 1,423 million euros, respectively. The main transactions were as follows:

•	On March 26, 2013 Telefónica, S.A. reached an agreement with qualified and professional investors whereby the Company disposed of all the treasury shares it held (90,067,896 shares) at a price of 10.80 euros per share.

•	On September 24, 2013 Telefónica, S.A. acquired the remaining shareholders of Telco, S.p.A. 23.8% of the non-convertible bonds issued in 2013 by Telco, S.p.A. The payment of this transaction consisted of the transmission of 39,021,411 treasury shares of the Company. (See Note 8.5 of the financial statements).

In addition to these disposals, on November 28, 2014, 1,778,099 shares were delivered to Group employees when the second phase of the Global Employee Share Plan (“the GESP”) matured.

Options on treasury shares

At December 31, 2014, Telefónica held 76 million call options on treasury shares subject to physical delivery at a fix price (134 million options on treasury shares at December 31, 2013) which are presented as a reduction in equity under the caption “treasury share instruments”. They are valued at the amount of premium paid, and upon maturity if the call options are exercised the premium is reclassified as treasury shares together with the price paid. If they are not exercised upon maturity their value is recognized directly in reserves.

The Company also has a derivative on Telefónica shares, to be settled by offset, which has increased from 30 million shares in 2013 to 32 million shares in 2014, and is recognized under “Derivatives” (financial liabilities, current) both in 2014 and 2013.

Lastly, details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting to purchase and/or transfer treasury shares are provided hereon.

At Telefónica’s Ordinary General Shareholders’ Meeting held on June 2, 2010, the shareholders granted the Board of Directors authorization (with express powers to delegate duties to the Executive Commission, Executive Chairman, Chief Operating Officer, or any other individual to which the Board of Directors confers powers for the same purpose) for the derivative acquisition by Telefónica, S.A. – either directly or through any of the subsidiaries of which it is the controlling company – at any time and as many times as it deems appropriate, of fully-paid treasury shares through purchase and sale, exchange or any other legal transaction.

The minimum price or consideration for the acquisition shall be equal to the par value of the treasury shares acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the treasury shares acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for 5 years as from the date of the General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the treasury shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law (currently 10% of Telefónica, S.A.’s share capital).

The aforesaid authorization granted to acquire treasury shares may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of Group companies, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems linked to the trading price of the Company’s shares.

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Risks and Uncertainties Facing the Company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the financial statements, and are as follows:

Group-related risks

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it is affected by various legislations, as well as the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the business, financial position, cash flows and/or the performance of some or all of the Group’s financial indicators.

With respect to the economic environment, the Telefónica Group’s business is impacted by overall economic conditions in each of the countries in which it operates. Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group. Factors such as high debt levels, ongoing restructuring of the banking sector, the implementation of pending structural reforms and continued fiscal austerity measures could hinder more dynamic growth in Europe and, in turn, the consumption and volume of demand for the Group’s services, which could materially adversely affect the Group’s business, financial condition, results of operations and cash flows.

The soft economic recovery in Europe together with low inflation rates, and the risk of deflation, has led and may still lead to monetary and fiscal easing from key players, with a view to creating a relatively benign scenario for Europe. In this region, the Telefónica Group generated 23.9% of its total revenues in Telefónica Spain, 14.0% in the Telefónica United Kingdom and 11.0% in Telefónica Germany in 2014.

In addition, the Group’s business may be affected by other possible effects from the economic crisis, including possible insolvency of key customers and suppliers.

In Latin America, the most important challenge is the exchange-rate risk in Venezuela and Argentina, given the negative impact that depreciation in their currencies could have on cash flows from both countries. International financial conditions may be unfavorable and may lead to potential periods of volatility linked to the evolution of the developed financial markets (especially long-term interest rates in the United States affected by the U.S. Federal Reserve’s intervention that are not discounted in the market), an (a key region for Latin America) and slow progress with structural reforms projects in the majority of these countries limiting potential for higher growth rates. Among the most significant macroeconomic risk factors in the region are the high inflation rates, negative economic growth and high internal and external funding needs in Venezuela. These funding needs are significant and are affected by the recent fall in oil prices, which is the main and almost sole source of foreign currency in the country. These factors are affecting Venezuela’s competitiveness and may result in a currency devaluation. Other risks in the region are Argentina’s high level of inflation coupled with a phase of economic slowdown and weak public finances. Moreover, the recent decline in the prices of oil and other commodities could have a negative impact on the external accounts of countries such as Brazil, Chile, Peru and Colombia.

In relation to the political environment, the Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk”. For the year ended December 31, 2014, Telefónica Hispanoamérica and Telefónica Brazil represented 26.1% and 22.3% of the Telefónica Group’s revenues, respectively. Moreover, approximately 9.6% of the Group’s revenues in the telephony business are generated in countries that do not have investment grade status (in order of importance, Argentina, Venezuela, Ecuador, Nicaragua, Guatemala, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. It is also significant that, despite clear improvements in Brazil, the uncertainty surrounding the political situation, fiscal policy stimuli and a relatively high inflation rate could result in a rating downgrade that, depending on the

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extent of such downgrade, could result in strong exchange-rate volatility due to an outflow of investments, especially in relation to fixed-income.

“Country risk” factors include the following:

•	government regulation or administrative policies may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approvals), which could negatively affect the Group’s business in such countries;

•	abrupt exchange-rate fluctuations may occur mainly due to high levels of inflation and both fiscal and external deficits with the resulting exchange-rate overvaluation. This movement could lead to strong exchange-rate depreciation in the context of a floating exchange rate regime, a significant devaluation off the back of abandoning fixed exchange rates regimes or the introduction of varying degrees of restrictions on capital movement. For example, in Venezuela, the official U.S. dollar to bolívar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance, with an alternative market for attracting foreign currency through the Complementary System for Administration of Foreign Currency (Sistema Complementario de Administración de Divisas or “SICAD”) regular and selective auctions. In February 2015, a new Exchange Rate Agreement was established, including the regulations for the Foreign Exchange Marginal System (SIMADI), and the Central Bank of Venezuela published on February 18, 2015 a weighted average exchange rate equal to 172.1 bolívares to the U.S. dollar for the markets referred to in chapters II and IV of such Exchange Rate Agreement. Additionally, the acquisition or use of foreign currencies by Venezuelan or Argentinean companies (in some cases) to pay foreign debt or dividends is subject to the pre-authorization of the relevant authorities. Also, the Argentinean peso, despite its recent stability, continues to be under the threat of a sustained accelerated depreciation against the U.S. dollar;

•	governments may expropriate or nationalize assets, make adverse tax decisions or increase their participation in the economy and in companies;

•	economic-financial downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries; and

•	maximum limits on profit margins may be imposed in order to limit the prices of goods and services through the analysis of cost structures. For example, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for Defense of Socioeconomic Rights.

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2014, 70% of the Group’s net debt (in nominal terms) was pegged to fixed interest rates for a period greater than one year, while 27% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2014: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 111 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, the U.S. dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 68 million euros. These calculations were made using the same balance position in each currency and same balance position equivalent at such date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 76 million euros, primarily due to the

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weakening of the Venezuelan bolivar and the Argentinean peso. These calculations were made using the same balance position in each currency with an impact on profit or loss at such date, including derivative instruments in place. For the year ended December 31, 2014, 22.8% of the Telefónica Group’s operating income before depreciation and amortization (OIBDA) was concentrated in Telefónica Brazil, 26.2% in Telefónica Hispanoamérica and 11.2% in the Telefónica United Kingdom.

The Telefónica Group uses a variety of strategies to manage these risks, mainly through the use of financial derivatives, which themselves also expose us to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of the Company’s strategic plan, the development and implementation of new technologies or the renewal of licenses as well as expansion of our business in countries where we operate may require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system and concerns regarding the burgeoning deficits of some European countries. The worsening international financial market credit conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt or arrange new debt if necessary, and more difficult to raise funds from the Group’s shareholders, and may negatively affect the Group’s liquidity. At December 31, 2014, gross financial debt scheduled to mature in 2015 amounted to 8,491 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2016 amounted to 8,407 million euros. Despite having covered gross debt maturities of 2015, 2016 and part of 2017 by available cash and lines of credit at December 31, 2014, possible difficulties in maintaining the current safety margin, or the risk that this could be significantly and unexpectedly exhausted, could force Telefónica to use resources allocated for other investments or commitments for payment of its financial debt, which could have a negative effect on the Group’s businesses, financial position, results of operations or cash flows.

In 2013 the Telefónica Group issued bonds mainly (i) in euro totaling 3,250 million euros with an average coupon of 3.690%; (ii) in dollars totaling 2,000 million U.S. dollars with an average coupon of 3.709%; and (iii) in Swiss Francs totaling 225 million Swiss francs with an annual coupon of 2.595%. The Telefónica Group also issued undated deeply subordinated securities in euros totaling 1,750 million euros with an average coupon of 6.902%; and in sterling pounds totaling 600 million sterling pounds with a coupon of 6.750%. In 2014 the Telefónica Group issued bonds mainly in the European market with a maturity of eight years totaling 1,250 million euros with an annual coupon of 2.242%, and bonds with a fifteen-year maturity totaling 800 million euros with an annual coupon of 2.932%. In addition, the Telefónica Group issued undated deeply subordinated securities in 2014 totaling 2,600 million euros with an average coupon of 5.075%.

Despite having its gross debt maturities profile covered for more than two years, obtaining financing on the international capital markets could also be restricted, in terms of access and cost, if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on the Group’s ability to meet its debt maturities.

Moreover, market conditions could make it harder to renew existing undrawn credit lines, 8% of which, at December 31, 2014, were scheduled to mature prior to December 31, 2015.

In addition, the impact of the sovereign debt crisis and the rating downgrades in certain Eurozone countries should be taken into account. Any deterioration in the sovereign debt markets, doubts about developments in European projects (such as implementation of the banking union project, the results of the elections in Europe, including Spain among others, or progress towards fiscal integration), as well as further credit restrictions by the banking sector could have an adverse effect on the Telefónica Group’s ability to access funding and/or

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liquidity, which could have a significant adverse effect on the Group’s businesses, financial position, results of operations and cash flows.

Risks Relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market.

In this regards, the Telefónica Group pursues its license renewals in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.

Regulation of spectrum and government concessions

In Europe, the amendments by the EU Parliament to the Commission’s proposal on the “Digital Single Market” (the “DSM”) package of measures are currently being discussed by the European Council. The “DSM” measures include important measures affecting, inter alia, spectrum regulation. Although these measures are not yet final, they could have significant implications as they include new provisions on secondary markets, criteria to apply at auctions, renewals and terms of licenses, etc.

In addition, the main allocation criteria for the 700 MHz band of “Digital Dividend II” (the second spectrum allocation process from television operators to electronic communications services) will be defined in the coming years. This could require new cash outflows ahead of the Group’s previously anticipated schedule (it is expected that the spectrum will be available between 2018 and 2021).

Nevertheless, Germany will be the first country in Europe to award spectrum in the 700 MHz band. On January 29, 2015, the German regulator (“BNetzA”) published respective final decisions on the spectrum allocation proceedings and on the auction conditions of the 700 MHz and 1500 MHz bands. The auction will also include the spectrum corresponding to GSM licenses – the entire 900 MHz band and most of the 1800 MHz band (which will expire at the end of 2016) –. Interested bidders may submit applications by March 6, 2015. The auction (Simultaneous Multi-Round Auction) will take place in the second quarter of 2015.

On July 4, 2014, BNetzA adopted a decision concerning the frequency aspects of the Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbH & Co KG (“E-Plus”). BNetzA has instructed Telefónica Deutschland (the surviving entity after the merger takes place) to anticipate the termination of its rights of use in the 900 / 1800 MHz bands by December 31, 2015, (instead of December 31, 2016), if Telefónica Deutschland (the surviving entity) does not reacquire these frequencies at the above-mentioned auction proceeding. Both Telefónica Deutschland and E-Plus have legally challenged this BNetzA decision on August 4, 2014. The German regulator also announced that, once the auction of spectrum mentioned above mentioned is over, it will

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perform a frequency distribution analysis, and determine whether any additional action is needed, particularly in the area of the 2GHz spectrum band granted to Telefonica Deutschland.

In addition, and within the framework of the conditions imposed by the European Commission in connection with the merger, the surviving entity of the merger is obliged to offer up to 2x10 MHz in the 2600 MHz as well as up to 2x10 MHz in the 2100 MHz spectrum band to one potential new mobile network operator. This offer is open to any potential new mobile network operator that had declared a respective interest by December 31, 2014, and to the operator with whom Telefónica Deutschland has signed the network access agreement (Drillisch Group).

On December 26, 2014, the Spanish Government adopted a law in which it delayed, to a maximum period ended on April 1, 2015, the effective delivery of the frequencies in the 800 MHz spectrum which are part of the “Digital Dividend” (the spectrum allocation process from television operators to electronic communications services), and which were expected to be delivered on January 1, 2015 to the already awarded mobile operators. The license term has been extended accordingly to April 24, 2031.

In the United Kingdom a significant increase in the annual license fees charged for the use of the spectrum in 900 MHz and 1800 MHz bands has been proposed by the regulator (the Office of Communications (“Ofcom”)). The outcome of it remains uncertain. Separately, the United Kingdom Government announced recently an agreement with the United Kingdom mobile operators, including Telefonica UK, under which the mobile operators would accept a 90% geographic coverage obligation for voice and text services. Given the agreement, Ofcom has agreed to consider the impact of the geographic coverage obligation on its valuation of annual fees for 900 MHz and 1800 MHz spectrum. This is expected to delay Ofcom’s decision. In addition, on November 7, 2014, Ofcom released a public consultation on the award of 2.3 GHz and 3.4 GHz bands that is expected to take place in late 2015 or early 2016.

In Latin America, spectrum auctions are expected to take place implying potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2015 are:

•	Peru: The government announced plans to auction the 700 MHz spectrum band in the first half of 2015 (three blocks of 2x15 MHz have been defined).

•	Costa Rica: Costa Rica’s government has communicated its intention to auction spectrum in the 1800 MHz and AWS bands during 2015.

•	Mexico: The Federal Institute of Telecommunications (Instituto Federal de Telecomunicaciones) (“IFT”) published its Annual Program for Frequency Use and Development 2015. The program specifies IFT’s intention to award Advanced Wireless Services “AWS” concessions during the course of 2015.

Further to the above, certain administrations may not have announced their intention to release new spectrum and may do so during the year. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Telefónica may also seek to acquire spectrum on the secondary market should opportunities arise.

In Argentina, on December 1, 2014, the Secretary of Communication through Resolution 85/2014 officially awarded Telefónica Argentina the block 1710-1720/2110-2120 for a period of 15 years and the 700 MHz block (703-713/758-768 MHz) is expected to be officially transferred to Telefónica Argentina during 2015.

In the state of São Paulo, Telefónica Brasil provides local and national long-distance Commuted Fixed Telephony Service (CFTS) under the public regime, through a concession agreement, which will be in force until 2025. In this regard, in June 27, 2014, as established in the concession agreement, the National Telecommunications Agency (Agência Nacional de Telecomunicações) (“ANATEL”) issued a public consultation for the revision of the concession agreement. Such public consultation revising the concession agreement ended on December 26, 2014 and allowed contributions on certain topics such as service universalization, rates and fees and quality of services, among others. Definitive conditions will be published in 2015.

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Additionally, in Colombia the Information and Communication Technologies (“ITC”) Ministry issued a Resolution on March 27, 2014 to renew 850 MHz/1900 MHz licenses for 10 additional years. The reversion of assets and the liquidation of the concession contract will be discussed until May 2015, taking into consideration the terms of the contract, and the Constitutional Court’s review of Law 422 of 1998, which established the reversion of only the radio-electric frequencies.

In Peru, an application for partial renewal of the concessions for the provision of the fixed-line service for another five years has been issued, although assurance has been given by the “Ministry of Transport and Communications” (Ministerio de Transportes y Comunicaciones) in previous renewals, that the concession will remain in force until November 2027. Also, a new law has been enacted establishing mobile virtual network operator (MVNOs) and Rural Mobile Infrastructure Operators (RMIOs) in the Peruvian market.

In Mexico, in light of the constitutional reform resulting from the “Pact for Mexico” political initiative, it is expected that a publicly-owned wholesale network, which will offer wholesale services in the 700 MHz band, will be created. As of today, the funding and the marketing model of this project have not yet been determined.

Telefónica Móviles Chile, S.A. was awarded spectrum on the 700 MHz (2x10 MHz) band in March 2014. A third party provider opposed this allocation of spectrum on the basis that it would exceed the limit spectrum of 60 MHz established by a judgment of the Supreme Court of January 27, 2009. This cap was established for the AWS auction held in 2009, but not for subsequent auctions (2600 MHz and 700 MHz). In a judgment on December 31, 2014, the court of appeals rejected the third party claim. Consequently, the regulator is in a position to adopt a Decree awarding the concession to Telefónica.

The consolidated investment in spectrum acquisitions and renewals in 2014 amounted to 1,294.2 million euros.

The Company’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges

In terms of roaming, the regulated “Eurotariffs” were reduced on July 1, 2014 (in the wholesale market, the price of data was reduced by 67%, the price of call by 50%; and in the retail market, the price of data was reduced by 55%, the price of outgoing voice call by 21%, the price of incoming voice call by 28% and the price of outgoing texts by 25%), as per the regulation approved in 2012. The structural roaming solutions which could lead to a price decrease in the intra-European Union roaming services also took effect in July 2014. Furthermore, the package of DSM measures mentioned above, which is under discussion, also includes a proposal to eliminate European Union roaming charges as of a yet to be determined date. However, the European Parliament proposed the “end of roaming” by December 15, 2015 in a proposal known as “Roaming Like at Home”.

The decreases in wholesale mobile network termination rates (“MTR”) in Europe are also noteworthy. In the United Kingdom, wholesale MTRs have been reduced to 0.845 ppm (pence/minute) from April 1, 2014 (representing a 0.3% reduction compared to the previous rates). In a consultation document published in June 2014, Ofcom has proposed a further reduction to 0.545 ppm, from April 1, 2015.

In Germany, on September 3, 2014, the BNetzA adopted a proposal to reduce MTRs. The new prices will gradually decrease to 0.0172 euro/minute from December 1, 2014, and in a second stage, from 0.0172 euro/minute to 0.0166 euro/minute from December 1, 2015 until the end of November 2016. The European Commission has requested that the German regulator withdraw or amend its latest decision on mobile termination rates, in force as at the date of this Annual Report. There is a risk that the European Commission will initiate infringement proceedings against Germany, and rates may be further reduced.

In Spain, the National Regulatory & Competition Authority (Comisión Nacional de los Mercados y la Competencia) has adopted a final decision on the third round analysis of the wholesale market for fixed call

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termination. From November 1, 2014, a symmetric fixed termination rate (“FTR”) of 0.0817 euro cents/minute applies, based on pure bottom-up long run incremental costs (“BU-LRIC”) meaning that billing must be entirely conducted on a “per second” basis, without a peak/off-peak differentiation. The decision therefore eliminates the asymmetry in FTRs that existed since 2006 when alternative network operators were allowed to charge up to 30% above Telefónica’s per minute local FTR. It also brings forth an important reduction in average termination prices for Telefónica (by 80%) in comparison to the former applicable tariffs.

In Latin America, there are also moves to review MTRs leading to these being reduced. Thus, for example, developments in Mexico are among the most relevant, where the IFT has declared the América Móvil Group a preponderant operator in the telecommunications market. As a result, on March 26, 2014, it introduced, among others, special regulations on asymmetric interconnection rates. In that sense, the Federal Telecommunications and Broadcasting law, effective as of August 13, 2014, imposed several obligations on the preponderant operator, which are quite extensive and, in principle, potentially significantly beneficial to Telefónica’s competitive position, particularly with regards to the measures imposed on preponderant operators (to the extent they nominally retain such qualification). With regards to MTR, Telefónica México filed an administrative appeal against the 2011 resolutions of the Federal Telecommunications Commission of México (Cofetel) regarding mobile network termination rates (representing a 61% reduction compared to the previous rates). As of the date of this Annual Report, no ruling has been made on this appeal. Recently, IFT determined the mobile termination rates for 2012, and Telefónica México filed an injunction against this rate. Once these appeals have been concluded, the rates applied may be further reduced retroactively. As of the date of this Annual Report, IFT has not approved the termination rates for 2013, 2014 or 2015 for Telefónica México.

In Brazil, at the end of 2012, ANATEL launched the “Plano Geral de Metas de Competição” (“PGMC”) regarding fixed-mobile rate adjustment reductions until February 2016 and amending the previous reduction conditions (75% of the 2013 rate in 2014 and 50% of the 2013 rate in 2015). In order to complement reductions and approach the cost of the services according to a financial cost model, on July 7, 2014, ANATEL published reference values for MTR taking effect from 2016 to 2019. Such reductions are approximately 44% per year. Furthermore, there are several legislative initiatives that aim to abolish the basic fee of fixed-telephony service. “Price protection” practices (reimbursement of differences in prices of a product to customers if this falls within a relative short period of time) may also have a negative impact in Telefónica Brasil, in both economic and image terms.

In Chile, a tariff decree was issued to set fixed-line termination charges for the 2014-2019 periods. The new tariff entered into effect on May 8, 2014 and applies a reduction of 37% in prices against those charged for the period prior to such tariff. A tariff decree has been issued for mobile networks covering the 2014-2019 five-year period. Such tariff decree entered into effect on January 25, 2014 and implies a reduction of 74.7% with respect to the previous rates. After a review by the general comptroller (Contraloría General) an additional 1.7% reduction was approved on May 27, 2014.

In Ecuador the rate-related risks relate to a reduction in rural and urban telephony charges, a reimbursement of top-up balances, as well as rounding to the nearest minute.

The implementation of the Enabling Act (Ley Habilitante) in Venezuela also confers full powers to the President to implement price control measures. Under this Act, in January 2014, an organic fair price law was issued, which caps the revenue of related enterprises at 30% of their operating costs. In relation to MTRs with the national operator of reference (Compañía Anónima Nacional Teléfonos de Venezuela) (“CANTV”), these have been reduced by 6% compared to the previous rates. In November 2014, near the end of the term allowing the enactment of laws autonomously granted to the President of the Republic, new important decree-laws were enacted, in particular, the Reform of the Law on Foreign Investment, in which, among other things, new requirements for the return of foreign investment were established; the Reform of the Antitrust Law, which was predominantly aimed at enhancing monopoly control regulation and increasing penalties for infringement; and the Reform of the Exchange Crimes Law, which increased economic sanctions.

In Colombia, on December 30, 2014, the Colombian regulator (“CRC”) enacted Resolution 4660 establishing a gradual reduction for MTRs. The glide path initiates in 2015 in 32.88 Colombian pesos per minute representing a decrease of 41.7% and then descends approximately 42.2% in 2016 and 42.2% in 2017 (each

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such reduction being as compared to the previous year). This regulatory measure also imposes asymmetric MTRs to the dominant provider (the América Móvil Group), imposing the final rate established in the glide path from 2015 to 2017. The CRC also regulated the charges for national roaming and the SMS termination rates, setting a reduction of 41.5% in 2015, 39.6% in 2016 and 43.3% in 2017 (each such reduction being as compared to the previous year).

Regulation of universal services

Further to its formal obligation to review the scope of the Universal Service Directive (the set of basic electronic communication services whose provision is guaranteed to any user requesting it, regardless of its location, with a specified quality at an affordable price), the European Commission is expected to undertake a public consultation in the months following the date of this Annual Report, which may include both the potential inclusion of broadband in its scope and a possible reduction of some of the current universal service obligations. Depending on the terms that will be set forth in the new regulation, implementation at a local level could lead to higher costs for both the universal service provider and the operators forced to finance the universal service.

The last Plano Geral de Metas de Universalização (“PGMU”) was published in Brazil on June 30, 2011 and applies to the 2011-2015 period. This sets goals for public phones, low cost fixed-lines and coverage density in rural and poor areas with 2.5GHz/450 MHz. Also according to such PGMU, the assets assigned to the provision of the services described in the public concession agreement are considered reversible assets. In 2014, ANATEL issued a public consultation with its proposals for the 2015-2020 period universalization targets. The agency’s proposal focuses on reducing the distance between public telephones and backhaul’s expansion.

Regulation of fiber networks

In December 2014, the Spanish National Regulatory & Competition Authority (Comisión Nacional de los Mercados y la Competencia) has conducted a public consultation on the regulatory obligations for broadband market regulation in Spain. As a result of this consultation, the new regulation that will apply to NGN (Next Generation Networks) could be approved in the fourth quarter of 2015 and will last for at least three years. This could increase Telefónica’s regulatory obligations in Spain and the ability of other operators to compete in such market.

In Colombia, the regulatory authority CRC published a regulatory project for transmission capacity between municipalities through fiber networks or connectivity to impose open network and elements access through a mandatory offer for those enterprises that have overcapacity and have some unused installed network elements. This project will be discussed in the first half of 2015.

Regulations on privacy

In Europe, a new Data Protection Regulation is undergoing the European legislative process which, as the date of this Annual Report, is not expected to end before mid-2015. This could lead to certain critical provisions laid down in the current draft of the regulation (presently under debate) being worded in such a way that stops or hinders Telefónica from launching some services, that focus on the processing of personal data.

In Brazil, triggered by the approval of Civil Rights Framework for Internet Governance, which provides certain generic rules about data protection, the Ministry of Justice could in the near future, adopt the final version of the Draft Personal Data Protection Act. This could lead to a greater number of obligations for operators in relation to the collection of personal data of telecom services users and further restrictions on the treatment of such data.

Regulation of functional separation

The principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operates could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators (in specific cases and under exceptional conditions) forcing operators with significant

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market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality

In Europe, national regulators are seeking to strengthen their supervision of operators with regard to the blocking of access, discrimination of applications or Internet service quality. The European Parliament and the Council are simultaneously debating the draft of the European DSM Regulation proposed by the European Commission that, among other things, deals with the principle of network neutrality. The regulation of network neutrality could directly affect possible future business models of Telefónica and may affect the network management or differentiation of characteristics and quality of Internet access service.

Telefónica is present in countries where net neutrality has already been ruled, such as Chile, Colombia, Peru and more recently Brazil, but this remains a live issue and with varying degrees of development in other countries where it operates. In Germany, the Economy Minister withdrew a draft law that it published on June 20, 2013, to regulate net neutrality, especially with regard to the blocking and discrimination of content and Internet services. It plans to submit a new draft after the EU has settled on a position on net neutrality within the DSM approach, which might occur in early 2015. In addition, one German region (Bundesland of Thuringia) has passed a new law (which applies only in such region) with the aim that broadcasting and tele-media may not be blocked, limited or treated differently from other data traffic.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and the United Kingdom Bribery Act of 2010 (the “Bribery Act”), and economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could have a material adverse effect on the Group’s business, reputation, results of operations and financial condition.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Company may not be able to adequately foresee and respond to technological changes and sector trends.

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In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 1,111 million euros and 1,046 million euros in 2014 and 2013, respectively; representing an increase of 6.2% from 1,046 million euros in 2013. These expenses represented 2.2% and 1.8% of the Group’s consolidated revenue, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (OECD) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the Company’s operations, and may cause legal contingencies or damages to the Company’s image in the event that inappropriate practices are produced by a participant in the supply chain.

As of December 31, 2014, the Telefónica Group depended on six handset suppliers and 11 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements, or otherwise have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

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Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

The telecommunications industry may be affected by the possible effects of electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between certain expert groups and public health agencies, including the World Health Organization (WHO), that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairment in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. For example, with respect to the investment in Telco, S.p.A. (“Telco”), value adjustments were made in fiscal years 2013 and 2014 with a negative impact of 267 million euros and 464 million euros, respectively.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer

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data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse impact on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, regarding tax and antitrust claims, the Telefónica Group has open judicial procedures in Peru concerning the clearance of previous years’ income tax, for which a contentious-administrative appeal is currently pending; as well as in Brazil, with CADE’s (Conselho Administrativo de Defesa Ecônomica) resolution with regard to the acquisition of a 50% stake in Vivo and with certain open tax procedures, primarily relating to the CIMS (a Brazilian tax on telecommunication services). Further details on these matters are provided in the Note 17 and 20 of the financial statements.

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Trend evolution

Telefónica is an integrated diversified telecommunications group that offers a wide range of services, mainly in Europe and Latin America. Its core business is the provision of fixed and mobile telephony, broadband, internet, data, pay TV and value-added services, among others. The Group’s operations in 25 countries, managed through a regional organization geared towards certain businesses in global units, enable it to leverage the strong local positioning, as well as the advantages afforded by its scale.

As a multinational telecommunications company that operates in regulated markets, Telefónica is subject to different laws and regulations in each of the jurisdictions in which it provides services. Among other developments, Telefónica may face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.

Telefónica faces intense competition in the vast majority of the markets where it operates in, and is therefore subject to the effects of actions taken by its competitors. The intensity of the competition may deepen which could have an impact on tariff structures, consumption, market share and commercial activity and negatively affect the number of customers, revenues and profitability.

However, Telefónica believes that it is in a strong competitive position in most of the markets where it operates, which it expects to help enable it to continue taking advantage of the growth opportunities that arise in these markets, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses.

In 2014, Telefónica took a further step towards its transformation into a leading digital telecommunications company, in a sector which we believe still offers excellent growth potential. Digital capacities were boosted, new products were developed, and new business models were set up. This was achieved as a result of a transformation drive implemented throughout the Company.

2013 marked a turning point with the launch of a multinational program, “Be More”, focused on transformation and growth and the deleveraging of our business in Ireland, Czech Republic and 40% of Central America. This program aims to take advantage of our customer insight, the capture of future Business to Business (B2B) opportunities, further data monetization of our services and reinforcing our video business. In addition, we will seek to simplify our operating model and increase investments in fiber and LTE, transforming the IT in our operating business. In 2014, we made progress in the transformation process of Telefónica, simplifying the Company and building the bases for a new organization, simplifying operations, making provisions for a leaner staffing at a number of group operators and making key changes to our structure.

We believe that both the completion of the consolidation of our operations in Germany and the acquisition of GVT in Brazil (which is still pending approval by the regulator), which entail structural changes to the Company’s positioning in two of its largest markets, points to, and strengthens, our capacity for future growth.

The pace of addition of high-value customers was stepped up in 2014, with more than 21 million new smartphones, 1.5 million new Pay TV accesses and 927 new fiber accesses. We believe these figures indicate a growing generalization of usage-intensive data and content services.

Intense commercial activity in the area of high-value services was attributable mainly to greater investment, which allowed us to double the size of our FTTH network to 14.7 million premises passed, securing LTE coverage of 41% of the outdoor population in the regions where we operate, thereby increasing the number of LTE base stations to more than 20 thousand in 2014 (2.2X compared to 2013).

Telefónica Spain showed a change in trend due to the in-depth transformation process rolled out by the company to steady the pace of the year-on-year fall in revenue, with the assistance of intense commercial activity, especially in terms of fiber and Pay TV. “Movistar Fusión” continued to grow steadily mainly as a result of the offering of the new bundled portfolio including TV in almost all our portfolio with a competitive price from 60 euros/month, which continued to attract customers to value-added offers.

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Telefónica United Kingdom continued to work on the deployment of its LTE network, reaching 58% outdoor coverage at year-end, keeping the focus on offering a positive network experience and an exclusive content proposition to 4G customers. The operator is still migrating its high-value customers to LTE, with a view to boosting the network experience and customer satisfaction. Telefónica United Kingdom continues to deliver a good commercial performance with its “Refresh” offer, helping improve the market distribution dynamics towards more efficient channels.

On August 29, 2014 the Company was given the green light from the European Commission to purchase the E-Plus Group, and the transaction was completed on October 1, 2014. The E-Plus Group has been part of Telefónica Deutschland since that date. The new company is intent on becoming Germany’s leading digital telecommunications company, and aims to secure synergies of more than 5 billion euros of present value, mainly produced by the network, customer service, overheads and new opportunities for generating income.

Telefónica Germany continued to perform well in 2014, mainly in the mobile contract segment, thanks to a strategy focusing on data monetization. This performance was achieved against a more competitive backdrop with growing demand for LTE offers and terminals. Year-on-year revenue stabilized, and mobile revenue rose again year-on-year.

As part of the transformation process, embarked by the Group, a significant provision was recorded for E-Plus in connection with the planned downsizing of its staffing, which aims to lay the foundations for future growth.

In Brazil, we consolidated the leadership in the higher-value mobile segments, maintaining our dominance of the market. The Company was awarded one of the three blocks of radioelectric spectrum for LTE auctioned in the 700 MHz band (2x10 MHz) on September 30, 2014, for the minimum reserve price of the block (approximately 619 million euros). This gave Telefónica Brazil the spectrum it needed to expand the 4G services in the medium and long term, and accelerate adoption of data (in 2014, data revenue accounted for 38.6% of the total).

In the fixed business, fiber deployment was key, with 14.7 million premises passed by December 2014, and the number of connected homes gradually rose to 1.8 million.

On September 19, 2014 the Company entered into an agreement with Vivendi to purchase GVT, with a view to creating an integrated operator with national coverage focused on higher-value customers to give a major boost to the Company’s market positioning. The purchase is pending approval by the regulator.

Strong commercial activity by Telefónica Hispanoamérica, along with robust investment to improve service quality, continued to drive steady year-on-year growth of revenue and OIBDA, especially in Mexico, Colombia and Peru.

In summary, in the context of intense competition and regulatory pressure on pricing, Telefónica aims to continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client and staying ahead of trends in the new digital world.

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Events after the reporting period

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:

Financing

•	On January 9, 2015 Telefónica Europe, B.V. made an early repayment for 844 million US dollars (695 million euros) of its bilateral loan on supplies signed on August 28, 2012 and originally scheduled to mature on October 31, 2023. This loan was guaranteed by Telefónica, S.A.

•	On January 15, 2015, Telefónica Emisiones, S.A.U. redeemed 1,250 million US dollars (1,068 million euros) of its notes, issued on July 6, 2009. The notes were guaranteed by Telefónica, S.A.

•	On January 30, 2015, the 375 and 100 million euros loan facilities arranged between Telefónica Finanzas S.A.U. and the European Investment Bank (EIB) matured as scheduled. These loans were guaranteed by Telefónica, S.A.

•	On February 19, 2015, Telefónica, S.A. signed a 2,500 million euros syndicated credit facility maturing in 2020, with two twelve month extension options requiring mutual agreement of the parties (which could extend the maturity to as late as 2022). This agreement entered into effect on February 26, 2015 and allowed us to cancel in advance the syndicated loan facility of Telefónica Europe, B.V. dated on March 2, 2012 with two tranches of 756 million euros and 1,469 million pounds sterling originally scheduled to mature in 2017. On the same date, Telefónica S.A. signed an amendment to its 3,000 million euros syndicated credit facility arranged on February 18, 2014 maturing in 2019 in which the parties mutually agreed two twelve month extension options (which could extend the maturity to as late as 2021).

Exclusive negotiations with Hutchison Whampoa Group

Telefónica and Hutchison Whampoa Group agreed to enter into exclusive negotiations for the potential acquisition by the latter of Telefónica’s subsidiary in the UK (O2 UK) for an indicative price in cash (firm value) of £10.25bn (approximately €13.5bn); composed of (i) an initial amount of £9.25bn (approximately €12.2bn) which would be paid at closing and (ii) an additional deferred payment of £1.0bn (approximately €1.3bn) to be paid once the cumulative cash flow of the combined company in the UK has reached an agreed threshold.

The exclusivity period will last several weeks, allowing Telefónica and Hutchison Whampoa Group to negotiate definitive agreements, while Hutchison Whampoa Group completes its due diligence over Telefónica’s subsidiary in the UK (O2 UK).

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Annual Corporate Governance Report for Listed Companies

A.	Ownership structure

A.1.	Complete the following table on the company’s share capital:

Date of last modification	Share capital (€)	Number of shares	Number of voting rights
2014-12-09	4,657,204,330.00	4,657,204,330	4,657,204,330

Indicate whether different types of shares exist with different associated rights:

No

A.2.	List the direct and indirect holders of significant ownership interests in your organization at year-end, excluding directors:

Name or corporate name of shareholder	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	291,194,876	13,132	6.25%
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	0	244,647,885	5.25%
Blackrock, Inc.	0	177,257,649	3.81%

Name or corporate name of indirect holder	Through: Name or corporate name of the direct holder	Number of voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	13,132
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Caixabank, S.A.	244,604,533
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Vidacaixa, S.A. Seguros y Reaseguros	43,352
Blackrock, Inc	Blackrock Investment Management (UK)	177,257,649

Indicate the most significant movements in the shareholder structure during the year:

Name or corporate name of shareholder	Date of transaction	Description of transaction
—	—	—

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A.3.	Complete the following tables on company directors holding voting rights through company shares:

Name or corporate name director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. César Alierta Izuel	4,545,928	0	0.10%
Mr. Isidro Fainé Casas	523,414	0	0.01%
Mr. José María Abril Pérez	97,288	111,481	0.00%
Mr. Julio Linares López	430,923	1,941	0.01%
Mr. José María Álvarez-Pallete López	335,260	0	0.01%
Mr. José Fernando de Almansa Moreno-Barreda	19,562	0	0.00%
Ms. Eva Castillo Sanz	99,863	0	0.00%
Mr. Carlos Colomer Casellas	49,360	63,190	0.00%
Mr. Peter Erskine	73,111	0	0.00%
Mr. Santiago Fernández Valbuena	111,210	0	0.00%
Mr. Alfonso Ferrari Herrero	603,105	20,057	0.01%
Mr. Luiz Fernando Furlán	35,031	0	0.00%
Mr. Gonzalo Hinojosa Fernández de Angulo	47,725	197,474	0.01%
Mr. Pablo Isla Álvarez de Tejera	9,067	0	0.00%
Mr. Antonio Massanell Lavilla	2,413	0	0.00%
Mr. Ignacio Moreno Martínez	13,076	0	0.00%
Mr. Francisco Javier de Paz Mancho	57,024	0	0.00%

Name or company name of indirect shareholder	Through: Name or company name of direct shareholder	Number of voting rights
Mr. José María Abril Pérez	Other shareholders of the company	111,481
Mr. Julio Linares López	Other shareholders of the company	1,941
Mr. Carlos Colomer Casellas	Other shareholders of the company	63,190
Mr. Alfonso Ferrari Herrero	Other shareholders of the company	20,057
Mr. Gonzalo Hinojosa Fernández de Angulo	Other shareholders of the company	197,474

% of total voting rights held by the Board of Directors
		0,16%

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Complete the following tables on share options held by directors:

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	Equivalent number of shares	% total voting rights
Mr. César Alierta Izuel	972,417	0	1,519,401	0.02%
Mr. Julio Linares López	13,878	0	21,686	0.00%
Mr. José María Álvarez-Pallete López	572,131	0	893,955	0.01%
Mr. Santiago Fernández Valbuena	1,311,223	0	1,486,287	0.03%

A.4.	Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are insignificant or arise from ordinary trading or exchange activities:

Name or company name of related party	Type of relationship	Brief description
—	—	—

A.5.	Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are insignificant or arise from ordinary trading or exchange activities:

Name or company name of related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of its Group Companies), with Telefónica, S.A. and with Caixabank, S.A., in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Fundación Bancaria Caixa d’ Estalvis i Pensions de Barcelona, “la Caixa”	Corporate	Joint shareholding of Caixabank, S.A. with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or any of its Group Companies), in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C., Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Fundación Bancaria Caixa d’ Estalvis i Pensions de Barcelona, “la Caixa”	Corporate	Joint shareholding of Finconsum, Establecimiento Financiero de Crédito, S.A.U. (subsidiary of CaixaBank, S.A.) with Telefónica, S.A., in Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.

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Fundación Bancaria Caixa d’ Estalvis i Pensions de Barcelona, “la Caixa”	Corporate	Joint shareholding of Caixa Card 1 Establecimiento Financiero de Crédito, S.A.U. with Telefónica Digital España, S.L., and with Banco Santander, S.A., in Yaap Digital Services, S.L.

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A.6.	Indicate whether any shareholders’ agreements have been notified to the company pursuant to Articles 530 and 531 of the Corporate Enterprises Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish). Provide a brief description and list the shareholders bound by the agreement, as applicable:

Yes

Shareholders bound by agreement
Telefónica, S.A.
China Unicom (Hong Kong) Limited

% of share capital affected
1.38%

Brief description of the agreement:

See Section H “Other Information of Interest”, Note 3 to Section A.6.

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable:

No

Shareholders involved in concerted action	% of share capital affected	Brief description of the concerted action
—	—	—

Expressly indicate any amendments to or termination of such agreements or concerted actions during the year:

—

A.7.	Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with Article 4 of the Spanish Securities’ Market Act (Ley del Mercado de Valores). If so, identify:

No

Name or corporate name
—

Remarks
—

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A.8.	Complete the following tables on the company’s treasury shares:

At year end:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
128,227,971	0	2.75%

(*) Through:

Name or corporate name of direct shareholder	Number of shares held directly
—	—

Total

Give details of any significant changes during the year, in accordance with Royal Decree 1362/2007:

Date of notification	Total number of direct shares acquired	Total number of indirect shares acquired	% of total share capital
2014/01/29	47,122,215	0	1.04%
2014/07/01	46,011,480	0	1.01%

A.9.	Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting authorizing the Board of Directors to repurchase or transfer the treasury shares:

At Telefónica’s Ordinary General Shareholders’ Meeting held on May 30, 2014, the shareholders resolved to renew the authorization granted at the General Shareholders’ Meeting of June 2, 2010, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:

“A) To authorize, pursuant to the provisions of Section 144 et seq., of the Spanish Companies Act (Ley de Sociedades de Capital), the derivative acquisition by Telefónica, S.A. -either directly or through any of the subsidiaries- at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.

The minimum price or minimum value consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum value consideration shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and any of its subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the market on which the shares of Telefónica,S.A. are traded shall also be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of their option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

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B) To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

C) To deprive of effect, to the extent of the unused amount, the authorization granted under Item III on the Agenda by the shareholders at the Ordinary General Shareholders Meeting of the Company on June 2, 2010”.

A.10.	Indicate, as applicable, any restrictions on the transfer of securities and/or any restrictions on voting rights. In particular, indicate any type of restrictions that could impose obstacles to the takeover of the company by means of share purchases on the market:

Yes

Description of the restrictions
See Section H “Other Information of Interest”, Note 4 to Section A.10

A.11.	Indicate whether the General Shareholders’ Meeting has agreed to take neutralization measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.

No

If applicable, explain the measures adopted and the terms under which these restrictions may be lifted:

—

A.12.	Indicate whether the company has issued securities not traded in a regulated market of the European Union.

Yes

If so, identify the various classes of shares and, for each class of shares, the rights and obligations they confer.

The shares of Telefónica, S.A. are traded on the Spanish Continuous Markets, as well as on the markets of New York, London, Lima and Buenos Aires, and all shares have the same characteristics, rights and obligations.

On the stock markets of New York and Lima, Telefónica, S.A.’s shares are traded via American Depositary Shares (ADSs), representing each ADS one share in the Company.

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B.	General Shareholders’ Meeting

B.1.	Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company’s By-laws. Describe how it differs from the system of minimum quorums established in the Corporate Enterprises Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish).

No

B.2.	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework established in the LSC:

No

Describe how they differ from the rules established in the LSC.

—

B.3.	Indicate the rules governing amendments to the company’s By-laws. In particular, indicate the majorities required to amend the By-laws and, if applicable, the rules for protecting shareholders’ rights when changing the By-laws.

The Articles of Association and the Rules of Procedure of the Telefónica General Meeting of Shareholders award to the General Meeting of Shareholders the power to amend the Articles of Association (articles 15 and 5, respectively), referring otherwise to the applicable legal provisions.

The procedure to amend the Articles of Association is set down in articles 285 and thereafter in the Corporate Enterprises Act, and requires approval by the General Meeting of Shareholders with the majorities foreseen in articles 194 and 201 of the aforementioned Act. In particular, if the General Meeting is held to deliberate amendments to the Articles of Association, including capital increases and decreases, eliminating or limiting the right to first refusal to buy shares, and the transformation, merger, spin-off and global conveyance of assets and liabilities and transferring the registered office abroad, shall be necessary, at the first call, these decisions require the attendance of shareholders or representatives of shareholders representing at least fifty percent of the subscribed capital with voting rights. If there is not a sufficient quorum, a General Meeting will be held where the attendance of at least twenty five percent of the subscribed stock capital with voting rights. Where the shareholders in attendance represent less than fifty percent of the subscribed capital with voting rights, the decisions referred to in the paragraph above may only be validly adopted with the vote in favour of at least two thirds of the capital presented or represented at the Meeting.

Pursuant to the provisions of article 286 of the Corporate Enterprises Act, in the event the Articles of Association are amended, the Directors or, where applicable, the partners tabling the proposal must write the full text of their proposal amendment, and a written report to justify the change, which must be made available to the shareholders for the General Meeting called to deliberate on said amendment.

Furthermore, and pursuant to article 287 of the Corporate Enterprises Act, the announcement of a meeting of the General Assembly should explicitly state with due clarity the points to be amended, and mention the right of all partners to examine the full text of the proposal amendment and the report at the company’s headquarters, and to request the delivery or sending of said documents free of charge.

Article 291 of the Corporate Enterprises Act set out that where changes to the Articles of Association involve new obligations for the partners the affected parties must give their consent to the decision. Equally, if the amendment directly or indirectly affects a class of shareholders, or part thereof, the provisions of article 293 of the aforementioned Act must be applied.

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The voting procedure on proposals is governed by article 197 bis of the Corporate Enterprises Act and by Telefónica’s internal regulations (in particular, article 23 of the Rules of Procedure of the General Assembly). These states, i.a., that in case of amending the Articles of Association, each substantially independent article of group of articles shall be voted on separately.

B.4.	Indicate the attendance figures for the General Shareholders’ Meetings held during the year:

	Attendance data
Date of general meeting			% remote voting
	% attending in person	% by proxy	Electronic means	Other	Total
2013/05/31	6.53%	47.35%	0.01%	0.59%	54.48%
2014/05/30	5.66%	48.65%	0.01%	0.48%	54.80%

B.5.	Indicate whether the bylaws impose any minimum requirement on the number of shares required to attend the General Shareholders’ Meetings:

Yes

Number of shares required to attend the General Shareholders’ Meetings
300

B.6.	Indicate whether decisions involving a fundamental corporate change (“subsidiarization”, acquisitions/disposals of key operating assets, operations that effectively entail the company’s liquidation…) must be submitted to the General Shareholders’ Meeting for approval or ratification even when not expressly required under company law.

Yes

—

B.7.	Indicate the address and mode of accessing corporate governance content on your company’s website as well as other information on General Meetings which must be made available to shareholders on the website.

Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfills both the technical requirements for access to the Company’s website and the requirements on the content thereof (including information on the General Shareholders’ Meetings) through direct access from the homepage of Telefónica, S.A. (www.telefónica.com) in the section “Shareholders and Investors” (http://www.telefonica.com/en/shareholders-investors/jsp/home/home.jsp), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Telefónica website, except for certain specific documents, is available in two languages: spanish and english.

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C.	Company management structure

C.1.	Board of Directors

C.1.1.	List the maximum and minimum number of directors included in the bylaws:

Maximum number of directors	20
Minimum number of directors	5

C.1.2.	Complete the following table with board members’ details:

Name or corporate name of director	Representative	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. César Alierta Izuel	—	Chairman	1997/01/29	2012/05/14	Resolution approved at General Shareholders’ Meeting
Mr. Julio Linares López	—	Vice Chairman	2005/12/21	2011/05/18	Resolution approved at General Shareholders’ Meeting
Mr. José María Abril Pérez	—	Vice Chairman	2007/07/25	2013/05/31	Resolution approved at General Shareholders’ Meeting
Mr. Isidro Fainé Casas	—	Vice Chairman	1994/01/26	2011/05/18	Resolution approved at General Shareholders’ Meeting
Mr. José María Álvarez-Pallete López	—	Chief Operating Officer	2006/07/26	2012/05/14	Resolution approved at General Shareholders’ Meeting
Mr. Peter Erskine	—	Director	2006/01/25	2011/05/18	Resolution approved at General Shareholders’ Meeting
Ms. Eva Castillo Sanz		Director	2008/01/23	2013/05/31	Resolution approved at General Shareholders’ Meeting
Mr. Luiz Fernando Furlán	—	Director	2008/01/23	2013/05/31	Resolution approved at General Shareholders’ Meeting
Mr. Chang Xiaobing	—	Director	2011/05/18	2011/05/18	Resolution approved at General Shareholders’ Meeting
Mr. José Fernando de Almansa Moreno-Barreda	—	Director	2003/02/26	2013/05/31	Resolution approved at General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Director	2002/04/12	2012/05/14	Resolution approved at General Shareholders’ Meeting
Mr. Carlos Colomer Casellas	—	Director	2001/03/28	2011/05/18	Resolution approved at General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Director	1995/04/21	2011/05/18	Resolution approved at General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Director	2002/04/12	2012/05/14	Resolution approved at General Shareholders’ Meeting
Mr. Ignacio Moreno Martínez	—	Director	2011/12/14	2012/05/14	Resolution approved at General Shareholders’ Meeting
Mr. Santiago Fernández Valbuena	—	Director	2012/09/17	2013/05/31	Resolution approved at General Shareholders’ Meeting
Mr. Alfonso Ferrari Herrero	—	Director	2001/03/28	2011/05/18	Resolution approved at General Shareholders’ Meeting

*	continue with this information

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* on the previous page.

Mr. Francisco Javier de Paz Mancho	Director	2007/12/19	2013/05/31	Resolution approved at General Shareholders’ Meeting

Total number of directors
18

Indicate any board members who left during this period:

—

C.1.3.	Complete the following tables on board members and their respective categories:

EXECUTIVE DIRECTORS

Name or corporate name of director	Committee proposing appointment	Post held in the company
Mr. César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman
Mr. José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer (C.O.O.)
Mr. Santiago Fernández Valbuena	Nominating, Compensation and Corporate Governance Committee	Chief Strategy Officer

Total number of executive directors		3
% of the board		16.67%

EXTERNAL PROPRIETARY DIRECTORS

Name or Corporate Name Director	Committe proposing appointment	Name or corporate name of significant shareholder represented or proposing appointment
Mr. José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Ignacio Moreno Martínez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Chang Xiaobing	Nominating, Compensation and Corporate Governance Committee	China Unicom (Hong Kong) Limited

Total number of proprietary directors		5
% of the board		27.78%

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INDEPENDENT EXTERNAL DIRECTORS

Name or Corporate name of Director	Profile
Mr. Alfonso Ferrari Herrero	Industrial Engineer. He was formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State- owned company MERCASA.
Mr. José Fernando de Almansa Moreno-Barreda	Law Graduate. Joined the diplomatic corps in 1974 and was appointed by His Majesty the King Juan Carlos I as Chief of the Royal Household in 1993, with the rank of Minister, and is currently Personal Adviser to His Majesty the King Juan Carlos I.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. He was formerly Chairman and CEO of Cortefiel Group
Mr. Carlos Colomer Casellas	Graduate in Economics. He was Chairman of the Colomer Group until 2013
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). Chairman and CEO of Inditex, S.A.
Mr. Peter Erskine	Psychology Graduate. He was General manager of Telefónica Europe until 2007. Currently Chairman of Ladbrokes, Plc.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specializing in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.

Total number of independent directors	8

% of the board	44.44%

List any independent directors who receive from the company or group any amount or payment other than standard director remuneration or who maintain or have maintained during the period in question a business relationship with the company or any group company, either in their own name or as a significant shareholder, director or senior manager of an entity which maintains or has maintained the said relationship.

Yes

If applicable, include a statement from the board detailing the reasons why the said director may carry on their duties as an independent director.

Name or corporate name Director	Description relationship	Reasons
Mr. Carlos Colomer Casellas	Mr. Carlos Colomer Casellas is an independent Director of Abertis Infraestructuras, S.A., parent company of Abertis Group, which has made certain transactions with Telefónica Group (transmission and leasing of mobile phone towers). Described in detail in section H “Other Information of Interest “(Note 16 paragraph D.5)	According to the assessment made attending the nature ,the transactions are not liable , by its object and specialty, to generate any ability to influence by one party over the other; attending to the amount, from the point of view of Telefónica and Abertis inmaterial;- and attending to the fact that Mr. Colomer Casellas is an Independent Director in Abertis Infraestructuras, S.A., the Board of Directors of Telefónica, S.A. considers that those transactions constitute a not suitable transaction in order to condition in any way the independence of Mr. Colomer Casellas.

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Other External Directors

Name or corporate name of director	Committee notifying or proposing appointment
Mr. Julio Linares López	Nominating, Compensation and Corporate Governance Committee
Ms. Eva Castillo Sanz	Nominating, Compensation and Corporate Governance Committee
Total number of Other External Directors	2
% of the board	11.11%

List the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders.

Name or corporate name Director	Reasons
Mr. Julio Linares López	On September 17, 2012, Mr. Julio Linares López resigned from his post as Chief Operaring Officer (C.O.O.) of Telefónica, S.A. and his managerial post in the Telefónica Group and therefore went from being an Executive Director to being classified in the “Other External Directors” category.
Ms. Eva Castillo Sanz	On February 26, 2014, Ms. Eva Castillo Sanz resigned from her executive position as Chairwoman of Telefónica Europe, to being classified in the “Other External Directors” category.

List any changes in the category of each director which have occurred during the year.

Name or corporate name of director	Date of change	Previous classification	Current classification
Ms. Eva Castillo Sanz	2014/02/26	Executive Director	Other External Directors

C.1.4.	Complete the following table on the number of female directors over the past four years and their category:

	Number of female directors				% of total directors of each type
	Year 2014	Year 2013	Year 2012	Year 2011	Year 2014	Year 2013	Year 2012	Year 2011
Executive	0	1	1	0	0.00%	25.00%	25.00%	0.00%
Proprietary	0	0	0	0	0.00%	0,00%	0.00%	0.00%
Independent	0	0	0	1	0.00%	0,00%	0.00%	12.50%
Other External	1	0	0	0	50.00%	0,00%	0.00%	0.00%
Total:	1	1	1	1	5.56%	5.56%	5.56%	5.56%

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C.1.5.	Explain the measures, if applicable, which have been adopted to ensure that there is a sufficient number of female directors on the board to guarantee an even balance between men and women.

Explanation of Measures

The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. Eva Castillo Sanz as Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and having been re-elected for that position by the Ordinary General Shareholders’ Meeting held on May 31, 2013.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a recommendation from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as Vice General Counsel of the Board of Directors of Telefónica.

Article 10.3.of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the Board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

C.1.6.	Explain the measures taken, if applicable, by the Nomination Committee to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors, and whether the company makes a conscious effort to search for female candidates who have the required profile.

Explanation of measures

In accordance with Article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company.

When, despite the measures taken, there are few or no female directors, explain the reasons:

Explanation of reasons

All the measures and processes agreed and adopted by the Board of Directors and by the Nominating, Compensation and Corporate Governance Committee to ensure the number of females on the Board guarantees an even balance and to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors have been implemented and initiated by the Company. Nevertheless, in the year 2014, there has been no circumstance to alter the current composition of the Board.

C.1.7.	Explain how shareholders with significant holdings are represented on the board.

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Financial Statements

As stated in Section C.1.3 of this Annual Corporate Governance Report, at December 31, 2014, the group of External Directors of Telefónica, S.A. was composed of 15 members (of a total of 18 Board members), of whom 5 are Proprietary Directors, 8 are Independent Directors and 2 falls under the “Other External Directors” category.

Of the five Proprietary Directors, two act in representation of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona “la Caixa”, which holds 5.25% of the capital of Telefónica, S.A., two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.25% of the capital, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds a 1.38% stake.

C.1.8.	Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 5% of the share capital:

Name or corporate name of shareholder	Reasons
China Unicom (Hong Kong) Limited

As explained in Section H “Other Information of Interest”, Note 3 to Section A.6 of this report, on January 23, 2011, expanding on their existing strategic alliance, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s By-laws.

The General Shareholders’ Meeting held on May 18, 2011 approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors in accordance with the addendum to the Strategic Partnership Agreement signed in January 2011. This commitment to China Unicom is a consequence of the Strategic Partnership, which is intended to strengthen Telefónica’s position in the global communications market.

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained:

No

C.1.9.	Indicate whether any director has resigned from office before their term of office has expired, whether that director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director:

No

Name of director	Reasons for resignation
—	—

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C.1.10.	Indicate what powers, if any, have been delegated to the Chief Executive Officer:

Name or corporate name of director	Brief description
Mr. César Alierta Izuel – Executive Chairman (Chief Executive Officer)

The Chairman of the Company, as the Executive Chairman, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Corporate By-laws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate.

Article 5.4 specifically stipulates that the Board of Directors reserves the power to: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as determine the remuneration of Directors and Senior Executives; and (iv) decide on strategic investments.

Mr. José María Álvarez-Pallete López (Chief Operating Officer)	The Chief Operating Officer (C.O.O) has been delegated those powers of the Board of Directors related to the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, under the Corporate By-laws or according to the Regulations of the Board of Directors.

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C.1.11.	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

Name or corporate name of Director	Corporate name of the group company	Post
Mr. Alfonso Ferrari Herrero	Telefónica del Perú, S.A.A.	Director
	Telefónica Chile, S.A.	Acting Director
Mr. Francisco Javier de Paz Mancho	Telefónica de Argentina, S.A.	Director
	Telefónica Brasil, S.A.	Director
	Telefónica Gestión de Servicios Compartidos, S.A.	Chairman
Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director
	Telefónica Brasil, S.A.	Director
Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Móviles México, S.A. de C.V.	Director
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director
Ms. Eva Castillo Sanz	Telefónica Deutschland Holding, A.G.	Chairwoman of the Supervisory Board
D. Santiago Fernández Valbuena	Colombia Telecomunicaciones, S.A. E.S.P.	Director
	Telefónica América, S.A.	Chairman
	Telefónica Brasil, S.A.	Vice Chariman
	Telefónica Capital, S.A.	Sole Director
	Telefónica Chile, S.A.	Acting Director
	Telefónica Internacional, S.A.U.	Chairman
	Telefónica Móviles México, S.A. de C.V.	Vice Chairman
	Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. (E. G. F. P.)	Chairman

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C.1.12.	List any company board members who sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company.

Name or corporate name Director	Name of listed company	Post
Mr. César Alierta Izuel	China Unicom (Hong Kong) Limited	Director
	International Consolidated Airlines Group, S.A. (“IAG”)	Director
Mr. Isidro Fainé Casas	Banco Portugués de Investimento, S.A. (BPI)	Director
	The Bank of East Asia	Director
	Abertis Infraestructuras, S.A.	First Vice Chairman
	Repsol, S.A.	First Vice Chairman
	Caixabank, S.A.	Chairman
	Suez Environnement Company	Director
Mr. Carlos Colomer Casellas	Abertis Infraestructuras, S.A.	Director
	Inversiones Mobiliarias Urquiola, S.A. SICAV	Chairman
	Ahorro Bursatil, S.A. SICAV	Chairman
Ms. Eva Castillo Sanz	Bankia, S.A.	Director
D. Pablo Isla Alvarez de Tejera	Inditex, S.A.	Chairman-CEO
D. Luiz Fernando Furlán	Brasil Foods, S.A. (BRF)	Director
	AGCO Corporation	Director
D. Ignacio Moreno Martínez	Secuoya, Grupo de Comunicación, S.A.	Director
D. Santiago Fernández Valbuena	Ferrovial, S.A.	Director
D. Peter Erskine	Ladbrokes, Plc	Chairman
D. Antonio Massanell Lavilla	Boursorama, S.A.	Director
	Caixabank, S.A.	Vice Chairman
	Banco Portugués de Investimento, S.A. (BPI)	Director
D. Chang Xiaobing	China United Network Communications Limited	Chairman
	China Unicom (Hong Kong) Limited	Chairman-CEO

C.1.13.	Indicate and, where appropriate, explain whether the company has established rules about the number of boards on which its directors may sit:No

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C.1.14.	Indicate the company’s general policies and strategies that are reserved for approval by the Board of Directors in plenary session:

Investment and financing policy	Yes
Design of the structure of the corporate group	Yes
Corporate governance policy	Yes
Corporate social responsibility policy	Yes
Strategic or business plans, management targets and annual budgets	Yes
Remuneration and evaluation of senior officers	Yes
Risk control and management, and the periodic monitoring of internal information and control systems	Yes
Dividend policy, as well as the policies and limits applying to treasury stock	Yes

C.1.15.	List the total remuneration paid to the Board of Directors in the year:

Board remuneration (thousands of euros)	25,528
Amount of total remuneration corresponding to accumulated pension rights (thousands of euros)	1,375

Total board remuneration (thousands of euros)	26,903

C.1.16.	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Position(s)
Mr. Ignacio Cuesta Martín-Gil	Director Internal Audit
Mr. Ramiro Sánchez de Lerín García-Ovies	General Counsel and Secretary of the Board of Directors
Mr. Ángel Vilá Boix	General Manager of Finance and Corporate Development
Mr. Guillermo Ansaldo Lutz	General manager of Global Resources
Mr. Eduardo Navarro de Carvalho	Chief Commercial Digital Officer (CCDO)

Total remuneration received by senior management (in thousands of euros)	26,766

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C.1.17.	List, if applicable, the identity of those directors who are likewise members of the boards of directors of companies that own significant holdings and/or group companies:

Name or corporate name of Director	Name or corporate name of significant shareholder	Post
Mr. Isidro Fainé Casas	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Chairman Criteria Caixaholding, S.A.
Chairman Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Chairman Caixabank, S.A.
Mr. Antonio Massanell Lavilla	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Director Boursorama, S.A.
Vice Chairman Caixabank, S.A.
Non Executive Chairman Cecabank, S.A.
Director Banco Portugués de Investimento, S.A. (BPI)
Director Sociedad de Gestión de Activos procedentes de la Restructuración Bancaria (SAREB)
Chairman Barcelona Digital Centre Tecnológic
Director Mediterranea Beach & Golf Community, S.A.
Mr. José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Acting Director Grupo Financiero BBVA Bancomer, S.A. de C.V.
Acting Director BBVA Bancomer, S.A.

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies:

Name or company name of director with relationship	Name or company name of significant shareholder with relationship	Description of relationship
Mr. Cesar Alierta Izuel	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Trustee of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly General Manager of Wholesale and Investment Banking.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Chairman’s Office.

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C.1.18.	Indicate whether any changes have been made to the board regulations during the year:

No

Description of amendments

—

C.1.19.	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.

Selection and appointment

Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting. The Board of Directors may, in accordance with the Corporate Enterprises Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.

In this regard, on certain occasions that it is essential due to vacancies after the Annual General Meeting, is appropriate in accordance with the provisions of the Corporate Enterprises Act, to the appointment by cooptation; submitting to ratification such appointment at the next General Meeting of Shareholders held.

Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favorable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee.

Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.

In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders’ Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.

Similarly the nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders’ Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.

Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognized caliber, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.

Re-election

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The Directors may be re-elected for one or more subsequent similar initial periods.

As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.

Evaluation

In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said Body.

In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal or dismissal

Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders’ Meeting in the exercise of the powers legally granted to them.

The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.

The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

C.1.20.	Indicate whether the board has evaluated its performance during the year:

Yes

Explain, if applicable, to what extent this evaluation has prompted significant changes in its internal organization and the procedures applicable to its activities:

Description of amendments

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Financial Statements

In a meeting on February 26, 2014 the Nominating, Compensation and Corporate Governance Committee revised and analyzed the results of Telefónica, S.A.’s evaluation of the performance in 2013 of the Board of Directors and its Committees and of the Company’s General Meeting, concluding that, on the whole, they were highly satisfied with the organization and activities of these governing bodies.

Furthermore, and as a result of this evaluation, certain improvement points were identified. In view of this and after an exhaustive examination and analysis of the results obtained, the Board followed the Nominating, Compensation and Corporate Governance Committee’s proposal and approved the suggested improvements described hereon in order to optimize the operation of the Company’s governing bodies:

i)	Continue to work towards ensuring the earliest possible submission of the documentation and information needed to examine and analyze in advance matters tabled for discussion at Board meetings, whenever possible

ii)	Oversee all necessary measures in order to ensure the General Shareholders’ Meetings of the Company are conducted normally.

iii)	Conduct a detailed review of the 2014 Action Plans review of each Board Committees, to avoid duplication in the subjects treated by them.

C.1.21.	Indicate the cases in which directors must resign.

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:

a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by Law.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardize its interests.

The conditions listed above under Recommendation C.1.19 “Removal” above must also be taken into consideration.

C.1.22.	Indicate whether the duties of chief executive officer fall upon the Chairman of the Board of Directors. If so, describe the measures taken to limit the risk of powers being concentrated in a single person:

Yes

Measures for limiting risk

•	The Company’s Articles of Association (article 32) and the Rules of Procedure of the Board of Directors (article 17) cover and regulate the role of the Lead Director, whose functions and tasks include the following:

a) To coordinate the work of External Directors appointed by the Company to defend the interests of all company shareholders and represent the concerns of said Directors.

b) To request the Chairman of the Board of Directors call a meeting of the Board when appropriate

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under Good Governance practices.

c) Consequently, to request the inclusion of certain matters on the Agenda of meetings of the Board of Directors.

d) To direct the Board of Directors when it evaluates the Chairman of the Board.

Mr. Alfonso Ferrari Herrero was appointed as Lead Director by the Board of Directors in its meeting of May 31, 2013.

•	At its meeting on the 17th of September 2012 the Company Board of Directors agreed to appoint Mr. José María Álvarez Pallete-López as Chief Operating Officer of Telefónica, S.A., reporting directly to the Chairman and with responsibilities for all of the Business Units in Telefónica Group. Between the 19th of December 2007 and the 17th of September 2012, the Chief Operating Officer of the Company was Mr. Julio Linares López.

•	Equally, pursuant to the provisions of article 28 of the Rules of Procedure of the Board of Directors, any Member of the Board can urge that a meeting of the Board of Directors be called when he deems necessary, or request the inclusion on the Agenda of any matters he considers pertinent.

•	Otherwise, as per the Rules of Procedure of the Board of Directors, the Chairman must at all times act in accordance with the guidelines set by the General Meeting of Shareholders and the Board of Directors.

•	In the same manner, all decisions of particular importance to the Company are submitted for prior approval to the Board of Directors or the Executive Committee, depending on the case in question.

•	It also states that the Board of Directors has exclusive competence over certain matters, such as: general policy and strategies; evaluation of the Board, its Committees and its Chairman, appointment of Senior Managers; remuneration of Board Members and Senior Managers; and strategic investments, without prejudice to the powers of the General Meeting of Shareholders under the law, Bylaws and Regulations of the General Meeting.

•	Additionally, reports and proposals from certain Committees of the Board of Directors are required to take some decisions.

•	Finally, it is important to highlight that the Chairman does not have a casting vote on the Board of Directors.

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Indicate, and if necessary, explain whether rules have been established that enable any of the independent directors to convene board meetings or include new items on the agenda, to coordinate and voice the concerns of external directors and oversee the evaluation by the Board of Directors.

Yes

Explanation of rules

Subsequent to the Ordinary General Shareholders’ Meeting on May 31, 2013, the Company’s By-laws (Article 32) and, since June 2013, the Regulations of the Board of Directors (Article 17), set forth and regulate the position of Lead Director (Consejero Independiente Coordinador), the duties and tasks of which include:

a) Coordinating the work of the External Directors appointed by the Company, in defense of the interests of all shareholders of the Company, and hearing the concerns of such directors.

b) Requesting the Chairman of the Board of Directors call a meeting of the Board of Directors when appropriate in accordance with good governance rules.

c) In said instances, requesting the inclusion of certain items on the agenda for meetings of the Board of Directors.

d) Directing the evaluation by the Board of Directors of its Chairman.

In its meeting of May 31, 2013, the Board also appointed the Chairman of the Nominating, Compensation and Corporate Governance Committee, Mr. Alfonso Ferrari Herrero, as Lead Director.

C.1.23.	Are qualified majorities, other than legal majorities, required for any type of decisions?:

No

If applicable, describe the differences.

Description of differences

—

C.1.24.	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman.

Yes

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Description of requirements

In order for a Director to be appointed Chairman, said Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

C.1.25.	Indicate whether the Chairman has the casting vote:

No

C.1.26.	Indicate whether the bylaws or the regulations of the Board of Directors set any age limit for directors:

No

C.1.27.	Indicate whether the bylaws or the regulations of the Board of Directors set a limited term of office for independent directors:

No

C.1.28.	Indicate whether the bylaws or board regulations stipulate specific rules on appointing a proxy to the board, the procedures thereof and, in particular, the maximum number of proxy appointments a director may hold. Also indicate whether only one director of the same category may be appointed as a proxy. If so, give brief details.

In accordance with Article 19 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

Article 34.4 of the By-laws also establishes that all Directors who are absent may grant a proxy in writing to another Director who is in attendance, with the right to speak and to vote, at the meeting or session to which the proxy refers. The Director granting the proxy shall endeavor, to the extent possible, to include voting instructions in the proxy document.

Moreover, the Article 529 quater of the Corporate Enterprises Act states that the Non-Executive Directors may only delegate their representation to another Non-Executive Director.

C.1.29.	Indicate the number of board meetings held during the year and how many times the board has met without the Chairman’s attendance. Attendance will also include proxies appointed with specific instructions.

Number of board meetings	14
Number of Board meetings held without the Chairman’s attendance	0

Indicate the number of meetings of the various board committees held during the year:

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Number of meetings of the Executive or Delegated Committee	18
Number of meetings of the Audit and Compliance Committee	11
Number of meetings of the Nominating, Compensation and Corporate Governance Committee	11
Number of meetings of the Regulation Committee	5
Number of meetings of the Service Quality and Customer Service Committee	2
Number of meetings of the Institutional Affairs Committee	6
Number of meetings of the Strategy Committee	5
Number of meetings of the Innovation Committee	5

C.1.30.	Indicate the number of board meetings held during the year with all members in attendance. Attendance will also include proxies appointed with specific instructions:

Directors’ attendance	11
% of attendances of the total votes cast during the year	98.81%

C.1.31.	Indicate whether the consolidated and individual financial statements submitted for authorization by the board are certified previously.

No

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their authorization for issue by the board.

Name	Position
—	—

C.1.32.	Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being laid before the General Shareholders’ Meeting with a qualified Audit Report:

Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company’s financial information, controlling and coordinating the various players that participate in this process.

To achieve this objective, the Audit and Control Committee’s work addresses the following basic issues:

1)	Supervising the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the preparation and completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

2)	Monitoring the effectiveness of the Company’s internal control and risk management systems, and to discuss with the auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy.

3)	Establishing and maintaining appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor’s independence, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as

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well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing regulations.

4)	Issuing on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

5)	Supervising internal audit, in particular:

a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, holding eleven (11) meetings in 2014.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally and when requested by the Committee, other members of the management of the Company and its subsidiaries have attended Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the finance, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.

The above notwithstanding, Article 40 of the Regulations of the Board of Directors establishes that the Board of Directors shall endeavor to prepare the final financial statements in a manner that will give no for the Auditor to qualify its opinion. However, whenever the Board considers that it should maintain its standards, it shall publicly explain the contents and scope of the discrepancies.

C.1.33.	Is the Secretary of the board also a director?

No

C.1.34.	Explain the procedures for appointing and removing the Secretary of the board, indicating whether their appointment and removal have been notified by the Nomination Committee and approved by the board in plenary session.

Appointment and removal procedure

In accordance with Article 15 of the Regulations of the Board of Directors, the Board of Directors, upon the proposal of the Chairman, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall appoint a Secretary to the Board, and shall follow the same procedure for approving his/her removal.

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Does the Nomination Committee propose appointments?	Yes
Does the Nomination Committee advise on dismissals?	Yes
Do appointments have to be approved by the board in plenary session?	Yes
Do dismissals have to be approved by the board in plenary session?	Yes

Is the Secretary of the board entrusted in particular with the function of overseeing corporate governance recommendations?

Yes

Remarks

The Secretary to the Board shall, at all times, attend to the formal and substantive legality of the Board’s actions, and the conformance thereof to the Corporate By-laws, the Regulations for the General Shareholders’ Meeting and of the Board, and ensure that these actions are in line with the corporate governance recommendations assumed by the Company at any given time (Article 15 of the Regulations of the Board).

C.1.35.	Indicate and explain, where applicable, the mechanisms implemented by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

With regards to the independence of the External Auditor of the Company, Article 40 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.

The Audit and Control Committee has a fundamental responsibility, as specified in Article 22 of the Regulations of the Board, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor’s independence, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

The Committee must also issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the External Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

In addition, in accordance with Article 22 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor as well as, if necessary, the appropriate terms for the hiring thereof, the scope of its professional engagement and the revocation or non-renewal of its appointment.

Likewise, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company’s management team when this is deemed necessary. To this effect, and in keeping with US legislation on this matter, the External Auditor must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditor and the Company’s management team.

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Financial Statements

In accordance with internal company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company’s External Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Auditing Act (Ley de Auditoría de Cuentas) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be performed, evaluating any situations that may jeopardize the External Auditor’s independence, and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the External Auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

C.1.36.	Indicate whether the company has changed its external audit firm during the year. If so, identify the incoming audit firm and the outgoing auditor:

No

Explain any disagreements with the outgoing auditor and the reasons for the same:

No

C.1.37.	Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees paid for such work and the percentage they represent of the fees invoiced to the company and/or its group.

No

C.1.38.	Indicate whether the audit report on the previous year’s financial statements is qualified of includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No

C.1.39.	Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited:

	Company	Group
Number of consecutive years	10	10

	Company	Group
Number of years audited by current audit firm/Number of years the company’s financial statements have been audited (%)	31.30%	41.70%

C.1.40.	Indicate and give details of any procedures through which directors may receive external advice:

Yes

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Financial Statements

Procedures

Article 27 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their duties.

The decision to retain such services must be communicated to the Chairman of the Board of Directors and shall be formalized through the Secretary to the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

C.1.41.	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:

Yes

Procedures

The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from in absolutely exceptional cases.

In this regard, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.

Also, and in accordance with Recommendation 18 of the Unified Good Governance Code (2013 revised version), at the beginning of the year the Board and its Committees prepare an Action Plan detailing the activities to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their competencies.

Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channeled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

C.1.42.	Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization’s name or reputation, tendering their resignation as the case may be:

Yes

Details of rules

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Financial Statements

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.

Likewise, Article 31.h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

C.1.43.	Indicate whether any director has notified the company that they have been indicted or tried for any of the offences stated in Article 213 of the LSC.

No

Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office or, if applicable, detail the actions taken or to be taken by the board.

No

Decision/action taken	Justified explanation
—	—

C.1.44.	List the significant agreements entered into by the company which come into force, are amended or terminate in the event of a change of control of the company due to a takeover bid, and their effects.

1.- On April 29, 2013, Telefónica, S.A. and TLK Investment, CV (a company forming part of the Guatemalan business group Corporación Multi-Inversiones) (“CMI”) signed an agreement to establish a joint venture between Telefónica and CMI, Telefónica Centroamérica Inversiones, S.L.U. (“TCI”). Telefónica contributed its assets in Central America (excluding assets in Costa Rica) and CMI made a monetary contribution of 500,000,000 US dollars. As a result of these contributions, Telefónica holds 60% and CMI 40% of TCI’s share capital. This arrangement was completed on August 2, 2013.

Telefónica and CMI also entered into a Shareholders’ Pact in TCI, which includes a change of control clause stipulating that if there was a change of control of CMI or Telefónica, the other party would be fully entitled to: (i) exercise the right to acquire (call option) the entire stake held in TCI by the shareholder over which control has changed at the date control changed; or (ii) exercise the right to sell (put option) the entire stake the former held in TCI to the latter. In both cases, the purchase price of the stake shall be TCI’s market value calculated by an independent expert.

For the purposes of the Shareholders’ Pact, a change of control shall be: (i) in the case of CMI, when the last natural person or corporate body controlling CMI ceases to do so; and (ii) for Telefónica, when a natural person or corporate body not controlling Telefónica assumes control. In both instances, “control” shall be as specified in the International Financing Reporting Standards (IFRS).

2.- On February 18, 2014, Telefónica, SA, as borrower, and a group of credit institutions as lenders, with The Royal Bank of Scotland PLC as bank agent, signed a syndicated loan agreement in an aggregate amount up to three thousand (3,000) million euros (the “Facility Agreement”).

As provided in the Facility Agreement, in the event of a change of control in Telefónica, S.A., the lenders entitities may, under certain circumstances, require the early cancellation of the Facility Agreement.

To determine whether there has been a change of control for these purposes, the Facility Agreement serves the usual criteria of such agreements, such as obtaining control of the majority of the voting rights, on the

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appointment of the majority of the members of the board, or on the financial and operating policies of the company.

C.1.45.	Identify, in aggregate form and provide detailed information on agreements between the company and its officers, executives and employees that provide indemnities for the event of resignation, unfair dismissal or termination as a result of a takeover bid or other.

Number of beneficiaries	48
Type of beneficiary

Executive Directors, Senior Executive Officers and other Employees
Description of the resolution

With regard to Executive Directors and the conditions for termination of their contracts, since 2006, in line with typical market practices, the Company policy applicable to Executive Directors provides for compensation equivalent to two years’ worth of remuneration, calculated based on the last fixed payment and the arithmetical average of the total for the last two annual variable payments, in the event their contract is terminated for reasons attributable to the Company or objective circumstances, such as a change in control of the Company. Otherwise, if the contract is terminated because of a failure attributable to the Executive Director, he is entitled to no compensation whatsoever.

Therefore, the contracts executed since 2006 have followed the criteria stated above regarding the compensation rules.

In the case of contracts signed before 2006, the compensation due to Executive Directors, pursuant to their contracts, does not follow the policy outlined above, but rather is based on the Director’s personal and professional circumstances and when he signed the contract. In these cases, the financial compensation agreed to for contract termination, where applicable, may be up to a maximum of four times annual remuneration depending on the time the Director has been with the Company. Each annual payment includes the last fixed payment and the arithmetical average of the sum of the two last variable annual payments under the contract.

Requiring the Executive Chairman, as of the date of issuance of this Report, the Chairman has no golden parachute provision.

As regards the Company’s Senior Management (excluding Executive Directors), their contracts recognise an entitlement to financial compensation, as indicated below, in the event they are terminated for a reason attributable to the Company and, in certain cases, for objective circumstances such as a change in control of the Company. Otherwise, if the contract is terminated because of a failure attributable to the Senior Manager, he is entitled to no compensation whatsoever. However, it should be noted that, in certain cases, the compensation to which the Senior Manager is entitled, depending on his contract, is not governed by these general rules but instead by his personal and professional circumstances and when he signed his contract. The financial compensation agreed for termination of the contract, where applicable, consists of a maximum of three annual payments plus one more depending on length of service with the Company. The annual payment includes the last fixed payment and the arithmetical average of the sum of the last two variable annual payments under the contract.

Employment contracts that link employees to the Company under a standard employment relationship do not contain a compensation clause for termination of the contract. As such, the employee is entitled, where applicable, to the compensation established under employment legislation. Notwithstanding the above, certain Company employees, depending on their level and length of service, their personal and professional circumstances and when they signed their contracts, have a recognised contractual entitlement to receive compensation, in some cases, under the same conditions as set out in the paragraph above, generally consisting of one and a half annual payments. This annual payment includes the last fixed payment and the arithmetical average of the sum of the last two variable annual payments under the contract.

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Financial Statements

Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group:

	Board of Directors	General Shareholders’ Meeting
Body authorizing clauses	Yes	No
Is the General Shareholders’ Meeting informed of such clauses?		Yes

C.2.	Board committees

C.2.1.	Give details of all the board committees, their members and the proportion of proprietary and independent directors:

EXECUTIVE COMMISSION

Name	Post	Type
Mr. César Alierta Izuel	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Álvarez-Pallete López	Member	Executive
Mr. Peter Erskine	Member	Independent

% of executive directors	22.00%
% of proprietary directors	22.00%
% of independent directors	56.00%
% of Other External Directors	0.00%

AUDIT AND CONTROL COMMITTEE

Name	Post	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of executive directors	0.00%
% of proprietary directors	40.00%
% of independent directors	60.00%
% of Other External Directors	0.00%

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Financial Statements

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Type
Mr. Alfonso Ferrari Herrero	Chairman	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Independent

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	100.00%
% of Other External Directors	0.00%

REGULATION COMMITTEE

Name	Position	Type
Mr. Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Independent
Ms. Eva Castillo Sanz	Member	Other External
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of executive directors	0.00%
% of proprietary directors	17.00%
% of independent directors	67.00%
% of Other External Directors	17.00%

SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Position	Type
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Ms. Eva Castillo Sanz	Member	Other External
Mr. Ignacio Moreno Martínez	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of executive directors	0.00%
% of proprietary directors	29.00%
% of independent directors	57.00%
% of Other External Directors	14.00%

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Financial Statements

INSTITUTIONAL AFFAIRS COMMITTEE

Name	Post	Type
Mr. Julio Linares López	Chairman	Other External
Mr. José Fernando de Almansa Moreno-Barreda	Member	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of executive directors	0.00%
% of proprietary directors	17.00%
% of independent directors	67.00%
% of Other External Directors	17.00%

STRATEGY COMMITTEE

Name	Position	Type
Mr. Peter Erskine	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Independent
Ms. Eva Castillo Sanz	Member	Other External
Mr. Julio Linares López	Member	Other External

% executive directors	0.00%
% proprietary directors	0.00%
% independent directors	67.00%
% of Other External Directors	33.00%

INNOVATION COMMITTEE

Name	Position	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. José María Abril Pérez	Member	Proprietary
Mr. Peter Erskine	Member	Independent
Mr. Julio Linares López	Member	Other External

% executive directors	0.00%
% proprietary directors	40.00%
% independent directors	40.00%
% of Other External Directors	20.00%

C.2.2.	Complete the following table on the number of female directors on the various board committees over the past four years:

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Financial Statements

	Number of female directors
	Year 2014 Number %	Year 2013 Number %	Year 2012 Number %	Year 2011 Number %
Executive Committee	0	0	0	0
Audit and Control Committee	0	0	0	0
Nomination, Compensation and Corporate Governance Committee	0	0	0	0
Regulation Committee	1 (16.67%)	1 (14.29%)	1 (20.00%)	1 (16.67%)
Service Quality and Customer Service Committee	1 (14.29%)	1 (14.29%)	1 (16.67%)	1 (16.67%)
Institutional Affairs Committee	0	0	0	0
Strategy Committee	1 (16.67%)	1 (16.67%)	1 (20.00%)	1 (20.00%)
Innovation Committee	0	0	0	0

C.2.3.	Indicate whether the Audit Committee is responsible for the following:

To supervise the preparation process, monitoring the integrity of financial information on the company and, if applicable, the group, and revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and correct application of accounting principles	Yes

To regularly review internal control and risk management systems, so main risks are correctly identified, managed and notified	Yes

To safeguard the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports	Yes

To establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm	Yes

To submit to the board proposals for the selection, appointment, reappointment and removal of the External Auditor, and the engagement conditions	Yes

To receive regular information from the External Auditor on the progress and findings of the audit program and check that senior management are acting on its recommendations	Yes

To ensure the independence of the External Auditor	Yes

C.2.4.	Describe the organizational and operational rules and the responsibilities attributed to each of the board committees.

See Section H “Other Information of Interest”, Note 14 to Section C.2.4.

C.2.5.	Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. Also, and particularly, the Executive Commission is regulated in Article 38 of the Corporate By-laws, the Audit and Control Committee in Article 39 of the Corporate By-laws, and the Nominating, Compensation and Corporate Governance Committee in the Article 40 of the Corporate By-laws These documents are available for consultation on the Company’s website.

As mentioned in Note 14 to Section C.2.4 of Section H “Other Information of Interest”, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during

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the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

C.2.6.	Indicate whether the composition of the Executive Committee reflects the participation within the board of the different types of directors.

Yes

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Financial Statements

D.	Related-party and intragroup transactions

D.1.	Identify the competent body and explain, if applicable, the procedures for approving related-party or intragroup transactions.

Competent body

Board of Directors

Procedures

As per Article 5 of the Regulations of the Board of Directors, the Board reserves the power to approve, inter alia, transactions entered into by the Company with related parties.

In this regard, and pursuant to Article 38 of the Regulations of the Board of Directors, the Board of Directors shall examine the transactions that the Company enters into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board of Directors, or with persons related thereto.

The performance of such transactions shall require the authorization of the Board of Directors, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on an arm’s-length basis and in insignificant amounts for the Company.

The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.

Explain if the authority to approve related-party transactions has been delegated to another body or person

The powers to approve transactions entered into by the Company with related parties, may be adopted, by the Executive Commission in urgent cases and subsequently ratified by the Board of Directors (pursuant to Article 5.4.C of the Regulations of the Board of Directors).

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Financial Statements

D.2.	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s significant shareholders:

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (Thousands of euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest paid	7,944
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	4,136
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest paid	4,105
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance Arrangements: other	1,106,941
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance Arrangements: loans	302,921
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees	67,951
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earning	193,840
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Others	23,247.109
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Interest paid	18,553
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Operating lease contracts	325
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Receipt of services	3,956
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Interest Charged	9,663
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Services Delivery	61,176
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Sale of goods	5,471
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Finance Arrangements: other	339
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Finance Arrangements: loans	113,639
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Financial Lease Arrangement	159
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Guarantees	461,054
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Stock options purchase agreements	31,545
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Other	1,150,169
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Interest paid	1,860
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Receipt of services	2,939
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Interest Charged	19,032
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance Arrangements: other	1,173,075
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance Arrangements: loans	21,071
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees	8,271
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Dividends and other distributed earning	98,271
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Others	1,220,965
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Finance costs	353
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Operating Lease Arrangements	306
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Receipt of services	56,430
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Interest Charged	24

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Financial Statements

Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Receipt of services	95,042
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Sale of goods (finished or unfinished)	1,608
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Finance Arrangements: loans	10,000
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Guarantees	66,600
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Stock options purchase agreements.	67,348
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Other	53

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D.3.	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s managers or directors:

D.4.	List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

In any case, list any intragroup transactions carried out with entities in countries or territories considered to be tax havens:

D.5.	Indicate the amount from related-party transactions.

193,615 (thousands euros)

D.6.	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

In accordance with the provisions of the Company in its corporate governance rules, the principles governing possible conflicts of interest that may affect Directors, senior executives or significant shareholders are:

•	With respect to Directors, Article 31 of the Regulations of the Board of Directors expressly establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the Company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).

Directors must also report with respect to themselves as well as the persons related thereto: (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.

For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code) and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.

•

With regards to significant shareholders, Article 38 of the Regulations of the Board of Directors stipulates that the Board of Directors shall know the transactions that the companies enter into, either directly or

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indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with persons related thereto.

The performance of such operations or transactions shall require the authorization of the Board, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on customary market terms and in insignificant or immaterial amounts for the Company.

The transactions referred to in the preceding paragraph shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations.

•	With respect to senior executives, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company’s management personnel within the concept of affected persons.

In accordance with the provisions of this Code, senior executives are obliged to (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company’s Regulatory Compliance function of all transactions that may potentially give rise to conflicts of interest.

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D.7.	Is more than one Group Company listed in Spain?

No

Identify the listed subsidiaries in Spain:

Listed Subsidiaries
—	—	—

Indicate whether they have provided detailed disclosure on the type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies.

No

Business dealings between the parent and listed subsidiary, as well as between the subsidiary and other group companies
—	—	—

Indicate the mechanisms in place to resolve possible conflicts of interest between the listed subsidiary and other group companies.

Mechanisms to resolve any possible conflicts of interest
—	—	—

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E.	Risk control and management systems

E.1.	Describe the risk management system in place at the company.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. The Company therefore has a Corporate Risk Management Model based on the model established by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), which is used to evaluate the probability of the various risks arising and the impact thereof.

One of the features of this Model is a map prioritizing risks according to their importance, thereby facilitating their control and appropriate responses to mitigate them. In accordance with this Model, and based on best practices and benchmarks in risk management, the following four risk categories have been identified:

•	Business risk: Possible loss of value or earnings as a result of strategic uncertainty or uncertainty about competitors, changes in the business, competition and market scenario, or changes in the legal framework.

•	Operational risk: Possible loss of value or earnings as a result of events caused by inadequacies or failures in customer service, processes, human resources, business teams and IT systems, security, compliance with contracts, laws and regulations, or due to external factors.

•	Financial risk: Possible loss of value or earnings as a result of adverse movements in financial variables and the inability of the Company to meet its obligations or convert its assets into cash.

•	Global risk: Possible loss of value or earnings as a result of events that affect in a transversal way the entire Telefónica Group in terms of its corporate reputation and responsibility, corporate public relations, marketing strategy, brand, sponsorship and innovation.

E.2.	Identify the bodies responsible for preparing and implementing the risk management system.

Telefónica, S.A.’s Board of Directors reserves the power to approve the general risk policy. Audit and Control Committee analyzes and evaluates risks and then proposes to the Board of Directors the risk control and management policy to be adopted, identifying the categories of risks to which the Company is exposed, the level of acceptable risk, measures to mitigate the impacts of identified risks, control systems and the reporting to be used to control and manage said risks. The responsibilities of the Audit and Control Committee also includes the monitoring risk management.

As per the Group’s Risk Management Policy, various local and corporate units are involved in managing risks.

All staff in the organization are responsible for contributing to the identification and management of risk following the procedures defined to implement and ensure the effectiveness of the Group’s risk management processes.

E.3.	Indicate the main risks which may prevent the company from achieving its targets.

Information regarding this point is contained in Annex to this Report.

E.4.	Identify if the company has a risk tolerance level.

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The Company has a risk or acceptable risk tolerance level that is set at corporate level. This threshold represents the extent to which it is prepared to assume a certain level of risk, insofar as it may contribute to generating value and developing the business, achieving an appropriate balance between growth, performance and risk.

The range of risks to which the Company may be exposed described below is considered when evaluating risk:

•	Generally, albeit mainly related to operational and business risks, tolerance thresholds are defined pursuant to the impact and probability of risk. These thresholds are revised annually based on the performance of the main financials for both the Group as a whole and the business lines and main companies therein.

•	The tolerance level for financial risks is set in terms of their economic impact.

•	A tolerance level of zero is established for global risks, principally those affecting corporate reputation and responsibility.

E.5.	Identify any risks which have occurred during the year.

Telefónica Group reviews the value of its assets and cash generating units annual, or on a more frequent basis if the circumstances so require, in order to determine whether their book value can be supported by their expected revenue generation. In some cases this includes expected synergies included in the acquisition price. Any potential regulatory, business, financial or political changes require that modifications be made to the estimates and that the goodwill be adjusted, for either real estate or intangible assets. Although it has no impact on cash flow, acknowledging a drop in the value of assets affects negatively the profit and loss account and may have a negative impact on operating results. In this regard the Group has made a number of corrections to the value of some of its shares. This has had a knock-on impact on the results for the financial year when the adjustments were made.

Thus, regarding the investment in Telco, S.p.A. (“Telco”) has been made correction to the value in the 2013 and 2014 financials years, with a negative impact of 267 and 464 millions euros respectively.

E.6.	Explain the response and monitoring plans for the main risks the company is exposed to.

The Corporate Risk Management Model, which has been devised in accordance with the main international best practices and guidelines, involves identifying and evaluating risks to respond to and monitor them.

Given the diverse range of risks, the mechanisms for responding to risks include overarching initiatives that are developed and coordinated as standard across the Group’s main operations and/or specific measures aimed at managing certain risks at company level.

Overarching measures, mainly involving the use of financial derivatives, are taken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. The Group uses Multinational Programs for insurance or insurance arranged locally in each country to cover operational risks, depending on the type of risk and cover required.

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F.	SYSTEMS OF INTERNAL RISK MANAGEMENT AND INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

Describe the mechanisms which comprise the internal control over financial reporting (ICFR) risk control and management system at the company.

F.1.	The company’s control environment

Specify at least the following components with a description of their main characteristics:

F.1.1. The bodies and/or functions responsible for: (i) the existence and regular updating of a suitable, effective ICFR; (ii) its implementation; and (iii) its monitoring.

The Board of Telefónica, S.A. (hereinafter “Telefónica”) assumes ultimate responsibility of ensuring that an adequate and effective internal control over financial reporting system (ICFRS) exists and is updated.

Pursuant to Law and the Corporate By-laws, the Board of Directors is the Company’s most senior governing body and representative, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.

The By-laws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

•	To supervise the process of preparing and submitting financial information. In this regard, to supervise the process of preparation and the completeness of the financial information related to the Company and the Group, reviewing compliance with the regulatory requirements, the proper determination of the scope of consolidation, and the correct application of the accounting standards.

•	To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the Auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following types of risk which the Company faces; the level of risk which the Company deems acceptable; the measures for mitigating the impact of the identified risks should they materialize; and the control and information systems to be employed to control and manage said risks.

•	To ensure the independence of the External Auditor, supervising their work and acting as a channel of communication between the Board of Directors and the External Auditor, as well as between the External Auditor and the Company’s Management Team.

•	To supervise internal audit services and, in particular: to ensure the independence and efficiency of the internal audit function; to receive periodic information on its activities; and to verify that senior executives take into account the conclusions and recommendations of its reports.

The Audit and Control Committee shall meet monthly and any additional time as appropriate.

In order to carry out this supervisory function, the Audit and Control Committee is assisted by all the Senior Management of the Company, including Internal Audit.

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The different areas and functional units of the Telefónica Group, primarily the financial teams, also play a key role in ICFR as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge of the same.

F.1.2. The existence or otherwise of the following components, especially in connection with the financial reporting process:

•	The departments and/or mechanisms in charge of: (i) the design and review of the organizational structure; (ii) defining clear lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) deploying procedures so this structure is communicated effectively throughout the company.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordination mechanisms among the different areas are established.

Use of the Telefónica Group’s economic-financial IT system is regulated in several manuals, instructions and internal rules and regulations, the most noteworthy of which are as follows:

Corporate Regulations on the Control, Registration and Reporting of Financial and Accounting Information, which sets out the basic principles of the Telefónica Group’s financial and accounting reporting system, and the procedures and mechanisms in place to oversee this system.

Accounting Policies and Measurement Criteria Manual, designed to unify and standardize the accounting criteria and policies used by all the Group companies to ensure Telefónica operates as a consolidated and uniform Group.

Reporting and Audit instructions for the third quarter and 2014 year-end closings, published annually and quarterly to establish the procedures and the schedule all Telefónica Group companies must follow when reporting financial and accounting information to prepare the Group’s consolidated financial information, to comply with Telefónica’s legal and reporting requirements in Spain and the other countries in which its shares are listed.

Annual calendar of financial-accounting information, applicable to all Telefónica Group companies to establish at the beginning of each period the monthly accounting-financial reporting dates.

These documents also define and delimit responsibilities at each level of the organization regarding the reliability of the information published.

•	Code of conduct, approving body, dissemination and instruction degree, principles and values included (stating whether there are specific reference to operation recording and the preparation of financial information), body in charge of analyzing non-compliance and of suggesting corrective actions and sanctions.

Regarding the Code of conduct, in December 2006, Telefónica’s Board of Directors approved the unification of the Codes of Ethics of the Group’s different companies in a new Code of conduct, named “Business Principles”, to be applied as standard in all countries where the Telefónica Group operates, and for all its employees (at all levels of the organization, directors and non-directors).

The Business Principles are based on a number of general principles associated with honesty, trust, respect for the law, integrity and respect for human rights. Also, they include specific principles aimed at ensuring the trust of the customers, professionals, shareholders, suppliers and society in general.

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They expressly mention issues related to recording transactions and preparation of financial information: “We will prepare financial and accounting records in an accurate and reliable manner”.

This ethical code is accessible to all employees via the intranet, and procedures are in place in the Telefónica Group to update, monitor adherence to and disseminate these Business Principles.

Telefónica has an Office of Business Principles which is responsible for ensuring compliance therewith. It comprises senior representatives of the General Secretary’s Office, Human Resources, Internal Audit and Public Affairs and Regulations.

The following the responsibilities of this office stand out:

1.- Guaranteeing that Telefónica conducts business in an ethical and responsible manner, and that the Company’s reputation is not tarnished.

2.- Developing the mechanisms need to ensure the Ethical Code is followed to the letter in all regions/countries/business units.

3.- Overseeing, reviewing and contemplating the implementation of the Business Principles across the entire Telefónica Group.

Training courses are provided to all employees through the online training platform to strengthen the knowledge of Business Principles.

4.- Examining any matters or proposals in the Group that could represent a risk to the Business Principles and associated policies and therefore, the brand and reputation.

Telefónica also has an “Internal Code of Conduct for Securities Markets Issues” setting out the general guidelines and the principles of conduct for the persons involved in securities and financial instrument transactions entered into by the Company and its subsidiaries.

•	Whistle-blowing channel, which enables communication to the Audit Committee about irregularities of a financial and accounting nature, and also about possible cases of non-compliance with the code of conduct as well as about irregular activities in the organization, informing, where applicable, if non-compliance is of a confidential nature.

Regarding the ‘Whistle-blowing’ channel, as specified in Article 22 of Regulations for the Board of Directors, the Audit and Control Committee’s duties include: “establishing and maintaining a mechanism to allow employees to confidentially and anonymously report potentially significant irregularities, particularly any financial or accounting irregularities detected within the Company”.

The Telefónica Group has two whistle-blowing channels:

SOX Whistle-blowing Channel: This channel was approved by the Audit and Control Committee in April 2004 to fulfil the obligations laid down in the Sarbanes-Oxley Act (SOX), as a company listed on the New York Stock Exchange. It is open to all Telefónica Group employees. Any irregularities reported through the channel must only be related with accounting, internal controls over reporting and/or audit-related matters.

This channel is confidential and anonymous, since the contents of any reports are sent automatically to the Secretary of Audit and Control Committee after removing the sender’s name, and the source of the message cannot be traced in any event.

This channel is accessible from the Internal Audit webpage on Telefónica’s intranet.

The Telefónica Audit and Control Committee receives all complaints regarding internal controls, accounting and the audit of the financial statements. All complaints of this nature will be treated and resolved by the Committee appropriately.

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Business Principles Whistle-blowing Channel: In addition to the “Business Principles” ethical code, the Board of Directors approved a whistle-blowing channel for employees through which professionals can notify the Company of any behavior, actions or events that could breach the Ethical Code, the Company’s internal rules, or any regulations governing its activity, and jeopardize the contractual relationship between the Company and the accused party. Questions, advice and information on compliance with the Business Principles and associated policies and rules can also be submitted through this channel.

This channel follows the principle of not encouraging anonymous communication. Confidentiality of the identity of the whistle-blower is guaranteed at every moment.

The channel is accessible through the Business Principles webpage on Telefónica’s intranet. Telefónica S.A.’s

Office of Business Principles is responsible for the Business Principles Whistle-blowing Channel.

•	Periodic training and refresher programs for staff involved in the preparation and review of financial information, as well as in ICFR assessment, which cover, at least, accounting, auditing, internal control and risk management standards.

Also, and with regard to employee training in financial and control issues, we would note that, in 2007, the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills.

Likewise, Telefónica S.A.’s Finance Department offers specific training plans and seminars to all personnel working in the Group’s financial areas and other pertinent areas (tax, M&A, etc.), with the aim of informing them of any accounting or financial changes which, from an accounting and financial point of view, are relevant in order to prepare consolidated financial information.

Updated Information Newsletters on NIIF (International Financial Reporting Standards) are also issued, these newsletters provide a summary of the main novelties in the accounting field, as well as clarifying on the various aspects which may rise with regard to this issue.

Finance personnel also attend technical sessions run by external consultancy firms related to main accounting changes. Finally, the Telefónica Group also has an on-line training platform which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

F.2.	Risk assessment in financial reporting

Report at least:

F.2.1.	The main characteristics of the risk identification process, including risks of error or fraud, stating whether:

•	The process exists and is documented.

Given the vast number of processes involved in financial reporting at the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model, which is documented. This model is applied to the financial information reported by subsidiaries or companies managed by Telefónica. The model selects the accounts with the largest contribution to the Group’s consolidated financial information and then identifies the processes used to generate this information. Once the processes have been identified, the risks in the processes affecting financial reporting are analyzed.

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•	The process covers all financial reporting objectives, (existence and occurrence; completeness; valuation; presentation, disclosure and comparability; and rights and obligations), is updated and with what frequency.

This identification procedure covers all the financial reporting objectives of existence and occurrence, completeness, valuation, presentation, disclosure and fraud. Risk identification is carried out on an annual basis.

•	A specific process is in place to define the scope of consolidation, with reference to the possible existence of complex corporate structures, special purpose vehicles, holding companies. etc.

In the process of identifying the Corporate perimeter, the Finance Department periodically monitors the changes in the Corporate Group’s perimeter. On a periodic basis, an updating of the consolidation perimeter is made, checking additions and deletions in companies with legal and financial departments in the various companies which are part of the Group.

•	The process addresses other types of risk (operational, technological, financial, legal, reputational, environmental, etc.) insofar as they may affect the financial statements.

Telefónica, besides what has been explained in the previous items, has a Risk Management Model covering four key areas of risk:

•	Business risks

•	Operational risks

•	Global risks

•	Financial risks

Financial risks include risks associated with the accuracy, completeness and publication of reporting information.

•	Finally, which of the company’s governing bodies is responsible for overseeing the process.

The Board of Directors, through the Audit and Control Committee, is the body in the entity which oversees the process, as defined in art. 22 of the Regulations of the Board of Directors of Telefonica.

F.3.	Control activities

Indicate the existence of at least the following components, specifying their main characteristics:

F.3.1.	Procedures for reviewing and authorizing the financial information and description of ICFR to be disclosed to the markets, stating who is responsible in each case and documentation and flow charts of activities and controls (including those addressing the risk of fraud) for each type of transaction that may materially affect the financial statements, including procedures for the closing of accounts and for the separate review of critical judgments, estimates, evaluations and projections.

On March 26, 2003 the Telefónica Board approved the “Regulations governing disclosure and reporting to the markets”. This regulation stablishes the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information of Telefónica, S.A. is communicated to the Company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.

Each quarter the Telefónica’s Finance Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.

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Likewise, the Telefónica Group has documented accounting-financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.

Also, the Company follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information.

Also, and pursuant to the internal regulations, the Executive Chairmen and the Finance Directors of the Group companies must submit a certificate to the Corporate Finance Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.

In relation to the accounting close, the Finance Department issues instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements. These instructions are mandatory.

The Corporate Finance Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Finance Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.

Finally, Internal audit, within its annual audit plan establishes, annually work plans to asses the Internal Control Model over financial reporting.

F.3.2.	Internal control policies and procedures for IT systems (including secure access, control of changes, system operation, continuity and segregation of duties) giving support to key company processes regarding the preparation and publication of financial information.

The Global Information Systems Department of the Telefónica Group is in charge of the information systems for all the Group’s business defining the strategy and technology planning, ensuring the conditions of quality of service, cost and safety required by the Group.

Within its different functions is in charge of the development and the implementation of systems that improve the efficiency, effectiveness and profitability of the group processes ,the definition and implementation of security policies and standards for applications and infrastructures (in conjunction with the Security and Networks Department), among which is included the internal control model in the field of information technologies.

The Corporate Policy on Information Security defines as strategic assets the information and the systems that treat it and establishes both the safety requirements which Group companies must have and the action lines to be followed compulsorily by implementing appropriate controls according to the following domains:

•	Organization and functions

•	Obligations relating to staff

•	Classification and information processing

•	Identification and authentication

•	Access control

•	Audit Logs and monitoring

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•	Networking and Communications

•	Software Control

•	Development and maintenance of systems

•	Incident management

•	Management and distribution of supports

•	Backup & Recovery copies

•	Business Continuity

•	Physical and environmental security

•	Compliance with currently legislation

Finally, Internal Audit in its annual audit plan establishes work plans to verify the effectiveness and efficiency of IT governance model, the adequacy of controls, and the completeness of information.

F.3.3.	Internal control policies and procedures for overseeing the management of outsourced activities, and of the appraisal, calculation or valuation services commissioned from independent experts, when these may materially affect the financial statements.

If a process or part of a process is outsourced with an independent party, controls are still required to ensure the entire process is adequately controlled. Given the importance of outsourcing services and the impacts that this can have on the opinion about the effectiveness of the internal control for financial reporting ICFR, measures are taken in the Telefónica Group to demonstrate a minimum level of control in the independent party. Actions taken to achieve this objective are three-fold:

•	Certification of internal control by an independent third party: ISAE3402 and/or SSAE16 certificates.

•	Implementation of specific controls: Determined, designed, introduced and evaluated by the company.

•	Direct evaluation: An evaluation of the outsourced processes by the Internal Audit area.

When Telefónica, S.A. or any of its subsidiaries engage the services of an independent expert whose findings and conclusions may materially impact the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party are verified directly by the area contracting the service and, if applicable jointly with the procurement department. The finance department has control activities in place to guarantee the validity of the data, the methods used and the reasonability of the assumptions used by the third party by making a recurrent follow-up of KPIs specific to each function which enable to ensure compliance with the outsourced process in accordance with policies and guidelines provided by the Group.

Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

F.4.	Information and communication

Report, specifying, at least, the main characteristics the existence of at least:

F.4.1.

A specific function in charge of defining and maintaining update accounting policies (accounting policies area or department) and settling doubts or disputes over their interpretation, which is in regular

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communication with the team in charge of operations, and a manual of accounting policies regularly updated and communicated to all the company’s operating units.

The Group Finance Department is in charge of defining and updating the accounting policies used for preparing the consolidated financial information.

Thus, this area publishes IFRS (International Financial Reporting Standards) information newsletters summarizing the main changes to accounting methodology, as well as clarifications on various other related issues. These newsletters are monthly.

Also, the Telefónica Group has an Accounting Policies Manual which is annually updated. The objectives of this Manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.

This Manual is mandatory for all companies belonging to the Telefónica Group, and shall be applied to their reporting methods when preparing the consolidated financial statements.

This documentation is sent periodically via electronic mail and is available for the whole Group at the eAccounting portal in the Intranet of Telefónica.

Likewise, the accounting policies department has a fluent communication with the people responsible for accounting in the main companies of the Group, both proactively and reactively. This communication is useful to solve doubts or conflicts and it is also useful to guarantee homogeneity in accounting criteria in the Group and it also enables to share best practices among the operators.

F.4.2.	Mechanisms in standard format for the capture and preparation of financial information, which are applied and used in all units within the entity or Group, and support its main financial statements and accompanying notes as well as disclosures concerning ICFR

There is a Compliance Manual for Consolidation Reporting which includes specific instructions on preparing the disclosures which comprise the reporting for the consolidation of the Telefónica Group’s financial statements and the preparation of consolidated financial information.

Likewise, the Telefónica Group uses specific software system for the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is also used to carry out the consolidation process and its subsequent analysis. The system is managed centrally and uses the same accounts plan.

F.5.	Monitoring

Indicate the existence of at least the following components, describing their main characteristics:

F.5.1.	The ICFR monitoring activities undertaken by the Audit Committee and an internal audit function whose competencies include supporting the Audit Committee in its role of monitoring the internal control system, including ICFR. Likewise describe the scope of the ICFR assessment conducted in the year and the procedure for the person in charge to communicate its findings. State also whether the company has an action plan specifying corrective measures for any flaws detected, and whether it has taken stock of their potential impact on its financial information.

As mentioned beforehand, the Corporate By-laws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, with its main functions including: supervising the effectiveness of the Company’s internal control

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system and risk management systems, and discussing with the Auditor significant weaknesses in the internal control system detected during the audit.

The Audit and Control Committee is responsible for supervising the effectiveness of the internal controls carried out by the Telefónica Group’s Internal Audit function.

The Telefónica Group’s Internal Audit function reports hierarchically to the General Secretary and the Board and functionally to the Audit and Control Committee. Its activities include: ensuring compliance with applicable laws, internal regulations and the principles of the Group’s Code of Ethics; safeguarding the Group’s assets, the efficiency and effectiveness of operations, the reliability of information, and the controlled transparency vis-à-vis third parties, and safeguarding the image of the Telefónica Group.

Internal Audit function is developed according to the International Standards for the Professional Practice of Internal Auditing and has been awarded a Quality Certificate from the Institute of Internal Auditors.

With regard to supervision of ICFR, Telefónica as a company listed on the New York Stock Exchange is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.

Among these requirements is the aforementioned “Sarbanes-Oxley Act” and, specifically, Section 404 which stipulates that all listed companies in the US market must evaluate on an annual basis the effectiveness of their ICFR procedures and structure.

The external Auditor issue an independent evaluation on the effectiveness of the Internal Control over the financial reporting.

To fulfil this objective, the Telefónica Group uses the aforementioned ICFR Evaluation Model on three levels the Internal Audit function is responsible for evaluating its performance annually.

Self-assessment Questionnaires

All the Group’s subsidiaries complete Self-assessment Questionnaires every year, the responses to which are certified by officers in charge of internal control over financial reporting in each company (Chief Executive Officer (CEO) and Chief Financial Officer (CFO)). These questionnaires cover those aspects of ICFR that are deemed to be minimum requirements to achieve reasonable assurance of the reliability of the financial information. A sample of responses is audited.

Review of processes and specific controls

As well as the requirement to complete the Self-assessment Questionnaire, certain companies are subject to a direct review of their processes and controls due to the significance of their contribution to the Group’s economic and financial figures and other risk factors considered. This review is conducted using the General Evaluation Model, for this purpose, the Scope Definition Model is used, which enables to identify critical accounts in each Telefónica Group company employing previously-established assumptions.

Once these critical accounts are identified for review, the General Evaluation Model is applied as follows:

•	The processes and systems associated with the critical accounts are determined.

•	Risks affecting the financial reporting vis-à-vis these processes are identified.

•	Checks and, where necessary, process controls are put in place to provide reasonable assurance that the documentation and design of controls over financial reporting are sound.

•	Audit tests are carried out to assess the effectiveness of the controls.

General controls review

Group general controls are assessed at least annually, considering aspects mainly related to rules and guidelines in force across the entire Group.

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Supervision of general controls over information systems has as objective reviewing the management of changes in programs, access to data and systems and the management of changes in infrastructures, back up, programmed tasks and incidents.

F.5.2.	A discussion procedure whereby the auditor (pursuant to TAS), the internal audit function and other experts can report any significant internal control weaknesses encountered during their review of the financial statements or other assignments, to the company’s senior management and its Audit Committee or Board of Directors. State also whether the entity has an action plan to correct or mitigate the weaknesses found.

As explained beforehand, the unit of Internal Audit also provides support to the Audit and Control Committee in monitoring the correct functioning of the ICFR system. The results of the final appraisal for 2014 were presented at the February 2015 meeting of the Audit and Control Committee. No material weaknesses or significant shortcomings in the ICFR structure and procedures were identified.

The results of the assessment for the year 2014 have been presented in the Audit and Control in February 2015, informing that this evaluation have not revealed material weaknesses or significant deficiencies in the structure and procedures of internal control over financial reporting (ICFR).

Each year the External Auditor issues its own opinion on the effectiveness of ICFR. At the date of this report, the External Auditor has not notified the Audit and Control Committee of the existence of any control shortcomings which constitute material weaknesses or significant deficiencies for 2014.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work, including tasks performed to guarantee the effectiveness of the system of internal control over financial reporting.

F.6.	Other relevant information

Not Applicable

F.7.	External auditor report

State whether:

F.7.1.	The ICFR information supplied to the market has been reviewed by the external auditor, in which case the corresponding report should be attached. Otherwise, explain the reasons for the absence of this review.

The attached information on ICFR has been submitted for review by the External Auditor, whose report is attached as an appendix to this document.

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G	Degree of compliance with corporate governance recommendations

Indicate the degree of the company’s compliance with Corporate Governance recommendations.

Should the company not comply with any of the recommendations or comply only in part, include a detailed explanation of the reasons so that shareholders, investors and the market in general have enough information to assess the company’s behavior. General explanations are not acceptable.

1.	The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.10, B.1, B.2, C.1.23 and C.1.24.

Explain

In accordance with Article 26 of the Corporate By-laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 30 of the Corporate By-laws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 31 of the Corporate By-laws establishes that, in order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Corporate By-laws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required in the interests of all shareholders, , an offer for one hundred percent of the capital, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.

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In relation to the above and in accordance with the provisions of Article 527 of the Corporate Enterprises Act, any clauses in the By-laws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

In addition, the special requirements for appointment as Director (Article 30 of the Corporate By-laws) or as Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission (Article 31 of the Corporate By-laws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned Articles of the Corporate By-laws.

2	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:

a)	The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

b)	The mechanisms in place to resolve possible conflicts of interest.

See sections: D.4 and D.7

Not applicable

3	Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)	The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c)	Operations that effectively add up to the company’s liquidation.

See section: B.6

Complies

4	Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 27, should be made available at the same time as the publication of the Meeting notice.

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Complies

5	Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a)	The appointment or ratification of directors, with separate voting on each candidate;

b)	Amendments to the bylaws, with votes taken on all articles or group of articles that are materially different.

Complies

6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

Complies

7.	The Board of Directors should perform its duties with unity of purpose and independent judgment, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximize its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Complies

8	The board should see the core components of its mission as to approve the company’s strategy and authorize the organizational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and, in particular:

i.	The strategic or business plan, management targets and annual budgets;

ii.	Investment and financing policy;

iii.	Design of the structure of the corporate group;

iv.	Corporate governance policy;

v.	Corporate social responsibility policy;

vi.	Remuneration and evaluation of senior officers;

vii.	Risk control and management, and the periodic monitoring of internal information and control systems.

viii.	Dividend policy, as well as the policies and limits applying to treasury stock.

See sections: C.1.14, C.1.16 and E.2

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b)	The following decisions:

i.	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.

ii.	Directors’ remuneration, and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.

iii.	The financial information that all listed companies must periodically disclose.

iv.	Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders’ Meeting;

v.	The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).

However, board authorization need not be required for related-party transactions that simultaneously meet the following three conditions:

1. They are governed by standard form contracts applied on an across-the-board basis to a large number of clients;

2. They go through at market prices, generally set by the person supplying the goods or services;

3. Their amount is no more than 1% of the company’s annual revenues.

It is advisable that related-party transactions should only be approved on the basis of a favorable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.

Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.

See sections: D.1 and D.6

Complies

9	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer than five and no more than fifteen members.

See sections: C.1.2

Explain

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The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.

In addition, it is important to bear in mind the Company’s large number of Board committees, which ensures the active participation of all its Directors.

10	External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.3 and C.1.3

Complies

11	That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1. In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, but where there are shareholders with high absolute value shareholdings.

2. In companies with a plurality of shareholders represented on the board but not otherwise related.

See sections: A.2, A.3 and C.1.3

Explain

The aforementioned recommendation 11 refers to the composition of the group of External Directors. As stated in Section C.1.3 of this Annual Corporate Governance Report, at 31 December 2014, the group of External Directors of Telefónica, S.A. was composed of 15 members (of a total of 18 Members), of whom 5 are Proprietary Directors, 8 are Independent Directors and 2 falls under the “Other External Directors” category.

Of the five Proprietary Directors, two act in representation ofFundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”, which holds 5.25% of the capital of Telefónica, S.A., two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.25% of the capital, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds a 1.38% stake.

Applying the proportional criterion established in Article 243 of the LSC regarding the total number of directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a director.

Moreover, it must be taken into account that recommendation 11 stipulates that this strict proportionality criterion can be relaxed so the weight of Proprietary Directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few

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or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

In this regard, Telefónica ranks among the top listed companies on Spanish stock exchanges in terms of stock market capitalization, reaching the figure of 55,514 million euros at December 31, 2014, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 2,914 million euros, and that of BBVA is 3,470 million euros). This justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the board each (to which they would strictly have the right in accordance with Article 243 of the Corporate Enterprises Act) to two members, i.e. permitting the appointment of just one more Proprietary Director over the strictly legal proportion.

On January 23, 2011, China Unicom and Telefónica, S.A. expanded on their existing strategic alliance and signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

12	The number of independent directors should represent at least one third of all board members.

See section: C.1.3

Complies

13	The nature of each director should be explained to the General Meeting of Shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification by the Nomination Committee. Said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorships.

See sections: C.1.3 and C.1.8

Complies

14	When women directors are few or non existent, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;

b)	The company makes a conscious effort to include women with the target profile among the candidates for board places.

See sections: C.1.2, C.1.4, C.1.5, C.1.6, C.2.2 and C.2.4

Explain

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In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, having been re-elected for that position by the General Shareholders Meeting that was held on May 31, 2013Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as Vice General Counsel of the Board of Directors of Telefónica.Article 10.3 of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

15	The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organize and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See sections: C.1.19 and C.1.41

Complies

16	When a company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See sections: C.1.22

Complies

17	The Secretary should take care to ensure that the board’s actions:

a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies;

b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting, the Board of Directors and others;

c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

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In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting; the relevant appointment and removal procedures being spelled out in the board’s regulations.

See section: C.1.34

Complies

18	The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See sections: C.1.29

Complies

19	Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: C.1.28, C.1.29 and C.1.30

Complies

20	When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Complies

21	The board in full should evaluate the following points on a yearly basis:

a)	The quality and efficiency of the board’s operation;

b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;

c)	The performance of its committees on the basis of the reports furnished by the same.

See sections: C.1.19 and C.1.20

Complies

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Financial Statements

22	All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See sections: C.1.41

Complies

23	All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See sections: C.1.40

Complies

24	Companies should organize induction programs for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programs when circumstances so advise.

Complies

25	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;

b)	Companies should lay down rules about the number of directorships their board members can hold.

See sections: C.1.12, C.1.13 and C.1.17

Partially Complies

Telefónica, SA has not established quantitative rules about the number of Boards that its Directors may sit. Nevertheless, the Regulations of the Board of Directors includes among the obligations of Directors (Article 28.2 of the Board Regulations) that Directors must devote the time and effort required to perform its functions and, to this end, shall inform to the Nominating, Compensation and Corporate Governance Committee about any other professional obligations that might interfere with the performance of their duties as Directors.

26	The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.

b)	Subject to a report from the Nomination Committee in all other cases.

See sections: C.1.3

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Financial Statements

Complies

27	Companies should post the following director particulars on their websites, and keep them permanently updated:

a)	Professional experience and background;

b)	Directorships held in other companies, listed or otherwise;

c)	An indication of the director’s classification as executive, proprietary or independent; In the case of proprietary directors, stating the shareholder they represent or have links with.

d)	The date of their first and subsequent appointments as a company director; and

e)	Shares held in the company and any options on the same.

Complies

28	Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections: A.2, A.3 and C.1.2

Complies

29	The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in Ministerial Order ECC/461/2013.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 11.

See sections: C.1.2, C.1.9, C.1.19 and C.1.27

Complies

30	Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organization’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 213 of the Public Limited Companies Act, the board should examine the matter and, in view of the particular

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Financial Statements

circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections: C.1.42, C.1.43

Complies

31	All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

This terms of this Recommendation should also apply to the Secretary of the board, director or otherwise.

Complies

32	Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See sections: C.1.19

Not applicable

33	Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.

Complies

34	External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Complies

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Financial Statements

35	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.

Not applicable

36	In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Complies

37	When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the board should also act as secretary to the Executive Committee.

See sections: C.2.1 and C.2.6.

Complies

38	The board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee’s minutes.

Complies

39	In addition to the Audit Committee mandatory under the Securities Market Act, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.

The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:

a) The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b) These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c) Committees should be chaired by an independent director.

d) They may engage external advisors, when they feel this is necessary for the discharge of their duties.

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Financial Statements

e) Meeting proceedings should be minuted and a copy of the minutes sent to all board members.

See sections: C.2.1 and C.2.4

Complies

40	The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

See sections: C.2.3 and C.2.4

Complies

41	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.

Complies

42	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

See sections: C.2.3

Complies

43	The head of internal audit should present an annual work program to the Audit Committee, report to it directly on any incidents arising during its implementation, and submit an activities report at the end of each year.

Complies

44	Control and risk management policy should specify at least:

a) The different types of risk (operational, technological, financial, legal, reputational, …) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks;

b) The determination of the risk level the company sees as acceptable;

c) Measures in place to mitigate the impact of risk events should they occur;

d) The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.

See section: E

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Financial Statements

Complies

45	The Audit Committee’s role should be:

1st. With respect to internal control and reporting systems:

a) Review internal control and risk management systems on a regular basis, so the main risks are properly identified, managed and disclosed.

b) Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c) Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2nd. With respect of the external auditor:

a) Receive regular information from the external auditor on the progress and findings of the audit programme, and check that senior management are acting on its recommendations.

b) Monitor the independence of the external auditor, to which end:

i. The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii. The Audit Committee will investigate the issues giving rise to the resignation of any external auditor.

See sections: C.1.36, C.2.3, C.2.4 and E.2

Complies

46	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Complies

47	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:

a) The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

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b) The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c) Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: C.2.3 and C.2.4

Complies

48	The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section: C.1.38

Complies

49	The majority of Nomination Committee members – or Nomination and Remuneration Committee members as the case may be – should be independent directors.

See section: C.2.1

Complies

50.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a) Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b) Examine or organize, in appropriate form, the succession of the chairman and chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.

c) Report on the senior officer appointments and removals which the chief executive proposes to the board.

d) Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.

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See section: C.2.4

Complies

51.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.

Any board member may suggest directorship candidates to the Nomination Committee for its consideration.

Complies

52.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a) Make proposals to the Board of Directors regarding:

i)	The remuneration policy for directors and senior officers;

ii)	The individual remuneration and other contractual conditions of executive directors.

iii)	The standard conditions for senior officer employment contracts.

b) Oversee compliance with the remuneration policy set by the company.

See section: C.2.4

Complies

53.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.

Complies

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H	Other information of interest

i)	If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report and which is necessary to provide a more comprehensive view of the corporate governance structure and practices at the company or group, explain briefly.

—

ii)	You may include in this Section any other information, clarification or observation related to the above Sections of this report.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

iii)	The company may also state whether it voluntarily subscribes to other international, sectorial or other ethical principles or standard practices. If applicable identify the Code and date of adoption.

GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the financial year ended on December 31, 2014, except in those issues in which a different date of reference is specifically mentioned.

- Note 1 to Section A.3

It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executives when carrying out personal trades involving securities issued by Telefónica, S.A. and financial instruments and contracts whose underlying securities or instruments are issued by the Company.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorization by the Regulatory Compliance Committee.

- Note 2 to Section A.3

At the General Shareholders’ Meeting on May 18, 2011, shareholders approved the introduction of a long-term incentive plan for managers of the Group (including Executive Directors) known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were awarded a certain number of Telefónica, S.A. shares as a form of variable remuneration. This General Shareholders’ Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the Co-Investment requirement established in the Plan and the maximum target total shareholder return (TSR) established for each phase.

Moreover, at the General Shareholders’ Meeting on May 30, 2014, shareholders approved the introduction of a new long-term incentive plan for managers of the Group (including Executive Directors), also known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were also awarded a certain number of Telefónica, S.A. shares as a form of variable remuneration. This General Shareholders’ Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the co-investment requirement established in the Plan and the maximum target total shareholder return (TSR) established for each phase.

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Financial Statements

In accordance with the above, the amounts appearing in Section A.3. of this report under “Number of direct options” and “Equivalent number of shares” (i.e. Mr. César Alierta Izuel, 972,417-1,519,401; Mr. Julio Linares López, 13,878-21,686; Mr. José María Álvarez-Pallete López, 572,131-893,955; and Mr. Santiago Fernández Valbuena, 1,311,223-1,486,287) relate to the theoretical number of shares assigned and the maximum possible number of shares to be received in the second and third phase of the Plan approved by the General Shareholders’ Meeting of May 18, 2011, and to the first phase of the Plan approved by the General Shareholders’ Meeting of May 30, 2014, if the co-investment requirement established in these Plans and the maximum target TSR established for each phase are met.

In the case of Mr. Julio Linares López, the number of shares quoted exclusively matches the theoretical number of shares assigned, and the maximum possible number of shares to be received, in the second and third phase of the Plan approved by the General Shareholders’ Meeting of May 18, 2011.

In the case of Mr. Santiago Fernández Valbuena, this figure includes 500,000 call options granting the right to purchase 500,000 Telefónica, S.A. shares at the maturity date (September 11, 2015) at an exercise price of 12.55 euros, and a further 500,000 call options granting the right to purchase 500,000 Telefónica, S.A. shares at the maturity date (January 29, 2016) at an exercise price of 13.37 euros.

It is further stated for the record that, as of December 31, 2014, a maximum of 149,787 shares and 162,500 shares (in total 312,287) had been allocated to Ms. Eva Castillo Sanz, for her participation in the Performance & Investment Plan, for the two cycles of 2012-2015 and 2013-2016, respectively, and that in January 2015, she received 862,475 euros in settlement of her participation in the aforementioned plan.

- Note 3 to Section A.6.]

In accordance with the provisions of Article 112, Section 2 of the Securities Market Act 24/1988, of July 28 (currently replaced by Article 531 Section 1 of the revised text of the Corporate Enterprises Act approved by Royal Decree Law 1/2010, of July 2), on October 22, 2009, the Company notified the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores, “CNMV”) that on September 6, 2009 Telefónica had entered into a mutual share exchange agreement with China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per Article 518 of the Corporate Enterprises Act. By virtue of these clauses, Telefónica may not, while the strategic partnership agreement is in force, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking was rendered null and void when the aforementioned period of one year had elapsed.

At the same time, both parties also undertook similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.

This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.

On January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Through its subsidiary Telefónica Internacional, S.A.U., Telefónica acquired a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months of signature of this agreement. In recognition of China Unicom’s stake in Telefónica, the latter committed to proposing the appointment of a board member nominated by China Unicom at the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s By-laws. The General Shareholders’ Meeting held on May 18, 2011 duly approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

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Financial Statements

The Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At December 31, 2011, the Telefónica Group held a 9.57% stake in the company.

On June 10, 2012, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed an agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of its capital.

After securing the requisite regulatory authorizations, the sales transaction was completed on July 30, 2012.

Subsequent to the transaction, Telefónica and China Unicom remained firmly committed to their Strategic Partnership.

Telefónica agreed not to sell the shares it holds directly and indirectly in China Unicom for a period of 12 months as from the date of the agreement.

On November 10, 2014 Telefónica sold 597,844,100 shares in China Unicom, representing 2.5% of the capital of the latter, in a block trade process, at a price of HK $ 11.14 per share, in a total amount of HK $ 6,660 million, approximately 687 million euros at current exchange rates.

Telefónica undertook not to sell any shares held directly or indirectly in China Unicom on the market for a period of 12 months from the selling date.

Telefónica maintains its commitment to the Strategic Partnership with China Unicom.

Note 4 to Section A.10.]

In accordance with Article 26 of the Corporate By-laws, no shareholder may cast a number of votes in excess of 10% of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10% voting ceiling.

The 10% limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

For the purposes of the provisions contained in the preceding paragraph, the provisions of Section 18 of the current Corporate Enterprises Act shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.

In relation to the above and in accordance with the provisions of Article 527 of the Corporate Enterprises Act, any clauses in the By-laws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will be rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

Note 5 to Section B.6.]

Both Article 15 of the Company’s By-laws and Article 5 of the Regulations for the General Shareholders’ Meeting expressly define the following powers among those conferred on the general Shareholders’ Meeting:

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Financial Statements

•	The transformation of the Company into a holding company through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities previously carried out by the Company itself.

•	The acquisition or disposal of essential operating assets, when this entails an effective amendment of the corporate purpose.

•	Transactions, the effect of which is tantamount to liquidating the Company and, especially, the approval of the final balance sheet upon liquidation.

- Note 6 to Section C.1.12.]

Mr. Ignacio Moreno Martínez of Secuoya, Grupo de Comunicación, S.A., is the individual representing the Board member Cardomana Servicios y Gestiones, S.L.

Mr. Antonio Massanell Lavilla, in the company Boursorama, S.A. is the individual representing the Board member Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “La Caixa”.

The appointment of Mr. Antonio Massanell Lavilla as Director of Banco Portugués de Investimento, S.A. (BPI) is pending of registration in the Public Register of Directors.

- Note 7 to Section C.1.13.]

Telefónica, S.A. has not established quantitative rules about the number of Boards that its Directors may sit. Nevertheless, the Regulations of the Board of Directors includes among the obligations of the Directors (Article 28.2 of the Board Regulations) that Directors must devote the time and effort required to perform its functions and, to this end, shall inform the Nominating, Compensation and Corporate Governance Committee about any other professional obligations that might interfere with the performance of their duties as Directors.

- Note 8 to Section C.1.14.]

Although the investment and financing policy is not included literally in Article 5.4. of the Regulations of the Board of Directors, in practice said policy is the exclusive competence of the Board of Directors of the Company.

- Note 9 to Section C.1.16.]

For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs. Additionally, and for the purposes of annual remuneration, the person in charge of the internal audit is included.

It is hereby stated that Mr. Matthew Key ceased to be part of the Company’s Senior Management on February 26, 2014, having perceived in January 2015 (date of his departure from the company) under the conditions established in its day, on his contract, an amount of 15,150,969 euros as result of the termination of his executive functions in the Telefónica Group. The amount of 15,150,969 euros is included in the amount of 26,766 thousand euros, consigned as “Total remuneration received by senior management” in the section of this report C.1.16 of this report.

Note 10 to Section C.1.17.]

Mr. Antonio Massanell Lavilla is Non Executive Chairman of Cecabank, S.A.

Mr. Jose Fernando de Almansa Moreno-Barreda is Acting Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and of BBVA Bancomer, S.A.

- Note 11 to Section C.1.31.]

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Financial Statements

In accordance with U.S. securities market regulations, the information contained in the Annual Report in 20-F format (which includes the consolidated financial statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the CFO. This certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.

- Note 12 to Section C.1.39.]

Financial year 1983 was the first audited by an External Auditor. Previously the financial statement were revised by chartered accountants (known at the time as “censores de cuentas”). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Individual Financial Statements of Telefónica, S.A., while 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Financial Statements, as 1991 was the first year in which the Telefónica Group prepared Consolidated Financial Statements.

- Note 13 to Section C.1.45 ]

It is also stated for the record that in February 2015, the golden parachute provisions included in the four-year contract of the Executive Chairman, Mr. César Alierta Izuel, were replaced by an extraordinary one-time contribution of 35.5 million euro to a benefit plan, as part of the company’s policy of reducing indemnity provisions, in line with best corporate governance practices. After this extraordinary contribution, Telefónica, S.A. will not contribute any additional annual amounts to the Benefit Plan for Officers with respect to for Mr. Alierta Izuel. Such contribution would be received by Mr. Alierta Izuel in the same instances established in the benefit plan for officers (plan de previsión social de directivos) (PPSD) applicable to the other officers.

- Note 14 to Section C.2.4.]

Audit and Control Committee

Pursuant to the provisions of Article 39 of the Corporate By-laws of Telefónica, S.A., Article 22 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:

a) Composition.

The Audit and Control Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and at least one of them must be an Independent Director. When appointing such members, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing or both, as well as in risk management.

The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after one year from the date when he ceased to hold office.

b) Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:1) To report, through its Chairman, to the shareholders at the General Shareholders’ Meeting on issues raised therein in connection with matters within its purview.

•

To propose to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor mentioned in Article 264 of the Corporate Enterprises Act, as

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well as, where appropriate, terms for the hiring thereof, the scope of its professional engagement and the revocation or renewal of its appointment.

•	To supervise internal audit and, in particular:

a)	To ensure the independence and efficiency of the internal audit function.

b)	To propose the selection, appointment and removal of the person responsible for the internal audit.

c)	To propose the budget for this service.

d)	To review the annual internal audit work plan and the annual activities report.

e)	To receive periodic information on its activities.

f)	To verify that senior executives take account of the conclusions and recommendations of the reports.

•	To supervise the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

•	To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the Auditor significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	the types of risk (operational, technological, financial, legal and reputational) facing the company.

b)	establishment of the level of risk that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialize.

c)	the control and information systems to be used to control and manage these risks.

•	To establish and supervise a system that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

•	To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

•	To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in point 7) above.

c) Operation.

The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.

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Financial Statements

In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.

Service Quality and Customer Service Committee

a) Composition.

The Service Quality and Customer Service Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be External Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:

•	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

•	To evaluate levels of customer service provided by the companies of the Group to their customers.

Strategy Committee

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Strategy Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee shall be to support the Board of Directors in analyzing and monitoring the Telefónica Group’s global strategy policy.

Innovation Committee

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Innovation Committee shall be appointed from among its members.

b) Duties.

The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.

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Financial Statements

Nominating, Compensation and Corporate Governance Committee

a) Composition.

The Nominating, Compensation and Corporate Governance Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors and the majority of them must be Independent Directors.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an Independent Director, shall be appointed from among its members.

b) Competences.

Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:

1)	To report, following standards of objectivity and conformity to the corporate interest, on the proposals for the appointment, re-election and removal of Directors and senior executives of the Company and its subsidiaries, as well as the Secretary and, if applicable, the Deputy Secretary of the respective Board of Directors, and evaluate the qualifications, knowledge and experience required of candidates to fill vacancies.

2)	To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.

3)	To propose to the Board of Directors the appointment of the Lead Director from among the Independent Directors.

4)	Together with the Chairman of the Board of Directors, to organize and coordinate a periodic assessment of the Board of Directors pursuant to Article 13.3 of the Regulations of the Board.

5)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

6)	To examine or organize, in such manner as is deemed fit, the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

7)	To propose to the Board of Directors, within the framework established in the Corporate By-laws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 34 of the Regulations of the Board.

8)	To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature of the Chairman of the Board of Directors, the Executive Directors and the senior executives of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.

9)	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.

10)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect at any given time.

11)	To exercise such other powers and perform such other duties as are assigned to such Committee in these Regulations.

c) Operation.

In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman of the

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Financial Statements

Board of Directors requests the issuance of a report or the making of a proposal within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.

Regulation Committee

a) Composition.

The Regulation Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be external Directors.

The Chairman of the Regulation Committee shall be appointed from among its members.

b) Duties.

Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:

1)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Group at any time, through the study, review and discussion thereof.

2)	To act as a communication and information channel on regulatory matters between the management team and the Board of Directors and, where appropriate, to advise the Board of Directors of those matters deemed significant to the Company or to any of the companies of the Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

Institutional Affairs Committee

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Institutional Affairs Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Institutional Affairs Committee’s main duty shall be to examine and analyze matters and issues relating to the Telefónica Group’s institutional relations.

Executive Commission

a) Composition.

The Executive Commission shall consist of the Chairman of the Board of Directors, once appointed as a member of the Executive Commission, and not less than three or more than ten Directors appointed by the Board of Directors.

The Board of Directors shall seek to have External Directors constitute a majority over the Executive Directors.

In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

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Financial Statements

b) Duties.

The Board of Directors, always subject to the legal provisions in force, delegates all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Corporate By-laws, or by the Regulations of the Board of Directors.

The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the executions of its tasks, since it meets more often.

c) Operation.

The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.

The Chairman and Secretary to the Board of Directors shall act as the Chairman and Secretary to the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

A valid quorum of the Executive Commission shall exist with the presence, in person or by proxy, of more than one-half of its members.

Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

c) Relations with the Board of Directors.

The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (Article 21.C of the Regulations of the Board of Directors).

Action Plan and Report

As for the Board itself, at the beginning of each year and in accordance with Article 20 b) 3. of the Regulations of the Board of Directors, all Committees shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

All Committees shall also draw up an internal Activities Report summarizing the main activities and actions taken during the previous year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues addressed by the Committees.

- Note 15 to Section D.2.]

The following is hereby placed on record:

The operations included in this section under the heading “Other”, to the value of 23,247,109 with Banco Bilbao Vizcaya Argentaria, S.A. correspond to Dividends received (13,847) and Derivatives (23,233,262).

The operations included in this section under the heading “Other”, to the value of 1,150,169 with Banco Bilbao Vizcaya Argentaria, S.A. correspond to Other costs (3,280), Profits from retirement or disposal of assets (6), Other income (2,504), Other operations (111,562), and Derivatives (1,032,817).

The operations included in this section under the heading “Other”, to the value of 1,220,965 with Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”, correspond to Derivatives.

The operations included in this section under the heading “Other”, to the value of 53 with Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”, correspond to Other costs.

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- Note 16 to Section D.5.]

Certain members of the Board of Directors of Telefónica, SA are themselves members of the Board of Directors of Abertis Infraestructuras, S.A., parent company of the Group Abertis. In 2014 and 2013, Telefónica has reached agreements with Abertis, through its company Abertis Tower, S.A., under which Telefónica Móviles Spain, S.A.U. transferred mobile telephone towers to Abertis, earning capital gains of 193 and 70 million euros, respectively. An agreement was also drawn up whereby Abertis Tower, S.A.U. leased space in this infrastructure for Telefónica Móviles España, S.A.U. to install its communications equipment.

Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies’ Forum –a body in which major Spanish companies and the Spanish tax authorities participate–, and complies with the content of the same.

Similarly, Telefónica Group is committed to the application of the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the Organization for Economic Cooperation and Development and the International Labor Organization.

This annual corporate governance report was adopted by the Company’s Board of Directors at its meeting held on February 23, 2015.

State whether any directors voted against approval of this Report, or abstained from voting.

No

Name or corporate name of director	Reasons (voted against, abstention, non-attendance)	Explain the reasons
—	—	—

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ANNEX TO THE ANNUAL CORPORATE GOVERNANCE REPORT

E.3 Indicate the main risks that may affect the achievement of business objectives.

Risks and Uncertainties Facing the Company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the financial statements, and are as follows:

Group-related risks

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it is affected by various legislations, as well as the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the business, financial position, cash flows and/or the performance of some or all of the Group’s financial indicators.

With respect to the economic environment, the Telefónica Group’s business is impacted by overall economic conditions in each of the countries in which it operates. Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group. Factors such as high debt levels, ongoing restructuring of the banking sector, the implementation of pending structural reforms and continued fiscal austerity measures could hinder more dynamic growth in Europe and, in turn, the consumption and volume of demand for the Group’s services, which could materially adversely affect the Group’s business, financial condition, results of operations and cash flows.

The soft economic recovery in Europe together with low inflation rates, and the risk of deflation, has led and may still lead to monetary and fiscal easing from key players, with a view to creating a relatively benign scenario for Europe. In this region, the Telefónica Group generated 23.9% of its total revenues in Telefónica Spain, 14.0% in the Telefónica United Kingdom and 11.0% in Telefónica Germany in 2014.

In addition, the Group’s business may be affected by other possible effects from the economic crisis, including possible insolvency of key customers and suppliers.

In Latin America, the most important challenge is the exchange-rate risk in Venezuela and Argentina, given the negative impact that a depreciation in their currencies could have on cash flows from both countries. International financial conditions may be unfavorable and may lead to potential periods of volatility linked to the evolution of the developed financial markets (especially long-term interest rates in the United States affected by the U.S. Federal Reserve’s intervention that are not discounted in the market) an economic slowdown in Asia (a key region for Latin America) and slow progress with structural reforms projects in the majority of these countries limiting potential for higher growth rates. Among the most significant macroeconomic risk factors in the region are the high inflation rates, negative economic growth and high internal and external funding needs in Venezuela. These funding needs are significant and are affected by the recent fall in oil prices, which is the main and almost sole source of foreign currency in the country. These factors are affecting Venezuela’s competitiveness and may result in a currency devaluation. Other risks in the region are Argentina’s high level of inflation coupled with a phase of economic slowdown and weak public finances. Moreover, the recent decline in the prices of oil and other commodities could have a negative impact on the external accounts of countries such as Brazil, Chile, Peru and Colombia.

In relation to the political environment, the Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk”. For the year ended December 31, 2014, Telefónica Hispanoamérica and Telefónica Brazil represented 26.1% and 22.3% of the Telefónica Group’s revenues, respectively. Moreover, approximately 9.6% of the Group’s revenues in the telephony business are generated in countries that do not

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have investment grade status (in order of importance, Argentina, Venezuela, Ecuador, Nicaragua, Guatemala, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. It is also significant that, despite clear improvements in Brazil, the uncertainty surrounding the political situation, fiscal policy stimuli and a relatively high inflation rate could result in a rating downgrade that, depending on the extent of such downgrade, could result in strong exchange-rate volatility due to an outflow of investments, especially in relation to fixed-income.

“Country risk” factors include the following:

•	government regulation or administrative policies may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approvals), which could negatively affect the Group’s business in such countries;

•	abrupt exchange-rate fluctuations may occur mainly due to high levels of inflation and both fiscal and external deficits with the resulting exchange-rate overvaluation. This movement could lead to strong exchange-rate depreciation in the context of a floating exchange rate regime, a significant devaluation off the back of abandoning fixed exchange rates regimes or the introduction of varying degrees of restrictions on capital movement. For example, in Venezuela, the official U.S. dollar to bolívar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance, with an alternative market for attracting foreign currency through the Complementary System for Administration of Foreign Currency (Sistema Complementario de Administración de Divisas or “SICAD”) regular and selective auctions. In February 2015, a new Exchange Rate Agreement was established, including the regulations for the Foreign Exchange Marginal System (SIMADI), and the Central Bank of Venezuela published on February 18, 2015 a weighted average exchange rate equal to 172.1 bolívares to the U.S. dollar for the markets referred to in chapters II and IV of such Exchange Rate Agreement. Additionally, the acquisition or use of foreign currencies by Venezuelan or Argentinean companies (in some cases) to pay foreign debt or dividends is subject to the pre-authorization of the relevant authorities. Also, the Argentinean peso, despite its recent stability, continues to be under the threat of a sustained accelerated depreciation against the U.S. dollar;

•	governments may expropriate or nationalize assets, make adverse tax decisions or increase their participation in the economy and in companies;

•	economic-financial downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries; and

•	maximum limits on profit margins may be imposed in order to limit the prices of goods and services through the analysis of cost structures. For example, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for Defense of Socioeconomic Rights.

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2014, 70% of the Group’s net debt (in nominal terms) was pegged to fixed interest rates for a period greater than one year, while 27% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2014: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 111 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, the U.S. dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 68 million euros. These calculations were made using the same balance position in each currency and same balance position equivalent at such date and bearing in mind the derivative financial instruments arranged.

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According to the Group’s calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 76 million euros, primarily due to the weakening of the Venezuelan bolivar and the Argentinean peso. These calculations were made using the same balance position in each currency with an impact on profit or loss at such date, including derivative instruments in place. For the year ended December 31, 2014, 22.8% of the Telefónica Group’s operating income before depreciation and amortization (OIBDA) was concentrated in Telefónica Brazil, 26.2% in Telefónica Hispanoamérica and 11.2% in the Telefónica United Kingdom.

The Telefónica Group uses a variety of strategies to manage these risks, mainly through the use of financial derivatives, which themselves also expose us to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of the Company’s strategic plan, the development and implementation of new technologies or the renewal of licenses as well as expansion of our business in countries where we operate may require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system and concerns regarding the burgeoning deficits of some European countries. The worsening international financial market credit conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt or arrange new debt if necessary, and more difficult to raise funds from the Group’s shareholders, and may negatively affect the Group’s liquidity. At December 31, 2014, gross financial debt scheduled to mature in 2015 amounted to 8,491 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2016 amounted to 8,407 million euros. Despite having covered gross debt maturities of 2015, 2016 and part of 2017 by available cash and lines of credit at December 31, 2014, possible difficulties in maintaining the current safety margin, or the risk that this could be significantly and unexpectedly exhausted, could force Telefónica to use resources allocated for other investments or commitments for payment of its financial debt, which could have a negative effect on the Group’s businesses, financial position, results of operations or cash flows.

In 2013 the Telefónica Group issued bonds mainly (i) in euro totaling 3,250 million euros with an average coupon of 3.690%; (ii) in dollars totaling 2,000 million U.S. dollars with an average coupon of 3.709%; and (iii) in Swiss Francs totaling 225 million Swiss francs with an annual coupon of 2.595%. The Telefónica Group also issued undated deeply subordinated securities in euros totaling 1,750 million euros with an average coupon of 6.902%; and in sterling pounds totaling 600 million sterling pounds with a coupon of 6.750%. In 2014 the Telefónica Group issued bonds mainly in the European market with a maturity of eight years totaling 1,250 million euros with an annual coupon of 2.242%, and bonds with a fifteen-year maturity totaling 800 million euros with an annual coupon of 2.932%. In addition, the Telefónica Group issued undated deeply subordinated securities in 2014 totaling 2,600 million euros with an average coupon of 5.075%.

Despite having its gross debt maturities profile covered for more than two years, obtaining financing on the international capital markets could also be restricted, in terms of access and cost, if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on the Group’s ability to meet its debt maturities.

Moreover, market conditions could make it harder to renew existing undrawn credit lines, 8% of which, at December 31, 2014, were scheduled to mature prior to December 31, 2015.

In addition, the impact of the sovereign debt crisis and the rating downgrades in certain Eurozone countries should be taken into account. Any deterioration in the sovereign debt markets, doubts about developments in

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European projects (such as implementation of the banking union project, the results of the elections in Europe, including Spain among others, or progress towards fiscal integration), as well as further credit restrictions by the banking sector could have an adverse effect on the Telefónica Group’s ability to access funding and/or liquidity, which could have a significant adverse effect on the Group’s businesses, financial position, results of operations and cash flows.

Risks Relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market.

In this regards, the Telefónica Group pursues its license renewals in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.

Regulation of spectrum and government concessions

In Europe, the amendments by the EU Parliament to the Commission’s proposal on the “Digital Single Market” (the “DSM”) package of measures are currently being discussed by the European Council. The “DSM” measures include important measures affecting, inter alia, spectrum regulation. Although these measures are not yet final, they could have significant implications as they include new provisions on secondary markets, criteria to apply at auctions, renewals and terms of licenses, etc.

In addition, the main allocation criteria for the 700 MHz band of “Digital Dividend II” (the second spectrum allocation process from television operators to electronic communications services) will be defined in the coming years. This could require new cash outflows ahead of the Group’s previously anticipated schedule (it is expected that the spectrum will be available between 2018 and 2021).

Nevertheless, Germany will be the first country in Europe to award spectrum in the 700 MHz band. On January 29, 2015, the German regulator (“BNetzA”) published respective final decisions on the spectrum allocation proceedings and on the auction conditions of the 700 MHz and 1500 MHz bands. The auction will also include the spectrum corresponding to GSM licenses – the entire 900 MHz band and most of the 1800 MHz band (which will expire at the end of 2016) –. Interested bidders may submit applications by March 6, 2015. The auction (Simultaneous Multi-Round Auction) will take place in the second quarter of 2015.

On July 4, 2014, BNetzA adopted a decision concerning the frequency aspects of the Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbH & Co KG (“E-Plus”). BNetzA has instructed Telefónica Deutschland (the surviving entity) to anticipate the termination of its rights of use in the 900 / 1800 MHz bands by December 31, 2015, (instead of December 31, 2016), if Telefónica Deutschland (the surviving entity) does not reacquire these frequencies at the above-mentioned auction proceeding. Both Telefónica

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Deutschland and E-Plus have legally challenged this BNetzA decision on August 4, 2014. The German regulator also announced that, once the auction of spectrum mentioned above mentioned is over, it will perform a frequency distribution analysis, and determine whether any additional action is needed, particularly in the area of the 2GHz spectrum band granted to Telefonica Deutschland (surviving entity).

In addition, and within the framework of the conditions imposed by the European Commission in connection with the merger, the surviving entity of the merger is obliged to offer up to 2x10 MHz in the 2600 MHz as well as up to 2x10 MHz in the 2100 MHz spectrum band to one potential new mobile network operator. This offer is open to any potential new mobile network operator that had declared a respective interest by December 31, 2014, and to the operator with whom Telefónica Deutschland has signed the network access agreement (Drillisch Group).

On December 26, 2014, the Spanish Government adopted a law in which it delayed, to a maximum period ended on April 1, 2015, the effective delivery of the frequencies in the 800 MHz spectrum which are part of the “Digital Dividend” (the spectrum allocation process from television operators to electronic communications services), and which were expected to be delivered on January 1, 2015 to the already awarded mobile operators. The license term has been extended accordingly to April 24, 2031.

In the United Kingdom a significant increase in the annual license fees charged for the use of the spectrum in 900 MHz and 1800 MHz bands has been proposed by the regulator (the Office of Communications (“Ofcom”)). The outcome of it remains uncertain. Separately, the United Kingdom Government announced recently an agreement with the United Kingdom mobile operators, including Telefonica UK, under which the mobile operators would accept a 90% geographic coverage obligation for voice and text services. Given the agreement, Ofcom has agreed to consider the impact of the geographic coverage obligation on its valuation of annual fees for 900 MHz and 1800 MHz spectrum. This is expected to delay Ofcom’s decision. In addition, on November 7, 2014, Ofcom released a public consultation on the award of 2.3 GHz and 3.4 GHz bands that is expected to take place in late 2015 or early 2016.

In Latin America, spectrum auctions are expected to take place implying potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2015 are:

•	Peru: The government announced plans to auction the 700 MHz spectrum band in the first half of 2015 (three blocks of 2x15 MHz have been defined).

•	Costa Rica: Costa Rica’s government has communicated its intention to auction spectrum in the 1800 MHz and AWS bands during 2015.

•	Mexico: The Federal Institute of Telecommunications (Instituto Federal de Telecomunicaciones) (“IFT”) published its Annual Program for Frequency Use and Development 2015. The program specifies IFT’s intention to award Advanced Wireless Services “AWS” concessions during the course of 2015.

Further to the above, certain administrations may not have announced their intention to release new spectrum and may do so during the year. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Telefónica may also seek to acquire spectrum on the secondary market should opportunities arise.

In Argentina, on December 1, 2014, the Secretary of Communication through Resolution 85/2014 officially awarded Telefónica Argentina the block 1710-1720/2110-2120 for a period of 15 years and the 700 MHz block (703-713/758-768 MHz) is expected to be officially transferred to Telefónica Argentina during 2015.

In the state of São Paulo, Telefónica Brasil provides local and national long-distance Commuted Fixed Telephony Service (CFTS) under the public regime, through a concession agreement, which will be in force until 2025. In this regard, in June 27, 2014, as established in the concession agreement, the National Telecommunications Agency (Agência Nacional de Telecomunicações) (“ANATEL”) issued a public consultation for the revision of the concession agreement. Such public consultation revising the concession agreement ended on December 26, 2014 and allowed contributions on certain topics such as service

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universalization, rates and fees and quality of services, among others. Definitive conditions will be published in 2015.

Additionally, in Colombia the Information and Communication Technologies (“ITC”) Ministry issued a Resolution on March 27, 2014 to renew 850 MHz/1900 MHz licenses for 10 additional years. The reversion of assets and the liquidation of the concession contract will be discussed until May 2015, taking into consideration the terms of the contract, and the Constitutional Court’s review of Law 422 of 1998, which established the reversion of only the radio-electric frequencies.

In Peru, an application for partial renewal of the concessions for the provision of the fixed-line service for another five years has been issued, although assurance has been given by the “Ministry of Transport and Communications” (Ministerio de Transportes y Comunicaciones) in previous renewals, that the concession will remain in force until November 2027. Also, a new law has been enacted establishing mobile virtual network operator (MVNOs) and Rural Mobile Infrastructure Operators (RMIOs) in the Peruvian market.

In Mexico, in light of the constitutional reform resulting from the “Pact for Mexico” political initiative, it is expected that a publicly-owned wholesale network, which will offer wholesale services in the 700 MHz band, will be created. As of today, the funding and the marketing model of this project have not yet been determined.

Telefónica Móviles Chile, S.A. was awarded spectrum on the 700 MHz (2x10 MHz) band in March 2014. A third party provider opposed this allocation of spectrum on the basis that it would exceed the limit spectrum of 60 MHz established by a judgment of the Supreme Court of January 27, 2009. This cap was established for the AWS auction held in 2009, but not for subsequent auctions (2600 MHz and 700 MHz). In a judgment on December 31, 2014, the court of appeals rejected the third party claim. Consequently, the regulator is in a position to adopt a Decree awarding the concession to Telefónica.

The consolidated investment in spectrum acquisitions and renewals in 2014 amounted to 1,294.2 million euros.

The Company’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges

In terms of roaming, the regulated “Eurotariffs” were reduced on July 1, 2014 (in the wholesale market, the price of data was reduced by 67%, the price of call by 50%; and in the retail market, the price of data was reduced by 55%, the price of outgoing voice call by 21%, the price of incoming voice call by 28% and the price of outgoing texts by 25%), as per the regulation approved in 2012. The structural roaming solutions which could lead to a price decrease in the intra-European Union roaming services also took effect in July 2014. Furthermore, the package of DSM measures mentioned above, which is under discussion, also includes a proposal to eliminate European Union roaming charges as of a yet to be determined date. However, the European Parliament proposed the “end of roaming” by December 15, 2015 in a proposal known as “Roaming Like at Home”.

The decreases in wholesale mobile network termination rates (“MTR”) in Europe are also noteworthy. In the United Kingdom, wholesale MTRs have been reduced to 0.845 ppm (pence/minute) from April 1, 2014 (representing a 0.3% reduction compared to the previous rates). In a consultation document published in June 2014, Ofcom has proposed a further reduction to 0.545 ppm, from April 1, 2015.

In Germany, on September 3, 2014, the BNetzA adopted a proposal to reduce MTRs. The new prices will gradually decrease to 0.0172 euro/minute from December 1, 2014, and in a second stage, from 0.0172 euro/minute to 0.0166 euro/minute from December 1, 2015 until the end of November 2016. The European Commission has requested that the German regulator withdraw or amend its latest decision on mobile termination rates, in force as at the date of this Annual Report. There is a risk that the European Commission will initiate infringement proceedings against Germany, and rates may be further reduced.

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In Spain, the National Regulatory & Competition Authority (Comisión Nacional de los Mercados y la Competencia) has adopted a final decision on the third round analysis of the wholesale market for fixed call termination. From November 1, 2014, a symmetric fixed termination rate (“FTR”) of 0.0817 euro cents/minute applies, based on pure bottom-up long run incremental costs (“BU-LRIC”) meaning that billing must be entirely conducted on a “per second” basis, without a peak/off-peak differentiation. The decision therefore eliminates the asymmetry in FTRs that existed since 2006 when alternative network operators were allowed to charge up to 30% above Telefónica’s per minute local FTR. It also brings forth an important reduction in average termination prices for Telefónica (by 80%) in comparison to the former applicable tariffs.

In Latin America, there are also moves to review MTRs leading to these being reduced. Thus, for example, developments in Mexico are among the most relevant, where the IFT has declared the América Móvil Group a preponderant operator in the telecommunications market. As a result, on March 26, 2014, it introduced, among others, special regulations on asymmetric interconnection rates. In that sense, the Federal Telecommunications and Broadcasting law, effective as of August 13, 2014, imposed several obligations on the preponderant operator, which are quite extensive and, in principle, potentially significantly beneficial to Telefónica’s competitive position, particularly with regards to the measures imposed on preponderant operators (to the extent they nominally retain such qualification). With regards to MTR, Telefónica México filed an administrative appeal against the 2011 resolutions of the Federal Telecommunications Commission of México (Cofetel) regarding mobile network termination rates (representing a 61% reduction compared to the previous rates). As of the date of this Annual Report, no ruling has been made on this appeal. Recently, IFT determined the mobile termination rates for 2012, and Telefónica México filed an injunction against this rate. Once these appeals have been concluded, the rates applied may be further reduced retroactively. As of the date of this Annual Report, IFT has not approved the termination rates for 2013, 2014 or 2015 for Telefónica México.

In Brazil, at the end of 2012, ANATEL launched the “Plano Geral de Metas de Competição” (“PGMC”) regarding fixed-mobile rate adjustment reductions until February 2016 and amending the previous reduction conditions (75% of the 2013 rate in 2014 and 50% of the 2013 rate in 2015). In order to complement reductions and approach the cost of the services according to a financial cost model, on July 7, 2014, ANATEL published reference values for MTR taking effect from 2016 to 2019. Such reductions are approximately 44% per year. Furthermore, there are several legislative initiatives that aim to abolish the basic fee of fixed-telephony service. “Price protection” practices (reimbursement of differences in prices of a product to customers if this falls within a relative short period of time) may also have a negative impact in Telefónica Brasil, in both economic and image terms.

In Chile, a tariff decree was issued to set fixed-line termination charges for the 2014-2019 periods. The new tariff entered into effect on May 8, 2014 and applies a reduction of 37% in prices against those charged for the period prior to such tariff. A tariff decree has been issued for mobile networks covering the 2014-2019 five-year period. Such tariff decree entered into effect on January 25, 2014 and implies a reduction of 74.7% with respect to the previous rates. After a review by the general comptroller (Contraloría General) an additional 1.7% reduction was approved on May 27, 2014.

In Ecuador the rate-related risks relate to a reduction in rural and urban telephony charges, a reimbursement of top-up balances, as well as rounding to the nearest minute.

The implementation of the Enabling Act (Ley Habilitante) in Venezuela also confers full powers to the President to implement price control measures. Under this Act, in January 2014, an organic fair price law was issued, which caps the revenue of related enterprises at 30% of their operating costs. In relation to MTRs with the national operator of reference (Compañía Anónima Nacional Teléfonos de Venezuela) (“CANTV”), these have been reduced by 6% compared to the previous rates. In November 2014, near the end of the term allowing the enactment of laws autonomously granted to the President of the Republic, new important decree-laws were enacted, in particular, the Reform of the Law on Foreign Investment, in which, among other things, new requirements for the return of foreign investment were established; the Reform of the Antitrust Law, which was predominantly aimed at enhancing monopoly control regulation and increasing penalties for infringement; and the Reform of the Exchange Crimes Law, which increased economic sanctions.

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In Colombia, on December 30, 2014, the Colombian regulator (“CRC”) enacted Resolution 4660 establishing a gradual reduction for MTRs. The glide path initiates in 2015 in 32.88 Colombian pesos per minute representing a decrease of 41.7% and then descends approximately 42.2% in 2016 and 42.2% in 2017 (each such reduction being as compared to the previous year). This regulatory measure also imposes asymmetric MTRs to the dominant provider (the América Móvil Group), imposing the final rate established in the glide path from 2015 to 2017. The CRC also regulated the charges for national roaming and the SMS termination rates, setting a reduction of 41.5% in 2015, 39.6% in 2016 and 43.3% in 2017 (each such reduction being as compared to the previous year).

Regulation of universal services

Further to its formal obligation to review the scope of the Universal Service Directive (the set of basic electronic communication services whose provision is guaranteed to any user requesting it, regardless of its location, with a specified quality at an affordable price), the European Commission is expected to undertake a public consultation in the months following the date of this Annual Report, which may include both the potential inclusion of broadband in its scope and a possible reduction of some of the current universal service obligations. Depending on the terms that will be set forth in the new regulation, implementation at a local level could lead to higher costs for both the universal service provider and the operators forced to finance the universal service.

The last Plano Geral de Metas de Universalização (“PGMU”) was published in Brazil on June 30, 2011 and applies to the 2011-2015 period. This sets goals for public phones, low cost fixed-lines and coverage density in rural and poor areas with 2.5GHz/450 MHz. Also according to such PGMU, the assets assigned to the provision of the services described in the public concession agreement are considered reversible assets. In 2014, ANATEL issued a public consultation with its proposals for the 2015-2020 period universalization targets. The agency’s proposal focuses on reducing the distance between public telephones and backhaul’s expansion.

Regulation of fiber networks

In December 2014, the Spanish National Regulatory & Competition Authority (Comisión Nacional de los Mercados y la Competencia) has conducted a public consultation on the regulatory obligations for broadband market regulation in Spain. As a result of this consultation, the new regulation that will apply to NGN (Next Generation Networks) could be approved in the fourth quarter of 2015 and will last for at least three years. This could increase Telefónica’s regulatory obligations in Spain and the ability of other operators to compete in such market.

In Colombia, the regulatory authority CRC published a regulatory project for transmission capacity between municipalities through fiber networks or connectivity to impose open network and elements access through a mandatory offer for those enterprises that have overcapacity and have some unused installed network elements. This project will be discussed in the first half of 2015.

Regulations on privacy

In Europe, a new Data Protection Regulation is undergoing the European legislative process which, as the date of this Annual Report, is not expected to end before mid-2015. This could lead to certain critical provisions laid down in the current draft of the regulation (presently under debate) being worded in such a way that stops or hinders Telefónica from launching some services, that focus on the processing of personal data.

In Brazil, triggered by the approval of Civil Rights Framework for Internet Governance, which provides certain generic rules about data protection, the Ministry of Justice could in the near future, adopt the final version of the Draft Personal Data Protection Act. This could lead to a greater number of obligations for operators in relation to the collection of personal data of telecom services users and further restrictions on the treatment of such data.

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Financial Statements

Regulation of functional separation

The principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operates could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators (in specific cases and under exceptional conditions) forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality

In Europe, national regulators are seeking to strengthen their supervision of operators with regard to the blocking of access, discrimination of applications or Internet service quality. The European Parliament and the Council are simultaneously debating the draft of the European DSM Regulation proposed by the European Commission that, among other things, deals with the principle of network neutrality. The regulation of network neutrality could directly affect possible future business models of Telefónica and may affect the network management or differentiation of characteristics and quality of Internet access service.

Telefónica is present in countries where net neutrality has already been ruled, such as Chile, Colombia, Peru and more recently Brazil, but this remains a live issue and with varying degrees of development in other countries where it operates. In Germany, the Economy Minister withdrew a draft law that it published on June 20, 2013, to regulate net neutrality, especially with regard to the blocking and discrimination of content and Internet services. It plans to submit a new draft after the EU has settled on a position on net neutrality within the DSM approach, which might occur in early 2015. In addition, one German region (Bundesland of Thuringia) has passed a new law (which applies only in such region) with the aim that broadcasting and tele-media may not be blocked, limited or treated differently from other data traffic.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and the United Kingdom Bribery Act of 2010 (the “Bribery Act”), and economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could have a material adverse effect on the Group’s business, reputation, results of operations and financial condition.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the

Telefónica, S.A.    218

Financial Statements

Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Company may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 1,111 million euros and 1,046 million euros in 2014 and 2013, respectively; representing an increase of 6.2% from 1,046 million euros in 2013. These expenses represented 2.2% and 1.8% of the Group’s consolidated revenue, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (OECD) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the Company’s operations, and may cause legal contingencies or damages to the Company’s image in the event that inappropriate practices are produced by a participant in the supply chain.

As of December 31, 2014, the Telefónica Group depended on six handset suppliers and 11 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

Telefónica, S.A.    219

Financial Statements

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements, or otherwise have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

The telecommunications industry may be affected by the possible effects of electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between certain expert groups and public health agencies, including the World Health Organization (WHO), that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairment in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. For example, with respect to the investment in Telco, S.p.A. (“Telco”), value adjustments were made in fiscal years 2013 and 2014 with a negative impact of 267 million euros and 464 million euros, respectively.

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Financial Statements

The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse impact on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, regarding tax and antitrust claims, the Telefónica Group has open judicial procedures in Peru concerning the clearance of previous years’ income tax, for which a contentious-administrative appeal is currently pending; as well as in Brazil, with CADE’s (Conselho Administrativo de Defesa Ecônomica) resolution with regard to the acquisition of a 50% stake in Vivo and with certain open tax procedures, primarily relating to the CIMS (a Brazilian tax on telecommunication services). Further details on these matters are provided in the Note 17 and 20 of the financial statements.

Telefónica, S.A.    221

Translation of an auditor’s report on the Internal Control over Financial

Reporting originally issued in Spanish. In the event of discrepancy,

the Spanish-language version prevails

AUDITOR’S REPORT ON THE INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of

Telefónica, S.A., engaged by the management

We have examined the description of the Internal Control over Financial Reporting of Telefónica, S.A. (the Parent Company) and subsidiaries (the Group) included in Section F of the Annual Corporate Governance Report for the year ended December 31, 2014. This examination included the evaluation of the effectiveness of internal control over financial reporting with respect to the financial information included in the Group’s consolidated financial statements at December 31, 2014, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group in Spain. Such internal control is based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework” (2013).

Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting included in the consolidated financial statements, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the aforementioned effectiveness of internal control over financial reporting, based on the work we have performed in accordance with the requirements of the Standard ISAE 3000 “Assurance Engagement Other than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) for the issuance of reports to obtain reasonable assurance.

The work performed to obtain reasonable assurance includes obtaining an understanding of the internal control over financial reporting with respect to the financial information included in the consolidated financial statements, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and Directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Domicilio Social: PI. Pablo Ruiz Picasso, 1. 28020 Madrid - Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8a, Hoja M-23123, Inscripción 116. C.I.F. B-78970506. A member firm of Ernst & Young Global Limited.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, fraud or illegal acts. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Telefónica, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting with respect to the financial information included in the consolidated financial statements as of December 31, 2014, based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework” (2013). We also have checked that the disclosures included in the accompanying description of the internal control over financial reporting at December 31, 2014 comply, in all material respects, with the requirements of article 540 of the Spanish Companies Law, approved by Royal Legislative Decree 1/2010 of July 2, and meets the minimum content of the Annual Corporate Governance Report template required by Circular 5/2013, issued on June 12, 2013 by the Comisión Nacional del Mercado de Valores (Spanish stock market regulator).

The examination indicated in the preceding paragraphs is not subject to the Spanish Audit Law, approved by Royal Legislative Decree 1/2011 of July 1, so we do not express an audit opinion in the terms provided for in the aforementioned Law.

In addition to the aforementioned examination, we have audited, in accordance with prevailing audit regulations in Spain, the consolidated financial statements of Telefónica, S.A. and subsidiaries at December 31, 2014, prepared by the Parent Company’s Directors in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group in Spain, and our report dated February 27, 2015 expressed an unqualified opinion on the aforementioned consolidated financial statements.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

February 27, 2015

2

AUDIT REPORT, CONSOLIDATED ANNUAL FINANCIAL

STATEMENTS, AND CONSOLIDATED MANAGEMENT REPORT ALL

FOR THE YEAR ENDED DECEMBER 31, 2014

Independent Audit Report

TELEFÓNICA, S.A. AND SUBSIDIARIES

Consolidated Financial Statements and

Consolidated Management Report

for the year ended

December 31, 2014

Translation of a report and consolidated financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 24)

INDEPENDENT AUDIT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Telefónica, S.A. (the Parent Company) and subsidiaries (the Group), which comprise the consolidated statement of financial position at December 31, 2014, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows, and the notes thereto for the year then ended.

Directors’ responsibility for the consolidated financial statements

The Directors of the Parent Company are responsible for the preparation of the accompanying consolidated financial statements so that they give a true and fair view of the consolidated equity and consolidated financial position and the consolidated results of Telefónica, S.A. and subsidiaries, in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group in Spain, and for such internal control as they determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the accompanying consolidated financial statements based on our audit. We conducted our audit in accordance with prevailing audit regulations in Spain. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of consolidated financial statements by the Directors of the Parent Company in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Domicilio Social: PI. Pablo Ruiz Picasso, 1. 28020 Madrid - Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8a, Hoja M-23123, Inscripción 116. C.I.F B-78970506. A member firm of Ernst & Young Global Limited.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view, in all material respects, of the consolidated equity and consolidated financial position of Telefónica, S.A. and subsidiaries at December 31, 2014, and its consolidated results and consolidated cash flows for the year then ended, in accordance with IFRS, as adopted by the European Union, and other provisions in the regulatory framework for financial information applicable in Spain.

Report on other legal and regulatory requirements

The accompanying 2014 consolidated management report contains such explanations as the Directors of Telefónica, S.A. consider appropriate concerning the situation of the Group, the evolution of its business and other matters; however, it is not an integral part of the consolidated financial statements. We have checked that the accounting information included in the aforementioned consolidated management report agrees with the 2014 consolidated financial statements. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of Telefónica, S.A. and its subsidiaries.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

February 27, 2015

2

2014

Consolidated financial statements (Consolidated annual accounts) and Consolidated management report for 2014

Telefónica, S.A. and subsidiaries composing the Telefónica Group

2014 Consolidated Financial Statements

Telefónica Group

Consolidated statements of financial position at December 31

Millions of euros	NOTES	2014	2013
ASSETS
A) NON-CURRENT ASSETS		99,435	89,597
Intangible assets	(Note 6)	22,353	18,548
Goodwill	(Note 7)	25,111	23,434
Property, plant and equipment	(Note 8)	33,343	31,040
Investments accounted for by the equity method	(Note 9)	788	2,424
Non-current financial assets	(Note 13)	10,973	7,775
Deferred tax assets	(Note 17)	6,867	6,376
B) CURRENT ASSETS		22,864	29,265
Inventories		934	985
Trade and other receivables	(Note 11)	10,606	9,640
Tax receivables	(Note 17)	1,749	1,664
Current financial assets	(Note 13)	2,932	2,117
Cash and cash equivalents	(Note 13)	6,529	9,977
Non-current assets held for sale	(Note 2)	114	4,882

TOTAL ASSETS (A+B)		122,299	118,862

	NOTE	2014	2013
EQUITY AND LIABILITIES
A) EQUITY		30,289	27,482
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 12)	21,115	21,185
Equity attributable to non-controlling interests	(Note 12)	9,174	6,297
B) NON-CURRENT LIABILITIES		62,311	62,236
Non-current interest-bearing debt	(Note 13)	50,688	51,172
Non-current trade and other payables	(Note 14)	2,377	1,701
Deferred tax liabilities	(Note 17)	2,566	3,063
Non-current provisions	(Note 15)	6,680	6,300
C) CURRENT LIABILITIES		29,699	29,144
Current interest-bearing debt	(Note 13)	9,094	9,527
Current trade and other payables	(Note 14)	16,943	15,221
Current tax payables	(Note 17)	2,026	2,203
Current provisions	(Note 15)	1,595	1,271
Liabilities associated with non-current assets held for sale	(Note 2)	41	922

TOTAL EQUITY AND LIABILITIES (A+B+C)		122,299	118,862

The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated statements of financial position.

Telefónica, S.A.    4

2014 Consolidated Financial Statements

Telefónica Group

Consolidated income statements for the years ended December 31

Millions of euros	NOTES	2014	2013	2012
INCOME STATEMENTS
Revenues	(Note 18)	50,377	57,061	62,356
Other income	(Note 18)	1,707	1,693	2,323
Supplies		(15,182)	(17,041)	(18,074)
Personnel expenses		(7,098)	(7,208)	(8,569)
Other expenses	(Note 18)	(14,289)	(15,428)	(16,805)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)		15,515	19,077	21,231
Depreciation and amortization	(Note 18)	(8,548)	(9,627)	(10,433)
OPERATING INCOME		6,967	9,450	10,798
Share of loss of investments accounted for by the equity method	(Note 9)	(510)	(304)	(1,275)
Finance income		992	933	963
Exchange gains		4,110	3,323	2,382
Finance costs		(3,511)	(3,629)	(4,025)
Exchange losses		(4,413)	(3,493)	(2,979)
Net financial expense	(Note 16)	(2,822)	(2,866)	(3,659)
PROFIT BEFORE TAX		3,635	6,280	5,864
Corporate income tax	(Note 17)	(383)	(1,311)	(1,461)
PROFIT FOR THE YEAR		3,252	4,969	4,403
Non-controlling interests	(Note 12)	(251)	(376)	(475)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		3,001	4,593	3,928

Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 18)	0.61	0.99	0.85

The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated income statements.

Telefónica, S.A.    5

2014 Consolidated Financial Statements

Telefónica Group

Consolidated statements of comprehensive income for the years ended December 31

Millions of euros	2014	2013	2012
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Profit for the year	3,252	4,969	4,403
Other comprehensive income (loss)
(Losses) gains on measurement of available-for-sale investments	(45)	32	(49)
Income tax impact	7	(10)	4
Reclassification of losses included in the income statement	—	51	46
Income tax impact	—	(15)	(3)
	(38)	58	(2)

(Losses) gains on hedges	(507)	831	(1,414)
Income tax impact	127	(247)	376
Reclassification of losses included in the income statement (Note 16)	163	121	173
Income tax impact	(49)	(36)	(5)
	(266)	669	(870)

Share of losses recognized directly in equity of associates and others	(27)	(29)	(27)
Income tax impact	3	4	9
Reclassification of losses included in the income statement	103	1	4
Income tax impact	(24)	—	—
	55	(24)	(14)

Translation differences	(2,810)	(6,454)	(1,862)

Total other comprehensive loss recognized in the period (Items that may be reclassified subsequently to profit or loss)	(3,059)	(5,751)	(2,748)

Actuarial losses and impact of limit on assets for defined benefit pension plans	(173)	(49)	(154)
Income tax impact	38	1	39
	(135)	(48)	(115)

Total other comprehensive loss recognized in the period (Items that will not be reclassified subsequently to profit or loss)	(135)	(48)	(115)

Total comprehensive income (loss) recognized in the year	58	(830)	1,540

Attributable to:
Equity holders of the parent and other holders of equity instruments	(258)	(434)	1,652
Non-controlling interests	316	(396)	(112)
	58	(830)	1,540

The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A.    6

2014 Consolidated Financial Statements

Consolidated statements of changes in equity for the years ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 12)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available- for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2013	4,551	460	(544)	2,466	984	22,517	94	(37)	(31)	(9,275)	21,185	6,297	27,482
Profit for the year	—	—	—	—	—	3,001	—	—	—	—	3,001	251	3,252
Other comprehensive loss	—	—	—	—	—	(121)	(39)	(297)	55	(2,857)	(3,259)	65	(3,194)

Total comprehensive income	—	—	—	—	—	2,880	(39)	(297)	55	(2,857)	(258)	316	58

Dividends distribution (Note 12)	106	—	—	—	—	(2,138)	—	—	—	—	(2,032)	(406)	(2,438)
Net movement in treasury shares	—	—	(1,042)	—	—	(113)	—	—	—	—	(1,155)	—	(1,155)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	(307)	—	—	—	—	(307)	2,965	2,658
Undated Deeply Subordinated Securities and notes mandatorily convertible (Note 12)	—	—	—	3,885	—	(129)	—	—	—	—	3,756	—	3,756
Other movements	—	—	—	—	—	(74)	—	—	—	—	(74)	2	(72)
Financial position at December 31, 2014	4,657	460	(1,586)	6,351	984	22,636	55	(334)	24	(12,132)	21,115	9,174	30,289

Financial position at December 31, 2012	4,551	460	(788)	—	984	19,569	36	(715)	(7)	(3,629)	20,461	7,200	27,661
Profit for the year	—	—	—	—	—	4,593	—	—	—	—	4,593	376	4,969
Other comprehensive loss	—	—	—	—	—	(48)	58	678	(24)	(5,691)	(5,027)	(772)	(5,799)

Total comprehensive loss	—	—	—	—	—	4,545	58	678	(24)	(5,691)	(434)	(396)	(830)

Dividends distributions (Note 12)	—	—	—	—	—	(1,588)	—	—	—	—	(1,588)	(739)	(2,327)
Net movement in treasury shares	—	—	244	—	—	(92)	—	—	—	—	152	—	152
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	66	—	—	—	45	111	238	349
Undated Deeply Subordinated Securities (Note 12)	—	—	—	2,466	—	—	—	—	—	—	2,466	—	2,466
Other movements	—	—	—	—	—	17	—	—	—	—	17	(6)	11
Financial position at December 31, 2013	4,551	460	(544)	2,466	984	22,517	94	(37)	(31)	(9,275)	21,185	6,297	27,482

Financial position at December 31, 2011	4,564	460	(1,782)	—	984	19,374	38	154	7	(2,163)	21,636	5,747	27,383
Profit for the year	—	—	—	—	—	3,928	—	—	—	—	3,928	475	4,403
Other comprehensive loss	—	—	—	—	—	(112)	(2)	(870)	(14)	(1,278)	(2,276)	(587)	(2,863)

Total comprehensive income	—	—	—	—	—	3,816	(2)	(870)	(14)	(1,278)	1,652	(112)	1,540

Dividends distributions (Note 12)	71	—	—	—	—	(2,907)	—	—	—	—	(2,836)	(442)	(3,278)
Net movement in treasury shares	—	—	(327)	—	—	(299)	—	—	—	—	(626)	—	(626)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	1,170	—	1	—	(188)	983	1,800	2,783
Capital reduction	(84)	—	1,321	—	—	(1,237)	—	—	—	—	—	—	—
Other movements	—	—	—	—	—	(348)	—	—	—	—	(348)	207	(141)
Financial position at December 31, 2012	4,551	460	(788)	—	984	19,569	36	(715)	(7)	(3,629)	20,461	7,200	27,661

The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A.    7

2014 Consolidated Financial Statements

Telefónica Group

Consolidated statements of cash flows for the years ended December 31

Millions of euros	NOTES	2014	2013	2012
Cash flows from operating activities
Cash received from customers		61,522	69,149	75,962
Cash paid to suppliers and employees		(45,612)	(50,584)	(55,858)
Dividends received		48	49	85
Net interest and other financial expenses paid		(2,578)	(2,464)	(2,952)
Taxes paid		(1,187)	(1,806)	(2,024)
Net cash from operating activities	(Note 20)	12,193	14,344	15,213

Cash flows from investing activities
Proceeds on disposals of property, plant and equipment and intangible assets		340	561	939
Payments on investments in property, plant and equipment and intangible assets		(9,205)	(9,674)	(9,481)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		3,615	260	1,823
Payments on investments in companies, net of cash and cash equivalents acquired		(5,020)	(398)	(37)
Proceeds on financial investments not included under cash equivalents		302	50	30
Payments on financial investments not included under cash equivalents		(247)	(386)	(834)
Proceeds (payments) on placements of cash surpluses not included under cash equivalents		217	(314)	(318)
Government grants received		30	1	1
Net cash used in investing activities	(Note 20)	(9,968)	(9,900)	(7,877)

Cash flows from financing activities
Dividends paid	(Note 12)	(2,328)	(2,182)	(3,273)
Transactions with equity holders		(427)	65	656
Operations with other equity holders	(Note 12)	3,713	2,466	—
Proceeds on issue of debentures and bonds, and other debts	(Note 13)	4,453	5,634	8,090
Proceeds on loans, borrowings and promissory notes		4,290	3,231	6,002
Cancellation of debentures and bonds, and other debts	(Note 13)	(5,116)	(5,667)	(4,317)
Repayments of loans, borrowings and promissory notes		(8,604)	(6,232)	(8,401)
Payments on financed spectrum licenses		(22)	—	—
Net cash used in financing activities	(Note 20)	(4,041)	(2,685)	(1,243)
Effect of changes in exchange rates		(1,616)	(1,468)	(382)
Effect of changes in consolidation methods		(16)	(161)	1
Net increase (decrease) in cash and cash equivalents during the year		(3,448)	130	5,712
CASH AND CASH EQUIVALENTS AT JANUARY 1		9,977	9,847	4,135
CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	6,529	9,977	9,847

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION

BALANCE AT JANUARY 1		9,977	9,847	4,135
Cash on hand and at banks		7,834	7,973	3,411
Other cash equivalents		2,143	1,874	724
BALANCE AT DECEMBER 31	(Note 13)	6,529	9,977	9,847
Cash on hand and at banks		4,912	7,834	7,973
Other cash equivalents		1,617	2,143	1,874

The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated statements of cash flows.

Telefónica, S.A.    8

2014 Consolidated Financial Statements

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2014

Note 1. Background and general information

Telefónica, S.A. and its subsidiaries and investees (“Telefónica”, “the Company”, the “Telefónica Group” or “the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, Pay TV and other digital services.

The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Appendix VI lists the main companies composing the Telefónica Group, their corporate purpose, country, functional currency, share capital, the Group’s effective shareholding and their method of consolidation.

The website www.telefonica.com provides more information about the organizational structure of the Group, the sectors in which it operates and the products it offers.

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

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2014 Consolidated Financial Statements

Note 2. Basis of presentation of the consolidated financial statements

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standards Board (IASB), to give a true and fair view of the consolidated equity and financial position at December 31, 2014, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded. The euro is the Group’s reporting currency.

The accompanying consolidated financial statements for the year ended December 31, 2014 were approved by the Company’s Board of Directors at its meeting on February 23, 2015 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

Materiality criteria

These consolidated financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group consolidated financial statements, taken as a whole, are concerned.

Comparative information and main changes in the consolidation scope

For comparative purposes, the accompanying consolidated financial statements for 2014 include the figures for 2013, and in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, on a voluntary basis, those of 2012.

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2014 Consolidated Financial Statements

The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2014 and 2013 (see Appendix I for a more detailed explanation of the changes in consolidation scope) are as follows:

a) Exchange rate regime in Venezuela

On February 8, 2013, the Venezuelan bolivar was devalued from 4.3 bolivars per U.S. dollar to 6.3 bolivars per U.S. dollar.

The exchange rate of 6.3 bolivars per U.S. dollar was used in the translation of the financial information of Venezuelan subsidiaries for the whole year 2013.

During 2014, by virtue of certain Exchange Agreements the allocations conducted through the Complementary System for Administration of Foreign Currency (SICAD I), to which Telefónica Venezuela had access for imports, were expanded and, in addition, a new exchange mechanism with a more widespread use was put in place, called SICAD II.

The exchange rates resulting in the last allocations of SICAD I and SICAD II before December 31, 2014 were 12 and 49.988 bolívares per U.S. dollar, respectively.

In the absence of SICAD I auctions since mid-October 2014, and the lack of expectations of new auctions close to 2014 year-end, in a macroeconomic context aggravated by the fall of the oil price, the Company has decided to take as a reference the rate resulting in the allocations conducted through SICAD II for translating the financial statements of the Venezuelan subsidiaries. The Company has considered that it is the most representative among the available official exchange rates at 2014 year-end for the monetary translation of the accounting figures of transactions, cash flows and balances.

The main impacts of using this new exchange rate in the Telefónica Group’s consolidated financial statements as of December 31, 2014 were as follows:

•	A decrease in Equity, within the caption “Translation differences”, of approximately 2,950 million euros (see Note 12.f) as a combined result of the translation to euros at the new exchange rate partially offset by the impact in equity of the inflation adjustment for the period.

•	As part of the decrease mentioned in the preceding paragraph, the value in euros of the net financial assets denominated in bolivars decreased by approximately 2,700 million euros, as per the balance as of December 31, 2014.

•	The results from the Telefónica’s subsidiaries in Venezuela have been translated at the new exchange rate. This implies a reduction in Operating income before depreciation and amortization (OIBDA) and profit for the year of, approximately, 1,730 and 660 million euros, respectively.

b) Acquisition of E-Plus

Telefónica finalized the E-Plus Mobilfunk GmbH &Co KG (E-Plus) purchase on October 1, 2014, once the approval of the European Commission was obtained and the share capital increase by Telefónica Deutschland Holding, A.G. to finance the operation was completed.

Following the acquisition of E-Plus, the Telefónica Group’s stake in Telefónica Deutschland Holding, A.G. decreased from 76.83% to 62.1%. The Group consolidates E-Plus from October 1, 2014 using the full consolidation method.

The purchase consideration amounts to 7,463 million euros. The fair value of the assets acquired and the liabilities assumed was 7,460 and 1,683 million euros, respectively. The goodwill generated on the transaction amounts to 1,686 million euros (see Note 5).

c) Recording of the investment in Telecom Italia, S.p.A.

Telefónica, S.A.’s shareholding in Telco, S.p.A., (holding company of our investment in Telecom Italia, S.p.A.), previously accounted for using the equity method (see Note 9), was classified as an available-for-sale

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2014 Consolidated Financial Statements

financial asset under “Non-current financial assets” (see Note 13), as of December 31, 2014, as it was considered that Telefónica ceased to have significant influence in its indirect stake in Telecom Italia, S.p.A.

The impact of this reclassification, together with the contribution of Telco, S.p.A. to results for the year, led to a negative impact of 464 million euros in 2014 under the heading “Share of loss of investments accounted for by the equity method”.

In 2013, the negative impact of Telco, S.p.A. on “Share of loss of investments accounted for by the equity method” was 267 million euros.

d) Sale of ownership interest in Telefónica Czech Republic, a.s.

On November 5, 2013 Telefónica reached an agreement to sell 65.9% of Telefónica Czech Republic, a.s. to PPF Group N.V.I. for an equivalent of approximately 2,467 million euros in cash at the date of the agreement.

As a result of the transaction, a loss was recognized for the 176 million-euro adjustment to the value of the assets assigned to Telefónica Czech Republic, under “Other expenses” in the consolidated income statement for 2013 (see Note 18).

Consolidated assets and liabilities subject to this transaction were classified under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively, in the consolidated statement of financial position at December 31, 2013. Their composition is as follows:

Millions of euros	12/31/2013
Non-current assets	3,436
Current assets	412
Non-current liabilities	280
Current liabilities	436

The transaction was completed in January 2014, once the pertinent regulatory authorization was obtained, and the entity was removed from the consolidation scope as of January 1, 2014. The impact to Equity attributable to non-controlling interests is a 666 million euros decrease (see Note 12.h).

Subsequent to this transaction, Telefónica held a 4.9% stake in the company, which in turn was sold in October 2014 for 160 million euros.

e) Sale of ownership interest in Telefónica Ireland, Ltd.

In June 2013 Telefónica reached an agreement with Hutchison Whampoa Group for the sale of Telefónica’s 100% participation in Telefónica Ireland, Ltd. for 850 million euros, including an initial cash consideration of 780 million euros to be paid at the closing of the transaction, and an additional deferred payment of 70 million euros to be settled based on the completion of agreed financial objectives.

Consolidated assets and liabilities subject to this transaction have been classified under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively, in the consolidated statement of financial position at December 31, 2013. Their composition is as follows:

Telefónica, S.A.     12

2014 Consolidated Financial Statements

Millions of euros	12/31/2013
Non-current assets	836
Current assets	191
Non-current liabilities	35
Current liabilities	171

The sale was concluded on July 15, 2014, once the pertinent regulatory authorizations were obtained.

Key performance indicators

The Group uses a series of indicators in its decision-making which it considers provide a better indication of its performance. These indicators, different from accounting measures, are as follows:

Operating income before depreciation and amortization (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding depreciation and amortization from operating income. OIBDA is considered to be more important for investors as it provides a gauge of segment operating performance and profitability using the same measures utilized by management. This metric also allows for comparisons with other companies in the telecommunications sector without consideration of their asset structure.

OIBDA is used to track the performance of the business and to establish operating and strategic targets. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as an alternative to operating income as a measurement of operating results or as an alternative to cash flows from operating activities as a measurement of liquidity.

The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2014, 2013 and 2012:

Millions of euros	2014	2013	2012
OIBDA	15,515	19,077	21,231
Depreciation and amortization	(8,548)	(9,627)	(10,433)
Operating income	6,967	9,450	10,798

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2014 Consolidated Financial Statements

The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2014, 2013 and 2012:

2014

Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other and eliminations	Total Group
OIBDA	5,671	1,744	733	3,543	4,068	(244)	15,515
Depreciation and amortization	(1,805)	(1,121)	(1,426)	(1,762)	(2,034)	(400)	(8,548)
Operating income	3,866	623	(693)	1,781	2,034	(644)	6,967
2013
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other and eliminations	Total Group
OIBDA	6,340	1,637	1,308	3,940	5,531	321	19,077
Depreciation and amortization	(1,903)	(1,016)	(1,231)	(2,109)	(2,524)	(844)	(9,627)
Operating income	4,437	621	77	1,831	3,007	(523)	9,450
2012
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other and eliminations	Total Group
OIBDA	6,815	1,602	1,351	5,161	5,983	319	21,231
Depreciation and amortization	(2,063)	(995)	(1,233)	(2,318)	(2,762)	(1,062)	(10,433)
Operating income	4,752	607	118	2,843	3,221	(743)	10,798

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2014 Consolidated Financial Statements

Debt indicators

The following table presents the reconciliation between the Telefónica Group’s gross financial debt, net financial debt and net debt at December 31, 2014, 2013 and 2012:

Millions of euros	12/31/2014	12/31/2013	12/31/2012
Non-current interest-bearing debt	50,688	51,172	56,608
Current interest-bearing debt	9,094	9,527	10,245
Gross financial debt	59,782	60,699	66,853
Non-current trade and other payables	1,276	1,145	1,639
Current trade and other payables	210	99	145
Non-current financial assets	(6,267)	(4,468)	(5,605)
Trade and other receivables	(453)	—	—
Current financial assets	(2,932)	(2,117)	(1,926)
Cash and cash equivalents	(6,529)	(9,977)	(9,847)
Net financial debt	45,087	45,381	51,259
Net commitments related to employee benefits	1,976	2,270	2,036
Net debt	47,063	47,651	53,295

Net financial debt is calculated from gross financial debt by including certain amounts of the current and non-current line items “Trade and other payables” for 1,486 million euros, and subtracting 6,529 million euros of “Cash and cash equivalents”, 2,932 million euros of “Current financial assets”, 453 million euros of “Trade and other receivables” with a maturity of less than one year and 6,267 million euros of certain investments in financial assets with a maturity of over one year, included in the consolidated statement of financial position under “Non-current financial assets”. Net financial debt does not include non-current financial assets that cover net commitments related to employee benefits, even though they are included in the net commitments related to employee benefits (see Note 13.a). After adjustment for these items, net financial debt at December 31, 2014 amounted to 45,087 million euros, a decrease of 0.6% from 2013 (45,381 million euros at December 31, 2013).

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2014 Consolidated Financial Statements

Note 3. Accounting policies

As stated in Note 2, the Group’s consolidated financial statements have been prepared in accordance with IFRSs and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC) as endorsed by the European Commission for use in the European Union (IFRSs – EU).

Accordingly, only the most significant accounting policies used in preparing the accompanying consolidated financial statements, in light of the nature of the Group’s activities, are set out below, as well as the accounting policies applied where IFRSs permit a policy choice, and those that are specific to the sector in which the Group operates.

a) Hyperinflationary economies

Venezuela is considered as a hyperinflationary economy since 2011. The inflation rates used to prepare the restated financial information are those published by the Central Bank of Venezuela, or the best estimate in case the definitive index is not available. On an annual basis, these rates are 64.1% and 56.2% for 2014 and 2013, respectively.

b) Translation methodology

The income statements and statements of cash flows of the Group’s foreign subsidiaries (except Venezuela) were translated into euros at the average exchange rates for the year.

c) Goodwill

After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Goodwill is recognized as an asset denominated in the currency of the company acquired and is tested for impairment annually or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date.

d) Intangible assets

Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis according to the following:

•	Expenditures incurred in developing new products to be available for sale or use within the Group’s own network, and whose future economic viability is reasonably certain (“Development costs”), are amortized on a straight-line basis over the period during which the related development project is expected to generate economic benefits, upon its completion.

•	Licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group (“Service concession arrangements and licenses”) are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.

•	The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of this type of assets in a third-party transaction for consideration (“Customer base”) are amortized on a straight-line basis over the estimated period of the customer relationship.

•	Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.

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2014 Consolidated Financial Statements

e) Property, plant and equipment

Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value.

Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenue under the concept “Own work capitalized” of the line item “Other income”.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets for the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to the condition necessary for their intended use or sale.

The Group’s subsidiaries depreciate their property, plant and equipment, from the time they can be placed in service, amortizing the cost of the assets, net of their residual values on a straight-line basis over the assets’ estimated useful lives, which are calculated in accordance with technical studies that are revised periodically in light of technological advances and the rate of dismantling, as follows:

Years of estimated useful life
Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10

f) Impairment of non-current assets

Non-current assets, including goodwill and intangible assets are assessed at each reporting date for indicators of impairment. Wherever such indicators exist, or in the case of assets which are subject to an annual impairment test, recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. The projected cash flows, based on strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.

g) Lease agreements

The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the use of the asset.

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group.

h) Investment in associates and joint arrangements

The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information.

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2014 Consolidated Financial Statements

The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation.

i) Financial assets and liabilities

Financial investments

All regular way purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset.

Financial assets which the Group intends to hold for an indefinite period of time and could be sold at any time in response to needs for liquidity requirements or in response to changes in market conditions are classified as available-for-sale. These investments are presented as non-current assets, unless it is probable and feasible that they will be sold within 12 months.

Derivative financial instruments and hedge accounting

When the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. In this respect, transactions used to reduce the exchange rate risk of income contributed by foreign subsidiaries are not treated as hedging transactions.

j) Inventories

Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.

k) Pensions and other employee obligations

Provisions required to cover the accrued liability for defined-benefit pension plans are determined using “the projected unit credit” actuarial valuation method. The calculation is based on demographic and financial assumptions determined at a country level, and in consideration of the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value.

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.

l) Revenue and expenses

The Telefónica Group revenues are derived principally from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other digital services such as Pay TV and value-added services (text or data messages, among others) or maintenance. Products and services may be sold separately or bundled in promotional packages.

Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both wireline and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue presented in “Trade and other payables” on the statement of financial position. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is recognized directly in the income statement when the card expires as the Group has no obligation to provide service after expiry date.

Revenues from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.

Connection fees arising when customers connect to the Group’s network are deferred and recognized in the income statement throughout the average estimated customer relationship period, which varies by type of service. All related costs, except those related to network expansion, as well as administrative expenses and overhead, are recognized in the income statement as incurred.

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2014 Consolidated Financial Statements

Installation fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are consumed.

Interconnection revenues from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

For bundled packages that include multiple elements sold in the wireline, wireless, internet and television businesses it is determined whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values (i.e. the fair value of each element relative to the total fair value of the package).

As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable elements in these types of packages, any revenues received from the customer for these items are allocated to the remaining elements. Additionally, when allocating the package revenue to the elements, amounts contingent upon delivery of undelivered elements are not allocated to delivered elements.

All expenses related to bundled promotional packages are recognized in the income statement as incurred.

m) Use of estimates

The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position. Accordingly, sensitivity analyses are disclosed for the most relevant situations (see notes 7 and 15).

Property, plant and equipment, intangible assets and goodwill

The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

The decision to recognize an impairment loss involves developing estimates that include, among others, an analysis of the causes of the potential impairment, as well as its timing and expected amount. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes, which highlight the need to evaluate a possible impairment, are taken into account.

The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

Deferred income taxes

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings. Such recoverability ultimately depends on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections that are continuously updated to reflect the latest trends.

The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income

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2014 Consolidated Financial Statements

tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

Provisions

The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the statement of financial position date, including the opinions of independent experts such as legal or financial counsel.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.

Revenue recognition

Connection fees

Connection fees generated when customers connect to the Group’s network are deferred and recognized as revenue over the average estimated customer relationship period.

The estimate of the average customer relationship period is based on the recent history of customer churn. Potential changes in estimates could lead to changes in both the amount and timing of the future recognition of revenues.

Bundled offers

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.

Determining fair values for each identified element requires estimates that are complex due to the nature of the business.

A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, the date of recognition of revenues.

Exchange rate used to translate the financial statements of our Venezuelan subsidiaries

As of December 31, 2014, there are multiple exchange mechanisms and published exchange rates potentially available for translation of the financial statements of the Group’s Venezuelan subsidiaries.

We review, on a regular basis, the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. Assessment of the exchange rate that best reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at the closing date, and entails the use of assumptions and estimates and significant management judgment.

Due to inherent uncertainties in the estimates required to determine the appropriate exchange rate for the conversion of BsF-denominated financial statements, actual cash flows denominated in such currency may differ from the amounts currently recognized on the basis of our estimates, as a result of changes in currency laws or changes in exchange mechanisms or published exchange rates that may have a material impact on the conversion rate used for our Venezuelan subsidiaries’ financial statements, affecting the net monetary position of assets (liabilities) denominated in BsF.

n) New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2014 are consistent with those used in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2013, except for the application of new standards, amendments to standards and interpretations published by the IASB and the IFRIC, and adopted by the European Union, effective as of January 1, 2014, noted below:

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2014 Consolidated Financial Statements

•	IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. The application of these amendments has had no impact in the Group’s consolidated financial position or results.

•	IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The adoption of IFRIC 21 did not have a material financial impact in the Group’s consolidated financial position or results.

•	IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation (that was not contemplated on the original hedging documentation) of a derivative designated as a hedging instrument meets certain criteria: the novation is made pursuant to laws or regulations, a clearing counterparty becomes the new counterparty to each of the original parties and changes to the terms of the derivative are limited to those necessary to change the counterparty. The application of these amendments has had no impact on the Group’s consolidated financial position or results.

•	Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36 Impairment of Assets

These amendments remove the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed during the period. Accordingly, these amendments have been considered while making disclosures for impairment of non-financial assets in these consolidated financial statements.

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries –as well as investments in associates and joint ventures – at fair value through profit or loss. This amendment is not relevant to the Group, since none of the entities in the Group qualifies to be an investment entity under IFRS 10.

New standards and IFRIC interpretations issued but not effective as of December 31, 2014

At the date of authorization for issue of the accompanying consolidated financial statements, the following IFRS, amendments and IFRIC interpretations had been issued by the IASB, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to IFRS 2010-2012		July 1, 2014
Improvements to IFRS 2011-2013		July 1, 2014
Improvements to IFRS 2012-2014		January 1, 2016
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016

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2014 Consolidated Financial Statements

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016
Amendments to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
IFRS 15	Revenues from Contracts with Customers	January 1, 2017
IFRS 9	Financial instruments	January 1, 2018
Amendments to IFRS 7	Disclosures - Transition to IFRS 9	January 1, 2018

Based on the analyses made to date, the Group estimates that the adoption of most of these standards, amendments and improvements will not have a significant impact on the consolidated financial statements in the initial period of application. However, IFRS 15 is likely to have an impact in the timing and amount of revenue recognition in connection with certain bundled revenue transactions, The Group is currently assessing the impact of the application of this standard. Also, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial instruments carried out on or after January 1, 2018.

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2014 Consolidated Financial Statements

Note 4. Segment information

On February 26, 2014, the Board of Directors of Telefónica, S.A. approved the implementation of a new organizational structure completely focused on clients and which incorporates the digital offering as the main focus for commercial policies. The structure gives greater visibility to local operators, bringing them closer to the corporate decision-making center, simplifying the Group’s global structure and strengthening the transverse areas to improve flexibility and agility in decision making.

As a result of this organization, the new structure is made up of the following segments: Telefónica Spain, Telefónica Brazil, Telefónica Germany, Telefónica UK and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela and Central America, Ecuador and Uruguay). These segments include all information relating to wireline, wireless, cable, internet, television businesses and other digital services in accordance with each location. “Other companies and eliminations” includes the companies belonging to the transverse areas as well as other Group companies and eliminations in the consolidation process.

The Group’s segment information of years before 2014 were revised in the accompanying consolidated financial statements to reflect this new organization.

Segment reporting takes into account the impact of the purchase price allocation to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages borrowing activities and taxes centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses by reportable segments. In addition, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group segment. These adjustments have no impact on the Group’s consolidated results.

Inter-segment transactions are carried out at market prices.

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2014 Consolidated Financial Statements

Key segment information is as follows:

2014

Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
Revenues	12,023	7,062	5,522	11,231	13,155	1,384	50,377
External revenues	11,832	7,021	5,500	11,200	13,013	1,811	50,377
Inter-segment revenues	191	41	22	31	142	(427)	—
Other operating income and expenses	(6,352)	(5,318)	(4,789)	(7,688)	(9,087)	(1,628)	(34,862)
OIBDA	5,671	1,744	733	3,543	4,068	(244)	15,515
Depreciation and amortization	(1,805)	(1,121)	(1,426)	(1,762)	(2,034)	(400)	(8,548)
Operating income	3,866	623	(693)	1,781	2,034	(644)	6,967
Capital expenditures	1,732	755	849	2,933	2,842	337	9,448
Investments accounted for by the equity method	2	2	—	3	2	779	788
Fixed assets	14,057	11,173	16,703	21,795	14,922	2,157	80,807

Total allocated assets	18,520	14,105	21,186	28,570	21,800	18,118	122,299

Total allocated liabilities	9,599	4,740	6,645	8,898	14,480	47,648	92,010

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2014 Consolidated Financial Statements

2013 (*)

Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
Revenues	12,959	6,692	4,914	12,217	16,855	3,424	57,061
External revenues	12,734	6,652	4,876	12,186	16,736	3,877	57,061
Inter-segment revenues	225	40	38	31	119	(453)	—
Other operating income and expenses	(6,619)	(5,055)	(3,606)	(8,277)	(11,324)	(3,103)	(37,984)
OIBDA	6,340	1,637	1,308	3,940	5,531	321	19,077
Depreciation and amortization	(1,903)	(1,016)	(1,231)	(2,109)	(2,524)	(844)	(9,627)
Operating income	4,437	621	77	1,831	3,007	(523)	9,450
Capital expenditures	1,529	1,385	666	2,127	3,118	570	9,395
Investments accounted for by the equity method	6	11	—	2	1	2,404	2,424
Fixed assets	14,191	10,781	9,143	20,648	16,071	2,188	73,022

Total allocated assets	18,895	13,144	11,682	27,324	24,432	23,385	118,862

Total allocated liabilities	9,258	4,051	3,213	8,294	16,177	50,387	91,380

(*)	Revised

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2014 Consolidated Financial Statements

2012 (*)

Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
Revenues	14,996	7,042	5,213	13,618	16,741	4,746	62,356
External revenues	14,725	6,922	5,186	13,585	16,638	5,300	62,356
Inter-segment revenues	271	120	27	33	103	(554)	—
Other operating income and expenses	(8,181)	(5,440)	(3,862)	(8,457)	(10,758)	(4,427)	(41,125)
OIBDA	6,815	1,602	1,351	5,161	5,983	319	21,231
Depreciation and amortization	(2,063)	(995)	(1,233)	(2,318)	(2,762)	(1,062)	(10,433)
Operating income	4,752	607	118	2,843	3,221	(743)	10,798
Capital expenditures	1,692	748	609	2,444	2,988	977	9,458
Investments accounted for by the equity method	4	—	—	1	2	2,461	2,468
Fixed assets	14,618	10,636	9,713	24,743	17,327	8,025	85,062

Total allocated assets	19,848	13,451	11,701	33,926	26,793	24,054	129,773

Total allocated liabilities	10,623	3,161	2,718	10,212	17,811	57,587	102,112

(*)	Revised

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2014 Consolidated Financial Statements

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2014				2013				2012
Country	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
Spain	8,543	4,556	(1,076)	12,023	8,861	5,121	(1,023)	12,959	9,541	6,464	(1,009)	14,996
UK	—	7,062	—	7,062	—	6,692	—	6,692	242	6,800	—	7,042
Germany	1,138	4,375	9	5,522	1,235	3,673	6	4,914	1,363	3,845	5	5,213
Brazil	3,613	7,618	—	11,231	4,125	8,092	—	12,217	5,045	8,573	—	13,618
Hispanoamérica	3,604	9,578	(27)	13,155	4,272	13,020	(437)	16,855	4,424	12,724	(407)	16,741
Argentina	1,055	2,008	—	3,063	1,247	2,434	—	3,681	1,274	2,423	—	3,697
Chile	842	1,247	—	2,089	988	1,495	—	2,483	1,045	1,524	—	2,569
Peru	1,077	1,427	—	2,504	1,121	1,333	—	2,454	1,135	1,265	—	2,400
Colombia	629	1,090	—	1,719	652	1,053	—	1,705	695	1,070	—	1,765
Mexico	—	1,649	—	1,649	—	1,580	—	1,580	—	1,596	—	1,596
Venezuela and Central America	—	1,420	—	1,420	—	4,228	—	4,228	—	4,009	—	4,009
Remaining operators and segment eliminations	1	737	(27)	711	264	897	(437)	724	275	837	(407)	705
Other and inter-segment eliminations (1)				1,384				3,424				4,746

Total Group				50,377				57,061				62,356

Note: In some operating business of Telefónica Hispanoamérica segment, the breakdown of revenues presented allocating intercompany eliminations to fixed and mobile businesses. Therefore, the comparative information for the years 2013 and 2012 has been revised.

(1)	“Other and inter-segment eliminations” included in 2013 revenue in Czech Republic amounted to 1,818 million euros (2,010 million euros in 2012) and revenues in Ireland amounted to 556 million euros (629 million euros in 2012).

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2014 Consolidated Financial Statements

Note 5. Business combinations and acquisitions of non-controlling interests

Business combinations

Acquisition of E-Plus

On July 23, 2013 Telefónica, S.A. and its listed German subsidiary Telefónica Deutschland Holding, A.G. (Telefónica Deutschland) signed a contract (subsequently amended until a final version was produced on September 30, 2014) with Koninklijke KPN, N.V. (hereinafter, KPN), whereby Telefónica Deutschland undertook to buy up 100% of the shares of the German subsidiary of KPN, E-Plus Mobilfunk GmbH &Co. KG (E-Plus). In return KPN received a 24.9% holding in Telefónica Deutschland and a cash amount, which was established as 3,636 million euros.

In addition, in the context of this transaction, Telefónica, S.A. entered into an agreement with KPN to buy a 4.4% stake of Telefonica Deutschland for 1,300 million euros, and a call option agreement that will entitle Telefónica, S.A. to acquire an additional stake of up to 2.9% in this company, such right being exercisable on the first anniversary of the closing date at a strike price of up to 510 million Euros.

E-Plus dates back to 1993. It provides customers in Germany mainly with multi-brand mobile telecommunications services. The integration with Telefonica Deutschland notably reinforces the competitive position of Telefonica in the largest market in Europe, with around 47 million accesses, and implies significant value creation on synergies generation, particularly with respect to network, distribution and customer service, selling, general and administration as well as CapEx.

On July 2, 2014 the European Commission issued conditional authorization for Telefónica Deutschland to purchase E-Plus. Final authorization by the European Commission for the purchase of E-Plus was obtained on August 29, 2014.

On October 1, 2014, following the share capital increase by Telefónica Deutschland to finance the purchase of E-Plus, the latter was finally acquired by Telefónica Deutschland. Telefónica then purchased a 4.4% stake in Telefónica Deutschland from KPN, thereby reducing KPN’s stake in Telefónica Deutschland to 20.5%. The Telefónica Group considerers these two transactions together, as a single acquisition.

Following the acquisition of E-Plus, the Telefónica Group’s stake in Telefónica Deutschland fell from 76.83% to 62.1% (increased to 62.37% at December 31, 2014). The share capital increase at Telefónica Deutschland and this dilution of the Group’s percentage stake affected the “Equity attributable to non-controlling interests” in the amount of 3,615 million euros (see Note 12.h).

The fair value of the ordinary shares of Telefonica Deutschland delivered to KPN as part of payment was calculated on the basis of their opening price at the date of closing of the operation (October 1, 2014). As a result of the difference between the fair value and the carrying amount of Telefónica Deutschland’s net assets, the dilution of the Group’s percentage stake had an adverse effect on “Equity attributable to the parent company” in the amount of 307 million euros, under “Retained earnings”.

The following table sets out the consideration paid, the fair values of the assets and liabilities identified at the time of purchase, and the goodwill generated. At the time these consolidated financial statements were drawn up, the purchase price allocation process had not been completed, and thus changes may be made to the fair values of the assets and liabilities, particularly the licenses for the use of spectrum, for which there are certain pending regulatory analyses (see Appendix VII). In addition, the final adjustment to the cash consideration, based on the determination of working capital and net debt as established in the aforementioned share purchase agreement, has not yet been completed.

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2014 Consolidated Financial Statements

Million euros
Cash payment	4,936
Fair value of the T. Deutschland shares purchased by KPN	2,527
Consideration paid	7,463
Intangible assets	4,328
Customer relationships	2,718
Frequency usage rights	1,342
Other intangible assets	268
Property, plant and equipment	1,931
Inventories	21
Trade and other receivables	677
Other financial assets	19
Other non-financial assets	93
Cash and cash equivalents	396
Deferred revenue	(220)
Provisions	(254)
Interest-bearing debt	(505)
Current trade and other payables	(709)
Fair value of net assets	5,777
Goodwill (Note 7)	1,686

Frequency usage rights were valued using the Greenfield method, which consists of the valuation of a hypothetical newly created company that starts its business with no assets except the asset being measured. The cash flows attributable to the build-up and operation of the company are determined and discounted to the present value.

Customer relationships were valued using the MEEM (“Multiple Excess Earnings Method”), which is based on calculating the discounted cash flows reflecting the economic benefits attributable to the customer base after consideration of all value contributions of other assets.

The detail of the fair value of trade and other receivables is as follows:

Millions of euros	Gross amount	Impairment	Preliminary fair value
Trade receivables	797	(164)	633
Other receivables	44	—	44

Total trade and other receivables	841	(164)	677

The Group consolidates E-Plus as of October 1, 2014 using the full consolidation method. Had the acquisition occurred on January 1, 2014, the Telefónica Group’s revenues and profit for the year would have reached approximately 52,640 and 2,798 million euros, respectively.

At the date of the operation, tax-deductible goodwill in Germany amounted to 1,252 million euros. Differences between applicable IFRS and tax rules create a difference between the accounting goodwill and the tax deductible goodwill, and consist consists mainly of the different dates used to consider the acquisition of the company, the determination of the purchase price and the allocation of the purchase price.

Transactions with non-controlling interests

2014

No material transactions with non-controlling interests were carried out that were significant for the Group in 2014, except for those detailed above regarding the E-Plus acquisition.

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2014 Consolidated Financial Statements

2013

Sale of 40% of the stake in Telefónica’s subsidiaries in Guatemala, El Salvador, Nicaragua and Panama

In April 2013 Telefónica reached an agreement with Corporación Multi Inversiones to sell 40% of Telefónica’s stake in its subsidiaries in Guatemala, El Salvador, Nicaragua and Panama, through Telefónica Centroamérica Inversiones, S.L.

The closing of the transaction was on August 2, 2013, upon the fulfillment of the sale conditions. The value of the sale amounted to 500 million U.S. dollars (equivalent to 377 million euros on the date of closing of the sale), plus payment of an additional variable amount of up to 72 million U.S. dollars, depending to the evolution and operational performance of the transferred assets.

The Telefónica Group maintains control of these companies, and therefore the transaction had no impact on the consolidated income statement at its completion, as it is a transaction with non-controlling interests. The impact of this transaction on the consolidated equity was a 111 million euros increase in “Equity attributable to equity holders of the parent and other holders of equity instruments”, and a 283 million euros increase in “Equity attributable to non-controlling interests”.

2012

Restructuring of the wireline and wireless businesses in Colombia

In 2012, Telefónica Móviles Colombia, S.A. (a wholly-owned subsidiary of the Telefónica Group), the Colombian National Government and Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by the Telefónica Group and 48% by the Colombian government) signed an agreement to restructure their wireline and wireless businesses in Colombia, which culminated in the merger the two companies. Telefónica obtained 70% shareholding in the resulting company and the Colombian government obtained the remaining 30% shareholding.

Public offering of shares in Telefónica Deutschland Holding, A.G.

On October 29, 2012, the public offering of shares of the subsidiary Telefónica Deutschland Holding, A.G. was finalized, corresponding to 23.17% of the capital of that company.

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2014 Consolidated Financial Statements

Note 6. Intangible assets

The composition of and movements in net intangible assets in 2014 and 2013 are as follows:

Millions of euros	Balance at 12/31/2013	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/2014
Service concession arrangements and licenses	12,034	1,294	(1,154)	—	31	58	1,342	—	13,605
Software	3,044	665	(1,432)	(5)	632	(143)	144	—	2,905
Customer base	1,022	—	(349)	—	(47)	22	2,718	—	3,366
Other intangible assets	1,487	40	(256)	(4)	12	30	121	—	1,430
Intangible assets in process	961	389	—	—	(314)	8	3	—	1,047

Total intangible assets	18,548	2,388	(3,191)	(9)	314	(25)	4,328	—	22,353

Millions of euros	Balance at 12/31/2012	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/2013
Service concession arrangements and licenses	13,545	1,223	(1,116)	—	(406)	(1,212)	—	—	12,034
Software	3,529	717	(1,701)	(8)	709	(202)	—	—	3,044
Customer base	1,932	1	(415)	—	(360)	(136)	—	—	1,022
Other intangible assets	1,839	66	(216)	(8)	(86)	(108)	—	—	1,487
Intangible assets in process	1,233	302	—	(2)	(561)	(11)	—	—	961

Total intangible assets	22,078	2,309	(3,448)	(18)	(704)	(1,669)	—	—	18,548

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2014 Consolidated Financial Statements

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2014 and 2013 are as follows:

Balance at 12/31/2014

Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	22,297	(8,692)	—	13,605
Software	14,168	(11,260)	(3)	2,905
Customer base	5,974	(2,606)	(2)	3,366
Other intangible assets	3,647	(2,212)	(5)	1,430
Intangible assets in process	1,046	—	1	1,047
Intangible assets	47,132	(24,770)	(9)	22,353

Balance at 12/31/2013

Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	19,763	(7,729)	—	12,034
Software	14,320	(11,259)	(17)	3,044
Customer base	4,257	(3,235)	—	1,022
Other intangible assets	3,433	(1,938)	(8)	1,487
Intangible assets in process	962	—	(1)	961
Intangible assets	42,735	(24,161)	(26)	18,548

“Inclusion of companies” in 2014 corresponds to the acquisition of E-Plus (see Note 5).

Outstanding among “Additions” in 2014 is the acquisition by Telefónica Brasil of a LTE block in the 700 MHz band, for 889 million euros. Additions in 2014 include also LTE licenses acquired by the Telefonica operating companies in Argentina, Colombia, Panama, Venezuela and Nicaragua, for 405 million euros.

“Additions” in 2013 include Telefónica UK Ltd.’s acquisition of two 10 MHz blocks in the 800 MHz spectrum band for 719 million euros.

The spectrum licenses in the 800 MHz and 900 MHz acquired by Telefónica Móviles España in 2011 for 793 million euros are recognized under “Intangible assets in process” as their availability will begin in 2015.

The net balance of “Transfers and others” for 2013 primarily includes the reclassification to “Non-current assets held for sale” of the intangible assets of Telefónica Ireland and Telefónica Czech Republic (see Note 2).

Details of the principal concessions and licenses with which the Group operates are provided in Appendix VII.

“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 2,119 million euros and 1,951 million euros at December 31, 2014 and 2013, respectively (1,133 million euros and 1,071 million euros, respectively, net of the related accumulated amortization).

The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

Telefónica, S.A.     32

2014 Consolidated Financial Statements

Note 7. Goodwill

The movement in this heading assigned to each Group segment was the following:

2014

Millions of euros	Balance at 12/31/13	Acquisitions	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/14
Telefónica Spain	3,332	—	—	—	3,332
Telefónica Brazil	8,392	—	—	15	8,407
Telefónica Germany	2,779	1,686	(4)	—	4,461
Telefónica United Kingdom	4,948	—	—	348	5,296
Telefonica Hispanoamérica	3,748	—	—	(383)	3,365
Others	235	1	—	14	250

Total	23,434	1,687	(4)	(6)	25,111

2013

Millions of euros	Balance at 12/31/12	Acquisitions	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/13
Telefónica Spain	3,332	—	—	—	3,332
Telefónica Brazil	10,056	—	—	(1,664)	8,392
Telefónica Germany	2,779	—	—	—	2,779
Telefónica United Kingdom	5,055	—	—	(107)	4,948
Telefónica Hispanoamérica	4,210	—	—	(462)	3,748
Others	2,531	2	(2,089)	(209)	235

Total	27,963	2	(2,089)	(2,442)	23,434

The amount in “Acquisitions” of the Telefónica Germany segment for 2014 corresponds to the acquisition of E-Plus (see Note 5).

The column “Transfers” in 2013 mainly includes the reclassification to “Non-current assets held for sale” of the goodwill allocated to Telefónica Ireland and Telefónica Czech Republic (see Note 2).

In order to test for impairment, goodwill has been allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Telefónica, S.A.     33

2014 Consolidated Financial Statements

	12/31/2014	12/31/2013
Telefónica Spain	3,332	3,332
Telefónica Brazil	8,407	8,392
Telefónica Germany	4,461	2,779
Telefónica United Kingdom	5,296	4,948
Telefónica Hispanoamérica	3,365	3,748
Chile	978	996
Peru	788	738
Mexico	558	554
Argentina	349	403
Others Telefónica Hispanoamérica	692	1,057
Others	250	235

TOTAL	25,111	23,434

The strategic plans of the various cash-generating units (CGU) to which goodwill is allocated are used to perform the impairment test at year-end. The process of preparing the CGUs’ strategic plans takes into consideration the current condition of each CGU’s market, analyzing the macroeconomic, competitive, regulatory and technological climate together with each CGU’s position in this context and the growth opportunities given the market projections and their competitive positioning. A growth target is then defined for each CGU in terms of market share, which is a critical factor when forecasting future revenues. The operating resources and fixed asset investments that need to be assigned in order to reach the growth target are estimated following a basic premise of boosting operating efficiency, with a view to increase operating cash flow over the life of the plan. In this process, the Group has also assessed the level of fulfillment of the strategic plans in the past.

Main assumptions used in calculating value in use

Value in use is calculated for the various CGUs based on the approved business plans and taking into account certain variables such as the OIBDA margin and the CAPEX ratio for non-current assets, expressed as a percentage of revenue, and discount and perpetuity growth rates. Following is a description of the principal variables considered for each CGU with significant goodwill (Brazil, Spain, Germany and United Kingdom).

OIBDA margin and long-term Capital Expenditure (CapEx)

The values obtained as described in the preceding paragraphs are compared with available data of our competitors in the geographical markets in which the Group operates. This analysis has identified that the OIBDA margin determined for the operations in Spain, Germany and United Kingdom is in line with the average for European peers, which stands at approximately 33%. With respect to the ratio of CapEx over revenues, over the term of the strategic plan, the Group’s European operators invest at a percentage of revenue that lies at the bottom end of the range for peers in the region. The OIBDA margin for Brazil is in line with the average for peers in emerging markets of approximately 36%. Over the term of the strategic plan, the Group’s operator in Brazil invests a percentage located in the lower range estimated as the average for its peers.

Discount rate

The discount rate, applied to measure free cash flow, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according the finance structure established for each CGU.

This rate is calculated using the capital asset pricing model (CAPM), which takes into account the asset’s systemic risk, and the impact of risks on cash flows not generated internally, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset. The data used in these calculations are obtained from independent and renowned external information sources.

Telefónica, S.A.     34

2014 Consolidated Financial Statements

The discount rates applied to the cash flow projections in 2014 and 2013 are as follows:

Discount rate in local currency	2014	2013
Spain	6.1%	6.3%
Brazil	10.9%	11.6%
United Kingdom	6.2%	6.1%
Germany	5.5%	5.3%

The main variation relates to Brazil, where a combination of a reduction in the systemic risk and an improvement in the terms of financing in U.S. dollars has contributed to the decrease in the discount rate.

Perpetuity growth rate

In all cases, impairment tests are performed using the projected cash flows estimated according to the strategic plans over a five-year period. Cash flow projections as from the sixth year are calculated using an expected constant growth rate, taking as the perpetuity growth rate consensus estimates among analysts for each business and country, based on the maturity of the industry depending on technology and the degree of development of each country. Each indicator is compared to the forecasted long-term GDP growth of each country and growth data from external sources, adjusted for any specific characteristics of the business.

The perpetuity growth rates applied to the cash flow projections in 2014 and 2013 are as follows:

Perpetuity growth rate in local currency	2014	2013
Spain	0.8%	0.8%
Brazil	4.8%	5.0%
United Kingdom	1.0%	1.0%
Germany	1.2%	1.1%

In the case of Brazil, although the perpetuity growth rate in nominal terms is above 3%, it is in line with the Brazilian Central Bank’s medium-term inflation target (4.5%, within a range of ±2 p.p.) and is below the analyst consensus forecasted near-term inflation rates of the Strategic Plan (approximately 5%-6%). Stripping out the difference in inflation between Brazil and the Eurozone, the equivalent rate in euros would be below 3% in both years.

Sensitivity to changes in assumptions

The Group carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test. For each CGU with significant goodwill (Brazil, Spain, Germany and United Kingdom) the following maximum increases or decreases, expressed in percentage points (p.p.) were assumed:

Telefónica, S.A.     35

2014 Consolidated Financial Statements

Changes in key assumptions, In percentage points (p.p.)	Germany Spain United Kingdom	Brazil
Financial variables
Discount rate	+/- 0.5	+/- 1
Perpetuity growth rates	+/- 0.25	+/- 0.5
Operating variables
OIBDA Margin	+/- 2	+/- 2
Ratio of CAPEX/Revenues	+/- 1	+/- 1

The sensitivity analysis performed at year-end 2014 indicates that there are no significant risks arising from reasonably possible changes in the financial and operating variables, considered individually. In other words, the Company considers that within the above ranges, reasonably wide, no impairment losses would be recognized over the carrying amounts of the CGUs with significant goodwill identified.

Telefónica, S.A.     36

2014 Consolidated Financial Statements

Note 8. Property, plant and equipment

The composition of and movement in the items comprising net “Property, plant and equipment” in 2014 and 2013 were the following:

Millions of euros	Balance at 12/31/13	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/14
Land and buildings	5,234	70	(468)	(43)	360	(131)	43	—	5,065
Plant and machinery	21,246	1,290	(4,349)	(22)	4,756	(814)	1,712	—	23,819
Furniture, tools and other items	1,328	178	(540)	(25)	382	(20)	8	—	1,311
PP&E in progress	3,232	5,522	—	(9)	(5,616)	(149)	168	—	3,148

Total PP&E	31,040	7,060	(5,357)	(99)	(118)	(1,114)	1,931	—	33,343

Millions of euros	Balance at 12/31/12	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/13
Land and buildings	6,049	51	(598)	(50)	119	(337)	—	—	5,234
Plant and machinery	23,213	1,565	(4,860)	(67)	3,059	(1,663)	—	(1)	21,246
Furniture, tools and other items	2,007	174	(721)	(27)	13	(114)	—	(4)	1,328
PP&E in progress	3,752	5,296	—	(8)	(5,426)	(382)	—	—	3,232

Total PP&E	35,021	7,086	(6,179)	(152)	(2,235)	(2,496)	—	(5)	31,040

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2014 and 2013 are as follows:

Balance at December 31, 2014

Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,493	(6,427)	(1)	5,065
Plant and machinery	92,061	(68,183)	(59)	23,819
Furniture, tools and other items	6,487	(5,165)	(11)	1,311
PP&E in progress	3,160	—	(12)	3,148

Total PP&E	113,201	(79,775)	(83)	33,343

Balance at December 31, 2013

Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,633	(6,398)	(1)	5,234
Plant and machinery	90,723	(69,420)	(57)	21,246
Furniture, tools and other items	6,487	(5,148)	(11)	1,328
PP&E in progress	3,255	—	(23)	3,232

Total PP&E	112,098	(80,966)	(92)	31,040

“Inclusion of companies” in 2014 corresponds to the acquisition of E-Plus (see Note 5).

Investment by Telefónica Spain in property, plant and equipment in 2014 and 2013 amounted to 1,500 and 1,182 million euros, respectively. Fiber optic was rolled out rapidly, and by year-end 2014 Telefónica Spain reached more than 10 million premises passed in Spain, and had invested more in LTE networks.

Telefónica, S.A.     37

2014 Consolidated Financial Statements

Investment by Telefónica UK in 2014 and 2013 amounted to 617 and 593 million euros, respectively. The increased investment in the UK was due to greater LTE coverage, which outdoor extends to the areas where 58% of the population is concentrated, and a network capacity ramped up to cope with denser 3G and 4G traffic.

Investment by Telefónica Germany in 2014 and 2013 amounted to 656 and 524 million euros, respectively. The operator continues to focus on its LTE roll-out strategy, securing 61% coverage in 2014 Telefónica Germany consolidated E-Plus as of October 1, 2014 (see Note 5).

Investment by Telefónica Brazil in 2014 and 2013 amounted to 1,798 and 1,674 million euros, respectively. The mobile segment featured a continuation of LTE roll-outs in 2014, improving network capacity, systems and applications. Investment in the fixed line network was used to expand roll-out of fiber optic, larger volumes of IPTV customers and corporate projects.

Investment by Telefónica Hispanoamérica in 2014 and 2013 amounted to 2,282 and 2,742 million euros, respectively. Higher levels of investment mainly focused on LTE roll-outs in practically all operations in the region. Investment was also allocated to the densification of the 3G network, optimization of fixed-mobile convergence systems, the continuation of ultra broad band (UBB) roll-out for fixed broadband by speed upgrades and network digitalization, television and digital initiatives.

“Disposals” mainly include the impact of the disposal by the Group of non-strategic assets (see Note 18).

The column “Transfers and others” in 2013 mainly includes the reclassification to “Non-current assets held for sale” of the property, plant and equipment of Telefónica Ireland and Telefónica Czech Republic (see Note 2).

The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. In addition, as part of its commercial activities and network roll-out, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 18.

Property, plant and equipment deriving from finance leases amounted to 419 million euros at December 31, 2014 (463 million euros at December 31, 2013). The most significant finance leases are disclosed in Note 22.

Telefónica, S.A.     38

2014 Consolidated Financial Statements

Note 9. Associates and joint ventures

The breakdown of amounts related to associates and joint ventures recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros
	12/31/14	12/31/13
Investments accounted for by the equity method	788	2,424
Loans to associates and joint ventures	16	1,281
Receivables from associates and joint ventures for current operations (Note 11)	43	85
Financial debt, associates and joint ventures	21	20
Payables to associates and joint ventures (Note 14)	724	578

Millions of euros
	2014	2013	2012
Share of (loss) of investments accounted for by the equity method	(510)	(304)	(1,275)
Revenue from operations with associates and joint ventures	472	524	535
Expenses from operations with associates and joint ventures	503	552	634
Financial income with associates and joint ventures	49	38	32
Financial expenses with associates and joint ventures	16	10	4

The Group has entered into factoring agreements in 2014 through the associate Telefónica Factoring España, S.A. amounting to 176 million euros (386 million euros in 2013).

The detail of the movement in investments in associates in 2014 and 2013 was the following:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/12	2,468
Additions	363
Disposals	(2)
Translation differences and other comprehensive income	(121)
Income (loss)	(304)
Dividends	(28)
Transfers and other	48
Balance at 12/31/13	2,424
Additions	382
Disposals	(697)
Translation differences and other comprehensive income	(20)
Income (loss)	(510)
Dividends	(34)
Transfers and other	(757)
Balance at 12/31/14	788

In November 2014 Telefónica, through its subsidiary Telefónica Internacional, S.A.U., sold shares representing 2.5% of the share capital of China Unicom (Hong Kong) Limited for 687 million euros at the exchange rate of the date of the transaction. Following this transaction, the remainder of Telefónica’s China

Telefónica, S.A.    39

2014 Consolidated Financial Statements

Unicom investment (equivalent to 2.51% of its share capital) was reclassified as an available-for-sale financial asset (see Note 13); nevertheless, a representative from Telefónica remains on China Unicom’s board of directors, and vice versa.

In July 2014 Telefónica officially purchased a further 22% of the share capital of Distribuidora de Televisión Digital, S.A. for 295 million euros. A payment of 30 million euros was also agreed in return for a waiver by Mediaset of preferential purchase rights to the stake held by Promotora de Informaciones, S.A. in this company (see Note 21).

On June 16, 2014 the three Italian shareholders who, together with Telefónica, S.A., form the shareholder structure of Telco, S.p.A., requested that a demerger process be initiated for this company in accordance with that established in the Shareholders’ Agreement. The implementation of this demerger process, approved at the Telco, S.p.A. General Shareholders’ Meeting on July 9, 2014, is subject to prior approval by the competition and telecommunication authorities where necessary, including those in Brazil and Argentina (see Note 21).

At a meeting on December 22, 2014, the Brazilian telecommunications regulator (ANATEL) approved the demerger on condition of suspension of Telefónica’s voting rights in Telecom Italia, S.p.A. and its subsidiaries, among certain other measures. Telefónica has agreed with the aforementioned suspension of voting rights and has offered the presentation of a formal statement to ANATEL in this regard. Therefore, on the same date Telefónica ceased to have significant influence through its indirect holding in Telecom Italia, S.p.A. and reclassified this investment as an available-for-sale financial asset (see Note 13). The quoted price of Telecom Italia, S.p.A. shares at the reference date was 0.89 euros per share. The impact of the value adjustment of the stake in Telco, S.p.A., together with its contribution to results for the year, led to a negative impact of 464 million euros in 2014 “Share of loss of investments accounted for by the equity method” (see Note 2).

As a result of the classification of the investment in Telco, S.p.A. as an available-for-sale financial asset, the bond of this company subscribed by Telefónica, S.A. (see Note 13), which amounted to 1,307 million euros at December 31, 2014, including principal and interest (1,258 million euros at December 31, 2013), was excluded from the breakdown of amounts related to associates and joint ventures at 2014 year end in the table above.

In 2013 Telefónica and the other Telco, S.p.A. shareholders established an agreement whereby Telefónica increased its ownership interest in Telco, S.p.A. through a cash contribution of 324 million euros. Likewise, in 2013 a valuation adjustment was recognized in respect of the stake held by Telco, S.p.A. in Telecom Italia, S.p.A. which, together with the contribution to results for the year, led to a negative impact of 267 million euros in 2013 under the heading “Share of loss of investments accounted for by the equity method” (see Note 2).

Telefónica, S.A.    40

2014 Consolidated Financial Statements

The breakdown of the main investments accounted for by the equity method and key financial highlights for the last 12-month period available at the time of preparation of the consolidated financial statements for 2014 and 2013 are as follows:

December 31, 2014

Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year	Carrying amount
DTS Distribuidora de Televisión Digital, S.A. (Spain)	44%	1,265	622	1,168	(210)	703
Other						85

TOTAL						788

December 31, 2013

Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year	Carrying amount
Telco, S.p.A. (Italy) (Note 21.b)	66%	3,001	2,416	—	(474)	390
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22%	1,381	528	1,166	(74)	434
China Unicom (Hong Kong) Limited	5.01%	61,320	35,389	34,775	1,227	1,539
Other						61

TOTAL						2,424

Telefónica, S.A.    41

2014 Consolidated Financial Statements

Note 10. Related parties

Significant shareholders

A summary of significant transactions between the Telefónica Group and the companies of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and those of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), significant shareholders of the Company with stakes in Telefónica, S.A. of 6.25% and 5.25%, respectively, at December 31, 2014, is as follows:

All of these transactions were carried out at market prices.

Millions of euros
2014	BBVA	La Caixa
Finance costs	26	2
Receipt of services	8	59
Other expenses	3	—

Total costs	37	61

Finance income	14	19
Dividends received(1)	14	N/A
Services rendered	61	95
Sale of goods	5	2
Other income	3	—

Total revenue	97	116

Finance arrangements: loans and capital contributions (borrower)	417	31
Guarantees	529	75
Commitments	32	67
Finance arrangements: loans and capital contributions (lender)	1,107	1,173
Dividends(2)	194	98
Other operations (factoring operations)	112	—

(1)	At December 31, 2014, Telefónica holds a 0.72% stake in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 13.a).
(2)	The shares received by la Caixa for the scrip dividend paid on December 2014 should be considered in addition to the amount included in this file.

Telefónica, S.A.    42

2014 Consolidated Financial Statements

Millions of euros
2013	BBVA	La Caixa
Finance costs	45	2
Receipt of services	19	57
Other expenses	1	—

Total costs	65	59

Finance income	35	8
Dividends received	14	N/A
Services rendered	68	78
Sale of goods	5	3
Other income	2	—

Total revenue	124	89

Finance arrangements: loans and capital contributions (borrower)	399	214
Guarantees	452	134
Commitments	32	69
Commitments/guarantees canceled	69	—
Finance arrangements: loans and capital contributions (lender)	1,626	1,671
Financial lease contracts (lessee)	5	—
Amortization or cancellation of credits and lease contracts (lessee)	13	—
Dividends	108	89
Other operations (factoring operations)	210	—

In addition, the nominal value of derivatives held with BBVA and la Caixa in 2014 amounted to 24,266 and 1,221 million euros, respectively (13,352 million euros held with BBVA and 1,200 million euros held with la Caixa in 2013). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying.

Other related parties

The most significant balances and transactions with associates and joint ventures are detailed in Note 9.

During the financial year to which these accompanying consolidated financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 21.f and Appendix II of these consolidated financial statements.

Certain members of Telefónica, S.A.’s Board of Directors are also board members of Abertis Infraestructuras, S.A., parent of Abertis. Telefónica has signed agreements with Abertis, through its subsidiary Abertis Tower, S.A.U., by virtue of which Telefónica Spain has sold 1,725 and 690 mobile phone towers in 2014 and 2013, respectively, generating a gain of 193 million euros in 2014 and a gain of 70 million euros in 2013.

An agreement has also been signed through which Abertis Tower, S.A.U. leases certain space in the aforesaid infrastructures for Telefónica Móviles España, S.A.U. to install its communications equipment.

Telefónica, S.A.    43

2014 Consolidated Financial Statements

Note 11. Trade and other receivables

The breakdown of this consolidated statement of financial position heading at December 31, 2014 and 2013 is as follows:

Millions of euros	Balance at 12/31/2014	Balance at 12/31/2013
Trade receivables billed	9,172	8,184
Trade receivables unbilled	2,529	2,258
Impairment of trade receivables	(2,757)	(2,598)
Receivables from associates and joint ventures (Note 9)	43	85
Other receivables	540	571
Short-term prepayments	1,079	1,140

Total	10,606	9,640

Public-sector net trade receivables at December 31, 2014 and 2013 amounted to 437 million euros and 577 million euros, respectively.

The movement in impairment of trade receivables in 2014 and 2013 is as follows:

Millions of euros
Impairment provision at December 31, 2012	3,196
Allowances	674
Amounts applied	(809)
Translation differences and other	(463)
Impairment provision at December 31, 2013	2,598
Allowances	808
Amounts applied	(801)
Inclusion of companies	152
Translation differences and other	—
Impairment provision at December 31, 2014	2,757

The balance of trade receivables billed net of impairment losses at December 31, 2014 amounted to 6,415 million euros (5,586 million euros at December 31, 2013), of which 4,162 million euros were not yet due (3,056 million euros at December 31, 2013).

Net balance of trade receivables billed of 207 million euros and 354 million euros are over 360 days due at December 31, 2014 and 2013, respectively. They are mainly with the public sector.

Telefónica, S.A.    44

2014 Consolidated Financial Statements

Note 12. Equity

a) Share capital and share premium

At December 31, 2014, Telefónica, S.A.’s share capital amounted to 4,657,204,330 euros and consisted of 4,657,204,330 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the London and Buenos Aires Stock Exchanges, and on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).

On December 9, 2014, the deed of a share capital increase of 106,179,744 euros was executed, during which 106,179,744 ordinary shares with a par value of 1 euro each were issued, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,657,204,330 euros subsequent to this increase.

With respect to authorizations given regarding share capital, on May 18, 2011, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum period of five years from that date, up to a maximum increase of 2,281,998,242.50 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, of any type permitted by the Law, with a fixed or variable premium, and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act.

Furthermore, on June 2, 2010, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

In addition, at the May 30, 2014 Shareholders’ Meeting, authorization was given for the Board of Directors to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, or debt instruments of similar category or hybrid instruments whatever may be the forms admitted in law, plain or, in the case of debentures, bonds and hybrid instruments convertible into shares of the Company and/or exchangeable for shares of any of the Group companies, or any other company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares of the Company, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset. The aggregated amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25,000 million or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. Also for purposes of the foregoing limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance that is approved under this delegation shall be taken into account.

Telefónica, S.A.    45

2014 Consolidated Financial Statements

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 2,604 million euros of profit in 2014.

The Company’s Board of Directors will submit the following proposed distribution of 2014 profit for approval at the Shareholders’ Meeting:

Millions of euros
Goodwill reserve	2
Voluntary reserves	812
Interim dividend	1,790

Total	2,604

b) Dividends

Dividends distribution in 2014 and capital increase

Approval was given at the Board of Directors’ Meeting of April 25, 2014 to pay a gross 0.40 euros dividend per outstanding share against 2014 profit. This dividend was paid on May 7, 2014 for a gross amount of 1,790 million euros.

In accordance with Article 277 of the Corporate Enterprises Act, the following table presents the mandatory statement of accounts prepared to confirm the existence of sufficient liquidity to pay the dividend at the date of its approval.

Liquidity statement	Millions of euros
Income from January 1 through March 31, 2014	3,177
Mandatory appropriation to reserves	—
Distributable income	3,177
Proposed interim dividend (maximum amount)	1,820

Cash position
Funds available for distribution:
Cash and cash equivalents	4,135
Unused credit facilities	4,397
Proposed interim dividend (maximum amount)	1,820
Difference	6,712

The Telefónica Group manages its liquidity risks (see Note 16) in order to have cash available for 2015.

At its meeting held on November 14, 2014, the Executive Commission of Telefonica, S.A.’s Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend, approved by the Annual General Shareholder´s Meeting held on May 30, 2014.

Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of fifteen calendar days. Once this trading period ended, the shareholders of 15.8% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on December 8, 2014, representing an impact in equity of 242 million euros.

The shareholders of 84.2% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Nevertheless, Telefónica, S.A. has waived the subscription of new shares corresponding to its treasury shares, so the final number of shares issued in the capital increase was 106,179,744 shares with a nominal value of 1 euro each.

Dividends distribution in 2013

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2014 Consolidated Financial Statements

At its meeting of May 31, 2013, Telefónica, S.A.’s Board of Directors resolved to pay a dividend with a charge to unrestricted reserves of a fixed gross 0.35 euros per outstanding share carrying dividend rights. This dividend was paid in full on November 6, 2013, and the total amount paid was 1,588 million euros.

Dividends distribution in 2012 and capital increase

Approval was given at the General Shareholders’ Meeting of May 14, 2012 to pay a gross 0.53 euros dividend per share outstanding with a charge to unrestricted reserves. The dividend was paid on May 18, 2012 and the total amount paid was 2,346 million euros.

In addition, approval was given to pay a scrip dividend consisting of the assignment of free allotment rights with an irrevocable purchase obligation on the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

At the close of the trading period for these rights, the holders of 37.68% of the Company’s shares had accepted the Company’s irrevocable commitment to buy. These rights were repurchased and cancelled by the Company for the amount of 490 million euros.

Therefore, holders of 62.32% of free subscription rights were entitled to receive new Telefónica shares. However, Telefónica, S.A. waived the subscription of new shares corresponding to treasury shares, so the final number of shares issued in the bonus issue was 71,237,464 shares with a nominal value of 1 euro each.

c) Other equity instruments

Undated deeply subordinated securities

Issued in 2014

•	On March 25, 2014, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities in an aggregate principal amount of 1,750 million euros. This issue entails two tranches: one of them subject to a call option exercisable by Telefónica Europe, B.V. starting on the sixth anniversary of the issuance date in an aggregate principal amount of 750 million euros (the “Sixth-Year Non-Call Securities”), and the other subject to a call option exercisable by Telefónica Europe, B.V. starting on the tenth anniversary of the issuance date in an aggregate principal amount of 1,000 million euros (the “Tenth-Year Non-Call Securities”). In both tranches there is an early redemption option for the issuer.

The Sixth-Year Non-Call Securities will accrue a fixed coupon at a rate of 5% annually as from the issuance date up to March 31, 2020 (not inclusive). From March 31, 2020 (inclusive) onwards, the Sixth-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 6 year euro swap rate plus a margin of: (i) 3.804% per year as from March 31, 2020 up to March 31, 2024 (not inclusive); (ii) 4.054% per year as from March 31, 2024 up to March 31, 2040 (not inclusive); and (iii) 4.804% per year as from March 31, 2040.

The Tenth-Year Non-Call Securities will accrue a fixed coupon at a rate of 5.875% annually as from the issuance date up to March 31, 2024 (not inclusive). From March 31, 2024 (inclusive) onwards, the Tenth-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 10 year euro swap rate plus a margin of: (i) 4.301% per year as from March 31, 2024 up to March 31, 2044 (not inclusive); (ii) 5.051% per year as from March 31, 2044.

•	On December 4, 2014, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities in an aggregate principal amount of 850 million euros and subject to a call option exercisable by Telefónica Europe, B.V. starting on the fifth anniversary of the issuance date. The Securities will accrue a fixed coupon at a rate of 4.20% annually as from the issuance date up to December 4, 2019 (not inclusive). From December 4, 2019 (inclusive) onwards, the Securities will accrue a fixed coupon equal to the applicable 5 year swap rate plus a margin of: (i) 3.806% per year as from December 4, 2019 up to December 4, 2024 (not inclusive); (ii) 4.056% per year as from December 4, 2024 up to December 4, 2039 (not inclusive); and (iii) 4.806% per year as from December 4, 2039.

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2014 Consolidated Financial Statements

Issued in 2013

•	On September 18, 2013, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities in an aggregate principal amount of 1,750 million euros. This issue entails two tranches: one of them subject to a call option exercisable by Telefónica Europe, B.V. starting on the fifth anniversary of the issuance date in an aggregate principal amount of 1,125 million euros (the “Five-Year Non-Call Securities”), and the other subject to a call option exercisable by Telefónica Europe, B.V. starting on the eighth anniversary of the issuance date in an aggregate principal amount of 625 million euros (the “Eight-Year Non-Call Securities”). In both tranches there is an early redemption option for the issuer.

The Five-Year Non-Call Securities will accrue a fixed coupon at a rate of 6.5% annually as from the issuance date (inclusive) up to September 18, 2018. From September 18, 2018 (inclusive) onwards, the Five-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 5 year swap rate plus a margin of: (i) 5.038% per year as from September 18, 2018 up to September 18, 2023 (not inclusive); (ii) 5.288% per year as from September 18, 2023 up to September 18, 2038 (not inclusive); and (iii) 6.038% per year as from September 18, 2038 (inclusive).

The Eight-Year Non-Call Securities will accrue a fixed coupon at a rate of 7.625% annually as from the issuance date (inclusive) up to September 18, 2021. From September 18, 2021 (inclusive) onwards, the Eight-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 8 year swap rate plus a margin of: (i) 5.586% per year as from September 18, 2021 up to September 18, 2023 (not inclusive); (ii) 5.836% per year as from September 18, 2023 up to September 18, 2041 (not inclusive); and (iii) 6.586% per year as from September 18, 2041 (inclusive).

•	On November 26, 2013, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities, with the subordinated guarantee of Telefónica, S.A., for an aggregate principal amount of 600 million pounds sterling (equivalent to 716 million euros at the closing date) and subject to a call option exercisable by Telefónica Europe, B.V. starting on the seventh anniversary of the issuance date. The securities will accrue a coupon at a rate of 6.75% annually as from the issuance date (inclusive) up to November 26, 2020. From November 26, 2020 (inclusive), the securities will accrue a fixed coupon equal to the applicable five years swap rate resettable every five years plus a margin of: (i) 4.458% per year as from November 26, 2020 up to November 26, 2025 (not inclusive); (ii) 4.708% per year as from November 26, 2025 up to November 26, 2040 (not inclusive); and (iii) 5.458% per year as from November 26, 2040 (inclusive).

In all issuances of subordinated perpetual instruments in 2014 and 2013, the issuer has an option to defer the payment of coupons; holders of these securities cannot call for payment.

As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these subordinated perpetual instruments are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.

The payment of the coupons related to the undated deeply subordinated securities issued in 2013 in an aggregate amount, net of tax effects, of 129 million euros, with negative impact on “Retain earnings” in the consolidated statements of changes in equity, was recorded in September 2014.

Notes mandatorily convertible into shares of Telefonica, S.A.

On September 24, 2014, Telefónica Participaciones, S.A.U., issued 1,500 million euros of notes mandatorily convertible into new and/or existing shares of Telefónica, S.A. at a nominal fixed interest rate of 4.9%, due on September 25, 2017, guaranteed by Telefónica, S.A. The notes could be converted at the option of the noteholders or the issuer at any time from the 41st day after the issue date up to the 25th trading day prior to the maturity date. The minimum conversion price of the notes will be equal to 11.9 euros per share and the maximum conversion price will be equal to 14.5775 euros per share, resulting in a premium equal to 22.5% over the minimum conversion price.

These notes mandatorily convertible are compound instruments that have been split into its two components: a debt component amounting 215 million euros, corresponding to the present value of the coupons; and an

Telefónica, S.A.    48

2014 Consolidated Financial Statements

equity component, for the remaining amount, due to the issuer option to convert the treasury shares to a fix ratio, included in the heading “other equity instruments”.

d) Legal reserve

According to the consolidated text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2014, the Company had duly set aside this reserve, amounting to 984 million euros.

e) Retained earnings

These reserves include undistributed profits of companies comprising the consolidated Group less interim dividends paid against profit for the year, actuarial gains and losses, the impact of the asset ceiling on defined-benefit plans and the payment of coupons related to subordinated securities, if applicable.

In addition, these reserves include revaluation reserves and reserve for cancelled share capital. These reserves are regulated by some restrictions for their distribution.

Revaluation reserves

The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7 and may be used, free of tax, to offset any losses incurred in the future and to increase capital. Also it may be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 8 million euros was reclassified to “Retained earnings” in 2014 (7 million euros in 2013 and 10 million euros in 2012), corresponding to revaluation reserves subsequently considered unrestricted. At December, 31 2014 this reserve amounts to 101 million euros.

Reserve for cancelled share capital

In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. No additional amounts have been added to this reserve in 2014 and 2013, and the cumulative amount of the reserve for cancelled share capital at December 31, 2014 and 2013 was 582 million euros.

f) Translation differences

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2014	2013	2012
Brazilian real	(5,552)	(5,556)	(2,395)
Venezuelan bolivar	(2,923)	27	645
Pound sterling	(1,901)	(2,455)	(2,251)
Other currencies	(1,756)	(1,291)	372

Total Group	(12,132)	(9,275)	(3,629)

The translation differences movement in 2014 is mainly due to the impact of translating the financial statements of the Group’s subsidiaries in Venezuela to SICAD II (see Note 2).

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2014 Consolidated Financial Statements

g) Treasury share instruments

At December 31, 2014, 2013 and 2012, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value*	%
Treasury shares at 12/31/14	128,227,971	11.68	11.92	1,528	2.75332%
Treasury shares at 12/31/13	29,411,832	11.69	11.84	348	0.64627%
Treasury shares at 12/31/12	47,847,810	10.57	10.19	488	1.05136%

(*)	Millions of euros

Telefónica, S.A. directly owns all treasury shares in the Group at December 31, 2014.

In 2014, 2013 and 2012 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/11	84,209,364
Acquisitions	126,489,372
Disposals	(76,569,957)
Employee share option plan	(2,071,606)
Capital reduction	(84,209,363)
Treasury shares at 12/31/12	47,847,810
Acquisitions	113,154,549
Disposals	(131,590,527)
Treasury shares at 12/31/13	29,411,832
Acquisitions	100,723,415
Disposals	(129,177)
Employee share option plan	(1,778,099)
Treasury shares at 12/31/14	128,227,971

Treasury shares purchases in 2014 amounted to 1,176 million euros (1,216 million euros and 1,346 million euros in 2013 and 2012, respectively).

Treasury shares disposed of in 2014, 2013 and 2012 amounted to 1 million euros, 1,423 million euros and 801 million euros, respectively.

The main disposal of treasury shares in 2014 are mainly due to the shares delivered to Group employees when the second phase of the Global Employee Share Plan (“the GESP”) matured (see Note 19).

The main sales of treasury shares in 2013 are as follows:

•	An agreement was reached with qualified and professional investors on March 26, 2013 whereby the Company disposed of all the treasury shares it held (90,067,896 shares) at a price of 10.80 euros per share.

•	On September 24, 2013 Telefónica, S.A. acquired from the remaining shareholders of Telco, S.p.A. 23.8% of the non-convertible bonds issued by Telco, S.p.A. (Note 13.a). The payment of this transaction consisted of the transmission of 39,021,411 treasury shares of the Company (see Note 13.a).

At December 31, 2014, Telefónica held 76 million call options on treasury shares subject to physical delivery at a fixed price (134 and 178 million options on treasury shares at December 31, 2013 and 2012, respectively), which are presented as a reduction in equity under the caption “Treasury shares”. They are valued at the amount of premium paid, and upon maturity if the call options are exercised the premium is

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2014 Consolidated Financial Statements

reclassified as treasury shares together with the price paid. If they are not exercised upon maturity their value is recognized directly in equity.

The Company also has a derivative financial instrument subject to net settlement on a notional equivalent to 32 million Telefónica shares, recognized under “Current interest-bearing debt” in the accompanying consolidated statement of financial position (derivative over 30 million shares in 2013 recognized under “Current interest-bearing debt” and derivative over 28 million shares in 2012 recognized under “Current financial assets”).

h) Equity attributable to non-controlling interests

“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2014, 2013 and 2012 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/13	Sales of non- controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends distributions	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/14
Telefónica Czech Republic, a.s.	666	—	(666)	—	—	—	—	—
Telefónica Brasil, S.A.	3,491	—	—	(269)	423	(5)	16	3,656
Telefónica Deutschland Holding, A.G.	1,962	3,615	—	(122)	(277)	—	(12)	5,166
Colombia Telecomunicaciones, S.A., ESP	(165)	—	—	—	91	7	17	(50)
Telefónica Centroamericana Inversiones, S.L.	283	6	—	(14)	9	41	1	326
Other	60	10	—	(1)	5	4	(2)	76

Total	6,297	3,631	(666)	(406)	251	47	20	9,174

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2014 Consolidated Financial Statements

Millions of euros	Balance at 12/31/12	Sales of non- controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends distributions	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/13
Telefónica Czech Republic, a.s.	813	—	(46)	(100)	63	(64)	—	666
Telefónica Brasil, S.A.	4,373	—	—	(522)	335	(694)	(1)	3,491
Telefónica Deutschland Holding, A.G.	2,084	—	—	(117)	(1)	(1)	(3)	1,962
Colombia Telecomunicaciones, S.A., ESP	(139)	—	—	—	(37)	21	(10)	(165)
Telefónica Centroamericana Inversiones, S.L.	—	283	—	—	11	(12)	1	283
Other	69	1	—	—	5	(13)	(2)	60

Total	7,200	284	(46)	(739)	376	(763)	(15)	6,297

Millions of euros	Balance at 12/31/11	Sales of non- controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends distributions	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/12
Telefónica Czech Republic, a.s.	940	—	(113)	(107)	66	27	—	813
Telefónica Brasil, S.A.	4,745	—	(12)	(331)	454	(478)	(5)	4,373
Telefónica Deutschland Holding, A.G.	—	2,043	—	—	41	—	—	2,084
Colombia Telecomunicaciones, S.A., ESP	—	—	(116)	—	(93)	(138)	208	(139)
Other	62	—	(2)	(4)	7	5	1	69

Total	5,747	2,043	(243)	(442)	475	(584)	204	7,200

Revenues, OIBDA, capital expenditure and the main items of the statement of financial position for the main companies of the Telefónica Group with non-controlling interests, Telefónica Brazil and Telefónica Germany, are included in the Note 4.

2014

In 2014, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the capital increase in Telefónica Deutschland Holding, A.G. for the acquisition of E-Plus, and the changes in the investment percentages related to the same operation, amounting to 3,615 million euros (see Notes 2 and 5). The removal of Telefónica Czech Republic, a.s. from the scope of consolidation is also significant (see Note 2).

2013

In 2013, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the sale of 40% of the investment through Telefónica Centroamérica Inversiones, S.L. in Guatemala, El Salvador, Nicaragua and Panama, with an impact of 283 million euros (see Note 5).

2012

In 2012, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the public offering of shares in Telefónica Deutschland Holding, A.G. This share offering, which totaled 23.17% of capital, entailed non-controlling interests of 2,043 million euros. The heading also includes the impact of the corporate reorganization agreement in the fixed and mobile businesses in Colombia, with an impact of 116 million euros (see Note 5).

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2014 Consolidated Financial Statements

Note 13. Financial assets and liabilities

1.- Financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2014 and 2013 is as follows:

December 31, 2014

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,453	245	1,875	3,046	1,492	6,114	13	137	3,217	10,973	10,981
Investments	—	—	1,278	—	1,170	108	—	—	—	1,278	1,278
Long-term credits	—	245	597	—	84	745	13	47	2,248	3,137	2,643
Deposits and guarantees	—	—	—	—	—	—	—	90	1,471	1,561	1,561
Derivative instruments	2,453	—	—	3,046	238	5,261	—	—	—	5,499	5,499
Impairment losses	—	—	—	—	—	—	—	—	(502)	(502)	—
Current financial assets	500	97	63	571	423	808	—	9	8,221	9,461	9,454
Financial investments	500	97	63	571	423	808	—	9	1,692	2,932	2,925
Cash and cash equivalents	—	—	—	—	—	—	—	—	6,529	6,529	6,529

Total financial assets	2,953	342	1,938	3,617	1,915	6,922	13	146	11,438	20,434	20,435

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2014 Consolidated Financial Statements

December 31, 2013

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,462	356	1,101	1,205	746	3,378	—	36	3,615	7,775	7,775
Investments	—	—	550	—	433	117	—	—	—	550	550
Long-term credits	—	356	551	—	171	736	—	7	2,562	3,476	3,127
Deposits and guarantees	—	—	—	—	—	—	—	29	1,403	1,432	1,431
Derivative instruments	1,462	—	—	1,205	142	2,525	—	—	—	2,667	2,667
Impairment losses	—	—	—	—	—	—	—	—	(350)	(350)	—
Current financial assets	548	146	54	125	327	546	—	727	10,494	12,094	12,094
Financial investments	548	146	54	125	327	546	—	727	517	2,117	2,117
Cash and cash equivalents	—	—	—	—	—	—	—	—	9,977	9,977	9,977

Total financial assets	2,010	502	1,155	1,330	1,073	3,924	—	763	14,109	19,869	19,869

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

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2014 Consolidated Financial Statements

a) Non-current financial assets

The movement in items composing “Non-current financial assets” in 2014 and 2013 is as follows:

Millions of euros	Investments	Long-term credits	Deposits and guarantees	Derivative financial assets	Impairment provision	Total
Balance at 12/31/12	586	2,940	1,986	4,213	(386)	9,339
Acquisitions	10	1,269	158	188	(4)	1,621
Disposals	(106)	(462)	(61)	—	1	(628)
Translation differences	(12)	(111)	(285)	73	29	(306)
Fair value adjustments	80	(85)	38	(1,459)	—	(1,426)
Transfers	(8)	(75)	(404)	(348)	10	(825)
Balance at 12/31/13	550	3,476	1,432	2,667	(350)	7,775
Acquisitions	58	916	161	423	(5)	1,553
Disposals	(21)	(451)	(148)	(16)	6	(630)
Translation differences	(5)	18	(25)	124	5	117
Fair value adjustments	(113)	35	103	2,538	—	2,563
Transfers and others	809	(857)	38	(237)	(158)	(405)
Balance at 12/31/14	1,278	3,137	1,561	5,499	(502)	10,973

Investments

“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).

In “Transfers” in 2014 there is mainly the reclassification as “non-current financial assets available-for-sale” of our investment in China Unicom (Hong Kong) Limited and Telco, S.p.A. (see Note 9), consolidated until that moment by the equity method.

At December 31, 2014 the Telefónica Group’s shareholding in China (Hong Kong) Limited is 2.51%, valued at 662 million euros. At the same date, the stake-in Telco, S.p.A. is 66% (see Note 21.b) amounting to a book value of 73 million euros.

Additionally, the Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounts to 347 million euros (383 million euros at December 31, 2013), representing 0.72% of its share capital at December 31, 2014.

Disposals in 2013 mainly include the full divestment of the stake in Portugal Telecom.

At year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any significant impairment losses.

Long-term credits and impairment provision

Millions of Euros	12/31/2014	12/31/2013
Long-term loans to associates	—	1,225
Long-term trade receivables	825	444
Long-term prepayments	338	154
Long-term receivables for indirect taxes	112	121
Other long-term credits	1,862	1,532

Total	3,137	3,476

“Other long-term credits” includes long-term financial assets of the subsidiary Seguros de Vida y Pensiones Antares, S.A., fundamentally fixed-income securities, amounting to 816 million euros and 795 million euros at December 31, 2014 and 2013, respectively. These assets are mainly intended to cover the obligations from

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2014 Consolidated Financial Statements

the defined benefit plans of Telefónica de España (ITP and Survival), though they do not qualify as “plan assets” under IAS 19 (see Note 15).

“Other long-term credits” in 2014 includes the deferred account receivable generated from the sale of Telefónica Czech Republic, a.s. (see Note 2), in the amount of 217 million euros. This same item amounts to 86 million euros on a current basis. The sale agreement contemplates a payment schedule that extends to January 2018.

In 2013, Telefónica acquired 23.8% of the non-convertible bonds of Telco, S.p.A. from this company’s other shareholders, through the transfer of 39,021,411 treasury shares (see Note 12.g). This transaction is recognized under “Long-term credits” for 417 million euros. At December 31, 2013, Telefónica, S.A. had subscribed Telco, S.p.A. bonds totaling 1,225 million euros, transferred to short term in 2014 (see Note 9).

Additionally, “Acquisitions” in 2013 included the purchase of exchangeable bond into Telecom Italia, S.p.A. shares for a nominal amount of 103 million euros, which was cancelled in 2014.

Impairment provision for long-term credits amounted to 502 and 350 million euros at December 31, 2014 and December 31, 2013, respectively.

b) Current financial assets

This heading includes the following items:

•	Short-term credits amounting to 1,527 million euros, mainly including Telco, S.p.A.’s bond totaling 1,307 million euros at December 31, 2014 (principal plus interests).

•	On July 9, 2014, each of the Telco shareholders, among which Telefónica is one of them, executed with Telco a shareholders loan agreement with a maturity date no later than April 30, 2015. The aggregate amount of shareholders loans made available pursuant to such loans is up to 2,550 million Euros (1,683 million euros corresponding to Telefónica, S.A. according to its stake in Telco), which will enable Telco to repay in full all amounts due by Telco under its banking debt and the subordinated bond. As of December 31, 2014 there was no outstanding amount under these loans.

•	Short-term investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 377 million euros at December 31, 2014 (430 million euros at December 31, 2013).

•	Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, in the amount of 813 million euros (412 million euros in 2013).

•	Short-term deposits and guarantees amounting to 179 million euros at December 31, 2014 (175 million euros at December 31, 2013).

•	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

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2014 Consolidated Financial Statements

2.- Financial liabilities

The breakdown of financial liabilities at December 31, 2014 and the corresponding maturities schedule is as follows:

Millions of euros

	Current	Non-current
Maturity	2015	2016	2017	2018	2019	Subsequent years	Non-current total	Total
Debentures and bonds	4,601	6,722	6,392	4,834	3,465	18,214	39,627	44,228
Promissory notes & commercial paper	502	—	—	—	—	—	—	502
Other marketable debt securities	—	—	—	—	—	—	—	—

Total Issues	5,103	6,722	6,392	4,834	3,465	18,214	39,627	44,730

Loans and other payables	3,590	1,533	3,205	761	849	1,482	7,830	11,420
Other financial liabilities (Note 16)	401	152	347	477	357	1,898	3,231	3,632

TOTAL	9,094	8,407	9,944	6,072	4,671	21,594	50,688	59,782

The estimate of future payments for interest on these financial liabilities at December 31, 2014 is as follows: 2,215 million euros in 2015, 1,960 million euros in 2016, 1,671 million euros in 2017, 1,279 million euros in 2018, 1,077 million euros in 2019 and 6,586 million euros in years after 2019. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2014.

The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and exclude the fair value of derivatives classified as current financial assets, for 813 million euros, and those classified as non-current, for 5,499 million euros (i.e., those with a positive mark-to-market).

The composition of these financial liabilities, by category, at December 31, 2014 and 2013 is as follows:

December 31, 2014

	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	44,730	44,730	49,434
Loans, other payables and other financial liabilities	2,562	—	1,070	105	3,527	—	11,420	15,052	15,212

Total financial liabilities	2,562	—	1,070	105	3,527	—	56,150	59,782	64,646

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December 31, 2013

	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	43,418	43,418	46,120
Loans, other payables and other financial liabilities	1,315	—	1,631	111	2,835	—	14,335	17,281	17,401

Total financial liabilities	1,315	—	1,631	111	2,835	—	57,753	60,699	63,521

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of the credit spread curve using the prices of the Group’s bonds and credit derivatives.

At December 31, 2014, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Colombia, Chile and Panama), which amount to approximately 5% of the Telefónica Group’s gross debt was subject to compliance with certain financial covenants. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at a Telefónica, S.A. level.

Part of the amount owed by the Telefónica Group includes restatements to amortized cost at December 31, 2014 and 2013 as a result of fair value interest rate and exchange rate hedges.

a) Issues

The movement in issues of debentures, bonds and other marketable debt securities in 2014 and 2013 is as follows:

Millions of euros	Debenture and bond issues	Short-term promissory notes and commercial paper	Other non-Current Marketable debt securities	Total
Balance at 12/31/12	44,142	1,128	59	45,329
New issues	5,634	195	—	5,829
Redemptions, conversions and exchanges	(5,667)	(45)	—	(5,712)
Revaluation and other movements	(2,029)	1	—	(2,028)
Balance at 12/31/13	42,080	1,279	59	43,418
New issues	4,453	27	—	4,480
Redemptions, conversions and exchanges	(5,057)	(805)	(59)	(5,921)
Revaluation and other movements	2,751	2	—	2,753
Balance at 12/31/14	44,228	502	—	44,730

Debentures and bonds

At December 31, 2014, the nominal amount of outstanding debentures and bonds issues was 42,083 million euros (41,036 million euros at December, 31, 2013). Appendix III presents the characteristics of all outstanding debentures and bond issues at year-end 2014, as well as the significant issues made in the year.

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V., Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., all of which are, directly or indirectly, wholly-owned subsidiaries of Telefónica, S.A.

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2014 Consolidated Financial Statements

Short-term promissory notes and commercial paper

The main programs for issuance of promissory notes and commercial paper are the following:

•	At December 31, 2014, Telefónica Europe, B.V., had a program for issuance of commercial paper, guaranteed by Telefónica, S.A., for up to 3,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2014 was 496 million euros, issued at an average interest rate of 0.36% for 2014 (920 million euros issued in 2013 at an average rate of 0.42%).

•	At December 31, 2014, Telefónica, S.A. had a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at that date of 6 million euros (359 million euros in 2013).

Other long-term marketable debt securities

On October 31, 2012, an offer to purchase the preferred securities of Telefónica Finance USA, LLC. was launched. Holders accepting such offer would receive, concurrently and in connection with, Telefónica’s ordinary shares and they would subscribe new debt securities of Telefónica. As a result of this offer, on November 29, 2012, the Group purchased 1,941,235 preferred securities (representing 97.06% of total). On June 30, 2014, the remaining 58,765 preferred securities were fully redeemed at face value of 1,000 euros. There were no outstanding preferred securities after this redemption.

b) Interest-bearing debt

The average interest rate on outstanding loans and other payables at December 31, 2014 was 2.88% (3.43% in 2013). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2014 and 2013 and their nominal amounts are provided in Appendix V.

Interest-bearing debt arranged or repaid in 2014 mainly includes the following:

•	On February 7, 2014, Telefónica, S.A. made an early repayment for 923 million euros of its syndicated loan (Tranche D2) dated March 2, 2012 and originally scheduled to mature on December 14, 2015.

•	On February 7, 2014, Telefónica Europe, B.V. made an early repayment for 801 million euros of its syndicated loan (Tranche D1) dated March 2, 2012 and originally scheduled to mature on December 14, 2015. This financing was guaranteed by Telefónica, S.A.

•	On February 18, 2014, Telefónica, S.A. signed a 3,000 million euros syndicated revolving credit facility maturing on February 18, 2019. This agreement entered into effect on February 25, 2014 cancelling the 3,000 million euros syndicated credit facility (Tranche B) signed on July 28, 2010 (originally scheduled to mature in 2015). At December 31, 2014 there was no outstanding amount under this facility.

•	On June 26, 2014, Telefónica, S.A. signed a 2,000 million euros bilateral loan maturing on June 26, 2017. At the same date it was fully disbursed.

•	On August 28, 2014, Telefónica Europe, B.V. cancelled 356 million US dollars (293 million euros) of the limit of its bilateral loan on supplies of 1,200 million US dollars (988 million euros) with an outstanding balance at December 31, 2014 that amounted to 844 million US dollars (695 million euros).

•	During 2014, Telefónica, S.A., made an early repayment for 1,672 million euros of its syndicated loan, Tranche A3, dated July 28, 2010 and originally scheduled to mature on July 28, 2016. As of December 31, 2014 the outstanding balance of this financing was 328 million euros (2,000 million euros in 2013).

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2014 Consolidated Financial Statements

•	During 2014, Telefónica, S.A. repaid in full its syndicated loan (Tranche A2) of 2,000 million euros dated July 28, 2010 and originally scheduled to mature on July 28, 2014. At the same time, its forward start facilities (Tranche A2A and A2B) dated February 22, 2013 and available as of July 28, 2014 were fully canceled.

•	During 2014, Telefónica, S.A. drew down an aggregate principal amount of 310 million US dollars (255 million euros) of its bilateral loan on supplies of 1,001 million US dollars (825 million euros); the outstanding balance at December 31, 2014 amounted to 694 million US dollars (571 million euros).

At December 31, 2014, the Telefónica Group presented availabilities of financing from different sources amounting to 11,545 million euros (13,197 million euros at December 31, 2013).

Loans by currency

The breakdown of “Loans and other payables” by currency at December 31, 2014 and 2013, along with the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/14	12/31/13	12/31/14	12/31/13
Euro	5,077	7,918	5,077	7,918
US dollar	3,683	3,622	3,033	2,626
Brazilian Real	3,010	3,667	933	1,135
Colombian Peso	5,592,388	5,377,545	1,925	2,024
Pounds Sterling	140	189	180	227
Other currencies			272	405

Total Group			11,420	14,335

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2014 Consolidated Financial Statements

Note 14. Trade and other payables

The composition of “Trade and other payables” is as follows:

Millions of euros	12/31/2014		12/31/2013
	Non-current	Current	Non-current	Current
Trade payables	—	8,770	—	8,144
Other payables	1,500	6,008	1,324	5,146
Deferred revenue	877	1,441	377	1,353
Payable to associates and joint ventures (Note 9)	—	724	—	578

Total	2,377	16,943	1,701	15,221

“Deferred revenue” principally includes the amount of deferred revenue from sales of prepaid cards, from handsets transferred to the distributor, rights of use on the cable network, activation fees not yet recognized in the income statement and loyalty campaigns.

At December 31, 2014, non-current “Other payables” comprise the deferred portion of the payment for acquiring the spectrum use license in Mexico in 2010, for an equivalent of 849 million euros (856 million euros at December 31, 2013), and the deferred portion of the payment for the refarming of the radioelectric spectrum acquired in 2014 by Telefónica Brasil, amounting to 237 million euros (see Appendix VII).

The detail of current “Other payables” at December 31, 2014 and 2013 is as follows:

Millions of euros	Balance at 12/31/2014	Balance at 12/31/2013
Dividends pending payment to non-controlling interests	231	228
Payables to suppliers of property, plant and equipment	3,890	3,248
Short term debt for spectrum acquisition	272	211
Accrued employee benefits	821	745
Advances received on orders	216	126
Other non-financial non-trade payables	578	588

Total	6,008	5,146

Information on average payment period to suppliers of Spanish companies

The Telefónica Group’s Spanish companies have adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2014 included payment periods of up to 60 days, according to the terms agreed between the parties.

For efficiency purposes and in line with general business practice, the Telefónica Group’s companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2014 and 2013 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

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2014 Consolidated Financial Statements

Information of payments to commercial suppliers that exceed the maximum period established in the Spanish Law is as follows:

	2014		2013
Millions of euros	Amount	%	Amount	%
Payments within allowable period	5,408	95.0	5,897	94.0
Other	277	5.0	375	6.0

Total payments to commercial suppliers	5,685	100.0	6,272	100.0

Weighted average days past due	28		35
Deferrals at year-end that exceed the limit (*)	11		17

(*)	At the date of authorization for issue of these consolidated financial statements, the Group had made the outstanding payments, except in exceptional cases where an agreement with suppliers was being negotiated.

According to such criteria, the average payment period to suppliers of the Telefónica Group’s companies in Spain in 2014, according to our best estimates, amounted to 51 days.

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2014 Consolidated Financial Statements

Note 15. Provisions

The amounts of provisions in 2014 and 2013 are as follows:

	12/31/2014			12/31/2013
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	1,021	3,426	4,447	763	3,722	4,485
Termination plans	956	2,430	3,386	703	2,762	3,465
Post-employment defined benefit plans	—	872	872	—	799	799
Other benefits	65	124	189	60	161	221
Other provisions	574	3,254	3,826	508	2,578	3,086

Total	1,595	6,680	8,275	1,271	6,300	7,571

The Group made a provision in 2014 amounting to 652 million euros for employee restructuring costs and other non recurring costs, with the aim of enhancing the company’s future efficiency (adjusting the structure to reduce complexity and gain agility in execution).

Termination plans

The movement in provisions for post-employment plans in 2014 and 2013 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/12	4,151
Additions	68
Retirements/amount applied	(688)
Transfers	(4)
Translation differences and accretion	(62)
Provisions for post-employment plans at 12/31/13	3,465
Additions	525
Retirements/amount applied	(733)
Transfers	(14)
Inclusion of companies	12
Translation differences and accretion	131
Provisions for post-employment plans at 12/31/14	3,386

Telefónica Germany

Within the context of transformation of Telefónica Deutschland following the purchase of E-Plus (see Note 5) in a bid to increase profitability by securing operational synergies, an employee restructuring plan is being carried out in respect of which a provision of 321 million euros was recorded in 2014. The plan is expected to reduce 1,600 of the approximately 9,100 current full-time positions of Telefonica Deutschland in the period from 2015-2018.

Telefónica Spain

In the last few years, the Telefónica Group carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.

Concerning the 2003-2007 labor force reduction plan in Telefónica de España, concluded with 13,870 employees taking part, provisions recorded at December 31, 2014 and 2013 amounted to 454 and 701 million euros, respectively.

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2014 Consolidated Financial Statements

Concerning the 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 employees taking part, provisions recorded at December 31, 2014 and 2013 amounted to 2,097 and 2,366 million euros, respectively.

The companies bound by these commitments calculated provisions required at 2014 and 2013 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000 C mortality tables and high quality credit market based interest rate.

The discount rate used for these provisions at December 31, 2014, was 0.97%, with an average length of the plans of 3.9 years.

Post-employment defined benefit plans

The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2014

Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano américa	Others	Total
Obligation	593	1,529	201	239	37	11	2,610
Assets	—	(1,567)	(112)	(145)	—	(11)	(1,835)
Net provision before asset ceiling	593	(38)	89	94	37	—	775
Asset ceiling	—	—	—	42	—	3	45
Net provision	593	9	89	141	37	3	872
Net assets	—	47	—	5	—	—	52

12/31/2013

Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano américa	Others	Total
Obligation	567	1,251	93	211	93	9	2,224
Assets	—	(1,236)	(91)	(146)	—	(6)	(1,479)
Net provision before asset ceiling	567	15	2	65	93	3	745
Asset ceiling	—	—	3	45	—	—	48
Net provision	567	15	5	116	93	3	799
Net assets	—	—	—	6	—	—	6

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2014 Consolidated Financial Statements

The movement in the present value of obligations in 2014 and 2013 is as follows:

Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano américa	Other	Total
Present value of obligation at 12/31/12	654	1,139	81	298	76	9	2,257
Translation differences	—	(21)	—	(43)	(39)	—	(103)
Current service cost	2	4	3	3	44	—	56
Past service cost	—	(4)	—	—	—	—	(4)
Interest cost	12	49	3	24	6	—	94
Actuarial losses and gains	(49)	106	7	(58)	22	—	28
Benefits paid	(52)	(22)	(1)	(13)	(16)	—	(104)
Present value of obligation at 12/31/13	567	1,251	93	211	93	9	2,224
Translation differences	—	95	—	(1)	(68)	1	27
Current service cost	3	—	4	1	11	—	19
Interest cost	15	58	4	23	2	—	102
Actuarial losses and gains	59	147	47	19	4	1	277
Benefits paid	(51)	(22)	(2)	(14)	(5)	—	(94)
Inclusion of companies	—	—	55	—	—	—	55
Present value of obligation at 12/31/14	593	1,529	201	239	37	11	2,610

Movements in the fair value of plan assets in 2014 and 2013 are as follows:

Millions of euros	United Kingdom	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/12	1,191	76	225	6	1,498
Translation differences	(27)	—	(32)	—	(59)
Expected return on plan assets	54	2	18	—	74
Actuarial losses and gains	(19)	—	(57)	—	(76)
Company contributions	59	14	3	—	76
Benefits paid	(22)	(1)	(11)	—	(34)
Fair value of plan assets at 12/31/13	1,236	91	146	6	1,479
Translation differences	95	—	—	2	97
Expected return on plan assets	59	4	17	1	81
Actuarial losses and gains	118	(1)	(6)	1	112
Company contributions	81	9	—	1	91
Benefits paid	(22)	(2)	(12)	—	(36)
Inclusion of companies	—	11	—	—	11
Fair value of plan assets at 12/31/14	1,567	112	145	11	1,835

The amount in “Inclusion of companies” corresponds to the post-employment defined benefit plan of E-Plus employees (see Note 5).

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2014 Consolidated Financial Statements

The Group’s principal defined-benefit plans are:

a) ITP (Spain)

Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable and 60% of the payments are transferable to the surviving spouse, recognized as such as of June 30, 1992, and to underage children.

The amount for this provision totaled 326 million euros at December 31, 2014 (334 million euros at December 31, 2013).

b) Survival (Spain)

Serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 267 million euros at December 31, 2014 (233 million euros at December 31, 2013).

As detailed in Note 13, the Group has long term financial assets to cover the obligations of these two defined benefit plans.

The discount rate used for these provisions at December 31, 2014, was 1.49%, with an average length of the plans of 10 years.

The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Discount rate	0.494%-2.011%	0.683%-3.286%	0.494%-2.011%	0.683%-3.286%
Expected rate of salary increase	0%-0.5%	0.00%	—	—
Mortality tables	PERM/F-2000C - OM77	PERM/F-2000C - OM77	90% PERM 2000C/98% PERF 2000 C	90% PERM 2000C/98% PERF 2000 C

The table below shows the sensitivity of the value of termination and post-employment obligations of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
-146	-94	134	89

Variations of less than -100bp are considered for terms of less than five years to prevent negative rates.

A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 134 million euros and have a positive impact on income statement of 89 million euros before tax. However, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 146 million euros and have a negative impact on income statement of 94 million euros before tax.

The Telefónica Group actively manages this position and has arranged a derivatives portfolio to minimize the impact of changes in the discount rate (see Note 16).

Telefónica UK Pension Plan

The Telefónica UK Pension Plan provides pension benefits to the various companies of the Telefónica Group in UK coming from the O2 Group. The Plan is comprised of defined contribution and defined benefit

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2014 Consolidated Financial Statements

sections. The defined benefit sections were closed to future accrual with effect from February 28, 2013. The companies continued to provide retirement benefits through the defined contribution sections of the Plan.

The number of beneficiaries of these plans at December 31, 2014 and 2013 are 4,563 and 4,572 respectively. At December 31, 2014, the weighted average duration of the Plan was 23 years.

The main actuarial assumptions used in valuing the Plan are as follows:

	12/31/2014	12/31/2013
Nominal rate of pension payment increase	3.05%	3.25%
Discount rate	3.70%	4.50%
Expected inflation	3.20%	3.40%
Mortality tables	95% S2NA, CMI 2014 1%	S1NA_L, CMI 2013 1%

Fair value of Plan assets is as follows:

Millions of euros	12/31/2014	12/31/2013
Shares	328	259
Bonds	1,205	977
Cash equivalents	34	—

Total	1,567	1,236

At December 31, 2014, reasonably possible changes to one of the following actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Millions of euros	Increase in defined benefit obligation
Discount rate (0.25% decrease)	90
Expected inflation (0.25% increase)	78
Life expectancy (1 year longer)	36

Telefónica Brazil pension plans

Telefónica Brazil and its subsidiaries had various pension plan, medical insurance and life insurance obligations with employees.

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2014	12/31/2013
Discount rate	11.17% - 11.31%	10.77%
Nominal rate of salary increase	6.69%	6.18%
Expected inflation	5.00%	4.50%
Cost of health insurance	8.15%	7.64%
Mortality tables	AT 2000 M/F	AT 2000 M/F

In addition, Telefónica Brazil, along with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.) in 1998, adhered to PBS-A, a non-contribution defined benefit plan managed by Fundação Sistel de Seguridade Social, whose beneficiaries are employees that retired prior to January 31, 2000. At December 31, 2014 net plan assets amounted to 999 million Brazilian reais (918 million Brazilian reais at December 31, 2013), equivalent to 310 million euros (284 million euros at December 31, 2013). This plan does not have an impact on the consolidated statement of financial position, given that recovery of the assets is not foreseeable.

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2014 Consolidated Financial Statements

The valuations used to determine the value of obligations and plan assets, where appropriate, were performed as of December 31, 2014 by external and internal actuaries. The projected unit credit method was used in all cases.

Other provisions

The movement in “Other provisions” in 2014 and 2013 is as follows:

Millions of euros
Other provisions at December 31, 2012	3,392
Additions and accretion	968
Retirements/amount applied	(735)
Translation differences and other	(539)
Other provisions at December 31, 2013	3,086
Additions and accretion	1,149
Retirements/amount applied	(853)
Inclusion of companies	197
Translation differences and other	249
Other provisions at December 31, 2014	3,828

With respect to the European Commission Decision of July 4, 2007 concerning Telefónica Spain’s broadband pricing policy, on July 10, 2014 the European Union Court of Justice dismissed the appeal submitted by Telefónica, S.A. and Telefónica de España, maintained the fine and terminated the appeal (see Note 21). Consequently the Group paid a fine of 152 million euros and 58 million euros of interest. Provision for this item totaled 205 million euros at December 31, 2013.

In addition to the employee restructuring plan in Telefonica Deutschland described above, this company made a provision of 87 million euros in 2014, primarily to cover the costs linked to the cancellation of certain contracts as a result of the integration with E-Plus (see Note 5).

“Other provisions” include the provisions for dismantling of assets recognized by Group companies in the amount of 883 million euros (483 million euros at the 2013 year end), of which 501 million euros correspond to Telefonica Germany (79 million euros at the 2013 year end).

At December 31, 2014, Telefónica Brazil has the following provisions for an amount of 1,501 million euros equivalent to cover the risks to which it is exposed:

•	Provisions for disputes regarding federal, state and municipal taxes totaling approximately 813 million euros (735 million euros at December 31, 2013).

•	Provisions for labor-related contingencies of approximately 315 million euros (307 million euros at December 31, 2013), which basically relate to claims filed by former and outsourced employees.

•	Civil claims by private consumers and consumer associations regarding services rendered, and other legal proceedings related with normal operations. Certain administrative proceedings are also in progress concerning disputes about obligations established in sector regulations. The amount accrued for these matters totals approximately 373 million euros (303 million euros at December 31, 2013).

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

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Note 16. Derivative financial instruments and risk management policies

The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Group companies are as follows:

Exchange rate risk

Exchange rate risk arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

Interest rate risk

Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.

Share price risk

Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

Other risks

The Telefónica Group is also exposed to liquidity risk if a mismatch arises between its financing needs (including operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Finally, the Telefónica Group is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

Risk management

The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.

The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. The Telefónica Group believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by the Telefónica Group should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of liquidity.

For a more detailed description on reconciliation of net debt and net financial debt to gross financial debt, see Note 2.

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Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group solvency. The degree of exchange rate hedging employed varies depending on the type of investment. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimate prices of the transactions or on estimated cash flows and OIBDA.

At December 31, 2014, net debt in Latin American currencies was equivalent to approximately 8,379 million euros. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the cash flows generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.

Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2014, the Telefónica Group’s net debt denominated in dollars was equivalent to 1,254 million euros.

At December 31, 2014, pound sterling-denominated net debt was approximately 1.82 times the value of the 2014 operating income before depreciation and amortization (OIBDA) from the business in the United Kingdom, helping to reduce the sensitivity of the Telefónica Group net debt over OIBDA ratio to changes in the value of the pound sterling against euro. Pound sterling-denominated net debt at December 31, 2014, was equivalent to 3,043 million euros, lower than the 3,342 million euros at December 31, 2013.

After the completion of the sale of Telefónica Czech Republic a.s, the exchange rate risk in Czech crowns is limited only to deferred price amounts which as of December 31, 2014 are totally hedged.

The Telefónica Group also manages exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

Exchange rate management in 2014 produced a negative impact in the amount of 293 million euros (disregarding the effect of monetary correction), mainly due to the fluctuation in the exchange rate of the Venezuelan bolivar from 6.30 to 49.988 bolivars per dollar and, to a lesser extent, the difficulty in covering commercial positions in US dollars in Argentina, compared to the negative impact of 111 million euros recognized in 2013.

The following table illustrates the sensitivity of foreign currency gains and losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2014 was considered constant during 2015; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, whose breakdown is considered constant in 2015 and identical to that existing at the end of 2014. In both cases, Latin American currencies are assumed to depreciate against the dollar and the rest of the currencies against the euro by 10%.

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Millions of euros

Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	76	(284)
USD vs EUR	10%	2	(107)
European currencies vs EUR	10%	1	(230)
Latin American currencies vs USD	10%	73	53
All currencies vs EUR	(10)%	(76)	284
USD vs EUR	(10)%	(2)	107
European currencies vs EUR	(10)%	(1)	230
Latin American currencies vs USD	(10)%	(73)	(53)

The exchange position of the Venezuelan bolivar affects the estimates made by the Group of the net asset value of the foreign currency position related to investments in Venezuela, the negative impact of which on the 2014 financial statements amounted to 271 million euros.

The Group’s monetary position in Venezuela at December 31, 2014 is a net creditor position of 12,404 million Venezuelan bolivars (equivalent to approximately 204 million euros). It had a debtor position until July; nevertheless the average exposure in 2014 has been a creditor position, which led to a higher financial expense in the amount of 11 million euros due to the effect of the monetary correction for inflation during the year.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2014, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Brazilian SELIC, the US dollar and pound sterling Libor, the Mexican UDI and the Colombian UVR. In nominal terms, at December 31, 2014, 70% of Telefónica’s net debt (or 70% of long-term net debt) was pegged to fixed interest rates for a period greater than one year, compared to 71% of net debt (74% of long-term net debt) in 2013. Of the remaining 30% (net debt at floating rates or at fixed rates maturing in under one year), 10 percentage points had interest rates collared in a period over one year (or 3% of long-term debt), while at December 31, 2013 this was the case for 11 percentage points of net debt at floating rates or with fixed rates maturing within one year (3% of long-term net debt).

In addition, early retirement liabilities were discounted to present value over the year, based on the curve for instruments with very high credit quality. The decrease in interest rates has increased the market value of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.

Net financial expense amounted to 2,822 million euros in 2014 (-1.6% year-on-year), and includes 293 million euros due to net negative foreign exchange differences primarily as a result of the Company’s decision to adopt the SICAD II exchange rate of the Venezuelan bolivar. Excluding this effect, net financial expenses fell 8.2% year-on-year, mainly due to a 9.1% reduction in the average debt, placing the effective cost of debt over the last twelve months at 5.40%, 6 basis points higher than in December 2013. The greater weight of debt in Latin America currencies and repayment and maturity of cheap debt in euros increases the average cost in 47 basis points, while the lowest rates in Latin America and Europe reduce it in 41 basis points.

To illustrate the sensitivity of financial expenses to variability in short-term interest rates, a 100 basis points increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2014 has been assumed, and a 100 basis points decrease in interest rates in all currencies except those currencies with low interest rates, in order to avoid negative rates (euro, pound sterling and the US dollar) and a constant position equivalent to that prevailing at the end of 2014.

To illustrate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms of the curve, in which Telefónica holds financial positions at December 31, 2014 was assumed, as well as a 100 basis point decrease in all currencies and terms (except those below 1% in order to avoid negative rates). Cash flow hedge positions were also considered as they are fundamentally the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

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Millions of euros

Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(111)	370
-100bp	68	(113)

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from convertible or exchangeable instruments issued by Telefónica Group, from treasury shares and from equity derivatives.

According to the Share-based payments plans (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders as a result of the higher number of shares delivered under such plan outstanding.

In 2014 a new long-term incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at members of the Executives of Telefónica Group was launched denominated Performance Share Plan (PIP). Furthermore 2014 Ordinary General Shareholders’ Meeting approved a Global incentive Telefónica, S.A. shares purchase Plan for the Employees of the Telefónica Group.

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that replicate the risk profile of some of these plans as it was done in previous years.

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2014 to cover shares deliverable under the PIP or the Global Employee Share Plan. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.	The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.	The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (although drawing upon firm credit lines arranged with banks), assuming budget projections are met.

At December 31, 2014, the average maturity of net financial debt (45,087 million euros) was 6.2 years.

At December 31, 2014, gross financial debt scheduled to mature in 2015 amounted to approximately 8,491 million euros (which includes the net position of derivative financial instruments and certain current

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payables). These maturities are lower than the amount of funds available, calculated as the sum of a) cash and cash equivalents and current financial assets other than those in Venezuela (367 million euros) and Telefónica participation in Telco’s bond (principal amount of 1,225 million euros) totalling 7,869 million euros; b) annual cash generation projected for 2015, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 10,618 million euros at December 31, 2014), providing flexibility for the Telefónica Group with regard to accessing capital or credit markets in the next 12 months. For a further description of Telefónica Group’s liquidity and capital resources in 2014, see note 13.2 Financial Liabilities and Appendix V.

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.	Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Regarding the first point, at December 31, 2014, the Telefónica Group’s Latin American companies had net debt not guaranteed by the parent company of 5,049 million euros, which represents 10.7% of net debt. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).

Regarding the repatriation of funds to Spain, 1,118 million euros from Latin America companies have been received in 2014, of which 961 million euros were from dividends and 157 million euros were for other items.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed by the Centro Nacional de Comercio Exterior (CENCOEX). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CENCOEX, in line with regulation number 056, article 2, section c) “Remittance of profits, income, interest and dividends from international investment” Telefónica Venezolana, C.A. (formerly Telcel, C.A.), a Telefónica Group subsidiary in Venezuela, obtained the aforementioned requested approval on 295 million Venezuelan bolivars in 2006, 473 million Venezuelan bolivars in 2007 and 785 million Venezuelan Bolivars in 2008. At December 31, 2014, payment of two dividends agreed by the company in the amount of 5,882 million Venezuelan bolivars is pending approval by the CENCOEX.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A” or in case of Spanish entities in line with the credit rating of Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general

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framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers credit risk management as a key element to achieve its sustainable business and customer base growth targets in a manner that is consistent with Telefónica Corporate Risk Management Policy. This management approach relies on the active monitoring of the risk assumed and the resources necessary to grant the adequate risk-reward balance in the operations and the separation between the risk ownership areas and risk management areas.

Customer-financing products and those debtors that could cause a material impact on the Group’s consolidated financial statements are subject to specific management practices to mitigate exposure to credit risk, according to the segment and risk profile of the customer.

Uniform policies, procedures, delegation of authority and management practices are established in all Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. This commercial credit risk management model is embedded into the Group’s decision-making processes, both from a strategic and, especially, day-to-day operating perspective, where credit risk assessment guides the product and services available for the different customer profiles.

The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 11 and 13) and the guarantees given by the Telefónica Group.

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2014, these guarantees amounted to approximately 4,401 million euros.

Capital management

Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.

The Corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the applications of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of the investment projects. Telefónica also uses as reference a net financial debt ratio below 2.35x OIBDA in the medium term (excluding items of a non-recurring or exceptional nature), with the objective of protecting the credit rating over the medium term, and making this rating compatible with alternative uses of cash flow that could arise at any time.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation, that are considered when evaluating the financial structure of the Telefónica Group and its different areas.

Derivatives policy

At December 31, 2014, the nominal value of outstanding derivatives with external counterparties amounted to 193,152 million equivalent, a 17% increase from December 31, 2013 (164,487 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

1) Derivatives based on a clearly identified underlying.

Telefónica’s derivatives policy emphasizes the following points:

Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments,

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settlement of foreign currency payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intragroup transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

Economic hedges, which are hedges with a designated underlying asset and which in certain circumstances offset fluctuations in the underlying asset value, do not always meet the requirements and effectiveness tests laid down by accounting standards for treatment as hedges. The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the goal of a stable income statement. In any event, the variations are recognized in the income statement.

2) Matching of the underlying to one side of the derivative.

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

3) Matching the company contracting the derivative and the company that owns the underlying.

Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Internacional, S.A.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).

4) Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

The Telefónica Group uses a number of tools to measure and manage risks in derivatives and debt. The main ones are Kondor+, licensed by Reuters, which is widely used by financial institutions, and MBRM specialist financial calculator libraries.

5) Sale of options only when there is an underlying exposure.

Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option, or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.

6) Hedge accounting.

The main risks that may qualify for hedge accounting are as follows:

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•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.

•	Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency.

•	Variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable.

•	Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Available-for-sale financial assets”.

Regarding the underlying:

•	Hedges can cover all or part of the value of the underlying.

•	The risk to be hedged can be for the whole period of the transaction or for only part of the period.

•	The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Group enters into long-term swaps, caps or collars to protect ourselves against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.

Hedges can be of three types:

•	Fair value hedges.

•	Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge.

•	Hedges of net investment in consolidated foreign subsidiaries. Generally such hedges are arranged by the parent company and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (for example, pounds sterling), or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

Hedges can comprise a combination of different derivatives.

Management of accounting hedges is not static, and the hedging relationship may change before maturity. Hedging relationships may change to allow appropriate management that serves the Group’s stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model both prospectively and retrospectively.

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The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.

The breakdown of the financial results recognized in 2014, 2013 and 2012 is as follows:

Millions of euros	2014	2013	2012
Interest income	553	613	557
Dividends received	5	11	28
Other financial income	228	203	276

Subtotal	786	827	861

Changes in fair value of financial assets at fair value through profit or loss	1,004	(427)	648
Changes in fair value of financial liabilities at fair value through profit or loss	(1,059)	388	(550)
Transfer from equity to profit and loss from cash flow hedges	(163)	(121)	(173)
Transfer from equity to profit and loss from available-for-sale assets and others	—	(52)	(50)
Gain/(loss) on fair value hedges	865	(935)	198
(Loss)/gain on adjustment to items hedged by fair value hedges	(796)	961	(145)

Subtotal	(149)	(186)	(72)

Interest expenses	(2,556)	(2,898)	(3,094)
Ineffective portion of cash flow hedges	—	—	1
Accretion of provisions and other liabilities	(400)	(201)	(469)
Other financial expenses	(200)	(238)	(289)

Subtotal	(3,156)	(3,337)	(3,851)

Net finance costs excluding foreign exchange differences and hyperinflationary adjustments	(2,519)	(2,696)	(3,062)

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The breakdown of Telefónica’s derivatives at December 31, 2014, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

2014

Millions of euros	Fair value (**)	Notional amount Maturities (*)
Derivatives		2015	2016	2017	Subsequent years	Total
Interest rate hedges	(482)	(1,384)	1,877	292	(3,502)	(2,717)
Cash flow hedges	648	(1,050)	706	460	3,265	3,381
Fair value hedges	(1,130)	(334)	1,171	(168)	(6,767)	(6,098)
Exchange rate hedges	(966)	7,784	3,141	913	3,799	15,637
Cash flow hedges	(964)	7,992	3,141	913	3,799	15,845
Fair value hedges	(2)	(208)				(208)
Interest and exchange rate hedges	(890)	(538)	422	64	1,495	1,443
Cash flow hedges	(592)	(373)	465	167	2,675	2,934
Fair value hedges	(298)	(165)	(43)	(103)	(1,180)	(1,491)
Net investment hedges	(121)	(1,436)	(750)	(60)		(2,246)
Other derivatives	(221)	7,957	51	(1,183)	(1,437)	5,388
Interest rate	34	7,893	452	(325)	(1,557)	6,463
Exchange rate	(145)	91	(401)	(108)	120	(298)
Others	(110)	(27)		(750)		(777)

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.
(***)	The fair value of the Telefónica Group derivatives amounted to a positive MTM (accounts receivable) of 2,680 million euros.

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2014 Consolidated Financial Statements

The breakdown of Telefónica’s derivatives at December 31, 2013, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

2013

Millions of euros	Fair value (**)	Notional amount Maturities (*)
Derivatives		2014	2015	2016	Subsequent years	Total
Interest rate hedges	456	(4,266)	1,934	845	(2,079)	(3,566)
Cash flow hedges	758	(3,462)	2,099	(96)	8,143	6,684
Fair value hedges	(302)	(804)	(165)	941	(10,222)	(10,250)
Exchange rate hedges	355	(467)	1,551	3,128	4,709	8,921
Cash flow hedges	357	(330)	1,551	3,128	4,709	9,058
Fair value hedges	(2)	(137)				(137)
Interest and exchange rate hedges	(233)	(468)	(321)	465	1,923	1,599
Cash flow hedges	(58)	(383)	(200)	566	2,779	2,762
Fair value hedges	(175)	(85)	(121)	(101)	(856)	(1,163)
Net investment hedges	(277)	(1,992)	(162)	(1,151)	(60)	(3,365)
Other derivatives	(434)	1,918	(63)	(710)	(1,928)	(783)
Interest rate	(359)	2,353	(141)	(710)	(1,941)	(439)
Exchange rate	(75)	(435)	78		13	(344)
Others						—

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

A list of derivative products entered into at December 31, 2014 is provided in Appendix IV.

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2014 Consolidated Financial Statements

Note 17. Income tax matters

Consolidated tax group in Spain

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 49 and 51 companies in 2014 and 2013, respectively.

Amendment to the Spanish Corporate Income Tax Law

Spanish Law 27/2014 of 27 November on Corporate Income Tax stipulates a reduction of the current tax rate for financial year ending in 2014 (30%). It has been set at 28% for financial year ending in 2015, and at 25% for financial year ending in 2016 and following years.

In addition, although a limit is established to offset tax loss carryforwards at 60% for 2016 and at 70% for 2017 and subsequent years, the time limit to offset them, which was 18 years, is removed.

These 2014 consolidated financial statements include the effect of the lower rate on the deferred tax assets and liabilities of companies forming part of the tax group in Spain. The net effect is an income tax expense amounting to 50 million euros.

Deferred taxes

The movements in deferred taxes in the Telefonica Group in 2014 and 2013 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2013	6,376	3,063
Additions	1,763	408
Disposals	(1,152)	(1,009)
Transfers	(132)	58
Translation differences and hyperinflation adjustments	3	22
Company movements and others	9	24
Balance at December 31, 2014	6,867	2,566

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2012	7,308	4,788
Additions	1,662	614
Disposals	(1,007)	(691)
Transfers	(1,442)	(1,516)
Translation differences and hyperinflation adjustments	(156)	(149)
Company movements and others	11	17
Balance at December 31, 2013	6,376	3,063

“Additions” of deferred tax assets in 2014 includes the impact of the Law 12,973/14, resulting from the conversion of Interim Measure 627/13, published in Brazil on May 13, 2014. As a result of the entry into force of this new law, the tax effects were revisited for certain assets arising from the business combination of Telesp and Vivo Participaçoes and, therefore, the Telefónica Group revised the deferred tax assets associated with such assets. The impact on “Corporate income tax” in the consolidated income statement for 2014 is a reduction in the expense of 394 million euros.

“Additions” in 2014 includes among others, the tax effect of the 70% limitation on assets depreciation in Spain of 118 million euros in 2014 (128 million euros in 2013), the adjustment of the value of the investment of Telefónica, S.A in Telco, S.p.A.

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2014 Consolidated Financial Statements

of 108 million euros (108 million euros in 2013), and 189 million euros due to the impact of the application of the rate resulting in the allocations conducted through SICAD II, as reference rate to translate the Venezuelan bolivar (see Note 2), which is not tax deductible in 2014.

Also, Colombia Telecom, which generated in 2014 taxable profit, recognized tax credits for loss carryforwards and temporary differences, chiefly from the finance lease agreement with PARAPAT (see Note 22) in the amount of 1,032 million Colombian pesos (roughly 390 million euros, of which 126 million euros correspond to tax credits for loss carryforwards and 264 million euros correspond to temporary differences).

In 2014 the Group recorded 64 million euros of tax credits for tax deductions, mainly for R+D in Spain (146 million euros in 2013).

“Additions” of deferred tax assets in 2013 mainly included the positive impact of the recognition of tax credits for tax losses carryforwards at several Group companies in Spain, Germany and Brazil of 547 million euros. In 2014 the recognition of tax credits for tax losses carryforwards from prior years amounted to 255 million euros, which includes 126 million euros recognized in Colombia Telecom commented before.

Transfers during 2013 mainly relate to the offsetting of deferred tax assets and liabilities as a result of the merger of Telefónica companies in Brazil completed in 2013.

“Disposals” of deferred tax assets include the impact of the Group’s labor force reduction plans, amounting to 207 million euros in 2014 and 186 million euros in 2013.

In 2014 the Group recorded disposals in deferred tax assets amounting to 307 million euros, and disposals in deferred tax liabilities amounting to 226 million euros, in relation with the aforementioned reduction of the current tax rate.

The movements in deferred tax assets, recognized directly in equity in 2014 amount to 95 million euros of “additions” and 26 million euros of “disposals” (38 million euros of “additions” and 225 million euros of “disposals” in 2013). The movements in deferred tax liabilities, recognized directly in equity in 2014 amount to 32 million euros of “additions” and 73 million euros of “disposals” (7 million euros of “additions” and 1 million euros of “disposals” in 2013).

Expected realization of deferred tax assets and liabilities

In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position at December 31, 2014 is as follows:

12/31/2014	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,867	1,239	5,628
Deferred tax liabilities	2,566	269	2,297

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2014 Consolidated Financial Statements

Deferred tax assets

Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Tax credits for loss carryforwards

The tax group in Spain had unused tax loss carryforwards at December 31, 2014 amounting to 9,940 million euros. The estimated schedule is the following:

	Total	Less than 1 year	More than 1 year
Tax loss carryforwards	9,940	—	9,940

In 2012, subsequent to the inspection by the tax authorities, the tax group in Spain reevaluated its tax credits based on the business plans of the companies in the tax group and the best estimate of taxable income, over a period of time that is in line with the state of the various markets in which they operate. As a result, a reduction of 458 million euros in “Corporate income tax” was recognized in 2012. In 2013, the tax credits of the tax group in Spain were reevaluated using the same criteria as in the prior year, resulting in a reduction in “Corporate income tax” of 190 million euros.

Total tax loss carryforwards in Spain in the statement of financial position at December 31, 2014 amount to 1,168 million euros. Total unrecognized tax credits of these companies amount to 1,317 million euros. These tax credits do not expire.

The various Group companies in the rest of Europe have recognized 847 million euros of unrecognized tax credits, mainly from the tax loss carryforwards of the Telefónica companies in Germany. Total unrecognized tax credits for tax loss carryforwards of these companies amount to 6,045 million euros. These tax credits do not expire.

Recognized tax credits in the consolidated statement of financial arising from the Latin American subsidiaries at December 31, 2014 amounted to 280 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amount to 422 million euros.

Deductions

The tax group has recognized 246 million euros of unused tax deductions in the consolidated statement of financial position at December 31, 2014, generated primarily from export activity, double taxation and donations to non-profit organizations.

Temporary differences

The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2014 and 2013 are as follows:

Millions of euros	12/31/2014	12/31/2013
Goodwill and intangible assets	792	1,239
Property, plant and equipment	793	651
Personnel commitments	969	1,238
Provisions	1,381	1,017
Investments in subsidiaries, associates and other shareholdings	867	869
Inventories and receivables	436	203
Other	1,746	1,035

Total deferred tax assets for temporary differences	6,984	6,252

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2014 Consolidated Financial Statements

Millions of euros	12/31/2014	12/31/2013
Goodwill and intangible assets	1,550	1,659
Property, plant and equipment	1,395	1,304
Personnel commitments	25	—
Provisions	28	15
Investments in subsidiaries, associates and other shareholdings	1,366	1,653
Inventories and receivables	89	26
Other	771	282

Total deferred tax liabilities for temporary differences	5,224	4,939

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. At December 31, 2014, deferred tax assets and liabilities amounting to 2,658 million euros were offset, affected by the inclusion of E-Plus in the scope of consolidation (1,876 million euros at December 31, 2013).

The heading “Other” includes, among others, the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 16) and deferred tax assets in relation with the finance lease of handsets.

Tax payables and receivables

Current tax payables and receivables at December 31, 2014 and 2013 are as follows:

Millions of euros	Balance at 12/31/2014	Balance at 12/31/2013
Taxes payable
Tax withholdings	126	103
Indirect taxes	1,012	896
Social security	168	152
Current income taxes payable	335	575
Other	385	477

Total	2,026	2,203

Millions of euros	Balance at 12/31/2014	Balance at 12/31/2013
Tax receivables
Indirect tax	595	620
Current income taxes receivable	953	870
Other	201	174

Total	1,749	1,664

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2014 Consolidated Financial Statements

Reconciliation of book profit before taxes to taxable income

The reconciliation between book profit before tax and the income tax expense for 2014, 2013 and 2012 is as follows:

Millions of euros	2014	2013	2012
Accounting profit before tax	3,635	6,280	5,864
Tax expense at prevailing statutory rate	1,046	1,935	1,903
Permanent differences	317	(124)	307
Changes in deferred tax charge due to changes in tax rates	89	(21)	(27)
Capitalization of tax deduction and tax relief	(74)	(146)	(81)
Use/ Capitalization of loss carryforwards	(255)	(547)	(404)
Increase / (Decrease) in tax expense arising from temporary differences	(792)	95	(297)
Other	52	119	60
Income tax expense	383	1,311	1,461
Breakdown of current/deferred tax expense
Current tax expense	1,480	2,221	1,726
Deferred tax benefit	(1,097)	(910)	(265)

Total income tax expense	383	1,311	1,461

Tax inspections and tax-related lawsuits

Tax Group in Spain

a) Tax inspections

In December 2012 the National Court of Justice issued a ruling on the tax inspection for the years 2001 to 2004, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible and rejecting the other allegations. On December 28, 2012 the Company filed an appeal with the Supreme Court.

Also in 2012, in Spain the tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing consent forms for an income tax payment of 135 million euros that was paid and non-consent form for the items which the Company contests. The tax assessment for which a non-consent form was signed did not require payment of any tax because it only proposed a reduction in unused tax loss carryforwards. An appeal was filed with the Large Taxpayers Central Office of the Spanish State Tax Agency requesting this tax assessment be reversed, although no decision on the appeal has been issued as of the date of preparation of these consolidated financial statements.

In July 2013, new inspections of various companies in the 24/90 Tax Group, of which Telefónica, S.A. is the parent were initiated. The taxes and periods subject to review are corporate income tax for the years 2008 to 2011, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the second half of 2009 and the years 2010 and 2011. It is not expected that these inspections in progress will result in the need to recognize any additional liabilities in the Telefónica Group’s consolidated financial statements.

b) Tax deductibility of financial goodwill (Article 12.5)

Spain added a new Article 12.5 to its Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.

The Telefónica Group has been amortizing for tax purposes financial goodwill from its investments in O2, Cesky Telecom, BellSouth and Coltel (all predating December 21, 2007) with a cumulative positive impact on consolidated income tax expense from 2004 to 2014 of 795 million euros.

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2014 Consolidated Financial Statements

On December 20, 2007 the European Commission challenged the Spanish law, on the grounds that this tax benefit constituted State aid. On October 28, 2009 the Commission issued a First Decision ruling that Article 12.5 constituted State aid, although it upheld the legitimacy of operations carried out prior to publication of the commencement of the investigation procedure in the EU’s Official Journal.

On January 12, 2011 the Commission issued a Second Decision ruling that, in the case of acquisitions in non-European Union countries up to May 21, 2011, the system established in the original version of Article 12.5 could still be applied, provided certain conditions were fulfilled.

After the proceedings initiated on July 17, 2013, on October 15, 2014 the Commission declared that the Binding Consultation in connection with financial goodwill on indirect acquisitions also constituted State aid and cast doubt on the applicability of the principle of legitimate expectations acknowledged in the two previous Decisions, now disallowing it for indirect acquisitions.

On November 7, 2014 the European Union General Court issued two rulings overturning the First and Second European Union Decisions, as it has considered that the system permitting amortization of goodwill in Spain did not constitute State aid because it had not been proven that the action taken by the Spanish authorities was selective. The European Commission submitted an appeal against both rulings to the EU’s Court of Justice.

Telefónica Brasil

Telefónica Brasil has a number of appeals ongoing regarding the ICMS (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to settlement of this tax. In 2014 the tax authorities embarked upon a new round of inspections in this regard.

To date the most significant issues have focused on the requirement to collect the ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services and modem rental.

All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of these assessments, updated to take into account interest, fines and other items, is approximately 9,700 million Brazilian reais (3,010 million euros). No provisions have been set aside for these matters, as the risk of them giving rise to liabilities is not probable. Telefónica Brasil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to the ICMS.

Telefónica del Perú

Regarding the Group’s main tax litigation in Peru, on March 20, 2013, notification was received of a first instance court decision upholding Telefónica Peru’s arguments in three of the five objections filed by the authorities and appealed against in higher courts regarding corporate income tax in 2000/2001, which accounted for more than 75% of the total litigation amount (the objections related respectively to the provision for insolvency, interest on borrowing and leases of space for public telephones). The company also obtained a precautionary measure in this regard amounting to 1,413 million Peruvian soles (391 million euros). Court proceedings are also ongoing concerning the possible offsetting of recoverable balances in 1998 and 1999, and the interest and penalties to be applied. Both the tax authorities and the company have appealed against the decision in the court of second instance.

In parallel to the aforementioned court proceedings, the tax authorities proceeded to collect tax dues relating to the corporate income tax for the years 2000-2001 and payments on account of the corporate income tax in respect of the year 2000, considering the recoverable balances for 1998 and 1999. There were successive reductions to the sums claimed in the two cases following appeals submitted by Telefónica del Peru against the settlements and the precautionary measure commented above, up until the company finally paid out 286 million Peruvian soles (80 million euros) in 2012 and 2013 pending the related rulings, whereby the estimated claim amount would be 1,581 million Peruvian soles (437 million euros) if the outcome was unfavorable. No further action was taken in connection with these administrative procedures in 2014, and therefore they are still pending with the Tax Court (administrative phase). An appeal may be submitted against an adverse outcome, and an application may be made for a suspension injunction.

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2014 Consolidated Financial Statements

In connection with these proceedings in Peru, the Group and its legal advisors consider they may have legal arguments to bring about a probable favorable ruling with no significant effect on the Group’s financial statements.

Years open for inspection

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, following the tax audit completed in 2012, the corporation tax from 2008 onwards and all other applicable taxes from 2009 onwards are open to inspection with respect to the main companies of the Spanish tax group.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last ten years in Germany.

•	The last seven years in United Kingdom and Argentina.

•	The last five years in Brazil, Mexico, Uruguay, Colombia and the Netherlands.

•	The last four years in Venezuela, Peru, Guatemala and Costa Rica.

•	The last three years in Chile, Ecuador, Nicaragua, El Salvador, the United States and Panama.

The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

Note 18. Revenue and expenses

Revenues

The breakdown of “Revenues” is as follows:

Millions of euros	2014	2013	2012
Rendering of services	46,007	52,386	57,810
Net sales	4,370	4,675	4,546

Total	50,377	57,061	62,356

Other income

The breakdown of “Other income” is as follows:

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2014 Consolidated Financial Statements

Millions of euros	2014	2013	2012
Own work capitalized	774	794	822
Gain on disposal of companies	5	63	123
Gain on disposal of other assets	367	336	802
Government grants	36	42	51
Other operating income	525	458	525

Total	1,707	1,693	2,323

“Gain on disposal of other assets” includes gains from the sale of telephone towers of 198 million euros, 113 million euros and 620 million euros in 2014, 2013 and 2012, respectively.

Other expenses

The breakdown of “Other expenses” in 2014, 2013 and 2012 is as follows:

Millions of euros	2014	2013	2012
Leases	1,039	947	1,159
Advertising	1,226	1,290	1,528
Other external services	9,811	10,590	10,800
Taxes other than income tax	1,094	1,335	1,436
Change in trade provisions	693	701	777
Losses on disposal of fixed assets and changes in provisions for fixed assets	58	277	706
Other operating expenses	368	288	399

Total	14,289	15,428	16,805

In 2013, “Losses on disposal of fixed assets and changes in provisions for fixed assets” mainly includes the value adjustment on assets allocated to Telefónica Czech Republic amounting to 176 million euros (see Note 2). This heading in 2012 mainly included the impact of the write-offs of the customer portfolio allocated to the business in Ireland for 113 million euros and the related allocated goodwill for 414 million euros.

Estimated payment schedule

The estimated payment schedule in millions of euros for the next few years on operating leases and purchase and other contractual commitments (non-cancellable without penalty cost) are as follows:

12/31/2014	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Telefónica Brazil	3,077	399	744	623	1,311
Telefónica Germany	2,976	549	816	580	1,031
Telefónica Hispanoamérica	2,222	380	609	481	752
Telefónica Spain	975	153	242	198	382
Telefónica United Kingdom	801	127	206	162	306
Others	146	35	52	24	35
Operating lease obligations	10,197	1,643	2,669	2,068	3,817
Purchase and other contractual obligations	9,037	4,295	2,071	961	1,710

At December 31, 2014, the present value of future payments for Telefónica Group operating leases was 7,966 million euros (1,715 million euros in Telefónica Brazil, 2,837 million euros in Telefónica Germany, 1,640 million euros in Telefónica Hispanoamérica, 930 million euros in Telefónica Spain, 710 million euros in Telefónica United Kingdom and 134 million euros in other companies classified as “Others” on the table above).

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2014 Consolidated Financial Statements

The main finance lease transactions are described in Note 22.

Headcount

The table below presents the breakdown of the Telefónica Group’s average number of employees in 2014, 2013 and 2012, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with the segment reporting (see Note 4).

	2014		2013		2012
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	29,840	30,020	30,551	29,764	31,979	31,332
Telefónica United Kingdom	7,404	7,436	9,413	7,432	11,341	10,986
Telefónica Germany	6,596	10,848	5,655	5,572	5,592	5,638
Telefónica Brazil	18,337	18,419	18,930	18,388	20,008	19,481
Telefónica Hispanoamérica	38,098	38,104	38,733	38,638	38,303	38,771
Other companies	20,222	18,873	26,611	26,936	165,375	26,978

Total	120,497	123,700	129,893	126,730	272,598	133,186

The Group consolidates E-Plus from October 1, 2014 (see Note 5). The number of employees of the E-Plus Group at that date was 5,033.

Employees corresponding to the business in Telefónica Ireland and Telefónica Czech Republic are included in the average headcount until the date they were removed from the consolidation scope (see Note 2). The average number of employees in 2014, 2013 and 2012 corresponding to these companies was 753, 6,820 and 7,502.

Employees corresponding to the Atento business are included in the average headcount until the date of the sale in December 2012. The average number of employees in 2012 corresponding to the Atento companies sold was 137,454.

Of the final headcount at December 31, 2014, approximately 37.8% are women (38.2% at December 31, 2013).

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2014	2013	2012
Depreciation of property, plant and equipment	5,357	6,179	6,931
Amortization of intangible assets	3,191	3,448	3,502

Total	8,548	9,627	10,433

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities and for the interest cost accrued in the period in relation to the debt component of the mandatorily convertible notes of the parent company issued in 2014 (see note 12) by (b) the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued upon the conversion of the said mandatorily convertible notes from the date of their issuance.

Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent, adjusted as described above, by the weighted average number of ordinary shares adjusted as described in the preceding paragraph, plus the weighted average number of

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2014 Consolidated Financial Statements

ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2014	2013	2012
Profit attributable to ordinary equity holders of the parent	3,001	4,593	3,928
Adjustment for the net coupon corresponding to undated deeply subordinated securities	(187)	(27)	—
Adjustment for the financial expense of the debt component of the mandatorily convertible notes	—	—	—

Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share	2,814	4,566	3,928

Thousands Number of shares	2014	2013 (*)	2012 (*)
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,573,586	4,627,912	4,603,539
Adjustment for mandatorily convertible notes	32,803	—	—
Adjusted number of shares (excluding treasury shares) for basic earnings per share	4,606,389	4,627,912	4,603,539
Telefónica, S.A. share option plans	11,407	4,816	1,998
Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,617,796	4,632,728	4,605,537

(*)	Restated data due to the scrip dividend.

For the purposes of calculating the earnings per share ratios (basic and diluted), the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity, as if such transactions had occurred at the beginning of the earliest period presented. For instance, the bonus share issues carried out to meet the scrip dividends paid in 2014 and 2012 have been taken into account (see Note 12).

Basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Figures in euros	2014	2013 (*)	2012 (*)
Basic earnings per share	0.61	0.99	0.85
Diluted earnings per share	0.61	0.99	0.85

(*)	Restated data due to the scrip dividend.

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Note 19. Share-based payment plans

The main share-based payment plans in place in the 2012-2014 period are as follows:

a) Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2011-2016”

At the General Shareholders’ Meeting held on May 18, 2011, a long-term share-based incentive plan called “Performance and Investment Plan” was approved for Telefónica Group directors and executive officers. This plan took effect following completion of the Performance Share Plan (see section c) below).

Under this plan, a certain number of shares of Telefónica, S.A. are delivered to plan participants selected by the Company who decide to participate on compliance with stated requirements and conditions.

The plan lasts five years and is divided into three independent phases.

The first phase expired on June 30, 2014. The maximum number of shares assigned to this phase of the plan was 5,545,628 shares assigned on July 1, 2011, with a fair value of 8.28 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore, managers did not receive any shares.

Regarding the second and third allocations of shares under this plan, the maximum number of shares assigned (including the amount of co-investment) and the number of shares outstanding at December 31, 2014 is as follows:

Phase / assignment date	No. of shares assigned	Outstanding shares at 12/31/14	Unit fair value	End date
2nd phase July 1, 2012	7,347,282	6,007,909	5.87	June 30, 2015
3rd phase July 1, 2013	7,020,473	6,494,041	6.40	June 30, 2016

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 40 million euros, 39 million euros and 22 million euros of employee benefits expenses recorded in 2014, 2013 and 2012, respectively, was made in shareholders’ equity.

b) Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2014-2019”

The Telefónica, S.A. General Shareholders’ Meeting on May 30, 2014 approved a new instalment of the long-term share-based incentive “Performance and Investment Plan” for certain senior executives and members of the Group’s management team, operational on completion of the first “Performance and Investment Plan”.

Like its predecessor, the term of the new plan is a total of five years divided into three phases.

The initial share allocation took place on October 1, 2014, and the second and third allocations are scheduled for October 1 in 2015 and 2016.

The maximum number of shares allocated under the Plan (including the amount of co-investment) and the number of shares outstanding at December 31, 2014 are set out below:

Phase / assignment date	No. of shares assigned	Outstanding shares at 12/31/14	Unit fair value	End date
1st phase / October 1, 2014	6,927,953	6,918,686	6.82	September 30, 2017

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c) Telefónica, S.A. share plan: “Performance Share Plan” (PSP) (2006-2013)

At the General Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable compensation.

The term of the plan is seven years divided into five phases.

The fifth and last phase expired on June 30, 2013. The maximum number of shares assigned to this phase of the plan was 5,025,657 shares assigned on July 1, 2010, with a fair value of 9.08 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore, managers did not receive any shares.

d) Telefónica, S.A. global share plan: “Global Employee Share Plan II” (2012-2014)

The Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 18, 2011 approved a voluntary plan for incentivized purchases of Telefónica, S.A. shares for all employees of the Telefónica Group worldwide, with certain exceptions. Under this plan, participants who met certain requirements were offered the possibility of buying shares in Telefónica, S.A., which undertook to deliver them a certain number of free shares.

The plan’s share holding period came to an end in December 2014. More than 21,000 employees on the scheme were rewarded with a total of 1,778,099 shares from Telefónica, valued at approximately 20 million euros at the time they were delivered with effect in equity.

Likewise, the Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 30, 2014 approved a new voluntary plan for incentivized purchases of shares for the employees of the Group, which at the date of preparation of these consolidated financial statements is pending to be implemented.

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Note 20. Cash flow analysis

Net cash from operating activities

In 2014, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 15,910 million euros, 14.30% less than the 18,565 million euros generated in 2013.

Net cash flow from operating activities decreased from 14,344 million euros in 2013 to 12,193 million euros in 2014, down 15.0%, after a decrease of 5.7% from 2012 (15,213 million euros) to 2013.

The main items included in the net flow from operations are the following:

•	Cash received from customers decreased by 11.03% to 61,522 million euros (from 69,149 million euros in 2013). Driven by the revenues evolution in Brazil and Spain, mainly due to the ARPU decrease and lower accesses, partially offset by the increase in the sale of handsets. Active management of collection assets and monetization of revenues on financed sales also helped maintain the levels observed during the previous period. The departure of Telefónica Czech Republic from the scope of consolidation, partially offset by the arrival of E-Plus, contributed to the year-on-year reduction in cash collections.

•	Cash payments to suppliers and employees in 2014 amounted to 45,612 million euros, down 9.83% from the 50,584 million euros recorded in 2013. Due to fewer payments in Spain and Brazil and the changes in the consolidation perimeter explained above.

Cash payments to employees in 2014 (6,164 million euros) decreased by 9.16% from 2013 (6,786 million euros) due to the lower costs associated with the change in average headcount.

•	Cash flows arising from payments of interest and other finance costs and from dividends stood at 2,530 million euros in 2014, up 4.8% from 2013 (2,415 million euros) even though the Telefónica Group’s average debt was reduced in 2014. The increase in interest payments was offset by non-recurring impacts such as payment of interest in 2014 on a zero-coupon 15-year bond, the cash receipt of the interest on settlement of tax inspections in 2013, and differences in the debt payment schedule for the 2014 financial year with respect to 2013.

•	Tax payments amount to 1,187 million euros in 2014, 34.3% lower than those made in 2013 (1,806 million euros), mainly due to the impact of adopting the new exchange rate in Venezuela, the decrease of the operating results and changes in the consolidation perimeter.

In 2013, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 18,565 million euros, 7.7% less than the 20,104 million euros generated in 2012.

The main items included in the net flow from operations are the following:

•	Cash received from customers decreased by 9.0% to 69,149 million euros (from 75,962 million euros in 2012). The decrease was mainly due to the exchange rate impact, and also to the decrease in the sale of handsets, as a consequence of the elimination of the subsidy and the reduction of the interconnection tariff in Europe, offset by the revenues increase in Latin America and the proactive policy of short term assets management reducing customer financing.

•	Cash payments to suppliers and employees in 2013 amounted to 50,584 million euros, down 9.4% from the 55,858 million euros recorded in 2012. Excluding the exchange rate effect, there was a decrease of 1.9% in payments to suppliers, driven by the new commercial model of cost reductions in Europe and the containment of short term liabilities of the Group, that have offset the increase in commercial activity in Latin America.

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Cash payments to employees in 2013 (6,786 million euros) decreased by 16.73% from 2012 (8,149 million euros) due to the lower costs associated with the change in average headcount due to the sale of the Atento Group.

•	Cash flows arising from payments of interest and other finance costs and from dividends stood at 2,415 million euros in 2013, down 452 million from 2012. The 15.8% decreased in payments is primarily the result of the 11.4% reduction in the average debt and other non-recurring items.

•	Tax payments amounted to 1,806 million euros in 2013, 10.8% lower than those made in 2012 (2,024 million euros). The main reason for this decrease was the reduction in profit, since the non-recurring payments in 2012 of 246 million euros arising from the settlement of tax assessments raised on inspection and court decisions affecting the consolidated tax Group and the return of 284 million euros in 2013 were offset by higher payments on account in Spain in 2013 due to the latest legislative amendments.

Net cash used in investing activities

Net cash used in investing activities increased by 0.7% in 2014 to 9,968 million euros from 9,900 million euros in 2013, mainly due to the increase in the proceeds on disposal of companies, net of cash and cash equivalents, and the increase in the amount of payments made on financial investments not included under cash equivalents.

•	Payments on investments in property, plant and equipment and intangible assets totaled 9,205 million euros in 2014, 4.8% lower than 2013 (9,674 million euros). This decrease has been negatively affected by the exchange rate evolution. Spectrum license payments totaled 932 million euro in 2014, mainly in Brazil, Argentina, Colombia and Panama.

•	Proceeds on disposals of property, plant and equipment and intangible assets amounted to 340 million euros in 2014, a decrease of 39.4% mainly due to a reduction in the disposal of non-strategic assets (180 million euros, compared to 205 million euros in 2013) and lower receivables this year because of the sale of some fixed wireless assets in United Kingdom in 2013.

•	During the year, proceeds on disposals of companies, net of cash and cash equivalents, amounted to 3,615 million euros, being the most important divestments the sale of Telefónica Czech Republic, the sale of Telefónica Ireland and the sale of 2.5% of China Unicom (Hong Kong) Limited, which entailed a net collection of 2,163, 754 and 687 million euros, respectively (see Note 2 and 9).

•	During 2014, the payment on investments in companies, net of cash and cash equivalents acquired amounted to 5,020 million euros, mainly due to the acquisition of E-Plus (see Note 5) and the acquisition of a 22% stake in Distribuidora de Televisión Digital, S.A. (see Note 9).

•	During 2014, proceeds on financial investments not included under cash equivalents, amounted to 302 million euros, mainly due to the sale of Telecom Italia´s bond for a nominal amount of 103 million euros, plus interest.

•	Payments on financial investments not included under cash equivalents totaled 247 million euros for 2014, mainly reflected legal deposits, financial investments by Telefónica insurance companies and options on equity instruments.

•	In 2014, net cash flows in respect of cash surpluses not included under cash equivalents amounted to 217 million euros, up 531 million from 2013, mainly due to the exchange rate effect in Venezuela.

Net cash used in investing activities increased by 25.7% in 2013 to 9,900 million euros from 7,877 million euros in 2012, mainly due to the decrease in the proceeds on disposal of companies, net of cash and cash equivalents, and the decrease in the amount of payments made on financial investments not included under cash equivalents.

•	Payments on investments in property, plant and equipment and intangible assets totaled 9,674 million euros in 2013, 2.0% higher than 2012 (9,481 million euros). This increase was due to higher

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purchases of spectrum licenses in Brazil and the United Kingdom, amounting to 531 and 669 million euros, respectively.

•	Proceeds on disposals of property, plant and equipment and intangible assets amounted to 561 million euros in 2013, a decrease of 40.3% mainly due to a reduction in the disposal of non-strategic assets (205 million euros).

•	During the year, proceeds on disposals of companies, net of cash and cash equivalents, amounted to 260 million euros. The most significant divestment was the sale of Hispasat, which entailed a net collection of 123 million euros.

•	During 2013, the payment on investments in companies, net of cash and cash equivalent acquired amounted to 398 million euros, mainly due to the share capital increase in Telco, S.p.A. (324 million euros, see Note 9).

•	Payments on financial investments not included under cash equivalents totaled 386 million euros for 2013, and mainly reflected the acquisition of a Telecom Italia, S.p.A. bond for 103 million euros, as well as legal deposits, financial investments by Telefónica insurance companies and options on equity instruments.

•	In 2013, net cash flows in respect of cash surpluses not included under cash equivalents amounted to 314 million euros, in line with the 318 million euros recorded in 2012. Net investments in 2011 amounted to 646 million euros.

Net cash used in financing activities

In 2014, net cash used in financing activities has been negative of 4,041 million euros in comparation with a negative amount 2,685 million euros in 2013, primarily due to the increase of repayments of loans, borrowings and promissory notes, as a consequence of prepayments.

•	Dividends payments are related mainly to the dividends paid by Telefónica, S.A. as well as payments to non-controlling interests of Telefónica Brasil, S.A. (187 million euros) and Telefónica Deutchland Holding, A.G. (122 million euros).

•	Transactions with shareholders amounted to 427 million euros in 2014 (65 million in 2013). In 2014 the share capital increase by the non-controlling interests in Telefónica Deutschland amounted to 814 million euros received, offset by to net payments for transactions with Telefónica, S.A. treasury shares. In 2013 the proceeds received from the sale of 40% of the assets in Guatemala, Nicaragua, El Salvador and Panama in 2013 (377 million euros) offset by operations with Telefónica, S.A.’s treasury shares, as in 2013 there were two relevant share transactions (see Note 12).

•	The proceeds on operations with other equity holders amounted to 3,713 million euros in 2014, and include the amount related to the issuances of undated deeply subordinated securities of 1,000, 750 and 850 million euros and the issuance of notes mandatorily convertible into shares of Telefónica, S.A. amounting to 1,285 million euros (see Note 12). It also includes the payment of the coupon related to the two issuances of undated deeply subordinated securities issued in 2013 amounting to 172 million euros.

•	In 2014, proceeds from new issues on bonds totaled 4,453 million euros, 21% lower than the 2013 proceeds (5,634 million euros), mainly issued under the London Stock Exchange’s EMTN program (equivalent to 2,550 million euros) of Telefónica Emisiones, S.A.U. and under the SHELF program (500 million dollars, equivalent to 368 million euros). Additionally, it includes the issue mandatorily convertible into Telecom Italia, S.p.A. shares amounting to 750 million euros, and the bond issue by Telefónica Deutschland Holding, A.G. amounting to 500 million euros. The cancellation of debentures and bonds amounted to 5,116 million euros, in line with 2013 and related to the maturity of bonds.

•	In 2014, proceeds on loans, borrowings and promissory notes amounted to 4,290 million euros mainly related to borrowings proceeds of 2,000 million euros in Telefónica, S.A. (see Appendix V).

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•	In 2014, repayment of loans, borrowings and promissory notes amounted to 8,604 million euros (6,232 million euros in 2013) mainly related to prepayments of loans and the maturity of 2,000 million euros of Tranche A2, 1,672 million euros of Tranche A3 and 923 million euros of Tranche D2 of the syndicated loan of Telefónica, S.A. and 801 million euros of Tranche D1 of the syndicated loan of Telefónica Europe, B.V.

In 2013, net cash used in financing activities was negative of 2,685 million euros in comparation with a negative amount, 1,243 million euros in 2012, primarily due to the decrease of the proceeds coming from loans, borrowings and promissory notes, as a consequence of a higher activity in the financial markets in previous periods.

•	Transactions with shareholders amounted to 65 million euros in 2013 (656 million in 2012). The year 2013 mainly reflected the sale of 40% of the assets in Guatemala, Nicaragua, El Salvador and Panama which brought in net proceeds of 377 million euros, partially offset by the shares acquired from non-controlling interests mainly by Telefónica Czech Republic (61 million euros), and net payments for transactions with Telefónica, S.A. treasury shares. The year 2012 mainly reflected the public share offer of Telefónica Deutschland that brought in net proceeds of 1,429 million euros, which offset by the shares acquired from non-controlling interests mainly by Telefónica Czech Republic, entailed a total payment of 99 million euros and net payments for transaccions with Telefónica, S.A. treasury shares stood at 590 million euros.

•	The proceeds on operations with other equity holders amounted to 2,466 million euros in 2013, and included the amount related to the two issuances of undated deeply subordinated securities of 1,750 and 716 million euros, respectively (see Note 12).

•	In 2013, proceeds from new issues on bonds totaled 5,634 million euros, 30.4% lower than the 2012 proceeds (8,090 million euros), mainly made under the London Stock Exchange’s EMTN program (3,432 million euros equivalents) of Telefónica Emisiones. The cancellation of debentures and bonds amounted to 5,667 million euros, a 31.3% increase compared to 2012, related to the maturity of bonds.

•	In 2013, repayment of loans, borrowings and promissory notes amounted to 6,232 million euros (8,041 million euros in 2012) and were mainly related to the maturity of Tranche A1 of the syndicated loan signed by Telefónica, S.A. on July 28, 2010 (1,000 million euros), and also to the reduction of the outstanding principal of Tranche B of the same syndicated loan by 3,000 million euros.

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Note 21. Other information

a) Litigation and arbitration

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefonica Group.

The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.m) when the consolidated financial statements for the year ended December 31, 2014 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

The following unresolved legal proceedings or those underway in 2014 are highlighted (see Note 17 for details of tax-related cases):

Cancellation of the UMTS license granted to Quam GMBH in Germany

In December 2004, the German Telecommunications Market Regulator revoked the UMTS license granted in 2000 to Quam GmbH (“Quam”), in which Telefónica has a stake. After obtaining a suspension of the revocation order, on January 16, 2006, Quam filed a suit against the order with the German courts. This claim sought two objectives: 1) to overturn the revocation order issued by the German Telecommunications Market Regulator, and 2) if this failed, to be reimbursed for the total or partial payment of the original amount paid for the license, 8,400 million euros.

This claim was rejected by the Cologne Administrative Court. Quam appealed the decision before the Supreme Administrative Court of North Rhine-Westphalia, which also rejected its appeal.

Finally, Quam filed a new claim in third instance before the Federal Supreme Court for Administrative Cases, which was not admitted for processing.

Quam appealed this decision on August 14, 2009. On August 17, 2011, after the oral hearing, the Federal Administrative Court rejected Quam’s appeal at third instance.

In October 2011, Quam filed a constitutional complaint before the German Federal Constitutional Court (Karlsruhe), which is still pending.

Appeal against the European Commission Ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy

On July 9, 2007, Telefónica was notified of the Decision issued by the European Commission (the “EC”) imposing on Telefónica, S.A. and Telefónica de España, S.A.U. (“Telefónica de España”) a fine of approximately 152 million euros for breach of the former Article 82 of the Treaty Establishing the European Community for not charging equitable prices to whole and retail broadband access services. The court ruled in favor of the EC accusing Telefónica of applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

On September 10, 2007, Telefónica, S.A. and Telefónica de España filed an appeal to overturn the decision before the General Court of the European Union. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, which the General Court admitted.

In October 2007, Telefónica, S.A. presented a guarantee for an indefinite period of time to secure the principal and interest.

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A hearing was held on May 23, 2011, at which Telefónica presented its case. On March 29, 2012, the General Court ruled rejecting the appeal by Telefónica and Telefónica de España, confirming the sanction imposed by the EC. On June 13, 2012, an appeal against this ruling was lodged before the European Court of Justice.

On September 26, 2013, the Attorney General presented its conclusions to the court stating a possible breach of the principle of non-discrimination with respect to the sanction and a defective application of the principle of full jurisdiction by the General Court, requesting the return of the lawsuit to the court of first instance.

On July 10, 2014, the European Union Court of Justice dismissed the appeal, maintaining the fine imposed for abuse of dominant position (margin squeeze) on wholesale prices charged by Telefónica and Telefónica de España, for broadband access in Spain. This ended the appeal process.

The fine was satisfied by Telefónica de España, as indicated in Note 15.

Appeal against the Decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)

Vivo Group operators, together with other cellular operators, appealed ANATEL’s Decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (“FUST”) – a fund which pays for the obligations to provide universal service - with retroactive application from 2000. On March 13, 2006, the Brasilia Regional Federal Court granted a precautionary measure which stopped the application of ANATEL’s Decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s Decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telefónica Brazil and Telefónica Empresas, S.A., together with other wireline operators through the Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado (ABRAFIX) appealed ANATEL’s Decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008 before Brasilia Federal Regional Court no. 1.

No further action has been taken since then. The amount of the claim is quantified at 1% of the interconnection revenues.

Public civil procedure by the São Paulo government against Telefónica Brazil for alleged reiterated malfunctioning in services provided by Telefónica Brazil and request of compensation for damages to the customers affected

This proceeding was filed by the Public Ministry of the State of São Paulo for alleged reiterated malfunctioning in the services provided by Telefónica Brazil, seeking compensation for damages to the customers affected. A general claim is filed by the Public Ministry of the State of São Paulo, for 1,000 million Brazilian reais (approximately 370 million euros), calculated on the company’s revenue base over the last five years.

In April 2010, a ruling in first instance against the Telefónica Group was issued, there will not be a precision of its effects until there is a final ruling, and the total amount of persons affected and party in the procedure is known. At that moment, the amount of the indemnity will be established, ranging between 1,000 million reais and 60 million reais (approximately, between 370 million euros and 22 million euros), depending on the number of parties. On May 5, 2010, Telefónica Brazil filed an appeal before the São Paulo Court of Justice, suspending the effect of the ruling. No further action has been taken since then.

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Appeal against the Decision of the European Commission dated January 23, 2013 to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. and Portugal Telecom SGPS, S.A. (“Portugal Telecom”) had infringed on European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and owner of Brazilian company Vivo.

On January 23, 2013, the EC passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the EC ruled that Telefónica and Portugal Telecom committed an infraction as stipulated in Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the General Court notified Telefónica of the response issued by the European Commission, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine is a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.

Judicial appeals against the decisions by the Conselho Administrativo de Defesa Econômica (CADE) regarding the acquisition by Telefónica, S.A. of stakes in Portugal Telecom, SGPS S.A. and Telco, S.p.A.

On December 4, 2013, the Brazilian Antitrust Regulator, CADE, announced the two following decisions:

•	To approve, with the restrictions mentioned below, the acquisition by Telefónica of the entire participation held by Portugal Telecom, SGPS S.A., and PT Móveis - Serviços de Telecomunicações, SGPS, S.A., (the “PT Companies”) in Brasilcel, N.V., which controlled the Brazilian mobile company, Vivo Participações, S.A. (“Vivo”):

•	The entry of a new shareholder in Vivo, sharing the control of Vivo with Telefónica in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

•	That Telefónica ceases to have any direct or indirect financial interest in TIM Participações S.A.

•	To impose on Telefónica a fine of 15 million Brazilian reais, for having allegedly breached the spirit and the goal of the agreement signed between Telefónica and CADE (as a condition to the approval of Telefónica’s original acquisition of an interest in Telecom Italia, S.p.A. in 2007), due to the subscription of non-voting shares of Telco on a recent capital increases. This decision also requires Telefónica to divest such non-voting shares of Telco.

The fine imposed by CADE on Telefónica, S.A. relates to the agreement reached on September 24, 2013, between Telefónica and the other shareholders of the Italian company Telco (which holds a 22.4% stake with voting rights of Telecom Italia S.p.A.) whereby Telefónica subscribed and paid out a share capital increase in Telco, through a cash contribution of 324 million euros, in exchange for shares with non-voting rights in Telco. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco remained unchanged (46.18%), although its interest in the total share capital of Telco stands at 66%.

On July 9, 2014, Telefónica filed a judicial appeal against both decisions, requesting they be overturned citing numerous procedural improprieties (the rulings were issued before Telefónica presented its allegations) and a clear lack of legal grounds. At the same time, it requested the decisions be rendered null as CADE has not provided any proof that Telefónica’s actions undermine competition or infringe on applicable legislation. In this respect, the decision regarding the acquisition by Telefónica of PT Companies’ indirect stake in Vivo Participações, S.A. was issued three years after the deal was approved by the Brazilian telecommunications regulator (“ANATEL”). The transaction was completed - prior approval by the CADE was not required at the time - immediately after ANATEL’s approval on September 27, 2010.

b) Commitments

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Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP

Pursuant to amendment nº 1 of the Framework Investment Agreement executed on March 30, 2012, after the closing of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian Government may, at any time, offer to Telefónica all or part of the shares it holds in the company, the latter being obliged to acquire them, (directly or via one of its subsidiaries) provided that any of the following circumstances becomes applicable: (i) Colombia Telecomunicaciones, S.A. ESP fails to meet its payment obligations under the terms of the “Contrato de Explotación”, of two accumulated bi-monthly installments of the consideration fees; (ii) the increase in EBITDA is less than 5.75% in the measurement periods, and provided that during the twelve (12) months following the ordinary shareholders’ meetings during which the measurement was made, at least one of the following occurs: 1) Colombia Telecomunicaciones S.A. ESP makes capital investments (CAPEX) exceeding 12.5% of its revenues for services; 2) Colombia Telecomunicaciones S.A. ESP has paid a brand fee or any other type of payment to the Strategic Partner for the use of its brands; or 3) orders and/or pays dividends with the favorable vote of the Strategic Partner.

From January 1, 2013, the Colombian Government can require Telefónica to vote in favor of the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange.

In addition, if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP to third parties, Telefónica commits that(i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian Government at the same price and under the same terms and conditions negotiated with Telefónica, through the legally-established procedure for disposal of shares held by public entities.

Lastly, in 2015, the Colombian Government will be entitled to subscribe or acquire, at no cost or compensation, a number of shares necessary to bring its aggregate holding in Colombia Telecomunicaciones S.A. ESP up to 3%, depending on the compound growth in EBITDA between 2011 and 2014, the impact of this commitment not being relevant to the consolidated financial statements of the Company. To enforce this right of the nation, the parties will have three months since ordinary shareholders meeting approving the 2014 accounts, is held in 2015.

Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012 and ratified on December 12, 2012, both companies have signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years.

By virtue of this Agreement, Atento become Telefónica’s preferred Contact Centre and Customer Relationship Management (CRM) service provider, stipulating annual commitments in terms of turnover which updates in line with inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group.

In the case of an eventual failure to meet the annual turnover commitments that could result in a compensation, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contract Centre’s business margin to the final calculation.

Lastly, the Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica.

Share purchase Agreement for the acquisition of Distribuidora de Televisión, S.A. (DTS).

On June 2, 2014, Telefónica de Contenidos, S.A.U. (“Telefónica Contenidos”) executed a share purchase agreement, jointly and severally guaranteed by Telefónica, S.A., with Promotora de Informaciones, S.A. for the acquisition of a 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) for amount of 750 million euros. The closing of this purchase agreement is subject to obtaining the relevant authorization of the competition authorities.

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Moreover, on July 4, 2014, Telefónica de Contenidos acquired 22% of the share capital of DTS owned by Mediaset España Comunicación, S.A. (“Mediaset”) for an amount of 295 million euros. Furthermore, a payment of an amount of 30 million euros was satisfied as consideration for the waiver of Mediaset’s pre-emptive rights relating the stake held by PRISA in DTS referred in the paragraph above.

Pursuant to the agreement, Mediaset will receive an amount of 10 million euros in the event that Telefónica de Contenidos closes the acquisition of the 56% stake of DTS held by PRISA and, in that case, an amount of up to 30 million euros depending on the evolution of the Pay-TV customers in Spain of the Telefónica Group during the 4 years following the closing of such acquisition.

Agreement with the shareholders of Telco, S.p.A.

On June 16, 2014, the three Italian shareholders of Telco requested the initiation of the process of “demerger” (spin off) of the company, as provided in the shareholders’ agreement. Implementation of the demerger, approved by the General Meeting of Shareholders of Telco, S.p.A. held on July 9, 2014, remains subject to obtaining the required anti-trust and telecommunications approvals (including those from Brazil and Argentina). Once the aforementioned approvals are obtained, this decision will be implemented by transferring all the current stake of Telco, S.p.A. in Telecom Italia to four newly created companies. The share capital of each of these companies will belong in its entirety to each of the shareholders of Telco, S.p.A. and each of these companies will receive a number of shares of Telecom Italia, S.p.A. (“Telecom Italia”) proportional to the current economic stake in Telco, S.p.A. of each respective shareholder.

The application process of the aforementioned anti-trust and telecommunications approvals (including those in Brazil and Argentina), to proceed to the “demerger” (spin off) of Telco started, once the corresponding corporate documents were entered into in Italy. On December 22, 2014, ANATEL (Brazilian Telecommunications Regulator) approved the “demerger” (spin off) subject to compliance with certain obligations (see Note 9), although CADE (Brazilian Conselho Administrativo de Defesa Econômica) and CNDC (Comisión Nacional de Defensa de la Competencia of Argentina) have not rendered any decision yet.

Furthermore, on July 24, 2014, Telefónica issued 750 million euros bonds mandatorily exchangeable into ordinary shares of Telecom Italia maturing on July 24, 2017, representing, as of that date, 6.5% of its current voting share capital. The bonds may be exchanged in advance of the transfer of the shares, except under certain circumstances where the Company may opt to redeem the bonds in cash.

It is also significant that, within the framework of the GVT transaction and its holding company GVT Participações, SA, Vivendi, S.A. will acquire 1,110 million ordinary shares owned by Telefonica in Telecom Italia.

Agreement for the Acquisition of Global Village Telecom, S.A. and its holding company GVT Participações, S.A.

On September 19, 2014, Telefónica, S.A. signed an agreement with Vivendi S.A. for the acquisition by Telefónica Brasil, S.A. of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (jointly “GVT”) for a cash consideration of 4,663 million euros, and a payment in shares representing 12.0% of the share capital of Telefónica Brasil, S.A., after its combination with GVT.

As part of the agreement, Vivendi, S.A. will acquire from Telefónica 1,110 million ordinary shares in Telecom Italia currently representing 8.3% of Telecom Italia’s voting share capital (equivalent to 5.7% of its total share capital), in exchange for 4.5% of Vivendi, S.A.‘s capital in Telefónica Brasil, S.A., after its combination with GVT (which represents all of the voting shares and 0.7% of the preferred shares to be received by Vivendi S.A. under the agreement referred to above).

The cash payment for this transaction is expected to be financed via a capital increase by Telefónica Brasil S.A., which Telefónica S.A. intends to subscribe in proportion to its current stake in Telefónica Brasil, S.A. and intends to fund, in turn, via a capital increase.

The final closing of the operation is subject to obtaining the relevant regulatory authorizations (including telecommunication and anti-trust approval). On December 22, 2014, ANATEL approved the acquisition of GVT, subject to compliance with certain obligations (see Appendix VII), although the resolution about the

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acquisition by Vivendi, S.A. of the 1,110 million of ordinary shares of Telecom Italia is still pending. Meanwhile, CADE continues to analyze the process.

c) Environmental matters

Telefónica has an integrated Green ICT and Environment strategy with three common goals. The first concerns environmental risk management, the second the promoting of internal eco-efficiency, and the third the unlocking of business opportunities to offer end-to-end telecommunications services that support a low-carbon economy.

The Group has an Environmental Policy covering all its companies, as well as a Global Environmental Management System to ensure compliance with local environmental laws and continuously improve management processes. The Climate Change and Energy Efficiency Corporate Office is also responsible for rolling out processes to boost energy efficiency and shrink the Group’s carbon footprint.

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d) Auditors’ fees

The expenses accrued in respect of the fees for services rendered to the various member firms of the EY international organization, of which Ernst&Young, S.L. (the auditors of the Telefónica Group) forms part, amounted to 21.30 million euros and 22.72 million euros in 2014 and 2013, respectively.

The detail of these amounts is as follows:

Millions of euros	2014	2013
Audit services (1)	20.02	21.25
Audit-related services (2)	1.28	1.47

Total	21.30	22.72

(1)	Audit services: services included under this heading are mainly the audit of the annual and reviews of interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of the 20-F report to be filed with the US Securities and Exchange Commission (SEC).
(2)	Audit-related services: This heading mainly includes services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.

EY has not rendered tax services or any other service other than those mentioned above to Telefónica Group companies.

The expenses accrued in respect of the fees for services rendered to other auditors in 2014 and 2013 amounted to 47.07 million euros and 43.86 million euros, respectively, as follows:

Millions of euros	2014	2013
Audit services	1.17	1.11
Audit-related services	1.18	0.36
Tax services	7.29	7.59
All other services (consulting, advisory, etc.)	37.43	34.80

Total	47.07	43.86

e) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 16) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.

f) Directors’ and Senior Executives’ compensation and other benefits

Board of Directors’ compensation

The compensation of Telefónica members of the Board of Directors is governed by Article 35 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the directors. This compensation, as established in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, the shareholders, at the Annual General Shareholders Meeting held on April 11, 2003, set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, including a fixed payment and fees for attending meetings of the Board of Director’s Advisory or Control Committees. Total

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compensation paid to Telefónica’s Directors for discharging their duties in 2014 amounted to 3,486,935 euros in fixed compensation and attendance fees.

The compensation of Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Commission and/or the Advisory and Control Committees consists of a fixed amount payable monthly, and fees for attending the meetings of the Board’s Advisory or Control Committees. Executive Directors other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The tables below presents the fixed amounts established in 2014 for membership to Telefónica’s Board of Directors, Executive Commission and Advisory or Control Committees and the attendance fees of the Advisory or Control Committees:

Compensation of members of the Board of Directors and Board Committees

Amounts in euros
Position	Board of Directors	Executive Committee	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice Chairman	200,000	80,000	—
Executive	—	—	—
Proprietary	120,000	80,000	11,200
Independent	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*)	In addition, the amounts paid for attendance to each of the Advisory or Control Committee’s meetings is 1,000 euros.

Individual breakdown

Appendix II provides a detail by individual, by compensation item, of the compensation and benefits paid by Telefónica, S.A. and other companies of the Telefónica Group to members of the Company’s Board of Directors in 2014.

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Note 22. Finance leases

The principal finance leases at the Telefónica Group are as follows:

a) Finance lease agreement at Colombia Telecomunicaciones, S.A. ESP

The Group, through its subsidiary Colombia Telecomunicaciones, S.A., ESP, has a finance lease agreement with Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (PARAPAT), the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecomunicaciones, S.A. ESP, and which regulated the operation of assets, goods and rights relating with the provision of telecommunications services by the company, in exchange for financial consideration.

This agreement includes the transfer of these assets and rights to Colombia Telecomunicaciones, S.A. ESP once the last installment of the consideration has been paid in line with the payment schedule:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	167	—	167
From one to five years	608	87	695
More than five years	596	1,412	2,008

Total	1,371	1,499	2,870

The net amount of property, plant and equipment recorded under the terms of this lease was 247 million euros at December 31, 2014.

b) Future minimum lease payment commitments in relation to finance leases at Telefónica Germany companies

The payment schedule of finance leases of Telefónica Germany at December 31, 2014, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	374	21	395
From one to five years	197	6	203
More than five years	—	—	—

Total	571	27	598

At December 31, 2014 there are net assets under these leases amounting to 64 million euros were recognized under property, plant and equipment.

Additionally, the company acts as a lessor in financial leases related to those described above. The minimum lease payment receivables are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	223	3	226
From one to five years	99	1	100
More than five years	—	—	—

Total	322	4	326

Impairment provision	(36)
Total present value after impairment provision	286

Note 23. Events after the reporting period

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The following events regarding the Telefónica Group took place between December 31, 2014 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

On January 9, 2015, Telefónica Europe, B.V. made an early repayment for 844 million US dollars (695 million euros) of its bilateral loan on supplies signed on August 28, 2012 and originally scheduled to mature on October 31, 2023. This loan was guaranteed by Telefónica, S.A.

On January 15, 2015, Telefónica Emisiones, S.A.U. redeemed 1,250 million US dollars (1,068 million euros) of its notes, issued on July 6, 2009. The notes were guaranteed by Telefónica, S.A.

On January 30, 2015, the 375 and 100 million euros loan facilities arranged between Telefónica Finanzas, S.A.U. and the European Investment Bank (EIB) matured as scheduled. These loans were guaranteed by Telefónica, S.A.

On February 19, 2015, Telefónica, S.A. signed a 2,500 million euros syndicated credit facility maturing in 2020, with two twelve month extension options requiring mutual agreement of the parties (which could extend the maturity to as late as 2022). This agreement entered into effect on February 26, 2015 and allowed us to cancel in advance the syndicated loan facility of Telefónica Europe, B.V. dated on March 2, 2012 with two tranches of 756 million euros and 1,469 million pounds sterling originally scheduled to mature in 2017. On the same date, Telefónica, S.A. signed an amendment to its 3,000 million euros syndicated credit facility arranged on February 18, 2014 maturing in 2019 in which the parties mutually agreed two twelve month extension options (which could extend the maturity to as late as 2021).

Exclusive negotiations with Hutchison Whampoa Group

On January 23, 2015 Telefónica and Hutchison Whampoa Group agreed to enter into exclusive negotiations for the potential acquisition by the latter of Telefónica’s subsidiary in the United Kingdom (O2 UK) for an indicative price in cash (firm value) of 10.25 billion pounds (approximately 13.5 billion euros); composed of (i) an initial amount of 9.25 billion pounds (approximately 12.2 billion euros) which would be paid at closing and (ii) an additional deferred payment of 1.0 billion pounds (approximately 1.3 billion euros) to be paid once the cumulative cash flow of the combined company in the UK has reached an agreed threshold.

The exclusivity period will last several weeks, allowing Telefónica and Hutchison Whampoa Group to negotiate definitive agreements, while Hutchison Whampoa Group completes its due diligence over Telefónica’s subsidiary in the United Kingdom (O2 UK).

Note 24. Additional note for English translation

These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I: Changes in the consolidation scope

2014

Telefónica Germany

When the approval of the European Commission had been obtained and the share capital increase by Telefónica Deutschland Holding, A.G. to finance the operation had been completed, Telefónica finalized the E-Plus Mobilfunk GmbH &Co KG (E-Plus) purchase on October 1, 2014.

Following the acquisition of E-Plus, the Telefónica Group’s stake in Telefónica Deutschland Holding, A.G. fell from 76.83% to 62.1% (increased to 62.37% at December 31, 2014). The Group consolidates E-Plus from October 1, 2014 using the full consolidation method (see Note 5).

Telefónica Hispanoamérica

Telefónica Investigación y Desarrollo Chile, S.p.A. was incorporated on May 23, 2014. Telefónica Móviles Chile, S.A. holds 100% of the shares. This company is included in the scope of consolidation using the full consolidation method.

Other companies

In June 2013 Telefónica reached an agreement to sell its entire stake in the share capital of Telefónica Ireland, Ltd. The transaction was completed on June 15, 2014, after authorization had been obtained from the competition authorities (see Note 2). Telefónica Ireland was deconsolidated as of July 1, 2014.

On November 5, 2013, Telefónica also signed an agreement to sell 65.9% of the share capital of Telefónica Czech Republic, a.s. to PPF Group N.V.I. The transaction was completed on January 28, 2014, after proper authorization had been obtained, and the company was deconsolidated as of January 1, 2014.

In the consolidated statement of financial position at December 31, 2013, consolidated assets and liabilities subject to the two transactions were classified under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively (see Note 2).

On February 6, 2014, Telefónica, S.A. drew up an agreement with CaixaBank (through its Finconsum subsidiary) to incorporate Telefónica Consumer Finance, E.F.C., S.A. with a 50% stake, included in the scope of consolidation using the equity method.

On February 11, 2014, Telefónica Digital España, S.L.U. took up a 49% stake in Healthcommunity, S.L. It was included in the scope of consolidation using the equity method.

On March 27, 2014, Telefónica Digital España, S.L.U. purchased 100% of the shares of EYEOS, S.L., and this was included in the scope of consolidation using the equity method.

On April 4, 2014, Telefónica Digital Ltd. purchased a 30% stake in Axonix Ltd., and took control of the company through the shareholders’ agreement and designation of a majority of members of the board. It was included in the scope of consolidation using the full consolidation method.

On July 4, 2014, Telefónica de Contenidos, S.A.U. officially purchased a 22% stake in Distribuidora de Televisión Digital, S.A. (DTS), owned by Mediaset España Comunicación, S.A. (Mediaset). This brought the stake held by Telefónica Contenidos, S.A.U. in DTS to 44%, and it is still included in the scope of consolidation using the equity method (see Note 9).

On October 31, 2014 the subsidiary of Telefónica Europe, B.V., Telefónica Finance USA L.L.C., was dissolved, and was removed from the scope of consolidation.

In November 2014 Telefónica, through its subsidiary Telefónica Internacional, S.A.U., sold off a 2.5% stake in China Unicom (Hong Kong) Limited for 687 million euros at the exchange rate of the date of the transaction (see Note 9). The remainder of Telefónica’s China Unicom (Hong Kong) Limited investment

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(equivalent to 2.51% of its share capital) was reclassified as an available-for-sale financial asset (see Note 13).

At a meeting on December 22, 2014, the Brazilian telecommunications regulator (ANATEL) approved the demerger of Telco, S.p.A on condition of suspension of Telefónica’s voting rights in Telecom Italia, S.p.A. and its subsidiaries, among certain other measures. Telefónica has agreed with the aforementioned suspension of voting rights and has offered the presentation of a formal statement to ANATEL in this regard. Therefore, on the same date Telefónica ceased to have significant influence through its indirect holding in Telecom Italia, S.p.A. and reclassified this investment as an available-for-sale financial asset (see Note 9).

2013

Telefónica Spain

In October, Telefónica Remesas, S.A. was liquidated and removed from the consolidation scope.

In November 2013, Telefónica Móviles España, S.A.U. acquired the remaining shares it did not previously hold in Tuenti Technologies, S.L., thereby obtaining a 100% stake. The Group continued to consolidate this company using the full consolidation method.

Telefónica Germany

The sale of Telefónica Germany Online Services GmbH was recognized on October 31, 2013, which generated a gain of 30 million euros. This company, which had been fully consolidated, was removed from the consolidation scope.

Telefónica Hispanoamérica

On August 2, 2013 Telefónica completed the sale of 40% of its subsidiaries in Guatemala, El Salvador, Nicaragua and Panama to Corporación Multi Inversiones. The sale was executed by means of the creation of a new company, Telefónica Centroamérica Inversiones, S.L., to which Telefónica contributed its stakes in the subsidiaries in Guatemala, Panama, El Salvador and Nicaragua in exchange for a 60% stake in this company (Note 5). The Group consolidates this company using the full consolidation method.

Other companies

In April, Telefónica de Contenidos, S.A.U. completed the sale of its remaining stake in Hispasat, S.A., i.e. 19,359 shares, to Eutelsat Services & Beteiligungen, GmbH for a total of 56 million euros.

On September 24, 2013, Telefónica and the other shareholders of the Italian company Telco, S.p.A. reached an agreement whereby Telefónica, S.A. subscribed and paid out a share capital increase in Telco, S.p.A., through a cash contribution of 324 million euros, in exchange for shares without voting rights in Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remained unchanged, although its interest in the total share capital of Telco, S.p.A. grew to 66%. Telco, S.p.A. remained included in the consolidation scope using the equity method.

In September 2013, the company Ecosistema Virtual Para la Promoción del Comercio, S.L. was incorporated, in which Telefónica Digital España, S.L. holds a 33% interest. The other shareholders are, with equal stakes, Banco Santander, S.A. and Caixa Card 1 Establecimiento Financiero de Crédito, S.A.U.

In 2013, the companies Telefónica On the Spot Soluciones Digitales, S.A. de C.V. (Mexico) and Telefónica On The Spot Services Soluciones Digitales Perú, S.A.C. were incorporated, which are wholly-owned by Telefónica On the Spot Services.

In 2013, the companies Telefónica Learning Services Chile SpA, Telefónica Learning Services Chile Capacitación, Ltda., Telefónica Learning Services Colombia SAS, Telefónica Learning Services Perú, SAC and Telefónica Serviços de Ensino, Ltda. (Brasil) were incorporated, which are solely owned by Telefónica Learning Services.

In 2013, Telefónica Global Solutions Panama, S.A. (wholly-owned by TIWS América, S.A.) and Telefónica Global Solutions, Singapore PTE. LTD. (wholly-owned by TIWS II, S.L.) were incorporated.

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In 2013, the company Estrella Soluciones Prácticas, S.A. was incorporated through the spin-off of Telefónica Móviles Soluciones y Aplicaciones, S.A. The sale of Estrella Soluciones Prácticas, S.A. to Amdocs Chile SpA was formalized in December, whereby it was removed from the consolidation scope.

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Appendix II: Board of Director’s Compensation

TELEFÓNICA, S.A.

(Euros)

Director	Wage / Compensation[1]	Fixed payment[2]	Attendance fees[3]	Short term variable compensation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	2,230,800	240,000	—	3,050,000	80,000	155,110	5,755,910
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	8,000	288,000
Mr. José María Abril Pérez	—	200,000	3,000	—	91,200	—	294,200
Mr. Julio Linares López	—	200,000	16,000	—	45,733	—	261,733
Mr. José María Alvarez-Pallete López	1,923,100	—	—	2,900,000	—	128,415	4,951,515
Mr. Fernando de Almansa Moreno-Barreda	—	120,000	14,000	—	33,600	8,000	175,600
Ms. Eva Castillo Sanz[7]	1,264,000	—	—	1,463,712	—	53,554	2,781,266
Mr. Carlos Colomer Casellas	—	120,000	24,000	—	147,200	8,000	299,200
Mr. Peter Erskine	—	120,000	17,000	—	124,800	—	261,800
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	—	120,000	35,000	—	158,400	8,000	321,400
Mr. Luiz Fernando Furlán	—	120,000	—	—	—	—	120,000
Mr. Gonzalo Hinojosa Fernández de Angulo	—	120,000	30,000	—	158,400	8,000	316,400
Mr. Pablo Isla Álvarez de Tejera	—	120,000	6,000	—	22,400	—	148,400
Mr. Antonio Massanell Lavilla	—	120,000	13,000	—	56,000	8,000	197,000
Mr. Ignacio Moreno Martínez	—	120,000	15,000	—	33,600	—	168,600
Mr. Javier de Paz Mancho	—	120,000	9,000	—	113,600	—	242,600
Mr. Chang Xiaobing	—	120,000	—	—	—	—	120,000

1	Wage: Non-variable compensation accrued by the Director for discharging executive duties.
2	Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings.
3	Attendance fees: Amounts payable for attendance to meetings of the Advisory or Control Committees.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2013 and paid in 2014. Concerning the bonus referred to 2014, to be paid during 2015, the Executive Directors will perceive the following amounts: Mr. César Alierta Izuel, 4,027,486 euros and Mr. José María Álvarez-Pallete López, 3,471,965 euros. In January 2015, Ms. Eva Castillo received variable remuneration of 1,200,000 euros corresponding to fiscal year 2014.
5	Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6	Other items: Includes, inter alia, amounts paid for membership of the Regional Advisory Committees in Spain (Valencia, Andalusia and Catalonia) and other “in- kind compensation” (such as general medical insurance and dental coverage), paid by Telefónica, S.A.
7	On February 26, 2014, Ms. Eva Castillo Sanz ceased to hold office as Chair of Telefónica Europe, although she continued to fulfill duties at the Telefónica Group other than those inherent in her capacity as Director through December 31, 2014. The table above setting forth the total remuneration received by the directors during the fiscal year includes the remuneration received by Ms Eva Castillo Sanz through December 31, 2014. After that date, Ms. Eva Castillo Sanz stopped performing any duties other than those inherent in her capacity as Director, and received 2,405,000 euros in January 2015 as compensation for the aforementioned termination, and the sum of 862,475 euros in settlement of her participation in the “Performance & Investment Plan” (equal to the value of the Telefónica, S.A. shares to which she was entitled for participating in such plan), for the two cycles covering 2012-2015 and 2013-2016.

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In addition, to detail the amounts included in the preceding table, the following table presents the specific compensation paid to Directors of Telefónica for membership of the various Advisory or Control Committees in 2014, including both fixed payments and fees for attending meetings:

TELEFÓNICA, S.A. ADVISORY OR CONTROL COMMITTEES

(Euros)

Director	Audit and Control	Nomination, Compensation and Corporate Governance	Regulation	Service Quality and Customer Service	Innovation	Strategy	Institutional Affairs	TOTAL 2014
Mr. César Alierta Izuel	—	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	14,200	—	—	14,200
Mr. Julio Linares López	—	—	—	—	17,133	16,200	28,400	61,733
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	—	15,200	—	—	16,200	16,200	47,600
Ms. Eva Castillo Sanz	—	—	—	—	—	—	—	—
Mr. Carlos Colomer Casellas	33,400	18,200	—	12,200	27,400	—	—	91,200
Mr. Peter Erskine	—	19,200	—	—	15,200	27,400	—	61,800
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	21,200	31,400	15,200	12,200	—	16,200	17,200	113,400
Mr. Luiz Fernando Furlán	—	—	—	—	—	—	—	—
Mr. Gonzalo Hinojosa Fernández de Angulo	20,200	19,200	26,400	12,200	—	15,200	15,200	108,400
Mr. Pablo Isla Álvarez de Tejera	—	17,200	11,200	—	—	—	—	28,400
Mr. Antonio Massanell Lavilla	21,200	—	—	23,400	12,200	—	12,200	69,000
Mr. Ignacio Moreno Martínez	22,200	—	14,200	12,200	—	—	—	48,600
Mr. Francisco Javier de Paz Mancho	—	—	14,200	12,200	—	—	16,200	42,600
Mr. Chang Xiaobing	—	—	—	—	—	—	—	—

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On the other hand, the following table presents an individual breakdown of the amounts received from other Telefónica Group companies other than Telefónica, S.A., by Company’s Directors for discharging executive duties or for membership of the companies’ governing bodies and/or Advisory Boards of such companies:

OTHER TELEFÓNICA GROUP COMPANIES

(Euros)

Director	Wage / Compensation[1]	Fixed payment[2]	Attendance fees[3]	Short term variable compensation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	200,000	200,000
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	162,557	—	—	—	120,000	282,557
Ms. Eva Castillo Sanz	—	3,876	—	—	—	—	3,876
Mr. Carlos Colomer Casellas	—	—	—	—	—	10,000	10,000
Mr. Peter Erskine	—	—	—	—	—	151,056	151,056
Mr. Santiago Fernández Valbuena (*)	1,177,811	—	—	1,318,677	—	260,799	2,757,287
Mr. Alfonso Ferrari Herrero	—	69,628	—	—	—	120,000	189,628
Mr. Luiz Fernando Furlán	—	94,455	—	—	—	140,000	234,455
Mr. Gonzalo Hinojosa Fernández de Angulo	—	21,895	—	—	—	60,000	81,895
Mr. Pablo Isla Álvarez de Tejera	—	—	—	—	—	—	—
Mr. Antonio Massanell Lavilla	—	—	—	—	—	10,000	10,000
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	128,383	—	—	—	120,000	248,383
Mr. Chang Xiaobing	—	—	—	—	—	—	—

1	Wage: Non-variable compensation accrued by the Director for discharging executive duties of any Telefónica Group company.
2	Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings of any Telefónica Group company.
3	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2013 and paid in 2014. Concerning the bonus referred to 2014, the amount that will be perceived by the Executive Director Mr. Santiago Fernández Valbuena is 1,417,613 euros.
5	Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6	Other items: Includes, inter alia, amounts paid for membership of Regional and Business Advisory Committees (Europe –from June 2014 is the Advisory Committee of Spain-, Latam and Digital-removed in June 2014) and other “in- kind compensation” (such as general medical insurance and dental coverage), paid by any Telefónica Group Company.
(*)	It is hereby stated for the record that Executive Director Mr. Santiago Fernández Valbuena collects his remuneration in Brazilian reais, and accordingly, the stated amount of his remuneration may vary, depending on the exchange rate applicable at any particular time.

Telefónica, S.A. 111

2014 Consolidated Financial Statements

Furthermore, as explained in the Compensation policy section, Executive Directors receive a series of employee benefits. The following table presents a breakdown of contributions made in 2014 by the Company to long-term savings schemes (Pension Plans and Pension Plan for Senior Executives):

LONG-TERM SAVINGS SCHEMES

(Euros)

Director	2014 Contributions
Mr. César Alierta Izuel	1,023,193
Mr. José María Álvarez-Pallete López	550,436
Ms. Eva Castillo Sanz	393,796
Mr. Santiago Fernández Valbuena	935,010

The following table presents a breakdown of the long-term savings schemes, comprising contributions to Pension Plans and the Pension Plan:

(Euros)

Director	Contributions to Pension Plans	Contributions to Benefits Plan[1]
Mr. César Alierta Izuel	8,402	1,014,791
Mr. José María Álvarez-Pallete López	9,468	540,968
Ms. Eva Castillo Sanz	8,402	385,394
Mr. Santiago Fernández Valbuena	109,167	825,843

1	Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Pension Plan. It entails defined contributions equivalent to a certain percentage of the Director’s fixed remuneration in accordance with their professional category within the Telefónica Group’s organization.

It is also stated for the record that in February 2015, the golden parachute provisions included in the four-year contract of the Executive Chairman, Mr. César Alierta Izuel, were replaced by an extraordinary one-time contribution of 35.5 million euros to a benefit plan, as part of the company’s policy of reducing indemnity provisions, in line with best corporate governance practices. After this extraordinary contribution, Telefónica, S.A. will not contribute any additional annual amounts to the Benefit Plan for Officers with respect to Mr. Alierta Izuel. Such contribution would be received by Mr. Alierta Izuel in the same instances established in the Benefit Plan for Officers (plan de previsión social de directivos) or (PPSD) applicable to the other officers.

Life insurance premiums paid in 2014 are as follows:

LIFE INSURANCE PREMIUMS

(Euros)

Director	Life insurance premiums
Mr. César Alierta Izuel	73,952
Mr. José María Álvarez-Pallete López	19,935
Ms. Eva Castillo Sanz	9,667
Mr. Santiago Fernández Valbuena	8,050

Telefónica, S.A. 112

2014 Consolidated Financial Statements

Regarding share-based payment plans (those exclusively for Executive Directors), there were two long-term variable compensation plans in place in 2014:

The first Plan is the so-called “Performance & Investment Plan” (“PIP”), approved at the General Shareholders’ Meeting of May 18, 2011 whose first phase began in 2011 and ended in July 2014, second phase began in 2012 and will end in July 2015, and third phase began in 2013 and will end in July 2016.

It is hereby stated that regarding the first phase of this Plan (2011-2014), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to Executive Directors.

The number of shares assigned and the maximum possible number of shares to be received by the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met, are as follows:

FIRST PIP- Second phase / 2012-2015

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,417	506,901
Mr. Julio Linares López(1)	13,878	21,686
Mr. José María Álvarez-Pallete López	188,131	293,955
Mr. Santiago Fernández Valbuena	103,223	161,287

(1)	The number of shares assigned to Mr. Linares was calculated in proportion to the time he discharged executive duties as Chief Operating Officer –COO- (from July 1, 2012 to September 17, 2012) during the second phase of the Plan.
*	Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

FIRST PIP- Third phase / 2013-2016

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Santiago Fernández Valbuena	104,000	162,500

*	Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

It is further stated for the record that, as of December 31, 2014, a maximum of 149,787 shares and 162,500 shares had been allocated to Ms. Eva Castillo Sanz for her participation in the Performance & Investment Plan, for the two cycles of 2012-2015 and 2013-2016, respectively, and that, as stated above, in January 2015, she received 862,475 euros (equivalent to the value of shares of Telefónica S.A. that corresponded for her participation in this Plan) in settlement of her participation in the aforementioned plan.

The second plan, called as well “Performance & Investment Plan” (“PIP”), approved at the General Shareholders’ Meeting of May 30, 2014 whose first phase began in 2014 and will end in October 2017, second phase will begin in 2015 and will end in October 2018, and third phase will begin 2016 and will end in October 2019.

It is hereby stated that the number of shares assigned and the maximum possible number of shares to be received by the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the second Plan and the maximum target TSR established for each phase are met, are as follows:

SECOND PIP- First phase / 2014-2017

Telefónica, S.A. 113

2014 Consolidated Financial Statements

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Santiago Fernández Valbuena	104,000	162,500

*	Maximum possible number of shares to be received if the co-investment requirement and maximum target TSR are met.

In addition, to reinforce Telefónica’s status as a global employer, with a common remuneration culture throughout the Company, to encourage all Group employees to take an equity interest, and to motivate employees and boost their loyalty, at the Company’s General Shareholders’ Meeting of May 18, 2011, shareholders approved a Telefónica, S.A. share incentive purchase plan (2012-2014), the “Global Employee Share Plan” (“GESP”) for all employees of the Group worldwide (including executives and Executives Directors).

Under this plan, employees that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, for a period of up to 12 months (the acquisition period), with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,200 euros, while the minimum is 300 euros. Employees who remain at the Telefónica Group and retain their shares for an additional year after the acquisition period (the consolidation period) will be entitled to receive one free share per share acquired and retained until the end of the consolidation period.

The Executive Directors that decided to take part in this Plan (2012-2014) contributing the maximum (i.e. 100 euros a month, over 12 months), had acquired a total of 626 shares (including free shares received under the general terms and conditions of the Plan).

It should be noted that the external Directors do not receive and did not receive in 2014 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price (except as indicated for Ms. Castillo and Mr. Linares in the above tables).

In addition, the Company does not grant and did not grant in 2014 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica as a listed company in that market.

Telefónica, S.A. 114

2014 Consolidated Financial Statements

Senior executives’ compensation

Meanwhile, the Executives considered as Senior Executives(1) of the Company in 2014, excluding those that are also members of the Board of Directors, have received a total amount of 10,525,981 euros in 2014.

In addition, the contributions by the Telefónica Group in 2014 with respect to the Benefits Plan for Senior Executives described in Note on “Revenue and Expenses” for these Executives amounted to 1,240,757 euros. Contribution to the Pension Plan amounted to 163,065 euros and compensation in kind (including life and other insurance premiums such us general medical and dental insurance) to 122,689 euros.

Also, regarding the first “Performance and Investment Plan” (“PIP”) composed of three phases (2011-2014; 2012-2015; 2013-2016) approved at the General Shareholders’ Meeting of May 18, 2011, it is hereby stated that regarding the first phase of the Plan (2011-2014), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to the Executives.

The number of shares assigned at the beginning of the phase to the Executives considered Senior Executives of the Company in the second phase (2012-2015) is 294,136 shares and 322,520 shares in the third phase (2013-2016).

Regarding the second “Performance and Investment Plan” (“PIP”) composed of three phases (2014-2017; 2015-2018; 2016-2019) approved at the General Shareholders’ Meeting of May 30, 2014, the number of shares assigned at the beginning of the phase to the Executives considered Senior Executives of the Company in the first phase (2014-2017) is 356,624 shares.

Finally, regarding the “Global Employee Share Plan” (“GESP”) (2012-2014), the Executives taking part and contributing the maximum (i.e. 100 euros a month, over 12 months), have acquired a total of 677 shares (including free shares received under the general terms and conditions of the Plan).

(1)	For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs. Additionally, and for the purposes of annual remuneration, the person in charge of the internal audit is included.

It is hereby stated that Mr. Matthew Key ceased to be part of the Senior Executives of the Company on February 26, 2014, having perceived in January 2015 (date of his departure from the Group), in accordance with the conditions established, in that day, in his contract, an amount of 15,150,969 euros as a result of the termination in the performance of executive functions in the Telefónica Group.

Telefónica, S.A. 115

2014 Consolidated Financial Statements

Appendix III: Debentures and bonds

The detail and key features of outstanding debentures and bonds at December 31, 2014 are as follows (in millions of euros):

Telefónica, S.A. and its instrumental companies

			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2015	2016	2017	2018	2019	Subsequent years	Total
ABN 15Y BOND	EUR	1,0225 x GBSW10Y	50	—	—	—	—	—	50
Exchangeable Bond	EUR	6.000%	—	—	750	—	—	—	750
Telefónica, S.A.			50	—	750	—	—	—	800
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	—	—	—	—	—	1,030	1,030
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,530	1,530
EMTN O2 EUR	EUR	4.375%	—	1,750	—	—	—	—	1,750
EMTN O2 GBP	GBP	5.375%	—	—	—	963	—	—	963
EMTN O2 GBP	GBP	5.375%	—	—	—	—	—	642	642
TELEF EMISIONES JUNE 06 TRANCHE C	USD	6.421%	—	1,030	—	—	—	—	1,030
TELEF EMISIONES JUNE 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,647	1,647
TELEF EMISIONES JUNE 14	USD	USDL3M+0,65%	—	—	412	—	—	—	412
TELEF EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0,83000%	—	—	—	—	—	55	55
TELEF EMISIONES JANUARY 07 B	EUR	1 x EURIBOR3M + 0,70000%	—	—	—	24	—	—	24
TELEF EMISIONES MARCH 2014	EUR	1 x EURIBOR3M + 0,650000%	—	200	—	—	—	—	200
TELEF EMISIONES APRIL 2014	EUR	1 x EURIBOR3M + 0,75000%	—	—	200	—	—	—	200
TELEF EMISIONES JULY C 07	USD	6.221%	—	—	577	—	—	—	577
TELEF EMISIONES MAY 2014	EUR	2.242%	—	—	—	—	—	1,250	1,250
TELEF EMISIONES APRIL 2016	EUR	5.496%	—	1,000	—	—	—	—	1,000
TELEF EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1,825%	400	—	—	—	—	—	400
TELEF EMISIONES APRIL 3, 2016	EUR	5.496%	—	500	—	—	—	—	500
TELEF EMISIONES JULY 6, 2015	USD	4.949%	1,030	—	—	—	—	—	1,030
TELEF EMISIONES JULY 15, 2019	USD	5.877%	—	—	—	—	824	—	824
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	—	—	—	—	1,750	—	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	—	—	—	—	—	835	835
TELEF EMISIONES JUNE 2014	EUR	1 x EURIBOR3M +0,75%	—	—	100	—	—	—	100
TELE EMISIONES MARCH 10	EUR	3.406%	993	—	—	—	—	—	993
TELEF EMISIONES APRIL 2, 2010	USD	3.729%	741	—	—	—	—	—	741
TELEF EMISIONES APRIL 3, 2010	USD	5.134%	—	—	—	—	—	1,153	1,153
TELEF EMISIONES SEPTEMBER 10	EUR	3.661%	—	—	1,000	—	—	—	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	514	514

Telefónica, S.A. 116

2014 Consolidated Financial Statements

TELEF EMISIONES FEBRUARY 2011	EUR	4.750%	—	—	1,200	—	—	—	1,200
TELEF EMISIONES FEBRUARY 2011	USD	3.992%	—	1,030	—	—	—	—	1,030
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	—	—	—	—	—	1,235	1,235
TELEF EMISIONES MARCH 2011	EUR	4.750%	—	—	100	—	—	—	100
TELEF EMISIONES NOVEMBER 2011	EUR	4.967%	—	802	—	—	—	—	802
TELEF EMISIONES NOVEMBER 2011	JPY	2.829%	—	48	—	—	—	—	48
TELEF. EMISIONES FEBRUARY 2012	EUR	4.750%	—	—	120	—	—	—	120
TELEF. EMISIONES FEBRUARY 2012	EUR	4.797%	—	—	—	1,500	—	—	1,500
TELEF. EMISIONES FEBRUARY 2012	GBP	5.597%	—	—	—	—	—	899	899
TELEF. EMISIONES MARCH 2012	CZK	3.934%	—	—	45	—	—	—	45
TELEF. EMISIONES JUNE 2013	JPY	4.250%	—	—	—	69	—	—	69
TELEF. EMISIONES SEPTEMBER 2012	EUR	5.811%	—	—	1,000	—	—	—	1,000
TELEF. EMISIONES OCTOBER 2012	EUR	4.710%	—	—	—	—	—	1,200	1,200
TELEF. EMISIONES DECEMBER 2012	CHF	2.718%	—	—	—	208	—	—	208
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	—	—	—	—	—	125	125
TELEF EMISIONES JANUARY 2013	EUR	3.987%	—	—	—	—	—	1,500	1,500
TELEF. EMISIONES MARCH 2013	EUR	3.961%	—	—	—	—	—	1,000	1,000
TELEF EMISIONES APRIL 2013	USD	3.192%	—	—	—	1,030	—	—	1,030
TELEF EMISIONES APRIL 2013	USD	4.570%	—	—	—	—	—	618	618
TELEF. EMISIONES MAY 2013	EUR	2.736%	—	—	—	—	750	—	750
TELEF. EMISIONES OCT 2014	EUR	2.932%	—	—	—	—	—	800	800
TELEF. EMISIONES OCT 2013	CHF	2.595%	—	—	—	—	—	187	187
Telefónica Emisiones, S.A.U.			3,164	6,360	4,754	3,794	3,324	13,660	35,056
Exchangeable Bond	EUR	4.900%	73	72	71	—	—	—	216
Telefónica Participaciones			73	72	71	—	—	—	216

Total Telefónica, S.A. and its instrumental companies			3,287	6,432	5,575	3,794	3,324	15,190	37,602

Telefónica, S.A. 117

2014 Consolidated Financial Statements

Foreign operators

			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2015	2016	2017	2018	2019	Subsequent years	Total
Bond F	UF	6.000%	2	1	—	—	—	—	3
Bond Q	CLP	5.750%	—	—	—	—	64	—	64
USD Bond	USD	3.875%	—	—	—	—	—	412	412
Telefónica Chile, S.A.			2	1	—	—	64	412	479
Bond C	CLP	6.300%	—	90	—	—	—	—	90
Bond D	UF	3.600%	—	67	—	—	—	—	67
Bond F	UF	3.600%	—	—	—	—	—	100	100
USD Bond	USD	2.875%	247	—	—	—	—	—	247
Telefónica Móviles Chile, S.A.			247	157	—	—	—	100	504
T. Finanzas Mex 0710 FIX	MXN	8.070%	—	—	—	—	—	112	112
Telefónica Finanzas México, S.A.			—	—	—	—	—	112	112
Bond T. Peru 5th Program (31th Series A)	N. SOL	7.500%	—	6	—	—	—	—	6
Bond T. Peru 4th Program (45th Series A)	USD	6.688%	—	18	—	—	—	—	18
Senior Notes T. Perú	N. SOL	8.000%	70	35	—	—	—	—	105
Bond T. Peru 5th Program (33rd Series A)	N. SOL	6.813%	—	—	17	—	—	—	17
Bond T. Peru 5th Program (29th Series A)	N. SOL	6.188%	—	16	—	—	—	—	16
Bond T. Peru 4th Program (19th Series A)	N. SOL	VAC + 3.6250%	—	—	—	—	—	21	21
Bond T. Peru 4th Program (36th Series A)	N. SOL	VAC + 3.6875%	—	—	52	—	—	—	52
Bond T. Peru 4th Program (12th Series A)	N. SOL	VAC + 3.6875%	—	—	—	—	21	—	21
Bond T. Peru 4th Program (36th Series B)	N. SOL	VAC + 3.3750%	—	—	—	17	—	—	17
Bond T. Peru 4th Program (19th Series B)	N. SOL	VAC + 2.8750%	—	—	—	—	—	16	16
Bond T. Peru 4th Program (37th Series A)	N. SOL	VAC + 3.1250%	—	—	—	—	—	16	16
Bond T. Peru 4th Program (19th Series C)	N. SOL	VAC + 3.1875%	—	—	—	—	—	7	7
Bond T. Peru 5th Program (22nd Series Aa)	N. SOL	VAC + 3.5000%	—	—	8	—	—	—	8
Bond T. Peru 5th Program (22nd Series Ab)	N. SOL	VAC + 3.5000%	—	—	—	—	4	—	4
Bond T. Peru 5th Program (22nd Series Ac)	N. SOL	VAC + 3.5000%	—	—	—	—	—	8	8
Bond T.M.Peru 2nd Program (11h Series A)	N. SOL	7.750%	—	—	19	—	—	—	19
Bond T.M.Peru 2nd Program (9th Series A)	N. SOL	6.813%	—	17	—	—	—	—	17
Bond T.M.Peru 2nd Program (9th Series B)	N. SOL	6.375%	—	14	—	—	—	—	14
Bond T.M.Peru 2nd Program (11th Series B)	N. SOL	7.375%	—	—	—	17	—	—	17
Bond T.M.Peru 2nd Program (27th Series A)	N. SOL	5.530%	—	—	—	—	14	—	14
Telefónica del Perú, S.A.			70	106	96	34	39	68	413
Nonconvertible bonds	BRL	1.06 x CDI	198	—	—	—	—	—	198
Nonconvertible bonds	BRL	1,0 XCDI + 0.75%	—	—	620	—	—	—	620
Nonconvertible bonds	BRL	1,0 XCDI + 0.68%	—	—	—	403	—	—	403
Nonconvertible bonds	BRL	IPCA + 4%	—	—	—	—	10	—	10
Convertible bonds ( Telemig) I	BRL	IPCA + 0.5%	—	—	—	1	—	2	3

Telefónica, S.A. 118

2014 Consolidated Financial Statements

Convertible bonds ( Telemig) II	BRL	IPCA + 0.5%	—	—	—	2	6	—	8
Convertible bonds ( Telemig) III	BRL	IPCA + 0.5%	—	—	—	3	—	10	13
Telefónica Brasil			198	—	620	409	16	12	1,255
BOND R144-A	USD	5.375%	—	—	—	—	—	618	618
Colombia Telecomunicaciones, S.A, ESP			—	—	—	—	—	618	618
Bond	EUR	1.875%	—	—	—	600	—	—	600
Bond	EUR	2.375%	—	—	—	—	—	500	500
O2 Telefónica Deutschland Finanzierungs, GmbH			—	—	—	600	—	500	1,100

Total Outstanding Debentures and Bonds Foreign operators			517	264	716	1,043	119	1,822	4,481

Total Outstanding Debentures and Bonds			3,804	6,696	6,291	4,837	3,443	17,012	42,083

The main debentures and bonds issued by the Group in 2014 are as follows:

				Nominal (millions)
Item	Date	Maturity Date		Currency	Euros (1)	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bonds	03/26/14	03/26/16		200	200	EUR	Euribor 3M + 0.65%
	04/10/14	04/10/17		200	200	EUR	Euribor 3M + 0.75%
	05/27/14	05/27/22		1,250	1,250	EUR	2.242%
	06/04/14	04/10/17	(2)	100	100	EUR	Euribor 3M + 0.75%
	10/17/14	10/17/29		800	800	EUR	2.932%
SHELF Bonds	06/23/14	06/23/17		500	412	USD	Libor 3M + 0.65%
Telefónica, S.A.
Bond mandatory exchangeable into Telecom Italia ordinary shares (See Note 21.b)	07/24/14	07/24/17		750	750	EUR	6.00%
O2 Telefónica Deutschland Finanzierungs, GmbH
Bonds	02/10/14	02/10/21		500	500	EUR	2.375%

(1)	Exchange rate as at December 31, 2014.
(2)	Retap bond of the 200 million euros issuance dated on 04/10/14.

Telefónica, S.A. 119

2014 Consolidated Financial Statements

Appendix IV: Financial instruments

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2014 is as follows:

								Book value
Millions of Euros	2015	2016	2017	2018	2019	Subsequent years	National	Underlying debt	Associated derivatives	TOTAL
EURO	(3,278)	7,537	8,201	3,863	3,405	11,527	31,255	20,971	11,568	32,539
Floating rate	(5,229)	(381)	3,478	24	840	2,970	1,702	3,545	(1,777)	1,768
Spread	(0.42)%	10.57%	0.74%	0.74%	0.96%	0.93%	1.2%	—	—	—
Fixed rate	1,951	7,468	4,723	3,039	2,565	8,557	28,303	16,176	13,345	29,521
Interest rate	3.44%	2.58%	5.09%	4.93%	4.40%	4.06%	4%	—	—	—
Rate cap	—	450	—	800	—	—	1,250	1,250	—	1,250
OTHER EUROPEAN CURRENCIES
Instruments in CZK	(172)	269	(43)	(46)	—	1	9	(249)	268	19
Floating rate	148	229	144	—	—	1	522	—	523	523
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(320)	40	(187)	(46)	—	—	(513)	(249)	(255)	(504)
Interest rate	(1.36)%	29.05%	(3.55)%	(5.54)%	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	(642)	519	128	963	—	2,147	3,115	4,246	(1,177)	3,069
Floating rate	(36)	(158)	199	674	32	1,451	2,162	37	2,138	2,175
Spread	—	(3.02)%	—	—	—	—	0.22%	—	—	—
Fixed rate	(606)	677	(71)	289	(32)	568	825	4,081	(3,315)	766
Interest rate	2.45%	0.43%	4.95%	(2.28)%	14.37%	12.53%	17.72%	—	—	—
Rate cap	—	—	—	—	—	128	128	128	—	128
Instruments in CHF	—	—	—	—	—	—	—	609	(609)	—
Floating rate	—	—	—	—	—	—	—	—	(6)	(6)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	609	(603)	6
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
AMERICA
Instruments in USD	(446)	(1,597)	(653)	(132)	435	3,520	1,127	19,030	(17,783)	1,247
Floating rate	(283)	(1,380)	(679)	(167)	435	2,509	435	1,977	(1,646)	331
Spread	(7.31)%	(0.26)%	(0.67)%	(0.24)%	0.22%	0.21%	8.11%	—	—	—
Fixed rate	(163)	(228)	15	35	—	1,010	669	17,030	(16,137)	893
Interest rate	(25.60)%	(10.28)%	5.36%	18.14%	—	10.65%	16.28%	—	—	—
Rate cap	—	11	11	—	—	1	23	23	—	23
Instruments in UYU	(18)	—	—	—	—	—	(18)	12	(5)	7
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(18)	—	—	—	—	—	(18)	12	(5)	7
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in ARS	(188)	3	3	—	2	1	(179)	(174)	—	(174)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—

Telefónica, S.A. 120

2014 Consolidated Financial Statements

Fixed rate	(188)	3	3	—	2	1	(179)	(174)	—	(174)
Interest rate	14.84%	9.90%	9.90%	—	9.00%	—	15%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	781	291	935	581	95	136	2,819	589	2,174	2,763
Floating rate	(930)	91	827	541	69	19	617	(166)	363	197
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	1,711	200	108	40	26	117	2,202	755	1,811	2,566
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	281	266	65	—	64	420	1,096	(88)	1,149	1,061
Floating rate	150	172	65	(87)	64	420	784	191	614	805
Spread	1.56%	2.20%	—	—	1.12%	(0.29)%	0.72%	—	—	—
Fixed rate	131	94	—	87	—	—	312	(279)	535	256
Interest rate	4.32%	5.00%	—	5.05%	—	0.00%	4.73%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	2	(3)	—	—	—	—	(1)	179	(193)	(14)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	2	(3)	—	—	—	—	(1)	179	(193)	(14)
Interest rate	6.00%	6.07%	—	—	—	—	6.22%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	227	127	84	23	14	2	477	162	327	489
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	227	127	84	23	14	2	477	162	327	489
Interest rate	6.75%	7.29%	7.44%	7.16%	5.57%	4.00%	6.99%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	—	—	60	17	25	67	169	169	—	169
Floating rate	—	—	60	17	25	67	169	169	—	169
Spread	—	—	3.66%	3.38%	3.66%	3.27%	3.47%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	618	249	451	159	139	1,241	2,857	1,740	1,105	2,845
Floating rate	64	127	141	152	136	1,241	1,861	1,858	8	1,866
Spread	5.16%	4.52%	4.51%	4.69%	5.08%	7.25%	6.42%	—	—	—
Fixed rate	554	122	310	7	3	—	996	(118)	1,097	979
Interest rate	5.47%	7.09%	4.33%	6.11%	5.30%	—	5.32%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(366)	(10)	(1)	(9)	—	—	(386)	(389)	—	(389)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(366)	(10)	(1)	(9)	—	—	(386)	(389)	—	(389)
Interest rate	11.55%	6.75%	15.95%	17.91%	—	—	11.57%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UDI	6	(43)	(42)	(36)	(30)	161	16	925	(751)	174
Floating rate	6	(43)	(42)	(36)	(30)	161	16	925	(751)	174
Spread	58.30%	(2.17)%	(2.44)%	(3.61)%	(5.36)%	22.34%	275%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Telefónica, S.A. 121

2014 Consolidated Financial Statements

Instruments in MXN	532	55	55	55	55	633	1,385	(86)	1,382	1,296
Floating rate	(11)	—	—	—	—	—	(11)	(12)	—	(12)
Spread	(0.18)%	—	—	—	—	—	(0.17)%	—	—	—
Fixed rate	543	55	55	55	55	633	1,396	(74)	1,382	1,308
Interest rate	3.07%	3.70%	3.70%	3.70%	3.70%	4.23%	3.70%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GTQ	3	—	—	—	—	1	4	5	—	5
Floating rate	(3)	—	—	—	—	—	(3)	(2)	—	(2)
Spread	0.01%	—	—	—	—	—	0.01%	—	—	—
Fixed rate	6	—	—	—	—	1	7	7	—	7
Interest rate	6.75%	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in NIO	(9)	—	—	—	—	—	(9)	(6)	—	(6)
Floating rate	(9)	—	—	—	—	—	(9)	(6)	—	(6)
Spread	0.01%	—	—	—	—	—	0.01%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
ASIA
Instruments in JPY	(2)	—	—	—	—	—	(2)	122	(135)	(13)
Floating rate	—	—	—	—	—	—	—	—	(1)	(1)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(2)	—	—	—	—	—	(2)	122	(134)	(12)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

TOTAL							43,734	47,767	(2,680)	45,087

Floating rate							8,245	8,516	(535)	7,981
Fixed rate							34,088	37,850	(2,145)	35,705
Rate cap							1,401	1,401	—	1,401
Currency Options and Others (*)							—	—	34	34

(*)	Amounts included in fixed rate.

Telefónica, S.A. 122

2014 Consolidated Financial Statements

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2014:

Interest rate swaps

Millions of euros	Maturity
Trading purposes	2015	2016	2017	2018	2019	Subsequent years	Total	Fair value
EUR								(422)
Fixed to fixed	—	—	—	—	—	—	—	3
Receiving leg	(20)	—	—	(40)	(25)	—	(85)	(117)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	20	—	—	40	25	—	85	120
Average spread	1.63%	—	—	0.84%	0.85%	—	1.03%	—
Fixed to floating	—	—	(33)	—	—	—	(33)	(1,428)
Receiving leg	(4,285)	(7,455)	(7,383)	(5,307)	(4,736)	(9,833)	(38,999)	(13,447)
Average interest rate	0.79%	0.26%	1.05%	1.06%	1.06%	2.35%	1.20%	—
Paying leg	4,285	7,455	7,350	5,307	4,736	9,833	38,966	12,019
Average spread	0.34%	1.37%	0.35%	0.65%	0.90%	—	0.57%	—
Floating to fixed	—	—	—	—	—	—	—	1,004
Receiving leg	(8,457)	(5,935)	(2,950)	(1,305)	(144)	(7,299)	(26,090)	(16,846)
Average interest rate	2.27%	1.34%	—	—	—	—	1.04%	—
Paying leg	8,457	5,935	2,950	1,305	144	7,299	26,090	17,850
Average spread	0.19%	0.96%	1.68%	2.41%	1.33%	2.09%	1.18%	—
Floating to floating	—	—	—	—	—	—	—	(1)
Receiving leg	(50)	—	—	—	—	—	(50)	(51)
Average spread	—	—	—	—	—	—	—	—
Paying leg	50	—	—	—	—	—	50	50
Average interest rate	—	—	—	—	—	—	—	—
USD								43
Fixed to fixed	—	—	—	—	—	—	—	(25)
Receiving leg	(427)	(452)	(853)	(475)	(280)	(387)	(2,874)	(1,498)
Average interest rate	1.13%	0.89%	1.54%	1.56%	1.40%	2.23%	1.46%	—
Paying leg	427	452	853	475	280	387	2,874	1,473
Average spread	0.21%	0.51%	0.39%	0.82%	1.52%	—	0.51%	—
Floating to fixed	—	—	—	—	—	—	—	68
Receiving leg	(705)	(21)	(915)	(369)	—	(387)	(2,397)	(2,397)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	705	21	915	369	—	387	2,397	2,465
Average spread	0.62%	1.07%	2.94%	3.04%	—	2.14%	2.13%	—
GBP								(13)
Fixed to floating	—	—	—	—	—	—	—	(35)
Receiving leg	(51)	(398)	(212)	(449)	(32)	(322)	(1,464)	(1,501)
Average interest rate	1.46%	1.38%	1.52%	1.79%	2.25%	2.28%	1.75%	—
Paying leg	51	398	212	449	32	322	1,464	1,466
Average spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	22
Receiving leg	(122)	(556)	(141)	(96)	—	(283)	(1,198)	(1,200)
Average spread	—	—	—	—	—	—	—	—
Paying leg	122	556	141	96	—	283	1,198	1,222
Average interest rate	0.93%	0.99%	1.08%	2.07%	—	2.50%	1.44%	—

Telefónica, S.A. 123

2014 Consolidated Financial Statements

CZK								(2)
Fixed to floating	—	—	—	—	—	—	—	(3)
Receiving leg	—	—	(144)	—	—	—	(144)	(377)
Average interest rate	—	—	0.72%	—	—	—	0.72%	—
Paying leg	—	—	144	—	—	—	144	374
Average spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	1
Receiving leg	—	—	(45)	—	—	—	(45)	(45)
Average spread	—	—	—	—	—	—	—	—
Paying leg	—	—	45	—	—	—	45	46
Average interest rate	—	—	1.25%	—	—	—	1.25%	—

Telefónica, S.A. 124

2014 Consolidated Financial Statements

Interest rate swaps

Millions of euros	Maturity
Non trading purposes	2015	2016	2017	2018	2019	Subsequent years	Total	Fair value
EUR								1,287
Fixed to floating	—	—	—	—	—	—	—	(961)
Receiving leg	(1,000)	(3,088)	(2,420)	(2,600)	(1,900)	(4,450)	(15,458)	(16,420)
Average interest rate	2.33%	2.81%	1.95%	1.36%	2.58%	1.41%	1.97%	—
Paying leg	1,000	3,088	2,420	2,600	1,900	4,450	15,458	15,459
Average spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	2,248
Receiving leg	(7,502)	(3,920)	(2,882)	(3,520)	(3,709)	(8,652)	(30,185)	(24,789)
Average interest rate	0.33%	—	—	0.12%	0.45%	—	0.15%	—
Paying leg	7,502	3,920	2,882	3,520	3,709	8,652	30,185	27,037
Average spread	2.27%	2.54%	2.35%	2.31%	2.51%	2.74%	2.48%	—
USD								(1,361)
Fixed to floating	—	—	—	—	—	—	—	(1,364)
Receiving leg	(2,616)	(5,687)	(829)	(1,282)	(1,046)	(6,216)	(17,676)	(14,735)
Average interest rate	2.51%	3.16%	4.62%	1.13%	3.52%	3.53%	3.14%	—
Paying leg	2,616	5,687	829	1,282	1,046	6,216	17,676	13,371
Average spread	0.42%	1.64%	—	—	—	—	0.59%	—
Floating to fixed	—	—	—	—	—	—	—	3
Receiving leg	(30)	(31)	—	—	—	—	(61)	(61)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	30	31	—	—	—	—	61	64
Average spread	4.34%	4.34%	—	—	—	—	4.34%	—
MXN								(10)
Fixed to floating	—	—	—	—	—	—	—	(20)
Receiving leg	—	—	—	—	—	(112)	(112)	(135)
Average interest rate	—	—	—	—	—	8.07%	8.07%	—
Paying leg	—	—	—	—	—	112	112	115
Average spread	—	—	—	—	—	0.61%	0.61%	—
Floating to fixed	—	—	—	—	—	—	—	10
Receiving leg	—	—	—	—	—	(112)	(112)	(115)
Average interest rate	—	—	—	—	—	0.61%	0.61%	—
Paying leg	—	—	—	—	—	112	112	125
Average spread	—	—	—	—	—	6.62%	6.62%	—
GBP								(244)
Fixed to floating	—	—	—	—	—	—	—	(289)
Receiving leg	—	—	—	(963)	—	(2,440)	(3,403)	(3,695)
Average interest rate	—	—	—	1.42%	—	2.95%	2.52%	—
Paying leg	—	—	—	963	—	2,440	3,403	3,406
Average spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	45
Receiving leg	—	(519)	—	(642)	—	—	(1,161)	(1,163)
Average spread	—	—	—	—	—	—	—	—
Paying leg	—	519	—	642	—	—	1,161	1,208
Average interest rate	—	4.96%	—	1.48%	—	—	3.04%	—
JPY								(3)
Fixed to floating	—	—	—	—	—	—	—	(3)
Receiving leg	—	(48)	—	(69)	—	—	(117)	(120)
Average interest rate	—	2.82%	—	0.32%	—	—	1.35%	—

Telefónica, S.A. 125

2014 Consolidated Financial Statements

Paying leg	—	48	—	69	—	—	117	117
Average spread	—	—	—	—	—	—	—	—
CLP								2
Fixed to floating	—	—	—	—	—	—	—	(5)
Receiving leg	—	(156)	—	—	(64)	—	(220)	(236)
Average interest rate	—	6.51%	—	—	5.75%	—	6.29%	—
Paying leg	—	156	—	—	64	—	220	231
Average spread	—	1.66%	—	—	1.12%	—	1.50%	—
Floating to fixed	—	—	—	—	—	—	—	7
Receiving leg	(41)	(90)	—	(87)	1	—	(217)	(218)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	41	90	—	87	(1)	—	217	225
Average spread	5.24%	4.82%	—	5.05%	—	—	5.02%	—
CHF								(16)
Fixed to floating	—	—	—	—	—	—	—	(16)
Receiving leg	—	—	—	(208)	—	(312)	(520)	(536)
Average interest rate	—	—	—	0.28%	—	0.87%	0.63%	—
Paying leg	—	—	—	208	—	312	520	520
Average spread	—	—	—	—	—	—	—	—
CZK								(3)
Fixed to floating	—	—	—	—	—	—	—	(5)
Receiving leg	—	(229)	(189)	—	—	—	(418)	(424)
Average interest rate	—	0.54%	0.93%	—	—	—	0.72%	—
Paying leg	—	229	189	—	—	—	418	419
Average spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	2
Receiving leg	—	—	(45)	—	—	—	(45)	(45)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	—	—	45	—	—	—	45	47
Average spread	—	—	1.25%	—	—	—	1.25%	—
BRL								24
Fixed to floating	—	—	—	—	—	—	—	24
Receiving leg	(79)	(77)	(77)	(77)	(45)	(1)	(356)	(349)
Average interest rate	9.95%	9.95%	9.95%	9.95%	9.94%	—	9.92%	—
Paying leg	79	77	77	77	45	1	356	373
Average spread	—	—	—	—	—	—	—	—
COP								1
Fixed to floating	—	—	—	—	—	—	—	1
Receiving leg	—	(2)	(10)	(10)	(10)	(10)	(42)	(46)
Average interest rate	—	7.21%	7.91%	7.91%	7.91%	8.04%	7.91%	—
Paying leg	—	2	10	10	10	10	42	47
Average spread	—	3.33%	3.41%	3.38%	3.38%	3.35%	3.38%	—

Telefónica, S.A.    126

2014 Consolidated Financial Statements

Foreign exchange and interest rate options, by maturity, are as follows:

Currency options	Maturities
Millions of euros	2015	2016	2017	2018	2019	Subsequent years
Currency puts (EURUSD, USDEUR)
Notional amount of options bought	99	—	1,616	155	—	—
Strike	1.54	—	1.36	1.57	—	—
Notional amount of options sold	—	—	1,545	—	—	—
Strike	—	—	1.27	—	—	—

Interest rate options	Maturities
Millions of euros	2015	2016	2017	2018	2019	Subsequent years
Collars
Notional amount of options bought	—	473	—	800	—	963
Strike Cap	—	4.30	—	4.35	—	4.92
Strike Floor	—	3.00	—	3.05	—	4.15
Caps
Notional amount of options bought	—	—	—	—	—	—
Strike	—	—	—	—	—	—
Notional amount of options sold	—	23	—	—	—	963
Strike	—	5.75	—	—	—	5.53
Floors
Notional amount of options bought	—	—	—	—	—	963
Strike	—	—	—	—	—	1.17
Notional amount of options sold	—	—	—	—	—	—
Strike	—	—	—	—	—	—

Telefónica, S.A.    127

2014 Consolidated Financial Statements

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2015	2016	2017	2018	2019	Subsequent years	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	20	—	—	—	—	—	20
Pay	BRL	(4,179)	(148)	(72)	(25)	(15)	—	(4,439)
Receive	CLP	199	105	65	—	—	421	790
Pay	CLP	(450)	(215)	(130)	—	—	(841)	(1,636)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	(11)	(11)	(309)	(5)	(3)	—	(339)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	(148)	(352)	—	—	—	—	(500)
Receive	EUR	4,623	1,238	60	—	—	—	5,921
Pay	EUR	(2,132)	(3,776)	(1,140)	(1,518)	(598)	(4,449)	(13,613)
Receive	GBP	—	—	—	—	—	899	899
Pay	GBP	—	(519)	—	—	—	—	(519)
Receive	JPY	2	48	—	69	—	103	222
Pay	JPY	—	—	—	—	—	—	—
Receive	MAD	—	—	—	—	—	—	—
Pay	MAD	—	—	—	—	—	—	—
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(55)	(55)	(55)	(55)	(55)	(519)	(794)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	(15)	(34)	(15)	(6)	(1)	—	(71)
Receive	UFC	—	138	—	—	—	201	339
Pay	UFC	—	(67)	—	—	—	(100)	(167)
Receive	USD	3,255	4,164	1,826	1,356	699	4,385	15,685
Pay	USD	(679)	(152)	(80)	—	—	(412)	(1,323)
Receive	UDI	63	63	63	63	63	604	919
Pay	UDI	—	—	—	—	—	—	—
Receive	CHF	—	—	—	208	—	312	520
Pay	CHF	—	—	—	—	—	—	—

TOTAL		493	427	213	87	90	604	1,914

Telefónica, S.A.    128

2014 Consolidated Financial Statements

Millions of euros		2015	2016	2017	2018	2019	Subsequent years	Total
Forwards
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	(6)	—	—	—	—	—	(6)
Receive	BRL	2,888	—	—	—	—	—	2,888
Pay	BRL	(404)	—	—	—	—	—	(404)
Receive	CLP	146	—	—	—	—	—	146
Pay	CLP	(383)	—	—	—	—	—	(383)
Receive	COP	219	96	—	—	—	—	315
Pay	COP	(741)	(207)	—	—	—	—	(948)
Receive	CZK	265	—	—	—	—	—	265
Pay	CZK	(24)	—	—	—	—	—	(24)
Receive	EUR	5,469	—	—	—	—	—	5,469
Pay	EUR	(7,037)	—	—	—	—	—	(7,037)
Receive	GBP	2,194	—	—	—	—	—	2,194
Pay	GBP	(1,682)	—	—	—	—	—	(1,682)
Receive	MXN	23	—	—	—	—	—	23
Pay	MXN	(713)	—	—	—	—	—	(713)
Receive	PEN	36	—	—	—	—	—	36
Pay	PEN	(303)	(1)	—	—	—	—	(304)
Receive	UFC	—	—	—	—	—	—	—
Pay	UFC	—	—	—	—	—	—	—
Receive	USD	3,598	217	—	—	—	—	3,815
Pay	USD	(3,443)	(108)	—	—	—	—	(3,551)
Receive	UYU	12	—	—	—	—	—	12
Pay	UYU	—	—	—	—	—	—	—

TOTAL		114	(3)	—	—	—	—	111

Telefónica, S.A.    129

2014 Consolidated Financial Statements

Appendix V: Interest-bearing debt

The main financing transactions at December 31, 2014 and 2013 and their nominal amounts are as follows:

			Outstanding principal balance
			(millions of euros)
Descriptive name summary	Contractual limit amount (millions)	Currency	12/31/14	12/31/13	Arrangement date	Maturity date
Telefónica, S.A
Syndicated loan (7) (*)	700	EUR	700	700	04/21/2006	04/21/2017
Syndicated loan Tranche A2 (1)	—	EUR	—	2,000	07/28/2010	07/28/2014
Syndicated loan Tranche A3 (2)	328	EUR	328	2,000	07/28/2010	07/28/2016
Syndicated loan Tranche D2 (4)	—	EUR	—	923	03/02/2012	12/14/2015
Bilateral loan on supplies (*)	905	USD	571	336	02/22/2013	01/31/2023
Syndicated loan Tranche B (3)	3,000	EUR	—	—	02/18/2014	02/18/2019
Bilateral loan	2,000	EUR	2,000	—	06/26/2014	06/26/2017
Telefónica Finanzas, S.A.
EIB - Mobile financing	375	EUR	375	375	12/03/2007	01/30/2015
Telefónica Europe, B.V.
Bilateral loan on supplies (*)	375	USD	309	272	01/05/2012	01/31/2022
Syndicated loan Tranche D1 (5)	—	EUR	—	801	03/02/2012	12/14/2015
Bilateral loan on supplies (6) (*)	844	USD	695	612	08/28/2012	06/24/2023
Telefónica Brasil, S.A.
BNDES C3 Bilateral loan (*)	1,972	BRL	612	638	10/14/2011	07/15/2019

(1)	1,400 million euros under Tranche A2 were refinanced with forward start facilities (Tranche A2A and A2B) dated 02/22/2013 (available from 07/28/2014). During 2014: i) 1,400 million euros were canceled of the forward start facilities (Tranche A2A and A2B); ii) a repayment for 713 million euros of the Tranche A2 was made at maturity; and iii) an early repayment for 1,287 million euros of Tranche A2 was made.
(2)	During 2014 an early repayment was made for 1,672 million euros of the syndicated loan (Tranche A3).
(3)	On 02/18/14 a syndicated credit revolving facility for 3,000 million euros was signed, entering into effect on 02/25/14, canceling the syndicated credit facility dated on 07/28/10 scheduled to mature originally on 07/28/15.
(4)	On 02/07/14 an early repayment was made for 923 million euros of the syndicated loan (Tranche D2).
(5)	On 02/07/14 an early repayment was made for 801 million euros of the syndicated loan (Tranche D1).
(6)	On 08/28/14 356 million US dollars were canceled (approximately 293 million euros) of the limit available of its bilateral loan on supplies.
(7)	350 million euros are scheduled to mature on 04/21/15.
(*)	Facility with amortization schedule.

Telefónica, S.A.    130

2014 Consolidated Financial Statements

Appendix VI: Main companies comprising the Telefónica Group

The table below lists the main companies comprising the Telefónica Group at December 31, 2014 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.

Parent Company:

Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U.
Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U.
Wireless communications services provider	Spain	EUR	423	100%	Telefónica, S.A.
Acens Technologies, S.L.
Holding housing and telecommunications solutions Service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U.
Teleinformática y Comunicaciones, S.A.U. (Telyco)
Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Informática y Com. de España, S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Iberbanda, S.A. Broadband telecommunications operator	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica Soluc. De Informática y Com. de España, S.A.U.
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Tuenti Technologies, S.L. Telecommunications service provider	Spain	EUR	—	100%	Telefónica Móviles España, S.A.U.
Telefónica United Kingdom
Telefónica UK Ltd.					O2 Networks Ltd. (80.00%)
Wireless communications	UK	GBP	10	100%	O2 Cedar Ltd. (20.00%)
Giffgaff Ltd Wireless communications services provider	UK	GBP	—	100%	Telefónica UK Ltd.
O2 Networks Ltd. Holding company	UK	GBP	10	100%	O2 Holding Ltd.
Cornerstone Telecomunications Network sharing	UK	GBP	—	50.00%	O2 Cedar Ltd
Telefónica Germany
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	62.37%	Telefónica Germany Holdings Limited

Telefónica, S.A.    131

2014 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	62.37%	Telefónica Deutschland Holding A.G (62.36%) Telefónica Germany Management GmbH (0.01%)
E-Plus Mobilfunk GmbH & Co. KG, GmbG Operadora de servicios de comunicaciones móviles	Germany	EUR	1	62.37%	Telefónica Germany GmbH & Co. OHG
Telefónica Brazil
Telefónica Brasil, S.A. Wireline telephony operator	Brazil	BRL	37,798	73.96%	Telefónica Internacional, S.A.U. (29.43%) Telefónica, S.A. (24.74%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.73%) Telefónica Chile, S.A. (0.06%)
Telefónica Hispanoamérica
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	ARS	562	100%	Telefónica Holding de Argentina, S.A. (47.22%) Telefónica Móviles Argentina Holding, S.A. (42.77%) Telefónica International Holding, B.V. (10.01%)
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	624	100%

Compañía Internacional de Telecomunicaciones, S.A. (51.49%)

Telefónica Móviles Argentina,

S.A. (29.56%)

Telefónica Internacional, S.A. (16.20%)

Telefónica, S.A. (1.80%) Telefónica International Holding, B.V. (0.95%)

Telefónica Móviles Argentina Holding, S.A. Holding company	Argentina	ARS	1,198	100%	Telefónica, S.A. (75%) Telefónica Internacional, S.A.U. (25%)
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VEF	4,515	100%	Latin America Cellular Holdings, B.V. (97.04%) Comtel Comunicaciones Telefónica, S.A. (2.87%) Telefónica, S.A. (0.09%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	589,403	99.99%	Inversiones Telefónica Móviles Holding Limitada.
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	578,078	97.90%	Inversiones Telefónica Móviles Holding Limitada
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,954	98.57%	Telefónica Latinoamérica Holding, S.L. (50.22%) Latin American Cellular Holdings, S.L. (48.35%)
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	1,454,871	70%	Telefónica Internacional, S.A.U. (32.54%) Olympic, Ltda. (18.95%) Telefónica, S.A. (18.51%)
Telefónica Móviles México, S.A. de C.V. (MÉXICO) Holding company	Mexico	MXN	72,425	100%	Telefónica, S.A.
Pegaso Comunicaciones y Sistemas, S.A. de C.V. Wireless telephone and communications services	Mexico	MXN	28,686	100%	Telefónica Móviles México, S.A. de C.V.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	45	60%	Telefónica Centroamérica Inversiones S.L.

Telefónica, S.A.    132

2014 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	187	60%	TES Holding, S.A. de C.V.
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	2,701	60%	TCG Holdings, S.A. (39.59%) Guatemala Cellular Holdings, B.V. (20.41%)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	60%	Telefónica Centroamérica Inversiones S.L.
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Ecuador Cellular Holdings, B.V.
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	183,407	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Internacional, S.A.U
Other Companies
Telefónica Europe plc Holding company	UK	GBP	9	100%	Telefónica, S.A.
MmO2 plc Holding company	UK	GBP	20	99.99%	Telefónica Europe plc
O2 Holding Ltd Holding company	UK	GBP	12	100%	MmO2 plc
O2 International Holdings Ltd. Holding company	UK	GBP	—	100%	O2 Holding Ltd.
Telefónica Germany Holdings Ltd. Holding company	UK	EUR	—	100%	O2 Europe Ltd.
O2 (Europe) Ltd. Holding company	UK	EUR	1,239	100%	Telefónica, S.A.
Telefónica Internacional, S.A.U. Telco Investment abroad	Spain	EUR	2,839	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Internacional, S.A.U
					Telefónica, S.A. (94.96%)
Telefónica Latinoamérica Holding, S.L. Holding company	Spain	EUR	198	100%	Telefónica Internacional, S.A.U. (5.04%)
					Telefónica, S.A. (50.00%)
Telefónica América, S.A. Holding Company	Spain	EUR	—	100%	Telefónica Internacional, S.A.U. (50.00%)
Latin American Cellular Holdings, S.L. Holding Company	Spain	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Datacorp, S.A.U Holding Company	Spain	EUR	700	100%	Telefónica, S.A.
					Telefónica, S.A. (92.51%)
Telefónica International Wholesale Services, S.L. International services provider	Spain	EUR	230	100%	Telefónica Datacorp, S.A.U. (7.49%)
Telefónica International Wholesale Services America, S.A. Provision of high bandwidth communications services	Uruguay	USD	591	100%	Telefónica, S.A. (74.36%) Telefónica International Wholesale Services, S.L. (25.64%)
Telefónica International Wholesale Services USA, Inc. Provision of high bandwidth communications services	US	USD	58	100%	T. International Wholesale Services America, S.A.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	13	100%	Telefónica Digital Holdings, S.L.

Telefónica, S.A.    133

2014 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Wayra Investigación y Desarrollo S.L Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital Holdings, S.L.
Telefónica Digital Inc. IP telephony platform	US	USD	—	100%	Telefónica Europe plc
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	20,976	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Brasil Aceleradora de Projetos Ltda. Technological innovation based business project development	Brazil	BRL	18	100%	Wayra Investigación y Desarrollo S.A.U.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	71	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	30	100%	Telefónica Móviles Argentina, S.A. (90%) Telefónica Móviles Argentina Holding, B.V. (10%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	800	100%	Wayra Investigacion y Desarrollo, S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VEF	28	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	11	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra UK Ltd Technological innovation based business project development	UK	GBP	7	100%	Wayra Investigacion y Desarrollo, S.L
Wayra Ireland Ltd Technological innovation based business project development	Ireland	EUR	4	100%	Wayra Investigacion y Desarrollo, S.L
Terra Networks Brasil, S.A. ISP, portal and real-time financial information services	Brazil	BRL	1,046	100%	Sao PauloTelecomunicaçoes Participaçoes, Ltda.
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	99.99%	Terra Networks Mexico Holding, S.A. de C.V.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	99.99%	Telefónica Internacional, S.A.U.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	7	100%	Telefónica Internacional, S.A.U.
Axonix Ltd Digital and mobile advertising	UK	USD	—	30%	Telefónica Digital Ltd
Eyeos, S.L Cloud Computing	Spain	EUR	—	100%	Telefónica Digital España, S.L.
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding GmbH, B.V
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH

Telefónica, S.A.    134

2014 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Studios S.L. Audiovisual Productions	Spain	EUR	—	100%	Telefónica de Contenidos S.A.U.
Televisión Federal S.A.- TELEFE Provision and operation TV and radio broadcasting-services	Argentina	ARS	135	100%	Atlántida Comunicaciones S.A. (79.02%) Enfisur S.A. (20.98%)
Atlántida Comunicaciones, S.A. Participation in public media	Argentina	ARS	33	100%	Telefónica Media Argentina S.A. (95.39%) Telefónica Holding de Argentina, S.A. (4.61%)
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Telefónica On The Spot Services, S.A.U. Provision of telemarketing services	Spain	EUR	—	100%	Telefónica de Contenidos, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica Servicios Audiovisuales, S.A.U.
Telefónica Learning Services, S.L. Vertical e learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L.
Compañía Inversiones y Teleservicios, S.A.U. Holding company	Spain	EUR	24	100%	Telefónica, S.A.
Vocem 2013 Teleservicios, S.A. Call center services	Venezuela	VEF	188	100%	Compañía Inversiones y Teleservicios, S.A.U.
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	12	100%	Telefónica, S.A.
Telefónica Engenharia de Segurança do Brasil Ltda Security services and systems	Brazil	BRL	88	99.99%	Telefónica Ingeniería de Seguridad, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70.00%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	6	100%	Telefónica, S.A.
Media Networks Latin America S.A.C Telecommunications research activities and projects	Peru	PEN	111	100%	Telefónica Internacional S.A
Media Networks México Soluciones Digitales S.A. Telecommunications research activities and projects	Mexico	MXN	3	100%	Media Networks Latin America S.A.C.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Casiopea Reaseguradora, S.A. Reinsurance	Luxembourg	EUR	4	100%	Telefónica Luxembourg Holding, S.à.r.L.

Telefónica, S.A.    135

2014 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	8	100%	Telefónica Luxembourg Holding, S.à.r.L.
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A.
Telefónica Finanzas, S.A.U. (TELFISA) Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Fisatel Mexico, S.A. de C.V. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica, S.A.
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	40	100%	Telefónica S.A.(50%) Telefónica Brasil, S.A. (50%)
Telefónica Gestión de Servicios Compartidos España, S.A. Management and administrative services rendered	Spain	EUR	8	100%	Telefónica, S.A.
Telefónica Gestión de Servicios Compartidos Argentina, S.A. Management and administrative services rendered	Argentina	ARS	—	99.99%	Telefónica Gestión de Servicios Compartidos España, S.A. (95%) Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos de Chile, S.A. Management and administrative services rendered	Chile	CLP	1,019	99.99%	Telefónica Chile, S.A
Telefónica Gestión de Servicios Compartidos Perú, S.A.C. Management and administrative services rendered	Peru	PEN	1	100%	T. Gestión de Servicios Compartidos España, S.A. (99.48%) Telefónica del Perú, S.A.A.(0.52%)
Telefónica Transportes e Logística Ltda. Logistics services rendered	Brazil	BRL	26	99.99%	Telefónica Gestión de Servicios Compartidos España, S.A.
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	12	99.99%	Telefónica Gestión de Servicios Compartidos España, S.A.
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	MXN	50	100%	Telefónica Gestión de Servicios Compartidos España, S.A.
TGestiona Logística, S.A.C Logistics	Peru	PEN	15	100%	Telefónica Gestión de Servicios Compartidos España, S.A. (99.48%) Telefónica del Perú, S.A.A. (0.51%) T.Gestión Serv. Comp.Perú(0.01%)
Telefónica Gestión Integral de Edificios y Servicios S.L. Management and administrative services rendered	Spain	EUR	—	100%	Telefónica Gestión de Servicios Compartidos España, S.A

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Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	Telefónica Gestión de Servicios Compartidos España, S.A
Companies held for sale
Yourfone GmbH Services Provider	Germany	EUR	—	62.37%	E-Plus Mobilfunk GmbH &Co. KG
Companies accounted for using the equity method
Tesco Mobile Ltd. Wireless telephony services	UK	GBP	—	50.00%	O2 Communication Ltd.
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50.00%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	33	50.00%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.5%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50.00%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.5%)

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Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50.00%	Telefónica Factoring España, S.A. (9.50%)
DTS Distribuidora de Televisión Digital, S.A. Broadcasting satellite TV signal transmission and linkage services	Spain	EUR	126	44.00%	Telefónica de Contenidos, S.A.U.
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A
Healthcomunity, S.L Internet supplier of medical goods and services	Spain	EUR	—	49%	Telefónica Digital España, S.L.

Appendix VII: Key regulatory issues and concessions and licenses held by the Telefónica Group

Regulations

As a digital telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, including privacy and security, which can have a direct and material effect on the Group’s business areas. The extent to which regulations apply to the Telefónica Group depends largely on the nature of our activities in a particular country, with traditional fixed telephony services and fixed broadband usually subject to stricter regulations.

In order to provide services and operate its networks, and to use spectrum, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as the national regulatory authority, NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.

In this section it is described the legislative framework and the recent legislative key developments in the most relevant countries and regions in which the Group has significant interests. Many of the legislative changes and the adoption of regulatory measures by sectorial regulators, which are described in this section, are in the approval process and therefore have not concluded.

Electronic Communication Regulation in the European Union

The European Union’s legal framework for electronic communications services was developed with the aim of promoting competition and improving the harmonized functioning of the European market for electronic communications networks and services. The European Union’s legal framework was last modified in 2009, in response to market and technological and changes in the industry.

Rules promulgated pursuant to the European Union’s Legal framework define user’s rights and focus on access to networks, interconnection, privacy, data security, and protection and preservation of universal access, among other things. Recent EU measures have supplemented the EU framework with regulations focused on relevant markets international roaming, spectrum, next generation fixed networks and call termination rates for fixed and mobile networks.

In each Member State a national regulatory authority, or NRAs, is responsible for enforcing national telecommunications laws incorporating the EU framework. NRAs are subject to the supervision of the European Commission, which formally and informally influences their decisions in order to ensure harmonized application of the EU framework throughout the European Union. In particular, the European Commission has identified certain markets (relevant markets) that are susceptible of ex-ante regulation. These markets have to be analyzed by NRAs in order to see whether there are participants with significant market

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power (SMP). In these instances, NRAs are instructed to impose at least one obligation relating to price control, transparency, non-discrimination, accounting separation or access obligations on market participants with SMP. Companies may challenge the decisions of their national regulatory authorities before their domestic courts. Such legal proceedings may lead to a decision by the European Court of Justice or ECJ, which is the ultimate authority on the correct application of EU legislation.

EU competition law

The European Union’s competition rules have the force of law in all EU Member States and are, therefore applicable to the Telefónica Group’s operations in those countries.

The Treaty of Rome prohibits “concerted practices” and all agreements between entities that may affect trade between Member States and which restrict or are intended to restrict, competition within the internal market. The Treaty also prohibits any abuse of a dominant competitive position within the common market of the EU, or any substantial part of it, that may affect trade between Member States.

The EU Merger Regulation requires that all mergers, acquisitions and joint ventures involving participants meeting certain turnover thresholds be submitted to the EU Commission for review, rather than to the national competition authorities. Under the amended EU Merger Regulation, market concentrations will be prohibited if they significantly impede effective competition in the EU common market. The European Commission and the office of the European Competition Commissioner are granted the authority to apply the EU competition framework.

Similar competition rules are set forth in each EU Member State, with the corresponding national competition authorities overseeing compliance with these regulations. All the European countries in which the Telefónica Group operates and referred to below are Member States of the European Union.

Recent developments

Currently, the regulatory debate in the European Union is focused on the completion of the European Digital Single Market with a special attention on the harmonization of regulatory conditions across the EU, in particular about spectrum, the roll-out of ultra-high speed networks, the elimination of intra-EU roaming charges and net neutrality. All issues particularly important for the development of the European digital services markets and Information Society.

This effort was started by the European Commission’s September 2013 adoption of the “Connected Continent” Regulation proposal package, which covers the above-mentioned issues and is under discussion. The outcome of this process is still uncertain.

Of special importance to the provision of digital services, this package covers Net Neutrality focusing mainly on the prohibition of blocking, throttling and non-discrimination of Internet traffic (except for a number of justified objective reasons), as well as on the transparency of retail broadband offers. The intention is to ensure that users are well informed about the traffic management practices of operators, so they can take this information into account when they choose their fixed or mobile broadband offer. Again the outcome of this discussion is open.

Also, as part of this effort, the European Commission adopted, in 2013, a new Recommendation intended to create a more favorable environment in Europe for fiber investment. This Recommendation provides more pricing flexibility for fiber at wholesale (by departing from the cost-orientation pricing), at the expense of stricter measures on the replicability of fiber based access services. In addition, the Commission is now bound to ensure copper price stability (around 9 euros on average for ULL on real terms).

Additionally, EU legislator approved in 2014 a regulation that includes measures to reduce the cost of NGA roll-outs including sharing of ducts from utilities and smother permitting processes. These proposals have to be approved by the EU legislator in 2015.

Also, during 2013, the European Union adopted its cyber security strategy, comprising a number of measures, among which is a new proposed Directive on Network and Information Security. The intention is to guarantee a reliable and trusted Information Society across the EU, where Internet providers are also subject

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to security requirements. This Directive is expected to be finally adopted in the EU during 2015. Again at this stage, the outcome is largely uncertain.

In January 2012, the European Commission proposed to replace Directive 95/46/EC on the protection of personal data by a General Data Protection Regulation that would apply to those providers who processes personal data of European citizens. The draft Regulation has been approved by the Committee on Civil Liberties, Justice and Home Affairs of the European Parliament (LIBE) in October 2013, prior to a vote in the European Parliament. The approval of that Regulation will have an impact on Telefónica’s privacy obligations related to its activities as a telecommunications operator and as a provider of digital services. The Regulation aims to provide European citizens with a high level of protection of their privacy, and it will affect the ability and methods to process and use the personal data of its customers. The outcome of this debate is currently uncertain.

The European Union is also discussing a future Directive for Payment Services that might have influence on the type of financial obligations that could affect to services provided by companies such as Telefónica, in the area of premium rate services or mobile wallets.

In June 2012, the Commission approved the International Roaming Regulation (Roaming III), which replaces previous Roaming regulations (Roaming I and II). This Roaming III Regulation contains, for the first time, structural measures to impulse competition in the market for international roaming, so that, from July 1, 2014, customers could, if they wish, sign a roaming agreement with another operator apart from their domestic mobile services without changing the phone number, terminal or SIM card to change countries. The proposal also would entitle mobile operators to use other operators’ networks in other Member States at regulated wholesale prices, thereby encouraging more operators to compete on the roaming market. To cover the period until such structural measures are fully effective and competition pushes prices down, the proposal gradually reduces the limits of retail and wholesale prices for voice, text (SMS) and data. The price cuts have been implemented by operators on July 1, 2014.

Retail prices

July 1, 2014
Data (€cent/MB)	20
Voice - calls made (€cent/min)	19
Voice - calls received (€cent/min)	5
SMS (€cent/text)	6

Wholesale prices

July 1, 2014
Data (€cent/MB)	5
Voice (€cent/min)	5
SMS (€cent/text)	2

This regulation may, however, change again depending on the outcome of the Legislative process related to the Digital Single Market package. The EU Parliament has proposed that roaming prices are around home prices (“Roam like at home” proposal).

On February 14, 2012 the European Parliament and the Council adopted Decision 243/2012/EU which settles a multiannual program policy spectrum for the following four years. The Radio Spectrum Policy Program, amongst others, will identify 1200MHz spectrum for wireless data traffic, explore new approaches in spectrum licensing, identify long term spectrum needs and finally will look for additional harmonized bands for mobile broadband.

Finally, in its Digital Agenda, the EU has set some objectives for broadband development: of the speed up to 30 Mbps for all European citizens by 2020 and 50% of European households connected to 100Mbps by 2020.

Spain

General regulatory framework

The legal framework for the regulation of the telecommunications sector in Spain is governed by the Telecommunications Law (9/2014) of May 9. The bill reduces administrative burdens to boost networks

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deployments, as well as the adoption of complementary measures for boosting investment in telecommunications sector.

The Market and Competition National Commission, or CNMC, created by the Law 3/2013, assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This new organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Market analysis

Following, obligations imposed by the national regulator in the most relevant markets -in which Telefónica is deemed to have SMP are detailed.

Fixed markets

Retail access to the fixed-location public telephone network, retail market for calls in a fixed location and retail market for rental lines

In this market, the National regulatory authority had made a third round of market analysis, applying a final resolution dated on December 13, 2012, concluding that Telefónica de España is an SMP in retail access to fixed-location public telephone network services, for clients with an identification number not associated to a specific business plan, such as a reference market which can be regulated ex ante. As an operator with SMP, Telefónica de España is subject to certain specific obligations and restrictions.

Wholesale fixed call origination market

In December 2008, the National regulatory authority concluded that Telefónica de España is an operator with SMP in this market and requested that Telefónica de España offer wholesale service to assist other operators in offering IP telephony services and provide information of migration to Next Generation Networks.

Fixed call termination market on individual networks

In October 2014, the CNMC carried out a market analysis in terminated fixed networks, and concluded that every single provider, including Telefónica de España, are dominants in terminating fixed networks and, as a consequence, are obliged to provide the terminating service applying cost-orientation and non-discrimination obligations to the rest of operators, according to a purely incremental costs model. Subsequently, the CNMC reduces the terminating fixed network tariff by 85%, on average. Noticeably, this decision implied the overcome of interconnection asymmetry (terminating fixed networks prices of alternative operators to Telefónica previously were 30% higher than the prices of Telefónica). Finally in fixed call termination market on IP networks, Telefónica de España is required to submit an “Interconnection Reference Offer” (OIR).

Mobile market

Mobile voice call termination

In May 2012, the ANR adopted a measure establishing the wholesale price at 0.0109 €/minute, as from July 2013. The CNMC has not yet approved a new analysis on wholesale market mobile voice call termination.

Wholesale (physical) to network infrastructure access

In January 2009, the National regulatory authority concluded that Telefónica de España is an operator with SMP in the wholesale (physical) network infrastructures access market, and imposed the following obligations: access to full and shared unbundled access to copper loops, sub-loops and ducts, cost oriented tariffs and accounting separation, transparency and non-discrimination obligations including an Unbundling Reference Offer and a Ducts Reference Offer. In December 2014, CNMC has conducted a public consultation exercise and propose a new action plan based on market analysis, with a view to proposing the maintenance previous agreements and obligations, imposing on Telefónica de España the obligation on virtual unbundled access to fiber adopting pricing rules that makes possible the economic replicability of its retails offerings,

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strengthening local access networks. This proposal may be modified, in the final decision, which is expected for the last quarter of 2015.

Wholesale prices for local loop unbundling were increased from 8.32 to 8.60 €/month by the National regulatory authority, in July 2013.

Wholesale broadband access

In January 2009, the CNMC concluded that Telefónica de España has significant market power in the wholesale broadband access market and is therefore required to provide other operators with wholesale broadband access services up to 30 Mbps in copper and fiber infrastructures. The NRA also required Telefónica de España to publish a wholesale broadband access reference offer, provide cost-oriented rates and accounting separation, to avoid discrimination in network access and to report broadband retail changes in services prior to offering them in the market.

On November 16, 2010, the National regulatory authority approved a new wholesale broadband offer (known as the new broadband Ethernet service or NEBA) which will allow alternative operators to provide retail services more independently from Telefónica retail offers up to 30Mbps.

In May 2013, the National regulatory authority proposed a reduction in wholesale broadband prices, although the European Commission considered the proposal incompatible with European law, due to the methodology used to determine the prices. Taking into account the European Commission’s comments, the CNMC has adopted a decision on January 30, 2014, reducing the prices 18%.

In December 2014, CNMC has carried out a consultation about a new proposal of market analysis that eliminates the 30Mbps limit and incorporates the need of applying different regulation on a geographical basis for the residential clients segment, so that Telefónica will no longer be obliged to offer wholesale broadband services access (bitstream) in that areas of greater competition. In that sense, Telefónica de España will be only obliged to offer its wholesale broadband access services (bitstream) for the residential segment, in no-competitive areas. In this case, the wholesale service offered over the telephone copper network would have cost-oriented prices, unlike the fiber network service offered, which is subject only to the fulfilment of economic replicability criterion.

For the business segment, the consultation proposes to oblige Telefónica de España to offer its wholesale broadband access services throughout the national territory.

This proposal may be modified, in the final decision, which is expected for the last quarter of 2015.

Universal service obligations

According to the General Telecommunications Law, Universal service is set of defined services whose aims are to ensure that all Spanish citizens have access to certain basic telecommunications services, regardless of their geographic location, with a minimum quality level and at accessible prices.

Telefónica de España was designated the operator responsible for the provision of the connection to the public electronic communications network, with the possibility of establishing broadband data connection with a descending speed no less than 1Mbit per second, and the provision of the public telephone service available from a fixed location and the operator responsible for the preparation and delivery of public telephone directories to the telephone subscribers. Telefónica Telecomunicaciones Públicas, S.A.U was designated as the operator responsible for the provision of a sufficient supply of public payphones.

Contribution to RTVE funding mechanism

In August 2009, the Radio and Television Corporation Finance Law “(Ley de Financiación de la Corporación de Radio y Television Española)” was approved establishing that: (i) telecommunication operators, which operate nationwide or at least in more than one region, have to make a fixed annual provision of 0.9% of the invoiced operating income of the year (excluding the revenues of the wholesale reference market) and, (ii) on the other hand, the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region should make an annual contribution fixed as follows: (a) 3% on the gross

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revenue of the year for open concessionaire companies or TV services providers, and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide Pay TV services.

In Spain, self-settlement of the contributions made has been appealed by Telefónica España and Telefónica Móviles España as well as, the Royal Decree 1004/2010, which approves the Regulation developing the abovementioned law.

In the European level there were two ongoing processes with regards to this issue. In July 2013, the EC withdrew its appeal before the Luxembourg Court, shortly after it ruled on similar tax legislation in France, where the Luxembourg Court ruled that the tax imposed by France on telecommunications companies was compatible with European regulation. With this decision, the tax measure will remain unchanged unless the Spanish Supreme Court understands the contrary.

Besides this, the European Commission initiated a state aid investigation and concluded that such funding mechanism did not constitute illegal state aid. Against this decision, Telefónica de España and Telefónica Móviles España, filed an appeal before the European Court of Justice. By judgment issued on July 11, 2014, the European Court has entirely rejected the appeals which Telefónica filed against the decision of the European Commission. Telefónica has not appealed to the Court of Justice of the EU.

Collaboration agreements

In July 2013, Telefónica de España signed an agreement with Vodafone España S.A.U and France Telecom S.A.U for the use of fiber infrastructure in buildings. This agreement, together with the agreement signed with Jazz Telecom S.A.U in 2012, aimed the deployment of fiber networks in Spain. Once, an operator has reached a concrete building would be able to use the infrastructures deployed previously by other operators.

Under CNMC Resolution of June 18, 2014, Infrastructure Sharing Agreement between Telefónica de España, Vodafone España and France Telecom shall have the same prices structure that was agreed before between Telefónica de España and Jazz Telecom, solving in this manner the dispute between Vodafone España and France Telecom.

United Kingdom

General regulatory framework

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Act designates the Office of Communications or Ofcom, as the NRA responsible for the regulation of electronic communications networks and services. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services.

Market reviews

Following a market review, mobile termination rates for the four national mobile communications operators (Vodafone, Telefónica United Kingdom, EE and H3G) are subject to controls based on the pure long-run incremental cost (pure LRIC) approach. The present mobile wholesale termination rate is 0.845ppm. Ofcom proposes to reduce that to 0.545ppm from April 1, 2015.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Following a direction from the Government, Ofcom has also proposed to raise the annual license fee for the use of spectrum in the 900MHz and 1800 MHz bands, from the current level of 15.6 million pounds per annum, to 65.8 million pounds per annum. Finally, the UK Government announced recently an agreement with the UK mobile operators, including Telefónica United Kingdom, under which the mobile operators would accept a 90% geographic coverage obligation for voice and text services. Given the agreement, Ofcom has agreed to consider the impact of the geographic coverage obligation on its valuation of annual fees for 900 and 1800 MHz spectrum. This is expected to delay Ofcom’s decision by between four and seven months.

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Germany

General regulatory framework

The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA. Following the adaptation of the 2009 EU Telecom Package, the Telecom Act was repeatedly amended and the last modifications entered into force in August 2013. Transition periods existed for some of them. Worth mentioning are the rules, concerning the free-of-charge-waiting-loop and some of the rules concerning the change of the provider.

Acquisition of E-Plus

On August 29, 2014, the European Commission granted the final authorization for the acquisition of E-Plus. In the course of the merger clearance process, Telefónica Deutschland agreed to a set of remedies which fully address the European Commission’s competition concerns. In this regard, Telefónica committed to sell upfront 20 percent of its mobile network capacity via Bitstream Access to an MVNO and give the opportunity to acquire up to 10 percent additional network capacity. Accordingly, Telefónica Deutschland signed a corresponding contract with Drillisch. Furthermore, to enable a potential entry into the German market, Telefónica offers to make available to one party a package of 2.1 and 2.6. GHz frequencies, mobile sites, national roaming and a passive site sharing. This package is offered to any third party which has declared a respective interest until the end of 2014 and to Drillisch Group up to 2019 (see below). In addition, existing contracts with wholesale partners will be extended until 2025 and the transition to a different guest network operator will be facilitated.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

On January 29, 2015, the BNetzA published respective final decisions on the spectrum allocation proceedings and on the auction conditions of the bands 700 MHz and 1500 MHz. The auction will also include the spectrum corresponding to GSM licenses – the entire 900 MHz band and most of the 1800 MHz band (that will expire at the end of 2016). Interested bidders may submit applications by March 6, 2015. The auction (Simultaneous Multi-Round Auction) will take place in the second quarter of 2015.

On July 4, 2014, BNetzA adopted a decision concerning the frequency aspects of the Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbHCo KG (“E-Plus”). BNetzA has obliged Telefónica Deutschland (the surviving entity after the merger takes place) to anticipate the termination of the rights of use of the spectrum in the 900 / 1800 MHz bands by December 31, 2015, (instead of December 31, 2016), if Telefónica Deutschland does not reacquire these frequencies at the abovementioned auction proceeding. Both Telefónica Deutschland and E-Plus have legally challenged this BNetzA decision on August 4, 2014. The German regulator also announced that, once the auction of spectrum above mentioned is over, it will perform a frequency distribution analysis, and determine whether any additional action is needed, particularly in the area of the 2GHz spectrum band granted to Telefónica Deutschland.

In addition, and within the framework of the conditions imposed by the European Commission in connection with the merger, the surviving entity of the merger is obliged to offer up to 2x10 MHz in the 2600 MHz as well as the up to 2x10 MHz in the 2100 MHz spectrum band to one potential new mobile network operator. This offer is open to any potential new mobile network operator that had declared a respective interest by December 31, 2014, and to the operator with whom Telefónica Deutschland has signed the network access agreement (Drillisch Group).

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Market reviews

Mobile termination rates (MTR)

Since 2006, Telefónica Deutschland has subsequently challenged decisions adopted by BNetzA on mobile termination rates. Some appeals are pending at the Constitutional Court.

BNetzA bases some of its calculations on benchmarks, others in its new internally-developed cost model, while the latest have been based on a hypothetical bottom-up cost model developed by an external consultant (WIK) on behalf of BNetzA. In all these decisions, BNetzA has based its calculations on an approach which takes account of common costs, disregarding the “Pure LRIC” approach which is recommended by the EU Commission and which does not take account of such common costs.

The EU Commission has therefore repeatedly requested that the German regulator to withdraw or amend its MTR decisions. There is therefore a risk that the EU Commission will initiate infringement proceedings against Germany, and rates may be further reduced.

On September 3, 2014, BNetzA adopted its latest proposal to reduce MTR. The new prices will gradually decrease to 0.0172 euro/minute from December 1, 2014, and in a second step, from 0.0172 euro/minute to 0.0166 euro/minute from December 1, 2015 until the end of November 2016. The proposal has been notified to the EU Commission and is currently subject to a “Phase II” in-depth investigation.

Fixed termination rates (FTR)

On August 13, 2013 BNetzA issued the final resolution on Telekom’s fixed termination rates (FTRs), applicable from December 2012 to November 2013. Local FTRs were reduced by approximately 20%. At the end of November 2013 BNetzA issued a regulatory order for all alternative fixed network operators (ANOs) including Telefónica Deutschland. In addition to the obligations of the former regulatory order, the ANOs have to file a proposal for their local FTRs and BNetzA has to approve such FTRs. The local FTR will be set at the same level as the Telekom FTR. BNetzA issued a preliminary approval for Telefónica Deutschland´s FTR at the end of February 2014. Telefónica Deutschland’s rates were approved for the time period from November 20, 2013 until November 30, 2014.

Also in these decisions, BNetzA has based its calculations on an approach which takes account of common costs, disregarding the “Pure LRIC” approach which is recommended by the EU Commission and which does not take account of such common costs. In its latest proposal to further reduce FTR, BNetzA has preliminary set Telekom FTR at 0.0024 euro/minute from December 1, 2014 until November 30, 2016. The proposal has been notified to the EU Commission and is currently subject to a “Phase II” in-depth investigation.

Relevant cooperation agreements

Since July 2012, Deutsche Telekom offers a wholesale bitstream access model (“VDSL contingent model”), which in April 2014 has been developed further to include newly built VDSL and vectoring accesses. In this sense, Deutsche Telekom and Telefónica Deutschland signed a contract regarding the model on December 6, 2012. In addition, Telefónica Deutschland and Deutsche Telekom entered into a final and binding agreement on December 20, 2013 with regard to fixed-line broadband services. Such agreement foresees the transition from Telefónica Deutschland’s “ADSL” infrastructure to the advanced network infrastructure of Deutsche Telekom (the so-called “next generation access platform” or NGA platform) which will enable Telefónica Deutschland to offer its customers high-speed internet products with data transfer rates of up to 100Mbit/s. The completion of the transition to Deutsche Telekom’s NGA platform is expected for 2019.

On November 5, 2014, the Federal Cartel Office adopted a decision where concluded that there were no grounds for action. In the proceeding for the regulatory clearance of the cooperation the Federal Network Agency (Bundesnetzagentur) published a draft decision on December 17, 2013 by which the proceeding shall be terminated without any remedies. The draft decision was publicly consulted in Germany and notified to the European Commission. The European Commission responded on March 13, 2014 and did not express serious doubts. The Federal Network Agency published thereafter its final decision on March 18, 2014 and confirmed its draft judgment from December 2013. With the final decision of the Federal Network Agency, the cooperation came into effect on March 18, 2014.

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Brazil

General legislative framework

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications, (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

In Brazil, concessions are awarded for providing services under the public system, while authorizations are granted for providing private system services. The only service provided under both systems is the Commuted Fixed Telephony Service (CFTS). All other services are provided under the private system.

In the state of São Paulo, Telefónica Brazil provides local and national long-distance Commuted Fixed Telephony Service (CFTS) under the public regime, through a Concession agreement. The current concession agreement, dated from December 22, 2005, was renewed on January 1, 2006, and will be valid until December 31, 2025. On December 15, 2010, ANATEL released a public consultation proposing the amendment of clause 3.2 of the concession agreement. It resulted in the approval of Resolution No. 559 published on December 27, 2010, that establishes new revisions for the concession agreement on May 2, 2011, December 31, 2015, and December 31, 2020. This provision allows ANATEL to update the renewed Concession agreement with respect to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions. The assets assigned to the provision of the services described in the public concession agreement are considered reversible assets.

On June 30, 2011, the company reviewed its concession agreement and entered into new contracts for local and long distance services, with new conditions imposed on the company, amongst them, to change the basis of calculation of the biannual concession fees. Every two years, during the agreement’s new 20-year period, fixed line concession companies will have to pay a renewal fee which will correspond to 2% of the revenue of the previous year. The first payment of this biennial fee occurred on April 30, 2007, based on 2006 revenue, the second payment occurred on April 30, 2009, based on 2008 revenue, the third payment occurred on April 30, 2011, based on 2009 revenue and the fourth payment occurred on April 30, 2013, based on 2012 revenue. The next payment is scheduled for 2015 based on 2014 revenue.

Brazilian Government also published Decree No. 7512 related to the General Plan for the Universalization (PGMU III). It sets new targets for Telefone de Uso Público (public pay phones) density in rural and poor areas and goals related to popular fixed line service (AICE). There were two Public Consultations undergoing, the Public Consultation No. 26 aimed to revise the fixed line concession agreement and Public Consultation No. 25 aimed to revise the General Universalization Commitment Plan, which were launched by ANATEL on June 27, 2014. Definitive rules regarding this issue will be published in 2015.

In the remaining states of Brazil, Vivo Telefónica Brazil provides local, and long-distance and international CFTS service, personal mobile service, and broadband multimedia communication services (which includes the provision of fixed broadband connections) and Pay TV services, all under the private regime.

Radiofrequencies authorizations, for its turn, are granted for a limited period of time (maximum of 15 years, renewable once). The most important radiofrequencies authorizations held by Telefónica are those associated with the exploitation of mobile services and are described in the licenses section.

In 2012, Telefónica was awarded a block of the 2500 MHz “X” band (20+20 MHz), including the 450 MHz band in certain states. As part of the spectrum auction, Telefónica Brazil had to compensate the former licensees of this bandwidth, who used it for multichannel multipoint distribution services. The other operators also obtaining spectrum must, in turn, compensate Telefónica Brazil. Part of these compensation requirements is being legally contested.

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In 2014, ANATEL auctioned Radiofrequencies licenses in the 700MHz frequency and Vivo acquired the license to use one of the bands. According to the bidding notice, the winning parties are required to incorporate an independent entity that will manage the refarming of the 700MHz (currently, the band occupied by the free-to-air analog broadcasters). Such entity will have the financial resources to provide equipment and support for the broadcasters and the final users (which, subject to certain conditions, will be entitled to receive Digital TV receivers). Federal regulation establishes a timeline to implement such refarming which is scheduled to be concluded by December 2018.

In relation to the acquisition of GVT as described in Note 21 of these consolidated financial statements, according to Brazilian law, the transaction must be approved by Brazilian regulators ANATEL and CADE. On December 22, 2014, ANATEL approved the transaction and imposed certain obligations to Telefónica Brasil. The approval of the transaction implies, among other things, that Telefónica Brazil may retain GVT’s infrastructure. Such obligations include (1) the maintenance of current GVT services and plans within the same geographic scope in which GVT operates today, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (2) the waiver of the FSTS license held by GVT within 18 months of ANATEL’s decisions, because regulations establish that the same economic group cannot hold more than one FSTS license in the same geographic area.

Telefónica understands that the obligations imposed do not compromise the terms of the GVT acquisition or its value.

Interconnection, tariffs and prices

Interconnection among public networks is mandatory in Brazil. Parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. For Interconnection rates for fixed network operator identified as operator with Significant Market Power (Res. 588/2012) the rate is homologated by ANATEL; the rates for the use of mobile operators networks (Res. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Res. 576/2011) ANATEL imposes the rates to be used. In general, operators shall maintain public offers of interconnection conditions.

On November 8, 2012, ANATEL published the General Plan of Competition Goals (PGMC), which, in general, provides ex-ante obligations for telecommunications providers that identify SMP operators in the various relevant markets identified as critical for the development of competition in the telecommunications industry. The ex-ante obligations include measures of price transparency and market conditions and specific rules for composition of conflicts between agents, such as: (i) mandatory submission and approval of offerings of reference in the wholesale market and warranty service requests from other players that correspond to 20% of the physical network of the SMP companies, (ii) transparency measures as the creation of a Data Base and Wholesale Supervisor Entity, (iii) specifically for providers acting in the mobile termination market (interconnection): full billing between undertakings with SMP, and Bill & Keep decreasing between SMP and non-SMP (80/20% between 2013 and 2014, 60/40% in 2015 and full billing from 2016). The Telefónica Group, including VIVO, has been identified as an operator with SPM in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 10 Mbps in the region of São Paulo, (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 Mbps in the region of São Paulo, (iii) passive towers, ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil, and (v) national roaming market throughout Brazil.

The PGMC established that the mobile termination rates (VU-M) shall observe the following scheme: the reference VU-M value applicable to a provider belonging to a Group declared with SMP within the mobile termination market shall be based on the model of incremental costs. Such model of incremental costs shall be implemented from February 24, 2016. Previously, the reference VU-M value applicable to such providers shall be as follows:

•	From February 24, 2014: up to 75% of the VU-M value in force on December 31, 2013.

•	From February 24, 2015: up to 50% of the VU-M value in force on December 31, 2013.

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In this regard, ANATEL published its ACT 7272 and 7310, in August 2014 establishing the new VU-M values for 2014 and 2015 applicable to providers with SMP. These are the values applicable to VIVO (in Brazilian reais):

•	2014:

•	Region I: 0.25126

•	Region II: 0.24355

•	Region III: 0.22164

•	2015:

•	Region I: 0.16751

•	Region II: 0.16237

•	Region III: 0.14776

Pursuant to applicable laws, reductions of VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls) and VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls). Accordingly and as a consequence of the new V-UM in Act 7272 and 7310, on February 24, 2014, ANATEL published its Act 1742 establishing the new VCs for 2014: approximately 0.07388 Brazilian reais less than the previous VC1s in Region III (as Telefónica only offers local fix telephony services in that region); and approximately 0.10901 Brazilian reais less than the previous VC2 and VC3. The amounts of the VC here mentioned are net of tax.

In December 2013, ANATEL issued Resolution No. 629 which establishes terms and conditions to execute Conduct Adjustment Terms (Termo de Ajustamento de Condutas) aimed at suspending administrative proceedings in course, if license holders assume certain obligations to fully comply with regulations and provide compensations and awards to users.

On March 7, 2014, ANATEL issued the Resolution No. 632 which approved the Regulation of Users Rights of Telecommunications Services, which improves transparency in consumer relations and expands the rights of those who use fixed and mobile telephony, broadband and Pay-TV. This Resolution No. 632 has among other novelties, simplified the cancellation of a telecommunications service, granted more transparency on the services offered and simplified the way to contest the invoices.

The deadline to submit comments to ANATEL’s Public Consultation No. 47/2014 aimed to modify the General Plan of Competition Targets – PGMC, approved by the Resolution No. 600, of November 8, 2012, ended last January 2, 2015. The Proposal for amendment of Art.42 of Appendix I of the PGMC is aimed to maintenance of the bill and keep system.

Competition law

Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules.

The new antitrust law establishes a pre-merger notification regime for concentration transactions, with new turnover thresholds (one participant with gross revenue of BLR750 million in Brazil and other participant with gross revenue of BRL75 million in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days). Resolution No. 10, of October 29, 2014 (in force as of January 4), established some additional interpretation about the filling triggers provided in the Law in what regards vertical and horizontal “partnerships agreements” subject to antitrust clearance.

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Mexico

General regulatory framework

In Mexico, the provision of all telecommunication services is governed by the Constitution, Federal Telecommunication and Broadcasting Law was published on July 14, 2014 and came into force 30 natural days of its publication. The Constitution was amended in June 2013 on telecommunications matters; the Federal Telecommunications Institute (IFT) is created as an autonomous body responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications. By virtue of the Constitution amendment, the Federal Communication Institute will be in charge of regulating the dominant operators or with SMP.

IFT as the Mexican national authority in communications and broadcasting sector, is the organ responsible for regulating those operators which have SMP in communications and broadcasting markets, after the abovementioned constitutional amendments. As a result of the above mentioned constitutional reforms, IFT has declared the “América Móvil Group” a preponderant operator in the telecommunications market and as a result of that, it introduced, among other, special regulations on asymmetric interconnection rates.

Licenses

Derived from a corporate restructuring carried out in Mexico, authorized by the Federal Institute for Telecommunications, dated on December 19, 2013 Baja Celular Mexicana, S.A. de C.V.; Celular de Telefonía, S.A. de C.V.; Telefónica Celular del Norte, S.A. de C.V. and Movitel del Noroeste, S.A. de C.V. have ceded in favor of Pegaso PCS, S.A. de C.V. (Pegaso PCS) the rights and obligations of the concession titles.

Likewise, on January 31, 2014 the merger between Pegaso Comunicaciones y Sistemas, S.A. de C.V. and Pegaso PCS was formalized, surviving the latter. Once the merger takes effect, Pegaso PCS will acquire the ownership of the rights and obligations of the concession titles of Pegasus Communications and Sistemas.

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Additionally, other concessions are held in México. Two of those licenses are hold, in order to install, operate and explore two public communication networks, being Pegaso PCS the concessionaire (July 28, 2010, and July 23, 2008).

The Secretary of Communications and Transports (SCT) also granted the following licenses to Grupo de Telecomunicaciones Mexicanas (which is invested by Telefónica) (GTM): concessions to install, operate and explore a long distance public communication network, local and international (July 6, 2003); Modification the concession to provide fixed and public telephone services throughout the country (March 28, 2006); concession in order to provide DTH services (January 19, 2011) and the rights for transmission of communication by signals associated with satellites; in Ka Band (August 6, 2012); and, finally, a concession in order to exploit broadcasting and reception rights, by signal associated with two foreign satellites - WILDBLUE 1 and ANIK F2- (August 6, 2012).

Prices and tariffs

Tariffs charged to customers are not regulated. They are set by mobile operating companies and must be registered with IFT, in order to be enforced. Since January 1, 2015, no charge can be made for national long distance services.

Interconnection

Mexican telecommunications regulations obligate all telecommunications network concessionaires to execute interconnection agreements. However, should the parties fail to agree, IFT must fix the unresolved issues, including tariffs.

Throughout 2011, the extinct COFETEL issued several resolutions as a result of different interconnection disputes submitted by several operators. In such resolutions, COFETEL determined a mobile termination charge (“MTC”) for Telefónica México, as well as for other mobile operators, leading to a 61 % cut to

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previous rates. Telefónica México has appealed on an administrative basis such resolutions from COFETEL, and such appeals are still pending to be resolved. Recently, IFT determined the mobile termination rates for 2012 and Telefónica México filed an injunction against this rate. Once these trials have been concluded, the rates applied may be further reduced retroactively, IFT has not approved yet the termination rates for 2013, 2014 and 2015 for Telefónica Mexico. Moreover, the declaration of the Preponderant Economic Agent in the telecoms market is expected to lead to asymmetric regulatory measures. Thus, in August 2014, the Preponderant was obligated not to charge for terminating calls on its network, ie it was imposed the rate of $ 0.00 for the termination service. On December 29, 2014, the IFT published the rates that will be used to resolve interconnection disputes between concessionaires. On the other hand, with regard to the Preponderant economic agent, the IFT published rates relating to origination and transit services.

The Company’s competitive position may benefit to a greater or lesser extent depending on the scope of these measures. Furthermore, on June 21, 2012, CIADI Secretary-General declared admissible the international arbitration presented by Telefónica, S.A. against Mexican United States. Telefónica, S.A. formulated their lawsuit memorial, on September 20, 2013, by virtue of which claim for damages incurred as a consequence of the resolutions, issued by different Mexican regulatory and administrative bodies, of mobile termination rates. Mexican United States answered on February 28, 2014.

Foreign ownership/restrictions on transfer of ownership

Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.

Competition law

The new Federal Law of Economic Competition was published in the Official Gazette on May 23, 2014. The IFT must issue the “Regulatory Provisions of the Federal Law of Economic Competition for telecommunications and broadcasting.

Venezuela

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. The band spectrum in 2500-2690 MHz and 1710-2170 MHz, for LTE (Long Term Evolution) mobile services was awarded. The expiration of this license will take place on December 15, 2029, and on November 28, 2022, respectively. The respective bandwidth spectrum concession contracts were signed, one for band AWS 10+10 MHz, and the other for two bands in the 2600 MHz bandwidth. It is worth mentioning that not only did Telefónica obtain the permission to use the 4G spectrum, but it also got an expiration date extension of the general habilitation from 2025 to 2029.

Prices and rates

In accordance with the last reform of the Organic Law of Telecommunications (2011), the system for fixing the prices for telecommunication services remains the same, consisting of simply notifying them to CONATEL, except for fees for basic telephony services (local, national and international long distance) and those for services provided under universal obligations that are established by the government. However, the regulatory entity may, considering CONATEL’s opinion, fix the prices for any telecommunication services for “public interest reasons”. The amendment does not define the term “public interest reasons”.

In the framework of the Enabling Act in force in Venezuela until November 2014, in January 2014 an Organic Law on Fair Prices was published, limiting to natural and legal persons of public and private law, nationals or foreigners, who develop economic activities in Venezuela, the profit margin of the sales prices of goods and services set to a maximum of 30% of its operating costs. This Fair Prices Act was amended on November 19, 2014, unchanged, however, the ends referred to above.

CONATEL published an Administrative Order under which values are set for the Determination of Interconnection Fees for use of Mobile Telephony Services. The objective of this regulation is to establish a reference for values and a criteria to determine interconnection fees in mobile phone use on the basis of a

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model of long run incremental costs with breakdown of the network elements by CONATEL, who should intervene setting such fees solely in those cases where there are conflicts between operators relating to such fees, and consensus is not reached within the period specified in the interconnection legislation. Mobile termination rates in relation to national operator have been reduced approximately 6% compared to the previous rates.

Likewise, on August 6, 2014, a new providence was published, with which new standards for the provision of services for international long distance telephony and fees applicable for delivering calls to networks fixed and mobile telephony in Venezuela were set. With this regulation, they aim to establish the fees that an operator providing the international long distance services should pay for calls originating in a foreign network and delivered on networks, either fixed or mobile, in Venezuela when the subscriber originating the call is not directly served on his network.

Competition law

The Antimonopoly Law Decree published on November 18,2014, reformed the “Law for the Promotion and Protection of Free Competition” of 1992, now including principles of Justice and Democratization as well as the promotion and protection of public enterprises, associative forms of state and communal, as provided in the “Plan de la Patria” (plan of the country). Some changes to highlight are the modification of the basis for calculating penalties which now must be calculated on the value of the annual gross income of the offender.

Chile

General regulatory framework

The General Telecommunications Law No. 18168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is the Under-Secretary of Telecommunications, or SUBTEL.

An emergency alert system was enabled for mobile networks (2G, 3G) to inform the population in cases of disaster. The system using 4G technology will be implemented in March 2014.

On February 13, 2014, the new Regulation on Telecommunications Services, which will come into force on June 14, 2014, except certain specific obligations that must be met by the service providers prior to that date, was published. This Regulation replaces the existing to date and regulate a number of new services as Internet, Pay TV, etc.

In May 2014 law No. 20750 that allows the introduction of DTT was published in the Official Journal. The main provisions set an extensible deadline of 5 years for the blackout analog; it sets that the concessions of free-to-air broadcasting could be nationwide, regional, local and European coverage; it also sets the entering of “Granted Retransmission” when the requirements of digital coverage for the 85% of the total population in service area and “must carry” of, at less 4 regional channels (whenever is technologically feasible, and the service area remains equal) is fulfilled. Football matches of Chile National Soccer Team will be broadcast by free-to-air channels.

On July 26, 2014, SUBTEL published in Official Journal the call for a public consultation referred to the Digital Broadcasting TV Plan. They present the decree that approves the plan was forwarded to the “Contraloría General de la República” for its discussion. Different organizations that grouped cable and TV operators have appealed against the “Contraloría General de la República”.

Moreover, the Congress of Chile approved a draft project that forbids contracts granting exclusivity in the use of pipelines and internals installations needed for the provision of telecommunications facilities for the buildings and condominiums. Additionally, the project regulates the use of the facilities that connect with the internal network and provide access for buildings.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Additionally, Telefónica Chile has been granted licenses of public local phone services and Voice Over

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Internet Protocol services. Telefónica Empresas Chile has a license for providing TV Services. Telefónica Larga Distancia holds long distance concessions and to install and operate the national fiber optic network.

In November 2013, TMCH initiated the partial commercialization of 4G services, and in March 2014 the total of the commercialization will have to be implemented. 2.6 GHz concession obliges TMCH to provide a wholesale service to Mobile Virtual Operators, for what the latter had to published a completely Facilities Offer (including prices), available in non-discriminatory terms.

In March 2014, it was published in the Official Journal the Exempt Resolution No. 758/2014 of the Department of Telecommunications, which assigns to TMCH a service concession for transmitting data on 713-748 MHz and 768-803 MHz frequency bands. TMCH has awarded a block of frequencies at a national level of 2x10 MHz through a bidding procedure, with an approximated cost of 5,780,000 U.S. dollars. In addition of providing the data transmission service, additional obligations are set, like provide wholesale services to OMV, provide national roaming wholesale services, provide data transmission wholesale service, provide services to determined routes, locations and municipal and supported schools.

Prices and tariffs

Public Telecommunication Services Prices and prices for Intermediate Telecommunication Services are freely established by operators, unless there is an express resolution by Chile´s Competition Court on existing conditions in the market that confirms that there is not enough for granting a free prices regime. In January, 2009, by No. 2 Report, Chile´s Competition Court (from this moment onwards the TDLC), decreed free tariffs for the “Fixed Phone Service”, “Local Measured Service”, “Charges for Connection Service” and “Public Telephony Service”. Nevertheless, it did not change, for all fixed phone companies, the currently prices of local loop services, and minor provisions for phone services, including: closure of the line and line restoration, release of access for national long-distance service, international services, complementary services, detailed SLM service and free visit and diagnosis, between others. Furthermore, tariff regulation remained at the same terms for unbundled network services for all fixed service companies.

Additionally, maximum prices for interconnection services (access charges for network use, mainly) are subject to tariff regulation for all operators, being set by stipulated procedures.

Under national Telecommunication Law, the structure, level and indexing of maximum tariffs that can be charged are set by a Supreme Decree issued by Transports, Economy, Development and Tourism Ministry (hereinafter, “The Ministries”). The Ministries set maximum tariffs under efficient operator model basis.

Maximum tariffs for telephony services are set every five years by the Ministry of Transport and Telecommunications and the Ministry of Economy.

Interconnection

Interconnection is obligatory for all license holders with the same type of public telecommunications services and between telephony public services and intermediate services that provide long distance services. The same requirement applies to holders of those intermediate service licenses, who are required to interconnect their networks to the local telephone network.

A “calling party pays” tariff structure was implemented on February 23, 1999. Under this tariff structure, local telephone companies pay mobile telephone companies an access charge for calls placed from fixed networks to mobile networks. Local telephone companies may pass this interconnection charge on to their customers. Every five years, SUBTEL sets the applicable tariffs for services provided through the interconnected networks.

The Tariff Decree for the period 2014-2019, for mobile telephony networks was approved by the Ministries on January 16, 2014 and is enforceable since January 25, 2014. The new prices imply a reduction of 76.4% as regards the previous ones.

The Tariff Decree that will be implemented during the next five year period 2014-2019, was adopted by SUBTEL on May 5, 2014, and will enter into force, involving a retroactive effect, from May 8, 2014. New tariffs imply a preliminary reduction of 37% from the previous. Nowadays, the Tariff Decree is under review by “Contraloría General de la Republica”.

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Competition law

The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree Nº 1 of 2005 (Ministry of Economía, Fomento y Reconstrucción). The Competition Tribunal deals with infringements of competition law.

Through General Instruction No. 2 (“IG2”) of December 18, 2012, the Competition Tribunal imposed that mobile phone companies cannot commercialize plans with a different price for the on-net and off-net calls, as of the effective date of the mobile Tariff Decree over access charges (on January 25, 2014). In addition, fixed and mobile service packages with discounts are authorized as of the in-service date of the LTE concession (on March 28, 2014).

The TuVes Company, which provides Pay TV services, brought an appeal against IG2 before the Supreme Court, which issued a judgment on December 17, 2013 by virtue of which fixed-mobile convergent offers with a multiservice discount cannot be commercialized permanently. This affected our commercial offer focused on convergent products (Fusion and others), and as a result, possible commercial and operational solutions are being analyzed.

Argentina

General regulatory framework

The basic legal framework for the provision of telecommunications services in Argentina is set forth in the National Telecommunications Law (No. 19798) of 1972 and in the specific regulations governing each type of telecommunications service, which has been modified by Law “Argentina Digital” No. 27078. This new legal framework, issued on January 7, 2015, (the new telecommunications law ‘Argentina Digital’) entered into force on January 7, 2015, and will regulate information and communication technology (ICT) as Public interest services, replaces the previous telecoms law of 1972, creates a new NRA, sets net neutrality provisions and allows telecommunications licensees to provide (non-satellite) broadcasting services (previously banned by the Media Law), and set a new license system.

The following regulatory authorities oversee the Argentine telecommunications industry:

•	SECOM (Secretariat of Communications of the Nation) is the decentralized organism responsible for establishing national policies for Telecommunication development with the objective of democratizing access to information, communications and new technologies throughout the national territory, thus bridging the digital divide.

•	CNC (National Communications Commission) is a decentralized organism that operates in the field of the Secretariat of Communications of the Federal Planning Ministry, Public Investment and Services, whose role and functions are regulation, control, oversight, and verification of those aspects concerned to the provision of communication services, postal services, and the use of spectrum.

Additionally, Argentina Digital Act also prescribes the future creation of a new organism as the Authority of Application for ICTs, the Federal Authority for ICTs and Communications, whose functions are regulation, control, oversight and verification in ICTs. When this authority comes into operation, it will be the continuation of SECOM and CNC.

On October 21, 2003, Law No. 25790 came into force, extending the term for the renegotiation of concession or licensing agreements with public utilities until December 31, 2004, which was subsequently extended until December 31, 2015. As an investor in Argentina through Telefónica de Argentina, we commenced arbitration proceedings against the Republic of Argentina based on the Reciprocal Protection of Investments Treaty between Spain and Argentina for damages suffered by us because of the measures adopted by the Argentine government in connection with the renegotiation of certain concession and licensing agreements. On August 21, 2009, the parties requested the Tribunal, in accordance with Rule 43 of the ICSID Arbitration Rules, declare a resolution of the termination of the proceedings. The agreement of the parties envisages the possibility of a new request for arbitration under the ICSID Convention being submitted by Telefónica.

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Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Additionally, Telefónica de Argentina has licenses for an indefinite period of time; for the provision of communications services; local telephone services; long-distance national and international, telex, international communication and data transfer services; national and international value-added services, and other telecommunication services provided by the different license agreements concluded with the National State, and administrative acts concluded with the National State.

Telefónica Móviles Argentina holds licenses for providing mobile telecommunication services, local telephone services, long distance national and international, telex international, national and international data transfers, value-added services, and other telecommunications services provided by the different license agreements concluded with the National State, and administrative acts concluded with the National State.

From the promulgation of the “Argentina Digital” new legal framework Nº 27078, the licenses system has become a license-only system, without prejudice the corresponding inscription of each service in the terms that Authority of Application determines, and will have national scope. For this purpose the legal framework prescribes a period of grace that grant the old license given to, at the moment of the promulgation of that Act that were called “Single Telecommunication Service License” will be considered, by the effects of the new regime, as “Single Argentina Digital License” with the same content, scope and effects.

Prices and tariffs

Additionally, the “Argentina Digital” legal framework establish that providers of telephone services may freely set rates and/or prices for their service which shall be reasonable and fair, covering all the operation costs and a consequent reasonable profit margin. It also brings to the Authority of Application the possibility to regulate the tariffs and prices of essential public services and those the same authority determines. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, or until the secondary legislation is adopted, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.

Also, the guidelines set forth in article 26 of Decree No. 1185/90 continue in effect for operators with significant market power. These guidelines establish information obligations with which operators must comply with respect to tariffs and which flow toward both clients and the national regulator. This Decree also establishes the powers the regulator has to revise or revoke such tariffs.

On the other hand, on October 15, 2012, came into force the resolution SC 45/2012 of the Secretary of Communications, which provides that the mobile phone companies should only bill to its clients the minutes since the call to be serviced by the receiver or his message box. Furthermore, in December 2013 the Secretary of Communication throughout its Resolution No. 26/13 have modified the pricing system for all the mobile communication from minutes units to second units and also prescribes information duty around any change of commercial condition or price increase, 60 days in advance.

Tariffs charged to customers for mobile services are currently not regulated in Argentina.

Interconnection

The rules for national interconnection set forth that interconnection agreements are to be freely negotiated between the relevant service providers, on a non-discriminatory basis. Notwithstanding that, with the new legal framework, the new Authority of Application that will be created in the future, has the power to control prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.

Competition law

“Law on Defense of Competition” No. 25156 prohibits any acts or behaviors contrary to the law. The enforcement authority will be assisted by the National Commission for the Defense of Competition created by Law No. 22262.

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Colombia

General regulatory framework

In Colombia, telecommunications are a public service, subject to state regulation and oversight. Law 1341/09 (“Technologies of Information and Communications Law”) reformed the legal framework, establishing the general regime for information and communication technologies. Under this law, providers of network and telecommunications services in Colombia must register with the Information and Communication Technologies Minister. In addition, operators must obtain a concession from the National Television Authority (previously a Commission) in order to provide television services. The Colombian telecommunications regulator is the Comisión de Regulación de Comunicaciones or CRC.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Additionally, Colombia Telecomunicaciones subjected itself to the General Entitled Regime of approval that is set out in law No. 1341 2009, on November 8, 2011, which allows Colombia Telecomunicaciones to continue providing the network and communications services, like added-value services, carrier national services and mobile services, amongst others. In relation to mobile services, the company availed itself of the general authorization regime on November 28, 2013, finishing mobile concession contracts and consequently obtaining the renewal of the permission to use 40 MHz of spectrum in the 850 MHz and 1900 MHz band until March 28, 2024. In addition, the company holds a concession in order to provide satellite TV (DBS) or Direct Home TV (DTH).

Regarding the licenses for the provision of mobile voice services awarded in 1994, and their amendment agreements, by virtue of which allow the usage of spectrum over 850 MHz (25 MHz) and 1900 MHz (15 MHZ) bands, given for a 10 years period and extended in 2004 for another equal period, the company decided to opt to the general habilitation regime, modifying registry before the ITC Ministry and requesting the renewal of the permits for the use of spectrum according to the article 68 of law No. 1341 of 2009, and the Decree No. 2044 of 2013, in which it has been determined the requirements and formalities in order to be able to obtain the renewal and some criteria for establish the renewal conditions. Resolution No. 597 of March 27, 2014 set the conditions the usage of spectrum over 850 and 1900 MHz renewal.

Regarding the reversion of assets the Company and the Colombian Government had been acting within the contractual relationship, in the understanding that such reversion only applies to the scarce resource that was assigned (the spectrum), on the basis of with the legal framework issued by the national Congress, integrated by laws 422 of 1998 and 1341 of 2009.

Notwithstanding, the Constitutional Court declared possible in a conditional way article 4 of the No. 422 /1998 Law and article 68 of No. 1341/2009 Law, related to the reversion of assets by Sentence C-555 of 2013, to interpret that concessional contracts subscribed before the entry into force of these legislation, shall respect “the reversion” clause 33 concluded “at the expiration of the concession term, the elements and assets directly affected by it will become National property, without imposing any compensation obligation”.

Constitutional Court Ruling C-555 was issued in February 2014. According to Court´s Opinion, in case of application, reversion includes wireless telecommunications spectrum band, as well as other assets and network related to the rendering of the service as laid down in sections 14 and 15 of Decree No. 1900 of 1990; or, if such reversion is not possible, its economic equivalence.

Upon termination of the Agreements, and during the liquidation of the respective contracts, the Court decision leaves to the parties the understanding of the contractual conditions for the application of the reversion that will take place in May 2015.

In the 4G auction process, the Company obtained 30 MHz of spectrum in the 1710 to 1755 MHz band and 2110 to 2115 MHz band, resource that was assigned by the Resolution No. 2625 (2013), confirmed by Resolution No. 4142 on October 25, 2013, for a 10 years period.

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Interconnection

Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition termination rates are regulated by CRC Resolutions No. 1763 and 3136 of 2011, No. 3534 of 2012 and No. 4660 of 2014, and in particular resolutions No. 4002 and 4050 of 2012, that apply to dominant operator. Additionally, CRC Resolution No. 3101 of 2011 adopted a unique interconnection regime, which promotes competition and guarantees access to networks and networks elements to other providers of telecommunications, content and apps.

In 2011, the Regulator issued a progressive reduction on mobile termination charges from April 2012 to 2015 and in 2012; the regulator imposed the use of asymmetric mobile termination rates to COMCEL the dominant operator. In 2014, the CRC issued a new glide path for the mobile termination rates by Resolution No. 4660 of 2014.

Value/year/ COP$	2014	2015	2016	2017
Charge per minute	56.87	32.88	19.01	10.99
% Reduction	—	41.7%	42.2%	42.2%
Capacity Charge	24,194,897.29	13,575,005.96	7,616,514.53	4,273,389.92
% Reduction	—	43.4%	43.9%	43.9%

During 2013, the Constitutional Court Ruling issued national roaming price regulation, extending the application of the objective value set for mobile termination rates to this service and imposing a value of 25.63 Colombian pesos per Mbyte for 2013, 19.36 Colombian pesos for 2014 and 13.09 Colombian pesos for 2015. The Resolution No. 4660 of 2014 established a different value for new entrant operators which obtained spectrum IMT for first time: Roaming for voice 12.55 Colombian pesos and roaming for SMS 2.24 Colombian pesos.

Prices and tariffs

The Technologies of Information and Communications Law, provides for free pricing system for communication service, unless there are market failures or quality problems. The regulation issued previously remained and applies to prices for calls from fixed to mobile (ceiling) that depends on changes in rates of mobile access, being the reason why during 2014 it was 124.87 Colombian pesos. In Resolutions No. 4002 and 4050 of 2012, the dominant operator was obliged to remove the differential charge in “on net” and “off net” calls, and for this reason the terms and conditions for adjusting the offer to consumers were dictated.

Regulation in quality and users’ protection

During 2013 the Commission established rules to protect users in matters such as international roaming services, and ordered providers to automatically compensate users, as of January 2014, for the blocking, suspension or disconnection of fixed services. For mobile services, the Commission ordered the automatic compensation (via minutes) for dropped calls. During 2014, the Commission established the removal of minimum stay terms for mobile services, and the selling of terminals and services by separated agreements from the first of July. In October 2014, rules regarding duration terms were modified in order to make the users’ right of termination the contract effective; also mobile subscription agreements were simplified, according to a model.

In terms of quality, the obligations to facilitate monitoring and controls are highlighted, which were imposed in Resolution No. 597 of 2014. This Resolution also allows the renewal of the permission to use the band spectrum on 850 and 1900 MHz (40 MHz), since it must ensure access to Systems Management, the storage of information and system´s updating. Likewise, the ICT Ministry established that, at the failure of the quality indicators and failure to service over an hour, the presentation of an improvement plan will be expected and then if failure to comply it, it can be ordered the restriction on marketing the service to the department or geographical area to which it belongs the affected locality.

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Television services

The Company pays the National Television Authority a periodic consideration for the license obtained in 2007 to offer television services, initially set as 10% of the gross revenues of the company for television services, reduced to 7% in 2010. Since 2012, it is based on a fixed value of 1,874.32 Colombian pesos per user, updated yearly to the consumer gross price index (IPC) and the number of registered users.

Competition law

The Colombian Competition Law is incorporated in the Law No. 155/59, Decree No. 2153/92 and Law No. 1340/09 on Restrictive Trade Practices. The Superintendent of Industry and Commerce is the Colombian competition authority.

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Peru

General regulatory framework

The provision of telecommunications services in Peru is governed by the Telecommunications Law and related regulations.

In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declares of public necessity: (i) the construction of the National Fiber Optic Backbone which will be entitled to the government to make possible the connectivity by the broad band, and; ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band. In addition, Law No. 29904 implies that operators of electric, transport and hydrocarbon infrastructure projects will have to install fiber optic that will be entitled to the State and will be given in concession to other telecommunication operators. Also establishes that a percentage of the capacity of the National Fiber Optic Backbone will be reserved for the Government to satisfy its necessities.

In November 2013, secondary legislation for developing Law No. 29904 was approved. On December 23, 2013 “Consorcio TV Azteca – Tendai” was awarded with the National Fiber Optic Backbone project.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Additionally, Telefónica del Perú, S.A.A. provides fixed electronic communications services in the whole country, pursuant to two concession agreements issued by the Transports and Communications Ministry on May 16, 1994. Both agreements will be in force during 20 years, and will be partially renewed for additional periods of 5 years up to a maximum of 20 years. To date, three partial renewals have been approved and thereunder the concession agreements have guaranteed its force until November 27, 2027. In December 2013, Telefónica del Perú, S.A.A. submitted to the Transport and Communications Ministry an application to renew its concessions to provide nationwide fixed telecommunications services, for five years more. The aforementioned proceeding is still pending. Additionally, Telefónica del Perú, S.A.A. has five mobile services concessions. This concession where before entitled to Telefónica Móviles, S.A., company absorbed by Telefónica del Perú, S.A.A. Three of them (two are intended to provide mobile service in Lima and Callao and the other for the rest of the country) were renewed in March 2013 for an additional 18 years and 10 months. The last mobile concession was awarded to Telefónica in October 2013.

Although the cable distribution broadcasting service concessions have expired, they are still valid while the renew proceedings are still pending.

Prices and tariffs

Tariffs for fixed telephony services must be approved by OSIPTEL (National Regulatory Authority) and in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation.

On October 17, 2013, OSIPTEL fixed in 0.0025 per second 0.1478 per minute the maximum rate applicable to local calls made from Telefónica del Perú S.A.A.’s fixed telephones to mobile networks for personal and trunked communications. This new rate is in force since October 30, 2013.

Interconnection

Mobile service providers are required, upon request, to interconnect with other concession holders. According to the principles of neutrality and non-discrimination contemplated in the Telecommunications Law, the conditions agreed upon in any interconnection agreement will apply to third parties in the event that those conditions are more beneficial than terms and conditions agreed upon separately. In Peru, the previously applicable MTR was reduced by 31.43% in October 2013.

Competition

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The general competition framework in Peru is based on the Legislative Decree No. 1034. This Law it is applied, in the telecommunication sector, by OSIPTEL. Law No. 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing mobile virtual network operators (MVNOs) and mobile rural infrastructure operators (MRIO). Mobile network operators must allow MVNOs access (when requested) to their elements and network services for a fee and should provide – through the MRIO network, upon request - public mobile services in rural areas as long as they do not own infrastructure deployed at these locations. Mobile network operators may have no legal or economic ties with MVNO accessing their network. Therefore, in principle, no Telefónica Group company could operate as a MVNO within its own network. Mobile network operators must offer MVNOs their wholesale services on terms no less favorable or discriminatory. The publication of the regulation of this Law is pending.

Ecuador

General legislative framework

On December 17, 2014 the National Assembly approved the new Telecommunications Act. The mentioned law was referred to the Executive for the Veto, and was sanctioned in February 2015. Finally, on February 18, 2015, the referred Telecommunication Act was published in the Official Journal and came into force on the same day.

The National Secretary of Telecommunications and the National Counsel of Telecommunications are the authorities enabled with respect to the regulations, and the Superintendence of Telecommunications with respect to the control of the application of such regulation. Nonetheless, when the new Organic Law of Telecommunications comes into force, there will be a single regulatory and control body: the Agency for the Regulation and Control of Telecommunications.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. In addition, on February 18, 2015, Telefónica Ecuador reached an agreement with the Ecuadorian government to purchase 2x25 MHz of spectrum in 1900 MHz band.

Otecel has a concession for providing fixed and mobile carrier services that expires in 2017, and can be renewed for an additional period of 15 years. The different licenses for providing added-value mobile services and Internet access services expire in 2021. Nowadays, this license has been renewed until June 2, 2021, and may be extended for 10 years more. When the concession for mobile services expires, the renewal of the enabling title or the concession of a new one are subject to a negotiation with the Government. Otherwise, assets assigned to the mobile services provision will revert to the State in exchange for a fee.

Prices and rates

The retail prices of voice services and Short Message Service (SMS) are regulated through established tariff ceilings that are incorporated in the Concession Agreement. The wholesale prices are not regulated; however, at the end of 2014 CONATEL (National Council of Telecommunications) issued the Rules of Procedure of Mobile Virtual Network Operators, and the Rules of Procedure of National Automatic Roaming which allow the intervention of the regulator in setting wholesale prices for MVNOs and the National Automatic Roaming, but this discretion has not been implemented yet.

Interconnection

There is free negotiation between the parties, but if there is not agreement, the SENATEL (National Secretary of Telecommunications) is able to issue a rule of interconnection, and set interconnection charges. This action has been happening. Likewise, it is important to mention that at this time there is the asymmetric interconnection charges for operators Advanced Field Service.

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Competition Law

The Antitrust Law was issued in 2011, which sets regulations about the prohibited practices of abuse of market power, collusive and unfair competition, procedures for investigating such practices, and the respective penalties. The Superintendence of Control of Market Power is the control authority, for this reason it can investigate and punish the prohibited practices. Also, it has been established a Regulation Board that has certain regulatory powers.

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Main concessions and licenses held by the Telefónica Group

Below it is included a list of concessions and licenses to use spectrum for mobile services in each country.

EUROPE	Frequency	Bandwidth (MHz)	Year of Exp. Date	Technology (6)(7)
Spain	800 MHz	20	2031(1)	4G
	900 MHz	29.6(2)	2030	2G/3G
	1800 MHz	40	2030	2G/4G
	2.1 GHz	29.6	2020(3)	3G
	1900 MHz (TDD)	5		t.b.d.
	2.6 GHz	40	2030	4G

UK	800 MHz	20	Indefinite(4)	4G
	900 MHz	34.8	Indefinite	2G/3G
	1800 MHz	11.6	Indefinite	2G
	1900 MHz (TDD)	5	Indefinite	t.b.d.
	2.1 GHz	20	Indefinite	3G

Germany	800 MHz	20	2025	4G
	900 MHz	20	2016(5)	2G
	1800 MHz	69.6	2016(5)	2G/4G
	1800 MHz	20	2025	2G/4G
	1900 MHz (TDD)	5	2025	t.b.d.
	1900 MHz (TDD)	5	2020	t.b.d.
	2000 MHz (TDD)	14.2	2025	t.b.d.
	2.1 GHz	39.6	2020	3G
	2.1 GHz	30	2025	3G
	2.6 GHz	60	2025	4G
	2.6 GHz (TDD)	20	2025	t.b.d

(1)	Digital Dividend availability has been postponed to April 1, 2015; license has been extended to April 24, 2031 (from December 31, 2030).
(2)	2x14.8 MHz from February 4, 2015, 2x13.8 MHz until then.
(3)	Expected extension until April 18, 2030.
(4)	Initial term 20 years.
(5)	On July 4, 2014, the German regulator decided that the new merged entity (resulting from the acquisition of E-Plus by Telefónica Deutschland) is obliged to return spectrum holdings (900 MHz/1800 MHz) by December 31, 2015 before the legal expiration date (December 31, 2016), if Telefónica Deutschland does not reacquire the frequencies during the 2015 auction.
(6)	In Europe, technology neutrality (allowing spectrum usage with any technology) is applicable to all spectrum bands in accordance with European Regulation. However, in Germany and Spain, licenses granted before 2010 (which have not been renewed yet) were associated to a concrete technology deployment; therefore a request must be made to the national regulator before implementing technology neutrality, who would carry out a review on market impact.
(7)	t.b.d (to be defined) is indicated when the technology is not defined yet.

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BRAZIL	Frequency	Bandwidth (MHz)	Year of Exp. Date	Technology (11)(12)
Brazil(10)	450 MHz	14	2027(1)	t.b.d.
	700 MHz	20	2029	4G
	850 MHz	25(2)	2020-2028(3)	2G/3G
	900 MHz	5(4)	2023(5)	2G
	1800 MHz	20(6)	2023(7)	2G/4G
	1900 MHz	10(8)	2022	2G
	2.1 GHz	30(9)	2023	3G
	2.5 GHz	40	2027	4G

(1)	SP State (towns with CN 13 to 19), MG and North East (AL, CE, PB, PE, PI, RN e SE).
(2)	Except regions 2’, 4’, 6’, 7’ and 10.
(3)	Regional licenses: expiration and renewal dates are dependent on the region. RJ was renewed in 2005 with expiration in 2020.
(4)	Only in regions 3, 4, 4’, 5, 6, 7, 8 and 9. Not in regions 1, 2, 2’, 5’, 6’, 7’ and 10.
(5)	MG Interior (4’) expiration date 2020. Rest of them will expire in 2023.
(6)	2x10 is the most common bandwidth, but could be higher in some regions (up to 50 MHz).
(7)	Expiration date of 2023, except for MG Interior (4’) which is 2020.
(8)	Only in regions 2’, 6’, 7’ and 10. These frequencies must be aligned within 2100 MHz band (3G) before December 2015.
(9)	Until now, regions 2’, 6’, 7’, and 10 have 2x10 MHz. Band alignment of 1900 MHz (Band L) within 2100 MHz will result on 2x15 MHz in all regions.
(10)	Telefónica Brazil owns high frequency spectrum in all the regions of Brazil; the same will happen with low frequency spectrum, once the 700 MHz frequency is operative. Until then, the operator holds spectrum in low frequencies spectrum in all regions of Brazil except in region 10 (Northeast of Brazil). Regional codes are included in Annex 1.
(11)	In Brazil, technology neutrality is applicable to all Telefónica spectrum holdings.
(12)	t.b.d (to be defined) is indicated when the technology is not defined yet.

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HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date	Technology (14)(15)
Argentina	850 MHz (AMBA)	30	Indefinite	2G/3G
	850 MHz (South)	25	Indefinite	2G/3G
	1900 MHz (AMBA)	20	Indefinite	2G
	1900 MHz (North)	50	Indefinite	2G/3G
	1900 MHz (South)	25	Indefinite	2G/3G
	1700 MHz/2100 MHz	20	2029(1)	4G

Chile	850 MHz	25	Indefinite	2G/3G
	1900 MHz	30	2032/2033(2)	2G/3G
	2.6 GHz	40	2043	4G

Colombia	850 MHz	25	2024	2G/3G
	1700 MHz/2100 MHz	30	2023	4G
	1900 MHz	15	2024	2G/3G
	1900 MHz	15	2021	2G/3G

Ecuador	850 MHz	25	2023	2G/3G
	1900 MHz	60	2023(3)	2G/3G/4G

Mexico(4)	850 MHz (Reg. 1, 2, 3, 4)	20	2025	3G
	850 MHz (Monterrey and surrounding area)	1.92	2025	3G
	1900 MHz (Reg. 1, 2 y 4)	40	2018/2030(5)	2G/4G
	1900 MHz (Reg. 3, 5, y7)	50	2018/2025/2030(6)	2G/3G/4G
	1900 MHz (Reg. 6)	50	2018/2030(7)	2G/3G/4G
	1900 MHz (Mexico city)	60	2018/2030(8)	2G/3G/4G
	1900 MHz (Reg. 8)	30	2018/2025	2G/3G/4G
	1700 MHz/2100 MHz (Reg. 2, 3, 4, 6, 7, 9)	10	2030(9)	4G

Peru	450 MHz	10	2028	2G
	850 MHz	25	2030(10)	2G/3G
	900 MHz (Lima & Callao)	10	2028(11)	t.b.d.
	900 MHz (Rest of provinces)	16	2018(11)	t.b.d.
	1700 MHz/2100 MHz	40	2033	4G
	1900 MHz (Lima & Callao)	25	2028	2G/3G
	1900 MHz (Rest of provinces)	25	2018	2G

Uruguay	850 MHz	25	2024	2G/3G
	1900 MHz	20	2022/2024(12)	2G/3G
	1900 MHz	40	2033	3G/4G

Venezuela	850 MHz	25	2022	2G/3G
	1900 MHz	50	2022	2G/3G
	1700 MHz/2100 MHz	20	2029	4G
	2600 MHz	40	2029	4G

Costa Rica	850 MHz	10.6	2026	3G
	1800 MHz	30	2026	2G/4G
	2.1 GHz	20	2026	3G

El Salvador	850 MHz	25	2018	2G/3G
	1900 MHz	30	2021	2G/3G

Guatemala	1900 MHz	80	2034	2G/3G/4G

Nicaragua	700 MHz	40	2023	4G
	850 MHz	25	2023	2G/3G
	1900 MHz	60	2023	2G/3G
	1700 MHz/2100 MHz	40	2023	4G

Panama	700 MHz	20	2036	4G
	850 MHz	25	2036(13)	2G/3G
	1900 MHz	20	2036(13)	2G/3G

(1)	License will expire 15 years after the date it was granted (December 2, 2014). During the auction process additional 700 MHz (bandwidth 20 MHz) was obtained. TMA is waiting for the formal license.
(2)	2x10 MHz will expire in November 2032 (Band D [1885-1890 y 1965-1970] and band E [1865-1870 y 1945-1950]); rest (2x5) in April 2033 (band F [1890-1895 y 1970-1975]).
(3)	On February 18, 2015 obtained 2x25 MHz.
(4)	Two different licenses, one expires in 2018, the other expires in 2030.
(5)	2x15 MHz expires in 2018; 2x5 MHz in 2030.
(6)	2x5 MHz expires in 2018; 2x10 MHz expires in 2025; 2x10 MHz expires in 2030.
(7)	2x15 MHz expires in 2018; 2x10 MHz expires in 2030.
(8)	2x15 MHz expires in 2018; 2x15 MHz expires in 2030.
(9)	2x5 MHz expires in 2018; 2x10 MHz expires in 2025.
(10)	Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
(11)	Freq. 900 MHz not yet ready for use.
(12)	2x5 MHz expires in 2022; 2x5 MHz in 2024.
(13)	Renewal agreement reached in February 2014
(14)	In Telefónica Hispanoamérica, technology neutrality is applicable to all Telefónica spectrum holdings.
(15)	t.b.d (to be defined) is indicated when the technology is not defined yet.

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Besides the spectrum assets included in the above table, Telefónica owns other assets of spectrum used for other services. Specifically, Telefónica has spectrum in the 3.5 GHz band in the following countries: Germany, Spain, Argentina, Chile and Peru.

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ANNEX 1

BRAZIL’S SPECTRUM PORTFOLIO: MEANING OF THE STATES, REGIONS AND SECTORS ACRONYMS
Acronym	State
AC	Acre
AL	Alagoas
AP	Amapá
AM	Amazonas
BA	Bahia
CE	Ceara
DF	Distrito Federal
ES	Espírito Santo
GO	Goiás
MA	Maranhão
MT	Mato Grosso
MS	Mato Grosso do Sul
MG	Minas Gerais
PA	Pará
PB	Paraíba
PR	Paraná
PE	Pernambuco
PI	Piauí
RJ	Rio de Janeiro
RN	Rio Grande do Norte
RS	Rio Grande do Sul
RO	Rondônia
RR	Roraima
SC	Santa Catarina
SP	São Paulo
SE	Sergipe
TO	Tocantins

Regions	States & towns included in the regions
1	SP (Cityl)
2	SP (Interior)
2’	SP - towns of sector 33 of the GPLG
3	RJ y ES
4	MG
4’	MG - towns of sector 3 of the GPLG
5	PR y SC
5’	PR - towns of sector 20 of the GPLG
6	RS
6’	RS - towns of sector 30 of the GPLG
7	AC, DF, GO, MS, MT, RO y TO
7’	GO - towns of sector 25 of the GPLG
8	AM, AP, MA, PA y RR
9	BA y SE
10	AL, CE, PB, PE, PI y RN

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Sectors	GPLG - general plan of the licenses granted (geographic areas that correspond to the sectors)
1	RJ
2	MG - except towns included in sector 3
3	MG - towns of Araporã, Araújo, Campina Verde, Campo Florido, Campos Altos, Canálopis, Capinópolis, Carmo do Paranaíba, Carneirinhos, Centralina, Comendador Gomes, Conceição das Alagoas, Córrego Danta, Cruzeiro da Fortaleza, Delta, Frutal, Gurinhatã, Ibiraci, Igaratinga, Iguatama, Indianópolis, Ipiaçú, Itapagipe, Ituiutaba, Iturama, Lagamar, Lagoa Formosa, Lagoa Grande, Limeira D’Oeste, Luz, Maravilhas, Moema, Monte Alegre de Minas, Monte Santo de Minas, Nova Ponte, Nova Serrana, Papagaios, Pará de Minas, Patos de Minas, Pedrinópolis, Pequi, Perdigão, Pirajuba, Pitangui, Planura, Prata, Presidente Olegário, Rio Paranaíba, Santa Juliana, Santa Vitória, São Francisco de Sales, São José da Varginha, Tupaciguara, Uberaba, Uberlândia, União de Minas & Vazante
4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR – except towns included of sector 20
20	PR – towns of Londrina and Tamarana
21	MS – except the town integranting of sector 22
22	MS – town of Paranaíba
23	MT
24	TO y GO – except towns included in sector 25
25	GO – towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS – towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP – except towns included in sector 33
33	SP – towns of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra

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ANNEX 2

Mexico spectrum portofolio: meaning of the region numbers
Region 1	Baja California: Baja California, Baja California Sur, Sonora (San Luis Río Colorado).
Region 2	Sinaloa, Sonora (excluding San Luis Río Colorado).
Region 3	Chihuahua, Durango, Coahuila de Zaragoza (Torreón, San Pedro, Matamoros, Francisco I. Madero, Viesca).
Region 4	Nuevo León, Tamaulipas, Coahuila de Zaragoza (excluding municipalties of the North Region).
Region 5	Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche.
Region 6	Jalisco (excluding municipalties of the Central Region), Michoacán de Ocampo, Nayarit, Colima.
Region 7	Guanajuato, San Luis Potosí, Zacatecas, Querétaro de Arteaga, Aguascalientes, Jalisco (Lagos de Moreno, Encarnación de Díaz, Teocaltiche, Ojuelos de Jalisco, Colotlán, Villa Hidalgo, Mezquitic, Huejuquilla el Alto, Huejúcar, Villa Guerrero, Bolaños, Santa María de los Ángeles).
Region 8	Veracruz-Llave, Puebla, Oaxaca, Guerrero, Tlaxcala.
Region 9	State of México, Distrito Federal, Hidalgo, Morelos.

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2014 Consolidated Management Report1

Business model

The Telefónica Group is one of the world´s leading mobile and fixed communications services providers. Its strategy is to become a leader in the new digital world and transform the possibilities it brings into reality.

Telefonica’s aim is to reinforce its position as an active player in the digital world capable of seizing all the opportunities afforded by its global scale and its industrial and strategic alliances.

On February 26, 2014, the Board of Directors of Telefónica, S.A. approved the implementation of a new organizational structure focused on clients and which incorporates the digital offering as the main focus of commercial policies. The structure gives greater visibility to local operators, bringing them closer to the corporate decision-making center, simplifying the Group’s global structure and strengthening cross-cutting areas to improve flexibility and agility in decision making.

From January 1, 2014 on, and due to the implementation of this new organizational structure, the Group’s structure is composed of Telefónica Spain, Telefónica Brazil, Telefónica Germany, Telefónica United Kingdom and Telefónica Hispanoamérica (comprised of our consolidated subsidiaries in Argentina, Chile, Peru, Colombia, Mexico, Venezuela & Central America, Ecuador and Uruguay). These segments include the information related to wireline, wireless, DSL, TV, and other digital services provided in each country or countries. Any services not specifically included in these new segments are part of “Other companies and eliminations”.

The Telefónica Group’s strategy aims to:

•	Improve the customer experience in order to continue increasing accesses.

•	Lead growth:

•	Drive forward the penetration of smart phones in all markets in order to raise the growth rate of mobile data by monetizing their increasingly widespread use.

•	Defend our competitive positioning, and leverage our customer knowledge.

•	Develop the growth opportunities that have arisen in an increasingly digital context, such as media, financial services, cloud, security, advertising, M2M, e-Health, etc.

•	Capture the opportunity in the business segment.

•	Continue working on the transformation of the Group’s operating model:

•	Increase the modernization of networks in markets where we operate through technological advances and the acquisition of spectrum.

•	Maximize the benefits of economies of scale to increase efficiency.

•	Simplify the operative model.

•	Reduce legacy cost, especially legacy network costs.

In addition, Telefónica maintains an industrial alliance with China Unicom. Furthermore, in order to potentially unlock the value of Telefónica’s scale, the “Partners” program was created in 2011, and now includes five operators (Bouygues, Etisalat, Sunrise, Megafon and O2 CZ). The Telefónica Partners Program is an initiative that makes available to selected operators and under commercial terms a host of services that

[1]	This Management Report has been prepared taking into consideration the “Guidelines on the preparation of annual corporate governance reports for listed companies” published by the CNMV in July 2013.

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allows partners to leverage on Telefónica’s scale and to cooperate on key business topics (digital services, roaming, services to multinationals, procurement, devices, etc.).

Moreover Telefónica’s portfolio was restructured in 2014 through the acquisition of E-Plus by Telefónica Deutschland to form the leading operator in Germany in terms of number of wireless customers. Telefónica is also in the process of acquiring GVT through Telefónica Brazil, subject to regulatory approval, and negotiating the sale of its business in the United Kingdom.

Other information

Non-controlling interests can be divided into two groups. Firstly, subsidiaries listed in a regulated market, such as Telefónica Brasil or Telefónica Deutschland, where minority shareholdings are widely dispersed and in respect of which Telefónica protects minority interests by complying with the regulations of the related market. Secondly, subsidiaries with a main minority shareholder, with whom agreements are entered into in order to guarantee the protection of such shareholder’s rights and, in certain cases (such as Colombia Telecomunicaciones) where there are also specific commitments resulting from corporate transactions (see Note 21.b).

The Telefónica Group’s Spanish companies have adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2014 included payment periods of up to 60 days, according to the terms agreed between the parties. For efficiency purposes, the Telefónica Group’s companies in Spain have agreed payment schedules with suppliers, whereby payments are made on set days of each month. Payments to Spanish suppliers in 2014 and 2013 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues. According to such criteria, the average payment period to suppliers of the Telefónica Group’s companies in Spain in 2014, according to our best estimates, amounted to 51 days.

The Company has a governance system, which applies to Telefónica’s entire structure. Pursuant to the Company’s commitment to its shareholders, the Board of Directors, supported by its Committees, manages the Company’s business in accordance with the corporate governance rules laid down primarily in the Corporate By-laws, in the Regulation of the General Shareholders’ Meeting, and in the Regulation of the Board of Directors.

Telefónica’s Board of Directors consists of 18 directors and is responsible for overseeing and controlling the Company’s activity. It has sole powers regarding general strategy and policies on corporate governance, corporate social responsibility, remuneration of the Board and senior management, shareholder remuneration, and strategic investments.

In order to strengthen the corporate governance of the Company, the Board of Directors of Telefónica, S.A. has eight committees (including the Executive Commission) which are charged with examining and overseeing areas of particular relevance. Pursuant to its regulation, the Board also confers responsibility for day-to-day management of the businesses to Telefónica’s executive bodies (primarily through the Executive Committee) and management team.

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Financial Results

2014 highlights

The Group’s total accesses rose 5.5% during 2014 to 341 million at December 31, 2014, including the additional accesses it gained following the purchase of the E-Plus Group in Germany. Excluding the E-Plus Group accesses from 2014 results and accesses from Telefónica Czech Republic and Telefónica Ireland from 2013 results, the increase would have been 2.0%. There was high commercial activity focus on high value customers which resulted in the growth of the contract mobile segment (“smartphones” and LTE), fiber and pay TV. The volume of fiber accesses also grew, reaching 1.8 million at December 31, 2014. Notably, accesses in Telefónica Hispanoamérica (39% of the Group’s total), increased by 2.5%, and accesses in Telefónica Brazil (28% of the Group’s total) increased by 3.0% in 2014.

The evolution of foreign exchange rates impacted negatively our 2014 consolidated financial results, in particular the depreciation of the Argentine peso, Brazilian real and the implicit depreciation of the Venezuelan bolivar.

In its 2014 consolidated financial statements, Telefónica used the exchange rate of the Venezuelan bolívar set at the previously denominated SICAD II, (set at 49,988 Venezuelan bolívar fuerte per U.S. dollar in the last auction), for the purpose of translating the transactions, cash flows and balances related to the investments in Venezuela. The Company has decided to take such exchange rate as a reference, as it considers it to be the most representative among the available exchange rates as of such date, for the monetary translation of the accounting figures of cash flows and balances.

Accordingly, we estimate that the foreign exchange rate effect and the hyperinflations in Venezuela reduce our revenues and OIBDA in 2014 by 12.1 percentage points and 13.1 percentage points, respectively.

Revenues totaled 50,377 million euros in 2014, down 11.7% compared to 2013, mainly affected by exchange rate differences and the effect of hyperinflation in Venezuela, which reduced year-on-year growth by 12.1 percentage points. Additionally, this decrease was also affected by changes in the composition of the Group (-2.1 p.p.), in particular the sales of Telefónica Czech Republic and Telefónica Ireland and by the acquisition of the E-Plus Group. Excluding these impacts, revenues would have increased by 2.6% year-on-year mainly due to the performance of Telefónica Hispanoamérica, where revenues from mobile data and digital services increased. In order to make comparisons excluding the impact of changes to the scope of consolidation caused by the sales of Telefónica Czech Republic and Telefónica Ireland and the acquisition of E-plus Group, we have excluded the contribution of such entities to revenues in both 2013 and 2014.

The structure of revenues reflects the Company’s business diversification. Despite the impact of exchange rates mentioned above, the segments that were the largest contributors to our revenues in 2014 were Telefónica Hispanoamérica, representing 26.1% (-3.4 p.p. compared to 2013), Telefónica Spain, representing 23.9% (+1.2 p.p. compared to 2013), Telefónica Brazil, representing 22.3% (+0.9 p.p. compared to 2013), Telefónica United Kingdom, representing 14.0% (+2.3 p.p. compared to 2013) and Telefónica Germany, representing 11.0% (+2.3 p.p. compared to 2013).

OIBDA reached 15,515 million euros for the year ended December 31, 2014, a fall of 18.7%, mainly due to:

•	the effect of exchange rates and hyperinflation in Venezuela (-13.1 p.p.)

•	changes to the scope of consolidation (-3.5 p.p.) as a result of the exclusion of Telefónica Czech Republic and Telefónica Ireland, and the inclusion of the E-Plus Group

•	recognition in 2014 of expenditure mainly on the global restructuring program, in accordance with the simplification initiatives that the Group is implementing to meet its targets, totaling 652 million euros (670 million euros excluding exchange rate effects), accounting for a reduction of 3.5 percentage points

•	a higher sale value of non-strategic towers in 2014 compared to 2013 (196 million euros in 2014, mainly in Telefónica Spain, in the amount of 191 million euros, compared to 111 million euros in 2013 accounted for mainly by Telefónica Spain (70 million euros), Telefónica Brazil (29 million euros) and Telefónica Hispanoamérica (11 million euros, in Mexico, Chile and Colombia). This effect accounts for an addition of 0.5 percentage points of OIBDA growth

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•	the impact of the sale of companies in 2013, chiefly the sale agreements for Telefónica Ireland (16 million euros) and Telefónica Czech Republic (176 million euros: +1 p.p.), and the sale of Hispasat (21 million euros; -0.1 p.p).

Excluding these effects, OIBDA would have increased by 0.2% in 2014 compared to 2013. The OIBDA margin was 30.8% for 2014, down 2.6 percentage points compared to 2013 in reported terms.

The below table shows the evolution of accesses over the past three years.

ACCESSES

Thousands of accesses	2012	2013	2014	% Var 12/13	% Var 13/14
Fixed telephony accesses (1) (2) (3)	40,002.6	39,338.5	36,830.0	(1.7%)	(6.4%)
Internet and data accesses	19,402.6	19,102.0	18,151.7	(1.5%)	(5.0%)
Narrowband	653.2	510.8	373.1	(21.8%)	(27.0%)
Broadband (4)	18,596.2	18,447.8	17,668.5	(0.8%)	(4.2%)
Other (5)	153.1	143.4	110.1	(6.3%)	(23.3%)
Mobile accesses	247,346.9	254,717.2	274,458.0	3.0%	7.8%
Prepay (6) (7)	165,821.9	165,557.0	175,720.4	(0.2%)	6.1%
Contract	81,525.0	89,160.3	98,737.6	9.4%	10.7%
Pay TV (8)	3,336.2	3,602.2	5,087.2	8.0%	41.2%
Unbundled loops	3,308.8	3,833.4	4,087.3	15.9%	6.6%
Shared ULL	183.5	130.6	94.1	(28.9%)	(27.9%)
Full ULL	3,125.3	3,702.9	3,993.3	18.5%	7.8%
Wholesale ADSL	845.4	866.9	750.1	2.5%	(13.5%)
Other	1,577.1	1,658.2	1,684.1	5.1%	1.6%
Final Clients Accesses	310,088.3	316,759.9	334,526.9	2.2%	5.6%
Wholesale Accesses	5,731.3	6,358.5	6,521.6	10.9%	2.6%

Total Accesses	315,819.6	323,118.4	341,048.5	2.3%	5.5%

Notes:

—Telefónica	Czech Republic accesses are de-consolidated from the first quarter of 2014, Telefónica Ireland accesses are de-consolidated from the third quarter of 2014 and E-Plus accesses are consolidated from the fourth quarter of 2014.

—Telefónica	Spain mobile accesses include since 2013 the accesses of Tuenti; in 2012 they have been restated with the same criteria.

(1)	RTB (includes public use telephony) x1; Basic Access RDSI x1; Primarily Access RDSI; Digital Access 2/6 x30. Includes internal use. Includes “fixed wireless” voice accesses. Includes Voice over IP and Naked DSL.
(2)	In the first quarter of 2014, 45 thousands inactive “fixed wireless” accesses were disconnected in Mexico.
(3)	In the second quarter of 2014, fixed clients includes 50 thousands additional fixed wireless clients in Peru.
(4)	Includes DSL, satellite, optic fiber, cable modem and broadband circuits.
(5)	Rest of retail non broadband circuits.
(6)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.
(7)	In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America.
(8)	In the second quarter of 2014, pay TV accesses include a 131 thousand “TV Mini” clients in Spain.

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The chart below shows the evolution of accesses by region over the past three years.

Accesses by region (millions)

The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.

Mobile accesses totaled 274.5 million in 2014, increasing 7.8% compared to 2013 (a 2.2% increase excluding accesses from the E-Plus Group in 2014 and from Telefónica Czech Republic and in Telefónica Ireland in 2013), driven by the E-Plus Group acquisition and strong growth in the contract segment (+10.7%), which represented 36% of total mobile accesses in 2014 (+1 p.p. year-on-year). Notably, Telefónica Spain has increased its contract segment in 2014 in 77 thousand new accesses (excluding the impact of the disconnection of 569 thousand inactive M2M accesses in the first three months of 2014), a positive number for the first time since 2011.

Smartphone accesses maintained a strong growth rate (up 39.0% at December 31, 2014 compared to December 31, 2013), totaling 90.4 million accesses and reaching a penetration rate over total accesses of 35% (+8 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.

Fixed broadband accesses stood at 17.7 million at December 31, 2014, a decrease of 4.2% year-on-year (+0.8% excluding accesses from Telefónica Czech Republic in 2013). Fiber accesses stood at 1.8 million at December 31, 2014 (a 111.8% increase compared to December 31, 2013).

TV accesses totaled 5.1 million at December 31, 2014, up 41.2% year-on-year (47.6% excluding accesses from Telefónica Czech Republic in 2013). Net adds (new additions to the customer base), excluding accesses from Telefónica Czech Republic, reached 1.6 million in the year.

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Telefónica’s customer base includes the consumer and business segments, and therefore is not affected by customer concentration risk.

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2014 Consolidated results

The below table shows our consolidated results of operations for the past three years.

	Year ended December 31						Percent Change
	2012		2013		2014		2013 vs 2012		2014 vs 2013
Millions of Euros	Total	% of revenues	Total	% of revenues	Total	% of revenues	Total	%	Total	%
Revenues	62,356	100.0%	57,061	100.0%	50,377	100.0%	(5,295)	(8.5%)	(6,684)	(11.7%)
Other income	2,323	3.7%	1,693	3.0%	1,707	(3.4%)	(630)	(27.1%)	14	0.9%
Supplies	(18,074)	(29.0%)	(17,041)	(29.9%)	(15,182)	(30.1%)	1,033	(5.7%)	1,859	(10.9%)
Personnel expenses	(8,569)	(13.7%)	(7,208)	(12.6%)	(7,098)	(14.1%)	1,361	(15.9%)	110	(1.5%)
Other expenses	(16,805)	(27.0%)	(15,428)	(27.0%)	(14,289)	(28.4%)	1,377	(8.2%)	1,139	(7.4%)
Operating income before depreciation and amortization (OIBDA)	21,231	34.0%	19,077	33.4%	15,515	30.8%	(2,154)	(10.1%)	(3,562)	(18.7%)
Depreciation and amortization	(10,433)	(16.7%)	(9,627)	(16.9%)	(8,548)	(17.0%)	806	(7.7%)	1,079	(11.2%)
Operating income	10,798	17.3%	9,450	16.6%	6,967	13.8%	(1,348)	(12.5%)	(2,483)	(26.3%)
Share of loss of investments accounted for by the equity method	(1,275)	(2.0%)	(304)	(0.5%)	(510)	(1.0%)	971	(76.2%)	(206)	68.2%
Net financial expense	(3,659)	(5.9%)	(2,866)	(5.0%)	(2,822)	(5.6%)	793	(21.7%)	44	(1.6%)
Corporate income tax	(1,461)	(2.3%)	(1,311)	(2.3%)	(383)	(0.8%)	150	(10.3%)	928	(70.8%)
Profit for the year	4,403	7.1%	4,969	8.7%	3,252	6.5%	566	12.9%	(1,717)	(34.6%)
Non-controlling interests	(475)	(0.8%)	(376)	(0.7%)	(251)	(0.5%)	99	(20.8%)	125	(33.2%)
Profit for the year attributable to equity holders of the parent	3,928	6.3%	4,593	8.0%	3,001	6.0%	665	16.9%	(1,592)	(34.7%)

Year ended December 31, 2014 compared with year ended December 31, 2013

The evolution of foreign exchange rates impacted negatively in 2014 financial results, in particular the depreciation of the Argentine peso, Brazilian real and the implicit depreciation of the Venezuelan bolívar.

In the 2014 consolidated financial statements, Telefónica will use the exchange rate of the Venezuelan bolívar set at the previously denominated SICAD II (set at 50 Venezuelan bolívar fuerte per dollar in the last auction), for the purpose of translating the transactions, cash flows and balances related to the investments in Venezuela. The Company has decided to take such exchange rate as a reference, as it considers it to be the most representative among the available exchange rates as of such date, for the monetary translation of the accounting figures of cash flows and balances.

Accordingly, we estimate that the foreign exchange rate affect and hyperinflation in Venezuela, reduce revenue and OIBDA in 2014 by 12.1 percentage points and 13.1 percentage points, respectively.

Year-on-year comparisons of the Group’s earnings have also been affected by the acquisition and consolidation of the results of the E-Plus Group since October 1, 2014 and the sale and deconsolidation of the results of Telefónica Czech Republic (deconsolidated as of January, 2014) and Telefónica Ireland (deconsolidated as of July, 2014). Overall, these changes to the scope of consolidation explain 2.1 percentage points of the year-on-year decrease in revenues and 3.5 percentage points of the year-on-year decrease in OIBDA.

Revenues totaled 50,377 million euros in 2014, decreasing 11.7% compared to 2013, mainly affected by exchange rate differences and the effect of hyperinflation in Venezuela, which caused a 12.1 percentage points reduction in year-on-year growth. Additionally, revenues were also affected by changes to the scope of consolidation (-2.1 p.p.), chiefly the sales of Telefónica Czech Republic and Telefónica Ireland and the

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acquisition of E-Plus. Excluding these impacts, revenues would have increased by 2.6% year-on-year mainly due to the performance of Telefónica Hispanoamérica, where revenues from mobile data and digital services increased. In order to make comparisons excluding the impact of changes to the scope of consolidation caused by the sales of Telefónica Czech Republic and Telefónica Ireland and the acquisition of the E-Plus Group, we have excluded the contribution of such entities to revenues in both 2013 and 2014.

The structure of revenues reflects Telefónica’s business diversification. Despite the impact of exchange rates, as mentioned above, Telefónica Hispanoamércia was the larger contributor to our revenues in 2014, representing 26.1% (-3.4 p.p. compared to 2013). The other segments showed a positive evolution compared to 2013: Telefónica Spain, representing 23.9% (+1.2 p.p. compared to 2013), Telefónica Brazil, representing 22.3% (+0.9 p.p. compared to 2013), Telefónica United Kingdom, representing 14.0% (+2.3 p.p. compared to 2013) and Telefónica Germany, representing 11,0% (+2.3 p.p. compared to 2013).

Mobile data revenues fell by 5.2% in reported terms affected mainly by exchange rate differences and the effect of hyperinflation in Venezuela. Excluding exchange rate differences and the effect of hyperinflation in Venezuela (which accounted for 14.3 p.p. of the year-on-year fall) and changes to the scope of consolidation (which accounted for 0.5 p.p. of the year-on-year fall), revenues from mobile data would have increased by 9.9%. Mobile data revenues accounted for 41% of mobile service revenues in such year, up 3.1 percentage points compared to 2013. Revenue from non-SMS data showed a solid growth of 6.7% in reported terms and (+23.9% excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela (+16.8 p.p.) and changes to the scope of consolidation (-0.1 p.p.)), and accounted for 73% of total data revenue during the year in reported terms (+8.1 p.p. year-on-year).

Other income in 2014 mainly included own work capitalized in our fixed assets, profit from the sale of other assets, and the sale of non-strategic towers of Telefónica Spain, Telefónica Brazil and Telefónica Hispanoamérica.

In 2014, other income increased mainly due to the sale of non-strategic towers (with an impact on OIBDA of 196 million euros), primarily in Telefónica Spain (191 million euros), extraordinary sales of real estate in Telefónica Spain (41 million euros) and recognition of capital gains on the sale of assets belonging to the fixed business in Telefónica United Kingdom once the conditions stipulated in the relevant sales agreement had been met (49 million euros).

Other income in 2013 consisted mainly of the sale of non-strategic towers of Telefónica Brazil, Telefónica Hispanoamérica and Telefónica Spain (113 million euros in other income and 111 million euros in OIBDA), capital gains on the sale of assets belonging to the fixed business of Telefónica United Kingdom (83 million euros), and capital gains on the assets sale of Telefónica Germany (76 million euros), capital gains on the sale of Hispasat (21 million euros).

Total expenses: in 2014 (which include supply costs, personnel costs and other expenses (principally external services and taxes), amounting to 36,569 million euros, down by 7.8% compared to 2013, mainly due to:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-11.3 p.p.),

•	changes to the scope of consolidation (-1.4 p.p.) caused by the sales of Telefónica Czech Republic and Telefónica Ireland and the acquisition of the E-Plus Group,

•	the impact of the sale agreements of Telefónica Ireland and Telefónica Czech Republic (-0.5 p.p.) in 2013, and

•	the recognition in 2014 of expenditures mainly on the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets, totaling 652 million euros (670 million euros excluding exchange rate effects), accounting for 1.7 percentage points.

Excluding these impacts, total expenses would have increased by 3.9% in 2014 compared to 2013, mainly due to higher commercial expenditures and outlays on networks and systems.

•

Supplies amounted to 15,182 million euros in 2014, down 10.9% against 2013, mainly due to exchange rate differences and the effect of hyperinflation in Venezuela, which decreased supplies expenses by 8.6 percentage points. The year-on-year change was also affected by changes to the scope of consolidation (due to the sales of Telefónica Czech Republic and Telefónica Ireland and

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from the acquisition of the E-Plus Group, resulting in a 1.9 percentage points decrease. Excluding these effects, supplies expenses would have fallen by 0.5% as the result of lower mobile interconnection costs, which more than offset the higher equipment costs of handsets and TV content.

•	Personnel expenses totaled 7,098 million euros in 2014, down 1.5% compared to 2013, mainly affected by exchange rate differences and the effect of hyperinflation in Venezuela, (-12.1 p.p.) and changes to the scope of consolidation (-2.4 p.p.) which were mostly offset by the expenditures on the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets (+8.1 p.p.). Excluding these impacts, personnel costs rose by 5.2% in 2014 compared to 2013 due to higher prices in some countries.

The average headcount in 2014 was 120,497 employees, down 7.2% compared to 2013 due mainly to the changes in the scope of consolidation (-2.2% excluding changes to the scope of consolidation).

•	Other expenses amounted to 14,289 million euros in 2014, down 7.4% as compared to 2013 mainly caused by exchange rate differences and the effect of hyperinflation in Venezuela (-13.9 p.p.). The year-on-year variation was also affected by the impact of value adjustments in the sales of Telefónica Ireland and Telefónica Czech Republic (-1.2 p.p.), changes to the scope of consolidation by the sales of Telefónica Czech Republic and Telefónica Ireland, and the acquisition of the E-Plus Group (-0.5 p.p.) and the recognition of integration costs in Telefónica Germany (+0.6 p.p.). Excluding these impacts, other expenses would have increased by 8.1% due to higher commercial costs, higher network costs produced by larger volumes of data traffic and greater outlays on modernization of the network.

OIBDA reached 15,515 million euros for the year ended December 31, 2014, a fall of 18.7%, mainly due to:

•	the effect of exchange rates and hyperinflation in Venezuela (-13.1 p.p.),

•	changes to the scope of consolidation (-3.5 p.p.) following the exclusion of Telefónica Czech Republic and Telefónica Ireland and the inclusion of the E-Plus Group,

•	recognition in 2014 of expenditure mainly on the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets, totaling 652 million euros (670 million euros at the exchange rate used to calculate 2013 results), accounting a decrease of 3.5 percentage points,

•	the impact of the sale of companies in 2013, chiefly the sale agreements for Telefónica Ireland (16 million euros) and Telefónica Czech Republic (176 million euros) (+1 p.p.), and the sale of Hispasat (21 million euros; -0.1 p.p); and

•	a higher sale value of non-strategic towers in 2014 compared to 2013 (196 million euros in 2014, mainly in Telefónica Spain (191 million euros), and 111 million euros in 2013, mainly in Telefónica Spain (70 million euros), Telefónica Brazil (29 million euros) and Telefónica Hispanoamérica (11 million euros, in Mexico, Chile and Colombia)). This effect accounts for 0.5 percentage points of OIBDA growth.

Excluding these effects, OIBDA in 2014 would have increased by 0.2% compared to 2013. The OIBDA margin was 30.8% for 2014, down 2.6 percentage points year-on-year in reported terms.

By region, Telefónica Spain contributed most to the Group’s consolidated OIBDA, accounting for 36.6% of the total (+3.3 p.p. compared to 2013), Telefónica Hispanoamérica accounted for 26.2% (-2.8 p.p. compared to 2013), Telefónica Brazil accounted for 22.8% (+2.2 p.p. compared to 2013), Telefónica United Kingdom accounted for 11.2% (+2.7 p.p. compared to 2013) and Telefónica Germany accounted for 4.7% (-2.1 p.p. compared to 2013).

Depreciation and amortization amounted to 8,548 million euros in 2014, a decline of 11.2% compared to 2013, due to lower depreciation of fixed assets, mainly in Brazil. The total depreciation and amortization

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charges arising from purchase price allocation processes amounted to 708 million euros for the year (-17.3% year-on-year).

Operating income (OI) in 2014 totaled 6,967 million euros, down 26.3% compared to 2013, mainly affected by exchange rate differences and the effect of hyperinflation (-18.8 p.p.), recognition in 2014 of expenditure mainly on the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets (-7.1 p.p.), changes to the scope of consolidation (-4.9 p.p.), consisting of the sale of Telefónica Czech Republic and Telefónica Ireland and the acquisition of the E-Plus Group, and additionally affected by the value adjustment of companies in 2013 (+1.7 p.p.). Additionally, the year-on-year variation was affected by higher sales of non-strategic towers in 2014 as compared to 2013 (+0.9 p.p.). Excluding these effects, operating income would have increased by 1.9% year-on-year.

The share of profit (loss) of investments accounted for by the equity method for the year was a loss of 510 million euros (a loss of 304 million euros in 2013), mainly due to valuation adjustments of Telco, S.p.A. at Telecom Italia, S.p.A. This, along with the contribution to the year’s results, had a negative impact of 464 million euros (a loss of 267 million euros in 2013).

Net financial expense amounted to 2,822 million euros in 2014 (-1.6% year-on-year), and includes 293 million euros due to net negative foreign exchange differences primarily as a result of the Company’s decision to adopt the SICAD II exchange rate of the Venezuelan bolivar. Excluding this effect, net financial expenses fell 8.2% year-on-year, mainly due to a 9.1% reduction in the average debt, placing the effective cost of debt over the last twelve months at 5.40%, 6 basis points higher than in December 2013. The greater weight of debt in Latin American currencies and repayment and maturity of cheap debt in euros increases the average cost in 47 basis points, while the lower rates in Latin America and Europe reduce it in 41 basis points.

Corporate income tax totaled 383 million euros in 2014 on a pre-tax income of 3,635 million euros, implying an effective tax rate of 10.5%, 10.3 percentage points lower year on year. This was mainly due to the effect of a review of deferred taxes in Brazil following a change to legislation during the second quarter of 2014, and to a larger recognition of tax credits in Colombia.

Profit attributable to non-controlling interests reduced net profit by 251 million euros in 2014, 33.2% less than in 2013, mainly due to the effect of a review of deferred taxes in Brazil following a change to legislation in 2014, and to a larger recognition of tax credits.

As a result of the foregoing, consolidated net profit for 2014 was 3,001 million euros (down by 34.7% year on year).

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Year ended December 31, 2013 compared with year ended December 31, 2012

The main metrics in the income statement were negatively affected in 2013 by exchange rate fluctuations, mainly due to the devaluation of the Venezuelan bolivar and the depreciations of the Brazilian reais and the Argentine peso against the euro. Exchange rates reduced year-on-year revenue and OIBDA growth in 2013 by 7.5 percentage points.

In addition, the Telefónica Group deconsolidated the results from the Atento Group as of the end of November 2012 (following the disposal of the Atento Group during the fourth quarter of 2012), therefore affecting year-on-year comparisons of Telefónica’s reported financial results.

Revenues in 2013 totaled 57,061 million euros, decreasing 8.5% in reported terms, mainly affected by the exchange rate differences and the effect of hyperinflation in Venezuela which reduced year-on-year growth by 7.5 percentage points. Additionally, revenues were affected by changes in the consolidation perimeter especially the deconsolidation of the Atento group (-1.7 p.p.). Excluding these impacts, revenue in 2013 would have increased by 0.7% year-on-year.

The structure of revenues reflects the Company’s diversification and despite the above-mentioned exchange rate impact, Telefónica Hispanoamérica accounted for 29.5% of total revenues in 2013 (+2.7 p.p. compared with 2012). Telefónica United Kingdom accounted for 11.7% (+0.4 p.p. compared with 2012), Telefónica Brazil accounted for 21.4% of the total (-0.4 p.p. compared with 2012) and Telefónica Spain accounted for 22.7% (-1.3 p.p. compared with 2012).

Mobile data revenues decreased 0.7% in reported terms. Excluding the impact of exchange rate differences and the effect of the hyperinflation in Venezuela, mobile data revenues would have increased 9.3%. These revenues accounted for 37% of mobile service revenues in 2013, a 3 percentage points growth compared with 2012. Especially noteworthy is the growth in non-SMS data revenues (+11.2% in reported terms and +22.2% excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela), which accounted for 64% of total data revenues in the year in reported terms (+7 p.p. year-on-year).

Other income: mainly includes own work capitalized in our fixed assets, the profit from the sale of other assets, and the disposal of non-strategic towers of Telefónica Brazil, Telefónica Hispanoamérica and Telefónica Spain. The lower level of sales of non-strategic towers compared to 2012 is the main driver for the decrease in other income, decreasing to 1,693 million euros in 2013 from 2,323 million euros in 2012.

Other income in 2013 consisted mainly of the sale of non-strategic towers in Telefónica Brazil, Telefónica Hispanoamérica and Telefónica Spain (113 million euros in other income and 111million euros in OIBDA), the capital gain from the disposal of the assets of the fixed business of Telefónica United Kingdom (83 million euros), the capital gain from the sale of assets in Telefónica Germany (76 million euros) and the capital gain from the sale of the stake in Hispasat (21 million euros).

In 2012 other income was mainly comprised of income from the sale of non-strategic towers in Telefónica Brazil, Telefónica Hispanoamérica and Telefónica Spain (659 million euros in other income and 643 million euros in OIBDA), the gain from the sale of applications (39 million euros), and the capital gains from the sale of the Atento group (61 million euros), of Rumbo (27 million euros) and the partial sale of Hispasat (26 million euros).

Total expenses, which include supplies, personnel expenses and other expenses (primarily external services and taxes) amounted to 39,678 million euros in 2013. This represented an 8.7% decrease year-on-year in reported terms, which was primarily due to:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-7.3 p.p.);

•	changes in the consolidation perimeter caused by the disposal of Atento and Rumbo (-1.9 p.p.);

•	value adjustments and loss on sale of companies in 2013 and 2012:

•	the impact of losses on the sale of companies in 2013, (totaling 192 million euros), primarily from the sale agreements to Telefónica Ireland and Telefónica Czech Republic (+0.4 p.p.);

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•	the impact of value adjustments and loss on sale of companies in 2012, which totaled an amount of 624 million euros, primarily from the sale of part of our stake in China Unicom and a value adjustment of Telefónica Ireland (-1.4 p.p.); and

•	a contractual change in the commercial model for selling handsets in Telefónica Chile as a result of which we began from September 2012, to record all of the costs of handsets sold immediately rather than capitalizing such costs and depreciating them over the life of the contract (+0.4 p.p.).

Excluding the aforementioned items, total expenses grew 1.2% in 2013 compared with 2012, mainly as a result of the greater commercial activity in Telefónica Brazil and Telefónica Hispanoamérica, focused on capturing high-value customers.

•	Supplies stood at 17,041 million euros in 2013, falling 5.7% with respect to 2012, affected to a large degree by exchange rate differences and the effect of hyperinflation in Venezuela, which reduced this item by 7.3 percentage points. Additionally, the year-on-year change is affected by changes in the consolidation perimeter (-1.4 p.p.) and by the contractual change in the commercial model for selling handsets in Chile discussed above (+0.9 p.p.). Excluding both effects, expenses grew 2%, as a result of the greater commercial activity in Telefónica Brazil and Telefónica Hispanoamérica, both in the mobile segment, due to an increase in the weighting of smartphone sales, and in the fixed business, mainly pay TV, which offset the decline in equipment costs of operators in Europe and the lower termination costs at the group level.

•	Personnel expenses totaled 7,208 million euros and fell by 15.9% with respect to 2012, mainly affected by the exchange rate differences and the effect of hyperinflation in Venezuela (-6.2 p.p.) and changes in the consolidation perimeter (-13.6 p.p.). Excluding both effects personnel expenses increased by 4% due to the negative impact of inflation in certain Latin American countries, which more than offset declines reported by Telefónica Spain, Telefónica Czech Republic and Telefónica United Kingdom due to savings from workforce restructuring programs. This item also reflects restructuring expenses amounting to 156 million euros in 2013 compared to 67 million euros in 2012.

The average headcount in 2013 was 129,893 employees, 3.9% lower than the average in 2012, excluding the impact of the deconsolidation of Atento.

•	Other expenses amounted to 15,428 million euros, falling 8.2%, mainly affected by the impact of exchange rate differences and the effect of hyperinflation in Venezuela (-8 p.p.). In addition, it was also affected by above-mentioned value adjustment in companies in 2012 and 2013 (-2.6 p.p.), expenses associated with the sale of non-strategic towers (-0.1 p.p.) and changes in the consolidation perimeter (+3.5 p.p.). Excluding these effects this item fell 1.1%, explained by the lower costs of operators in Europe, mainly in commercial expenses, systems and networks, due to the efficiency measures carried out especially in Telefónica Spain, which involved simplification of processes, distribution channels and call centers redefinition, internalization of activities, savings from the restructuring plan and temporary cancelation of the corporate contribution to pension plans.

OIBDA reached 19,077 million euros, showing a decline of 10.1%, mainly affected by:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-7.5 p.p.);

•	the lower amount of non-strategic towers sold in 2013 compared to 2012 (-2.5 p.p.);

•	changes in the consolidation perimeter mainly caused by the disposal of Atento (-1.0 p.p.);

•	the contractual change in the commercial model for selling handsets in Chile (-0.8 p.p.);

•	value adjustments of companies in 2013 and 2012:

•	the impact of the sale of companies mainly the disposal of Telefónica Ireland and Telefónica Czech Republic in 2013 (-1.3 p.p.); and

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•	the impact of value adjustments and loss on sale of companies in 2012 totaled 624 million euros, primarily from the sale of part of our stake in China Unicom and a value adjustment of Telefónica Ireland (+2.9 p.p.); and

Excluding the aforementioned items, OIBDA for 2013 would have been stable versus the prior year. OIBDA margin was 33.4% in 2013, down 0.6 percentage points year-on-year in reported terms.

By region, Telefónica Spain, accounted for 33.2% of consolidated OIBDA in 2013 (+1 p.p. compared to 2012), while Telefónica Hispanoamérica accounted for 29.0% (+0.8 p.p. compared to 2012) and Telefónica Brazil accounted for 20.7% (-3.7 p.p. compared to 2012).

Depreciation and amortization in 2013 (9,627 million euros) registered a year-on-year drop of 7.7%, mainly due to the exchange rate effects and the sale of the Atento Group, Telefónica Ireland and Telefónica Czech Republic. The depreciation and amortization charges arising from purchase price allocation processes amounted to 856 million euros during 2013 (-11.1% year-on-year).

Operating income in 2013 totaled 9,450 million euros, decreasing 12.5% year-on-year, mainly affected by exchange rate differences and the effect of hyperinflation in Venezuela (-9.6 p.p.). Additionally the year-on-year change was due to the lower amount of non-strategic towers sold in 2013 as compared to 2012 (-4.9 p.p.), changes in the consolidation perimeter (-1.5 p.p.), the contractual change in the commercial model for selling handsets in Chile in 2012 (-0.9 p.p.), sales of companies (-0.1 p.p.) and the value adjustment of companies in 2013 and 2012 (+4.9 p.p.). Excluding these impacts operating income would have fallen 0.5% year-on-year.

Share of profit (loss) of investments accounted for by the equity method was a loss of 304 million euros in 2013 compared with a loss of 1,275 million euros in 2012 and was affected by adjustments to the value of the stake of Telco, S.p.A. in Telecom Italia, S.p.A and the contribution to results in the year, resulting in a negative impact on “Share of loss of investments accounted for by the equity method” of 267 million euros and 1,277 million euros, respectively.

Net financial expense amounted to 2,866 million euros in 2013, 21.7% lower than in 2012, of which 111 million euros were due to net negative foreign exchange differences. Excluding this effect, net financial expenses fell 11.8% year-on-year, mainly due to an 11.4% reduction in the average debt. The effective cost of debt over the last twelve months, excluding exchange rate differences was 5.34%, 3 basis points below December 2012, with savings from management improvements over the gross cost of debt in euros offsetting the impact on the effective cost from the fact that most of the reduction has been in euros (with below average costs).

Corporate income tax in 2013 stood at 1,311 million euros, on a pre-tax income of 6,280 million euros, implying an effective tax rate of 20.9%, 4.0 percentage points lower year-on-year. This is mainly due to the recognition in 2012 of the tax assessments in Spain.

Profit attributable to non-controlling interests reduced 2013 net profit by 376 million euros and was down 20.7% year-on-year, mainly as a result of the lower profit attributed to minority interests in Telefónica Brazil, affected by the exchange rate.

As a result of the performance of the above items, profit for the period in 2013 was 4,593 million euros (16.9% higher year-on-year).

Segment results

Some of the figures in the table below are compared at a constant exchange rate in order to analyze yearly performance excluding the effect of exchange rate variation. For certain of the financial results discussed below, comparison has been made using the previous year’s average exchange rate to convert the figure and by excluding the consideration of Venezuela as a hyperinflationary economy. In these cases a comment of “excluding foreign exchange rate effect” or “excluding foreign exchange rate effect and the consideration of Venezuela as a hyperinflationary economy” (or similar wording) has been indicated.

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Some figures discussed further below have been compared in local currency (LC), taking the financial magnitudes in the relevant local currency as they were registered in the corresponding periods.

							% YoY 12/13		% YoY 13/14
Millions of euros	2012	% Total	2013	% Total	2014	% Total	Reported	Ex fx (*)	Reported	Ex fx (*)
Revenues	62,356		57,061		50,377		(8.5%)	(1.0%)	(11.7%)	0.4%
Telefonica Spain	14,996	24.0%	12,959	22.7%	12,023	23.9%	(13.6%)	(13.6%)	(7.2%)	(7.2%)
Telefonica United Kingdom	7,042	11.3%	6,692	11.7%	7,062	14.0%	(5.0%)	(0.5%)	5.5%	0.2%
Telefonica Germany	5,213	8.4%	4,914	8.6%	5,522	11.0%	(5.7%)	(5.7%)	12.4%	12.4%
Telefonica Brazil	13,618	21.8%	12,217	21.4%	11,231	22.3%	(10.3%)	2.2%	(8.1%)	0.5%
Telefonica Hispanoamérica	16,741	26.8%	16,855	29.5%	13,155	26.1%	0.7%	16.1%	(22.0%)	14.6%
OIBDA	21,231		19,077		15,515		(10.1%)	(2.6%)	(18.7%)	(5.7%)
Telefonica Spain	6,815	32.1%	6,340	33.2%	5,671	36.6%	(7.0%)	(7.0%)	(10.6%)	(10.6%)
Telefonica United Kingdom	1,602	7.5%	1,637	8.6%	1,744	11.2%	2.2%	7.0%	6.5%	1.1%
Telefonica Germany	1,351	6.4%	1,308	6.9%	733	4.7%	(3.2%)	(3.2%)	(44.0%)	(44.0%)
Telefonica Brazil	5,161	24.3%	3,940	20.7%	3,543	22.8%	(23.7%)	(13.0%)	(10.1%)	(1.7%)
Telefonica Hispanoamérica	5,983	28.2%	5,531	29.0%	4,068	26.2%	(7.6%)	8.6%	(26.5%)	14.2%
OIBDA Margin	34.0%		33.4%		30.8%
Telefonica Spain	45.4%		48.9%		47.2%
Telefonica United Kingdom	22.7%		24.5%		24.7%
Telefonica Germany	25.9%		26.6%		13.3%
Telefonica Brazil	37.9%		32.3%		31.5%
Telefonica Hispanoamérica	35.7%		32.8%		30.9%
Operating Income (OI)	10,798		9,450		6,967		(12.5%)	(2.8%)	(26.3%)	(7.5%)
Telefonica Spain	4,752	44.0%	4,437	46.9%	3,866	55.5%	(6.6%)	(6.6%)	(12.9%)	(12.9%)
Telefonica United Kingdom	607	5.6%	621	6.6%	623	8.9%	2.3%	7.2%	0.3%	(4.7%)
Telefonica Germany	118	1.1%	77	0.8%	-(693)	(9.9%)	(35.4%)	(35.4%)	n.m.	n.m.
Telefonica Brazil	2,843	26.3%	1,831	19.4%	1,781	25.6%	(35.6%)	(26.6%)	(2.7%)	6.3%
Telefonica Hispanoamérica	3,221	29.8%	3,007	31.8%	2,034	29.2%	(6.6%)	16.8%	(32.4%)	20.9%
Profit for the year attributable to equity holders of the parent	3,928		4,593		3,001

(*)	Excludes exchange rate effects and hyperinflation in Venezuela.

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Revenues and OIBDA contribution by country

We include below certain charts showing the revenues and OIBDA contribution by main countries, and segments, to total consolidated Group revenues and OIBDA for 2012, 2013 and 2014. By way of explanation, total Group revenues and OIBDA are 100% in each year, and in each country or region the percentage represents its contribution to the total Group.

As the preceding charts show, the Telefónica Group has high geographic diversification. Telefónica Spain and Telefónica Brazil are the largest single contributors to Group revenue and OIBDA, followed by the United Kingdom, Germany, Argentina, Peru, Mexico and Venezuela and Central America.

Together, these countries accounted for 91.1% of OIBDA and 88.3% of Group revenues in 2014 (89.5% of OIBDA and 85.4% of revenues in 2013 and 89.5% of OIBDA and 84.3% of revenues in 2012, respectively).

Beginning in 2013 we present figures of Venezuela and Central America together, and figures for previous years have been revised accordingly.

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Contribution to Growth by Country

In the charts included below, we show the contribution to revenue and OIBDA year-on-year growth of our segments and the main countries where we operate for 2013 and 2014, excluding foreign exchange rate effects and the effect of hyperinflation in Venezuela. For example, in the chart relating to our revenues for 2014, the drop of -1.7% of Telefónica Spain means that Telefónica Spain’s drop in revenues caused a 1.7 percentage points year-on-year decrease in total consolidated revenues in 2014, and the addition of all countries’ contributions shown in the chart equals the total Group revenues increase in 2014 (+0.4% in 2014), excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela.

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The below tables show the evolution of Telefónica´s estimated mobile and DSL accesses market share over the past three years:

Evolution of competitive position

	Mobile Market Share (1)
Telefónica	2012	2013	2014
Spain	36.2%	33.9%	31.2%
United Kingdom	26.6%	26.5%	26.9%
Germany (2)	16.7%	16.9%	36.9%
Brazil	29.1%	28.6%	28.4%
Argentina	29.7%	31.4%	31.3%
Chile	38.8%	38.7%	39.4%
Peru	60.0%	59.7%	55.2%
Colombia	21.6%	24.0%	23.5%
Venezuela	32.9%	32.0%	33.7%
Mexico	19.2%	18.5%	20.8%
Central America	29,7%	31.8%	31.5%
Ecuador	29.3%	32.6%	27.9%
Uruguay	37.4%	35.8%	34.4%

(1)	Company estimation.
(2)	Germany in 2014 includes E-Plus.

Evolution of competitive position

	DSL Market Share (1)
Telefónica	2012	2013	2014
Spain	48.8%	47.4%	45.1%
Brazil	18.8%	16.3%	16.4%
Argentina	30.9%	30.5%	30.3%
Chile	41.2%	40.2%	39.8%
Colombia	18.1%	18.7%	18.8%

(1)	Company estimation.

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Segments Discussion

TELEFÓNICA SPAIN

The below table shows the evolution of accesses in Telefónica Spain over the past three years.

ACCESSES

Thousands of accesses	2012	2013	2014	% YoY 12/13	% YoY 13/14

Fixed telephony accesses (1)	11,723.0	11,089.8	10,447.8	(5.4%)	(5.8%)
Naked ADSL	25.0	22.8	21.3	(9.1%)	(6.6%)
Internet and data accesses	5,779.3	5,899.0	5,928.7	2.1%	0.5%
Narrowband	54.0	38.5	30.9	(28.7%)	(19.6%)
Broadband (2)	5,709.3	5,846.8	5,885.9	2.4%	0.7%
Other (3)	16.0	13.7	11.9	(14.2%)	(13.7%)
Mobile accesses	20,608.7	19,002.1	17,575.4	(7.8%)	(7.5%)
Prepay	5,180.5	4,262.7	3,328.1	(17.7%)	(21.9%)
Contract (4)	15,428.2	14,739.3	14,247.3	(4.5%)	(3.3%)
Pay TV (5)	710.7	672.7	1,884.7	(5.4%)	180.2%
WLR (6)	481.2	525.8	570.6	9.3%	8.5%
Unbundled loops	3,262.0	3,787.1	4,087.3	16.1%	7.9%
Shared ULL	183.5	130.6	94.1	(28.9%)	(27.9%)
Full ULL (7)	3,078.5	3,656.5	3,993.3	18.8%	9.2%
Wholesale ADSL	652.3	676.8	707.8	3.8%	4.6%
Other (8)	0.5	0.4	0.3	(23.9%)	(28.5%)
Final Clients Accesses	38,821.7	36,663.6	35,836.7	(5.6%)	(2.3%)
Wholesale Accesses	4,396.0	4,990.1	5,366.0	13.5%	7.5%

Total Accesses	43,217.8	41,653.6	41,202.7	(3.6%)	(1.1%)

Notes:

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 digital access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3)	Leased lines.
(4)	In the first quarter of 2014, 569 thousand M2M inactive accesses were disconnected.
(5)	Since the second quarter of 2014, Pay TV accesses include 131 thousand “TV Mini” customers.
(6)	Wholesale Line Rental.
(7)	Includes naked shared loops.
(8)	Wholesale circuits.

The results of Telefónica Spain in 2014 indicated a turnaround point in the transformation of the company, showing a gradual improvement in revenues that allows the increase in the sustainability of the business model and to commit to the future growth in a more favorable macroeconomic and competitive environment.

By the end of 2014 the Company became a leader of the pay TV market with 1.9 million customers (almost three times higher than in 2013), more than 1 million 100 Mb fiber customers (doubling the figure for 2013) and a mobile contract base showing positive net adds at year-end for the first time since 2011 (excluding the disconnection of 569 thousand M2M accesses during the first quarter of the year).

Telefónica Spain improved its commercial offer throughout the year, offering extra value to the customer. Notably, it launched “Movistar Fusión TV” in April as part of the convergent “Fusión” portfolio, increased the volume of its mobile data and the flexibility to purchase content bundles during the third quarter and launched “Movistar Series” in December, an “a la carta” and multiscreen TV service offering certain TV series, for 7 euros a month (including VAT), just one day after their premiers in the United States. In addition, it improved its mobile-only contract offering by launching the new “VIVE” portfolio in October, which was renewed in February 2015, increasing data volume and introducing new value-added services.

Telefónica Spain had 41.2 million accesses at the end of December 2014, down 1% year-on-year, mainly due to the disconnection of 569 thousand inactive M2M mobile contract accesses in the first quarter of the year.

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“Movistar Fusión” with a customer base of 3.7 million and 1.4 million additional mobile lines, maintained solid year-on-year growth (+27% compared to 2013) and increased its penetration (73% of fixed broadband customer base and 57% of mobile contract customer base in the consumer segment). At the same time, higher value offers (fiber and TV) continued to attract customers. As a result, 21% of Movistar Fusión customers had 100 Mb fiber speed (+8 p.p. year-on-year) and 45% have IPTV (+31 p.p. year-on-year).

By year-end, fiber accesses totaled 1.3 million (more than doubling the figure for 2013) and accounted for 22% of the broadband customer base, and customers with 100 Mb fiber speed, who have higher ARPU (currently a 10 euros price premium) and lower churn (0.5 times) compared with DSL customers, exceeded one million.

The intense pace of fiber deployment reached 10.3 million premises passed at the end of the year.

Pay TV accesses reached 1.9 million (almost three times higher than in December 2013), reflecting the strong adoption of “Movistar TV”, a key aspect of the new bundle offer with quality content and innovative functionality, making Telefónica the leading pay TV operator.

Total mobile accesses stood at 17.6 million, down 8% compared with year-end 2013, affected by the disconnection of 569 thousand inactive M2M mobile contract accesses in the first quarter of the year.

The contract base added 77 thousand net additions in 2014 (excluding the impact of the disconnection of 569 thousand inactive M2M mobile contract accesses), growing for the first time since 2011 (+0.5% year-on-year), mainly driven by churn reduction (-0.2 p.p. year-on-year), with a lower loss of customers due to portability (-30% year-on-year), and the growth of gross additions (+10% year-on-year).

Smartphone penetration stood at 61% of the mobile voice base (+10 p.p. compared to year-end 2013) and significantly boosted data traffic growth to 28% year-on-year in 2014. LTE network rollout continued to progress well and coverage reached 58% of the population at the end of 2014.

CONSOLIDATED RESULTS

Millions of euros TELEFÓNICA SPAIN	2012	2013	2014	% YoY 12/13		% YoY 13/14
Revenues	14,996	12,959	12,023	(13.6%)		(7.2%)
Wireless Business	6,464	5,121	4,556	(20.8%)		(11.0%)
Mobile service revenues	5,453	4,580	3,888	(16.0%)		(15.1%)
Wireline Business	9,541	8,861	8,543	(7.1%)		(3.6%)
OIBDA	6,815	6,340	5,671	(7.0%)		(10.6%)
OIBDA Margin	45.4%	48.9%	47.2%	3.5	p.p.	(1.8	p.p.)
Depreciation and amortization	(2,063)	(1,903)	(1,805)	(7.7%)		(5.1%)
Operating Income (OI)	4,752	4,437	3,866	(6.6%)		(12.9%)
CapEx	1,692	1,529	1,732	(9.6%)		13.3%
OpCF (OIBDA - CapEx)	5,123	4,811	3,939	(6.1%)		(18.1%)

2014 Results

Revenues totaled 12,023 million euros in 2014 (-7.2% year-on-year).We consider revenue breakdown to be increasingly less relevant given the high penetration level of our convergent offer. However, we continue to report revenue separately for information purposes. Fixed business revenues fell 3.6% year-on-year in 2014, due to lower access and voice revenues, partially offset by higher broadband and new services revenues, mainly TV and IT. Mobile business revenues fell 11.0% year-on-year in 2014 due to the decline in mobile accesses and the 10.1% drop in ARPU, impacted by lower prices in the new tariff portfolio.

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Mobile ARPU is becoming less representative of the Group’s business performance, owing to its significant dependence on the allocation of revenue in convergent offers. In 2014 mobile ARPU declined by 10.1% year-on-year, impacted by lower prices in the new tariff portfolio.

TELEFÓNICA SPAIN	2012	2013	2014	% YoY 12/13		% YoY 13/14
Voice Traffic (Million minutes)	36,382	34,428	35,600	(5.4%)		3.4%
ARPU (EUR) (1)	20.6	17.7	15.9	(14.3%)		(10.1%)
Prepay	8.8	7.3	6.2	(17.8%)		(14.5%)
Contract (2)	28.6	24.0	20.6	(16.2%)		(14.2%)
Data ARPU (EUR) (1)	6.5	6.8	7.0	4.4%		3.6%
% non-SMS over data revenues	85.2%	92.1%	95.0%	7.0	p.p.	2.8	p.p.

Notes:

(1)	Impacted by the disconnection of 569 thousand inactive M2M accesses in the first quarter of 2014.
(2)	Excludes M2M.

Total expenses, which include supplies, personnel expenses and other expenses (mainly subcontract expenses and others) but do not include depreciation and amortization expenses, amounted to 6,987 million euros in 2014, down 1.1% year-on-year, reflecting the control of costs and the transformation efficiency initiatives implemented several years ago. The breakdown by components is as follows:

•	Supplies (2,592 million euros) increased 4.2% year-on-year in 2014, mainly reflecting higher spending on handsets and TV content.

•	Personnel expenses (2,139 million euros) increased 1.2% year-on-year in 2014, primarily due to the end of the redundancy program in 2013 and the Company’s contribution to its pension plan in July 2014, following its temporary freeze from April 2013 to July 2014. At December 31, 2014, Telefónica Spain’s headcount totaled 30,020 employees compared to 29,764 at December 31, 2013.

•	Other expenses (2,256 million euros) fell by 8.5% year-on-year in 2014, reflecting the savings resulting from the simplification processes, redefinition of distribution channels and in-sourcing of activities, which more than offset the expenses related to the increased commercial effort in advertising and handset sales.

OIBDA amounted to 5,671 million euros in 2014 (-10.6% year-on-year), affected by the drop in revenues despite the higher commercial effort by Telefónica Spain to capture the growth and value opportunity in the market. Excluding the sale of non-strategic towers for 70 million euros in 2013 and 191 million in 2014, OIBDA fell 12.6% year-on-year in 2014.

2013 Results

In 2013 revenues stood at 12,959 million euros (-13.6% year-on-year), partly affected by the sharp drop in revenues from handset sales (-46.4% year-on-year) due to the removal of subsidies in March 2012.

•	Excluding handset sales, revenues in 2013 amounted to 12,417 million euros (-11.2% year-on-year). Excluding the impact of regulation (which imposed interconnection and roaming), these revenues would have fallen 9.6% year-on-year.

•	Revenues from the fixed business fell 7.1% year-on-year in 2013, due to lower access and voice revenues, primarily driven by the loss of accesses, and lower broadband and new service revenues, reflecting the negative performance of broadband ARPU, and affected by the migration of customers to the new tariffs.

•	Mobile revenues fell by 20.8% year-on-year in 2013. Mobile service revenue declined by 16.0% year-on-year in 2013 explained by ARPU decline.

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2014 Consolidated Financial Statements

•	Telefónica Spain revenue reduction is mainly due to ARPU reductions across services reflecting lower prices of the renewed portfolio and lower customers consumption, and also, as a consequence of declines in accesses (-4% year-on-year), as a consequence of the high competitive pressure in the market.

ARPU decreased 14.3% year-on-year in 2013, affected by the 60% cut in the mobile termination rate since July 1, in addition to the cuts implemented in April 2013 (-13%) and October 2012 (-8%). The drop in ARPU also reflects lower prices of the new tariff portfolio and lower customer usage. However, it is worth noting that the ARPU of individual services is less representative following the launch of “Movistar Fusión”, as it is affected by the defined allocation of convergent product revenues between the fixed and mobile businesses.

Total expenses, which include supplies, personnel expenses and other expenses (mainly subcontract expenses and others) but do not include depreciation and amortization expenses, amounted to 7,064 million euros in 2013, 18.2% less than in 2012, mainly due to a reduction in commercial costs, mainly as a result of the elimination of handset subsidies and other savings arising from the various efficiency improvement programs. The breakdown by components is as follows:

•	Supplies declined 23.9% year-on-year in 2013 to 2,486 million euros, mainly due to lower handset costs as a consequence of the new commercial policy and lower mobile interconnection costs.

•	Personnel expenses amounted to 2,113 million euros in 2013, down 6.1% year-on-year as a result of the savings derived from the redundancy program and from the temporary removal of Telefónica Spain’s contribution to the pension plan beginning in April 2013. At December 31, 2013, Telefónica Spain’s headcount totaled 29,764 employees, compared to 31,434 at December 31, 2012.

•	Other expenses amounted to 2,464 million euros in 2013, down by 20.9% compared to 2012 due to lower commercial expenses and the savings from Telefónica Spain’s simplification process, as well as the redefinition of the distribution channel and call centers and the in-sourcing of activities.

OIBDA stood at 6,340 million euros in 2013, showing a year-on-year decline of 7.0%. The OIBDA decrease is explained by the revenue decrease, partially offset by costs reduction, especially the continued reduction in commercial costs after the handset subsidy removal policy, and other savings arising from several efficiency programs (such as simplification of processes, distribution channel and call centers redefinition, internalization of activities, savings from the restructuring personnel plan and temporary cancelation of the corporate contribution to pension plans).

Excluding the sale of non-strategic towers for 60 million euros in 2012 and 70 million euros in 2013, OIBDA decreased by 7.2%.

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TELEFÓNICA UNITED KINGDOM

ACCESSES

Thousands of accesses	2012	2013	2014	% YoY 12/13	% YoY 13/14

Fixed telephony accesses (1)	377.4	208.2	228.0	(44.8%)	9.5%
Internet and data accesses	560.1	14.8	19.2	(97.4%)	29.8%
Broadband	560.1	14.8	19.2	(97.4%)	29.8%
Mobile accesses	22,864.2	23,649.0	24,479.1	3.4%	3.5%
Prepay	10,962.9	10,764.7	10,761.2	(1.8%)	(0.0%)
Contract	11,901.3	12,884.3	13,717.9	8.3%	6.5%
Final Clients Accesses	23,801.7	23,872.0	24,726.4	0.3%	3.6%
Wholesale Accesses (2)	40.5	31.6	—	(22.1%)	—

Total Accesses	23,842.2	23,903.6	24,726.4	0.3%	3.4%

Notes:

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 digital access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	From the first quarter of 2014, the company stopped offering a wholesale service.

Telefónica and the Hutchison Whampoa Group agreed to commence exclusive negotiations for a possible Whampoa Group purchase of Telefonica’s business in the United Kingdom, O2 UK, on January 23, 2015.

Total accesses were 24.7 million at year-end 2014 (+3.4% year-on-year). Mobile accesses increased by 3.5% year-on-year to 24.5 million by year-end 2014, boosted by the continued expansion of contract customers and a stable pre-pay segment. In this way, the proportion of contract customers rose 2 percentage points year-on-year to account for 56% of total mobile accesses. Contract net additions totaled 0.8 million customers in 2014 as a result of good performance, despite fierce competition. Contract customer churn improved by 0.1 percentage points year-on-year in 2014 to 1.0%. Smartphone penetration (as a percentage of mobile internet data tariff over total mobile customers) rose by 3 percentage points with respect to year-end, to 52%.

Telefónica United Kingdom continues the deployment of its LTE network, reaching 58% outdoor coverage at year end, and keeps focusing on offering a positive network experience to 4Q customers.

CONSOLIDATED RESULTS

Millions of euros				%YoY 12/13				%YoY 13/14
TELEFÓNICA UNITED KINGDOM	2012	2013	2014	€		LC		€		LC
Revenues	7,042	6,692	7,062	(5.0%)		(0.5%)		5.5%		0.2%
Mobile service revenues	6,060	5,461	5,397	(9.9%)		(5.7%)		(1.2%)		(6.2%)
OIBDA	1,602	1,637	1,744	2.2%		7.0%		6.5%		1.1%
OIBDA Margin	22.7%	24.5%	24.7%	1.7	p.p.	1.7	p.p.	0.2	p.p.	0.2	p.p.
Depreciation and amortization	(995)	(1,016)	(1,121)	2.1%		6.9%		10.3%		4.7%
Operating Income (OI)	607	621	623	2.3%		7.2%		0.3%		(4.7%)
CapEx	748	1,385	755	85.3%		94.0%		(45.5%)		(48.3%)
OpCF (OIBDA-CapEx)	854	252	989	(70.5%)		(69.1%)		n.m.		n.m.

2014 Results

Total revenues in 2014 increased 5.5% year-on-year to 7,062 million euros in reported terms (+0.2% year-on-year excluding foreign exchange rate effects).

•

Mobile service revenues reached 5,397 million euros, down 1.2% year-on-year in reported terms (-6.2% excluding foreign exchange rate effects), negatively affected by the “Refresh” model, mobile termination rate cuts and roaming regulation. Excluding the impacts of, mobile termination

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2014 Consolidated Financial Statements

rate cuts, (+0.4 p.p.), roaming regulation (+0.5 p.p.) and the new commercial model “Refresh” (+6.5 p.p.), mobile service revenues would have increased by 1.3% year-on-year as a result of the growth in mobile accesses and price stabilization. The “Refresh” model translates into more revenue from handset sales (even where the number of units sold are not increased), since handset sales are fully recognized upfront.

•	Non-SMS data revenues rose 23.9% year-on-year (+17.6% year-on-year excluding foreign exchange rate effects), accounting for 57.9% of data revenues (+8.0 p.p. year-on-year).

•	Data revenue recorded an increase of 1.5% year-on-year in 2014. Data revenue in 2014 accounted for 57% of mobile service revenue, 4 percentage points more than 2013.

ARPU fell by 3.9% year-on-year in 2014 (-8.8% excluding the effect of foreign exchange rates), adversely affected by the “Refresh” model. Excluding the effect of regulation and the “Refresh” model (+7.2 p.p.), ARPU would have decreased by 1.6% year-on-year. Voice ARPU fell 12.5% in reported terms (-16.9% excluding the effect of foreign exchange rates). Data ARPU increased by 3.6% in reported terms (-1.6% year-on-year excluding the effect of foreign exchange rates).

TELEFÓNICA UNITED KINGDOM	2012	2013	2014	% YoY LC 12/13		% YoY LC 13/14
Voice Traffic (Million minutes)	48,250	48,479	49,096	0.5%		1.3%
ARPU (EUR)	22.5	19.6	18.8	(8.8%)		(8.8%)
Prepay	9.6	7.7	7.3	(16.0%)		(9.3%)
Contract (1)	40.3	35.0	33.1	(9.1%)		(10.1%)
Data ARPU (EUR)	11.4	10.4	10.8	(4.5%)		(1.6%)
% non-SMS over data revenues	46.8%	50.0%	57.9%	3.2	p.p.	8.0	p.p.

Notes:

(1)	Excludes M2M.

Mobile voice traffic in 2014 remained stable compared to 2013, while data traffic increased by 72%, driven by higher penetration of smartphones and higher usage per customer.

Total expenses were 5,502 million euros in 2014, up by 4.7% year-on-year in reported terms, impacted by the foreign exchange rate in 5.3 percentage points. Excluding this impact, expenses would have decreased by 0.6%. The breakdown by components is as follows:

•	Supplies increased by 3.4% year-on-year in 2014 in reported terms to 3,520 million euros, (impacted by the foreign exchange rate +5.2 p.p.). Excluding this impact, supplies would have decreased by 1.8%, mainly due to lower interconnection costs.

•	Personnel expenses were down by 15.3% year-on-year in 2014, amounting to 460 million euros, impacted by the exchange rate (+4.3 p.p.). Excluding this impact, personnel costs would have been down by 19.6%, as a result of the outsourcing of the customer service facility. Personnel expenses were also affected by restructuring costs (5 million euros in 2014 and 48 million euros in 2013).

•	Other expenses were 1,521 million euros in 2014, a 16.1% year-on-year increase in reported terms, with an exchange rate impact of 5.9 percentage points. Excluding this impact, other expenses would have increased by 10.3% as a result of the outsourcing of the customer service facility.

OIBDA totaled 1,744 million euros, up by 6.5% in reported terms (+1.1% excluding the foreign exchange rate impact), due to higher revenues and cost control partially offset by the negative contribution of the “Refresh” model.

2013 Results

Total revenues amounted 6,692 million euros in 2013, down 5.0% year-on-year in reported terms (-0.5% excluding exchange rate differences) reflecting the disposal of the fixed consumer business as well as the

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“Refresh” model contribution (+5.8 p.p. in 2013). The “Refresh” model translates into more revenue from handset sales (even where the number of units sold do not increase), since handset sales are fully recognized upfront.

•	Mobile service revenues in 2013 totaled 5,461 million euros, a decrease of 9.9% year-on-year in reported terms (-5.7% excluding the impact of exchange rate differences) negatively affected by the “Refresh” model, mobile termination rate cuts and roaming regulation. Excluding the impact of mobile termination rate cuts (+2.4 p.p.) and roaming regulation (+0.6 p.p.), as well as the impact of the “Refresh model” (+1.3 p.p.), the mobile service revenues would have decreased 1.3% year-on-year due to the pressure on ARPU.

•	Non-SMS data revenues grew 0.8% year-on-year (+5.5% year-on-year excluding exchange rate differences) accounting for 50% of data revenues in 2013 (+3 p.p. year-on-year).

•	The decline of SMS volumes led data revenue to decline 1.2% year-on-year in 2013. In 2013, data revenues accounted for 53% of mobile service revenues, an increase of 2 percentage points compared to the previous year.

•	ARPU fell 12.9% year-on-year (-8.8% year-on-year excluding the impact of the exchange rate differences) negatively impacted by the “Refresh” model, as well as mobile termination rate cuts and roaming regulation. Excluding the impact of regulation, ARPU would have decreased by 5.5% year-on-year. Voice ARPU fell 17.1% in reported terms (-13.2% excluding exchange rate differences and -8.4% excluding additionally the effect of regulations). Data ARPU fell 8.8% in reported terms (-4.5% excluding exchange rate differences).

Mobile voice traffic remained relatively stable with respect to the previous year.

Total expenses amounted to 5,256 million euros in 2013, decreasing 6.1% year-on-year in reported terms, (affected by the foreign exchange rate difference in -4.4 p.p.). Excluding this effect, total expenses would have decreased 1.7% year-on-year. The breakdown by components is as follows:

•	Supplies amounted to 3,403 million euros, decreasing 5.8% year-on-year affected by foreign exchange rate differences (-4.4 p.p.). Excluding this effect, supplies would have decreased 1.4% mainly due to the reduction of interconnection costs.

•	Personnel expenses amounted to 543 million euros in 2013, a decrease of 1.6% in reported terms, affected by foreign exchange rate differences (-4.6 p.p.). Excluding this effect, personnel expenses would have increased by 3.0%, affected by 48 million euros of restructuring expenses.

•	Other expenses were 1,310 million euros and decreased by 8.7% in reported terms, affected by foreign exchange rate differences (-4.3 p.p.). Excluding this effect these costs would have decreased 4.4%, due to lower commissions and benefits of the “Refresh” model.

OIBDA stood at 1,637 million euros in 2013, representing a year-on-year increase of 2.2% in reported terms (+7.0% excluding the impact from exchange rate differences). Year-on-year performance was positively affected by the capital gain of 83 million euros from the fixed consumer business disposal offset partially by the negative impact of restructuring expenses (48 million euros). In addition, OIBDA performance reflects the acceleration in the recording of hardware sales from the “Refresh” model, partially mitigated by the higher upfront commercial costs resulting from the model.

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2014 Consolidated Financial Statements

TELEFÓNICA GERMANY

ACCESSES

Thousands of accesses	2012	2013	2014	% YoY 12/13	% YoY 13/14

Fixed telephony accesses (1)	2,249.0	2,124.9	2,036.4	(5.5%)	(4.2%)
Internet and data accesses	2,678.9	2,516.1	2,387.0	(6.1%)	(5.1%)
Narrowband	302.6	271.7	243.2	(10.2%)	(10.5%)
Broadband	2,376.3	2,244.3	2,143.8	(5.6%)	(4.5%)
Mobile accesses	19,299.9	19,401.0	42,124.9	0.5%	117.1%
Prepay	9,191.3	9,114.9	23,350.7	(0.8%)	156.2%
Contract	10,108.5	10,286.1	18,774.1	1.8%	82.5%
Final Clients Accesses (2)	24,284.9	24,042.0	46,548.3	(1.0%)	93.6%
Wholesale Accesses	1,087.9	1,125.0	1,113.3	3.4%	(1.0%)

Total Accesses	25,372.8	25,166.9	47,661.5	(0.8%)	89.4%

Notes:

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 digital access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	2012 includes 57.2 thousand of pay television accesses.

The results of the E-Plus Group have been fully consolidated with Telefónica Germany since October 1, 2014 (once the acquisition was completed, following its announcement in 2013). As a result, mobile accesses reached 42.1 million at the end of 2014, up by 117% year-on-year, making us the largest operator on the German market in terms of mobile customers according to the Company’s estimates. At the date of consolidation, the E-Plus Group accounted for 22.6 million accesses.

The German market remained competitive in 2014, with pressure on commercial expenses and focus on bundled voice and data tariffs, oriented to capture higher-value customers and develop the current base of customers by increasing their consumption. Bundled offers were also brought on to the market by our main competitors in the second half of 2014.

As part of its strategy of development and monetization of data traffic, Telefónica Germany continued to step up its investment in LTE. It finished the year with 62% coverage of outdoor population, and increased the volume of handsets and users of this technology.

The main brands operated by Telefónica Germany, via its “O2 Blue All-in” and “Base All-in” portfolios, have maintained prices focused on increasing the value of our customers, with a view to increasing the proportion of higher-value customers.

Contract mobile customers grew by 83% year-on-year, impacted by the incorporation of the E-Plus Group, reaching 18.8 million accesses. The proportion of contract accesses reached 45%, impacted by the higher proportion of pre-pay customers among the E-Plus Group customer base. Smartphone penetration reached 29% in 2014, with a considerable volume of LTE customers.

Retail broadband accesses stood at 2.1 million in December 2014 (-4.5% year-on-year).

CONSOLIDATED RESULTS

Millions of euros TELEFÓNICA GERMANY	2012	2013	2014	% YoY 12/13		% YoY 13/14
Revenues	5,213	4,914	5,522	(5.7%)		12.4%
Wireless Business	3,845	3,673	4,375	(4.5%)		19.1%
Mobile service revenues	3,152	2,989	3,580	(5.2%)		19.8%
Wireline Business	1,363	1,235	1,138	(9.4%)		(7.8%)
OIBDA	1,351	1,308	733	(3.2%)		(44.0%)
OIBDA Margin	25.9%	26.6%	13.3%	0.7	p.p.	(13.4	p.p.)
Depreciation and amortization	(1,233)	(1,231)	(1,426)	(0.1%)		15.7%

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2014 Consolidated Financial Statements

Operating Income (OI)	118	77	(693)	(35.4%)	n.m.
CapEx	609	666	849	9.4%	27.5%
OpCF (OIBDA-CapEx)	743	642	(116)	(13.5%)	n.m.

2014 Results

Total revenues amounted to 5,522 million euros in 2014, up by 12.4% due mainly to the consolidation of the E-Plus Group since October 1, 2014, and offset in part by the lower service revenues during the rest of the year.

•	Mobile service revenues totaled 3,580 million euros in 2014, up by 19.8% year-on-year due mainly to the consolidation of the E-Plus Group since October 1, 2014 and offset in part by the lower voice and SMS revenues during the rest of the year. Telefónica Germany continued to focus on data revenues, which increased 24.3% and accounted for 50.1% of mobile service revenues. Non P2P SMS data revenues accounted for 71% of the total data revenues (+4.7 p.p. year-on-year), increasing 33% year-on-year.

•	Fixed telephony revenues fell by 7.8% year-on-year in 2014 to stand at 1,138 million euros. The main reason for this was a decline in fixed broadband customers (partially mitigated by VDSL growth) and transit business revenues, impacting slightly on the margin.

ARPU was negatively affected by the consolidation of the E-Plus Group and decreased by 7.1% year-on-year in 2014, reducing its year-on-year decline compared to 2013, due to the smaller proportional impact of migration to new tariffs, and the various actions undertaken with respect to the Telefónica Germany’s customer base in order to boost income and data leverage.

TELEFÓNICA GERMANY

	2012	2013	2014	% YoY 12/13		% YoY 13/14
Voice Traffic (Million minutes)	29,519	30,152	41,186	2.1%		36.6%
ARPU (EUR)	13.8	12.7	11.8	(7.9%)		(7.1%)
Prepay	5.5	5.1	5.4	(6.8%)		4.5%
Contract (1)	21.5	19.6	18.4	(9.0%)		(5.9%)
Data ARPU (EUR)	6.2	6.2	5.9	0.7%		(3.9%)
% non-SMS over data revenues	56.7%	66.5%	71.2%	9.8	p.p.	4.7	p.p.

Notes:

(1)	Excludes M2M.

Total expenses were 4,895 million euros in 2014, up by 29.7% year-on-year due mainly to the consolidation of the E-Plus Group since October 1, 2014. Telefónica Germany recorded a 409 million euros provision for the restructuring process resulting from the integration of the E-Plus Group. The breakdown by component is as follows:

•	Supplies stood at 2,144 million euros, up by 9.5% year-on-year due mainly to the consolidation of the E-Plus Group since October 1, 2014. There were lower interconnection costs arising from a decrease in SMS volumes and lower interconnection rates, partially offset by higher handset purchases (mainly towards the end of the year).

•	Personnel expenses amounted to 828 million euros during the year, up by 97.7% due mainly to the consolidation of the E-Plus Group since October 1, 2014. In addition, personnel expenses were impacted by the recognition of an expenditure of 321 million euros, related to the provision for the restructuring process resulting from the integration of the E-Plus Group.

•	Other expenses amounted to 1,923 million euros during the year, up by 37.5% mainly impacted by the change of perimeter and the recognition of an expenditure of 87 million euros related to

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2014 Consolidated Financial Statements

the provision for the restructuring process resulting from the integration of the E-Plus Group. Excluding these impacts, other expenses would have been impacted by higher commercial costs.

OIBDA fell 44% year-on-year to stand at 733 million euros in 2014. OIBDA was impacted by the recognition of an expenditure of 409 million euros related to the provision for the restructuring process resulting from integration of the E-Plus Group.

2013 Results

Revenues totaled 4,914 million euros in 2013, down 5.7% year-on-year. This decline is partly attributable to the reduction in termination rates. Excluding this impact, revenues would have fallen 3.5% in 2013, with ongoing headwinds coming from customer base repositioning and the acceleration of declines in SMS volumes. Handset revenues decreased by 1.4% year-on-year in 2013 mainly due to the increasing share of attractive affordable handsets in the market, including selective bundle offers of selected smartphones with high value mobile data tariffs.

•	Mobile service revenues stood at 2,989 million euros in 2013, a year-on-year decrease of 5.2%. Excluding the impact of the reduction in termination rates, mobile service revenues would have fallen by 1.5% year-on-year in 2013, mainly as a result of the increase in tariff renewals in the customer base and the lower volume of SMS traffic, which were not offset by the growth in data revenues. Telefónica Germany continued to monetize its data revenues with an increase in non-P2P SMS data revenue of 21.7% during the year, accounting for 67% of total data revenue (+10 p.p. year-on-year). As a result, mobile data revenues in 2013 increased 3.7% year-on-year to account for 48% of mobile service revenues (+4 p.p. year-on-year).

•	Fixed telephony revenues decreased 9.4% year-on-year in 2013, to 1,235 million euros despite the increasing adoption of VDSL. This is mainly the result of the decline in DSL customer base (mitigated by an increasing uptake of VDSL) and a further reduction of revenues from the low margin voice transit business.

ARPU decreased by 7.9% year-on-year in 2013, mainly as a result of the reduction in mobile termination rates. Excluding this impact, ARPU would have declined by 4.3% in 2013 on the back of tariff migrations, acceleration of the decrease in SMS volumes and an increasing share of discounted online channel activities, which was partly offset by the increasing demand for mobile data services.

Voice ARPU decreased by 14.9% year-on-year in 2013, mainly as a result of regulatory changes (lower roaming and interconnection rates) and the migration of customer to current tariffs. Data ARPU grew 0.7% year-on-year, as a result of the increased penetration of mobile broadband, despite the negative impact of lower SMS volumes.

Mobile voice traffic showed year-on-year growth of 2.1%, derived from the growth in the contract customer base.

Total expenses amounted to 3,775 million euros in 2013, decreasing 3.8% year-on-year. The breakdown by component is as follows:

•	Supplies amounted to 1,958 million euros, decreasing 8.1% year-on-year, mainly driven by a reduction in interconnection expenses.

•	Personnel expenses amounted to 419 million euros decreasing 9.9% year-on-year as a result of accumulation of activities at the end of 2012.

•	Other expenses stood at 1,398 million euros in 2013, increasing by 5.4% year-on-year, due mainly to the higher commercial cost incurred in retention and advertising activities.

OIBDA stood at 1,308 million euros in 2013, registering a decline of 3.2% due to the pressure in revenues, the higher commercial costs and certain handset promotions, offset in part by the capital gains obtained from asset sales totaling 76 million euros (46 million euros of fiber assets and 30 million euros of the related hosting business, Telefónica Online Services).

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TELEFÓNICA BRAZIL

ACCESSES

Thousands of accesses	2012	2013	2014	% YoY 12/13	% YoY 13/14
Fixed telephony accesses (1)	10,642.7	10,747.8	10,743.4	1.0%	(0.0%)
Internet and data accesses	3,964.3	4,102.0	4,082.6	3.5%	(0.5%)
Narrowband	137.9	92.1	73.7	(33.2%)	(19.9%)
Broadband (2)	3,748.4	3,936.7	3,939.8	5.0%	0.1%
Other (3)	78.1	73.2	69.0	(6.2%)	(5.8%)
Mobile accesses	76,137.3	77,240.2	79,932.1	1.4%	3.5%
Prepay	57,335.1	53,551.9	51,582.4	(6.6%)	(3.7%)
Contract	18,802.2	23,688.3	28,349.7	26.0%	19.7%
Pay TV	601.2	640.1	770.6	6.5%	20.4%
Final Clients Accesses	91,345.4	92,730.0	95,528.6	1.5%	3.0%
Wholesale Accesses	24.4	18.8	25.9	(22.8%)	37.5%

Total Accesses	91,369.8	92,748.9	95,554.5	1.5%	3.0%

Notes:

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 digital access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

During 2014, Telefonica Brazil strengthened its leadership in the high-value mobile segments, both in contract and LTE, driven by improvements in its networks and continuous innovation of its commercial offers. With respect to the fixed business, it made progress in its transformation process, speeding up deployment of the fiber network and increasing the number of TV accesses.

In the mobile segment, Telefonica Brazil captured more than 50% of the new contract customers on the market according to Anatel and achieved a market share of 38.9% as of December 2014 according to Anatel. Contract plans were simplified throughout the year offering larger volumes of data, minutes and SMS in exchange for higher levels of ARPU.

In its fixed business, the company has maintained its strategic focus on fiber deployment, with 4.1 million premises passed with fiber and 375 thousand homes connected, and also on increasing Pay TV accesses (up 20.4% year-on-year).

CONSOLIDATED RESULTS

Millions of euros				% YoY 12/13				% YoY 13/14
TELEFÓNICA BRAZIL	2012	2013	2014	€		LC		€		LC
Revenues	13,618	12,217	11,231	(10.3%)		2.2%		(8.1%)		0.5%
Wireless Business	8,573	8,092	7,618	(5.6%)		7.5%		(5.9%)		2.9%
Mobile service revenues	8,167	7,608	7,228	(6.8%)		6.1%		(5.0%)		3.8%
Wireline Business	5,045	4,125	3,613	(18.2%)		(6.8%)		(12.4%)		(4.2%)
OIBDA	5,161	3,940	3,543	(23.7%)		(13.0%)		(10.1%)		(1.7%)
OIBDA Margin	37.9%	32.3%	31.5%	(5.6	p.p.)	(5.6	p.p.)	(0.7	p.p.)	(0.7	p.p.)
Depreciation and amortization	(2,318)	(2,109)	(1,762)	(9.0%)		3.7%		(16.5%)		(8.7%)
Operating Income (OI)	2,843	1,831	1,781	(35.6%)		(26.6%)		(2.7%)		6.3%
CapEx	2,444	2,127	2,933	(13.0%)		(0.9%)		37.9%		50.7%
OpCF (OIBDA-CapEx)	2,717	1,813	610	(33.3%)		(24.0%)		(66.4%)		(63.2%)

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2014 Results

Revenues in 2014 totaled 11,231 million euros, an 8.1% year-on-year fall in reported terms. Excluding the effect of exchange rate differences, revenues would have grown by 0.5% year-on-year, mainly due to the positive performance of the mobile business (up 2.9% year-on-year in local currency), which offset the decline in fixed telephony revenues (down 4.2% year-on-year in local currency).

•	Revenues from the mobile business totaled 7,618 million euros in 2014, falling by 5.9%. Excluding the effect of exchange rate differences, revenues from the mobile business would have increased by 2.9% due to the positive evolution of service revenues (up 3.8% year-on-year) as a result of the good performance of outbound revenues, which in turn increased as a result of an increase in the customer base and the increased proportion of data revenues. This trend was partially offset by falling handset sales (an 11.9% decline year-on-year) and lower inbound revenues affected by lower interconnection tariffs.

•	Fixed telephony revenues totaled 3,613 million euros, down by 12.4%, although excluding the effect of exchange rates the decrease would have been 4.2%. This decrease was mainly due to the reduction of the fixed-mobile retail rate and the fixed by mobile substitution, bringing down our fixed telephony revenues despite a stable fixed customer base and greater minutes packages. This trend was partially offset by the increase of the broadband and new services revenues that grew 4.0% helped by the increase of accesses connected with fiber, with a higher ARPU, and the growth of the Pay TV accesses.

The mobile ARPU decreased 8.8% year-on-year in reported terms. Excluding the effect of exchange rate differences, it would have decreased 0.6% year-on-year as a consequence of the negative impact of the reduction in the mobile termination rates. We believe the better quality of the clients’ base is reflected in an increase of the outbound ARPU and a 16.0% growth of the data ARPU.

TELEFÓNICA BRAZIL	2012	2013	2014	% YoY 12/13		% YoY 13/14
Voice Traffic (Million minutes)	113,955	115,698	127,412	1.5%		10.1%
ARPU (EUR)	8.9	8.0	7.3	2.3%		(0.6%)
Prepay	5.0	4.5	3.9	1.5%		(4.3%)
Contract (1)	23.1	18.8	15.7	(7.3%)		(8.7%)
Data ARPU (EUR)	2.4	2.5	2.6	18.9%		16.0%
% non-SMS over data revenues	62.0%	67.0%	77.4%	5.0	p.p.	10.4	p.p.

Notes:

(1)	Excludes M2M.

Total expenses totaled 7,949 million euros in 2014, falling 7.3% in reported terms, with an impact of 8.6 percentage points due to the exchange rate effect. Excluding this impact, total expenses would have increased by 1.3%. The breakdown by component is as follows:

•	Supplies (2,680 million euros) were down by 14.3% in 2014, with an impact of 8 percentage points due to the exchange rate effect. Excluding this impact, supply costs would have fallen by 6.3% due to lower interconnection expenditure associated with regulatory changes and lower handset costs.

•	Personnel expenses (976 million euros) were down by 5.8% in 2014, with an impact of 8.8 percentage points due to the exchange rate effect. Excluding this impact and the recognition in 2014 of expenditure on the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets (+7.2 p.p.), personnel costs would have been down by 4.2% as a result of the staff restructuring programs and voluntary redundancies in 2013, which had an impact of 51 million euros in 2013.

•	Other expenses (4,292 million euros) were down by 2.7% in 2014, with an impact of 9.1 percentage points due to the exchange rate effect. Excluding this effect, other operating expenses would have

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increased by 6.4%, driven by higher commercial and fiber acquisition costs, higher network deployment and fixed/mobile system improvement costs.

OIBDA stood at 3,543 million euros in 2014, a fall of 10.1% (down 1.7% excluding exchange rates effects). This decrease was mainly due to exchange rate effects and, to a lesser extent, expenses incurred as a result of the recognition in 2014 of expenditure on the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets (totaling 68 million euros and mainly accruing during the fourth quarter of 2014), the lower gains derived from the sale of non-strategic towers in 2014 (1 million euros) compared to 2013 (29 million euros), higher personnel costs, increased networks costs, higher handsets and customer service costs, due in part to the higher business volumes. Excluding the effect of exchange rate differences, the sale of non-strategic towers and the expenses incurred as a result of Telefónica’s global restructuring program, OIBDA would have increased by 0.9%, a 0.1 percentage points improvement on the margin compared to 2013.

The OIBDA margin stood at 31.5% in reported terms for 2014.

2013 Results

Revenues totaled 12,217 million euros, 10.3% less than 2012. Excluding the effect of exchange rate differences, revenues increased 2.2% year-on-year, mainly due to the strong performance of the mobile business (up 7.5% year-on-year), offsetting the decline in fixed revenues (down 6.8% year-on-year).

•	2013 wireless business revenues amounted to 8,092 million euros, down 5.6%. Excluding the effect of exchange rate differences, however, they would have grown 7.5%, boosted by handset sales revenues (up 35.4% year-on-year). This increase was due to the higher weight of smartphone sales and the growth of service revenues (up 6.1% year-on-year) as a result of the growth in outgoing service revenues, which was attributable to the growth of the customer base and the greater weighting of data revenues; all of which was partially offset by a reduction in mobile termination rates, which had an adverse impact on incoming revenues.

•	Revenues from the fixed business amounted to 4,125 million euros, down 18.2%. Excluding the effect of exchange rate differences, they would have decreased by 6.8%, affected by the reduction in the fixed-mobile retail tariff as well as by intense competition in the fixed broadband and Pay TV businesses.

Mobile ARPU decreased 10.5% year-on-year in reported terms. Excluding the effect of exchange rate differences, it would have increased 2.3% year-on-year as a consequence of a better quality of the customer base, partially offset by the negative impact of the reduction in the mobile termination rates.

Total expenses, which include supplies, personnel expenses and other expenses (mainly subcontract expenses and others) but do not include depreciation and amortization expenses, amounted to 8,575 million euros in 2013, 6.5% less than in 2012 in reported terms and 6.5% higher than in 2012 in local currency. The breakdown by components is as follows:

•	Supplies amounted to 3.128 million euros, increasing 1.6% year-on-year in reported terms and 15.8% in local currency, mainly due to higher content costs and higher site lease costs for the deployment of towers and due to our sale and leaseback of towers;

•	Personnel expenses amounted to 1,036 million euros in 2013, down 7.2% year-on-year in reported terms and increasing 5.7% in local currency affected by personnel restructuring costs (51 million euros); and

•	Other expenses amounted to 4,411 million euros, a decrease of 11.4% compared to 2012 in reported terms, with an increase of 0.9% in local currency mainly due to expenses related to customer service, associated with higher commercial activity.

OIBDA totaled 3,940 million euros in 2013, down 23.7% in reported terms (-13.0% excluding the effect of exchange rate differences). This performance was mainly due to the lower gains derived from the sale of non-strategic towers in 2013 (29 million euros) compared to

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2012 (445 million euros). Excluding the impact of the sale of non-strategic towers, and the impact of exchange rate differences, OIBDA would have decreased by 5.5%, losing 2.6 percentage points of margin with respect to 2012.

OIBDA margin stood at 32.3% in reported terms for 2013.

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TELEFÓNICA HISPANOAMÉRICA

ACCESSES

Thousands of accesses	2012	2013	2014	% YoY 12/13	% YoY 13/14
Fixed telephony accesses (1) (2) (3)	13,510.7	13,778.5	13,374.4	2.0%	(2.9%)
Internet and data accesses	4,768.2	5,137.7	5,433.8	7.8%	5.8%
Narrowband	71.2	33.4	25.2	(53.1%)	(24.5%)
Broadband (4)	4,667.0	5,074.9	5,379.4	8.7%	6.0%
Other (5)	30.0	29.4	29.2	(1.9%)	(0.6%)
Mobile accesses	100,458.2	107,266.9	110,346.5	6.8%	2.9%
Prepay (6)(7)	79,806.4	84,524.1	86,698.0	5.9%	2.6%
Contract	20,651.8	22,742.7	23,648.5	10.1%	4.0%
Pay TV	1,825.7	2,133.5	2,431.9	16.9%	14.0%
Final Clients Accesses	120,562.6	128,316.6	131,586.6	6.4%	2.5%
Wholesale Accesses	22.7	22.7	16.4	0.2%	n.m.

Total Accesses T. Hispanoamérica	120,585.3	128,339.3	131,603.0	6.4%	2.5%

Notes:

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(3)	In 2014, fixed telephony accesses include 50 thousand “fixed wireless” additional customers in Peru.
(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(5)	Retail circuits other than broadband.
(6)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.
(7)	In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America.

Total accesses closed at 131.6 million at year-end (+2.5% year-on-year).

Regarding commercial operations in mobile business:

Mobile accesses totaled 110.3 million (+2.9% year-on-year) thanks to strong contract segment growth, which expanded by 4.0% year-on-year. Growth was particularly strong in Ecuador (+13.4% year-on-year), Peru (+13.6% year-on-year) and Chile (+4.5% year-on-year). In the pre-pay segment (+2.6% year-on-year), growth was driven mainly by Colombia (+8.7% year-on-year), Mexico (+7.1% year-on-year) and Peru (+3.7% year-on-year), despite disconnection of 1.9 million inactive accesses in Mexico and 1.8 million inactive accesses in Central America, as well as more restrictive criteria for customer registration in certain countries in the region.

Total net adds amounted 3.1 million in 2014, with a year-on-year increase in customer additions during the year (+4%) and strong commercial activity in Mexico and Chile. Annual churn stood at 3.4% in 2014, affected by the disconnection of inactive accesses and more restrictive criteria for prepay customer registration.

Growth of smartphones (+32% year-on-year) continued to be the main driver of accesses growth, with a penetration over mobile accesses of 26% (+6 p.p. year-on-year), and an increase in pre-pay customers (+2.6%). Penetration of smartphones was particularly successful in Mexico (+11 p.p.), Venezuela and Central America (+9 p.p.), Colombia (+5 p.p.) and Chile (+5 p.p.).

Total ARPU grew by 10.6% during the year, due to increases in voice traffic (+16.0%) as a result of higher volumes of minutes by customer (+5.4%), and increased data traffic (+65.3%), both of which are mainly attributable to the higher penetration of smartphones and larger average consumption per access.

Regarding the fixed business:

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Traditional business accesses stood at 13.4 million, with a decrease of 2.9% year-on-year, affected by the erosion of traditional business in the region, including access losses in Venezuela and Central America (-9.7% year-on-year), Chile (-4.6% year-on-year), Peru (-3.1% year-on-year) and Argentina (-2.2% year-on-year). On the other hand, Colombia did not show signs of such erosion and achieved an increase in customers in 2014 (+1% year-on-year).

Broadband accesses totaled 5.4 million at year-end 2014 (+6% year-on-year), after reaching net adds of 0.3 million accesses during 2014, in line with the commercial activity and churn in 2013. The penetration by fixed broadband accesses over traditional business accesses was 40% (+3 p.p. year-on-year). The mix of accesses focused on higher speeds, and accesses with speeds in excess of 4 Mb accounted for 49.9% (+12 p.p. year-on-year).

Pay TV accesses accounted 2.4 million (+14% year-on-year) after net adds of 0.3 million accesses, with an improvement in all the countries of the region that offer the service. Growth was particularly positive in Venezuela and Central America (+21% year-on-year), Colombia (+19.7% year-on-year) and Chile (+19.5% year-on-year).

CONSOLIDATED RESULTS

Millions of euros				% YoY 12/13				% YoY 13/14
TELEFÓNICA HISPANOAMÉRICA	2012	2013	2014	€		LC(*)		€		LC(*)
Revenues	16,741	16,855	13,155	0.7%		16.1%		(22.0%)		14.6%
Wireless Business	12,724	13,020	9,578	2.3%		19.1%		(25.7%)		16.5%
Mobile service revenues	11,470	11,510	8,454	0.4%		15.9%		(25.7%)		17.5%
Wireline Business	4,424	4,272	3,604	(3.4%)		7.6%		(10.1%)		8.4%
OIBDA	5,983	5,531	4,068	(7.6%)		8.6%		(26.5%)		14.2%
OIBDA Margin	35.7%	32.8%	30.9%	(2.9	p.p.)	(2.3	p.p.)	(1.9	p.p.)	(0.1	p.p.)
Depreciation and amortization	(2,762)	(2,524)	(2,034)	(8.6%)		(2.0%)		(19.4%)		5.3%
Operating Income (OI)	3,221	3,007	2,034	(6.6%)		16.8%		(32.4%)		20.9%
CapEx	2,988	3,118	2,842	4.3%		21.3%		(8.8%)		42.5%
OpCF (OIBDA-CapEx)	2,995	2,413	1,226	(19.4%)		4.1%		(49.2%)		(24.1%)

Note:

(*)	Excludes the effect of hyperinflation in Venezuela.

2014 Results

Revenues amounted to 13,155 million euros in the year 2014, falling 22% year-on-year in reported terms, mainly due to the effect of exchange rates and hyperinflation in Venezuela (-36.1 p.p.). Excluding these effects, revenues would have increased by 14.6% year-on-year, thanks to a good performance of the fixed and mobile data revenues, as well as the mobile voice revenues, in both cases due to the increase in our customer base, higher usage per customer and higher data penetration, despite the negative impact of interconnection tariffs (which subtracted 1.6 p.p. from year-on-year growth).

•	Mobile service revenues decreased by 25.7% in reported terms, mainly due to the effect of exchange rates and hyperinflation in Venezuela (-43.2 p.p.) and the negative impact of interconnection tariffs (-2.4 p.p.). Excluding these effects, service revenues would have increased by 17.5% year-on-year. Below is additional information by country:

•	In Argentina, mobile service revenues were down by 19.8% in reported terms. Excluding the effect of exchange rates they would have been up by 19.3% as a result of the good performance of voice and data revenues, despite the negative impact of certain billing changes implemented (which implied the billing by seconds after the first thirty seconds of the call), and the greater use and penetration of data.

•	In Peru, mobile service revenues increased by 7.8% in reported terms. Excluding the effect of exchange rates they would have increased by 13.4%. Growth was mainly driven by the higher customer base and the increase of data scale (non-SMS data revenues were up 42.7% in the year), following the launch of LTE, helping to increase average revenue per customer.

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•	In Mexico, mobile revenues increased by 5.4% in reported terms. Excluding the effect of exchange rates they would have increased by 10%, as a result of to the new interconnection scenario which led to competitive offers that have driven up customers’ voice and data consumption.

•	In Venezuela and Central America, mobile service revenues were down by 65.1% in reported terms. Excluding the effect of exchange rates and hyperinflation in Venezuela they would have increased by 36.8%, mainly due to 25% price increases for all services as of July in Venezuela, and the expansion of mobile data services leveraged in non-SMS data revenues growth (+68%), which accounted for 76% of data revenues (+12 p.p. year-on-year).

•	Data revenues in the segment were down by 24.4%, due to the effect of exchange rates and hyperinflation in Venezuela. Revenues would have been up by 23% excluding these effects, mainly due to the growth of non-SMS data revenues (+43.4%), which accounted for 74% of data revenues (+11 p.p. year-on-year).

•	Fixed business revenues decreased by 10.1% in reported terms in the year, due to the effects of exchange rates (-18.5 p.p.). Excluding this effect, fixed revenues would have increased by 8.4% year-on-year in 2014, driven by broadband and new services revenues (-2.6% year-on-year in reported terms, +16.2% excluding exchange rate effects). The revenues from broadband and new services, accounted for 60% of fixed revenues (+5 p.p. year-on-year). The acceleration of growth in fixed revenues was particularly notable in Argentina, where there was a substantial increase in access and voice revenues (due to higher ARPU).

Total expenses stood at 9,342 million euros in 2014, down by 19.2% in reported terms, as a result mainly of the exchange rate effect and hyperinflation in Venezuela (-33.8 p.p.), which was partially offset by a provision of 99 million euros relating to the recognition in 2014 of expenditure on the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets. Excluding these effects, total expenses would have increased by 14.1%. Below is additional information by country:

•	Argentina: expenses stood at 2,294 million euros, a decrease of 15.9% in reported terms. Excluding the effect of exchange rates, expenses would have grown by 25.1% due to general price increases, although the company continues to make an effort to contain costs and mitigate the effects of high inflation.

•	Peru: expenses stood at 1,718 million euros, up by 5.9% in reported terms. Excluding the effect of exchange rates, expenses would have been up by 11.4% due to higher commercial costs driven from the pressure of competition on the Peruvian market.

•	Venezuela and Central America: expenses stood at 975 million euros, down by 61.3% in reported terms. Excluding the effect of exchange rates and hyperinflation in Venezuela, expenses would have increased by 36.7%, mainly due to higher prices in general, and the effect of greater expenditure in U.S. dollars for provided services and equipment purchases, being affected by the negative impact of the currency depreciation in Venezuela.

By component, variation is explained by:

•	Supplies (3,841 million euros) fell by 22.9% in 2014 in reported terms. Excluding the effect of exchange rates and hyperinflation in Venezuela (-27.6 p.p.), expenses would have grown by 4.7%. The increase is due to handsets costs caused by sales of high-end equipment which more than offset lower mobile termination rates in Chile, Colombia, Peru and Mexico.

•	Personnel expenses (1,525 million euros) were down by 12.7% in reported terms, but would have been up by 27.6% excluding the negative impact of 39.5 percentage points caused by the effect of exchange rates and hyperinflation in Venezuela. The increase in these costs is due to a general rise of inflation in certain countries in the region. The recognition of expenditures relating to the global restructuring program, in accordance with the simplification initiatives that the Group is implementing to meet its targets added 6.3 percentage points to the variation.

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•	Other expenses (3,976 million euros) fell by 17.7% in reported terms. Excluding the effect of exchange rates and hyperinflation in Venezuela (+38.2 p.p.) and sales of non-strategic towers in 2013 (-0.1 p.p.), these expenses increased by 21.1%, mainly due to higher voice and data traffic and higher sales campaigns costs.

This brought OIBDA to 4,068 million euros in 2014, down by 26.5% in reported terms, due to:

•	Exchange rate differences and hyperinflation in Venezuela (-40.1 p.p.).

•	Recognition of the global restructuring program costs (99 million euros; -2 p.p.), in accordance with the simplification initiatives the Group is implementing to meet its targets.

•	The non-strategic towers sales (4 million euros in 2014 and 11 million euros in 2013; -0.1 p.p.).

Excluding these impacts, OIBDA would have increased by 16.4%.

The OIBDA margin stood at 30.9% for the year, down by 1.9 percentage points year-on-year in reported terms, although excluding the effect of exchange rates and hyperinflation in Venezuela, the impact of global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets and sales of non-strategic towers, it would have been up by 0.5 percentage points. The increase was due to a higher margin in all countries in the region, with the exception of Venezuela and Uruguay, and particularly good margin performances in Mexico, Colombia and Chile.

2013 Results

Revenues in 2013 amounted to 16,855 million euros in 2013, with a 0.7% year-on-year growth in reported terms, mainly due to exchange rate differences and the effect of hyperinflation in Venezuela. Excluding these factors, which reduced growth by 15.2 percentage points, growth would have been 16.1%. This performance reflects the positive performance of mobile service revenues, which rose by 15.9% in the year excluding the impact of exchange rates differences and the effect of hyperinflation in Venezuela (decrease 0.4% in reported terms), due to the good performance of data revenue and despite the negative impact of changes in regulations. The main countries that explained this deviation were:

•	In Argentina, mobile service revenues fell by 2.1% in reported terms, although excluding the effect of exchange rates these would have increased by 21.2% year-on-year as a result of growth of the higher customer base as well as the and higher consumption level, principally data. In this way, data revenues were up by 5.7% in reported terms, although stripping out the effect of exchange rates they would have increased by 30.8% year-on-year in 2013. These accounted for 48% of service revenues (+3 p.p. year-on-year). This increase was mainly due to higher non-SMS data revenue (60.8% year-on-year, accounting for 49% of mobile data revenues (+9 p.p. year-on-year).

•	In Peru, mobile service revenues were up by 4.8% in reported terms, although excluding the effect of exchange rates they would have increased by 10.8% year-on-year in 2013 despite the negative impact of regulatory changes affecting fixed-mobile calls. Excluding the negative impact of the regulatory changes, the revenues would have grown 13.4% year-on-year in 2013. This increase was principally driven by data revenues, up by 28.4% in reported terms and up 35.8% year-on-year, excluding the effect of exchange rates. Additionally, these revenues continue to represent a growth opportunity as a result of the solid increase in non-SMS data revenues, up by 65% year-on-year and accounting for 81% of mobile data revenues in the year (+14 p.p. year-on-year).

•	In Venezuela and Central America, mobile service revenues increased by 4.4% in reported terms, although excluding the effect of exchange rates and hyperinflation in Venezuela, these would have increased by 34.6% year-on-year, due to the boost of mobile data services and the growth of voice traffic. Data revenues accounted for 29.9% of mobile service revenues. This evolution is boosted by the strong increase in non-SMS data revenue (+56.1% year-on-year), accounting for 64% of data revenues (+7 p.p. year-on-year).

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•	The mobile service revenue growth was driven by the expansion of data in the region, reflected 42.8% in 2013 in non-SMS data revenues, excluding exchange rate differences and the effect of hyperinflation in Venezuela (17% in reported terms). Voice revenues dropped 5.2% year-on-year in reported terms but were up 11.6% year-on-year without exchange rate differences and the impact of hyperinflation in Venezuela, due to the sharp increase in traffic.

•	Revenues from handset sales amounted to 1,510 million euros and fell 20.3% in reported terms, mainly as a result of the impact of exchange rate differences and the effect of hyperinflation in Venezuela. Excluding these effects, growth would have been 47.4%, growing in all countries in the region as result of the growth in smartphones.

•	Revenues from the fixed business fell 3.4% in reported terms, affected by exchange rate differences and the effect of hyperinflation in Venezuela. Excluding this effect, revenues from the fixed business increase 7.6% year-on-year.

Total expenses, which include supplies, personnel expenses and other expenses (mainly subcontract expenses and others) but do not include depreciation and amortization expenses, stood at 11,562 million euros in 2013, growing 3.3% in reported terms, affected by:

•	Exchange rate differences and the effect of hyperinflation in Venezuela (-14.3 p.p.);

•	The sale of non-strategic towers (-0.1 p.p.); and

•	Contractual changes in the commercial model for selling handsets in Chile (+1.5 p.p.).

Excluding these effects, total expenses would have grown 16.2%. The change in total expenses is explained by:

•	Argentina: expenses stood at 2,728 million euros, up by 2% year-on-year in reported terms. Excluding the effect of exchange rates, costs would have grown by 26.3% due to general price increases, although the company continues to make an effort to contain costs mitigating the effects of the high inflation.

•	Peru: expenses stood at 1,621 million euros, up by 3.5% year-on-year in reported terms. Excluding the effect of exchange rates, expenses would have grown by 9.5%. Excluding the effect of exchange rates and the sale of non-strategic towers, expenses would have increased by 10.0% due to higher commercial costs related to high-value customers, higher content costs, increased personnel costs due to profit-sharing (employees receive a percentage of the net profit) and larger tax costs, due to the 1% tax on profits from the TV and broad band businesses.

•	Venezuela and Central America: expenses stood at 2,520 million euros, up by 4.0% year-on-year in reported terms. Excluding the effect of exchange rates and hyperinflation in Venezuela, expenses would have increased by 33.6%, mainly due to the general price level, as well as due to the effect of the greater expenditure in U.S. dollars for services rendered and handset purchases, impacted by the impact of the depreciation of the Venezuelan bolívar.

The breakdown by components explaining the 16.2% variation is as follows:

•	Supplies increased to 4,983 million euros, an increase of 8.3% year-on-year in reported terms affected by the exchange rate differences and the effect of hyperinflation in Venezuela (-14.6 p.p.) and contractual changes in the commercial model for selling handsets in Chile (+3.6 p.p.). Excluding both effects, supply cost would have grown by 19%. The decline of MTR expenses (net of exchange rate differences and the effect of hyperinflation in Venezuela) did not offset the growth in costs, due to the greater commercial activity in the mobile business, with a higher weight of smartphone sales, and at the fixed business, with higher content costs associated with the sharp rise in Pay-TV accesses, and increased expenses associated with the provision of data services.

•	Personnel expenses stood at 1,746 million euros (+1.1% year-on-year in reported terms) growing 17.2% excluding the impact of exchange rates differences and the effect of hyperinflation in

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Venezuela. This year-on-year growth is mainly due to the impact of inflation in some countries in the segment.

•	Other expenses were 4,834 million euros, declining 0.7% in reported terms, affected by the exchange rate differences and the effect of hyperinflation in Venezuela (-13.3 p.p.) and the sale of non-strategic towers (-0.2 p.p.). Excluding both effects, other expenses grew 13.0%, due to the higher sales commissions and customer service expenses associated with increased commercial activity.

OIBDA stood at 5,531 million in 2013, showing a reported year-on-year decline of 7.6%, affected by:

•	Exchange rate differences and the effect of hyperinflation in Venezuela (-16.1 p.p.).

•	Contractual changes in the commercial model for selling handsets in Chile (-2.8 p.p.).

•	The sale of non-strategic towers (-2.1 p.p.).

Excluding the aforementioned items, OIBDA growth would have been 14.3%.

The OIBDA margin stood at 32.8% for the full year, down 2.9 percentage points year-on-year in reported terms; primarily due to the negative evolution of the exchange rates and lower sales of non-strategic towers in 2013 (11 million euros compared to 139 million euros in 2012).

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Definitions

Below are definitions of certain technical terms used in this Annual Report:

“Access” refers to a connection to any of the telecommunications services offered by Telefónica. A single customer may subscribe for multiple services, so we count the number of accesses a customer has subscribed for. For example, a customer that has a fixed line and a broadband service represents two accesses instead of one.

“ARPU” is the average revenues per user per month. ARPU is calculated by dividing total gross service revenues (excluding inbound roaming revenues) from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then dividing by 12.

“Bundles” refer to combination products that combine fixed services (wirelines, broad band and television) and mobile services.

“Churn” is the percentage of disconnections over the average customer base during a given period.

“Cloud computing” is the delivery of computing as a service rather than a product, whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically the Internet).

“Commercial activity” includes the addition of new lines, replacement of handsets and migrations.

“Data ARPU” is the average data revenues per user per month. Data ARPU is calculated by dividing total data revenues from sources such as Short Message Service (SMS), Multimedia Messaging Services (MMS), other mobile data services such as mobile connectivity and mobile internet, premium messaging, downloading ringtones and logos, mobile mail and wireless application protocol (WAP) connectivity from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then dividing by 12.

“Data revenues” include revenues from SMS, MMS, other mobile data services such as mobile connectivity and mobile internet, premium messaging, downloading ringtones and logos, mobile mail and WAP connectivity from sales to customers.

“Data traffic” includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services that is transported by the networks owned by Telefónica.

“Final client accesses” means accesses provided directly to residential and corporate clients.

“Fixed telephony accesses” includes public switched telephone network, or PSTN, lines (including public use telephony), and integrated services digital network, or ISDN, lines and circuits. For purposes of calculating our number of fixed line accesses, we multiply our lines in service as follows: PSTN (x1); basic ISDN (x1); primary ISDN (x30, x20 or x10); 2/6 digital accesses (x30).

“Fixed termination rate” is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.

“FTTx” is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.

“Gross adds” means the gross increase in the customer base measured in terms of accesses in a period.

“HDTV” or “high definition TV” has at least twice the resolution of standard definition television (SDTV), allowing it to show much more detail than an analog television or digital versatile disc (DVD).

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“Incoming revenues” refers to the interconnection revenues derived from the completion of calls made from outside mobile or fixed carriers into Telefonica´s network.

“Interconnection revenues” means revenues received from other operators which use our networks to connect or to finish their calls and SMS or connect to our customers.

“Internet and data accesses” include broadband accesses (including retail asymmetrical digital subscriber line “ADSL,” very high bit-rate digital subscriber line “VDSL”, satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customers circuits. Internet and data accesses also include “Naked ADSL”, which allows customers to subscribe for a broadband connection without a monthly fixed line fee.

“IPTV” (Internet Protocol Television) refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.

“ISP” means Internet service provider.

“IT”, or information technology, is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.

“Local loop” means the physical circuit connecting the network termination point at the subscriber’s premises to the main distribution frame or equivalent facility in the fixed public telephone network.

“LTE” means Long Term Evolution, a 4G mobile access technology.

“M2M”, or machine to machine, refers to technologies that allow both mobile and wired systems to communicate with other devices of the same ability.

“Market share” is the percentage ratio of the number of final accesses or operator revenues over the existing total market an operating area.

“Mobile accesses” includes accesses to mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract and prepay accesses.

“Mobile broadband includes Mobile Internet (internet access from devices also used to make voice calls such as smartphones), and Mobile Connectivity (internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).

“MTR” means mobile termination rate, which is the charge per minute or SMS paid by a telecommunications network operator when a customer makes a call to another network operator.

“MVNO” means mobile virtual network operator, which is a mobile operator that is not entitled to use spectrum for the provision of mobile services. Consequently, an MVNO must subscribe to an access agreement with a mobile network operator in order to provide mobile access to their customers. An MVNO pays a determined tariff to such a mobile network operator for using the infrastructure to facilitate coverage to their customers.

“Net adds” means the difference between the customer bases measured in terms of accesses at the end of the period and the beginning of the period.

“Non SMS data revenues” means data revenues excluding SMS revenues.

“OTT services” or “over the top services” means services provided through the Internet (such as television).

“Outgoing revenues” refers to mobile voice or data revenues (SMS , MMS) derived from our consumers´ consumed service.

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“P2P SMS” means person to person short messaging service (usually sent by mobile customers).

“Pay TV” includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.

“Revenues” means net sales and revenues from rendering of services.

“Service revenues” means revenues less revenues from handset sales. Service revenues are mainly related to telecommunications services, especially voice revenues and data revenues (SMS and data traffic download and upload revenues) consumed by our customers.

“SIM” means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.

“Unbundled local loop”, or “ULL” includes accesses to both ends of the copper local loop leased to other operators to provide voice and DSL services (fully unbundled loop, fully ULL) or only DSL service (shared unbundled loop, “shared ULL”).

“VoiceTraffic” means voice minutes used by our customers over a given period, both outbound and inbound.

“VoIP” means voice over Internet protocol.

“Wholesale accesses” means accesses we provide to our competitors, who then sell services over such accesses to their residential and corporate clients.

“Wholesale ADSL” means accesses of broad band or fiber that we provide to our competitors, who then sell services over such accesses to their residential and corporate clients.

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Services and products

Mobile business

Telefónica offers a wide variety of mobile and related services and products to personal and business customers. Although they vary from country to country, Telefónica’s principal services and products are as follows:

•	Mobile voice services: Telefónica’s principal service in all of its markets is mobile voice telephony.

•	Value added services: Customers in most of the markets have access to a range of enhanced mobile calling features, including voice mail, call hold, call waiting, call forwarding and three-way calling.

•	Mobile data and Internet services: Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs, sound recordings and video recordings. Customers may also receive selected information, such as news, sports scores and stock quotes. Telefónica also provides mobile broadband connectivity and Internet access. Through mobile Internet access, customers are able to send and receive e-mail, browse the Internet, download games, purchase goods and services in m-commerce transactions and use Telefónica’s other data and software services.

•	Wholesale services: Telefónica has signed network usage agreements with several MVNOs in different countries.

•	Corporate services: Telefónica provides business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing.

•	Roaming: Roaming agreements allow Telefónica customers to use their mobile handsets when they are outside their service territories, including on an international basis.

•	Fixed wireless: Telefónica provides fixed voice telephony services through mobile networks in Brazil, Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging: Telefónica provides digital mobile services for closed user groups of clients and paging services in Spain and most of its operations in Latin America.

Fixed-line telephony business

The principal services Telefónica offers in its fixed businesses in Europe and Latin America are:

•	Traditional fixed telecommunication services: Telefónica’s principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long-distance and fixed-to-mobile communications services; corporate communications services; supplementary value added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business oriented value-added services; intelligent network services; leasing and sale of handset equipment; and telephony information services.

•	Internet and broadband multimedia services: The principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL, naked ADSL (broadband connection without the monthly fixed line fee); narrowband switched access to Internet for universal service, and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil and Chile) and VDSL-based services (primarily Spain and Germany). Telefónica also offers VoIP services in some markets.

•

Data and business-solutions services: the data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, or ASP, service, including web hosting, managed hosting, content delivery and application,

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and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services.

•	Wholesale services for telecommunication operators: the wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators’ network deployment; and local loop leasing under the unbundled local loop regulation framework). It also includes bit stream services, bit stream naked, wholesale line rental accesses and leased ducts for other operators’ fiber deployment.

Digital services

The main highlights in services developed by Telefónica Digital in 2014 are:

•	Video/TV services: IPTV services (Internet protocol), over-the-top network television services, and cable and satellite TV. In certain markets, advanced pay TV services are offered, such as high-definition TV (HDTV), Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR).

•	M2M: Includes both M2M connectivity services and end-to-end products in different countries including in-house developments, as the “smart” M2M solution, which enables “smart” meter communications services.

•	e-Health services or telecare: These services allow tele-assistance through connectivity services to chronic patients, and other eHealth services.

•	Financial services and other payment services: These services allow customers to make transfers, payments and mobile recharges among other transactions through prepay accounts or bank accounts.

•	Security services: Includes services such as the “Latch” applications, which allow consumers to remotely switch their digital services on and off.

•	Cloud computing services: These services include the Instant Servers services, Telefónica’s new global public cloud service for corporate clients. This entails high-performance virtual servers that are optimized for mobile and corporate applications (both fixed and mobile).

•	Advertising: Includes advertising products based on SMS and IT Technologies such as SMS campaigns or bulk SMS sales to corporations, mobile portals and any other advertising related activities.

•	Big Data: Includes the product “Smart Steps” which helps retailers, municipalities and public security bodies to understand the influx of people. Anonymous mobile data network and aggregates are used to calculate the influx of people in an area.

•	Future Communications: Includes “TU Go”, Movistar´ s exclusive application that lets clients have the same number on all their devices and communicate among such devices via Wi-Fi.

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Share price performance

The main European stock markets made gains in 2014 due to the general decline in risk aversion amid a gradual economic recovery in the US and to a lesser extent in Europe, and announcements of stimulus packages by central banks. The Ibex-35 (+3.7%) outperformed its peers (EStoxx-50 +1.2%; DAX +2.7%; CAC-40 -0.5%; FTSEMIB +0.2% and FTSE-100 -2.7%) on the strength of better macroeconomic prospects in Spain and a lower yield on the Spanish 10-year bond, which closed the year at 1.5% (a far cry from the 4.1% observed at year-end 2013), bringing the spread over German bonds to 104.8 basis points (218.3 at the end of 2013).

The European telecommunications sector posted profitability of 7.5%, outperforming the general DJ Stoxx 600 index by 3.1 p.p. (+4.4%), as a result of: i) corporate consolidation transactions in a number of markets, ii) better business fundamentals, driven by macroeconomic improvements and the first positive signals arising from technological transformation; monetization of mobile data and fiber, iii) expectations of a regulatory environment more conducive to investment by the new European Commission, iv) high dividend yields, and v) attractive valuations.

Against this backdrop, Telefónica shares rose by 0.7%, with total shareholder return of 7.0% including dividends distributed in 2014, to close the year at 11.92 euros per share. This was due to successful implementation of the strategy to transform Telefónica into a Digital Telco, stronger competitive positioning due to consolidation in major markets, and a gradual improvement in the trend in results, offsetting the negative currency effect observed mostly in Latin America.

By company, the best performances were produced by operators that began the year with valuation levels below the standard for the sector and that were exposed to potential corporate transactions: Orange (+57.2% - expectations of consolidation in its domestic market-) and Telecom Italia (+22.3%). KPN closed the year up 12.2%, Deutsche Telekom was up +6.6%, BT was up +5.8% and Telefónica Deutschland was up +0.7%. The negative side of things featured Portugal Telecom (-72.7% - failed investments in Banco Espirito Santo commercial paper and the adjustment to the exchange ratio of its merger with Oi as a result) and Vodafone (-7.6% after returning part of the Verizon Wireless divestment to its shareholders).

At the 2014 year end, Telefónica featured among the world’s ten largest telecommunications companies by market cap (55,514 million euros). Daily trading volume in Telefónica shares on Spain’s continuous market was 33.6 million shares.

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Research, Development and Innovation

Telefónica remains firmly committed to technological innovation as an essential tool for achieving competitive advantages, trying to anticipate market trends and differentiating its products. By introducing new technologies and developing new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.

Telefónica has developed an open innovation model for the management of technological innovation to boost the application of technical research in the development of new commercial products and services. Telefónica focuses on certain applied research and development (R&D) priorities that are aligned with its strategy. Open innovation initiatives driving this model include the creation of a venture capital fund and involvement in business collaboration forums, among others. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, among other sources, and encourages innovation in conjunction with other agents (e.g. customers, universities, public administrations, suppliers, content providers and other companies), making them “technological partners.” Within this open innovation strategy, the Open Future program was reinforced during 2014. This program is designed to connect entrepreneurs, startups, investors and public and private organizations from all over the world with a view to fostering innovation and developing viable projects.

Telefónica believes it cannot rely solely on acquired technology to differentiate its products from those of its competitors and to improve its market positioning. It is also important to encourage R&D initiatives in an effort to achieve this differentiation and make inroads in other innovation activities. The Group’s R&D policy is geared towards:

•	developing new products and services in order to win market share;

•	boosting customer loyalty;

•	increasing revenue;

•	enhancing innovation management;

•	improving business practices;

•	increasing the quality of infrastructure services to improve customer service and reduce costs;

•	promoting global products;

•	supporting open innovation; and

•	creating value from the technology generated.

In 2014, the technological innovation projects undertaken focused on sustainable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of operations in new markets and technological leadership.

Technical innovation activities are a key part of Telefónica’s strategy of creating value through latest-generation network communications and services.

In 2014, projects were undertaken to promote greater access to information technology, new services focused on new internet business models, advanced user interfaces, TV distribution, multimedia content and other added-value services leveraging on the potential of the new infrastructures. These initiatives, among others, were undertaken based on our objective of rapidly identifying emerging technologies that could have a relevant impact on our businesses and pilot testing these technologies in new services, applications and platform prototypes.

Most of our R&D activities are carried out by Telefónica Investigación y Desarrollo, S.A.U. (Telefónica I+D), a wholly-owned subsidiary, which works mainly for the lines of business. In its operations, Telefónica I+D receives the assistance of other companies and universities. Telefónica I+D’s mission is centered on

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enhancing the Company’s competitive positioning by leveraging technological innovation and product development. Telefónica I+D undertakes experimental and applied research and new product development with the overriding goal of broadening the range of services offered and reducing operating costs.

Telefónica I+D’s technological innovation activities focus on two big areas:

•	Telefónica I+D’s works on new networks, primarily in collaboration with Telefónica’s Global Resources team. These activities are related to radio access technologies and fiber; network virtualization technologies, in line with the technology trend known as software defined networks (SDN); and network optimization and zero touch developments making networks more flexible and moldable and able to adapt dynamically to new digital consumer and service requirements.

•	R&D activities to develop new products and services are conducted as part of the digital services strategy. These activities include the following:

•	Natural P2P communication of the future, using the Internet, Web 2.0 and smartphones.

•	Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.

•	Advanced solutions in emerging ITC businesses such as cloud computing, security, financial services or e-health.

•	M2M (machine-to-machine) service management associated with energy efficiency and mobility and with the Internet of Things and their adoption in the urban and industrial scenario, and as a service creation enabler.

•	Making use of user communication profiles to exploit opportunities to operate different products and business models (marketing campaigns, target marketing, contextual services, churn reduction, cross-selling, etc.).

Telefónica I+D’s also boasts scientific work groups with a more medium- to long-term focus and aims to look into opportunities relating to new networks and services and solutions to the technological challenges that arise.

In 2014, Telefónica in collaboration with the Chilean government launched a new R&D center in Chile, with focus on Internet of Things and Big Data, in the field of Smart Cities, Smart Industry and Smart Agro.

At December 31, 2014, Telefónica I+D had 652 employees (689 employees in 2013).

Total I+D expense in the Group for 2014 amounted to 1,111 million euros, up 6.2% from the 1,046 million euros incurred in 2013 (1,071 million euros in 2012). This expense represents 2.2%, 1.8% and 1.7% of the Group’s consolidated revenue for 2014, 2013 and 2012, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).

During 2014, Telefónica filed 27 new patent applications, all of them registered through the Spanish Patent and Trademark Office (OEPM), of which 25 are European applications (EP) and 2 are International applications (PCT). Additionally 2 utility models were filed, also through OEPM.

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Human Resources

Social objectives and policies

At Telefónica people are important and are the core of the business, representing one of the Group’s greatest assets. The aim is to build capacities in people, the culture and the organization in order to become a Digital Telco.

Our vision is based on three main pillars:

•	To construct and develop people’s capacity and ensure the company’s diversity strategy in its recruiting, empowering the best professionals and future leaders.

•	To accelerate the transformation of Telefónica, raising awareness regarding the necessity and urgency of this transformation.

•	To encourage the productivity of employees with a headcount that is more adapted to the business and ensures the correct management of the company’s simplification process.

Telefónica faces a great transformation in order to continue as a leader in the new digital environment. Therefore, human resources policies have been rolled out to create a work environment in which each professional contributes the best they have to offer. As a result of these policies, in the Global Climate and Commitment index that was carried out in the final months of the year, Telefónica reached 79%, with a participation percentage of 77% of the people invited. Among the aspects where Telefónica made the greatest progress, we would highlight the leadership of employees’ immediate managers and the pride of belonging to the group.

Employee training

Employee training is an absolute priority for Telefónica as it continues to evolve. In 2014 the main efforts focused on turning the company into a “Digital Telco”, with the assistance of specific training programs at Universitas Telefónica and training in new technologies, chiefly LTE and fiber.

Universitas Telefónica operates on two levels: on-site and virtual. The facilities at the Barcelona campus provided on-site training for more than 3,000 company executives, and operational training was provided locally for more than 2,000 middle managers. The Universitas lecturers traveled to the countries concerned in Latin America and Europe.

All the training facilities involved leadership programs focusing on the transformation.

The Universitas virtual platform also worked on contents in connection with the digital transformation. This led to an increase of more than 20% in digital training facilities, with more than 60,000 users availing themselves of the platform and an average user satisfaction of 4.3 out of 5.

In 2014, over 475,832 training initiatives were carried out that totaled over 3,600,000 hours of training. For the company, managing knowledge is a priority. In 2014, the total cost of training in the group amounted to over 42.1 million euros.

Managing equality within diversity

Diversity means competitive edge. Being able to draw on a professional team that is a true reflection of the societies in which we operate gives us a better understanding of our customers, enabling us to surprise them with new products that fully meet their needs. We can also offer them top-quality services, and this has the desired impact on our results.

Our Business Principles include the basic right to equality:

“We support equal opportunities and treat all persons in a fair and impartial manner, with no prejudices in respect of race, color, nationality, ethnic origin, religion, gender, sexual orientation, marital status, age, disability or family responsibilities”.

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The concept of diversity, however, reaches well beyond this - it is a fundamental value. There are many reasons why we feel diversity is a critical management variable. One reason is the need to avail ourselves of all our talent, and also the importance of other market segments, other groups different from the traditional groups of the past with substantial purchasing power, such as women, the disabled, elderly people, etc. Our goals are achieved through sound management of the diversity of our employees from more than 24 countries (four of them sit on the Board of Directors) representing more than 100 nationalities.

In terms of the male/female distribution of our total headcount, at December 31, 2014 Telefónica had 123,700 employees. There were 46,744 professional female employees, or 38% of the total, and 76,956 male employees, accounting for the remaining 62%.

In 2014 Telefónica had a total of 1,138 managers. 238 of the managers were female. Telefónica also has a female leadership program (Women in Leadership), which aims to establish a solid female leadership network through Telefónica’s companies in Europe. The goal is to foster female talent among the leaders of the sector.

Telefónica is committed to society and makes important investments related to social innovation and initiatives in favor of the disabled. Among other initiatives, we would highlight the “Telefónica Ability Awards” which recognize the companies or institutions that have incorporated the disabled into their value chains, and developed sustainable business models that integrate solutions, products, and services that meet the needs of disabled people and promote their incorporation into society.

Managing talent

Talent is a global asset, and at Telefónica we encourage it in our training programs, promoting diversity and providing the means to reconcile professional and personal life. Telefónica’s main goals are to develop the talent of its employees, give them the chance to shape their professional and personal lives, and provide them with constant support for their own personal development.

Assessment of talent produces a management talent map of the entire Company, and a structured succession plan.

It is a basic management tool that sets us apart from the rest and implements a culture of meritocracy to facilitate decision-making concerning aspects such as development, organization, compensation etc. The talent of more than 80% of our managers was assessed in 2014.

Occupational health and safety

One of Telefónica’s priorities is to offer its staff the best possible working conditions at their place of work or when they are on the move.

As per its Business Principles, Telefónica ensures staff work in a safe environment. Appropriate mechanisms are therefore in place to avoid workplace accidents, injuries and illness associated with professional activities by fully complying with prevailing regulations, implementing safe working procedures, providing training and managing occupational risks.

The Occupational Risk Management System ensures worker health and safety is at the heart of all Telefónica’s processes and services; offering an end-to-end model for rolling out joint action, procedures and policies. This system enables Telefónica to identify and disseminate practices that are proven to have an impact on staff welfare and therefore on reducing accident rates.

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Environment

Objectives and policies related to environmental management and the control of environmental risks

Telefónica has an Environmental Policy applicable to all its companies, and a Global Environmental Management System that ensures compliance with environmental aspects and extends a culture of environmental responsibility to customers. Currently over 50% of the Group companies, which represent 70% of global billing, have Environmental Management Systems in accordance with ISO 14001, certified by an external entity.

Telefónica’s environmental risks are controlled and managed by the Company’s global risk management model. Although the environmental aspects of telecommunication operations are low-intensity, the extremely disperse geography makes environmental management based on processes absolutely essential.

Telefónica has a global team of environmental management experts, who address environmental issues at local level.

Guidelines

Telefónica’s activities are regulated, in environmental matters, by local laws, especially in activities related to the network infrastructure. These activities entail obtaining environmental permits for operations, waste management, noise control, and the monitoring of electromagnetic fields, among others.

The Global Environmental Management System guarantees compliance with environmental legislation at local level, and enables checks to be extended to suppliers and contractors.

Main initiatives aimed at improving environmental quality and management results

Among the main initiatives carried out by the Group to effectively manage the environmental aspects of its operations, is the optimal selection of sites for the rollout of the network, always promoting the sharing of infrastructure with other operators (over 34,000 sites in 2014), and the development of technical adaptations to reduce the visual impact of mobile telephony antennae.

Waste produced by networks and customers, especially waste from electric and electronic equipment, is handled by approved managers in due adherence to environmental legislation and always in the following order: reduce, reuse and recycle. All group companies have waste management schemes and recycling and/or reuse initiatives to manage customer waste.

The Climate Change and Energy Efficiency Office is responsible for rolling out processes to boost energy efficiency and shrink Telefónica’s carbon footprint. The company has a structured corporate governance model and an energy manager in each country for proper management of energy and carbon. Telefónica has corporate targets for the reduction of energy and emissions: 30% of electricity consumption in the network by 2015 and 30% of CO2 by 2020; both measured by equivalent customer access. In 2014 a new energy/financial target was introduced to reduce Telefónica’s energy bill by 50 million euros by 2017 through energy-efficiency measures. In 2014 Telefónica was recognized by the Carbon Disclosure Project, the largest climate change investment index worldwide, as a sectoral leader in terms of management of energy and carbon.

These initiatives enabled Telefónica to extend its environmental responsibility to residential customers and companies, and to meet the ongoing demand by investors and shareholders for responsible environmental management.

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Liquidity and Capital Resources

Financing

In 2014, Telefónica’s financing activity was intense, executing operations through bond and loan markets for an amount of approximately 14,740 million euros.

The financing activity was mainly focused on completing the financing for the acquisition of E-Plus (via the issue of a 1,500 million euro bond mandatorily convertible into Telefónica shares and the execution of a capital increase by Telefónica Deutschland), strengthening the liquidity position, actively managing the cost of debt and smoothing the debt maturity profile for the following years. Therefore, as of December 31, 2014, the Company maintains an adequate liquidity position to meet its 2015 and 2016 debt maturities.

The main financing transactions carried out in the bond market in 2014 are as follows:

		Nominal (millions)
Item	Date	Maturity Date		Currency	Euros (1)	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bonds	03/26/14	03/26/16		200	200	EUR	Euribor 3M + 0.65%
	04/10/14	04/10/17		200	200	EUR	Euribor 3M + 0.75%
	05/27/14	05/27/22		1,250	1,250	EUR	2.242%
	06/04/14	04/10/17	(2)	100	100	EUR	Euribor 3M + 0.75%
	10/17/14	10/17/29		800	800	EUR	2.932%
SHELF Bonds	06/23/14	06/23/17		500	412	USD	Libor 3M + 0.65%
Telefónica, S.A.
Bond mandatorily exchangeable into Telecom Italia ordinary shares	07/24/14	07/24/17		750	750	EUR	6.00%
O2 Telefónica Deutschland Finanzierungs, GmbH
Bonds	02/10/14	02/10/21		500	500	EUR	2.375%

(1)	Exchange rate as at December 31, 2014.
(2)	Retap bond of the 200 million euros issuance dated on 04/10/14.

The main financing transactions carried out in the bank market in 2014 are as follows:

Item	Limit	Currency	Outstanding balance (millions of euros)	Arrangement Date	Maturity date
Telefónica, S.A.
Syndicated Tranche B (1)	3,000	EUR	—	02/18/14	02/18/19
Bilateral loan	2,000	EUR	2,000	06/26/14	06/26/17

(1)	On 02/18/14 a syndicated credit revolving facility for 3,000 million euros was signed, entering into effect on 02/25/14, canceling the syndicated credit facility dated on 07/28/10 scheduled to mature originally on 07/28/15.

Availability of funds

As of December 31, 2014, Telefónica’s liquidity, amounting to 19,414 million euros, includes: undrawn committed credit facilities arranged with banks for an amount of 11,545 million euros (10,618 million euros maturing in more than 12 months); and cash and cash equivalents and current financial assets other than those in Venezuela (367 million euros) and Telefónica’s participation in Telco’s bond (principal amount of 1,225 million euros) amounting to 7,869 million euros.

Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 12, 13 and 16 to the consolidated financial statements.

Contractual commitments

Note 18 to the consolidated financial statements provides information on firm commitments giving rise to future cash outflows and associated with purchases and services received in relation to the Company’s

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principal activity, and any operating leases for buildings and assets related to the Company’s activity, primarily.

Credit risk management

The Telefónica Group considers commercial credit risk management as a key element to achieve its sustainable revenue growth targets in a manner that is consistent with Telefónica Risk Management Policy.

This management approach relies on the active monitoring of the risk assumed and the resources necessary to grant the adequate risk-reward balance in the operations and the separation between the risk ownership areas and risk management areas. Debtors that may cause a material impact on the Group’s consolidated financial statements and those commercial propositions that – due to its target market or specific characteristics – may increase the risk profile are subject to specific management practices in order to mitigate its exposure to credit risk, according to the segment and risk profile of the customer.

Uniform policies, procedures delegation of authority and management practices are established in all Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market, including:

•	Use of statistical/expert models for accepting customers that can be used to forecast and manage the probabilities of default associated with such arrangements.

•	Tools for continually monitoring and rating the solvency and payment behavior of existing customers.

•	Internal and external collection processes aimed at optimizing debt recovery through measures that vary depending on a customer’s profile and the length of time in default.

•	Ongoing controls over and evaluation of exposure to credit risk by specific local and group committees.

This commercial credit risk management model is embedded into the Group’s decision-making processes, especially, from a day-to-day operational perspective, where credit risk assessment guides the product and service offering available for the different credit profiles.

Credit rating

At December 31, 2014, Telefónica, S.A.’s long-term issuer default rating is “BBB+/stable outlook” from Fitch, “Baa2/negative outlook” from Moody’s and “BBB/stable outlook” from Standard & Poor’s. The most recent updates on these ratings were issued by Standard and Poor’s on May 19, 2014, Fitch on March 21, 2014 and Moody’s on July 25, 2013. The only change in the long-term issuer default rating and outlook for Telefónica, S.A. during 2014 was that Standard and Poor’s revised the outlook to “stable” from “negative” on May 19, 2014.

In 2014, among the measures taken to help to protect the credit rating, it is noteworthy an intensive and prudent financing activity together with a conservative liquidity policy, the implementation of a scrip dividend (instead of cash only dividend) in November 2014, a portfolio rationalization through the total or partial sale of certain assets such as Telefonica Ireland, Telefónica Czech Republic and China Unicom, the issuance of financial instruments with high equity content to finance the E-Plus acquisition (such as bond mandatorily convertible into Telefónica shares) and the issuance of undated deeply subordinated securities as a solvency protection measure to mitigate negative impacts on our consolidated financial statements deriving from unforeseen events such as the devaluation in Venezuela.

Dividend policy

Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholder and investor expectations. Given circumstances in 2014, it was resolved to pay a dividend, via scrip dividend of approximately 0.35 euros per share in November 2014, and the Board announced its intention to take corporate actions to approve another cash dividend of 0.40 euros per share in the second quarter of 2015.

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In November 2014, Telefónica launched a scrip dividend issue to allow shareholders to choose to receive new shares in place of a cash dividend (which may be replaced by selling the associated subscription rights to the Company at a pre-established price), while enabling the Company to reduce its debt, depending on the take-up rate of the conversion.

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Treasury shares

Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

•	Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders’ Meeting resolutions.

•	Honoring previous legitimate commitments assumed.

•	Covering requirements for shares to allocate to employees and management under stock option plans.

•	Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. China Unicom or Telco S.p.A.), or acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share.

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

At December 31, 2014, 2013 and 2012, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value*	%
Treasury shares at 12/31/14	128,227,971	11.68	11.92	1,528	2.75332%
Treasury shares at 12/31/13	29,411,832	11.69	11.84	348	0.64627%
Treasury shares at 12/31/12	47,847,810	10.57	10.19	488	1.05136%

(*)	Millions of euros

Telefónica, S.A. directly owns all treasury shares in the Group at December 31, 2014.

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In 2014, 2013 and 2012 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/11	84,209,364
Acquisitions	126,489,372
Disposals	(76,569,957)
Employee share option plan	(2,071,606)
Capital reduction	(84,209,363)
Treasury shares at 12/31/12	47,847,810
Acquisitions	113,154,549
Disposals	(131,590,527)
Treasury shares at 12/31/13	29,411,832
Acquisitions	100,723,415
Disposals	(129,177)
Employee share option plan	(1,778,099)
Treasury shares at 12/31/14	128,227,971

Treasury shares purchases in 2014 amounted to 1,176 million euros (1,216 million euros and 1,346 million euros in 2013 and 2012, respectively).

Treasury shares disposed of in 2014, 2013 and 2012 amounted to 1 million euros, 1,423 million euros and 801 million euros, respectively.

The main disposal of treasury shares in 2014 are mainly due to the shares delivered to Group employees when the second phase of the Global Employee Share Plan (“the GESP”) matured (see Note 19).

The main sales of treasury shares in 2013 are as follows:

•	An agreement was reached with qualified and professional investors on March 26, 2013 whereby the Company disposed of all the treasury shares it held (90,067,896 shares) at a price of 10.80 euros per share.

•	On September 24, 2013 Telefónica, S.A. acquired from the remaining shareholders of Telco, S.p.A. 23.8% of the non-convertible bonds issued by Telco, S.p.A. (Note 13.a). The payment of this transaction consisted of the transmission of 39,021,411 treasury shares of the Company.

At December 31, 2014, Telefónica held 76 million call options on treasury shares subject to physical delivery at a fixed price (134 and 178 million options on treasury shares at December 31, 2013 and 2012, respectively), which are presented as a reduction in equity under the caption “Treasury shares”. They are valued at the amount of premium paid, and upon maturity if the call options are exercised the premium is reclassified as treasury shares together with the price paid. If they are not exercised upon maturity their value is recognized directly in equity.

The Company also has a derivative financial instrument subject to net settlement on a notional equivalent to 32 million Telefónica shares, recognized under “Current interest-bearing debt” in the accompanying consolidated statement of financial position (derivative instrument over 30 million shares in 2013 recognized under “Current interest-bearing debt” and derivative instrument over 28 million shares in 2012 recognized under “Current financial assets”).

Lastly, details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting to purchase and/or transfer treasury shares are provided hereon.

At Telefónica’s Ordinary General Shareholders’ Meeting held on June 2, 2010, the shareholders granted the Board of Directors authorization (with express powers to delegate duties to the Executive Commission, Executive Chairman, Chief Operating Officer, or any other individual to which the Board of Directors confers powers for the same purpose) for the derivative acquisition by Telefónica, S.A. – either directly or through

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any of the subsidiaries of which it is the controlling company – at any time and as many times as it deems appropriate, of fully-paid treasury shares through purchase and sale, exchange or any other legal transaction.

The minimum price or consideration for the acquisition shall be equal to the par value of the treasury shares acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the treasury shares acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for 5 years as from the date of the General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the treasury shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law (currently 10% of Telefónica, S.A.’s share capital).

The aforesaid authorization granted to acquire treasury shares may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of Group companies, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems linked to the trading price of the Company’s shares.

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Risks and uncertainties facing the company

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The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the Consolidated Financial Statements, and are as follows:

Group-related risks

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it is affected by various legislations, as well as the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the business, financial position, cash flows and/or the performance of some or all of the Group’s financial indicators.

With respect to the economic environment, the Telefónica Group’s business is impacted by overall economic conditions in each of the countries in which it operates. Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group. Factors such as high debt levels, ongoing restructuring of the banking sector, the implementation of pending structural reforms and continued fiscal austerity measures could hinder more dynamic growth in Europe and, in turn, the consumption and volume of demand for the Group’s services, which could materially adversely affect the Group’s business, financial condition, results of operations and cash flows.

The soft economic recovery in Europe together with low inflation rates, and the risk of deflation, has led and may still lead to monetary and fiscal easing from key players, with a view to creating a relatively benign scenario for Europe. In this region, the Telefónica Group generated 23.9% of its total revenues in Spain, 14.0% in the United Kingdom and 11.0% in Germany in 2014.

In addition, the Group’s business may be affected by other possible effects from the economic crisis, including possible insolvency of key customers and suppliers.

In Latin America, the most important challenge is the exchange-rate risk in Venezuela and Argentina, given the negative impact that depreciation in their currencies could have on cash flows from both countries. International financial conditions may be unfavorable and may lead to potential periods of volatility linked to the evolution of the developed financial markets (especially long-term interest rates in the United States affected by the U.S. Federal Reserve’s intervention that are not discounted in the market), an economic slowdown in Asia (a key region for Latin America) and slow progress with structural reforms projects in the majority of these countries limiting potential for higher growth rates. Among the most significant macroeconomic risk factors in the region are the high inflation rates, negative economic growth and high internal and external funding needs in Venezuela. These funding needs are significant and are affected by the recent fall in oil prices, which is the main and almost sole source of foreign currency in the country. These factors are affecting Venezuela’s competitiveness and may result in a currency devaluation. Other risks in the region are Argentina’s high level of inflation coupled with a phase of economic slowdown and weak public finances. Moreover, the recent decline in the prices of oil and other commodities could have a negative impact on the external accounts of countries such as Brazil, Chile, Peru and Colombia.

In relation to the political environment, the Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk”. For the year ended December 31, 2014, Telefónica Hispanoamérica and Telefónica Brazil represented 26.1% and 22.3% of the Telefónica Group’s revenues, respectively. Moreover, approximately 9.6% of the Group’s revenues in the telephony business are generated in countries that do not have investment grade status (in order of importance, Argentina, Venezuela, Ecuador, Nicaragua, Guatemala, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. It is also significant that, despite clear improvements in Brazil, the uncertainty surrounding the political situation, fiscal policy stimuli and a relatively high inflation rate could result in a rating downgrade that, depending on the extent of such downgrade, could result in strong exchange-rate volatility due to an outflow of investments, especially in relation to fixed-income.

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“Country risk” factors include the following:

•	government regulation or administrative policies may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approvals), which could negatively affect the Group’s business in such countries;

•	abrupt exchange-rate fluctuations may occur mainly due to high levels of inflation and both fiscal and external deficits with the resulting exchange-rate overvaluation. This movement could lead to strong exchange-rate depreciation in the context of a floating exchange rate regime, a significant devaluation off the back of abandoning fixed exchange rates regimes or the introduction of varying degrees of restrictions on capital movement. For example, in Venezuela, the official U.S. dollar to bolívar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance, with an alternative market for attracting foreign currency through the Complementary System for Administration of Foreign Currency (Sistema Complementario de Administración de Divisas or “SICAD”) regular and selective auctions. In February 2015, a new Exchange Rate Agreement was established, including the regulations for the Foreign Exchange Marginal System (SIMADI), and the Central Bank of Venezuela published on February 18, 2015 a weighted average exchange rate equal to 172.1 bolívares to the U.S. dollar for the markets referred to in chapters II and IV of such Exchange Rate Agreement. Additionally, the acquisition or use of foreign currencies by Venezuelan or Argentinean companies (in some cases) to pay foreign debt or dividends is subject to the pre-authorization of the relevant authorities. Also, the Argentinean peso, despite its recent stability, continues to be under the threat of a sustained accelerated depreciation against the U.S. dollar;

•	governments may expropriate or nationalize assets, make adverse tax decisions or increase their participation in the economy and in companies;

•	economic-financial downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries; and

•	maximum limits on profit margins may be imposed in order to limit the prices of goods and services through the analysis of cost structures. For example, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for Defense of Socioeconomic Rights.

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2014, 70% of the Group’s net debt (in nominal terms) was pegged to fixed interest rates for a period greater than one year, while 27% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2014: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 111 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, the U.S. dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 68 million euros. These calculations were made using the same balance position in each currency and same balance position equivalent at such date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 76 million euros, primarily due to the weakening of the Venezuelan bolivar and the Argentinean peso. These calculations were made using the same balance position in each currency with an impact on profit or loss at such date, including derivative instruments in place. For the year ended December 31, 2014, 22.8% of the Telefónica Group’s operating

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income before depreciation and amortization (OIBDA) was concentrated in Telefónica Brazil, 26.2% in Telefónica Hispanoamérica and 11.2% in the Telefónica United Kingdom.

The Telefónica Group uses a variety of strategies to manage these risks, mainly through the use of financial derivatives, which themselves also expose us to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of the Company’s strategic plan, the development and implementation of new technologies or the renewal of licenses as well as expansion of our business in countries where we operate may require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system and concerns regarding the burgeoning deficits of some European countries. The worsening international financial market credit conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt or arrange new debt if necessary, and more difficult to raise funds from the Group’s shareholders, and may negatively affect the Group’s liquidity. At December 31, 2014, gross financial debt scheduled to mature in 2015 amounted to 8,491 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2016 amounted to 8,407 million euros. Despite having covered gross debt maturities of 2015, 2016 and part of 2017 by available cash and lines of credit at December 31, 2014, possible difficulties in maintaining the current safety margin, or the risk that this could be significantly and unexpectedly exhausted, could force Telefónica to use resources allocated for other investments or commitments for payment of its financial debt, which could have a negative effect on the Group’s businesses, financial position, results of operations or cash flows.

In 2013 the Telefónica Group issued bonds mainly (i) in euro totaling 3,250 million euros with an average coupon of 3.690%; (ii) in dollars totaling 2,000 million U.S. dollars with an average coupon of 3.709%; and (iii) in Swiss Francs totaling 225 million Swiss francs with an annual coupon of 2.595%. The Telefónica Group also issued undated deeply subordinated securities in euros totaling 1,750 million euros with an average coupon of 6.902%; and in sterling pounds totaling 600 million sterling pounds with a coupon of 6.750%. In 2014 the Telefónica Group issued bonds mainly in the European market with a maturity of eight years totaling 1,250 million euros with an annual coupon of 2.242%, and bonds with a fifteen-year maturity totaling 800 million euros with an annual coupon of 2.932%. In addition, the Telefónica Group issued undated deeply subordinated securities in 2014 totaling 2,600 million euros with an average coupon of 5.075%.

Despite having its gross debt maturities profile covered for more than two years, obtaining financing on the international capital markets could also be restricted, in terms of access and cost, if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on the Group’s ability to meet its debt maturities.

Moreover, market conditions could make it harder to renew existing undrawn credit lines, 8% of which, at December 31, 2014, were scheduled to mature prior to December 31, 2015.

In addition, the impact of the sovereign debt crisis and the rating downgrades in certain Eurozone countries should be taken into account. Any deterioration in the sovereign debt markets, doubts about developments in European projects (such as implementation of the banking union project, the results of the elections in Europe, including Spain among others, or progress towards fiscal integration), as well as further credit restrictions by the banking sector could have an adverse effect on the Telefónica Group’s ability to access funding and/or liquidity, which could have a significant adverse effect on the Group’s businesses, financial position, results of operations and cash flows.

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Risks Relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market.

In this regards, the Telefónica Group pursues its license renewals in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.

Regulation of spectrum and government concessions

In Europe, the amendments by the EU Parliament to the Commission’s proposal on the “Digital Single Market” (the “DSM”) package of measures are currently being discussed by the European Council. The “DSM” measures include important measures affecting, inter alia, spectrum regulation. Although these measures are not yet final, they could have significant implications as they include new provisions on secondary markets, criteria to apply at auctions, renewals and terms of licenses, etc.

In addition, the main allocation criteria for the 700 MHz band of “Digital Dividend II” (the second spectrum allocation process from television operators to electronic communications services) will be defined in the coming years. This could require new cash outflows ahead of the Group’s previously anticipated schedule (it is expected that the spectrum will be available between 2018 and 2021).

Nevertheless, Germany will be the first country in Europe to award spectrum in the 700 MHz band. On January 29, 2015, the German regulator (“BNetzA”) published respective final decisions on the spectrum allocation proceedings and on the auction conditions of the 700 MHz and 1500 MHz bands. The auction will also include the spectrum corresponding to GSM licenses – the entire 900 MHz band and most of the 1800 MHz band (which will expire at the end of 2016) –. Interested bidders may submit applications by March 6, 2015. The auction (Simultaneous Multi-Round Auction) will take place in the second quarter of 2015.

On July 4, 2014, BNetzA adopted a decision concerning the frequency aspects of the Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbH & Co KG (“E-Plus”). BNetzA has instructed Telefónica Deutschland (the surviving entity after the merger takes place) to anticipate the termination of its rights of use in the 900 / 1800 MHz bands by December 31, 2015, (instead of December 31, 2016), if Telefónica Deutschland does not reacquire these frequencies at the above-mentioned auction proceeding. Both Telefónica Deutschland and E-Plus have legally challenged this BNetzA decision on August 4, 2014. The German regulator also announced that, once the auction of spectrum mentioned above mentioned is over, it will perform a frequency distribution analysis, and determine whether any additional action is needed, particularly in the area of the 2GHz spectrum band granted to Telefonica Deutschland.

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In addition, and within the framework of the conditions imposed by the European Commission in connection with the merger, the surviving entity of the merger is obliged to offer up to 2x10 MHz in the 2600 MHz as well as up to 2x10 MHz in the 2100 MHz spectrum band to one potential new mobile network operator. This offer is open to any potential new mobile network operator that had declared a respective interest by December 31, 2014, and to the operator with whom Telefónica Deutschland has signed the network access agreement (Drillisch Group).

On December 26, 2014, the Spanish Government adopted a law in which it delayed, to a maximum period ended on April 1, 2015, the effective delivery of the frequencies in the 800 MHz spectrum which are part of the “Digital Dividend” (the spectrum allocation process from television operators to electronic communications services), and which were expected to be delivered on January 1, 2015 to the already awarded mobile operators. The license term has been extended accordingly to April 24, 2031.

In the United Kingdom a significant increase in the annual license fees charged for the use of the spectrum in 900 MHz and 1800 MHz bands has been proposed by the regulator (the Office of Communications (“Ofcom”)). The outcome of it remains uncertain. Separately, the United Kingdom Government announced recently an agreement with the United Kingdom mobile operators, including Telefonica UK, under which the mobile operators would accept a 90% geographic coverage obligation for voice and text services. Given the agreement, Ofcom has agreed to consider the impact of the geographic coverage obligation on its valuation of annual fees for 900 MHz and 1800 MHz spectrum. This is expected to delay Ofcom’s decision. In addition, on November 7, 2014, Ofcom released a public consultation on the award of 2.3 GHz and 3.4 GHz bands that is expected to take place in late 2015 or early 2016.

In Latin America, spectrum auctions are expected to take place implying potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2015 are:

•	Peru: The government announced plans to auction the 700 MHz spectrum band in the first half of 2015 (three blocks of 2x15 MHz have been defined).

•	Costa Rica: Costa Rica’s government has communicated its intention to auction spectrum in the 1800 MHz and AWS bands during 2015.

•	Mexico: The Federal Institute of Telecommunications (Instituto Federal de Telecomunicaciones) (“IFT”) published its Annual Program for Frequency Use and Development 2015. The program specifies IFT’s intention to award Advanced Wireless Services “AWS” concessions during the course of 2015.

Further to the above, certain administrations may not have announced their intention to release new spectrum and may do so during the year. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Telefónica may also seek to acquire spectrum on the secondary market should opportunities arise.

In Argentina, on December 1, 2014, the Secretary of Communication through Resolution 85/2014 officially awarded Telefónica Argentina the block 1710-1720/2110-2120 for a period of 15 years and the 700 MHz block (703-713/758-768 MHz) is expected to be officially transferred to Telefónica Argentina during 2015.

In the state of São Paulo, Telefónica Brasil provides local and national long-distance Commuted Fixed Telephony Service (CFTS) under the public regime, through a concession agreement, which will be in force until 2025. In this regard, in June 27, 2014, as established in the concession agreement, the National Telecommunications Agency (Agência Nacional de Telecomunicações) (“ANATEL”) issued a public consultation for the revision of the concession agreement. Such public consultation revising the concession agreement ended on December 26, 2014 and allowed contributions on certain topics such as service universalization, rates and fees and quality of services, among others. Definitive conditions will be published in 2015.

Additionally, in Colombia the Information and Communication Technologies (“ITC”) Ministry issued a Resolution on March 27, 2014 to renew 850 MHz/1900 MHz licenses for 10 additional years. The reversion of assets and the liquidation of the concession contract will be discussed until May 2015, taking into

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consideration the terms of the contract, and the Constitutional Court’s review of Law 422 of 1998, which established the reversion of only the radio-electric frequencies.

In Peru, an application for partial renewal of the concessions for the provision of the fixed-line service for another five years has been issued, although assurance has been given by the “Ministry of Transport and Communications” (Ministerio de Transportes y Comunicaciones) in previous renewals, that the concession will remain in force until November 2027. Also, a new law has been enacted establishing mobile virtual network operator (MVNOs) and Rural Mobile Infrastructure Operators (RMIOs) in the Peruvian market.

In Mexico, in light of the constitutional reform resulting from the “Pact for Mexico” political initiative, it is expected that a publicly-owned wholesale network, which will offer wholesale services in the 700 MHz band, will be created. As of today, the funding and the marketing model of this project have not yet been determined.

Telefónica Móviles Chile, S.A. was awarded spectrum on the 700 MHz (2x10 MHz) band in March 2014. A third party provider opposed this allocation of spectrum on the basis that it would exceed the limit spectrum of 60 MHz established by a judgment of the Supreme Court of January 27, 2009. This cap was established for the AWS auction held in 2009, but not for subsequent auctions (2600 MHz and 700 MHz). In a judgment on December 31, 2014, the court of appeals rejected the third party claim. Consequently, the regulator is in a position to adopt a Decree awarding the concession to Telefónica.

The consolidated investment in spectrum acquisitions and renewals in 2014 amounted to 1,294.2 million euros.

The Company’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges

In terms of roaming, the regulated “Eurotariffs” were reduced on July 1, 2014 (in the wholesale market, the price of data was reduced by 67%, the price of call by 50%; and in the retail market, the price of data was reduced by 55%, the price of outgoing voice call by 21%, the price of incoming voice call by 28% and the price of outgoing texts by 25%), as per the regulation approved in 2012. The structural roaming solutions which could lead to a price decrease in the intra-European Union roaming services also took effect in July 2014. Furthermore, the package of DSM measures mentioned above, which is under discussion, also includes a proposal to eliminate European Union roaming charges as of a yet to be determined date. However, the European Parliament proposed the “end of roaming” by December 15, 2015 in a proposal known as “Roaming Like at Home”.

The decreases in wholesale mobile network termination rates (“MTR”) in Europe are also noteworthy. In the United Kingdom, wholesale MTRs have been reduced to 0.845 ppm (pence/minute) from April 1, 2014 (representing a 0.3% reduction compared to the previous rates). In a consultation document published in June 2014, Ofcom has proposed a further reduction to 0.545 ppm, from April 1, 2015.

In Germany, on September 3, 2014, the BNetzA adopted a proposal to reduce MTRs. The new prices will gradually decrease to 0.0172 euro/minute from December 1, 2014, and in a second stage, from 0.0172 euro/minute to 0.0166 euro/minute from December 1, 2015 until the end of November 2016. The European Commission has requested that the German regulator withdraw or amend its latest decision on mobile termination rates, in force as at the date of this Annual Report. There is a risk that the European Commission will initiate infringement proceedings against Germany, and rates may be further reduced.

In Spain, the National Regulatory & Competition Authority (Comisión Nacional de los Mercados y la Competencia) has adopted a final decision on the third round analysis of the wholesale market for fixed call termination. From November 1, 2014, a symmetric fixed termination rate (“FTR”) of 0.0817 euro cents/minute applies, based on pure bottom-up long run incremental costs (“BU-LRIC”) meaning that billing must be entirely conducted on a “per second” basis, without a peak/off-peak differentiation. The decision

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therefore eliminates the asymmetry in FTRs that existed since 2006 when alternative network operators were allowed to charge up to 30% above Telefónica’s per minute local FTR. It also brings forth an important reduction in average termination prices for Telefónica (by 80%) in comparison to the former applicable tariffs.

In Latin America, there are also moves to review MTRs leading to these being reduced. Thus, for example, developments in Mexico are among the most relevant, where the IFT has declared the América Móvil Group a preponderant operator in the telecommunications market. As a result, on March 26, 2014, it introduced, among others, special regulations on asymmetric interconnection rates. In that sense, the Federal Telecommunications and Broadcasting law, effective as of August 13, 2014, imposed several obligations on the preponderant operator, which are quite extensive and, in principle, potentially significantly beneficial to Telefónica’s competitive position, particularly with regards to the measures imposed on preponderant operators (to the extent they nominally retain such qualification). With regards to MTR, Telefónica México filed an administrative appeal against the 2011 resolutions of the Federal Telecommunications Commission of México (Cofetel) regarding mobile network termination rates (representing a 61% reduction compared to the previous rates). As of the date of this Annual Report, no ruling has been made on this appeal. Recently, IFT determined the mobile termination rates for 2012, and Telefónica México filed an injunction against this rate. Once these appeals have been concluded, the rates applied may be further reduced retroactively. As of the date of this Annual Report, IFT has not approved the termination rates for 2013, 2014 or 2015 for Telefónica México.

In Brazil, at the end of 2012, ANATEL launched the “Plano Geral de Metas de Competição” (“PGMC”) regarding fixed-mobile rate adjustment reductions until February 2016 and amending the previous reduction conditions (75% of the 2013 rate in 2014 and 50% of the 2013 rate in 2015). In order to complement reductions and approach the cost of the services according to a financial cost model, on July 7, 2014, ANATEL published reference values for MTR taking effect from 2016 to 2019. Such reductions are approximately 44% per year. Furthermore, there are several legislative initiatives that aim to abolish the basic fee of fixed-telephony service. “Price protection” practices (reimbursement of differences in prices of a product to customers if this falls within a relative short period of time) may also have a negative impact in Telefónica Brasil, in both economic and image terms.

In Chile, a tariff decree was issued to set fixed-line termination charges for the 2014-2019 periods. The new tariff entered into effect on May 8, 2014 and applies a reduction of 37% in prices against those charged for the period prior to such tariff. A tariff decree has been issued for mobile networks covering the 2014-2019 five-year period. Such tariff decree entered into effect on January 25, 2014 and implies a reduction of 74.7% with respect to the previous rates. After a review by the general comptroller (Contraloría General) an additional 1.7% reduction was approved on May 27, 2014.

In Ecuador the rate-related risks relate to a reduction in rural and urban telephony charges, a reimbursement of top-up balances, as well as rounding to the nearest minute.

The implementation of the Enabling Act (Ley Habilitante) in Venezuela also confers full powers to the President to implement price control measures. Under this Act, in January 2014, an organic fair price law was issued, which caps the revenue of related enterprises at 30% of their operating costs. In relation to MTRs with the national operator of reference (Compañía Anónima Nacional Teléfonos de Venezuela) (“CANTV”), these have been reduced by 6% compared to the previous rates. In November 2014, near the end of the term allowing the enactment of laws autonomously granted to the President of the Republic, new important decree-laws were enacted, in particular, the Reform of the Law on Foreign Investment, in which, among other things, new requirements for the return of foreign investment were established; the Reform of the Antitrust Law, which was predominantly aimed at enhancing monopoly control regulation and increasing penalties for infringement; and the Reform of the Exchange Crimes Law, which increased economic sanctions.

In Colombia, on December 30, 2014, the Colombian regulator (“CRC”) enacted Resolution 4660 establishing a gradual reduction for MTRs. The glide path initiates in 2015 in 32.88 Colombian pesos per minute representing a decrease of 41.7% and then descends approximately 42.2% in 2016 and 42.2% in 2017 (each such reduction being as compared to the previous year). This regulatory measure also imposes asymmetric MTRs to the dominant provider (the América Móvil Group), imposing the final rate established in the glide path from 2015 to 2017. The CRC also regulated the charges for national roaming and the SMS termination

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rates, setting a reduction of 41.5% in 2015, 39.6% in 2016 and 43.3% in 2017 (each such reduction being as compared to the previous year).

Regulation of universal services

Further to its formal obligation to review the scope of the Universal Service Directive (the set of basic electronic communication services whose provision is guaranteed to any user requesting it, regardless of its location, with a specified quality at an affordable price), the European Commission is expected to undertake a public consultation in the months following the date of this Annual Report, which may include both the potential inclusion of broadband in its scope and a possible reduction of some of the current universal service obligations. Depending on the terms that will be set forth in the new regulation, implementation at a local level could lead to higher costs for both the universal service provider and the operators forced to finance the universal service.

The last Plano Geral de Metas de Universalização (“PGMU”) was published in Brazil on June 30, 2011 and applies to the 2011-2015 period. This sets goals for public phones, low cost fixed-lines and coverage density in rural and poor areas with 2.5GHz/450 MHz. Also according to such PGMU, the assets assigned to the provision of the services described in the public concession agreement are considered reversible assets. In 2014, ANATEL issued a public consultation with its proposals for the 2015-2020 period universalization targets. The agency’s proposal focuses on reducing the distance between public telephones and backhaul’s expansion.

Regulation of fiber networks

In December 2014, the Spanish National Regulatory & Competition Authority (Comisión Nacional de los Mercados y la Competencia) has conducted a public consultation on the regulatory obligations for broadband market regulation in Spain. As a result of this consultation, the new regulation that will apply to NGN (Next Generation Networks) could be approved in the fourth quarter of 2015 and will last for at least three years. This could increase Telefónica’s regulatory obligations in Spain and the ability of other operators to compete in such market.

In Colombia, the regulatory authority CRC published a regulatory project for transmission capacity between municipalities through fiber networks or connectivity to impose open network and elements access through a mandatory offer for those enterprises that have overcapacity and have some unused installed network elements. This project will be discussed in the first half of 2015.

Regulations on privacy

In Europe, a new Data Protection Regulation is undergoing the European legislative process which, as the date of this Annual Report, is not expected to end before mid-2015. This could lead to certain critical provisions laid down in the current draft of the regulation (presently under debate) being worded in such a way that stops or hinders Telefónica from launching some services, that focus on the processing of personal data.

In Brazil, triggered by the approval of Civil Rights Framework for Internet Governance, which provides certain generic rules about data protection, the Ministry of Justice could in the near future, adopt the final version of the Draft Personal Data Protection Act. This could lead to a greater number of obligations for operators in relation to the collection of personal data of telecom services users and further restrictions on the treatment of such data.

Regulation of functional separation

The principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operates could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators (in specific cases and under exceptional conditions) forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

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Regulation of network neutrality

In Europe, national regulators are seeking to strengthen their supervision of operators with regard to the blocking of access, discrimination of applications or Internet service quality. The European Parliament and the Council are simultaneously debating the draft of the European DSM Regulation proposed by the European Commission that, among other things, deals with the principle of network neutrality. The regulation of network neutrality could directly affect possible future business models of Telefónica and may affect the network management or differentiation of characteristics and quality of Internet access service.

Telefónica is present in countries where net neutrality has already been ruled, such as Chile, Colombia, Peru and more recently Brazil, but this remains a live issue and with varying degrees of development in other countries where it operates. In Germany, the Economy Minister withdrew a draft law that it published on June 20, 2013, to regulate net neutrality, especially with regard to the blocking and discrimination of content and Internet services. It plans to submit a new draft after the EU has settled on a position on net neutrality within the DSM approach, which might occur in early 2015. In addition, one German region (Bundesland of Thuringia) has passed a new law (which applies only in such region) with the aim that broadcasting and tele-media may not be blocked, limited or treated differently from other data traffic.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

For a detailed description of these regulations see Appendix VII of the Consolidated Financial Statements “Key Regulatory Issues and Concessions and Licenses Held by the Telefónica Group”.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and the United Kingdom Bribery Act of 2010 (the “Bribery Act”), and economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could have a material adverse effect on the Group’s business, reputation, results of operations and financial condition.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Company may not be able to adequately foresee and respond to technological changes and sector trends.

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In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 1,111 million euros and 1,046 million euros in 2014 and 2013, respectively; representing an increase of 6.2% from 1,046 million euros in 2013. These expenses represented 2.2% and 1.8% of the Group’s consolidated revenue, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (OECD) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the Company’s operations, and may cause legal contingencies or damages to the Company’s image in the event that inappropriate practices are produced by a participant in the supply chain.

As of December 31, 2014, the Telefónica Group depended on six handset suppliers and 11 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements, or otherwise have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

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Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

The telecommunications industry may be affected by the possible effects of electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between certain expert groups and public health agencies, including the World Health Organization (WHO), that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairment in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. For example, with respect to the investment in Telco, S.p.A. (“Telco”), value adjustments were made in fiscal years 2013 and 2014 with a negative impact of 267 million euros and 464 million euros, respectively.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer

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data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse impact on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, regarding tax and antitrust claims, the Telefónica Group has open judicial procedures in Peru concerning the clearance of previous years’ income tax, for which a contentious-administrative appeal is currently pending; as well as in Brazil, with CADE’s (Conselho Administrativo de Defesa Ecônomica) resolution with regard to the acquisition of a 50% stake in Vivo and with certain open tax procedures, primarily relating to the CIMS (a Brazilian tax on telecommunication services). Further details on these matters are provided in the Note 21 of the Consolidated Financial Statements.

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Trend evolution

Telefónica is an integrated diversified telecommunications group that offers a wide range of services, mainly in Europe and Latin America. Its core business is the provision of fixed and mobile telephony, broadband, internet, data, pay TV and value-added services, among others. The Group’s operations in 25 countries, managed through a regional organization geared towards certain businesses in global units, enable it to leverage the strong local positioning, as well as the advantages afforded by its scale.

As a multinational telecommunications company that operates in regulated markets, Telefónica is subject to different laws and regulations in each of the jurisdictions in which it provides services. Among other developments, Telefónica may face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.

Telefónica faces intense competition in the vast majority of the markets where it operates in, and is therefore subject to the effects of actions taken by its competitors. The intensity of the competition may deepen which could have an impact on tariff structures, consumption, market share and commercial activity and negatively affect the number of customers, revenues and profitability.

However, Telefónica believes that it is in a strong competitive position in most of the markets where it operates, which it expects to help enable it to continue taking advantage of the growth opportunities that arise in these markets, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses.

In 2014, Telefónica took a further step towards its transformation into a leading digital telecommunications company, in a sector which we believe still offers excellent growth potential. Digital capacities were boosted, new products were developed, and new business models were set up. This was achieved as a result of a transformation drive implemented throughout the Company.

2013 marked a turning point with the launch of a multinational program, “Be More”, focused on transformation and growth and the deleveraging of our business in Ireland, Czech Republic and 40% of Central America. This program aims to take advantage of our customer insight, the capture of future Business to Business (B2B) opportunities, further data monetization of our services and reinforcing our video business. In addition, we will seek to simplify our operating model and increase investments in fiber and LTE, transforming the IT in our operating business. In 2014, we made progress in the transformation process of Telefónica, simplifying the Company and building the bases for a new organization, simplifying operations, making provisions for a leaner staffing at a number of group operators and making key changes to our structure.
We believe that both the completion of the consolidation of our operations in Germany and the acquisition of GVT in Brazil (which is still pending approval by the regulator), which entail structural changes to the Company’s positioning in two of its largest markets, points to, and strengthens, our capacity for future growth.

The pace of addition of high-value customers was stepped up in 2014, with more than 21 million new smartphones, 1.5 million new Pay TV accesses and 927 new fiber accesses. We believe these figures indicate a growing generalization of usage-intensive data and content services.

Intense commercial activity in the area of high-value services was attributable mainly to greater investment, which allowed us to double the size of our FTTH network to 14.7 million premises passed, securing LTE coverage of 41% of the outdoor population in the regions where we operate, thereby increasing the number of LTE base stations to more than 20 thousand in 2014 (2.2X compared to 2013).

Telefónica Spain showed a change in trend due to the in-depth transformation process rolled out by the company to steady the pace of the year-on-year fall in revenue, with the assistance of intense commercial activity, especially in terms of fiber and Pay TV. “Movistar Fusión” continued to grow steadily mainly as a result of the offering of the new bundled portfolio including TV in almost all our portfolio with a competitive price from 60 euros/month, which continued to attract customers to value-added offers.

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Telefónica United Kingdom continued to work on the deployment of its LTE network, reaching 58% outdoor coverage at year-end, keeping the focus on offering a positive network experience and an exclusive content proposition to 4G customers. The operator is still migrating its high-value customers to LTE, with a view to boosting the network experience and customer satisfaction. Telefónica United Kingdom continues to deliver a good commercial performance with its “Refresh” offer, helping improve the market distribution dynamics towards more efficient channels.

On August 29, 2014 the Company was given the green light from the European Commission to purchase the E-Plus Group, and the transaction was completed on October 1, 2014. The E-Plus Group has been part of Telefónica Deutschland since that date. The new company is intent on becoming Germany’s leading digital telecommunications company, and aims to secure synergies of more than 5 billion euros of present value, mainly produced by the network, customer service, overheads and new opportunities for generating income.

Telefónica Germany continued to perform well in 2014, mainly in the mobile contract segment, thanks to a strategy focusing on data monetization. This performance was achieved against a more competitive backdrop with growing demand for LTE offers and terminals. Year-on-year revenue stabilized, and mobile revenue rose again year-on-year.

As part of the transformation process, embarked by the Group, a significant provision was recorded for E-Plus in connection with the planned downsizing of its staffing, which aims to lay the foundations for future growth.

In Brazil, we consolidated the leadership in the higher-value mobile segments, maintaining our dominance of the market. The Company was awarded one of the three blocks of radioelectric spectrum for LTE auctioned in the 700 MHz band (2x10 MHz) on September 30, 2014, for the minimum reserve price of the block (approximately 619 million euros at that date). This gave Telefónica Brazil the spectrum it needed to expand the 4G services in the medium and long term, and accelerate adoption of data (in 2014, data revenue accounted for 34.3% of the total).

In the fixed business, fiber deployment was key, with 14.7 million premises passed by December 2014, and the number of connected homes gradually rose to 1.8 million.

On September 19, 2014 the Company entered into an agreement with Vivendi to purchase GVT, with a view to creating an integrated operator with national coverage focused on higher-value customers to give a major boost to the Company’s market positioning. The purchase is pending approval by the regulator.

Strong commercial activity by Telefónica Hispanoamérica, along with robust investment to improve service quality, continued to drive steady year-on-year growth of revenue and OIBDA, especially in Mexico, Colombia and Peru.

In summary, in the context of intense competition and regulatory pressure on pricing, Telefónica aims to continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client and staying ahead of trends in the new digital world.

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Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2014 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

On January 9, 2015, Telefónica Europe, B.V. made an early repayment for 844 million US dollars (695 million euros) of its bilateral loan on supplies signed on August 28, 2012 and originally scheduled to mature on October 31, 2023. This loan was guaranteed by Telefónica, S.A.

On January 15, 2015, Telefónica Emisiones, S.A.U. redeemed 1,250 million US dollars (1,068 million euros) of its notes, issued on July 6, 2009. The notes were guaranteed by Telefónica, S.A.

On January 30, 2015, the 375 and 100 million euros loan facilities arranged between Telefónica Finanzas, S.A.U. and the European Investment Bank (EIB) matured as scheduled. These loans were guaranteed by Telefónica, S.A.

On February 19, 2015, Telefónica, S.A. signed a 2,500 million euros syndicated credit facility maturing in 2020, with two twelve month extension options requiring mutual agreement of the parties (which could extend the maturity to as late as 2022). This agreement entered into effect on February 26, 2015 and allowed us to cancel in advance the syndicated loan facility of Telefónica Europe, B.V. dated on March 2, 2012 with two tranches of 756 million euros and 1,469 million pounds sterling originally scheduled to mature in 2017. On the same date, Telefónica, S.A. signed an amendment to its 3,000 million euros syndicated credit facility arranged on February 18, 2014 maturing in 2019 in which the parties mutually agreed two twelve month extension options (which could extend the maturity to as late as 2021).

Exclusive negotiations with Hutchison Whampoa Group

On January 23, 2015 Telefónica and Hutchison Whampoa Group agreed to enter into exclusive negotiations for the potential acquisition by the latter of Telefónica’s subsidiary in the United Kingdom (O2 UK) for an indicative price in cash (firm value) of 10.25 billion pounds (approximately 13.5 billion euros); composed of (i) an initial amount of 9.25 billion pounds (approximately 12.2 billion euros) which would be paid at closing and (ii) an additional deferred payment of 1.0 billion pounds (approximately 1.3 billion euros) which would be paid once the cumulative cash flow of the combined company in the UK has reached an agreed threshold.

The exclusivity period will last several weeks, allowing Telefónica and Hutchison Whampoa Group to negotiate definitive agreements, while Hutchison Whampoa Group completes its due diligence over Telefónica’s subsidiary in the United Kingdom (O2 UK).

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Annual Corporate Governance Report for Listed Companies

A. Ownership structure

A.1.	Complete the following table on the company’s share capital:

Date of last modification	Share capital (€)	Number of shares	Number of voting rights
2014-12-09	4,657,204,330.00	4,657,204,330	4,657,204,330

Indicate whether different types of shares exist with different associated rights:

No

A.2.	List the direct and indirect holders of significant ownership interests in your organization at year-end, excluding directors:

Name or corporate name of shareholder	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	291,194,876	13,132	6.25%
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	0	244,647,885	5.25%
Blackrock, Inc.	0	177,257,649	3.81%

Name or corporate name of indirect holder	Through: Name or corporate name of the direct holder	Number of voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	13,132
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Caixabank, S.A.	244,604,533
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Vidacaixa, S.A. Seguros y Reaseguros	43,352
Blackrock, Inc	Blackrock Investment Management (UK)	177,257,649

Indicate the most significant movements in the shareholder structure during the year:

Name or corporate name of shareholder	Date of transaction	Description of transaction
—	—	—

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A.3.	Complete the following tables on company directors holding voting rights through company shares:

Name or corporate name director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. César Alierta Izuel	4,545,928	0	0.10%
Mr. Isidro Fainé Casas	523,414	0	0.01%
Mr. José María Abril Pérez	97,288	111,481	0.00%
Mr. Julio Linares López	430,923	1,941	0.01%
Mr. José María Álvarez-Pallete López	335,260	0	0.01%
Mr. José Fernando de Almansa Moreno-Barreda	19,562	0	0.00%
Ms. Eva Castillo Sanz	99,863	0	0.00%
Mr. Carlos Colomer Casellas	49,360	63,190	0.00%
Mr. Peter Erskine	73,111	0	0.00%
Mr. Santiago Fernández Valbuena	111,210	0	0.00%
Mr. Alfonso Ferrari Herrero	603,105	20,057	0.01%
Mr. Luiz Fernando Furlán	35,031	0	0.00%
Mr. Gonzalo Hinojosa Fernández de Angulo	47,725	197,474	0.01%
Mr. Pablo Isla Álvarez de Tejera	9,067	0	0.00%
Mr. Antonio Massanell Lavilla	2,413	0	0.00%
Mr. Ignacio Moreno Martínez	13,076	0	0.00%
Mr. Francisco Javier de Paz Mancho	57,024	0	0.00%

Name or company name of indirect shareholder	Through: Name or company name of direct shareholder	Number of voting rights
Mr. José María Abril Pérez	Other shareholders of the company	111,481
Mr. Julio Linares López	Other shareholders of the company	1,941
Mr. Carlos Colomer Casellas	Other shareholders of the company	63,190
Mr. Alfonso Ferrari Herrero	Other shareholders of the company	20,057
Mr. Gonzalo Hinojosa Fernández de Angulo	Other shareholders of the company	197,474

% of total voting rights held by the Board of Directors
		0,16%

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Complete the following tables on share options held by directors:

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	Equivalent number of shares	% total voting rights
Mr. César Alierta Izuel	972,417	0	1,519,401	0.02%
Mr. Julio Linares López	13,878	0	21,686	0.00%
Mr. José María Álvarez-Pallete López	572,131	0	893,955	0.01%
Mr. Santiago Fernández Valbuena	1,311,223	0	1,486,287	0.03%

A.4.	Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are insignificant or arise from ordinary trading or exchange activities:

Name or company name of related party	Type of relationship	Brief description
—	—	—

A.5.	Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are insignificant or arise from ordinary trading or exchange activities:

Name or company name of related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of its Group Companies), with Telefónica, S.A. and with Caixabank, S.A., in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Fundación Bancaria Caixa d’ Estalvis i Pensions de Barcelona, “la Caixa”	Corporate	Joint shareholding of Caixabank, S.A. with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or any of its Group Companies), in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C., Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Fundación Bancaria Caixa d’ Estalvis i Pensions de Barcelona, “la Caixa”	Corporate	Joint shareholding of Finconsum, Establecimiento Financiero de Crédito, S.A.U. (subsidiary of CaixaBank, S.A.) with Telefónica, S.A., in Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.

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Fundación Bancaria Caixa d’ Estalvis i Pensions de Barcelona, “la Caixa”	Corporate	Joint shareholding of Caixa Card 1 Establecimiento Financiero de Crédito, S.A.U. with Telefónica Digital España, S.L., and with Banco Santander, S.A., in Yaap Digital Services, S.L.

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A.6.	Indicate whether any shareholders’ agreements have been notified to the company pursuant to Articles 530 and 531 of the Corporate Enterprises Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish). Provide a brief description and list the shareholders bound by the agreement, as applicable:

Yes

Shareholders bound by agreement
Telefónica, S.A.
China Unicom (Hong Kong) Limited

% of share capital affected
1.38%

Brief description of the agreement:

See Section H “Other Information of Interest”, Note 3 to Section A.6.

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable:

No

Shareholders involved in concerted action	% of share capital affected	Brief description of the concerted action
—	—	—

Expressly indicate any amendments to or termination of such agreements or concerted actions during the year:

—

A.7.	Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with Article 4 of the Spanish Securities’ Market Act (Ley del Mercado de Valores). If so, identify:

No

Name or corporate name

—

Remarks

—

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A.8.	Complete the following tables on the company’s treasury shares:

At year end:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
128,227,971	0	2.75%

(*)	Through:

Name or corporate name of direct shareholder	Number of shares held directly
—	—

Total

Give details of any significant changes during the year, in accordance with Royal Decree 1362/2007:

Date of notification	Total number of direct shares acquired	Total number of indirect shares acquired	% of total share capital
2014/01/29	47,122,215	0	1.04%
2014/07/01	46,011,480	0	1.01%

A.9.	Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting authorizing the Board of Directors to repurchase or transfer the treasury shares:

At Telefónica’s Ordinary General Shareholders’ Meeting held on May 30, 2014, the shareholders resolved to renew the authorization granted at the General Shareholders’ Meeting of June 2, 2010, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:

“A) To authorize, pursuant to the provisions of Section 144 et seq., of the Spanish Companies Act (Ley de Sociedades de Capital), the derivative acquisition by Telefónica, S.A. -either directly or through any of the subsidiaries- at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.

The minimum price or minimum value consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum value consideration shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and any of its subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the market on which the shares of Telefónica,S.A. are traded shall also be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of their option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

B) To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the

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Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

C) To deprive of effect, to the extent of the unused amount, the authorization granted under Item III on the Agenda by the shareholders at the Ordinary General Shareholders Meeting of the Company on June 2, 2010”.

A.10.	Indicate, as applicable, any restrictions on the transfer of securities and/or any restrictions on voting rights. In particular, indicate any type of restrictions that could impose obstacles to the takeover of the company by means of share purchases on the market:

Yes

Description of the restrictions

See Section H “Other Information of Interest”, Note 4 to Section A.10

A.11.	Indicate whether the General Shareholders’ Meeting has agreed to take neutralization measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.

No

If applicable, explain the measures adopted and the terms under which these restrictions may be lifted:

—

A.12.	Indicate whether the company has issued securities not traded in a regulated market of the European Union.

Yes

If so, identify the various classes of shares and, for each class of shares, the rights and obligations they confer.

The shares of Telefónica, S.A. are traded on the Spanish Continuous Markets, as well as on the markets of New York, London, Lima and Buenos Aires, and all shares have the same characteristics, rights and obligations.

On the stock markets of New York and Lima, Telefónica, S.A.’s shares are traded via American Depositary Shares (ADSs), representing each ADS one share in the Company.

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B.	General Shareholders’ Meeting

B.1.	Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company’s By-laws. Describe how it differs from the system of minimum quorums established in the Corporate Enterprises Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish).

No

B.2.	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework established in the LSC:

No

Describe how they differ from the rules established in the LSC.

—

B.3.	Indicate the rules governing amendments to the company’s By-laws. In particular, indicate the majorities required to amend the By-laws and, if applicable, the rules for protecting shareholders’ rights when changing the By-laws.

The Articles of Association and the Rules of Procedure of the Telefónica General Meeting of Shareholders award to the General Meeting of Shareholders the power to amend the Articles of Association (articles 15 and 5, respectively), referring otherwise to the applicable legal provisions.

The procedure to amend the Articles of Association is set down in articles 285 and thereafter in the Corporate Enterprises Act, and requires approval by the General Meeting of Shareholders with the majorities foreseen in articles 194 and 201 of the aforementioned Act. In particular, if the General Meeting is held to deliberate amendments to the Articles of Association, including capital increases and decreases, eliminating or limiting the right to first refusal to buy shares, and the transformation, merger, spin-off and global conveyance of assets and liabilities and transferring the registered office abroad, shall be necessary, at the first call, these decisions require the attendance of shareholders or representatives of shareholders representing at least fifty percent of the subscribed capital with voting rights. If there is not a sufficient quorum, a General Meeting will be held where the attendance of at least twenty five percent of the subscribed stock capital with voting rights. Where the shareholders in attendance represent less than fifty percent of the subscribed capital with voting rights, the decisions referred to in the paragraph above may only be validly adopted with the vote in favour of at least two thirds of the capital presented or represented at the Meeting.

Pursuant to the provisions of article 286 of the Corporate Enterprises Act, in the event the Articles of Association are amended, the Directors or, where applicable, the partners tabling the proposal must write the full text of their proposal amendment, and a written report to justify the change, which must be made available to the shareholders for the General Meeting called to deliberate on said amendment.

Furthermore, and pursuant to article 287 of the Corporate Enterprises Act, the announcement of a meeting of the General Assembly should explicitly state with due clarity the points to be amended, and mention the right of all partners to examine the full text of the proposal amendment and the report at the company’s headquarters, and to request the delivery or sending of said documents free of charge.

Article 291 of the Corporate Enterprises Act set out that where changes to the Articles of Association involve new obligations for the partners the affected parties must give their consent to the decision. Equally, if the amendment directly or indirectly affects a class of shareholders, or part thereof, the provisions of article 293 of the aforementioned Act must be applied.

The voting procedure on proposals is governed by article 197 bis of the Corporate Enterprises Act and by Telefónica’s internal regulations (in particular, article 23 of the Rules of Procedure of the General Assembly).

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These states, i.a., that in case of amending the Articles of Association, each substantially independent article of group of articles shall be voted on separately.

B.4.	Indicate the attendance figures for the General Shareholders’ Meetings held during the year:

	Attendance data
Date of general meeting			% remote voting
	% attending in person	% by proxy	Electronic means	Other	Total
2013/05/31	6.53%	47.35%	0.01%	0.59%	54.48%
2014/05/30	5.66%	48.65%	0.01%	0.48%	54.80%

B.5.	Indicate whether the bylaws impose any minimum requirement on the number of shares required to attend the General Shareholders’ Meetings:

Yes

Number of shares required to attend the General Shareholders’ Meetings	300

B.6.	Indicate whether decisions involving a fundamental corporate change (“subsidiarization”, acquisitions/disposals of key operating assets, operations that effectively entail the company’s liquidation…) must be submitted to the General Shareholders’ Meeting for approval or ratification even when not expressly required under company law.

Yes

—

B.7.	Indicate the address and mode of accessing corporate governance content on your company’s website as well as other information on General Meetings which must be made available to shareholders on the website.

Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfills both the technical requirements for access to the Company’s website and the requirements on the content thereof (including information on the General Shareholders’ Meetings) through direct access from the homepage of Telefónica, S.A. (www.telefónica.com) in the section “Shareholders and Investors” (http://www.telefonica.com/en/shareholders-investors/jsp/home/home.jsp), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Telefónica website, except for certain specific documents, is available in two languages: spanish and english.

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C.	Company management structure

C.1.	Board of Directors

C.1.1.	List the maximum and minimum number of directors included in the bylaws:

Maximum number of directors	20
Minimum number of directors	5

C.1.2.	Complete the following table with board members’ details:

Name or corporate name of director	Representative	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. César Alierta Izuel	—	Chairman	1997/01/29	2012/05/14	Resolution approved at General Shareholders’ Meeting
Mr. Julio Linares López	—	Vice Chairman	2005/12/21	2011/05/18	Resolution approved at General Shareholders’ Meeting
Mr. José María Abril Pérez	—	Vice Chairman	2007/07/25	2013/05/31	Resolution approved at General Shareholders’ Meeting
Mr. Isidro Fainé Casas	—	Vice Chairman	1994/01/26	2011/05/18	Resolution approved at General Shareholders’ Meeting
Mr. José María Álvarez-Pallete López	—	Chief Operating Officer	2006/07/26	2012/05/14	Resolution approved at General Shareholders’ Meeting
Mr. Peter Erskine	—	Director	2006/01/25	2011/05/18	Resolution approved at General Shareholders’ Meeting
Ms. Eva Castillo Sanz		Director	2008/01/23	2013/05/31	Resolution approved at General Shareholders’ Meeting
Mr. Luiz Fernando Furlán	—	Director	2008/01/23	2013/05/31	Resolution approved at General Shareholders’ Meeting
Mr. Chang Xiaobing	—	Director	2011/05/18	2011/05/18	Resolution approved at General Shareholders’ Meeting
Mr. José Fernando de Almansa Moreno-Barreda	—	Director	2003/02/26	2013/05/31	Resolution approved at General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Director	2002/04/12	2012/05/14	Resolution approved at General Shareholders’ Meeting
Mr. Carlos Colomer Casellas	—	Director	2001/03/28	2011/05/18	Resolution approved at General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Director	1995/04/21	2011/05/18	Resolution approved at General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Director	2002/04/12	2012/05/14	Resolution approved at General Shareholders’ Meeting
Mr. Ignacio Moreno Martínez	—	Director	2011/12/14	2012/05/14	Resolution approved at General Shareholders’ Meeting
Mr. Santiago Fernández Valbuena	—	Director	2012/09/17	2013/05/31	Resolution approved at General Shareholders’ Meeting
Mr. Alfonso Ferrari Herrero	—	Director	2001/03/28	2011/05/18	Resolution approved at General Shareholders’ Meeting
Mr. Francisco Javier de Paz Mancho		Director	2007/12/19	2013/05/31	Resolution approved at General Shareholders’ Meeting

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Total number of directors	18

Indicate any board members who left during this period:

—

C.1.3.	Complete the following tables on board members and their respective categories:

EXECUTIVE DIRECTORS

Name or corporate name of director	Committee proposing appointment	Post held in the company
Mr. César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman
Mr. José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer (C.O.O.)
Mr. Santiago Fernández Valbuena	Nominating, Compensation and Corporate Governance Committee	Chief Strategy Officer

Total number of executive directors		3
% of the board		16.67%

EXTERNAL PROPRIETARY DIRECTORS

Name or Corporate Name Director	Committe proposing appointment	Name or corporate name of significant shareholder represented or proposing appointment
Mr. José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Ignacio Moreno Martínez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Chang Xiaobing	Nominating, Compensation and Corporate Governance Committee	China Unicom (Hong Kong) Limited

Total number of proprietary directors		5
% of the board		27.78%

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INDEPENDENT EXTERNAL DIRECTORS

Name or Corporate name of Director	Profile
Mr. Alfonso Ferrari Herrero	Industrial Engineer. He was formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State- owned company MERCASA.
Mr. José Fernando de Almansa Moreno-Barreda	Law Graduate. Joined the diplomatic corps in 1974 and was appointed by His Majesty the King Juan Carlos I as Chief of the Royal Household in 1993, with the rank of Minister, and is currently Personal Adviser to His Majesty the King Juan Carlos I.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. He was formerly Chairman and CEO of Cortefiel Group
Mr. Carlos Colomer Casellas	Graduate in Economics. He was Chairman of the Colomer Group until 2013
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). Chairman and CEO of Inditex, S.A.
Mr. Peter Erskine	Psychology Graduate. He was General manager of Telefónica Europe until 2007. Currently Chairman of Ladbrokes, Plc.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specializing in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.

Total number of independent directors	8
% of the board	44.44%

List any independent directors who receive from the company or group any amount or payment other than standard director remuneration or who maintain or have maintained during the period in question a business relationship with the company or any group company, either in their own name or as a significant shareholder, director or senior manager of an entity which maintains or has maintained the said relationship.

Yes

If applicable, include a statement from the board detailing the reasons why the said director may carry on their duties as an independent director.

Name or corporate name Director	Description relationship	Reasons
Mr. Carlos Colomer Casellas	Mr. Carlos Colomer Casellas is an independent Director of Abertis Infraestructuras, S.A., parent company of Abertis Group, which has made certain transactions with Telefónica Group (transmission and leasing of mobile phone towers). Described in detail in section H “Other Information of Interest “(Note 16 paragraph D.5)	According to the assessment made attending the nature, the transactions are not liable, by its object and specialty, to generate any ability to influence by one party over the other; attending to the amount, from the point of view of Telefónica and Abertis inmaterial;- and attending to the fact that Mr. Colomer Casellas is an Independent Director in Abertis Infraestructuras, S.A., the Board of Directors of Telefónica, S.A. considers that those transactions constitute a not suitable transaction in order to condition in any way the independence of Mr. Colomer Casellas.

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Other External Directors

Name or corporate name of director	Committee notifying or proposing appointment
Mr. Julio Linares López	Nominating, Compensation and Corporate Governance Committee
Ms. Eva Castillo Sanz	Nominating, Compensation and Corporate Governance Committee

Total number of Other External Directors	2
% of the board	11.11%

List the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders.

Name or corporate name Director	Reasons
Mr. Julio Linares López	On September 17, 2012, Mr. Julio Linares López resigned from his post as Chief Operaring Officer (C.O.O.) of Telefónica, S.A. and his managerial post in the Telefónica Group and therefore went from being an Executive Director to being classified in the “Other External Directors” category.

Ms. Eva Castillo Sanz	On February 26, 2014, Ms. Eva Castillo Sanz resigned from her executive position as Chairwoman of Telefónica Europe and being classified in the “Other External Directors” category.

List any changes in the category of each director which have occurred during the year.

Name or corporate name of director	Date of change	Previous classification	Current classification
Ms. Eva Castillo Sanz	2014/02/26	Executive Director	Other External Directors

C.1.4.	Complete the following table on the number of female directors over the past four years and their category:

	Number of female directors				% of total directors of each type
	Year 2014	Year 2013	Year 2012	Year 2011	Year 2014	Year 2013	Year 2012	Year 2011
Executive	0	1	1	0	0.00%	25.00%	25.00%	0.00%
Proprietary	0	0	0	0	0.00%	0,00%	0.00%	0.00%
Independent	0	0	0	1	0.00%	0,00%	0.00%	12.50%
Other External	1	0	0	0	50.00%	0,00%	0.00%	0.00%

Total:	1	1	1	1	5.56%	5.56%	5.56%	5.56%

C.1.5.	Explain the measures, if applicable, which have been adopted to ensure that there is a sufficient number of female directors on the board to guarantee an even balance between men and women.

Explanation of measures

The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating,

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Compensation and Corporate Governance Committee, Ms. Eva Castillo Sanz as Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and having been re-elected for that position by the Ordinary General Shareholders’ Meeting held on May 31, 2013.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a recommendation from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as Vice General Counsel of the Board of Directors of Telefónica.

Article 10.3.of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the Board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

C.1.6.	Explain the measures taken, if applicable, by the Nomination Committee to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors, and whether the company makes a conscious effort to search for female candidates who have the required profile.

Explanation of measures

In accordance with Article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company.

When, despite the measures taken, there are few or no female directors, explain the reasons:

Explanation of reasons

All the measures and processes agreed and adopted by the Board of Directors and by the Nominating, Compensation and Corporate Governance Committee to ensure the number of females on the Board guarantees an even balance and to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors have been implemented and initiated by the Company. Nevertheless, in the year 2014, there has been no circumstance to alter the current composition of the Board.

C.1.7.	Explain how shareholders with significant holdings are represented on the board.

As stated in Section C.1.3 of this Annual Corporate Governance Report, at December 31, 2014, the group of External Directors of Telefónica, S.A. was composed of 15 members (of a total of 18 Board members), of whom 5 are Proprietary Directors, 8 are Independent Directors and 2 falls under the “Other External Directors” category.

Of the five Proprietary Directors, two act in representation of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona “la Caixa”, which holds 5.25% of the capital of Telefónica, S.A., two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.25% of the capital, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds a 1.38% stake.

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C.1.8.	Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 5% of the share capital:

Name or corporate name of shareholder	Reasons
China Unicom (Hong Kong) Limited

As explained in Section H “Other Information of Interest”, Note 3 to Section A.6 of this report, on January 23, 2011, expanding on their existing strategic alliance, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s By-laws.

The General Shareholders’ Meeting held on May 18, 2011 approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors in accordance with the addendum to the Strategic Partnership Agreement signed in January 2011. This commitment to China Unicom is a consequence of the Strategic Partnership, which is intended to strengthen Telefónica’s position in the global communications market.

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained:

No

C.1.9.	Indicate whether any director has resigned from office before their term of office has expired, whether that director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director:

No

Name of director	Reasons for resignation
—	—

C.1.10.	Indicate what powers, if any, have been delegated to the Chief Executive Officer:

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Name or corporate name of director	Brief description
Mr. César Alierta Izuel – Executive Chairman (Chief Executive Officer)

The Chairman of the Company, as the Executive Chairman, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Corporate By-laws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate.

Article 5.4 specifically stipulates that the Board of Directors reserves the power to: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as determine the remuneration of Directors and Senior Executives; and (iv) decide on strategic investments.

Mr. José María Álvarez-Pallete López (Chief Operating Officer)	The Chief Operating Officer (C.O.O) has been delegated those powers of the Board of Directors related to the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, under the Corporate By-laws or according to the Regulations of the Board of Directors.

Telefónica, S.A.    253

2014 Consolidated Financial Statements

C.1.11.	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

Name or corporate name of Director	Corporate name of the group company	Post
Mr. Alfonso Ferrari Herrero	Telefónica del Perú, S.A.A.	Director
	Telefónica Chile, S.A.	Acting Director
	Telefónica de Argentina, S.A.	Director
	Telefónica Brasil, S.A.	Director
Mr. Francisco Javier de Paz Mancho	Telefónica Gestión de Servicios Compartidos, S.A.	Chairman
Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director
	Telefónica Brasil, S.A.	Director
Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Móviles México, S.A. de C.V.	Director
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director
Ms. Eva Castillo Sanz	Telefónica Deutschland Holding, A.G.	Chairwoman of the Supervisory Board
	Colombia Telecomunicaciones, S.A. E.S.P.	Director
	Telefónica América, S.A.	Chairman
	Telefónica Brasil, S.A.	Vice Chairman
	Telefónica Capital, S.A.	Sole Director
	Telefónica Chile, S.A.	Acting Director
	Telefónica Internacional, S.A.U.	Chairman
	Telefónica Móviles México, S.A. de C.V.	Vice Chairman
D. Santiago Fernández Valbuena	Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. (E. G. F. P.)	Chairman

Telefónica, S.A.    254

2014 Consolidated Financial Statements

C.1.12.	List any company board members who sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company.

Name or corporate name Director	Name of listed company	Post
	China Unicom (Hong Kong) Limited	Director
Mr. César Alierta Izuel	International Consolidated Airlines Group, S.A. (“IAG”)	Director
	Banco Portugués de Investimento, S.A. (BPI)	Director
	The Bank of East Asia	Director
	Abertis Infraestructuras, S.A.	First Vice Chairman
Mr. Isidro Fainé Casas	Repsol, S.A.	First Vice Chairman
	Caixabank, S.A.	Chairman
	Suez Environnement Company	Director
	Abertis Infraestructuras, S.A.	Director
	Inversiones Mobiliarias Urquiola, S.A. SICAV	Chairman
Mr. Carlos Colomer Casellas	Ahorro Bursatil, S.A. SICAV	Chairman
Ms. Eva Castillo Sanz	Bankia, S.A.	Director
D. Pablo Isla Alvarez de Tejera	Inditex, S.A.	Chairman-CEO
	Brasil Foods, S.A. (BRF)	Director
D. Luiz Fernando Furlán	AGCO Corporation	Director
D. Ignacio Moreno Martínez	Secuoya, Grupo de Comunicación, S.A.	Director
D. Santiago Fernández Valbuena	Ferrovial, S.A.	Director
D. Peter Erskine	Ladbrokes, Plc	Chairman
D. Antonio Massanell Lavilla	Boursorama, S.A.	Director
	Caixabank, S.A.	Vice Chairman
	Banco Portugués de Investimento, S.A. (BPI)	Director
	China United Network Communications Limited	Chairman
D. Chang Xiaobing	China Unicom (Hong Kong) Limited	Chairman-CEO

C.1.13.	Indicate and, where appropriate, explain whether the company has established rules about the number of boards on which its directors may sit:

No

Telefónica, S.A.    255

2014 Consolidated Financial Statements

C.1.14.	Indicate the company’s general policies and strategies that are reserved for approval by the Board of Directors in plenary session:

Investment and financing policy	Yes
Design of the structure of the corporate group	Yes
Corporate governance policy	Yes
Corporate social responsibility policy	Yes
Strategic or business plans, management targets and annual budgets	Yes
Remuneration and evaluation of senior officers	Yes
Risk control and management, and the periodic monitoring of internal information and control systems	Yes
Dividend policy, as well as the policies and limits applying to treasury stock	Yes

C.1.15.	List the total remuneration paid to the Board of Directors in the year:

Board remuneration (thousands of euros)	25,528
Amount of total remuneration corresponding to accumulated pension rights (thousands of euros)	1,375

Total board remuneration (thousands of euros)	26,903

C.1.16.	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Position (s)
Mr. Ignacio Cuesta Martín-Gil	Director Internal Audit
Mr. Ramiro Sánchez de Lerín García-Ovies	General Counsel and Secretary of the Board of Directors
Mr. Ángel Vilá Boix	General Manager of Finance and Corporate Development
Mr. Guillermo Ansaldo Lutz	General manager of Global Resources
Mr. Eduardo Navarro de Carvalho	Chief Commercial Digital Officer (CCDO)

Total remuneration received by senior management (in thousands of euros)	26,766

Telefónica, S.A.    256

2014 Consolidated Financial Statements

C.1.17.	List, if applicable, the identity of those directors who are likewise members of the boards of directors of companies that own significant holdings and/or group companies:

Name or corporate name of Director	Name or corporate name of significant shareholder	Post
Chairman Criteria Caixaholding, S.A.
Chairman Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Isidro Fainé Casas	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Chairman Caixabank, S.A.
Director Boursorama, S.A.
Vice Chairman Caixabank, S.A.
Non Executive Chairman Cecabank, S.A.
Director Banco Portugués de Investimento, S.A. (BPI)
Director Sociedad de Gestión de Activos procedentes de la Restructuración Bancaria (SAREB)
Chairman Barcelona Digital Centre Tecnológic
Mr. Antonio Massanell Lavilla	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Director Mediterranea Beach & Golf Community, S.A.
Acting Director Grupo Financiero BBVA Bancomer, S.A. de C.V.

Mr. José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Acting Director BBVA Bancomer, S.A.

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies:

Name or company name of director with relationship	Name or company name of significant shareholder with relationship	Description of relationship
Mr. Cesar Alierta Izuel	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Trustee of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly General Manager of Wholesale and Investment Banking.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Chairman’s Office.

Telefónica, S.A.    257

2014 Consolidated Financial Statements

C.1.18.	Indicate whether any changes have been made to the board regulations during the year:

No

Description of amendments

—

C.1.19.	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.

Selection and appointment

Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting. The Board of Directors may, in accordance with the Corporate Enterprises Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.

In this regard, on certain occasions that it is essential due to vacancies after the Annual General Meeting, is appropriate in accordance with the provisions of the Corporate Enterprises Act, to the appointment by cooptation; submitting to ratification such appointment at the next General Meeting of Shareholders held.

Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favorable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee.

Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.

In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders’ Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.

Similarly the nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders’ Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.

Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognized caliber, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.

Re-election

The Directors may be re-elected for one or more subsequent similar initial periods.

Telefónica, S.A.    258

2014 Consolidated Financial Statements

As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.

Evaluation

In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said Body.

In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal or dismissal

Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders’ Meeting in the exercise of the powers legally granted to them.

The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.

The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

C.1.20.	Indicate whether the board has evaluated its performance during the year:

Yes

Explain, if applicable, to what extent this evaluation has prompted significant changes in its internal organization and the procedures applicable to its activities:

Description of amendments

In a meeting on February 26, 2014 the Nominating, Compensation and Corporate Governance Committee revised and analyzed the results of Telefónica, S.A.’s evaluation of the performance in 2013 of the Board of Directors and its Committees and of the Company’s General Meeting, concluding that, on the whole, they were highly satisfied with the organization and activities of these governing bodies.

Furthermore, and as a result of this evaluation, certain improvement points were identified. In view of this and after an exhaustive examination and analysis of the results obtained, the Board followed the Nominating, Compensation and Corporate Governance Committee’s proposal and approved the suggested improvements described hereon in order to optimize the operation of the Company’s governing bodies:

i)	Continue to work towards ensuring the earliest possible submission of the documentation and information needed to examine and analyze in advance matters tabled for discussion at Board meetings, whenever possible

ii)	Oversee all necessary measures in order to ensure the General Shareholders’ Meetings of the Company are conducted normally.

iii)	Conduct a detailed review of the 2014 Action Plans review of each Board Committees, to avoid duplication in the subjects treated by them.

Telefónica, S.A.    259

2014 Consolidated Financial Statements

C.1.21.	Indicate the cases in which directors must resign.

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:

c)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

d)	When they are affected by any of the cases of incompatibility or prohibition established by Law.

e)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

f)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardize its interests.

The conditions listed above under Recommendation C.1.19 “Removal” above must also be taken into consideration.

C.1.22.	Indicate whether the duties of chief executive officer fall upon the Chairman of the Board of Directors. If so, describe the measures taken to limit the risk of powers being concentrated in a single person:

Yes

Measures for limiting risk

•	The Company’s Articles of Association (article 32) and the Rules of Procedure of the Board of Directors (article 17) cover and regulate the role of the Lead Director, whose functions and tasks include the following:

a) To coordinate the work of External Directors appointed by the Company to defend the interests of all company shareholders and represent the concerns of said Directors.

b) To request the Chairman of the Board of Directors call a meeting of the Board when appropriate under Good Governance practices.

c) Consequently, to request the inclusion of certain matters on the Agenda of meetings of the Board of Directors.

d) To direct the Board of Directors when it evaluates the Chairman of the Board.

Mr. Alfonso Ferrari Herrero was appointed as Lead Director by the Board of Directors in its meeting of May 31, 2013.

•	At its meeting on the 17th of September 2012 the Company Board of Directors agreed to appoint Mr. José María Álvarez Pallete-López as Chief Operating Officer of Telefónica, S.A., reporting directly to the Chairman and with responsibilities for all of the Business Units in Telefónica Group. Between the 19th of December 2007 and the 17th of September 2012, the Chief Operating Officer of the Company was Mr. Julio Linares López.

•	Equally, pursuant to the provisions of article 28 of the Rules of Procedure of the Board of Directors, any Member of the Board can urge that a meeting of the Board of Directors be called when he deems necessary, or request the inclusion on the Agenda of any matters he considers pertinent.

•	Otherwise, as per the Rules of Procedure of the Board of Directors, the Chairman must at all times act in accordance with the guidelines set by the General Meeting of Shareholders and the Board of

Telefónica, S.A.    260

2014 Consolidated Financial Statements

Directors.

•	In the same manner, all decisions of particular importance to the Company are submitted for prior approval to the Board of Directors or the Executive Committee, depending on the case in question.

•	It also states that the Board of Directors has exclusive competence over certain matters, such as: general policy and strategies; evaluation of the Board, its Committees and its Chairman, appointment of Senior Managers; remuneration of Board Members and Senior Managers; and strategic investments, without prejudice to the powers of the General Meeting of Shareholders under the law, Bylaws and Regulations of the General Meeting.

•	Additionally, reports and proposals from certain Committees of the Board of Directors are required to take some decisions.

•	Finally, it is important to highlight that the Chairman does not have a casting vote on the Board of Directors.

Telefónica, S.A.    261

2014 Consolidated Financial Statements

Indicate, and if necessary, explain whether rules have been established that enable any of the independent directors to convene board meetings or include new items on the agenda, to coordinate and voice the concerns of external directors and oversee the evaluation by the Board of Directors.

Yes

Explanation of rules

Subsequent to the Ordinary General Shareholders’ Meeting on May 31, 2013, the Company’s By-laws (Article 32) and, since June 2013, the Regulations of the Board of Directors (Article 17), set forth and regulate the position of Lead Director (Consejero Independiente Coordinador), the duties and tasks of which include:

a) Coordinating the work of the External Directors appointed by the Company, in defense of the interests of all shareholders of the Company, and hearing the concerns of such directors.

b) Requesting the Chairman of the Board of Directors call a meeting of the Board of Directors when appropriate in accordance with good governance rules.

c) In said instances, requesting the inclusion of certain items on the agenda for meetings of the Board of Directors.

d) Directing the evaluation by the Board of Directors of its Chairman.

In its meeting of May 31, 2013, the Board also appointed the Chairman of the Nominating, Compensation and Corporate Governance Committee, Mr. Alfonso Ferrari Herrero, as Lead Director.

C.1.23.	Are qualified majorities, other than legal majorities, required for any type of decisions?:

No

If applicable, describe the differences.

Description of differences

—

C.1.24.	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman.

Yes

Telefónica, S.A.    262

2014 Consolidated Financial Statements

Description of requirements

In order for a Director to be appointed Chairman, said Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

C.1.25.	Indicate whether the Chairman has the casting vote:

No

C.1.26.	Indicate whether the bylaws or the regulations of the Board of Directors set any age limit for directors:

No

C.1.27.	Indicate whether the bylaws or the regulations of the Board of Directors set a limited term of office for independent directors:

No

C.1.28.	Indicate whether the bylaws or board regulations stipulate specific rules on appointing a proxy to the board, the procedures thereof and, in particular, the maximum number of proxy appointments a director may hold. Also indicate whether only one director of the same category may be appointed as a proxy. If so, give brief details.

In accordance with Article 19 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

Article 34.4 of the By-laws also establishes that all Directors who are absent may grant a proxy in writing to another Director who is in attendance, with the right to speak and to vote, at the meeting or session to which the proxy refers. The Director granting the proxy shall endeavor, to the extent possible, to include voting instructions in the proxy document.

Moreover, the Article 529 quater of the Corporate Enterprises Act states that the Non-Executive Directors may only delegate their representation to another Non-Executive Director.

Telefónica, S.A.    263

2014 Consolidated Financial Statements

C.1.29.	Indicate the number of board meetings held during the year and how many times the board has met without the Chairman’s attendance. Attendance will also include proxies appointed with specific instructions.

Number of board meetings	14
Number of Board meetings held without the Chairman’s attendance	0

Indicate the number of meetings of the various board committees held during the year:

Number of meetings of the Executive or Delegated Committee	18
Number of meetings of the Audit and Compliance Committee	11
Number of meetings of the Nominating, Compensation and Corporate Governance Committee	11
Number of meetings of the Regulation Committee	5
Number of meetings of the Service Quality and Customer Service Committee	2
Number of meetings of the Institutional Affairs Committee	6
Number of meetings of the Strategy Committee	5
Number of meetings of the Innovation Committee	5

C.1.30.	Indicate the number of board meetings held during the year with all members in attendance. Attendance will also include proxies appointed with specific instructions:

Directors’ attendance	11
% of attendances of the total votes cast during the year	98.81%

C.1.31.	Indicate whether the consolidated and individual financial statements submitted for authorization by the board are certified previously.

No

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their authorization for issue by the board.

Name	Position
—	—

C.1.32.	Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being laid before the General Shareholders’ Meeting with a qualified Audit Report:

Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company’s financial information, controlling and coordinating the various players that participate in this process.

To achieve this objective, the Audit and Control Committee’s work addresses the following basic issues:

1)	Supervising the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the preparation and completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

2)

Monitoring the effectiveness of the Company’s internal control and risk management systems, and to discuss with the auditors significant weaknesses in the internal control system detected during the audit.

Telefónica, S.A.    264

2014 Consolidated Financial Statements

With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy.

3)	Establishing and maintaining appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor’s independence, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing regulations.

4)	Issuing on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

5)	Supervising internal audit, in particular:

a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, holding eleven (11) meetings in 2014.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally and when requested by the Committee, other members of the management of the Company and its subsidiaries have attended Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the finance, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.

The above notwithstanding, Article 40 of the Regulations of the Board of Directors establishes that the Board of Directors shall endeavor to prepare the final financial statements in a manner that will give no for the Auditor to qualify its opinion. However, whenever the Board considers that it should maintain its standards, it shall publicly explain the contents and scope of the discrepancies.

Telefónica, S.A.    265

2014 Consolidated Financial Statements

C.1.33.	Is the Secretary of the board also a director?

No

C.1.34.	Explain the procedures for appointing and removing the Secretary of the board, indicating whether their appointment and removal have been notified by the Nomination Committee and approved by the board in plenary session.

Appointment and removal procedure

In accordance with Article 15 of the Regulations of the Board of Directors, the Board of Directors, upon the proposal of the Chairman, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall appoint a Secretary to the Board, and shall follow the same procedure for approving his/her removal.

Does the Nomination Committee propose appointments?	Yes
Does the Nomination Committee advise on dismissals?	Yes
Do appointments have to be approved by the board in plenary session?	Yes
Do dismissals have to be approved by the board in plenary session?	Yes

Is the Secretary of the board entrusted in particular with the function of overseeing corporate governance recommendations?

Yes

Remarks

The Secretary to the Board shall, at all times, attend to the formal and substantive legality of the Board’s actions, and the conformance thereof to the Corporate By-laws, the Regulations for the General Shareholders’ Meeting and of the Board, and ensure that these actions are in line with the corporate governance recommendations assumed by the Company at any given time (Article 15 of the Regulations of the Board).

C.1.35.	Indicate and explain, where applicable, the mechanisms implemented by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

With regards to the independence of the External Auditor of the Company, Article 40 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.

The Audit and Control Committee has a fundamental responsibility, as specified in Article 22 of the Regulations of the Board, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor’s independence, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

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2014 Consolidated Financial Statements

The Committee must also issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the External Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

In addition, in accordance with Article 22 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor as well as, if necessary, the appropriate terms for the hiring thereof, the scope of its professional engagement and the revocation or non- renewal of its appointment.

Likewise, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company’s management team when this is deemed necessary. To this effect, and in keeping with US legislation on this matter, the External Auditor must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditor and the Company’s management team.

In accordance with internal company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company’s External Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Auditing Act (Ley de Auditoría de Cuentas) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be performed, evaluating any situations that may jeopardize the External Auditor’s independence, and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the External Auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

C.1.36.	Indicate whether the company has changed its external audit firm during the year. If so, identify the incoming audit firm and the outgoing auditor:

No

Explain any disagreements with the outgoing auditor and the reasons for the same:

No

C.1.37.	Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees paid for such work and the percentage they represent of the fees invoiced to the company and/or its group.

No

C.1.38.	Indicate whether the audit report on the previous year’s financial statements is qualified of includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No

C.1.39.	Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many

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years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited:

	Company	Group
Number of consecutive years	10	10

	Company	Group
Number of years audited by current audit firm/Number of years the company’s financial statements have been audited (%)	31.30%	41.70%

C.1.40.	Indicate and give details of any procedures through which directors may receive external advice:

Yes

Procedures

Article 27 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their duties.

The decision to retain such services must be communicated to the Chairman of the Board of Directors and shall be formalized through the Secretary to the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

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C.1.41.	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:

Yes

Procedures

The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from in absolutely exceptional cases.

In this regard, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.

Also, and in accordance with Recommendation 18 of the Unified Good Governance Code (2013 revised version), at the beginning of the year the Board and its Committees prepare an Action Plan detailing the activities to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their competencies.

Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channeled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

C.1.42.	Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization’s name or reputation, tendering their resignation as the case may be:

Yes

Details of rules

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.

Likewise, Article 31.h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

C.1.43.	Indicate whether any director has notified the company that they have been indicted or tried for any of the offences stated in Article 213 of the LSC.

No

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Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office or, if applicable, detail the actions taken or to be taken by the board.

No

Decision/action taken	Justified explanation
—	—

C.1.44.	List the significant agreements entered into by the company which come into force, are amended or terminate in the event of a change of control of the company due to a takeover bid, and their effects.

1.- On April 29, 2013, Telefónica, S.A. and TLK Investment, CV (a company forming part of the Guatemalan business group Corporación Multi-Inversiones) (“CMI”) signed an agreement to establish a joint venture between Telefónica and CMI, Telefónica Centroamérica Inversiones, S.L.U. (“TCI”). Telefónica contributed its assets in Central America (excluding assets in Costa Rica) and CMI made a monetary contribution of 500,000,000 US dollars. As a result of these contributions, Telefónica holds 60% and CMI 40% of TCI’s share capital. This arrangement was completed on August 2, 2013.

Telefónica and CMI also entered into a Shareholders’ Pact in TCI, which includes a change of control clause stipulating that if there was a change of control of CMI or Telefónica, the other party would be fully entitled to: (i) exercise the right to acquire (call option) the entire stake held in TCI by the shareholder over which control has changed at the date control changed; or (ii) exercise the right to sell (put option) the entire stake the former held in TCI to the latter. In both cases, the purchase price of the stake shall be TCI’s market value calculated by an independent expert.

For the purposes of the Shareholders’ Pact, a change of control shall be: (i) in the case of CMI, when the last natural person or corporate body controlling CMI ceases to do so; and (ii) for Telefónica, when a natural person or corporate body not controlling Telefónica assumes control. In both instances, “control” shall be as specified in the International Financing Reporting Standards (IFRS).

2.- On February 18, 2014, Telefónica, SA, as borrower, and a group of credit institutions as lenders, with The Royal Bank of Scotland PLC as bank agent, signed a syndicated loan agreement in an aggregate amount up to three thousand (3,000) million euros (the “ Facility Agreement””).

As provided in the Facility Agreement, in the event of a change of control in Telefónica, S.A., the lenders entitities may, under certain circumstances, require the early cancellation of the Facility Agreement.

To determine whether there has been a change of control for these purposes, the Facility Agreement serves the usual criteria of such agreements, such as obtaining control of the majority of the voting rights, on the appointment of the majority of the members of the board, or on the financial and operating policies of the company.

C.1.45.	Identify, in aggregate form and provide detailed information on agreements between the company and its officers, executives and employees that provide indemnities for the event of resignation, unfair dismissal or termination as a result of a takeover bid or other.

Number of beneficiaries	48
Type of beneficiary
Executive Directors, Senior Executive Officers and other Employees

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Description of the resolution

With regard to Executive Directors and the conditions for termination of their contracts, since 2006, in line with typical market practices, the Company policy applicable to Executive Directors provides for compensation equivalent to two years’ worth of remuneration, calculated based on the last fixed payment and the arithmetical average of the total for the last two annual variable payments, in the event their contract is terminated for reasons attributable to the Company or objective circumstances, such as a change in control of the Company. Otherwise, if the contract is terminated because of a failure attributable to the Executive Director, he is entitled to no compensation whatsoever.

Therefore, the contracts executed since 2006 have followed the criteria stated above regarding the compensation rules.

In the case of contracts signed before 2006, the compensation due to Executive Directors, pursuant to their contracts, does not follow the policy outlined above, but rather is based on the Director’s personal and professional circumstances and when he signed the contract. In these cases, the financial compensation agreed to for contract termination, where applicable, may be up to a maximum of four times annual remuneration depending on the time the Director has been with the Company. Each annual payment includes the last fixed payment and the arithmetical average of the sum of the two last variable annual payments under the contract.

Regarding the Executive Chairman, at the date of this report, he doesn’t have any golden parachute provisions.

As regards the Company’s Senior Management (excluding Executive Directors), their contracts recognise an entitlement to financial compensation, as indicated below, in the event they are terminated for a reason attributable to the Company and, in certain cases, for objective circumstances such as a change in control of the Company. Otherwise, if the contract is terminated because of a failure attributable to the Senior Manager, he is entitled to no compensation whatsoever. However, it should be noted that, in certain cases, the compensation to which the Senior Manager is entitled, depending on his contract, is not governed by these general rules but instead by his personal and professional circumstances and when he signed his contract. The financial compensation agreed for termination of the contract, where applicable, consists of a maximum of three annual payments plus one more depending on length of service with the Company. The annual payment includes the last fixed payment and the arithmetical average of the sum of the last two variable annual payments under the contract.

Employment contracts that link employees to the Company under a standard employment relationship do not contain a compensation clause for termination of the contract. As such, the employee is entitled, where applicable, to the compensation established under employment legislation. Notwithstanding the above, certain Company employees, depending on their level and length of service, their personal and professional circumstances and when they signed their contracts, have a recognised contractual entitlement to receive compensation, in some cases, under the same conditions as set out in the paragraph above, generally consisting of one and a half annual payments. This annual payment includes the last fixed payment and the arithmetical average of the sum of the last two variable annual payments under the contract.

Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group:

	Board of Directors	General Shareholders’ Meeting
Body authorizing clauses	Yes	No

Is the General Shareholders’ Meeting informed of such clauses?	Yes

C.2.	Board committees

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C.2.1.	Give details of all the board committees, their members and the proportion of proprietary and independent directors:

EXECUTIVE COMMISSION

Name	Post	Type
Mr. César Alierta Izuel	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Álvarez-Pallete López	Member	Executive
Mr. Peter Erskine	Member	Independent

% of executive directors	22.00%
% of proprietary directors	22.00%
% of independent directors	56.00%
% of Other External Directors	0.00%

AUDIT AND CONTROL COMMITTEE

Name	Post	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of executive directors	0.00%
% of proprietary directors	40.00%
% of independent directors	60.00%
% of Other External Directors	0.00%

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Type
Mr. Alfonso Ferrari Herrero	Chairman	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Independent

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	100.00%
% of Other External Directors	0.00%

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REGULATION COMMITTEE

Name	Position	Type
Mr. Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Independent
Ms. Eva Castillo Sanz	Member	Other External
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of executive directors	0.00%
% of proprietary directors	17.00%
% of independent directors	67.00%
% of Other External Directors	17.00%

SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Position	Type
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Ms. Eva Castillo Sanz	Member	Other External
Mr. Ignacio Moreno Martínez	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of executive directors	0.00%
% of proprietary directors	29.00%
% of independent directors	57.00%
% of Other External Directors	14.00%

INSTITUTIONAL AFFAIRS COMMITTEE

Name	Post	Type
Mr. Julio Linares López	Chairman	Other External
Mr. José Fernando de Almansa Moreno-Barreda	Member	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of executive directors	0.00%
% of proprietary directors	17.00%
% of independent directors	67.00%
% of Other External Directors	17.00%

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STRATEGY COMMITTEE

Name	Position	Type
Mr. Peter Erskine	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Independent
Ms. Eva Castillo Sanz	Member	Other External
Mr. Julio Linares López	Member	Other External

% executive directors	0.00%
% proprietary directors	0.00%
% independent directors	67.00%
% of Other External Directors	33.00%

INNOVATION COMMITTEE

Name	Position	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. José María Abril Pérez	Member	Proprietary
Mr. Peter Erskine	Member	Independent
Mr. Julio Linares López	Member	Other External

% executive directors	0.00%
% proprietary directors	40.00%
% independent directors	40.00%
% of Other External Directors	20.00%

C.2.2.	Complete the following table on the number of female directors on the various board committees over the past four years:

	Number of female directors
	Year 2014 Number %	Year 2013 Number %	Year 2012 Number %	Year 2011 Number %
Executive Committee	0	0	0	0
Audit and Control Committee	0	0	0	0
Nomination, Compensation and Corporte Governance Committee	0	0	0	0
Regulation Committee	1 (16.67%)	1 (14.29%)	1 (20.00%)	1 (16.67%)
Service Quality and Customer Service Committee	1 (14.29%)	1 (14.29%)	1 (16.67%)	1 (16.67%)
Institutional Affairs Committee	0	0	0	0
Strategy Committee	1 (16.67%)	1 (16.67%)	1 (20.00%)	1 (20.00%)
Innovation Committee	0	0	0	0

C.2.3.	Indicate whether the Audit Committee is responsible for the following:

To supervise the preparation process, monitoring the integrity of financial information on the company and, if applicable, the group, and revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and correct application of accounting principles

Yes

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To regularly review internal control and risk management systems, so main risks are correctly identified, managed and notified	Yes

To safeguard the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports

Yes

To establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm

Yes
To submit to the board proposals for the selection, appointment, reappointment and removal of the External Auditor, and the engagement conditions	Yes
To receive regular information from the External Auditor on the progress and findings of the audit program and check that senior management are acting on its recommendations	Yes
To ensure the independence of the External Auditor	Yes

C.2.4.	Describe the organizational and operational rules and the responsibilities attributed to each of the board committees.

See Section H “Other Information of Interest”, Note 14 to Section C.2.4.

C.2.5.	Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. Also, and particurlarly, the Executive Commission is regulated in Article 38 of the Corporate By-laws, the Audit and Control Committee in Article 39 of the Corporate By-laws, and the Nominating, Compensation and Corporate Governance Committee in the Article 40 of the Corporate By-lawsThese documents are available for consultation on the Company’s website.

As mentioned in Note 14 to Section C.2.4 of Section H “Other Information of Interest”, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

C.2.6.	Indicate whether the composition of the Executive Committee reflects the participation within the board of the different types of directors.

Yes

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D.	Related-party and intragroup transactions

D.1.	Identify the competent body and explain, if applicable, the procedures for approving related-party or intragroup transactions.

Competent body

Board of Directors

Procedures

As per Article 5 of the Regulations of the Board of Directors, the Board reserves the power to approve, inter alia, transactions entered into by the Company with related parties.

In this regard, and pursuant to Article 38 of the Regulations of the Board of Directors, the Board of Directors shall examine the transactions that the Company enters into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board of Directors, or with persons related thereto.

The performance of such transactions shall require the authorization of the Board of Directors, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on an arm’s-length basis and in insignificant amounts for the Company.

The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.

Explain if the authority to approve related-party transactions has been delegated to another body or person

The powers to approve transactions entered into by the Company with related parties, may be adopted, by the Executive Commission in urgent cases and subsequently ratified by the Board of Directors (pursuant to Article 5.4.C of the Regulations of the Board of Directors).

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D.2.	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s significant shareholders:

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (Thousands of euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest paid	7,944
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	4,136
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest charged	4,105
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance Arrangements: other	1,106,941
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance Arrangements: loans	302,921
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees	67,951
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earning	193,840
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Others	23,247.109
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Interest paid	18,553
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Operating Lease Contracts	325
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Receipt of services	3,956
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Interest charged	9,663
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Services delivery	61,176
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Sale of goods (finished or unfinished)	5,471
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Finance Arrangements: other	339
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Finance Arrangements: loans	113,639
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Financial Lease Agreement	159
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Guarantees	461,054
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Stock options purchase agreements	31,545
Banco Bilbao Vizcaya Argentaria, S.A.	Rest Telefonica Group	Contractual	Other	1,150,169
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Interest paid	1,860
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Receipt of services	2,939
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Interest charged	19,032
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance Arrangements: other	1,173,075
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance Arrangements: loans	21,071
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees	8,271
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	98,271
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Others	1,220,965
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Interest paid	353
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Operating Lease Agreements	306
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Receipt of services	56,430
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Interest charged	24
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Receipt of services	95,042

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Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Sale of goods (finished or unfinished)	1,608
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Finance Arrangements: loans	10,000
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Guarantees	66,600
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Stock options purchase agreements	67,348
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Rest Telefonica Group	Contractual	Other	53

D.3.	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s managers or directors:

D.4.	List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

In any case, list any intragroup transactions carried out with entities in countries or territories considered to be tax havens:

D.5.	Indicate the amount from related-party transactions.

193,615 (thousands euros)

D.6.	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

In accordance with the provisions of the Company in its corporate governance rules, the principles governing possible conflicts of interest that may affect Directors, senior executives or significant shareholders are:

•	With respect to Directors, Article 31 of the Regulations of the Board of Directors expressly establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the Company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).

Directors must also report with respect to themselves as well as the persons related thereto: (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.

For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code) and

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(ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.

•	With regards to significant shareholders, Article 38 of the Regulations of the Board of Directors stipulates that the Board of Directors shall know the transactions that the companies enter into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with persons related thereto.

The performance of such operations or transactions shall require the authorization of the Board, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on customary market terms and in insignificant or immaterial amounts for the Company.

The transactions referred to in the preceding paragraph shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations.

•	With respect to senior executives, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company’s management personnel within the concept of affected persons.

In accordance with the provisions of this Code, senior executives are obliged to (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company’s Regulatory Compliance function of all transactions that may potentially give rise to conflicts of interest.

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D.7.	Is more than one Group Company listed in Spain?

No

Identify the listed subsidiaries in Spain:

Listed Subsidiaries
—	—	—

Indicate whether they have provided detailed disclosure on the type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies.

No

Business dealings between the parent and listed subsidiary, as well as between the subsidiary and other group companies
—	—	—

Indicate the mechanisms in place to resolve possible conflicts of interest between the listed subsidiary and other group companies.

Mechanisms to resolve any possible conflicts of interest
—	—	—

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E.	Risk control and management systems

E.1.	Describe the risk management system in place at the company.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. The Company therefore has a Corporate Risk Management Model based on the model established by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), which is used to evaluate the probability of the various risks arising and the impact thereof.

One of the features of this Model is a map prioritizing risks according to their importance, thereby facilitating their control and appropriate responses to mitigate them. In accordance with this Model, and based on best practices and benchmarks in risk management, the following four risk categories have been identified:

•	Business risk: Possible loss of value or earnings as a result of strategic uncertainty or uncertainty about competitors, changes in the business, competition and market scenario, or changes in the legal framework.

•	Operational risk: Possible loss of value or earnings as a result of events caused by inadequacies or failures in customer service, processes, human resources, business teams and IT systems, security, compliance with contracts, laws and regulations, or due to external factors.

•	Financial risk: Possible loss of value or earnings as a result of adverse movements in financial variables and the inability of the Company to meet its obligations or convert its assets into cash.

•	Global risk: Possible loss of value or earnings as a result of events that affect in a transversal way the entire Telefónica Group in terms of its corporate reputation and responsibility, corporate public relations, marketing strategy, brand, sponsorship and innovation.

E.2.	Identify the bodies responsible for preparing and implementing the risk management system.

Telefónica, S.A.’s Board of Directors reserves the power to approve the general risk policy. Audit and Control Committee analyzes and evaluates risks and then proposes to the Board of Directors the risk control and management policy to be adopted, identifying the categories of risks to which the Company is exposed, the level of acceptable risk, measures to mitigate the impacts of identified risks, control systems and the reporting to be used to control and manage said risks. The responsabilities of the Audit and Control Committee also includes the monitoring risk management.

As per the Group’s Risk Management Policy, various local and corporate units are involved in managing risks.

All staff in the organization are responsible for contributing to the identification and management of risk following the procedures defined to implement and ensure the effectiveness of the Group’s risk management processes.

E.3.	Indicate the main risks which may prevent the company from achieving its targets.

Information regarding this point is contained in Annex to this Report.

E.4.	Identify if the company has a risk tolerance level.

The Company has a risk or acceptable risk tolerance level that is set at corporate level. This threshold represents the extent to which it is prepared to assume a certain level of risk, insofar as it may contribute to generating value and developing the business, achieving an appropriate balance between growth, performance and risk.

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The range of risks to which the Company may be exposed described below is considered when evaluating risk:

•	Generally, albeit mainly related to operational and business risks, tolerance thresholds are defined pursuant to the impact and probability of risk. These thresholds are revised annually based on the performance of the main financials for both the Group as a whole and the business lines and main companies therein.

•	The tolerance level for financial risks is set in terms of their economic impact.

•	A tolerance level of zero is established for global risks, principally those affecting corporate reputation and responsibility.

E.5.	Identify any risks which have occurred during the year.

Telefónica Group reviews the value of its assets and cash generating units annual, or on a more frequent basis if the circumstances so require, in order to determine whether their book value can be supported by their expected revenue generation. In some cases this includes expected synergies included in the acquisition price. Any potential regulatory, business, financial or political changes require that modifications be made to the estimates and that the goodwill be adjusted, for either real estate or intangible assets. Although it has no impact on cash flow, acknowledging a drop in the value of assets affects negatively the profit and loss account and may have a negative impact on operating results. In this regard the Group has made a number of corrections to the value of some of its shares. This has had a knock-on impact on the results for the financial year when the adjustments were made.

Thus, regarding the investment in Telco, S.p.A. (“Telco”) has been made correction to the value in the 2013 and 2014 financials years, with a negative impact of 267 and 464 millions euros respectively.

E.6.	Explain the response and monitoring plans for the main risks the company is exposed to.

The Corporate Risk Management Model, which has been devised in accordance with the main international best practices and guidelines, involves identifying and evaluating risks to respond to and monitor them.

Given the diverse range of risks, the mechanisms for responding to risks include overarching initiatives that are developed and coordinated as standard across the Group’s main operations and/or specific measures aimed at managing certain risks at company level.

Overarching measures, mainly involving the use of financial derivatives, are taken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. The Group uses Multinational Programs for insurance or insurance arranged locally in each country to cover operational risks, depending on the type of risk and cover required.

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F.	SYSTEMS OF INTERNAL RISK MANAGEMENT AND INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

Describe the mechanisms which comprise the internal control over financial reporting (ICFR) risk control and management system at the company.

F.1.	The company’s control environment

Specify at least the following components with a description of their main characteristics:

F.1.1. The bodies and/or functions responsible for: (i) the existence and regular updating of a suitable, effective ICFR; (ii) its implementation; and (iii) its monitoring.

The Board of Telefónica, S.A. (hereinafter “Telefónica”) assumes ultimate responsibility of ensuring that an adequate and effective internal control over financial reporting system (ICFRS) exists and is updated.

Pursuant to Law and the Corporate By-laws, the Board of Directors is the Company’s most senior governing body and representative, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.

The By-laws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

•	To supervise the process of preparing and submitting financial information. In this regard, to supervise the process of preparation and the completeness of the financial information related to the Company and the Group, reviewing compliance with the regulatory requirements, the proper determination of the scope of consolidation, and the correct application of the accounting standards.

•	To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the Auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following types of risk which the Company faces; the level of risk which the Company deems acceptable; the measures for mitigating the impact of the identified risks should they materialize; and the control and information systems to be employed to control and manage said risks.

•	To ensure the independence of the External Auditor, supervising their work and acting as a channel of communication between the Board of Directors and the External Auditor, as well as between the External Auditor and the Company’s Management Team.

•	To supervise internal audit services and, in particular: to ensure the independence and efficiency of the internal audit function; to receive periodic information on its activities; and to verify that senior executives take into account the conclusions and recommendations of its reports.

The Audit and Control Committee shall meet monthly and any additional time as appropriate.

In order to carry out this supervisory function, the Audit and Control Committee is assisted by all the Senior Management of the Company, including Internal Audit.

The different areas and functional units of the Telefónica Group, primarily the financial teams, also play a key role in ICFR as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge of the same.

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F.1.2. The existence or otherwise of the following components, especially in connection with the financial reporting process:

•	The departments and/or mechanisms in charge of: (i) the design and review of the organizational structure; (ii) defining clear lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) deploying procedures so this structure is communicated effectively throughout the company.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordination mechanisms among the different areas are established.

Use of the Telefónica Group’s economic-financial IT system is regulated in several manuals, instructions and internal rules and regulations, the most noteworthy of which are as follows:

Corporate Regulations on the Control, Registration and Reporting of Financial and Accounting Information, which sets out the basic principles of the Telefónica Group’s financial and accounting reporting system, and the procedures and mechanisms in place to oversee this system.

Accounting Policies and Measurement Criteria Manual, designed to unify and standardize the accounting criteria and policies used by all the Group companies to ensure Telefónica operates as a consolidated and uniform Group.

Reporting and Audit instructions for the third quarter and 2014 year-end closings, published annually and quarterly to establish the procedures and the schedule all Telefónica Group companies must follow when reporting financial and accounting information to prepare the Group’s consolidated financial information, to comply with Telefónica’s legal and reporting requirements in Spain and the other countries in which its shares are listed.

Annual calendar of financial-accounting information, applicable to all Telefónica Group companies to establish at the beginning of each period the monthly accounting-financial reporting dates.

These documents also define and delimit responsibilities at each level of the organization regarding the reliability of the information published.

•	Code of conduct, approving body, dissemination and instruction degree, principles and values included (stating whether there are specific reference to operation recording and the preparation of financial information), body in charge of analyzing non-compliance and of suggesting corrective actions and sanctions.

Regarding the Code of conduct, in December 2006, Telefónica’s Board of Directors approved the unification of the Codes of Ethics of the Group’s different companies in a new Code of conduct, named “Business Principles”, to be applied as standard in all countries where the Telefónica Group operates, and for all its employees (at all levels of the organization, directors and non-directors).

The Business Principles are based on a number of general principles associated with honesty, trust, respect for the law, integrity and respect for human rights. Also, they include specific principles aimed at ensuring the trust of the customers, professionals, shareholders, suppliers and society in general.

They expressly mention issues related to recording transactions and preparation of financial information: “We will prepare financial and accounting records in an accurate and reliable manner”.

This ethical code is accessible to all employees via the intranet, and procedures are in place in the Telefónica Group to update, monitor adherence to and disseminate these Business Principles.

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Telefónica has an Office of Business Principles which is responsible for ensuring compliance therewith. It comprises senior representatives of the General Secretary’s Office, Human Resources, Internal Audit and Public Affairs and Regulations.

The following the responsibilities of this office stand out:

1.- Guaranteeing that Telefónica conducts business in an ethical and responsible manner, and that the Company’s reputation is not tarnished.

2.- Developing the mechanisms need to ensure the Ethical Code is followed to the letter in all regions/countries/business units.

3.- Overseeing, reviewing and contemplating the implementation of the Business Principles across the entire Telefónica Group.

Training courses are provided to all employees through the online training platform to strengthen the knowledge of Business Principles.

4.- Examining any matters or proposals in the Group that could represent a risk to the Business Principles and associated policies and therefore, the brand and reputation.

Telefónica also has an “Internal Code of Conduct for Securities Markets Issues” setting out the general guidelines and the principles of conduct for the persons involved in securities and financial instrument transactions entered into by the Company and its subsidiaries.

•	Whistle-blowing channel, which enables communication to the Audit Committee about irregularities of a financial and accounting nature, and also about possible cases of non-compliance with the code of conduct as well as about irregular activities in the organization, informing, where applicable, if non-compliance is of a confidential nature.

Regarding the ‘Whistle-blowing’ channel, as specified in Article 22 of Regulations for the Board of Directors, the Audit and Control Committee’s duties include: “establishing and maintaining a mechanism to allow employees to confidentially and anonymously report potentially significant irregularities, particularly any financial or accounting irregularities detected within the Company”.

The Telefónica Group has two whistle-blowing channels:

SOX Whistle-blowing Channel: This channel was approved by the Audit and Control Committee in April 2004 to fulfil the obligations laid down in the Sarbanes-Oxley Act (SOX), as a company listed on the New York Stock Exchange. It is open to all Telefónica Group employees. Any irregularities reported through the channel must only be related with accounting, internal controls over reporting and/or audit-related matters.

This channel is confidential and anonymous, since the contents of any reports are sent automatically to the Secretary of Audit and Control Committee after removing the sender’s name, and the source of the message cannot be traced in any event.

This channel is accessible from the Internal Audit webpage on Telefónica’s intranet.

The Telefónica Audit and Control Committee receives all complaints regarding internal controls, accounting and the audit of the financial statements. All complaints of this nature will be treated and resolved by the Committee appropriately.

Business Principles Whistle-blowing Channel: In addition to the “Business Principles” ethical code, the Board of Directors approved a whistle-blowing channel for employees through which professionals can notify the Company of any behavior, actions or events that could breach the Ethical Code, the Company’s internal rules, or any regulations governing its activity, and jeopardize the contractual relationship between the

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Company and the accused party. Questions, advice and information on compliance with the Business Principles and associated policies and rules can also be submitted through this channel.

This channel follows the principle of not encouraging anonymous communication. Confidentiality of the identity of the whistle-blower is guaranteed at every moment.

The channel is accessible through the Business Principles webpage on Telefónica’s intranet. Telefónica S.A.’s

Office of Business Principles is responsible for the Business Principles Whistle-blowing Channel.

•	Periodic training and refresher programs for staff involved in the preparation and review of financial information, as well as in ICFR assessment, which cover, at least, accounting, auditing, internal control and risk management standards.

Also, and with regard to employee training in financial and control issues, we would note that, in 2007, the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills.

Likewise, Telefónica S.A.’s Finance Department offers specific training plans and seminars to all personnel working in the Group’s financial areas and other pertinent areas (tax, M&A, etc.), with the aim of informing them of any accounting or financial changes which, from an accounting and financial point of view, are relevant in order to prepare consolidated financial information.

Updated Information Newsletters on NIIF (International Financial Reporting Standards) are also issued, these newsletters provide a summary of the main novelties in the accounting field, as well as clarifying on the various aspects which may rise with regard to this issue.

Finance personnel also attend technical sessions run by external consultancy firms related to main accounting changes. Finally, the Telefónica Group also has an on-line training platform which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

F.2.	Risk assessment in financial reporting

Report at least:

F.2.1.	The main characteristics of the risk identification process, including risks of error or fraud, stating whether:

•	The process exists and is documented.

Given the vast number of processes involved in financial reporting at the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model, which is documented. This model is applied to the financial information reported by subsidiaries or companies managed by Telefónica. The model selects the accounts with the largest contribution to the Group’s consolidated financial information and then identifies the processes used to generate this information. Once the processes have been identified, the risks in the processes affecting financial reporting are analyzed.

•	The process covers all financial reporting objectives, (existence and occurrence; completeness; valuation; presentation, disclosure and comparability; and rights and obligations), is updated and with what frequency.

This identification procedure covers all the financial reporting objectives of existence and occurrence, completeness, valuation, presentation, disclosure and fraud. Risk identification is carried out on an annual basis.

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•	A specific process is in place to define the scope of consolidation, with reference to the possible existence of complex corporate structures, special purpose vehicles, holding companies. etc.

In the process of identifying the Corporate perimeter, the Finance Department periodically monitors the changes in the Corporate Group’s perimeter. On a periodic basis, an updating of the consolidation perimeter is made, checking additions and deletions in companies with legal and financial departments in the various companies which are part of the Group.

•	The process addresses other types of risk (operational, technological, financial, legal, reputational, environmental, etc.) insofar as they may affect the financial statements.

Telefónica, besides what has been explained in the previous items, has a Risk Management Model covering four key areas of risk:

•	Business risks

•	Operational risks

•	Global risks

•	Financial risks

Financial risks include risks associated with the accuracy, completeness and publication of reporting information.

•	Finally, which of the company’s governing bodies is responsible for overseeing the process.

The Board of Directors, through the Audit and Control Committee, is the body in the entity which oversees the process, as defined in art. 22 of the Regulations of the Board of Directors of Telefonica.

F.3.	Control activities

Indicate the existence of at least the following components, specifying their main characteristics:

F.3.1.	Procedures for reviewing and authorizing the financial information and description of ICFR to be disclosed to the markets, stating who is responsible in each case and documentation and flow charts of activities and controls (including those addressing the risk of fraud) for each type of transaction that may materially affect the financial statements, including procedures for the closing of accounts and for the separate review of critical judgments, estimates, evaluations and projections.

On March 26, 2003 the Telefónica Board approved the “Regulations governing disclosure and reporting to the markets”. This regulation stablishes the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information of Telefónica, S.A. is communicated to the Company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.

Each quarter the Telefónica’s Finance Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.

Likewise, the Telefónica Group has documented accounting-financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.

Also, the Company follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information.

Also, and pursuant to the internal regulations, the Executive Chairmen and the Finance Directors of the Group companies must submit a certificate to the Corporate Finance Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material

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respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.

In relation to the accounting close, the Finance Department issues instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements. These instructions are mandatory.

The Corporate Finance Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Finance Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.

Finally, Internal audit, within its annual audit plan establishes, annually work plans to asses the Internal Control Model over financial reporting.

F.3.2.	Internal control policies and procedures for IT systems (including secure access, control of changes, system operation, continuity and segregation of duties) giving support to key company processes regarding the preparation and publication of financial information.

The Global Information Systems Department of the Telefónica Group is in charge of the information systems for all the Group’s business defining the strategy and technology planning, ensuring the conditions of quality of service, cost and safety required by the Group.

Within its different functions is in charge of the development and the implementation of systems that improve the efficiency, effectiveness and profitability of the group processes ,the definition and implementation of security policies and standards for applications and infrastructures (in conjunction with the Security and Networks Department), among which is included the internal control model in the field of information technologies.

The Corporate Policy on Information Security defines as strategic assets the information and the systems that treat it and establishes both the safety requirements which Group companies must have and the action lines to be followed compulsorily by implementing appropriate controls according to the following domains:

•	Organization and functions

•	Obligations relating to staff

•	Classification and information processing

•	Identification and authentication

•	Access control

•	Audit Logs and monitoring

•	Networking and Communications

•	Software Control

•	Development and maintenance of systems

•	Incident management

•	Management and distribution of supports

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•	Backup & Recovery copies

•	Business Continuity

•	Physical and environmental security

•	Compliance with currently legislation

Finally, Internal Audit in its annual audit plan establishes work plans to verify the effectiveness and efficiency of IT governance model, the adequacy of controls, and the completeness of information.

F.3.3.	Internal control policies and procedures for overseeing the management of outsourced activities, and of the appraisal, calculation or valuation services commissioned from independent experts, when these may materially affect the financial statements.

If a process or part of a process is outsourced with an independent party, controls are still required to ensure the entire process is adequately controlled. Given the importance of outsourcing services and the impacts that this can have on the opinion about the effectiveness of the internal control for financial reporting ICFR, measures are taken in the Telefónica Group to demonstrate a minimum level of control in the independent party. Actions taken to achieve this objective are three-fold:

•	Certification of internal control by an independent third party: ISAE3402 and/or SSAE16 certificates.

•	Implementation of specific controls: Determined, designed, introduced and evaluated by the company.

•	Direct evaluation: An evaluation of the outsourced processes by the Internal Audit area.

When Telefónica, S.A. or any of its subsidiaries engage the services of an independent expert whose findings and conclusions may materially impact the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party are verified directly by the area contracting the service and, if applicable jointly with the procurement department. The finance department has control activities in place to guarantee the validity of the data, the methods used and the reasonability of the assumptions used by the third party by making a recurrent follow-up of KPIs specific to each function which enable to ensure compliance with the outsourced process in accordance with policies and guidelines provided by the Group.

Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

F.4.	Information and communication

Report, specifying, at least, the main characteristics the existence of at least:

F.4.1.	A specific function in charge of defining and maintaining update accounting policies (accounting policies area or department) and settling doubts or disputes over their interpretation, which is in regular communication with the team in charge of operations, and a manual of accounting policies regularly updated and communicated to all the company’s operating units.

The Group Finance Department is in charge of defining and updating the accounting policies used for preparing the consolidated financial information.

Thus, this area publishes IFRS (International Financial Reporting Standards) information newsletters summarizing the main changes to accounting methodology, as well as clarifications on various other related issues. These newsletters are monthly.

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Also, the Telefónica Group has an Accounting Policies Manual which is annually updated. The objectives of this Manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.

This Manual is mandatory for all companies belonging to the Telefónica Group, and shall be applied to their reporting methods when preparing the consolidated financial statements.

This documentation is sent periodically via electronic mail and is available for the whole Group at the eAccounting portal in the Intranet of Telefónica.

Likewise, the accounting policies department has a fluent communication with the people responsible for accounting in the main companies of the Group, both proactively and reactively. This communication is useful to solve doubts or conflicts and it is also useful to guarantee homogeneity in accounting criteria in the Group and it also enables to share best practices among the operators.

F.4.2.	Mechanisms in standard format for the capture and preparation of financial information, which are applied and used in all units within the entity or Group, and support its main financial statements and accompanying notes as well as disclosures concerning ICFR

There is a Compliance Manual for Consolidation Reporting which includes specific instructions on preparing the disclosures which comprise the reporting for the consolidation of the Telefónica Group’s financial statements and the preparation of consolidated financial information.

Likewise, the Telefónica Group uses specific software system for the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is also used to carry out the consolidation process and its subsequent analysis. The system is managed centrally and uses the same accounts plan.

F.5.	Monitoring

Indicate the existence of at least the following components, describing their main characteristics:

F.5.1.	The ICFR monitoring activities undertaken by the Audit Committee and an internal audit function whose competencies include supporting the Audit Committee in its role of monitoring the internal control system, including ICFR. Likewise describe the scope of the ICFR assessment conducted in the year and the procedure for the person in charge to communicate its findings. State also whether the company has an action plan specifying corrective measures for any flaws detected, and whether it has taken stock of their potential impact on its financial information.

As mentioned beforehand, the Corporate By-laws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, with its main functions including: supervising the effectiveness of the Company’s internal control system and risk management systems, and discussing with the Auditor significant weaknesses in the internal control system detected during the audit.

The Audit and Control Committee is responsible for supervising the effectiveness of the internal controls carried out by the Telefónica Group’s Internal Audit function.

The Telefónica Group’s Internal Audit function reports hierarchically to the General Secretary and the Board and functionally to the Audit and Control Committee. Its activities include: ensuring compliance with applicable laws, internal regulations and the principles of the Group’s Code of Ethics; safeguarding the Group’s assets, the efficiency and effectiveness of operations, the reliability of information, and the controlled transparency vis-à-vis third parties, and safeguarding the image of the Telefónica Group.

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Internal Audit function is developed according to the International Standards for the Professional Practice of Internal Auditing and has been awarded a Quality Certificate from the Institute of Internal Auditors.

With regard to supervision of ICFR, Telefónica as a company listed on the New York Stock Exchange is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.

Among these requirements is the aforementioned “Sarbanes-Oxley Act” and, specifically, Section 404 which stipulates that all listed companies in the US market must evaluate on an annual basis the effectiveness of their ICFR procedures and structure.

The external Auditor issue an independent evaluation on the effectiveness of the Internal Control over the financial reporting.

To fulfil this objective, the Telefónica Group uses the aforementioned ICFR Evaluation Model on three levels the Internal Audit function is responsible for evaluating its performance annually.

Self-assessment Questionnaires

All the Group’s subsidiaries complete Self-assessment Questionnaires every year, the responses to which are certified by officers in charge of internal control over financial reporting in each company (Chief Executive Officer (CEO) and Chief Financial Officer (CFO)). These questionnaires cover those aspects of ICFR that are deemed to be minimum requirements to achieve reasonable assurance of the reliability of the financial information. A sample of responses is audited.

Review of processes and specific controls

As well as the requirement to complete the Self-assessment Questionnaire, certain companies are subject to a direct review of their processes and controls due to the significance of their contribution to the Group’s economic and financial figures and other risk factors considered. This review is conducted using the General Evaluation Model, for this purpose, the Scope Definition Model is used, which enables to identify critical accounts in each Telefónica Group company employing previously-established assumptions.

Once these critical accounts are identified for review, the General Evaluation Model is applied as follows:

•	The processes and systems associated with the critical accounts are determined.

•	Risks affecting the financial reporting vis-à-vis these processes are identified.

•	Checks and, where necessary, process controls are put in place to provide reasonable assurance that the documentation and design of controls over financial reporting are sound.

•	Audit tests are carried out to assess the effectiveness of the controls.

General controls review

Group general controls are assessed at least annually, considering aspects mainly related to rules and guidelines in force across the entire Group.

Supervision of general controls over information systems has as objective reviewing the management of changes in programs, access to data and systems and the management of changes in infrastructures, back up, programmed tasks and incidents.

F.5.2.	A discussion procedure whereby the auditor (pursuant to TAS), the internal audit function and other experts can report any significant internal control weaknesses encountered during their review of the financial statements or other assignments, to the company’s senior management and its Audit Committee or Board of Directors. State also whether the entity has an action plan to correct or mitigate the weaknesses found.

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As explained beforehand, the unit of Internal Audit also provides support to the Audit and Control Committee in monitoring the correct functioning of the ICFR system. The results of the final appraisal for 2014 were presented at the February 2015 meeting of the Audit and Control Committee. No material weaknesses or significant shortcomings in the ICFR structure and procedures were identified.

The results of the assessment for the year 2014 have been presented in the Audit and Control in February 2015, informing that this evaluation have not revealed material weaknesses or significant deficiencies in the structure and procedures of internal control over financial reporting (ICFR).

Each year the External Auditor issues its own opinion on the effectiveness of ICFR. At the date of this report, the External Auditor has not notified the Audit and Control Committee of the existence of any control shortcomings which constitute material weaknesses or significant deficiencies for 2014.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work, including tasks performed to guarantee the effectiveness of the system of internal control over financial reporting.

F.6.	Other relevant information

Not Applicable

F.7.	External auditor report

State whether:

F.7.1.	The ICFR information supplied to the market has been reviewed by the external auditor, in which case the corresponding report should be attached. Otherwise, explain the reasons for the absence of this review.

The attached information on ICFR has been submitted for review by the External Auditor, whose report is attached as an appendix to this document.

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G	Degree of compliance with corporate governance recommendations

Indicate the degree of the company’s compliance with Corporate Governance recommendations.

Should the company not comply with any of the recommendations or comply only in part, include a detailed explanation of the reasons so that shareholders, investors and the market in general have enough information to assess the company’s behavior. General explanations are not acceptable.

1.	The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.10, B.1, B.2, C.1.23 and C.1.24.

Explain

In accordance with Article 26 of the Corporate By-laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 30 of the Corporate By-laws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 31 of the Corporate By-laws establishes that, in order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Corporate By-laws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required in the interests of all shareholders, , an offer for one hundred percent of the capital, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.

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2014 Consolidated Financial Statements

In relation to the above and in accordance with the provisions of Article 527 of the Corporate Enterprises Act, any clauses in the By-laws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

In addition, the special requirements for appointment as Director (Article 30 of the Corporate By-laws) or as Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission (Article 31 of the Corporate By-laws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned Articles of the Corporate By-laws.

2	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:

a)	The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

b)	The mechanisms in place to resolve possible conflicts of interest.

See sections: D.4 and D.7

Not applicable

3	Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)	The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c)	Operations that effectively add up to the company’s liquidation.

See section: B.6

Complies

4	Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 27, should be made available at the same time as the publication of the Meeting notice.

Complies

Telefónica, S.A.    294

2014 Consolidated Financial Statements

5	Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a)	The appointment or ratification of directors, with separate voting on each candidate;

b)	Amendments to the bylaws, with votes taken on all articles or group of articles that are materially different.

Complies

6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

Complies

7.	The Board of Directors should perform its duties with unity of purpose and independent judgment, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximize its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Complies

8	The board should see the core components of its mission as to approve the company’s strategy and authorize the organizational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and, in particular:

i.	The strategic or business plan, management targets and annual budgets;

ii.	Investment and financing policy;

iii.	Design of the structure of the corporate group;

iv.	Corporate governance policy;

v.	Corporate social responsibility policy;

vi.	Remuneration and evaluation of senior officers;

vii.	Risk control and management, and the periodic monitoring of internal information and control systems.

viii.	Dividend policy, as well as the policies and limits applying to treasury stock.

See sections: C.1.14, C.1.16 and E.2

b)	The following decisions:

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2014 Consolidated Financial Statements

i.	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.

ii.	Directors’ remuneration, and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.

iii.	The financial information that all listed companies must periodically disclose.

iv.	Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders’ Meeting;

v.	The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).

However, board authorization need not be required for related-party transactions that simultaneously meet the following three conditions:

1. They are governed by standard form contracts applied on an across-the-board basis to a large number of clients;

2. They go through at market prices, generally set by the person supplying the goods or services;

3. Their amount is no more than 1% of the company’s annual revenues.

It is advisable that related-party transactions should only be approved on the basis of a favorable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.

Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.

See sections: D.1 and D.6

Complies

9	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer than five and no more than fifteen members.

See sections: C.1.2

Explain

The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its

Telefónica, S.A.    296

2014 Consolidated Financial Statements

economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.

In addition, it is important to bear in mind the Company’s large number of Board committees, which ensures the active participation of all its Directors.

10	External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.3 and C.1.3

Complies

11	That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1. In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, but where there are shareholders with high absolute value shareholdings.

2. In companies with a plurality of shareholders represented on the board but not otherwise related.

See sections: A.2, A.3 and C.1.3

Explain

The aforementioned recommendation 11 refers to the composition of the group of External Directors. As stated in Section C.1.3 of this Annual Corporate Governance Report, at 31 December 2014, the group of External Directors of Telefónica, S.A. was composed of 15 members (of a total of 18 Members), of whom 5 are Proprietary Directors, 8 are Independent Directors and 2 falls under the “Other External Directors” category.

Of the five Proprietary Directors, two act in representation of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona,“la Caixa”, which holds 5.25% of the capital of Telefónica, S.A., two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.25% of the capital, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds a 1.38% stake.

Applying the proportional criterion established in Article 243 of the LSC regarding the total number of directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a director.

Moreover, it must be taken into account that recommendation 11 stipulates that this strict proportionality criterion can be relaxed so the weight of Proprietary Directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

Telefónica, S.A.    297

2014 Consolidated Financial Statements

In this regard, Telefónica ranks among the top listed companies on Spanish stock exchanges in terms of stock market capitalization, reaching the figure of 55,514 million euros at December 31, 2014, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 2,914 million euros, and that of BBVA is 3,470 million euros). This justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the board each (to which they would strictly have the right in accordance with Article 243 of the Corporate Enterprises Act) to two members, i.e. permitting the appointment of just one more Proprietary Director over the strictly legal proportion.

On January 23, 2011, China Unicom and Telefónica, S.A. expanded on their existing strategic alliance and signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

12	The number of independent directors should represent at least one third of all board members.

See section: C.1.3

Complies

13	The nature of each director should be explained to the General Meeting of Shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification by the Nomination Committee. Said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorships.

See sections: C.1.3 and C.1.8

Complies

14	When women directors are few or non existent, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;

b)	The company makes a conscious effort to include women with the target profile among the candidates for board places.

See sections: C.1.2, C.1.4, C.1.5, C.1.6, C.2.2 and C.2.4

Explain

In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva

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2014 Consolidated Financial Statements

Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, having been re-elected for that position by the General Shareholders Meeting that was held on May 31, 2013 Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as Vice General Counsel of the Board of Directors of Telefónica.Article 10.3 of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

15	The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organize and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See sections: C.1.19 and C.1.41

Complies

16	When a company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See sections: C.1.22

Complies

17	The Secretary should take care to ensure that the board’s actions:

a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies;

b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting, the Board of Directors and others;

c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and

Telefónica, S.A.    299

2014 Consolidated Financial Statements

approved by a full board meeting; the relevant appointment and removal procedures being spelled out in the board’s regulations.

See section: C.1.34

Complies

18	The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See sections: C.1.29

Complies

19	Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: C.1.28, C.1.29 and C.1.30

Complies

20	When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Complies

21	The board in full should evaluate the following points on a yearly basis:

a)	The quality and efficiency of the board’s operation;

b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;

c)	The performance of its committees on the basis of the reports furnished by the same.

See sections: C.1.19 and C.1.20

Complies

22	All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See sections: C.1.41

Telefónica, S.A.    300

2014 Consolidated Financial Statements

Complies

23	All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See sections: C.1.40

Complies

24	Companies should organize induction programs for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programs when circumstances so advise.

Complies

25	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;

b)	Companies should lay down rules about the number of directorships their board members can hold.

See sections: C.1.12, C.1.13 and C.1.17

Partially Complies

Telefónica, SA has not established quantitative rules about the number of Boards that its Directors may sit. Nevertheless, the Regulations of the Board of Directors includes among the obligations of Directors (Article 28.2 of the Board Regulations) that Directors must devote the time and effort required to perform its functions and, to this end, shall inform to the Nominating, Compensation and Corporate Governance Committee about any other professional obligations that might interfere with the performance of their duties as Directors.

26	The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.

b)	Subject to a report from the Nomination Committee in all other cases.

See sections: C.1.3

Complies

Telefónica, S.A.    301

2014 Consolidated Financial Statements

27	Companies should post the following director particulars on their websites, and keep them permanently updated:

a)	Professional experience and background;

b)	Directorships held in other companies, listed or otherwise;

c)	An indication of the director’s classification as executive, proprietary or independent; In the case of proprietary directors, stating the shareholder they represent or have links with.

d)	The date of their first and subsequent appointments as a company director; and

e)	Shares held in the company and any options on the same.

Complies

28	Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections: A.2, A.3 and C.1.2

Complies

29	The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in Ministerial Order ECC/461/2013.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 11.

See sections: C.1.2, C.1.9, C.1.19 and C.1.27

Complies

30	Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organization’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 213 of the Public Limited Companies Act, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections: C.1.42, C.1.43

Telefónica, S.A.    302

2014 Consolidated Financial Statements

Complies

31	All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

This terms of this Recommendation should also apply to the Secretary of the board, director or otherwise.

Complies

32	Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See sections: C.1.19

Not applicable

33	Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.

Complies

34	External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Complies

35	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.

Not applicable

Telefónica, S.A.    303

2014 Consolidated Financial Statements

36	In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Complies

37	When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the board should also act as secretary to the Executive Committee.

See sections: C.2.1 and C.2.6.

Complies

38	The board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee’s minutes.

Complies

39	In addition to the Audit Committee mandatory under the Securities Market Act, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.

The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:

a)	The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b)	These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c)	Committees should be chaired by an independent director.

d)	They may engage external advisors, when they feel this is necessary for the discharge of their duties.

e)	Meeting proceedings should be minuted and a copy of the minutes sent to all board members.

See sections: C.2.1 and C.2.4

Complies

Telefónica, S.A.    304

2014 Consolidated Financial Statements

40	The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

See sections: C.2.3 and C.2.4

Complies

41	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.

Complies

42	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

See sections: C.2.3

Complies

43	The head of internal audit should present an annual work program to the Audit Committee, report to it directly on any incidents arising during its implementation, and submit an activities report at the end of each year.

Complies

44	Control and risk management policy should specify at least:

a)	The different types of risk (operational, technological, financial, legal, reputational, …) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks;

b)	The determination of the risk level the company sees as acceptable;

c)	Measures in place to mitigate the impact of risk events should they occur;

d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.

See section: E

Complies

45	The Audit Committee’s role should be:

1st. With respect to internal control and reporting systems:

Telefónica, S.A.    305

2014 Consolidated Financial Statements

a) Review internal control and risk management systems on a regular basis, so the main risks are properly identified, managed and disclosed.

b) Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c) Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2nd. With respect of the external auditor:

a) Receive regular information from the external auditor on the progress and findings of the audit programme, and check that senior management are acting on its recommendations.

b) Monitor the independence of the external auditor, to which end:

i. The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii. The Audit Committee will investigate the issues giving rise to the resignation of any external auditor.

See sections: C.1.36, C.2.3, C.2.4 and E.2

Complies

46	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Complies

47	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:

a)	The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)	The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: C.2.3 and C.2.4

Telefónica, S.A.    306

2014 Consolidated Financial Statements

Complies

48	The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section: C.1.38

Complies

49	The majority of Nomination Committee members – or Nomination and Remuneration Committee members as the case may be – should be independent directors.

See section: C.2.1

Complies

50.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a) Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b) Examine or organize, in appropriate form, the succession of the chairman and chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.

c) Report on the senior officer appointments and removals which the chief executive proposes to the board.

d) Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.

See section: C.2.4

Complies

51.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.

Any board member may suggest directorship candidates to the Nomination Committee for its consideration.

Telefónica, S.A.    307

2014 Consolidated Financial Statements

Complies

52.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a) Make proposals to the Board of Directors regarding:

i)	The remuneration policy for directors and senior officers;

ii)	The individual remuneration and other contractual conditions of executive directors.

iii)	The standard conditions for senior officer employment contracts.

b) Oversee compliance with the remuneration policy set by the company.

See section: C.2.4

Complies

53.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.

Complies

Telefónica, S.A.    308

2014 Consolidated Financial Statements

H	Other information of interest

i)	If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report and which is necessary to provide a more comprehensive view of the corporate governance structure and practices at the company or group, explain briefly.

—

ii)	You may include in this Section any other information, clarification or observation related to the above Sections of this report.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

iii)	The company may also state whether it voluntarily subscribes to other international, sectorial or other ethical principles or standard practices. If applicable identify the Code and date of adoption.

GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the financial year ended on December 31, 2014, except in those issues in which a different date of reference is specifically mentioned.

- Note 1 to Section A.3

It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executives when carrying out personal trades involving securities issued by Telefónica, S.A. and financial instruments and contracts whose underlying securities or instruments are issued by the Company.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorization by the Regulatory Compliance Committee.

- Note 2 to Section A.3

At the General Shareholders’ Meeting on May 18, 2011, shareholders approved the introduction of a long-term incentive plan for managers of the Group (including Executive Directors) known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were awarded a certain number of Telefónica, S.A. shares as a form of variable remuneration. This General Shareholders’ Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the Co-Investment requirement established in the Plan and the maximum target total shareholder return (TSR) established for each phase.

Moreover, at the General Shareholders’ Meeting on May 30, 2014, shareholders approved the introduction of a new long-term incentive plan for managers of the Group (including Executive Directors), also known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were also awarded a certain number of Telefónica, S.A. shares as a form of variable remuneration. This General Shareholders’ Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the co-investment requirement established in the Plan and the maximum target total shareholder return (TSR) established for each phase.

Telefónica, S.A.    309

2014 Consolidated Financial Statements

In accordance with the above, the amounts appearing in Section A.3. of this report under “Number of direct options” and “Equivalent number of shares” (i.e. Mr. César Alierta Izuel, 972,417-1,519,401; Mr. Julio Linares López, 13,878-21,686; Mr. José María Álvarez-Pallete López, 572,131-893,955; and Mr. Santiago Fernández Valbuena, 1,311,223-1,486,287) relate to the theoretical number of shares assigned and the maximum possible number of shares to be received in the second and third phase of the Plan approved by the General Shareholders’ Meeting of May 18, 2011, and to the first phase of the Plan approved by the General Shareholders’ Meeting of May 30, 2014, if the co-investment requirement established in these Plans and the maximum target TSR established for each phase are met.

In the case of Mr. Julio Linares López, the number of shares quoted exclusively matches the theoretical number of shares assigned, and the maximum possible number of shares to be received, in the second and third phase of the Plan approved by the General Shareholders’ Meeting of May 18, 2011.

In the case of Mr. Santiago Fernández Valbuena, this figure includes 500,000 call options granting the right to purchase 500,000 Telefónica, S.A. shares at the maturity date (September 11, 2015) at an exercise price of 12.55 euros, and a further 500,000 call options granting the right to purchase 500,000 Telefónica, S.A. shares at the maturity date (January 29, 2016) at an exercise price of 13.37 euros.

It is further stated for the record that, as of December 31, 2014, a maximum of 149,787 shares and 162,500 shares (in total 312,287) had been allocated to us Eva Castillo Sanz for her participation in the performance & Investment plan, for the two cycles of 2012-2015 and 2013-2016, respectively, and that in January 2015, she received 862,475 euros in settlement of her participation in the aforementioned plan.

- Note 3 to Section A.6.]

In accordance with the provisions of Article 112, Section 2 of the Securities Market Act 24/1988, of July 28 (currently replaced by Article 531 Section 1 of the revised text of the Corporate Enterprises Act approved by Royal Decree Law 1/2010, of July 2), on October 22, 2009, the Company notified the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores, “CNMV”) that on September 6, 2009 Telefónica had entered into a mutual share exchange agreement with China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per Article 518 of the Corporate Enterprises Act. By virtue of these clauses, Telefónica may not, while the strategic partnership agreement is in force, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking was rendered null and void when the aforementioned period of one year had elapsed.

At the same time, both parties also undertook similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.

This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.

On January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Through its subsidiary Telefónica Internacional, S.A.U., Telefónica acquired a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months of signature of this agreement. In recognition of China Unicom’s stake in Telefónica, the latter committed to proposing the appointment of a board member nominated by China Unicom at the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s By-laws. The General Shareholders’ Meeting held on May 18, 2011 duly approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

Telefónica, S.A.    310

2014 Consolidated Financial Statements

The Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At December 31, 2011, the Telefónica Group held a 9.57% stake in the company.

On June 10, 2012, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed an agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of its capital.

After securing the requisite regulatory authorizations, the sales transaction was completed on July 30, 2012.

Subsequent to the transaction, Telefónica and China Unicom remained firmly committed to their Strategic Partnership.

Telefónica agreed not to sell the shares it holds directly and indirectly in China Unicom for a period of 12 months as from the date of the agreement.

On November 10, 2014 Telefónica sold 597,844,100 shares in China Unicom, representing 2.5% of the capital of the latter, in a block trade process, at a price of HK $ 11.14 per share, in a total amount of HK $ 6,660 million, approximately 687 million euros at current exchange rates.

Telefónica undertook not to sell any shares held directly or indirectly in China Unicom on the market for a period of 12 months from the selling date.

Telefónica maintains its commitment to the Strategic Partnership with China Unicom.

Note 4 to Section A.10.]

In accordance with Article 26 of the Corporate By-laws, no shareholder may cast a number of votes in excess of 10% of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10% voting ceiling.

The 10% limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

For the purposes of the provisions contained in the preceding paragraph, the provisions of Section 18 of the current Corporate Enterprises Act shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.

In relation to the above and in accordance with the provisions of Article 527 of the Corporate Enterprises Act, any clauses in the By-laws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will be rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

Note 5 to Section B.6.]

Both Article 15 of the Company’s By-laws and Article 5 of the Regulations for the General Shareholders’ Meeting expressly define the following powers among those conferred on the general Shareholders’ Meeting:

Telefónica, S.A.    311

2014 Consolidated Financial Statements

•	The transformation of the Company into a holding company through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities previously carried out by the Company itself.

•	The acquisition or disposal of essential operating assets, when this entails an effective amendment of the corporate purpose.

•	Transactions, the effect of which is tantamount to liquidating the Company and, especially, the approval of the final balance sheet upon liquidation.

- Note 6 to Section C.1.12.]

Mr. Ignacio Moreno Martínez of Secuoya, Grupo de Comunicación, S.A., is the individual representing the Board member Cardomana Servicios y Gestiones, S.L.

Mr. Antonio Massanell Lavilla, in the company Boursorama, S.A. is the individual representing the Board member Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “La Caixa”.

The appointment of Mr. Antonio Massanell Lavilla as Director of Banco Portugués de Investimento, S.A. (BPI) is pending of registration in the Public Register of Directors.

- Note 7 to Section C.1.13.]

Telefónica, S.A. has not established quantitative rules about the number of Boards that its Directors may sit. Nevertheless, the Regulations of the Board of Directors includes among the obligations of the Directors (Article 28.2 of the Board Regulations) that Directors must devote the time and effort required to perform its functions and, to this end, shall inform the Nominating, Compensation and Corporate Governance Committee about any other professional obligations that might interfere with the performance of their duties as Directors.

- Note 8 to Section C.1.14.]

Although the investment and financing policy is not included literally in Article 5.4. of the Regulations of the Board of Directors, in practice said policy is the exclusive competence of the Board of Directors of the Company.

- Note 9 to Section C.1.16.]

For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs. Additionally, and for the purposes of annual remuneration, the person in charge of the internal audit is included.

It is hereby stated that Mr. Matthew Key ceased to be part of the Company’s Senior Management on February 26, 2014, having perceived in January 2015 (date of his departure from the company) under the conditions established in its day, on his contract, an amount of 15,150,969 euros as result of the termination of his executive functions in the Telefónica Group. The amount of 15,150,969 euros is included in the amount of 26,766 thousand euros, consigned as “Total remuneration received by senior management” in the section of this report C.1.16 of this report.

Note 10 to Section C.1.17.]

Mr. Antonio Massanell Lavilla is Non Executive Chairman of Cecabank, S.A.

Mr. Jose Fernando de Almansa Moreno-Barreda is Acting Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and of BBVA Bancomer, S.A.

- Note 11 to Section C.1.31.]

Telefónica, S.A.    312

2014 Consolidated Financial Statements

In accordance with U.S. securities market regulations, the information contained in the Annual Report in 20-F format (which includes the Consolidated Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the CFO. This certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.

- Note 12 to Section C.1.39.]

Financial year 1983 was the first audited by an External Auditor. Previously the financial statement were revised by chartered accountants (known at the time as “censores de cuentas”). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Individual Financial Statements of Telefónica, S.A., while 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Financial Statements, as 1991 was the first year in which the Telefónica Group prepared Consolidated Financial Statements.

- Note 13 to Section C.1.45 ]

It is also stated for the record that in February 2015, the golden parachute provisions included in the four-year contract of the Executive Chairman, Mr. César Alierta Izuel, were replaced by an extraordinary one-time contribution of 35.5 million euro to a benefit plan, as part of the company’s policy of reducing indemnity provisions, in line with best corporate governance practices. After this extraordinary contribution, Telefónica, S.A. will not contribute any additional annual amounts to the Benefit Plan for Officers with respect to for Mr. Alierta Izuel. Such contribution would be received by Mr. Alierta Izuel in the same instances established in the benefit plan for officers (plan de previsión social de directivos) (PPSD) applicable to the other officers.

- Note 14 to Section C.2.4.]

Audit and Control Committee

Pursuant to the provisions of Article 39 of the Corporate By-laws of Telefónica, S.A., Article 22 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:

a) Composition.

The Audit and Control Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and at least one of them must be an Independent Director. When appointing such members, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing or both, as well as in risk management.

The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after one year from the date when he ceased to hold office.

b) Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:1) To report, through its Chairman, to the shareholders at the General Shareholders’ Meeting on issues raised therein in connection with matters within its purview.

•

To propose to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor mentioned in Article 264 of the Corporate Enterprises Act, as

Telefónica, S.A.    313

2014 Consolidated Financial Statements

well as, where appropriate, terms for the hiring thereof, the scope of its professional engagement and the revocation or renewal of its appointment.

•	To supervise internal audit and, in particular:

a)	To ensure the independence and efficiency of the internal audit function.

b)	To propose the selection, appointment and removal of the person responsible for the internal audit.

c)	To propose the budget for this service.

d)	To review the annual internal audit work plan and the annual activities report.

e)	To receive periodic information on its activities.

f)	To verify that senior executives take account of the conclusions and recommendations of the reports.

•	To supervise the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

•	To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the Auditor significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	the types of risk (operational, technological, financial, legal and reputational) facing the company.

b)	establishment of the level of risk that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialize.

c)	the control and information systems to be used to control and manage these risks.

•	To establish and supervise a system that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

•	To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

•	To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in point 7) above.

c) Operation.

The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.

Telefónica, S.A.    314

2014 Consolidated Financial Statements

In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.

Service Quality and Customer Service Committee

a) Composition.

The Service Quality and Customer Service Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be External Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:

•	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

•	To evaluate levels of customer service provided by the companies of the Group to their customers.

Strategy Committee

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Strategy Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee shall be to support the Board of Directors in analyzing and monitoring the Telefónica Group’s global strategy policy.

Innovation Committee

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Innovation Committee shall be appointed from among its members.

b) Duties.

The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.

Nominating, Compensation and Corporate Governance Committee

Telefónica, S.A.    315

2014 Consolidated Financial Statements

a) Composition.

The Nominating, Compensation and Corporate Governance Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors and the majority of them must be Independent Directors.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an Independent Director, shall be appointed from among its members.

b) Competences.

Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:

1)	To report, following standards of objectivity and conformity to the corporate interest, on the proposals for the appointment, re-election and removal of Directors and senior executives of the Company and its subsidiaries, as well as the Secretary and, if applicable, the Deputy Secretary of the respective Board of Directors, and evaluate the qualifications, knowledge and experience required of candidates to fill vacancies.

2)	To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.

3)	To propose to the Board of Directors the appointment of the Lead Director from among the Independent Directors.

4)	Together with the Chairman of the Board of Directors, to organize and coordinate a periodic assessment of the Board of Directors pursuant to Article 13.3 of the Regulations of the Board.

5)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

6)	To examine or organize, in such manner as is deemed fit, the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

7)	To propose to the Board of Directors, within the framework established in the Corporate By-laws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 34 of the Regulations of the Board.

8)	To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature of the Chairman of the Board of Directors, the Executive Directors and the senior executives of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.

9)	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.

10)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect at any given time.

11)	To exercise such other powers and perform such other duties as are assigned to such Committee in these Regulations.

c) Operation.

In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman of the Board of Directors requests the issuance of a report or the making of a proposal within the scope of its powers

Telefónica, S.A.    316

2014 Consolidated Financial Statements

and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.

Regulation Committee

a) Composition.

The Regulation Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be external Directors.

The Chairman of the Regulation Committee shall be appointed from among its members.

b) Duties.

Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:

1)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Group at any time, through the study, review and discussion thereof.

2)	To act as a communication and information channel on regulatory matters between the management team and the Board of Directors and, where appropriate, to advise the Board of Directors of those matters deemed significant to the Company or to any of the companies of the Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

Institutional Affairs Committee

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Institutional Affairs Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Institutional Affairs Committee’s main duty shall be to examine and analyze matters and issues relating to the Telefónica Group’s institutional relations.

Executive Commission

a) Composition.

The Executive Commission shall consist of the Chairman of the Board of Directors, once appointed as a member of the Executive Commission, and not less than three or more than ten Directors appointed by the Board of Directors.

The Board of Directors shall seek to have External Directors constitute a majority over the Executive Directors.

In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

Telefónica, S.A.    317

2014 Consolidated Financial Statements

b) Duties.

The Board of Directors, always subject to the legal provisions in force, delegates all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Corporate By-laws, or by the Regulations of the Board of Directors.

The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the executions of its tasks, since it meets more often.

c) Operation.

The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.

The Chairman and Secretary to the Board of Directors shall act as the Chairman and Secretary to the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

A valid quorum of the Executive Commission shall exist with the presence, in person or by proxy, of more than one-half of its members.

Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

c) Relations with the Board of Directors.

The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (Article 21.C of the Regulations of the Board of Directors).

Action Plan and Report

As for the Board itself, at the beginning of each year and in accordance with Article 20 b) 3. of the Regulations of the Board of Directors, all Committees shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

All Committees shall also draw up an internal Activities Report summarizing the main activities and actions taken during the previous year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues addressed by the Committees.

- Note 15 to Section D.2.]

The following is hereby placed on record:

The operations included in this section under the heading “Other”, in the amount of 23,247,109 with Banco Bilbao Vizcaya Argentaria, S.A. correspond to Dividends received (13,847) and Derivatives (23,233,262).

The operations included in this section under the heading “Other”, in the amount of 1,150,169 with Banco Bilbao Vizcaya Argentaria, S.A. correspond to Other costs (3,280), Profits from retirement or disposal of assets (6), Other income (2,504), Other operations (111,562), and Derivatives (1,032,817).

The operations included in this section under the heading “Other”, in the amount of 1,220,965 with la Caixa Group, correspond to Derivatives.

The operations included in this section under the heading “Other”, in the amount of 53 with la Caixa Group correspond to Other costs.

Telefónica, S.A.    318

2014 Consolidated Financial Statements

- Note 16 to Section D.5.]

Certain members of the Board of Directors of Telefónica, SA are themselves members of the Board of Directors of Abertis Infraestructuras, S.A., parent company of the Group Abertis. In 2014 and 2013, Telefónica has reached agreements with Abertis, through its company Abertis Tower, S.A., under which Telefónica Móviles Spain, S.A.U. transferred mobile telephone towers to Abertis, earning capital gains of 193 and 70 million euros, respectively. An agreement was also drawn up whereby Abertis Tower, S.A.U. leased space in this infrastructure for Telefónica Móviles España, S.A.U. to install its communications equipment.

Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies’ Forum –a body in which major Spanish companies and the Spanish tax authorities participate–, and complies with the content of the same.

Similarly, Telefónica Group is committed to the application of the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the Organization for Economic Cooperation and Development and the International Labor Organization.

This annual corporate governance report was adopted by the Company’s Board of Directors at its meeting held on February 23, 2015.

State whether any directors voted against approval of this Report, or abstained from voting.

No

Name or corporate name of director	Reasons (voted against, abstention, non-attendance)	Explain the reasons
—	—	—

Telefónica, S.A.    319

2014 Consolidated Financial Statements

ANNEX TO THE ANNUAL CORPORATE GOVERNANCE REPORT

E.3 Indicate the main risks that may affect the achievement of business objectives.

Risks and Uncertainties Facing the Company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the Consolidated Financial Statements, and are as follows:

Group-related risks

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it is affected by various legislations, as well as the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the business, financial position, cash flows and/or the performance of some or all of the Group’s financial indicators.

With respect to the economic environment, the Telefónica Group’s business is impacted by overall economic conditions in each of the countries in which it operates. Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group. Factors such as high debt levels, ongoing restructuring of the banking sector, the implementation of pending structural reforms and continued fiscal austerity measures could hinder more dynamic growth in Europe and, in turn, the consumption and volume of demand for the Group’s services, which could materially adversely affect the Group’s business, financial condition, results of operations and cash flows.

The soft economic recovery in Europe together with low inflation rates, and the risk of deflation, has led and may still lead to monetary and fiscal easing from key players, with a view to creating a relatively benign scenario for Europe. In this region, the Telefónica Group generated 23.9% of its total revenues in Spain, 14.0% in the United Kingdom and 11.0% in Germany in 2014.

In addition, the Group’s business may be affected by other possible effects from the economic crisis, including possible insolvency of key customers and suppliers.

In Latin America, the most important challenge is the exchange-rate risk in Venezuela and Argentina, given the negative impact that depreciation in their currencies could have on cash flows from both countries. International financial conditions may be unfavorable and may lead to potential periods of volatility linked to the evolution of the developed financial markets (especially long-term interest rates in the United States affected by the U.S. Federal Reserve’s intervention that are not discounted in the market), an economic slowdown in Asia (a key region for Latin America) and slow progress with structural reforms projects in the majority of these countries limiting potential for higher growth rates. Among the most significant macroeconomic risk factors in the region are the high inflation rates, negative economic growth and high internal and external funding needs in Venezuela. These funding needs are significant and are affected by the recent fall in oil prices, which is the main and almost sole source of foreign currency in the country. These factors are affecting Venezuela’s competitiveness and may result in a currency devaluation. Other risks in the region are Argentina’s high level of inflation coupled with a phase of economic slowdown and weak public finances. Moreover, the recent decline in the prices of oil and other commodities could have a negative impact on the external accounts of countries such as Brazil, Chile, Peru and Colombia.

In relation to the political environment, the Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk”. For the year ended December 31, 2014, Telefónica Hispanoamérica and Telefónica Brazil represented 26.1% and 22.3% of the Telefónica Group’s revenues, respectively. Moreover, approximately 9.6% of the Group’s revenues in the telephony business are generated in countries that do not have investment grade status (in order of importance, Argentina, Venezuela, Ecuador, Nicaragua, Guatemala,

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El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. It is also significant that, despite clear improvements in Brazil, the uncertainty surrounding the political situation, fiscal policy stimuli and a relatively high inflation rate could result in a rating downgrade that, depending on the extent of such downgrade, could result in strong exchange-rate volatility due to an outflow of investments, especially in relation to fixed-income.

“Country risk” factors include the following:

•	government regulation or administrative policies may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approvals), which could negatively affect the Group’s business in such countries;

•	abrupt exchange-rate fluctuations may occur mainly due to high levels of inflation and both fiscal and external deficits with the resulting exchange-rate overvaluation. This movement could lead to strong exchange-rate depreciation in the context of a floating exchange rate regime, a significant devaluation off the back of abandoning fixed exchange rates regimes or the introduction of varying degrees of restrictions on capital movement. For example, in Venezuela, the official U.S. dollar to bolívar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance, with an alternative market for attracting foreign currency through the Complementary System for Administration of Foreign Currency (Sistema Complementario de Administración de Divisas or “SICAD”) regular and selective auctions. In February 2015, a new Exchange Rate Agreement was established, including the regulations for the Foreign Exchange Marginal System (SIMADI), and the Central Bank of Venezuela published on February 18, 2015 a weighted average exchange rate equal to 172.1 bolívares to the U.S. dollar for the markets referred to in chapters II and IV of such Exchange Rate Agreement. Additionally, the acquisition or use of foreign currencies by Venezuelan or Argentinean companies (in some cases) to pay foreign debt or dividends is subject to the pre-authorization of the relevant authorities. Also, the Argentinean peso, despite its recent stability, continues to be under the threat of a sustained accelerated depreciation against the U.S. dollar;

•	governments may expropriate or nationalize assets, make adverse tax decisions or increase their participation in the economy and in companies;

•	economic-financial downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries; and

•	maximum limits on profit margins may be imposed in order to limit the prices of goods and services through the analysis of cost structures. For example, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for Defense of Socioeconomic Rights.

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2014, 70% of the Group’s net debt (in nominal terms) was pegged to fixed interest rates for a period greater than one year, while 27% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2014: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 111 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, the U.S. dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 68 million euros. These calculations were made using the same balance position in each currency and same balance position equivalent at such date and bearing in mind the derivative financial instruments arranged.

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According to the Group’s calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 76 million euros, primarily due to the weakening of the Venezuelan bolivar and the Argentinean peso. These calculations were made using the same balance position in each currency with an impact on profit or loss at such date, including derivative instruments in place. For the year ended December 31, 2014, 22.8% of the Telefónica Group’s operating income before depreciation and amortization (OIBDA) was concentrated in Telefónica Brazil, 26.2% in Telefónica Hispanoamérica and 11.2% in the Telefónica United Kingdom.

The Telefónica Group uses a variety of strategies to manage these risks, mainly through the use of financial derivatives, which themselves also expose us to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of the Company’s strategic plan, the development and implementation of new technologies or the renewal of licenses as well as expansion of our business in countries where we operate may require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system and concerns regarding the burgeoning deficits of some European countries. The worsening international financial market credit conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt or arrange new debt if necessary, and more difficult to raise funds from the Group’s shareholders, and may negatively affect the Group’s liquidity. At December 31, 2014, gross financial debt scheduled to mature in 2015 amounted to 8,491 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2016 amounted to 8,407 million euros. Despite having covered gross debt maturities of 2015, 2016 and part of 2017 by available cash and lines of credit at December 31, 2014, possible difficulties in maintaining the current safety margin, or the risk that this could be significantly and unexpectedly exhausted, could force Telefónica to use resources allocated for other investments or commitments for payment of its financial debt, which could have a negative effect on the Group’s businesses, financial position, results of operations or cash flows.

In 2013 the Telefónica Group issued bonds mainly (i) in euro totaling 3,250 million euros with an average coupon of 3.690%; (ii) in dollars totaling 2,000 million U.S. dollars with an average coupon of 3.709%; and (iii) in Swiss Francs totaling 225 million Swiss francs with an annual coupon of 2.595%. The Telefónica Group also issued undated deeply subordinated securities in euros totaling 1,750 million euros with an average coupon of 6.902%; and in sterling pounds totaling 600 million sterling pounds with a coupon of 6.750%. In 2014 the Telefónica Group issued bonds mainly in the European market with a maturity of eight years totaling 1,250 million euros with an annual coupon of 2.242%, and bonds with a fifteen-year maturity totaling 800 million euros with an annual coupon of 2.932%. In addition, the Telefónica Group issued undated deeply subordinated securities in 2014 totaling 2,600 million euros with an average coupon of 5.075%.

Despite having its gross debt maturities profile covered for more than two years, obtaining financing on the international capital markets could also be restricted, in terms of access and cost, if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on the Group’s ability to meet its debt maturities.

Moreover, market conditions could make it harder to renew existing undrawn credit lines, 8% of which, at December 31, 2014, were scheduled to mature prior to December 31, 2015.

In addition, the impact of the sovereign debt crisis and the rating downgrades in certain Eurozone countries should be taken into account. Any deterioration in the sovereign debt markets, doubts about developments in

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European projects (such as implementation of the banking union project, the results of the elections in Europe, including Spain among others, or progress towards fiscal integration), as well as further credit restrictions by the banking sector could have an adverse effect on the Telefónica Group’s ability to access funding and/or liquidity, which could have a significant adverse effect on the Group’s businesses, financial position, results of operations and cash flows.

Risks Relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market.

In this regards, the Telefónica Group pursues its license renewals in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.

Regulation of spectrum and government concessions

In Europe, the amendments by the EU Parliament to the Commission’s proposal on the “Digital Single Market” (the “DSM”) package of measures are currently being discussed by the European Council. The “DSM” measures include important measures affecting, inter alia, spectrum regulation. Although these measures are not yet final, they could have significant implications as they include new provisions on secondary markets, criteria to apply at auctions, renewals and terms of licenses, etc.

In addition, the main allocation criteria for the 700 MHz band of “Digital Dividend II” (the second spectrum allocation process from television operators to electronic communications services) will be defined in the coming years. This could require new cash outflows ahead of the Group’s previously anticipated schedule (it is expected that the spectrum will be available between 2018 and 2021).

Nevertheless, Germany will be the first country in Europe to award spectrum in the 700 MHz band. On January 29, 2015, the German regulator (“BNetzA”) published respective final decisions on the spectrum allocation proceedings and on the auction conditions of the 700 MHz and 1500 MHz bands. The auction will also include the spectrum corresponding to GSM licenses – the entire 900 MHz band and most of the 1800 MHz band (which will expire at the end of 2016) –. Interested bidders may submit applications by March 6, 2015. The auction (Simultaneous Multi-Round Auction) will take place in the second quarter of 2015.

On July 4, 2014, BNetzA adopted a decision concerning the frequency aspects of the Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbH & Co KG (“E-Plus”). BNetzA has instructed Telefónica Deutschland (the surviving entity after the merger takes place) to anticipate the termination of its rights of use in the 900 / 1800 MHz bands by December 31, 2015, (instead of December 31, 2016), if Telefónica Deutschland (the surviving entity) does not reacquire these frequencies at the above-mentioned auction proceeding. Both Telefónica

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Deutschland and E-Plus have legally challenged this BNetzA decision on August 4, 2014. The German regulator also announced that, once the auction of spectrum mentioned above mentioned is over, it will perform a frequency distribution analysis, and determine whether any additional action is needed, particularly in the area of the 2GHz spectrum band granted to Telefonica Deutschland.

In addition, and within the framework of the conditions imposed by the European Commission in connection with the merger, the surviving entity of the merger is obliged to offer up to 2x10 MHz in the 2600 MHz as well as up to 2x10 MHz in the 2100 MHz spectrum band to one potential new mobile network operator. This offer is open to any potential new mobile network operator that had declared a respective interest by December 31, 2014, and to the operator with whom Telefónica Deutschland has signed the network access agreement (Drillisch Group).

On December 26, 2014, the Spanish Government adopted a law in which it delayed, to a maximum period ended on April 1, 2015, the effective delivery of the frequencies in the 800 MHz spectrum which are part of the “Digital Dividend” (the spectrum allocation process from television operators to electronic communications services), and which were expected to be delivered on January 1, 2015 to the already awarded mobile operators. The license term has been extended accordingly to April 24, 2031.

In the United Kingdom a significant increase in the annual license fees charged for the use of the spectrum in 900 MHz and 1800 MHz bands has been proposed by the regulator (the Office of Communications (“Ofcom”)). The outcome of it remains uncertain. Separately, the United Kingdom Government announced recently an agreement with the United Kingdom mobile operators, including Telefonica UK, under which the mobile operators would accept a 90% geographic coverage obligation for voice and text services. Given the agreement, Ofcom has agreed to consider the impact of the geographic coverage obligation on its valuation of annual fees for 900 MHz and 1800 MHz spectrum. This is expected to delay Ofcom’s decision. In addition, on November 7, 2014, Ofcom released a public consultation on the award of 2.3 GHz and 3.4 GHz bands that is expected to take place in late 2015 or early 2016.

In Latin America, spectrum auctions are expected to take place implying potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2015 are:

•	Peru: The government announced plans to auction the 700 MHz spectrum band in the first half of 2015 (three blocks of 2x15 MHz have been defined).

•	Costa Rica: Costa Rica’s government has communicated its intention to auction spectrum in the 1800 MHz and AWS bands during 2015.

•	Mexico: The Federal Institute of Telecommunications (Instituto Federal de Telecomunicaciones) (“IFT”) published its Annual Program for Frequency Use and Development 2015. The program specifies IFT’s intention to award Advanced Wireless Services “AWS” concessions during the course of 2015.

Further to the above, certain administrations may not have announced their intention to release new spectrum and may do so during the year. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Telefónica may also seek to acquire spectrum on the secondary market should opportunities arise.

In Argentina, on December 1, 2014, the Secretary of Communication through Resolution 85/2014 officially awarded Telefónica Argentina the block 1710-1720/2110-2120 for a period of 15 years and the 700 MHz block (703-713/758-768 MHz) is expected to be officially transferred to Telefónica Argentina during 2015.

In the state of São Paulo, Telefónica Brasil provides local and national long-distance Commuted Fixed Telephony Service (CFTS) under the public regime, through a concession agreement, which will be in force until 2025. In this regard, in June 27, 2014, as established in the concession agreement, the National Telecommunications Agency (Agência Nacional de Telecomunicações) (“ANATEL”) issued a public consultation for the revision of the concession agreement. Such public consultation revising the concession agreement ended on December 26, 2014 and allowed contributions on certain topics such as service

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universalization, rates and fees and quality of services, among others. Definitive conditions will be published in 2015.

Additionally, in Colombia the Information and Communication Technologies (“ITC”) Ministry issued a Resolution on March 27, 2014 to renew 850 MHz/1900 MHz licenses for 10 additional years. The reversion of assets and the liquidation of the concession contract will be discussed until May 2015, taking into consideration the terms of the contract, and the Constitutional Court’s review of Law 422 of 1998, which established the reversion of only the radio-electric frequencies.

In Peru, an application for partial renewal of the concessions for the provision of the fixed-line service for another five years has been issued, although assurance has been given by the “Ministry of Transport and Communications” (Ministerio de Transportes y Comunicaciones) in previous renewals, that the concession will remain in force until November 2027. Also, a new law has been enacted establishing mobile virtual network operator (MVNOs) and Rural Mobile Infrastructure Operators (RMIOs) in the Peruvian market.

In Mexico, in light of the constitutional reform resulting from the “Pact for Mexico” political initiative, it is expected that a publicly-owned wholesale network, which will offer wholesale services in the 700 MHz band, will be created. As of today, the funding and the marketing model of this project have not yet been determined.

Telefónica Móviles Chile, S.A. was awarded spectrum on the 700 MHz (2x10 MHz) band in March 2014. A third party provider opposed this allocation of spectrum on the basis that it would exceed the limit spectrum of 60 MHz established by a judgment of the Supreme Court of January 27, 2009. This cap was established for the AWS auction held in 2009, but not for subsequent auctions (2600 MHz and 700 MHz). In a judgment on December 31, 2014, the court of appeals rejected the third party claim. Consequently, the regulator is in a position to adopt a Decree awarding the concession to Telefónica.

The consolidated investment in spectrum acquisitions and renewals in 2014 amounted to 1,294.2 million euros.

The Company’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges

In terms of roaming, the regulated “Eurotariffs” were reduced on July 1, 2014 (in the wholesale market, the price of data was reduced by 67%, the price of call by 50%; and in the retail market, the price of data was reduced by 55%, the price of outgoing voice call by 21%, the price of incoming voice call by 28% and the price of outgoing texts by 25%), as per the regulation approved in 2012. The structural roaming solutions which could lead to a price decrease in the intra-European Union roaming services also took effect in July 2014. Furthermore, the package of DSM measures mentioned above, which is under discussion, also includes a proposal to eliminate European Union roaming charges as of a yet to be determined date. However, the European Parliament proposed the “end of roaming” by December 15, 2015 in a proposal known as “Roaming Like at Home”.

The decreases in wholesale mobile network termination rates (“MTR”) in Europe are also noteworthy. In the United Kingdom, wholesale MTRs have been reduced to 0.845 ppm (pence/minute) from April 1, 2014 (representing a 0.3% reduction compared to the previous rates). In a consultation document published in June 2014, Ofcom has proposed a further reduction to 0.545 ppm, from April 1, 2015.

In Germany, on September 3, 2014, the BNetzA adopted a proposal to reduce MTRs. The new prices will gradually decrease to 0.0172 euro/minute from December 1, 2014, and in a second stage, from 0.0172 euro/minute to 0.0166 euro/minute from December 1, 2015 until the end of November 2016. The European Commission has requested that the German regulator withdraw or amend its latest decision on mobile termination rates, in force as at the date of this Annual Report. There is a risk that the European Commission will initiate infringement proceedings against Germany, and rates may be further reduced.

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In Spain, the National Regulatory & Competition Authority (Comisión Nacional de los Mercados y la Competencia) has adopted a final decision on the third round analysis of the wholesale market for fixed call termination. From November 1, 2014, a symmetric fixed termination rate (“FTR”) of 0.0817 euro cents/minute applies, based on pure bottom-up long run incremental costs (“BU-LRIC”) meaning that billing must be entirely conducted on a “per second” basis, without a peak/off-peak differentiation. The decision therefore eliminates the asymmetry in FTRs that existed since 2006 when alternative network operators were allowed to charge up to 30% above Telefónica’s per minute local FTR. It also brings forth an important reduction in average termination prices for Telefónica (by 80%) in comparison to the former applicable tariffs.

In Latin America, there are also moves to review MTRs leading to these being reduced. Thus, for example, developments in Mexico are among the most relevant, where the IFT has declared the América Móvil Group a preponderant operator in the telecommunications market. As a result, on March 26, 2014, it introduced, among others, special regulations on asymmetric interconnection rates. In that sense, the Federal Telecommunications and Broadcasting law, effective as of August 13, 2014, imposed several obligations on the preponderant operator, which are quite extensive and, in principle, potentially significantly beneficial to Telefónica’s competitive position, particularly with regards to the measures imposed on preponderant operators (to the extent they nominally retain such qualification). With regards to MTR, Telefónica México filed an administrative appeal against the 2011 resolutions of the Federal Telecommunications Commission of México (Cofetel) regarding mobile network termination rates (representing a 61% reduction compared to the previous rates). As of the date of this Annual Report, no ruling has been made on this appeal. Recently, IFT determined the mobile termination rates for 2012, and Telefónica México filed an injunction against this rate. Once these appeals have been concluded, the rates applied may be further reduced retroactively. As of the date of this Annual Report, IFT has not approved the termination rates for 2013, 2014 or 2015 for Telefónica México.

In Brazil, at the end of 2012, ANATEL launched the “Plano Geral de Metas de Competição” (“PGMC”) regarding fixed-mobile rate adjustment reductions until February 2016 and amending the previous reduction conditions (75% of the 2013 rate in 2014 and 50% of the 2013 rate in 2015). In order to complement reductions and approach the cost of the services according to a financial cost model, on July 7, 2014, ANATEL published reference values for MTR taking effect from 2016 to 2019. Such reductions are approximately 44% per year. Furthermore, there are several legislative initiatives that aim to abolish the basic fee of fixed-telephony service. “Price protection” practices (reimbursement of differences in prices of a product to customers if this falls within a relative short period of time) may also have a negative impact in Telefónica Brasil, in both economic and image terms.

In Chile, a tariff decree was issued to set fixed-line termination charges for the 2014-2019 periods. The new tariff entered into effect on May 8, 2014 and applies a reduction of 37% in prices against those charged for the period prior to such tariff. A tariff decree has been issued for mobile networks covering the 2014-2019 five-year period. Such tariff decree entered into effect on January 25, 2014 and implies a reduction of 74.7% with respect to the previous rates. After a review by the general comptroller (Contraloría General) an additional 1.7% reduction was approved on May 27, 2014.

In Ecuador the rate-related risks relate to a reduction in rural and urban telephony charges, a reimbursement of top-up balances, as well as rounding to the nearest minute.

The implementation of the Enabling Act (Ley Habilitante) in Venezuela also confers full powers to the President to implement price control measures. Under this Act, in January 2014, an organic fair price law was issued, which caps the revenue of related enterprises at 30% of their operating costs. In relation to MTRs with the national operator of reference (Compañía Anónima Nacional Teléfonos de Venezuela) (“CANTV”), these have been reduced by 6% compared to the previous rates. In November 2014, near the end of the term allowing the enactment of laws autonomously granted to the President of the Republic, new important decree-laws were enacted, in particular, the Reform of the Law on Foreign Investment, in which, among other things, new requirements for the return of foreign investment were established; the Reform of the Antitrust Law, which was predominantly aimed at enhancing monopoly control regulation and increasing penalties for infringement; and the Reform of the Exchange Crimes Law, which increased economic sanctions.

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In Colombia, on December 30, 2014, the Colombian regulator (“CRC”) enacted Resolution 4660 establishing a gradual reduction for MTRs. The glide path initiates in 2015 in 32.88 Colombian pesos per minute representing a decrease of 41.7% and then descends approximately 42.2% in 2016 and 42.2% in 2017 (each such reduction being as compared to the previous year). This regulatory measure also imposes asymmetric MTRs to the dominant provider (the América Móvil Group), imposing the final rate established in the glide path from 2015 to 2017. The CRC also regulated the charges for national roaming and the SMS termination rates, setting a reduction of 41.5% in 2015, 39.6% in 2016 and 43.3% in 2017 (each such reduction being as compared to the previous year).

Regulation of universal services

Further to its formal obligation to review the scope of the Universal Service Directive (the set of basic electronic communication services whose provision is guaranteed to any user requesting it, regardless of its location, with a specified quality at an affordable price), the European Commission is expected to undertake a public consultation in the months following the date of this Annual Report, which may include both the potential inclusion of broadband in its scope and a possible reduction of some of the current universal service obligations. Depending on the terms that will be set forth in the new regulation, implementation at a local level could lead to higher costs for both the universal service provider and the operators forced to finance the universal service.

The last Plano Geral de Metas de Universalização (“PGMU”) was published in Brazil on June 30, 2011 and applies to the 2011-2015 period. This sets goals for public phones, low cost fixed-lines and coverage density in rural and poor areas with 2.5GHz/450 MHz. Also according to such PGMU, the assets assigned to the provision of the services described in the public concession agreement are considered reversible assets. In 2014, ANATEL issued a public consultation with its proposals for the 2015-2020 period universalization targets. The agency’s proposal focuses on reducing the distance between public telephones and backhaul’s expansion.

Regulation of fiber networks

In December 2014, the Spanish National Regulatory & Competition Authority (Comisión Nacional de los Mercados y la Competencia) has conducted a public consultation on the regulatory obligations for broadband market regulation in Spain. As a result of this consultation, the new regulation that will apply to NGN (Next Generation Networks) could be approved in the fourth quarter of 2015 and will last for at least three years. This could increase Telefónica’s regulatory obligations in Spain and the ability of other operators to compete in such market.

In Colombia, the regulatory authority CRC published a regulatory project for transmission capacity between municipalities through fiber networks or connectivity to impose open network and elements access through a mandatory offer for those enterprises that have overcapacity and have some unused installed network elements. This project will be discussed in the first half of 2015.

Regulations on privacy

In Europe, a new Data Protection Regulation is undergoing the European legislative process which, as the date of this Annual Report, is not expected to end before mid-2015. This could lead to certain critical provisions laid down in the current draft of the regulation (presently under debate) being worded in such a way that stops or hinders Telefónica from launching some services, that focus on the processing of personal data.

In Brazil, triggered by the approval of Civil Rights Framework for Internet Governance, which provides certain generic rules about data protection, the Ministry of Justice could in the near future, adopt the final version of the Draft Personal Data Protection Act. This could lead to a greater number of obligations for operators in relation to the collection of personal data of telecom services users and further restrictions on the treatment of such data.

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Regulation of functional separation

The principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operates could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators (in specific cases and under exceptional conditions) forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality

In Europe, national regulators are seeking to strengthen their supervision of operators with regard to the blocking of access, discrimination of applications or Internet service quality. The European Parliament and the Council are simultaneously debating the draft of the European DSM Regulation proposed by the European Commission that, among other things, deals with the principle of network neutrality. The regulation of network neutrality could directly affect possible future business models of Telefónica and may affect the network management or differentiation of characteristics and quality of Internet access service.

Telefónica is present in countries where net neutrality has already been ruled, such as Chile, Colombia, Peru and more recently Brazil, but this remains a live issue and with varying degrees of development in other countries where it operates. In Germany, the Economy Minister withdrew a draft law that it published on June 20, 2013, to regulate net neutrality, especially with regard to the blocking and discrimination of content and Internet services. It plans to submit a new draft after the EU has settled on a position on net neutrality within the DSM approach, which might occur in early 2015. In addition, one German region (Bundesland of Thuringia) has passed a new law (which applies only in such region) with the aim that broadcasting and tele-media may not be blocked, limited or treated differently from other data traffic.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

For a detailed description of these regulations see Appendix VII of the Consolidated Financial Statements “Key Regulatory Issues and Concessions and Licenses Held by the Telefónica Group”.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and the United Kingdom Bribery Act of 2010 (the “Bribery Act”), and economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could have a material adverse effect on the Group’s business, reputation, results of operations and financial condition.

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2014 Consolidated Financial Statements

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Company may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 1,111 million euros and 1,046 million euros in 2014 and 2013, respectively; representing an increase of 6.2% from 1,046 million euros in 2013. These expenses represented 2.2% and 1.8% of the Group’s consolidated revenue, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (OECD) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the Company’s operations, and may cause legal contingencies or damages to the Company’s image in the event that inappropriate practices are produced by a participant in the supply chain.

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2014 Consolidated Financial Statements

As of December 31, 2014, the Telefónica Group depended on six handset suppliers and 11 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements, or otherwise have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

The telecommunications industry may be affected by the possible effects of electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between certain expert groups and public health agencies, including the World Health Organization (WHO), that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairment in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the

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2014 Consolidated Financial Statements

Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. For example, with respect to the investment in Telco, S.p.A. (“Telco”), value adjustments were made in fiscal years 2013 and 2014 with a negative impact of 267 million euros and 464 million euros, respectively.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse impact on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, regarding tax and antitrust claims, the Telefónica Group has open judicial procedures in Peru concerning the clearance of previous years’ income tax, for which a contentious-administrative appeal is currently pending; as well as in Brazil, with CADE’s (Conselho Administrativo de Defesa Ecônomica) resolution with regard to the acquisition of a 50% stake in Vivo and with certain open tax procedures, primarily relating to the CIMS (a Brazilian tax on telecommunication services). Further details on these matters are provided in the Note 21 of the Consolidated Financial Statements.

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Translation of an auditor’s report on the Internal Control over Financial

Reporting originally issued in Spanish. In the event of discrepancy,

the Spanish-language version prevails

AUDITOR’S REPORT ON THE INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of

Telefónica, S.A., engaged by the management

We have examined the description of the Internal Control over Financial Reporting of Telefónica, S.A. (the Parent Company) and subsidiaries (the Group) included in Section F of the Annual Corporate Governance Report for the year ended December 31, 2014. This examination included the evaluation of the effectiveness of internal control over financial reporting with respect to the financial information included in the Group’s consolidated financial statements at December 31, 2014, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group in Spain. Such internal control is based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework” (2013).

Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting included in the consolidated financial statements, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the aforementioned effectiveness of internal control over financial reporting, based on the work we have performed in accordance with the requirements of the Standard ISAE 3000 “Assurance Engagement Other than Audits or Reviews of Historical Financial Information” issued by the international Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) for the issuance of reports to obtain reasonable assurance.

The work performed to obtain reasonable assurance includes obtaining an understanding of the internal control over financial reporting with respect to the financial information included in the consolidated financial statements, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and Directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Domicilio Social: PI. Pablo Ruiz Picasso, 1. 28020 Madrid - Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8a, Hoja M-23123, Inscripción 116. C.I.F. B-78970506. A member firm of Ernst & Young Global Limited.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, fraud or illegal acts. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Telefónica, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting with respect to the financial information included in the consolidated financial statements as of December 31, 2014, based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework” (2013). We also have checked that the disclosures included in the accompanying description of the internal control over financial reporting at December 31, 2014 comply, in all material respects, with the requirements of article 540 of the Spanish Companies Law, approved by Royal Legislative Decree 1/2010 of July 2, and meets the minimum content of the Annual Corporate Governance Report template required by Circular 5/2013, issued on June 12, 2013 by the Comisión Nacional del Mercado de Valores (Spanish stock market regulator).

The examination indicated in the preceding paragraphs is not subject to the Spanish Audit Law, approved by Royal Legislative Decree 1/2011 of July 1, so we do not express an audit opinion in the terms provided for in the aforementioned Law.

In addition to the aforementioned examination, we have audited, in accordance with prevailing audit regulations in Spain, the consolidated financial statements of Telefónica, S.A. and subsidiaries at December 31, 2014, prepared by the Parent Company’s Directors in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group in Spain, and our report dated February 27, 2015 expressed an unqualified opinion on the aforementioned consolidated financial statements.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

February 27, 2015

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 27th, 2015	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer